Form 10-K, Exhibit 13
period 1993-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 1994-03-30
CIK 98677

EXHIBIT 13

INTERNATIONAL

Strong sales growth was realized in our Mexican subsidiary primarily due to another successful Christmas season. Profits also increased substantially, although they declined as a percentage of sales due to margin pressure. New sales and marketing programs are being implemented in order to retain and grow our sales base in this emerging market.

Canadian sales increased as did export sales outside of North America. Our sales division in the Far East developed new packaging and product formulations to appeal to local taste preferences. These new items, along with certain of our existing products, have been introduced in various test markets in the Pacific Rim. We are encouraged by the acceptance of our products in these markets to date.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND THE RESULTS OF OPERATIONS
(in thousands except per share,
percentage and ratio figures)


NET SALES
Per Share
89...     $17.02
90...     $18.45
91...     $19.73
92...     $23.30
93...     $24.64



NET EARNINGS
Per Share
89...     $1.92
90...     $2.14
91...     $2.42
92...     $3.04
93...     $3.36



FINANCIAL REVIEW

This financial review discusses the company's financial condition, results of operations, liquidity and capital resources. This discussion should be read in conjunction with the Consolidated Financial Statements and related footnotes beginning on pages 8 and 12, respectively.

FINANCIAL CONDITION

Our financial condition remained strong in 1993, bolstered by another year of record profits. Net earnings rose from $32,032 in 1992 to $35,442 in 1993. Shareholders' equity increased by 16.9% from $181,704 in 1992 to $212,343 in 1993, due principally to the addition of these earnings, less cash dividends of $3,769. Cash dividends have been paid by the company for fifty-one consecutive years. Shareholders also received a 3% stock dividend in 1993, the twenty-ninth consecutive year one has been distributed.

Capital expenditures were a record $27,992, primarily reflecting the purchase of our Chicago facility which had previously been leased, completion of the Covington plant expansion commenced in 1992, and several other projects. In October we acquired the Junior Mints, Charleston Chew, Sugar Daddy and Sugar Babies brands, along with the facility in which they are produced. This acquisition was the largest in the history of the company.

These significant investments were financed by a combination of cash and debt which is reflected in the following ratios: current ratio declined from 5.9:1 to 2.2:1; quick ratio declined from 4.5:1 to 1.5:1; current liabilities to net worth increased from 12.4% to 24.0% and debt to equity increased from 4.3% to 23.6%. Despite the increased leverage incurred in 1993, the company retains a conservative financial position and sufficient capital for other corporate purposes.

RESULTS OF OPERATIONS

1993 vs. 1992

Net sales increased in 1993 to $259,593, a record level for the seventeenth consecutive year and 6% over 1992 sales of $245,424. Sales remained at the highest level in the third quarter, due to successful Halloween and Back to School promotions.

Other factors contributing to sales growth during the year were the continued success of our traditional product lines, favorable results with seasonal lines and the line extensions, as well as growth in our Mexican and Canadian subsidiaries.

Comparing the quarterly sales in 1993 to those of 1992, increases were seen in each of the first three quarters, while the fourth quarter declined by 3%. Excluding the brands acquired in October the decrease would have been 10%. This decrease is largely due to general softness in the candy industry, the timing of some large customer Halloween shipments between the third and fourth quarters relative to the prior year and the effects of consolidation in the warehouse club class of trade.

Cost of goods sold, as a percentage of sales, was consistent with 1992 at 51.6% versus 51.8%. Raw material prices remained stable throughout the year and productivity improvements continued to


SHAREHOLDERS' EQUITY
Per Share
89...     $10.40
90...     $12.33
91...     $14.50
92...     $17.25
93...     $20.16



NET EARNINGS
As a % of Sales
89...     11.3
90...     11.6
91...     12.3
92...     13.1
93...     13.7


mitigate modest changes in the cost of other factors of production. Gross margin grew by 6% to $125,615 because of increased sales and as a percentage of sales it remained constant at 48.4% versus 48.2% in 1992.

Operating expenses, comprised of marketing, selling, physical distribution, general and administrative expenses and goodwill amortization, declined slightly as a percentage of sales to 27.8% from 28.7% in the prior year. This favorable result demonstrates the effect of management's "hands-on" involvement in the operation of the business and the implementation of effective expense control programs to keep costs in check.

The effective tax rate was comparable to the 1992 rate at 38.6% versus 38.3% and other income, consisting primarily of interest and dividend income, remained essentially even with the prior year as the decrease in our short term investment portfolio, to partially finance the acquisition, did not occur until later in the year.

Consolidated earnings rose 10.6% to $35,442, a record high for the twelfth consecutive year.

1992 vs. 1991

1992 represented the sixteenth year of record sales achievement. Sales of $245,424 were up 18.1% over 1991 sales of $207,875. Double digit gains were realized in each quarter.

The third quarter back to school and pre-Halloween sales periods, historically our largest, again surpassed levels attained in previous years. However, the largest sales increase on both a percentage and absolute basis was seen in the fourth quarter, as tight inventory management at the retail level caused seasonal orders to be carried over into October and due to the fact that our Mexican subsidiary experienced a strong Christmas season.

Sales increases stemmed from merchandising efforts directed toward the fastest growing classes of trade, continued strength in our Child's Play assortment and successful line extensions such as Blue Razz Berry Blow Pops and seasonal packs.

Cost of goods sold, as a percentage of sales, was in line with the prior year at 51.8% versus 51.6% in 1991. Both direct and indirect costs were comparable to the prior year as a percent of sales. Continued weakness in the cosmetic economy and the absence of significant increases in the cost of any major raw materials or packaging components contributed to this stability. Correspondingly, gross margin, as a percentage of sales, remained essentially even at 48.2% in 1992 compared with 48.4% in 1991.

Operating expenses, as a percentage of sales, remained comparable with the prior year and 28.7% of sales. Tight control of operating expenses is an ongoing program within the company.

The effective tax rate of 38.3% declined slightly from the 1991 level of 32.9% due to lower foreign taxes offset by foreign tax credits and increased tax free investment income. Other income rose by $1,050 due to increased interest and dividend income.

In 1991, the company adopted two new Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board. SFAS No. 109, "Accounting for Income Taxes" principally requires companies to adopt the liability method of computing deferred taxes, thereby recomputing existing tax liabilities at current rates. This change had a favorable impact of $869.

Also in 1991, the Company adopted SFAS No. 106, "Employers" Accounting for Postretirement Benefits other than Pensions whereby the accrual method is utilized to record the anticipated expenses of each retiree's benefits ratably over his/her working career. This method accelerates the recognition of expense versus the ""pay as you go'' method which deferred such recognition until the expenses were actually paid. This change had an unfavorable impact of $1,907, net of future tax benefits.

Consolidated net earnings after the cumulative effect of these accounting changes rose 25.6% to a new company record of $32,032 or $3.04 per share in 1992 from the previous record of $25,495 or $2.42 per share for 1991. Prior to the cumulative effect of accounting changes the increase was 20.7%.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities decreased $2,108 to $33,363 in 1993 from $35,471 in 1992 and $36,826 in 1991. Higher profits and depreciation and amortization and accrued liabilities in 1993 were offset by increased accounts receivable, inventories and prepaids.

Cash flows from investing activities in 1993 reflect the acquisition of Cambridge Brands along with net investment sales which were used toward its financing. Increased capital expenditures were principally due to the purchase of our Chicago plant and the Charms expansion.

Cash flows from financing activities include $92,000 of interest bearing debt incurred during 1993, $50,000 of which was paid off prior to year end. The net inflow of funds was utilized in the purchase of Cambridge Brands and our Chicago plant and enabled us to maintain a solid financial position with cash and marketable securities of $56,203.

Cash dividends were declared and paid in 1993 for the fifty-first consecutive year. Dividends were increased by 28% to $.36 per share during 1993.

Our successful operating results and financial conservatism are expressed in the following financial statements.


NET SALES
Millions of dollars
89...     $179
90...     $194
91...     $206
92...     $245
93...     $250



NET EARNINGS
Millions of dollars
89...     $20.2
90...     $22.6
91...     $25.5
92...     $32.0
93...     $35.4



GROSS MARGIN
Millions of dollars
89...     $85
90...     $91
91...     $101
92...     $118
93...     $126



SHAREHOLDERS'
EQUITY
Millions of dollars
89        $110
90        $130
91        $153
92        $182
93        $212



                                                  TOOTSIE ROLL INDUSTRIES, INC.
                                                        AND SUBSIDIARIES


                                               CONSOLIDATED STATEMENTS OF EARNINGS
                                                      AND RETAINED EARNINGS
                                              (in thousands except per share data)


                                                                    For the year ended December 31,
                                                               ------------------------------------------
                                                                 1993             1992          1991
                                                               ---------       ---------      ---------
Net sales . . . . . . . . . . . . . . . . . . . . . . . .      $259,593        $245,424       $207,875
Cost of goods sold. . . . . . . . . . . . . . . . . . . .       133,978         127,123        107,280
                                                               ---------       ---------      ---------
Gross margin. . . . . . . . . . . . . . . . . . . . . .         125,615         118,301        100,595
                                                               ---------       ---------      ---------
Operating expenses:
  Marketing, selling and advertising. . . . . . . . . . .        40,096          38,958         32,392
  Distribution and warehousing  . . . . . . . . . . . . .        17,655          16,959         14,867
  General and administrative. . . . . . . . . . . . . . .        12,837          13,186         10,837
  Amortization of the excess of cost
   over acquired net tangible assets  . . . . . . . . . .         1,510           1,265          1,264
                                                               ---------       ---------      ---------
                                                                 72,098          70,368         59,360
                                                               ---------       ---------      ---------
Earnings from operations. . . . . . . . . . . . . . . . .        53,517          47,933         41,235
Other income, net (Note 8). . . . . . . . . . . . . . . .         4,193           3,989          2,939
                                                               ---------       ---------      ---------
Earnings before income taxes. . . . . . . . . . . . . . .        57,710          51,922         44,174
Provision for income taxes (Notes 1 and 4). . . . . . . .        22,268          19,890         17,641
                                                               ---------       ---------      ---------
Earnings before cumulative effect
 of accounting changes. . . . . . . . . . . . . . . . . .        35,442          32,032         26,533
Cumulative effects of accounting
 changes - income (expense):
       Income taxes (Note 1). . . . . . . . . . . . . . .          -               -               869
       Postretirement health care and life
        insurance benefits, less income
        tax effect (Notes 1 and 7). . . . . . . . . . . .          -               -            (1,907)
                                                               ---------       ---------      ---------
Net earnings. . . . . . . . . . . . . . . . . . . . . . .        35,442          32,032         25,495

Retained earnings at beginning of year. . . . . . . . . .        90,285          83,507         74,173
                                                               ---------       ---------      ---------
                                                                125,727         115,539         99,668
                                                               ---------       ---------      ---------
Deduct (Note 5):
  Cash dividends ($.36, $.28 and $.24 per share). . . . .         3,769           2,947          2,492
  Stock dividends . . . . . . . . . . . . . . . . . . . .        25,311          22,307         13,669
                                                               ---------       ---------      ---------
                                                                 29,080          25,254         16,161
                                                               ---------       ---------      ---------
Retained earnings at end of year. . . . . . . . . . . . .      $ 96,647        $ 90,285       $ 83,507
                                                               ---------       ---------      ---------
                                                               ---------       ---------      ---------
Earnings per common share:
       Earnings before cumulative effect of
        accounting changes. . . . . . . . . . . . . . . .         $3.36           $3.04          $2.52
       Cumulative effect of accounting changes. . . . . .           -               -             (.10)
                                                               ---------       ---------      ---------
Net earnings per common share . . . . . . . . . . . . . .         $3.36           $3.04          $2.42
                                                               ---------       ---------      ---------
                                                               ---------       ---------      ---------
Average common and class B common shares
 outstanding (Note 5) . . . . . . . . . . . . . . . . . .        10,534          10,534         10,534
                                                               ---------       ---------      ---------
                                                               ---------       ---------      ---------


* Based on average shares outstanding adjusted for stock dividends.


(The accompanying notes are an integral part of these statements.)


                                                    TOOTSIE ROLL INDUSTRIES, INC.
                                                          AND SUBSIDIARIES

                                            CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
                                                           (in thousands)




                                                                                                December 31,
    ASSETS                                                                                1993                1992
                                                                                     ----------          ----------
   CURRENT ASSETS:
     Cash and cash equivalents (Notes 1 and 10). . . . . . . . . . . . . .             $  1,986            $    995
     Investments (Notes 1 and 10). . . . . . . . . . . . . . . . . . . . .               54,217              87,947
     Accounts receivable, less allowances of $2,075 and $1,219 . . . . . .               20,656              12,889
     Inventories (Note 1):
       Finished goods and work in process. . . . . . . . . . . . . . . . .               17,186              14,823
       Raw materials and supplies. . . . . . . . . . . . . . . . . . . . .               12,108              10,022
     Prepaid expenses. . . . . . . . . . . . . . . . . . . . . . . . . . .                3,667               4,544
     Deferred income taxes (Notes 1 and 4) . . . . . . . . . . . . . . . .                2,094               1,992
                                                                                     ----------          ----------
            Total current assets . . . . . . . . . . . . . . . . . . . . .              111,914             133,212
                                                                                     ----------          ----------



   PROPERTY, PLANT AND EQUIPMENT, at cost (Note 1):
     Land. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .                4,231                 231
     Buildings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               25,347               4,861
     Machinery and equipment . . . . . . . . . . . . . . . . . . . . . . .              107,685              75,091
     Leasehold improvements. . . . . . . . . . . . . . . . . . . . . . . .                   10               4,841
                                                                                     ----------          ----------
                                                                                        137,273              85,024
     Less - Accumulated depreciation and
             amortization. . . . . . . . . . . . . . . . . . . . . . . . .               50,574              44,767
                                                                                     ----------          ----------
                                                                                         86,699              40,257
                                                                                     ----------          ----------

   OTHER ASSETS:
     Excess of cost over acquired net tangible assets, net of accumulated
       amortization of $7,260 and $5,750 (Notes 1 and 2) . . . . . . . . .              101,375              45,195
     Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . .                3,952               5,806
                                                                                     ----------          ----------
                                                                                        105,327              51,001
                                                                                     ----------          ----------
                                                                                       $303,940            $224,470
                                                                                     ----------          ----------
                                                                                     ----------          ----------


(The accompanying notes are an integral part of these statements.)



                                                                                 (in thousands except per share data)

   LIABILITIES AND SHAREHOLDERS' EQUITY                                                        December 31,
                                                                                         1993                1992
                                                                                     ----------          ----------

   CURRENT LIABILITIES:

      Notes payable to banks (Notes 2, 6 and 10) . . . . . . . . . . . . .             $ 22,601            $    253
      Accounts payable . . . . . . . . . . . . . . . . . . . . . . . . . .                6,259               4,674
      Dividends payable. . . . . . . . . . . . . . . . . . . . . . . . . .                1,026                 791
      Accrued liabilities (Note 3) . . . . . . . . . . . . . . . . . . . .               17,919              13,661
      Income taxes payable . . . . . . . . . . . . . . . . . . . . . . . .                3,057               3,119
                                                                                     ----------          ----------
         Total current liabilities                                                       50,862              22,498
                                                                                     ----------          ----------

   NONCURRENT LIABILITIES:
      Deferred income taxes (Notes 1 and 4). . . . . . . . . . . . . . . .                6,364               5,986
      Postretirement health care and life insurance
      benefits (Notes 1 and 7) . . . . . . . . . . . . . . . . . . . . . .                4,498               3,976
      Industrial Development Bonds (Notes 6 and 10). . . . . . . . . . . .                7,500               7,500
      Term notes payable (Note 6 and 10) . . . . . . . . . . . . . . . . .               20,000                   -
      Other long-term liabilities. . . . . . . . . . . . . . . . . . . . .                2,373               2,806
                                                                                     ----------          ----------
      Total noncurrent liabilities                                                       40,735              20,268
                                                                                     ----------          ----------

   SHAREHOLDERS' EQUITY (Notes 1 and 5):
      Common stock, $.69-4/9 par value -
         25,000 shares authorized -
         7,069 and 6,834, respectively, issued . . . . . . . . . . . . . .                4,909               4,746
      Class B common stock, $.69-4/9 par value -
         10,000 shares authorized -
         3,465 and 3,395, respectively, issued . . . . . . . . . . . . . .                2,406               2,357
      Capital in excess of par value . . . . . . . . . . . . . . . . . . .              111,108              86,162
      Retained earnings, per accompanying statement. . . . . . . . . . . .               96,647              90,285
      Foreign currency translation adjustment account (Note 1) . . . . . .              (2,727)             (1,846)
                                                                                     ----------          ----------
                                                                                        212,343             181,704
                                                                                     ----------          ----------

   COMMITMENTS (Note 9). . . . . . . . . . . . . . . . . . . . . . . . . .                    -                   -
                                                                                     ----------          ----------
                                                                                       $303,940            $224,470
                                                                                     ----------          ----------
                                                                                     ----------          ----------

            The accompanying notes are an integral part of these statements.

                                                  TOOTSIE ROLL INDUSTRIES, INC.
                                                        AND SUBSIDIARIES

                                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                         (in thousands)


                                                                    For the year ended December 31,
                                                                 1993             1992          1991
                                                               --------         --------      --------
Cash flows from operating activities:
  Net earnings. . . . . . . . . . . . . . . . . . . . . .       $35,442         $32,032        $25,495
  Adjustments to reconcile net earnings to
        net cash provided by operating activities:
         Depreciation and amortization. . . . . . . . . .         8,814           6,071          5,202
         Translation loss . . . . . . . . . . . . . . . .           -               124            171
         Changes in operating assets and liabilities:
           Accounts receivable. . . . . . . . . . . . . .        (7,941)            113          3,152
           Inventories. . . . . . . . . . . . . . . . . .        (2,727)         (3,443)         1,457
           Prepaid expenses and other assets. . . . . . .        (2,827)           (724)           125
           Accounts payable and accrued liabilities . . .         3,179           2,964         (1,664)
           Income taxes payable and deferred. . . . . . .           214          (3,536)        (1,697)
          Postretirement health care and life
           insurance benefits . . . . . . . . . . . . . .           522             450          3,526
          Other long-term liabilities . . . . . . . . . .          (432)          1,420             59
          Other . . . . . . . . . . . . . . . . . . . . .          (881)            -              -
                                                               ---------       ---------      ---------
  Net cash provided by operating activities . . . . . . .        33,363          35,471         35,826
                                                               ---------       ---------      ---------
Cash flows from investing activities:
  Acquisition of Cambridge Brands . . . . . . . . . . . .       (81,317)            -             -
  Capital expenditures. . . . . . . . . . . . . . . . . .       (27,992)        (10,956)        (3,984)
  Investment purchases. . . . . . . . . . . . . . . . . .       (22,854)        (86,357)       (68,399)
  Investment sales. . . . . . . . . . . . . . . . . . . .        61,096          52,752         41,017
                                                               ---------       ---------      ---------
  Net cash used in investing activities . . . . . . . . .       (71,067)        (44,562)       (31,366)

                                                               ---------       ---------      ---------
Cash flows from financing activities:
  Issuances of industrial development bonds and
        notes payable . . . . . . . . . . . . . . . . . .        92,000           7,500           -
  Repayments of notes payable . . . . . . . . . . . . . .       (50,000)            -             -
  Dividends paid in cash. . . . . . . . . . . . . . . . .        (3,687)         (2,965)        (2,489)
  Other, net. . . . . . . . . . . . . . . . . . . . . . .           382             152           (797)
                                                               ---------       ---------      ---------
  Net cash provided by (used in) financing activities . .        38,695           4,687         (3,286
                                                               ---------       ---------      ---------
Increase (decrease) in cash and cash equivalents. . . . .           991          (4,403)         1,174
Cash and cash equivalents at beginning of year. . . . . .           995           5,398          4,224
                                                               ---------       ---------      ---------
Cash and cash equivalents at end of year. . . . . . . . .       $ 1,986         $   995        $ 5,398
                                                               ---------       ---------      ---------
                                                               ---------       ---------      ---------
Supplemental cash flow information:
  Income taxes paid . . . . . . . . . . . . . . . . . . .       $22,111         $23,733        $16,887
                                                               ---------       ---------      ---------
                                                               ---------       ---------      ---------

  Interest paid . . . . . . . . . . . . . . . . . . . . .       $   653         $   116        $    88
                                                               ---------       ---------      ---------
                                                               ---------       ---------      ---------


(The accompanying notes are an integral part of these statements.)

                        TOOTSIE ROLL INDUSTRIES, INC.
                              AND SUBSIDIARIES

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                   ($ in thousands except per share data)


NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF CONSOLIDATION:

   The consolidated financial statements include the accounts of Tootsie Roll Industries, Inc. and its wholly-owned subsidiaries (the company), all of which are engaged in the manufacture and sale of candy products. All significant intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS:

   The company considers temporary cash investments with a maturity of three months or less to be cash equivalents.

INVESTMENTS:

   Investments are carried at cost which approximates market and consist of various marketable securities that have maturities of less than one year.

INVENTORIES:

   Inventories are stated at cost, not in excess of market. The cost of domestic inventories ($26,500 and $21,546 at December 31, 1993 and 1992, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $4,316 and $4,301 at December 31, 1993 and 1992, respectively. The cost of foreign inventories ($2,794 and $3,299 at December 31, 1993 and 1992, respectively) has been determined by the first-in, first-out (FIFO) method.

   The company executes futures contracts to hedge price risk related to certain future purchases of product ingredients. Changes in market value of such futures contracts are included in the measurement of the cost of these ingredients.

PROPERTY, PLANT AND EQUIPMENT:

   Depreciation is computed for financial reporting purposes by use of both the straight-line and accelerated methods, whereas for income tax purposes the company uses accelerated methods on all properties. Amortization is computed for financial reporting and income tax purposes by use of the straight-line method.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS:

   Effective January 1, 1991, the company changed its method of accounting for postretirement health care and life insurance benefits to the accrual method, as a result of adopting Statement of Financial Accounting Standards
(SFAS) No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions." The cumulative effect of this accounting change was to decrease net earnings by $1,907 (net of income taxes of $1,144) or $.18 per share as of January 1, 1991. The effect of this change on 1991 operations is a decrease in net earnings before the cumulative effect of accounting changes of approximately $250 or $.02 per share.

INCOME TAXES:

   Effective January 1, 1991, the company changed its method of accounting for income taxes, as a result of adopting SFAS No. 109, "Accounting for Income Taxes." This statement requires, among other things, a change from the deferral to the liability method of computing deferred income taxes. The cumulative effect of this change on 1991 net earnings, excluding the cumulative effect upon adoption, was not material. The company elected not to restate prior years.

EXCESS OF COST OVER ACQUIRED NET TANGIBLE ASSETS:

  The excess of cost over the acquired net tangible assets of operating companies is amortized on a straight-line basis over a 40 year period.

FOREIGN CURRENCY TRANSLATION:

   During 1992 and 1991 management classified Mexico as a hyper-inflationary economy, as defined by SFAS No. 52, "Foreign Currency Translation". Under this classification, the dollar is used as the functional currency, and translation gains and losses are included in the determination of earnings. Translation losses of $124 and $171 related to the company's Mexican operations were charged to expense in 1992 and 1991, respectively.

   Effective January 1, 1993 management determined that the Mexican economy is no longer hyper-inflationary. Accordingly, the local currency is used as the functional currency and the net effect of translating the Mexican operation's financial statements is reported in a separate component of shareholders' equity.

RECLASSIFICATIONS:

   Certain prior year balances and amounts have been reclassified in order to conform to the current year presentation. Such reclassifications had no effect on net income or retained earnings as previously reported.

NOTE 2 - ACQUISITION:

   On October 15, 1993, the company purchased certain tangible and intangible assets of a candy manufacturer (Cambridge Brands) for approximately $81,300. Funds for the acquisition were provided from $9,300 of the company's own funds and $72,000 in bank borrowings (Note 6). The acquisition has been accounted for as a purchase and the net assets and the results of operations and cash flows of Cambridge Brands have been included in the company's consolidated financial statements from October 15, 1993.

   The following unaudited pro forma information shows the results of the company's operations as though the purchase of Cambridge Brands had been consummated as of the beginning of each year:


                                                      1993            1992
                                                  --------        --------
  Net sales                                       $306,584        $303,576
  Net earnings                                      36,592          32,763
  Net earnings per common share                       3.47            3.11



   The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of periods presented or of future operations.

NOTE 3 - ACCRUED LIABILITIES:

   Accrued liabilities are comprised of the following:



                                                         December 31,
                                                  ------------------------

                                                     1993            1992
                                                  --------        --------
  Compensation and employee benefits .             $ 5,989         $ 5,134
  Commissions. . . . . . . . . . . . .                 856             850
  Advertising and promotions . . . . .               4,413           2,353
  Workmen's compensation . . . . . . .                 973           1,067
  Other  . . . . . . . . . . . . . . .               5,688           4,257
                                                  --------        --------
                                                   $17,919        $13,661
                                                  --------        --------
                                                  --------        --------


NOTE 4 - INCOME TAXES:

The domestic and foreign components of pretax income are as follows:



                                            1993       1992       1991
                                           -------    -------   -------
Domestic . . . . . . . . . . . . . . .     $56,159    $48,450   $40,423
Foreign  . . . . . . . . . . . . . . .       1,551      3,472     3,751
                                           -------    -------   -------
                                           $57,710    $51,922   $44,174
                                           -------    -------   -------
                                           -------    -------   -------

The provision for income taxes is comprised of the following:


                                             1993       1992      1991
                                           -------    -------   -------
Current:
  Federal. . . . . . . . . . . . . . .     $19,052    $17,820   $14,230
  Foreign  . . . . . . . . . . . . . .         534      1,073     1,343
  State. . . . . . . . . . . . . . . .       2,406      2,469     2,312
                                           -------    -------   -------
                                            21,992     21,362    17,885
                                           -------    -------   -------
Deferred:
  Federal  . . . . . . . . . . . . . .         514    (1,318)     (586)
  Foreign  . . . . . . . . . . . . . .        (281)      (25)      411
  State  . . . . . . . . . . . . . . .          43      (129)      (69)
                                           -------    -------   -------
                                               276    (1,472)     (244)
                                           -------    -------   -------
                                           $22,268   $19,890   $17,641
                                           -------    -------   -------
                                           -------    -------   -------

  Deferred income taxes are comprised of the following:


                                              December 31,
                                           ------------------
                                             1993       1992
                                           -------    -------
Workers' compensation. . . . . . . . .      $  331     $  364
Reserve for returns. . . . . . . . . .         445        295
Reserve for uncollectible
 accounts. . . . . . . . . . . . . . .         230        257
Other accrued expenses . . . . . . . .       1,705      1,099
VEBA funding . . . . . . . . . . . . .        (526)      (433)
Other, net . . . . . . . . . . . . . .         (91)       410
                                           -------    -------
Net current deferred income
 tax asset . . . . . . . . . . . . . .      $2,094     $1,992
                                           -------    -------
                                           -------    -------



                                              December 31,
                                           ------------------
                                             1993       1992
                                           -------    -------
Depreciation . . . . . . . . . . . . .      $6,878     $7,298
Post employment benefits . . . . . . .      (1,536)    (1,353)
Deductible goodwill. . . . . . . . . .       1,342        -
Deferred compensation. . . . . . . . .        (473)      (699)
DISC commissions . . . . . . . . . . .         724        768
Other, net . . . . . . . . . . . . . .        (571)       (28)
                                           -------    -------
Net long-term deferred income
 tax liability . . . . . . . . . . . .      $6,364     $5,986
                                           -------    -------
                                           -------    -------


  The effective income tax rate differs from the statutory rate as follows:


                                                1993       1992      1991
                                              -------    -------   -------
U.S. statutory rate. . . . . . . . . .          35.0%      34.0%     34.0%
State income taxes, net  . . . . . . .           2.8        3.0       3.4
Amortization of excess of
 cost over acquired net
 tangible assets . . . . . . . . . . .           0.7        0.8       1.0
Other, net . . . . . . . . . . . . . .           0.1        0.5       1.5
                                              -------    -------   -------
Effective income tax rate. . . . . . .          38.6%      38.3%     39.9%
                                              -------    -------   -------
                                              -------    -------   -------


  The company has not provided for U.S. federal or foreign withholding taxes on $6,015 of foreign subsidiaries' undistributed earnings as of December 31, 1993 because such earnings are considered to be permanently reinvested. When excess cash has accumulated in the company's foreign subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings may be remitted, and income taxes are provided on such amounts. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.


NOTE 5 - SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:


                                                   Common Stock      Class B Common Stock   Capital in
                                               ------------------    ---------------------  excess of
                                                 Shares    Amount    Shares        Amount   par value
                                               --------- --------    --------     --------  ---------
                                                 (000's)             (000's)

 Balance at January 1, 1991 . . . .            6,287    $4,366     3,358         $2,332  $ 50,820

 Issuance of 3% stock dividend. . .              189       132        98             68    13,380
 Conversion of Class B common
  shares to common shares . . . . .               78        54       (78)           (54)        -
                                            --------  --------  --------       --------  --------
 Balance at December 31, 1991 . . .            6,554     4,552     3,378          2,346    64,200
 Issuance of 3% stock dividend. . .              197       136       100             69    21,962
 Conversion of Class B common
  shares to common shares . . . . .               83        58       (83)           (58)        -
                                            --------  --------  --------       --------  --------
 Balance at December 31, 1992                  6,834     4,746     3,395          2,357    86,162
 Issuance of 3% stock dividend. . .              204       142       101             70    24,946
 Conversion of Class B common
  shares to common shares . . . . .               31        21       (31)           (21)        -
                                            --------  --------  --------       --------  --------
 Balance at December 31, 1993 . . .            7,069    $4,909     3,465         $2,406  $111,108
                                            --------  --------  --------       --------  --------
                                            --------  --------  --------       --------  --------


 The Class B Common Stock has essentially the same rights as Common Stock, except that each share of Class B Common Stock has ten votes per share (compared to one vote per share of Common Stock), is not traded on any exchange, is restricted as to transfer and is convertible on a share-for-share basis, at any time and at no cost to the holders, into shares of Common Stock which are traded on the New York Stock Exchange.
 Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect the three percent stock dividend distributed in 1993.

NOTE 6 - NOTES PAYABLE AND INDUSTRIAL DEVELOPMENT BONDS:

 In October 1993, the company executed notes payable with three banks in the aggregate amount of $72,000 to provide funds for the acquisition of Cambridge Brands (Note 2). As of December 31, 1993 $22,000 was outstanding at fixed (3.64%) and variable interest rates based upon the London Interbank Offered Rates (LIBOR) plus 13 basis points with a composite interest rate of 3.62%. The outstanding principal balance is due in 1994.

 Additionally, the company entered into two 3-year term notes aggregating $20,000 the proceeds of which were used to purchase the company's Chicago manufacturing facility and headquarters. These term notes bear interest payable monthly at 3.55% and mature entirely in 1996.
 At December 31, 1993, the company had outstanding a three year interest rate swap agreement with a notional amount of $20,000. Under the agreement, the company exchanged a fixed rate of 4.24% for a variable rate adjusted monthly based upon LIBOR (3.33% at December 31, 1993). The company anticipates the counterparty to the swap agreement (a large financial institution) will fully perform on its obligations.
 During 1992, the company entered into an industrial development bond agreement with the City of Covington, Tennessee. The bond proceeds of $7.5 million are being used to finance the expansion of the Company's existing facilities. Interest is payable at various times during the year based upon the interest calculation option (fixed, variable or floating) selected by the company. As of December 31, 1993 and 1992, interest was calculated under the floating option

(3.4% and 2.9%, respectively) which requires monthly payments of interest. Principal on the bonds is due in its entirety in the year 2027.
 At December 31, 1993 and 1992, unexpended bond proceeds of $1,061 and $5,573 were restricted for use on the capital expenditure projects discussed above. These funds, which are included as other assets in the accompanying consolidated balance sheet, are invested in short-term securities until expended.
 In connection with the issuance of the bonds, the company entered into a letter of credit agreement with a bank for the amount of principal outstanding plus 48 days accrued interest. The letter of credit, which expires in March 1996, carries an annual fee of 32 1/2 basis points on the outstanding principal amount of the bonds.

NOTE 7 - EMPLOYEE BENEFIT PLANS:

PENSION PLANS:

 The company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 1993, 1992 and 1991 approximated $1,202, $1,075 and $867, respectively. The company also maintains certain profit sharing and savings-investment plans. Company contributions in 1993, 1992 and 1991 to these plans were $321, $291, and $263, respectively.
 The company also contributes to multi-employer defined benefit   pension
plans for its union employees. Such contributions aggregated $407, $474 and $510 in 1993, 1992 and 1991, respectively. The relative position of each employer associated with the multi-employer plans with respect to the actuarial present value of benefits and net plan assets is not determinable by the company.

POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFIT PLANS:

 The company provides certain postretirement health care and life insurance benefits for corporate office and management employees. As discussed in Note 1, the company adopted the accrual method of accounting for these benefits effective January 1, 1991. Employees become eligible for these benefits if they meet minimum age and service requirements and if they agree to contribute a portion of the cost. The company has the right to modify and terminate these benefits and increase future participant contributions. The Company does not fund postretirement health care and life insurance benefits in advance of payments for benefit claims.

The accrual for the accumulated postretirement benefit obligation at December 31, 1993 and 1992 consists of the following:



                                                    December 31,
                                                 ----------------
                                                  1993      1992
                                                 ------    ------
   Retirees. . . . . . . . . . . . . .           $1,285    $1,354
   Active employees. . . . . . . . . .            3,213     2,622
                                                 ------    ------
                                                 $4,498    $3,976
                                                 ------    ------


  Net periodic postretirement benefit cost for 1993, 1992 and 1991 included the following components:


                                                  1993      1992      1991
                                                 ------    ------    ------
  Service cost - benefits attributed
   to service during the period. . . .             $241      $246      $220
  Interest cost on the accumulated
   postretirement benefit obligation .              259       288       255
                                                 ------    ------    ------
  Net periodic postretirement benefit
   cost. . . . . . . . . . . . . . .               $500      $534      $475
                                                 ------    ------    ------
                                                 ------    ------    ------


  For measurement purposes, a 14.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease gradually to 6.5% for 2002 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $233 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $121. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 8.5% at December 31, 1993 and 1992, respectively.

NOTE 8 - OTHER INCOME, NET:

  Other income (expense) is comprised of the following:


                                                  1993      1992      1991
                                                 ------    ------    ------
  Interest income. . . . . . . . . . .           $1,975    $2,376    $1,380
  Interest expense . . . . . . . . . .             (642)     (440)     (196)
  Dividend income. . . . . . . . . . .            1,992     1,624     1,510
  Foreign exchange losses. . . . . . .               (4)     (155)     (178)
  Royalty income . . . . . . . . . . .              634       289       299
  Miscellaneous, net . . . . . . . . .              238       295       124
                                                 ------    ------    ------
                                                 $4,193    $3,989    $2,939
                                                 ------    ------    ------
                                                 ------    ------    ------


NOTE 9 - COMMITMENTS:

  Future minimum rental commitments under non-cancelable operating leases are as follows:


                                                       Amount
                                                      -------
                    1994. . . . . . . . . .           $2,213
                    1995. . . . . . . . . .            1,996
                    1996. . . . . . . . . .              153


  During 1993, the Company entered into operating leases for certain manufacturing equipment. These leases expire in 1998 but provide the Company with the option to terminate the lease in 1996 and to purchase the equipment at its fair market value.

  Rental expense aggregated $1,015, $1,243, and $1,172 in 1993, 1992 and 1991,
respectively.

NOTE 10 - DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS

  The carrying amount approximates fair value because of the short maturity of those instruments.

INVESTMENTS

  The fair values of investments are estimated based on quoted market prices.

NOTES PAYABLE AND INDUSTRIAL DEVELOPMENT BONDS

  The fair values of the company's notes payable and industrial development bonds are estimated based on the quoted market prices for the same or similar issues.

FAIR VALUE

  The estimated fair values of the company's financial instruments are as follows:


                                      1993               1992
                                 --------------    ----------------
                                 Carrying   Fair   Carrying    Fair
                                  Amount   Value    Amount     Value
                                  -------   -----   --------    -----
 Cash and cash equivalents. . .   $ 1,986  $ 1,986  $   995   $   995
 Investments. . . . . . . . . .    54,217   56,327   87,947    89,347
 Notes payable and
  industrial development
   bonds. . . . . . . . . . . .    50,101   50,101    7,500     7,500



NOTE 11 - GEOGRAPHIC AREA AND SALES INFORMATION:

Summary of sales, net earnings and assets by geographic area


                                                  1993                         1992                         1991
                                    ----------------------------- ----------------------------- --------------------------
                                               Mexico                         Mexico                       Mexico
                                      United     and    Consoli-     United     and   Consoli-    United     and    Consoli-
                                      States   Canada    dated       States   Canada   dated      States   Canada    dated
                                     -------- -------- --------     -------- -------- --------   -------- -------- --------
Sales to unaffiliated
  customers. . . . . . . . . . . . . $234,460  $25,133  $259,593    $225,001  $20,423 $245,424   $188,625  $19,250 $207,875
                                                        --------                       --------                     --------
                                                        --------                       --------                     --------

Sales between geographic areas . . .    2,186    3,219                   806    1,649                 795    1,546
                                     -------- --------              -------- --------            -------- --------
                                     $236,646  $28,352              $225,807  $22,072            $189,420  $20,796
                                     -------- --------              -------- --------            -------- --------
                                     -------- --------              -------- --------            -------- --------

Net earnings . . . . . . . . . . . . $ 34,144  $ 1,298  $ 35,442    $ 29,478  $ 2,554  $ 32,032   $ 23,722  $ 1,773 $ 25,495

Total assets . . . . . . . . . . . .  288,506   15,434   303,940     211,099   13,371   224,470    171,349   13,078  184,427

Net assets . . . . . . . . . . . . .  199,862   12,481   212,343     171,838    9,866   181,704    145,473    7,286  152,759


Total assets are those assets associated with or used directly in the respective geographic area, excluding intercompany advances and investments.

MAJOR CUSTOMER

  Revenues from a major customer aggregated approximately 13.6% and 12.5% of total net sales during the year ended December 31, 1993 and 1992.


                      REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Shareholders of
Tootsie Roll Industries, Inc.

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of earnings and retained earnings and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1, the Company changed its method of accounting for income taxes and postretirement health care and life insurance benefits in 1991.

Price Waterhouse


Chicago, Illinois
February 17, 1994

QUARTERLY FINANCIAL DATA
Tootsie Roll Industries, Inc. and Subsidiaries


                                                                          (Thousands of dollars except per share data)
1993                                                        First         Second          Third         Fourth          Total
- ------------------------------------------------------------------------------------------------------------------------------------

Net sales. . . . . . . . . . . . . . . . . . . . . .      $50,017        $53,923        $93,239        $62,414       $259,593
Gross margin . . . . . . . . . . . . . . . . . . . .       25,281         27,232         45,318         27,784        125,615
Net earnings . . . . . . . . . . . . . . . . . . . .        6,696          7,345         14,380          7,021         35,442
Net earnings per share . . . . . . . . . . . . . . .          .64            .69           1.37            .66           3.36


1992
- -----------------------------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . .      $42,798        $51,494        $86,856        $64,276       $245,424
Gross margin . . . . . . . . . . . . . . . . . . . .       21,691         26,104         41,979         28,527        118,301
Net earnings . . . . . . . . . . . . . . . . . . . .        5,563          6,733         13,076          6,660         32,032
Net earnings per share . . . . . . . . . . . . . . .          .53            .64           1.24            .63           3.04

1991
- ------------------------------------------------------------------------------------------------------------------------------------
Net sales. . . . . . . . . . . . . . . . . . . . . .      $38,405        $43,786        $77,289        $48,395       $207,875
Gross margin . . . . . . . . . . . . . . . . . . . .       19,934         22,346         37,207         21,088        100,585
Earnings before cumulative
  effect of accounting changes . . . . . . . . . . .        4,823          5,265         11,335          5,093         26,533
Cumulative effect of accounting changes. . . . . . .       (1,038)            --             --             --         (1,038)
Net earnings . . . . . . . . . . . . . . . . . . . .        3,785          5,285         11,335          5,090         25,495
Net earnings per share
  Before cumulative effect of accounting changes . .          .46            .50           1.08            .48           2.52
  Cumulative effect of accounting changes. . . . . .         (.10)            --             --             --           (.10)
  Net earnings . . . . . . . . . . . . . . . . . . .          .36            .50           1.08            .48           2.42


  Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year.


1993-1992 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES INC. STOCK



STOCK PRICES*
- -------------------------------------------------------------------------------------
1st Qtr. . . . . . . . .          83-3/8         74             81-1/8        70-1/2
2nd Qtr. . . . . . . . .          82-1/2         71-1/8         76-3/4        60
3rd Qtr. . . . . . . . .          74-1/4         85             82-1/8        61
4th Qtr. . . . . . . . .          79-1/4         69-1/4         83-1/2        78


*NYSE Closing Quotations.

Estimated Number of shareholders at 12/31/93..... 9,500


DIVIDENDS*
- --------------------------------------------------------------------------------------
1st Qtr. . . . . . . . .          $.0728         $.0613
2nd Qtr. . . . . . . . .          $.0950         $.0728
3rd Qtr. . . . . . . . .          $.0950         $.0728
4th Qtr. . . . . . . . .          $.0950         $.0728


NOTE: In addition to the above Cash Dividends, a 3% Stock
Dividend was issued on 4/22/93 and 4/24/92.

*Cash Dividends are restated to reflect 3% Stock Dividends.



FIVE YEAR SUMMARY OF EARNINGS AND FINANCIAL HIGHLIGHTS
Tootsie Roll Industries, Inc. and Subsidiaries

(See Management's Comments starting on page 5)                    1993           1992           1991          1990       1989
                                                              --------       --------       --------      --------   --------
Sales and Earnings Data
   Net Sales . . . . . . . . . . . . . . . . . . .            $259,593       $245,424       $207,875      $194,299   $179,294
   Gross Margin. . . . . . . . . . . . . . . . . .             125,615        118,301        100,595        91,094     85,295
   Interest Expense. . . . . . . . . . . . . . . .                 642            440            196           527      1,184
   Provision for Income Taxes. . . . . . . . . . .              22,268         19,890         17,641        14,563     12,994
   Earnings before cumulative
     effect of accounting changes. . . . . . . . .              35,442         32,032         26,533        22,556     20,212
   Cumulative effect of accounting changes (1) . .                   -              -         (1,038)            -          -
   Net Earnings. . . . . . . . . . . . . . . . . .              35,442         32,032         25,495        22,556     20,212
   % of Sales. . . . . . . . . . . . . . . . . . .                13.7%          13.1%          12.3%         11.6%      11.3%
   % of Shareholders' Equity . . . . . . . . . . .                16.7%          17.6%          16.7%         17.4%      18.4%

Per Common Share Data (2)
   Net Sales . . . . . . . . . . . . . . . . . . .              $24.64         $23.30         $19.73        $18.45     $17.02
   Earnings before cumulative
    effect of accounting changes . . . . . . . . .                3.36           3.04           2.52          2.14       1.92
   Cumulative effect of accounting changes (1) . .                  --             --           (.10)           --        --
   Net Earnings. . . . . . . . . . . . . . . . . .                3.36           3.04           2.42          2.14       1.92
   Shareholders' Equity. . . . . . . . . . . . . .               20.16          17.25          14.50         12.13      10.40
   Cash Dividends. . . . . . . . . . . . . . . . .                 .36            .28            .24           .21        .20
   Stock Dividends . . . . . . . . . . . . . . . .                   3%             3%             3%            3%         3%

Additional Financial Data
   Working Capital. . . . . . . . . . . . . . . . .            $61,052       $110,714        $80,569       $55,318    $33,486
   Current Ratio. . . . . . . . . . . . . . . . . .                2.2            5.9            4.8           3.5        2.6
   Net Cash Provided by
    Operating Activities (3). . . . . . . . . . . .             33,363         36,471         36,826        26,685     16,189
   Property, Plant and
    Equipment Additions . . . . . . . . . . . . . .             27,992         10,956          3,985         5,155      3,114
   Net Property, Plant and
    Equipment. . . . . . . . . . . . . . . . . . .              86,699         40,257         34,019        32,099     30,907
   Total Assets . . . . . . . . . . . . . . . . . .            303,940        224,470        184,427       159,702    136,342
   Shareholders' Equity . . . . . . . . . . . . . .            212,343        181,704        152,759       129,645    109,562
   Average Shares Outstanding (2) . . . . . . . . .             10,534         10,534         10,534        10,534     10,534


(1) Reflects adoption of new accounting standards for income taxes and postretirement health care and life insurance benefits (see Notes 1 and 7 to financial statements).

(2) Adjusted for stock dividends.

(3) 1989 has been restated in accordance with SFAS No. 35 "Statement of Cash Flows."


SUBSIDIARIES

Arrendadora Gorvac S.A. de C.V
C.G.C. Corporation
Cambridge Brands, Inc.
Cambridge Mfg., Inc.
Cambridge Services, Inc.
Cella's Confections, Inc.
Charms Company
Charms Marketing Company
Henry Eisen Advertising Agency, Inc.
J.T. Company, Inc.
Tootsie Roll of Canada, Ltd.
The Tootsie Roll Company, Inc.
Tootsie Roll Management, Inc.
Tootsie Ross Mfg., Inc.
Tootsie Rolls--Latin America, Inc.
Tootsie Roll Worldwide Ltd.
The Sweets Mix Company, Inc.
TRI de Latino America
TRI International Co.
TRI-Mass., Inc.
TRI Sales Co.
Tutsi S.A. de C.V.
World Trade & Marketing Ltd.