Form 10-K405, Exhibit 13
period 1994-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 1995-03-27
CIK 98677

                                   EXHIBIT 13

                           (PORTIONS OF ANNUAL REPORT)

   OPERATING REPORT
- ------------------------------------------------------------------------

International

Our Mexican and Canadian subsidiaries each reported increased sales and profits over the prior year. In Mexico, an especially strong fourth quarter was posted, reflecting another successful Christmas selling season. The majority of our Mexican sales were recorded prior to the large devaluation of the peso that occurred during the last two weeks of December, 1994.

At the year-end exchange rate our 1994 Mexican sales would have translated into approximately $9 million fewer U.S. dollars. Stabilization of the peso in the future or anticipated peso selling price increases for our goods could tend to offset this sales decline somewhat in 1995.

The peso devaluation had the further effect of reducing the stated U.S. dollar value of our net Mexican assets by approximately $5 million. In accordance with generally accepted accounting principles, whereby all assets and liabilities are translated at the year-end exchange rate, this amount was recorded as a direct reduction in shareholders' equity.

Canadian sales growth came from distribution gains for existing products and the new chocolate/ caramel product lines. We also completed the realignment of our broker network there.

Our sales office in the Far East continued to expand and refine distribution and to test and advertise our products in various countries in the Pacific Rim, however, development of sales in this region is costly and will be approached cautiously.

The company is exploring markets throughout the world with great interest. Our President, Ellen R. Gordon, was recently appointed by the President of the United States to the President's Export Council.

- --------------------------------------------------------------------------------

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS
    (in thousands except per share, percentage and ratio figures)
- --------------------------------------------------------------------------------

FINANCIAL REVIEW

This financial review discusses the company's financial condition, results of operations, liquidity and capital resources. It should be read in conjunction with the Consolidated Financial Statements and related footnotes beginning on pages 8 and 12, respectively.

FINANCIAL CONDITION

We further strengthened our financial condition in 1994 by achieving record operating results. Net earnings grew from $35,442 in 1993 to $37,931 in 1994, a 7.0% increase. As a result of using cash from operations to pay off short-term debt, working capital grew from $61,052 to $92,626, an increase of 51.7%.

Cash from operations was also used to fund $8,179 of capital expenditures and for the payment of $4,514 in dividends. This represented an increase of 22.4% in dividends paid over the prior year and marked the fifty-second consecutive year that cash dividends have been paid.

A 3% stock dividend was also distributed to shareholders in 1994. This was the thirtieth consecutive year that a stock dividend has been distributed.

The improvement in our financial position in 1994 over 1993 is reflected in the following ratios: current ratio rose from 2.2:1 to 4.5:1; quick ratio rose from 1.5:1 to 3.2:1; current liabilities to net worth decreased from 24.0% to 10.9% and debt to equity fell from 23.6% to 11.4%. Shareholders' equity increased by 13.2% to $240,461. These statistics are indicative of the company's conservative financial posture in the deployment of its assets.

RESULTS OF OPERATIONS

1994 vs. 1993

1994 represented the eighteenth consecutive year of record sales. Reaching $296,932, 1994 net sales were up 14.4% over 1993 sales of $259,593. The highest quarter, both in terms of sales dollars and in terms of dollar and percentage increase over the prior year, was the third quarter with traditionally strong Back to School and Halloween promotions.

The sales increase in 1994 was due largely to the full year impact of the new chocolate/caramel brands, Junior Mints, Charleston Chew, Sugar Daddy and Sugar Babies. Sales for these brands were, however, lower than they had been in the twelve months preceding the acquisition, as we kept with our plan of emphasizing profitable sales.

Other factors contributing to sales increases were a strong year in Mexico and growth in other established Tootsie Roll brands, offset by decreases in several newer, trend setting items which returned to more normal sales levels from their previous year peaks.

Cost of goods sold as a percentage of sales increased slightly from 51.6% to 52.4%, reflecting higher ingredient and packaging costs and increased indirect costs. Consequently, gross margin, which was $141,367 or 12.5% higher than 1993, declined slightly as a percentage of sales from 48.4% to 47.6%.

Gross margins have historically been lower in the fourth quarter due to the seasonal nature of our business and to the product mix

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
sold at that time of year. This effect was lessened in 1994, with improved margins on foreign operations and due to changing sales patterns resulting from the new chocolate/caramel brands.

Operating expenses, comprising marketing, selling, physical distribution, general and administrative expenses and goodwill amortization, as a percentage of sales, were 27.4%, a decrease of .4% versus 1993. While the synergies realized through integrating the chocolate/ caramel brands caused marketing and administrative costs to decline as a percent of sales, increased use of refrigerated storage and transportation caused per unit distribution costs to increase. Goodwill amortization was also higher as a result of the chocolate/caramel brands acquisition.

Other income declined by $3,014 due to lower investment income and higher interest expense. These changes had been anticipated and were the result of financing the chocolate/caramel brands acquisition and the purchase of our Chicago plant, both of which occurred toward the end of 1993. The 1994 effective tax rate was comparable to that of 1993 at 38.0% versus 38.6%.

Consolidated net earnings rose 7.0% to a new company record of $37,931 or $3.50 per share in 1994 from the previous record of $35,442 or $3.27 per share in 1993. This represents the thirteenth consecutive year of record earnings achievement.

1993 vs. 1992

Net sales increased in 1993 to $259,593, a record level for the seventeenth consecutive year and 5.8% over 1992 sales of $245,424. Factors contributing to sales growth during the year were the chocolate/caramel brands acquisition in October, 1993, continued success of our traditional product lines, favorable results with seasonal lines and line extensions, as well as growth in our Mexican and Canadian subsidiaries.

Sales remained at the highest level in the third quarter due to successful Halloween and Back to School promotions, but declined in the fourth quarter from the prior year level due to softness in certain market segments, partially offset by sales of the new chocolate/caramel brands.

Cost of goods sold, as a percentage of sales, was consistent with 1992 at 51.6% versus 51.8%. Raw material prices remained stable throughout the year and productivity improvements continued to mitigate modest changes in the cost of other factors of production. Gross margin grew by 6.2% to $125,615 because of increased sales and as a percentage of sales it remained constant at 48.4% versus 48.2% in 1992. Fourth quarter gross margin was lower than that of the other three quarters due to seasonality and sales mix factors.

Operating expenses declined slightly as a percentage of sales to 27.8% from 28.7% in the prior year. This favorable result demonstrates the effect of expense control programs that keep costs in check.

The effective tax rate was comparable to the 1992 rate at 38.6% versus 38.3% and other income, consisting primarily of interest and dividend income,

- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------

remained essentially even with the prior year as the decrease in our short-term investment portfolio to partially finance the acquisition, did not occur until later in the year. Consolidated earnings rose 10.6% to $35,442, a record high for the twelfth consecutive year.

Liquidity and Capital Resources

Cash flows from operating activities increased by $7,098 to $40,495 in 1994 from $33,397 in 1993 and $35,623 in 1992. Higher profits and depreciation and amortization in 1994 were partially offset by increases in working capital.

Cash flows from investing activities in 1994 reflect a net reduction in our investment portfolio, which was applied toward the repayment of debt. Capital expenditures were $19,813 lower in 1994 than in 1993 which had included the purchase of our Chicago plant, the Cambridge acquisition and the Charms expansion.

Cash flows from financing activities in 1994 include a net reduction of $22,601 in interest bearing debt. These borrowings had occurred in 1993 in connection with the purchase of the chocolate/caramel business.

Cash dividends were declared and paid in 1994 for the fifty-second consecutive year. Cash dividends declared were increased by 21.5% to $.42 per share during 1994.

Our operating results and financial condition are expressed in the following financial statements.

- --------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
EARNINGS AND RETAINED EARNINGS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands except per share data)
- --------------------------------------------------------------------------------

                                                                                For the year ended December 31,

                                                                                1994          1993          1992
                                                                            ------------  ------------  ------------

Net sales.................................................................      $296,932      $259,593      $245,424
Cost of goods sold........................................................       155,565       133,978       127,123
                                                                            ------------  ------------  ------------
Gross margin..............................................................       141,367       125,615       118,301
                                                                            ------------  ------------  ------------
Operating expenses:
    Marketing, selling and advertising....................................        44,974        40,096        38,958
    Distribution and warehousing..........................................        20,682        17,655        16,959
    General and administrative............................................        13,017        12,837        13,186
    Amortization of the excess of cost over acquired net tangible
     assets...............................................................         2,706         1,510         1,265
                                                                            ------------  ------------  ------------
                                                                                  81,379        72,098        70,368
                                                                            ------------  ------------  ------------
Earnings from operations..................................................        59,988        53,517        47,933
Other income, net (Note 8)................................................         1,179         4,193         3,989
                                                                            ------------  ------------  ------------
Earnings before income taxes..............................................        61,167        57,710        51,922
Provision for income taxes (Notes 1 and 4)................................        23,236        22,268        19,890
                                                                            ------------  ------------  ------------
Net earnings..............................................................        37,931        35,442        32,032
Retained earnings at beginning of year....................................        96,647        90,285        83,507
                                                                            ------------  ------------  ------------
                                                                                 134,578       125,727       115,539
                                                                            ------------  ------------  ------------
Deduct (Note 5):
    Cash dividends ($.42, $.35 and $.27 per share)........................         4,580         3,769         2,947
    Stock dividends.......................................................        22,235        25,311        22,307
                                                                            ------------  ------------  ------------
                                                                                  26,815        29,080        25,254
                                                                            ------------  ------------  ------------
Retained earnings at end of year..........................................      $107,763      $ 96,647      $ 90,285
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
Earnings per common share.................................................      $   3.50      $   3.27      $   2.95
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
Average common and class B common shares outstanding (Note 5).............        10,848        10,848        10,848
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------

         (The accompanying notes are an integral part of these statements.)
- --------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
FINANCIAL POSITION
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands)
- --------------------------------------------------------------------------------

ASSETS                                                                                               December 31,

                                                                                                  1994          1993
                                                                                              ------------  ------------

CURRENT ASSETS:
    Cash and cash equivalents (Notes 1 and 10)..............................................      $ 16,509      $  1,986
    Investments held to maturity (Notes 1 and 10)...........................................        45,861        54,217
    Accounts receivable, less allowances of $1,466 and $2,075...............................        22,087        20,656
    Inventories (Note 1):
        Finished goods and work-in-process..................................................        16,704        17,186
        Raw materials and supplies..........................................................        12,464        12,108
    Prepaid expenses........................................................................         3,094         3,667
    Deferred income taxes (Notes 1 and 4)...................................................         2,168         2,094
                                                                                              ------------  ------------
            Total current assets............................................................       118,887       111,914
                                                                                              ------------  ------------
PROPERTY, PLANT AND EQUIPMENT, at cost (Note 1):
    Land....................................................................................         6,672         4,231
    Buildings...............................................................................        26,982        25,347
    Machinery and equipment.................................................................       109,438       107,685
    Leasehold improvements..................................................................             6            10
                                                                                              ------------  ------------
                                                                                                   143,098       137,273
    Less--Accumulated depreciation and amortization.........................................        57,450        50,574
                                                                                              ------------  ------------
                                                                                                    85,648        86,699
                                                                                              ------------  ------------
OTHER ASSETS:
    Excess of cost over acquired net tangible assets, net of accumulated
      amortization of $9,966 and $7,260 (Notes 1 and 2).....................................        98,668       101,375
    Other assets............................................................................         6,880         3,952
                                                                                              ------------  ------------
                                                                                                   105,548       105,327
                                                                                              ------------  ------------
                                                                                                  $310,083      $303,940
                                                                                              ------------  ------------
                                                                                              ------------  ------------

         (The accompanying notes are an integral part of these statements.)
- --------------------------------------------------------------------------------

(in thousands except per share data)
- --------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY                                                                 December 31,

                                                                                                  1994          1993
                                                                                              ------------  ------------

CURRENT LIABILITIES:
    Notes payable to banks (Notes 2, 6 and 10)..............................................       $    --      $ 22,601
    Accounts payable........................................................................         6,124         6,259
    Dividends payable.......................................................................         1,219         1,026
    Accrued liabilities (Note 3)............................................................        17,046        17,919
    Income taxes payable....................................................................         1,872         3,057
                                                                                              ------------  ------------
            Total current liabilities.......................................................        26,261        50,862
                                                                                              ------------  ------------
NONCURRENT LIABILITIES:
    Deferred income taxes (Notes 1 and 4)...................................................         7,716         6,364
    Postretirement health care and life insurance benefits (Notes 1 and 7)..................         4,993         4,498
    Industrial Development Bonds (Notes 6 and 10)...........................................         7,500         7,500
    Term notes payable (Notes 6 and 10).....................................................        20,000        20,000
    Other long term liabilities.............................................................         3,152         2,373
                                                                                              ------------  ------------
            Total noncurrent liabilities....................................................        43,361        40,735
                                                                                              ------------  ------------
SHAREHOLDERS' EQUITY (Notes 1 and 5):
    Common stock, $.69-4/9 par value--
      25,000 shares authorized--
      7,306 and 7,069, respectively, issued.................................................         5,074         4,909
    Class B common stock, $.69-4/9 par value--
      10,000 shares authorized--
      3,542 and 3,465, respectively, issued.................................................         2,459         2,406
    Capital in excess of par value..........................................................       132,997       111,108
    Retained earnings, per accompanying statement...........................................       107,763        96,647
    Foreign currency translation adjustment account (Note 1)................................        (7,832)       (2,727)
                                                                                              ------------  ------------
                                                                                                   240,461       212,343
                                                                                              ------------  ------------
COMMITMENTS (Note 9)........................................................................            --            --
                                                                                              ------------  ------------
                                                                                                  $310,083      $303,940
                                                                                              ------------  ------------
                                                                                              ------------  ------------

- --------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
CASH FLOWS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands)
- --------------------------------------------------------------------------------

                                                                                For the year ended December 31,

                                                                                1994          1993          1992
                                                                            ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings..........................................................       $37,931       $35,442       $32,032
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization.....................................        10,478         8,814         6,071
        Loss on retirement of fixed assets................................           190            34           152
        Translation loss..................................................            --            --           124
        Changes in operating assets and liabilities:
            Accounts receivable...........................................        (5,158)       (7,941)          113
            Inventories...................................................        (1,091)       (2,727)       (3,443)
            Prepaid expenses and other assets.............................        (3,952)       (2,827)         (724)
            Accounts payable and accrued liabilities......................          (107)        3,179         2,964
            Income taxes payable and deferred.............................         1,075           214        (3,536)
            Postretirement health care and life insurance benefits........           495           522           450
            Other long-term liabilities...................................           778          (432)        1,420
            Other.........................................................          (144)         (881)           --
                                                                            ------------  ------------  ------------
    Net cash provided by operating activities.............................        40,495        33,397        35,623
                                                                            ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of Cambridge Brands.......................................            --       (81,317)           --
    Capital expenditures..................................................        (8,179)      (27,992)      (10,956)
    Investment purchases..................................................       (72,394)      (22,854)      (86,357)
    Investment sales......................................................        81,650        61,096        52,752
                                                                            ------------  ------------  ------------
    Net cash provided by (used in) investing activities...................         1,077       (71,067)      (44,561)
                                                                            ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuances of industrial development bonds and notes payable...........        25,000        92,000         7,500
    Repayments of notes payable...........................................       (47,000)      (50,000)           --
    Borrowings under line of credit agreements, net of repayments.........          (535)          348            --
    Dividends paid in cash................................................        (4,514)       (3,687)       (2,965)
                                                                            ------------  ------------  ------------
    Net cash provided by (used in) financing activities...................       (27,049)       38,661         4,535
                                                                            ------------  ------------  ------------
Increase (decrease) in cash and cash equivalents..........................        14,523           991        (4,403)
Cash and cash equivalents at beginning of year............................         1,986           995         5,398
                                                                            ------------  ------------  ------------
Cash and cash equivalents at end of year..................................       $16,509       $ 1,986        $  995
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
Supplemental cash flow information:
    Income taxes paid.....................................................       $22,817       $22,111       $23,733
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
    Interest paid.........................................................       $ 1,798        $  653        $  116
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------

         (The accompanying notes are an integral part of these statements.)
- --------------------------------------------------------------------------------

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS ($ IN THOUSANDS EXCEPT PER SHARE
   DATA)
       TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 1--SIGNIFICANT ACCOUNTING POLICIES:

Basis of consolidation:

  The consolidated financial statements include the accounts of Tootsie Roll Industries, Inc. and its wholly-owned subsidiaries (the company), which are primarily engaged in the manufacture and sale of candy products. All significant intercompany transactions have been eliminated.

Revenue recognition:

  Revenues are recognized when products are shipped. Accounts receivable are unsecured.

Cash and cash equivalents:

  The company considers temporary cash investments with a maturity of three months or less to be cash equivalents.

Investments:

  Investments consist of various marketable securities that have maturities of less than one year. As of January 1, 1994, the company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting For Certain Investments in Debt and Equity Securities" which requires the company to classify each of its debt and equity securities into one of three categories: held to maturity, available for sale or trading. The company has concluded that its investments should be classified as held to maturity due to the existence of positive intent and ability to hold these securities to maturity. Accordingly, all investments have been measured at amortized cost in the statement of financial position. There was no effect on the company's consolidated financial statements from adoption of this statement.

Inventories:

  Inventories are stated at cost, not in excess of market. The cost of domestic inventories ($26,571 and $26,500 at December 31, 1994 and 1993, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $4,005 and $4,316 at December 31, 1994 and 1993, respectively. The cost of foreign inventories
($2,597 and $2,794 at December 31, 1994 and 1993, respectively) has been determined by the first-in, first-out (FIFO) method.

  From time to time, the company enters into commodity futures and option contracts in order to fix the price, on a short-term basis, of certain future ingredient purchases which are integral to the company's manufacturing process and which may be subject to price volatility (primarily sugar and corn syrup). Gains or losses, if any, resulting from these contracts are considered as a component of the cost of the ingredients being hedged. Open contracts at December 31, 1994 and 1993 were not material.
Property, plant and equipment:

  Depreciation is computed for financial reporting purposes by use of both the straight-line and accelerated methods based on useful lives of 5 to 35 years for both buildings and machinery and equipment. For income tax purposes the company uses accelerated methods on all properties.
Postretirement health care and life insurance benefits:

  The company provides certain postretirement health care and life insurance benefits. The cost of these postretirement benefits is accrued during employees' working careers in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits other than Pensions."

Income taxes:

  The company uses the liability method of computing deferred income taxes in accordance with SFAS No. 109 "Accounting For Income Taxes."

Excess of cost over acquired net tangible assets:

  The excess of cost over the acquired net tangible assets of operating companies is amortized on a straight-line basis over a 40 year period. The company assesses the recoverability of its intangible assets using undiscounted future cash flows.

Foreign currency translation:

  During 1992 management classified Mexico as a hyper-inflationary economy, as defined by SFAS No. 52, "Foreign Currency Translation." Under this classification, the dollar is used as the functional currency, and translation gains and losses are included in the determination of earnings. A translation loss of $124 related to the company's Mexican operations was charged to expense in 1992.

  Effective January 1, 1993 management determined that the Mexican economy was no longer hyper-inflationary. Accordingly, the local currency is used as the functional currency and the net effect of translating the Mexican operation's financial statements is reported in a separate component of shareholders' equity.

NOTE 2--ACQUISITION:

  On October 15, 1993, the company purchased certain tangible and intangible assets of a candy manufacturer (Cambridge Brands) for approximately $81,300. Funds for the acquisition were provided from $9,300 of the company's own funds and $72,000 in bank borrowings (Note 6). The acquisition was accounted for as a purchase and the net assets and the results of operations and cash flows of Cambridge Brands have been included in the company's consolidated financial statements from October 15, 1993.

  The following unaudited pro forma information shows the results of the company's operations as though the purchase of Cambridge Brands had been consummated as of the beginning of each year:

                                                        1993       1992
                                                      ---------  ---------
Net sales...........................................  $ 306,584  $ 303,576
Net earnings........................................     36,592     32,763
Net earnings per common share.......................       3.37       3.02

  The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of periods presented or of future operations.

NOTE 3--ACCRUED LIABILITIES:

  Accrued liabilities are comprised of the following:

                                                            December 31,
                                                        --------------------
                                                          1994       1993
                                                        ---------  ---------
Compensation and employee benefits....................  $   5,512  $   5,989
Commissions...........................................        736        856
Advertising and promotions............................      4,766      4,413
Workers' compensation.................................      1,271        973
Other.................................................      4,761      5,688
                                                        ---------  ---------
                                                        $  17,046  $  17,919
                                                        ---------  ---------
                                                        ---------  ---------

NOTE 4--INCOME TAXES:

  The domestic and foreign components of pretax income are as follows:

                                               1994       1993       1992
                                             ---------  ---------  ---------
Domestic...................................  $  58,439  $  56,159  $  48,450
Foreign....................................      2,728      1,551      3,472
                                             ---------  ---------  ---------
                                             $  61,167  $  57,710  $  51,922
                                             ---------  ---------  ---------
                                             ---------  ---------  ---------

  The provision for income taxes is comprised of the following:

                                               1994       1993       1992
                                             ---------  ---------  ---------
Current:
  Federal..................................  $  18,096  $  19,052  $  17,820
  Foreign..................................      1,455        534      1,073
  State....................................      2,407      2,406      2,469
                                             ---------  ---------  ---------
                                                21,958     21,992     21,362
                                             ---------  ---------  ---------
Deferred:
  Federal..................................      1,972        514     (1,318)
  Foreign..................................       (963)      (281)       (25)
  State....................................        269         43       (129)
                                             ---------  ---------  ---------
                                                 1,278        276     (1,472)
                                             ---------  ---------  ---------
                                             $  23,236  $  22,268  $  19,890
                                             ---------  ---------  ---------
                                             ---------  ---------  ---------

  Deferred income taxes are comprised of the following:

                                                              December 31,
                                                          --------------------
                                                            1994       1993
                                                          ---------  ---------
Workers' compensation...................................  $     435  $     331
Reserve for returns.....................................        438        445
Reserve for uncollectible accounts......................        174        230
Other accrued expenses..................................      1,842      1,705
VEBA funding............................................       (756)      (526)
Other, net..............................................         35        (91)
                                                          ---------  ---------
Net current deferred income tax asset...................  $   2,168  $   2,094
                                                          ---------  ---------
                                                          ---------  ---------

                                                              December 31,
                                                          --------------------
                                                            1994       1993
                                                          ---------  ---------
Depreciation............................................  $   7,229  $   6,878
Post employment benefits................................     (1,709)    (1,536)
Deductible goodwill.....................................      2,071      1,342
Deferred compensation...................................       (739)      (473)
DISC commissions........................................        849        724
Other, net..............................................         15       (571)
                                                          ---------  ---------
Net long-term deferred income tax liability.............  $   7,716  $   6,364
                                                          ---------  ---------
                                                          ---------  ---------

  The effective income tax rate differs from the statutory rate as follows:

                                                    1994        1993        1992
                                                 ----------  ----------  ----------
U.S. statutory rate............................       35.0%       35.0%       34.0%
State income taxes, net........................        2.8         2.8         3.0
Amortization of excess of cost over acquired
 net tangible assets...........................        0.7         0.7         0.8
Other, net.....................................       (0.5)        0.1         0.5
                                                     ---         ---         ---
Effective income tax rate......................       38.0%       38.6%       38.3%
                                                     ---         ---         ---
                                                     ---         ---         ---

  The company has not provided for U.S. federal or foreign withholding taxes on $2,701 of foreign subsidiaries' undistributed earnings as of December 31, 1994 because such earnings are considered to be permanently reinvested. When excess cash has accumulated in the company's foreign subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings may be remitted, and income taxes are provided on such amounts. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

NOTE 5--SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

                                                            Class B
                                Common Stock              Common Stock        Capital in
                          ------------------------  ------------------------   excess of
                                         Amount                    Amount      par value
                            Shares     -----------               -----------  -----------
                          -----------                 Shares
                             (000's)                -----------
                                                       (000's)
Balance at
 January 1, 1992........       6,554    $   4,552        3,378    $   2,346    $  64,200
Issuance of 3%
 stock dividend.........         197          136          100           69       21,962
Conversion of Class B
 common shares to common
 shares.................          83           58          (83)         (58)          --
                               -----   -----------       -----   -----------  -----------
Balance at
 December 31, 1992......       6,834        4,746        3,395        2,357       86,162
Issuance of 3%
 stock dividend.........         204          142          101           70       24,946
Conversion of Class B
 common shares to common
 shares.................          31           21          (31)         (21)          --
                               -----   -----------       -----   -----------  -----------
Balance at
 December 31, 1993......       7,069        4,909        3,465        2,406      111,108
Issuance of 3%
 stock dividend.........         211          147          103           71       21,889
Conversion of Class B
 common shares to common
 shares.................          26           18          (26)         (18)          --
                               -----   -----------       -----   -----------  -----------
Balance at
 December 31, 1994......       7,306    $   5,074        3,542    $   2,459    $ 132,997
                               -----   -----------       -----   -----------  -----------
                               -----   -----------       -----   -----------  -----------

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

  Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect the three percent stock dividend distributed in 1994.

NOTE 6--NOTES PAYABLE AND INDUSTRIAL DEVELOPMENT BONDS:

  In October 1993, the company executed notes payable with three banks in the aggregate amount of $72,000 to provide funds for the acquisition of Cambridge Brands (Note 2). As of December 31, 1994 these notes have been repaid.

  Additionally, in 1993, the company entered into two 3-year term notes aggregating $20,000 the proceeds of which were used to purchase the company's Chicago manufacturing facility and headquarters. These term notes bear interest payable monthly at 3.55% and mature entirely in 1996.

  At December 31, 1994, the company had outstanding a three year interest rate swap agreement with a notional amount of $20,000. Under the agreement, the company exchanged a fixed rate of 4.24% for a variable rate adjusted monthly based upon 30 day LIBOR (6% at December 31, 1994). The company anticipates the counterparty to the swap agreement (a large financial institution) will fully perform on its obligations. The company accounts for the agreement using hedge accounting, and does not anticipate any circumstances, such as the early repayment of the underlying debt, which would cause a change in the accounting method used.

  During 1992, the company entered into an industrial development bond agreement with the City of Covington, Tennessee. The bond proceeds of $7.5 million are being used to finance the expansion of the company's existing facilities. Interest is payable at various times during the year based upon the interest calculation option (fixed, variable or floating) selected by the company. As of December 31, 1994 and 1993, interest was calculated under the floating option (4.1% and 3.4%, respectively) which requires monthly payments of interest. Principal on the bonds is due in its entirety in the year 2027.

  At December 31, 1994 and 1993, unexpended bond proceeds of $162 and $1,061 were restricted for use on the capital expenditure projects discussed above. These funds, which are included as other assets in the accompanying consolidated balance sheet, are invested in short-term securities until expended.

  In connection with the issuance of the bonds, the company entered into a letter of credit agreement with a bank for the amount of principal outstanding plus 48 days' accrued interest. The letter of credit, which expires in March 1996, carries an annual fee of 32 1/2 basis points on the outstanding principal amount of the bonds.
NOTE 7--EMPLOYEE BENEFIT PLANS:
Pension plans:

  The company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 1994, 1993 and 1992 approximated $1,426, $1,202 and $1,075, respectively. The company also maintains certain profit sharing and savings-investment plans. Company contributions in 1994, 1993 and 1992 to these plans were $420, $321 and $291, respectively.

  The company also contributes to multi-employer defined benefit pension plans for its union employees. Such contributions aggregated $352, $407 and $474 in 1994, 1993 and 1992, respectively. The relative position of each employer associated with the multi-employer plans with respect to the actuarial present value of benefits and net plan assets is not determinable by the company.

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

  The accrual for the accumulated postretirement benefit obligation at December 31, 1994 and 1993 consists of the following:

                                                          December 31,
                                                      --------------------
                                                        1994       1993
                                                      ---------  ---------
Retirees............................................  $   1,287  $   1,285
Active employees....................................      3,706      3,213
                                                      ---------  ---------
                                                      $   4,993  $   4,498
                                                      ---------  ---------
                                                      ---------  ---------

  Net periodic postretirement benefit cost for 1994, 1993 and 1992 included the following components:

                                                             1994       1993       1992
                                                           ---------  ---------  ---------
Service cost--benefits attributed to
  service during the period..............................  $     318  $     241  $     246
Interest cost on the accumulated postretirement
  benefit obligation.....................................        291        259        288
                                                           ---------  ---------  ---------
Net periodic postretirement benefit cost.................  $     609  $     500  $     534
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------

  For measurement purposes, a 13.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995; the rate was assumed to decrease gradually to 6.5% for 2002 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by approximately $485 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $116. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8% and 7% at December 31, 1994 and 1993, respectively.

NOTE 8--OTHER INCOME, NET:

  Other income (expense) is comprised of the following:

                                                   1994       1993       1992
                                                 ---------  ---------  ---------
Interest income................................  $   1,288  $   1,975  $   2,376
Interest expense...............................     (1,649)      (642)      (440)
Dividend income................................      1,509      1,992      1,624
Foreign exchange losses........................       (225)        (4)      (155)
Royalty income.................................        149        634        289
Miscellaneous, net.............................        107        238        295
                                                 ---------  ---------  ---------
                                                 $   1,179  $   4,193  $   3,989
                                                 ---------  ---------  ---------
                                                 ---------  ---------  ---------

NOTE 9--COMMITMENTS:

  Future minimum rental commitments under non-cancelable operating leases are $2,395, $222, $42, $42 and $53 in the years 1995, 1996, 1997, 1998 and thereafter, respectively.

  During 1993 and 1994, the company entered into operating leases for certain manufacturing equipment. These leases expire in 1998 but provide the company with the option to terminate the lease in 1996 and to purchase the equipment at its fair market value.

  Rental  expense aggregated $2,314, $1,015, and  $1,243 in 1994, 1993 and 1992,
respectively.

NOTE 10--DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents and investments

  The carrying amount approximates fair value of cash and cash equivalents because of the short maturity of those instruments. The fair values of investments are estimated based on quoted market prices.

Notes payable and industrial development bonds

  The fair values of the company's notes payable and industrial development bonds are estimated based on the quoted market prices for the same or similar issues.

Interest rate swap agreement

  The fair value of the company's interest rate swap agreement is calculated using a valuation model based on well recognized financial principles and current market information to provide a reasonable approximation of fair value.

Fair value

  The estimated fair values of the company's financial instruments are as follows:

                                                  1994                      1993
                                        ------------------------  ------------------------
                                         Carrying                  Carrying
                                          Amount     Fair Value     Amount     Fair Value
                                        -----------  -----------  -----------  -----------
Cash and cash equivalents.............   $  16,509    $  16,509    $   1,986    $   1,986
Investments held to maturity..........      45,861       47,073       54,217       56,272
Notes payable and
  industrial development bonds........      27,500       27,500       50,101       50,101
Interest rate swap agreement..........           0       (1,214)           0        2,279

A summary of the aggregate fair value, gross unrealized holding gains, gross unrealized losses and amortized cost basis of the company's investments held to maturity by major security type is as follows:

                                                         December 31, 1994
                                           ----------------------------------------------
                                                                         Unrealized
                                            Amortized     Fair     ----------------------
                                              Cost        Value      Gains      Losses
                                           -----------  ---------  ---------  -----------
Unit investment trusts of preferred
 stocks..................................   $   7,836   $   8,653  $     849   ($     32)
Tax-free commercial paper................       9,996      10,000          4          --
Municipal bonds..........................      11,773      11,711          1         (63)
Unit investment trusts of municipal
 bonds...................................       4,547       5,033        546         (60)
US gov't/gov't agency obligations........       9,901       9,872         --         (29)
Private export funding securities........       1,808       1,804         --          (4)
                                           -----------  ---------  ---------  -----------
                                            $  45,861   $  47,073  $   1,400   ($    188)
                                           -----------  ---------  ---------  -----------
                                           -----------  ---------  ---------  -----------

                                                          December 31, 1993
                                            ----------------------------------------------
                                                                          Unrealized
                                             Amortized     Fair     ----------------------
                                               Cost        Value      Gains      Losses
                                            -----------  ---------  ---------  -----------
Unit investment trusts of preferred
 stocks...................................   $  11,250   $  12,698  $   1,482   ($     34)
Tax-free commercial paper.................      19,803      19,802          5          (6)
Municipal bonds...........................      14,314      14,428        114          --
Unit investment trusts of municipal
 bonds....................................       7,139       7,633        650        (156)
Private export funding securities.........       1,711       1,711         --          --
                                            -----------  ---------  ---------  -----------
                                             $  54,217   $  56,272  $   2,251   ($    196)
                                            -----------  ---------  ---------  -----------
                                            -----------  ---------  ---------  -----------

NOTE 11--GEOGRAPHIC AREA AND SALES INFORMATION:
Summary of sales, net earnings and assets by geographic area

                                                 1994                            1993                            1992
                                    ------------------------------  ------------------------------  ------------------------------
                                                Mexico                          Mexico                          Mexico
                                     United      and     Consoli-    United      and     Consoli-    United      and     Consoli-
                                     States     Canada     dated     States     Canada     dated     States     Canada     dated
                                    ---------  --------  ---------  ---------  --------  ---------  ---------  --------  ---------
Sales to unaffiliated customers...   $268,582   $28,350   $296,932   $234,460   $25,133   $259,593   $225,001   $20,423   $245,424
                                                         ---------                       ---------                       ---------
                                                         ---------                       ---------                       ---------
Sales between geographic areas....      1,382     2,204                 2,186     3,219                   806     1,649
                                    ---------  --------             ---------  --------             ---------  --------
                                     $269,964   $30,554              $236,646   $28,352              $225,807   $22,072
                                    ---------  --------             ---------  --------             ---------  --------
                                    ---------  --------             ---------  --------             ---------  --------
Net earnings......................   $ 36,139   $ 1,792   $ 37,931   $ 34,144   $ 1,298   $ 35,442   $ 29,478   $ 2,554   $ 32,032
Total assets......................   $297,981   $12,102   $310,083   $288,506   $15,434   $303,940   $211,099   $13,371   $224,470
Net assets........................   $229,066   $11,395   $240,461   $199,862   $12,481   $212,343   $171,838   $ 9,866   $181,704

Total assets are those assets associated with or used directly in the respective geographic area, excluding intercompany advances and investments.

Major customer

  Revenues from a major customer aggregated approximately 16.8%, 13.6% and 12.5% of total net sales during the years ended December 31, 1994, 1993 and 1992, respectively.

- --------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of earnings and retained earnings and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Chicago, Illinois
February 15, 1995

QUARTERLY FINANCIAL DATA
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

                                                                      (Thousands of dollars except per share data)
                              1994                                  First     Second      Third     Fourth      Total
- -----------------------------------------------------------------------------------------------------------------------
Net sales.......................................................    $56,370    $62,891   $111,014    $66,657   $296,932
Gross margin....................................................     28,121     31,306     51,195     30,745    141,367
Net earnings....................................................      6,962      7,860     15,386      7,723     37,931
Net earnings per share..........................................        .64        .72       1.42        .72       3.50

1993
- -----------------------------------------------------------------------------------------------------------------------
Net sales.......................................................    $50,017    $53,923    $93,239    $62,414   $259,593
Gross margin....................................................     25,281     27,232     45,318     27,784    125,615
Net earnings....................................................      6,696      7,345     14,380      7,021     35,442
Net earnings per share..........................................        .62        .68       1.32        .65       3.27

1992
- -----------------------------------------------------------------------------------------------------------------------
Net sales.......................................................    $42,798    $51,494    $86,856    $64,276   $245,424
Gross margin....................................................     21,691     26,104     41,979     28,527    118,301
Net earnings....................................................      5,563      6,733     13,076      6,660     32,032
Net earnings per share..........................................        .51        .62       1.21        .61       2.95

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year.

- -----------------------------------------------------------------------------------------------------------------------

       1994-1993 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICE AND DIVIDENDS PER SHARE

               STOCK PRICES*                                            DIVIDENDS*
                    1994                  1993
 ----------------------------------------------------
               Hi         Lo         Hi         Lo                              1994       1993
 ----------------------------------------------------   ------------------------------------------------------
1st Qtr...  76-1/2     69-1/4     83-3/8     74         1st Qtr.............  $   .0923  $   .0707
2nd Qtr...  70         59-1/8     82-1/2     71-1/8     2nd Qtr.............  $   .1100  $   .0923
3rd Qtr...  63-3/4     59-1/2     74-1/4     65         3rd Qtr.............  $   .1100  $   .0923
4th Qtr...  63-3/4     54-1/8     79-1/4     69-1/4     4th Qtr.............  $   .1100  $   .0923

                                                        NOTE: In addition to the above cash dividends, a 3%
                                                        stock dividend was issued on 4/22/94 and 4/22/93.
                                                        *Cash dividends are restated to reflect 3% stock
                                                        dividends.
*NYSE -- Composite Quotations.
Estimated Number of shareholders at 12/31/94 ... 9,500

FIVE YEAR SUMMARY OF EARNINGS AND FINANCIAL HIGHLIGHTS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(Thousands of dollars except per share, percentage and ratio figures)
- --------------------------------------------------------------------------------


     (See Management's Comments starting on page 5)          1994       1993       1992       1991       1990
                                                           ---------  ---------  ---------  ---------  ---------

Sales and Earnings Date
        Net Sales........................................  $ 296,932  $ 259,593  $ 245,424  $ 207,875  $ 194,299
        Gross Margin.....................................    141,367    125,615    118,301    100,595     91,094
        Interest Expense.................................      1,649        642        440        196        527
        Provision for Income Taxes.......................     23,236     22,268     19,890     17,641     14,563
        Earnings before cumulative effect of accounting
         changes.........................................     37,931     35,442     32,032     26,533     22,556
        Cumulative effect of accounting changes (1)......         --         --         --     (1,038)        --
        Net Earnings.....................................     37,931     35,442     32,032     25,495     22,556
            % of Sales...................................       12.8%      13.7%      13.1%      12.3%      11.6%
            % of Shareholders' Equity....................       15.8%      16.7%      17.6%      16.7%      17.4%

Per Common Share Data (2)
        Net Sales........................................  $   27.37  $   23.93  $   22.62  $   19.16  $   17.91
        Earnings before cumulative effect of accounting
         changes.........................................       3.50       3.27       2.95       2.45       2.08
        Cumulative effect of accounting changes (1)......         --         --         --       (.10)        --
        Net Earnings.....................................       3.50       3.27       2.95       2.35       2.08
        Shareholders' Equity.............................      22.17      19.57      16.75      14.08      11.97
        Cash Dividends...................................        .42        .35        .27        .23        .20
        Stock Dividends..................................          3%         3%         3%         3%         3%

Additional Financial Data
        Working Capital..................................  $  92,626  $  61,052  $ 110,714  $  80,569  $  55,378
        Current Ratio....................................        4.5        2.2        5.9        4.8        3.5
        Net Cash Provided by Operating Activities........     40,495     33,397     35,623     35,826     26,685
        Property, Plant & Equipment Additions (3)........      8,179     52,492     10,956      3,985      5,155
        Net Property, Plant & Equipment..................     85,648     86,699     40,257     34,019     32,099
        Total Assets.....................................    310,083    303,940    224,470    184,427    159,702
        Long Term Debt...................................     27,500     27,500      7,500         --         --
        Shareholders' Equity.............................    240,461    212,343    181,704    152,759    129,845
        Average Shares Outstanding (2)...................     10,848     10,848     10,848     10,848     10,848

           (1) Reflects adoption of new accounting standards for income taxes and postretirement health care and life insurance benefits (see Notes 1, 4 and 7 to financial statements).
           (2)  Adjusted for stock dividends.
           (3) 1993 includes $44,500 relating to the Cambridge Brands acquisition and the purchase of the Chicago office and plant facilities.

- --------------------------------------------------------------------------------

17