Form 10-K405, Exhibit 13
period 1995-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 1996-03-28
CIK 98677

   OPERATING REPORT
------------------------------------------------------------------------

Marketing and Sales

Sales reached a record high once again in 1995, with strong increases in our core brands. These increases resulted from successful promotions including shippers, combo packs and bonus bags, which are designed to make Tootsie Roll products a compelling value to both the retailer and to the end consumer.

As is customary for the company, the third quarter was our highest selling period, again due to successful Halloween and back-to-school promotions. Our bagged goods, including variety packs containing popular assortments of the company's offerings, continued to be well accepted by the trade and helped fuel increased Halloween sales.

Sales growth in our core brands was supplemented by a number of new products and line extensions. Also, seasonal packs, where traditional items are presented in festive packaging for special occasions such as Valentines Day, Easter and Christmas, continued to grow in popularity, while distribution gains were made in theaters and other targeted trade classes through focused promotional activities.

Other highlights for the year include favorable trade and consumer response to the 50th Anniversary of the Mason Dots brand, which was accented with special anniversary graphics. Our new Caramel Apple Pop, a combination of sour apple hard candy smothered in milk caramel, was introduced in the fall of the year and met with immediate consumer acceptance. Bytes, an extension of our Blow Pop line, was successfully introduced in test markets during 1995 and is set for national roll out in 1996. Also, Black Cherry, the newest flavor in this line, was named New Product of the Year in the high growth non-chocolate category by a leading candy industry publication.

Advertising and Public Relations

Television was once again the chief media chosen to deliver our advertising to targeted consumers in 1995. Broad audiences of both children and adults were successfully reached through carefully selected spot, network and cable placements which were timed to coincide with the seasonality of our consumers' buying habits. Adults were also targeted throughout the year on leading game and talk shows with the healthful message that Tootsie Rolls contain far less fat than other leading bars.

Consumer interest in lowering fat and cholesterol intake was evident in numerous letters we received complimenting this aspect of many of our products. Also, as has happened many times before with service people on foreign soil, we received warm letters from soldiers in Bosnia who found Tootsie Roll and Charms Products in military rations to be comforting and nostalgic reminders of home.

Media coverage of Tootsie Roll continued to be favorable in 1995, with many positive and complimentary articles appearing in newspapers and magazines throughout the country. A press kit highlighting the company and its long, colorful history was developed to promote the 100th Anniversary to our consumers throughout 1996.

Awareness of our company and brands is being further promoted by a stylish, new catalogue developed in 1995. As our first broad based mail order initiative, the catalogue features dozens of items of clothing and accessories creatively incorporating many of our logo designs. Consumer response to the catalogue has been positive and circulation is expected to expand in 1996. While each mailing of the catalogue constitutes a secondary form of product advertising, further benefits arise when Tootsie fans proudly wear and use these high quality articles bearing our brand names.

Manufacturing/Distribution

Continuing capital investments and operating improvements were made in 1995 to increase capacity, reduce cost and improve product quality. Significant overhead savings were realized and energy usage was reduced in our major manufacturing facilities through our ongoing operations review process which aggressively identifies areas for improvement. This process requires constant vigilance as operations and processes evolve over time.

--------------------------------------------------------------------------------

------------------------------------------------------------------------

In Chicago we completed a project to make, rather than purchase, certain raw material blends. We also completed the installation of new cooking equipment, added new process control technology, initiated the first phase of a project to upgrade our inventory tracking systems and commenced the testing of new, high speed wrapping equipment which our engineers assisted in developing. All of these projects are consistent with our commitment to maintain our competitive stature in the deployment of leading edge manufacturing technology throughout our operations.

Additionally, several significant maintenance projects were completed at our Chicago facility.

In Tennessee, new processing and packaging equipment was installed to increase efficiency and improve product quality and a new line was added for the test of Blow Pop Bytes. Also, creating the new Caramel Apple Pop was made feasible by the sharing of technology between our Tennessee and Massachusetts plants.

Throughout all plant operations, emphasis on a "team" culture, stressing the importance of collective achievement over individual performance, continued to yield significant advances in efficiency, quality and on-time response to customer needs.

Purchasing

Prices for certain raw materials and packaging came under greater pressure in 1995 than in recent memory. The packaging materials industry had double digit percentage increases in prices for paper, board, plastics, foil and other materials, with certain items increasing by as much as 40%. This trend had been anticipated to some extent in 1994 and was offset to some extent by competitive bidding undertaken at that time to lock in prices for 1995.

Corn syrup and soybean oil prices also increased significantly due to lower domestic production stemming from adverse weather conditions in the spring and summer, together with surging world demand, particularly in Asia. As the global economy develops and diets and living standards improve, there will be greater export pressure on U. S. commodities.

Continued upward pressure on the price of these commodities is predicted by some analysts, at least in the near term. We will continue to seek productivity improvements and use all other reasonable efforts to offset such cost increases.

We were also partially insulated from sharp spot market fluctuations in ingredient costs by our ongoing selective use of futures and options. It continues to be our policy to hedge key purchases at prudent price levels.

Information Technology

Developing new data processing systems and enhancing existing applications is a continuing priority of the company. It has also become increasingly important as information technology now extends far beyond the automation of office tasks into the areas of process and climate control, production monitoring, inventory and distribution management and EDI communication.

We made ongoing strides in these areas by installing leading edge hardware and software in 1995 to ensure that we continue to operate with state of the art business systems.

International

The results of our Mexican operation, stated in US dollars, declined in 1995 due to the substantial devaluation of the peso at the end of 1994 and throughout 1995. However, unit sales volume increased, reflecting another strong Christmas season in Mexico.

The modernization of our manufacturing facility in Mexico City continued in 1995 and plans were developed to attain further production efficiencies and cost savings. The timing of implementing these projects will be dependent, in part, on the peso/dollar exchange rate, as it affects the economics of the investment required to achieve these savings.

Also in 1995, we acquired a warehouse facility adjacent to our plant in Mexico to accommodate continuing growth. This facility will produce savings by reducing our use of outside warehousing, and is expected to improve customer service.

In Canada, increased sales were achieved through successful initiatives in the mass merchandiser, warehouse club, wholesaler, jobber and theater classes of trade. Bagged goods and shipper displays were especially strong and the Charleston Chew was introduced to the Canadian market with promising results.

In addition, we continue to export some of our well known brands to many foreign countries.

------------------------------------------------------------------------

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS
    (in thousands except per share, percentage and ratio figures)
--------------------------------------------------------------------------------

FINANCIAL REVIEW

This financial review discusses the Company's financial condition, results of operations, liquidity and capital resources. It should be read in conjunction with the Consolidated Financial Statements and related footnotes beginning on pages 8 and 12, respectively.

FINANCIAL CONDITION

The sound financial condition in which we entered 1995 was further strengthened by our record results for the year. Working capital grew from $92,626 at the beginning of the year to $109,643 by year end, an increase of $17,017 or 18.4%. This increase is attributable to the investment of cash generated by operations in marketable securities. Inventories also increased to cover anticipated demand during the overhaul of a major production line and to ensure sufficient stock in our ever growing product assortment.

Earnings rose from $37,931 in 1994 to $40,368 in 1995, a 6.4% increase. These earnings generated cash flow which was more than adequate to cover capital expenditures of $4,640 and cash dividends of $5,292, which comprised the company's principal non-operating uses of cash in 1995.

Cash dividends, paid in 1995 for the fifty-third consecutive year, were increased by 17%. Also, our annual 3% stock dividend was distributed for the thirty-first consecutive year in April, and a two-for-one stock split was distributed to shareholders in July.

As a consequence of the successful operations of this past year, our financial position remained strong, providing a healthy base from which to finance future growth opportunities. In this regard, the company remains watchful for acquisitions that would mesh well with our existing operations.

Our financial position in 1995 versus 1994, measured by commonly used financial ratios, is as follows: the current ratio fell from 4.5:1 to 3.0:1, and current liabilities to net worth increased from 10.9% to 20.3%, as a $20,000 note payable became current. Debt to equity decreased from 11.4% to 10.1%, reflecting a $31,725 or 13.2% increase in shareholders equity, which ended the year at $272,186.

These statistics are indicative of both the company's conservative financial posture and its history of successful operations.

RESULTS OF OPERATIONS

1995 vs. 1994

1995 represented the nineteenth consecutive year of record sales achievement. Sales of $312,660 were up 5.3% over 1994 sales of $296,932. The third quarter back-to-school and Halloween sales periods, historically our largest, surpassed levels attained in previous years.

Sales throughout the year were favorably impacted by successful promotional programs as we continued to broaden our penetration in mass merchandisers and other select trade classes with our core products. These efforts were augmented by niche marketing strategies including seasonal packs, line extensions and new product offerings.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Domestic sales gains were partially offset by declines in US dollar sales of our Mexican subsidiary, resulting from the devaluation of the Mexican peso at the end of 1994 and throughout 1995. However, unit volume there increased over 1994 reflecting another strong Christmas selling season in Mexico.

Sales by our Canadian operation were up over 1994. Factors contributing to further sales growth included penetration in the mass merchandiser trade class and the successful introduction of Charleston Chews to that market.

Cost of goods sold, as a percentage of sales, increased from 52.4% to 53.3% reflecting higher packaging material costs and increases in the cost of some significant ingredients. These factors were driven by increased world wide demand and, in the case of ingredient increases, by adverse weather conditions in the United States and elsewhere in the world. While some analysts see increased demand as an evolving market fundamental that may exert continuing upward cost pressure, a lessening of some of the increases of 1995 has already been seen.

Direct labor remained roughly constant as a percentage of sales while overhead declined somewhat due to modest cost inflation, continuing expense control and increased production volumes in relation to fixed costs.

Gross margin dollars grew by 3.2% to $145,922 in 1995, but declined slightly as a percentage of sales to 46.7% from 47.6% due to the factors cited above. Gross margins were lower in the fourth quarter due to the seasonal nature of our business and to the product mix sold at that time of year.

Operating expenses, comprised of marketing, selling, advertising, physical distribution, general and administrative expenses and goodwill amortization, as a percentage of sales, declined slightly from 27.4% to 27.1%. Earnings from operations were $61,403, or 19.6% of sales in 1995 versus 20.2% in 1994, reflecting a lower gross margin percentage, partially offset by lower operating costs as a percentage of sales.

Other income increased by $1,456, primarily due to increased investment income. The effective tax rate declined slightly from 38.0% to 37.0%.

Consolidated net earnings rose 6.4% to a new company record of $40,368, or $1.81 per share from the previous record of $37,931, or $1.70 per share in 1994. Our net earnings as a percentage of sales remained approximately even with 1994 at 12.9%. 1995 was the fourteenth consecutive year of record earnings achievement for the company.

1994 vs. 1993

1994 represented the eighteenth consecutive year of record sales. Reaching $296,932, 1994 net sales were up 14.4% over 1993 sales of $259,593. The highest quarter, both in terms of sales dollars and in terms of dollar and percentage increase over the prior year, was the third quarter with traditionally strong back-to-school and Halloween promotions.

The sales increase in 1994 was due largely to the full year impact of the Junior Mints, Charleston Chew, Sugar Daddy and Sugar Babies brands acquired in

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
October, 1993. Sales for these brands were, however, lower than they had been in the twelve months preceding the acquisition, as we kept with our plan of emphasizing profitable sales.

Other factors contributing to 1994 sales increases were a strong year in Mexico and growth in other established Tootsie Roll brands, offset by decreases in several newer items which returned to more normal sales levels from their 1993 peaks.

Cost of goods sold, as a percentage of sales, increased slightly from 51.6% to 52.4%, reflecting higher ingredient and packaging costs and increased indirect costs. Consequently, gross margin, which was $141,367 or 12.5% higher than 1993, declined slightly as a percentage of sales from 48.4% to 47.6%. Gross margin percentage in the fourth quarter improved somewhat over the prior year due to improved margins in foreign operations and changing sales patterns resulting from the new chocolate/caramel brands.

Operating expenses, as a percentage of sales, were 27.4%, a slight decrease versus 1993. While the synergies stemming from the integration of the chocolate/caramel brands caused marketing and administrative costs to decline as a percentage of sales, increased use of refrigerated transportation caused per unit distribution costs to increase. Goodwill amortization was also higher due to the chocolate/caramel brands acquisition.

Other income declined by $3,014 due to lower investment income and higher interest expense. These changes resulted from the financing of the chocolate/caramel brands acquisition and the purchase of our Chicago facility, both of which occurred late in 1993. The 1994 effective tax rate was comparable to that of 1993 at 38.0%.

Consolidated net earnings rose 7.0% to a new company record of $37,931, or $1.70 per share in 1994 from the previous record of $35,442 or $1.59 per share in 1993. This represented the thirteenth consecutive year of record earnings.

Liquidity and Capital Resources

The company's liquid resources increased in 1995 with year end cash and marketable securities of $103,450 compared to $62,370 at the end of 1994.

Cash flows from operating activities reached $50,851, up from $40,495 in 1994 and $33,397 in 1993. The increase in 1995 is due to higher net income and the timing of income tax payments.

In cash flows from investing activities, capital expenditures declined to $4,640 in 1995 from $8,179 in the prior year as several major projects undertaken in 1994 were completed. The much higher level of capital expenditures in 1993 is primarily due to the purchase of our Chicago facility which had previously been leased.

Cash flows from financing activities reflect an increase in cash dividends to $4,514 in 1994 and to $5,292 in 1995 due to an increase in the dividend rate per share and due to the effect of the 3% stock dividend.

Our successful operating results and financial conservatism are expressed in the following financial statements.

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
EARNINGS AND RETAINED EARNINGS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands except per share data)
--------------------------------------------------------------------------------

                                                                                For the year ended December 31,

                                                                                1995          1994          1993
                                                                            ------------  ------------  ------------

Net sales.................................................................      $312,660      $296,932      $259,593
Cost of goods sold........................................................       166,738       155,565       133,978
                                                                            ------------  ------------  ------------
Gross margin..............................................................       145,922       141,367       125,615
                                                                            ------------  ------------  ------------
Operating expenses:
    Marketing, selling and advertising....................................        46,436        44,974        40,096
    Distribution and warehousing..........................................        22,049        20,682        17,655
    General and administrative............................................        13,328        13,017        12,837
    Amortization of the excess of cost over acquired net tangible
     assets...............................................................         2,706         2,706         1,510
                                                                            ------------  ------------  ------------
                                                                                  84,519        81,379        72,098
                                                                            ------------  ------------  ------------
Earnings from operations..................................................        61,403        59,988        53,517
Other income, net (Note 8)................................................         2,635         1,179         4,193
                                                                            ------------  ------------  ------------
Earnings before income taxes..............................................        64,038        61,167        57,710
Provision for income taxes (Notes 1 and 4)................................        23,670        23,236        22,268
                                                                            ------------  ------------  ------------
Net earnings..............................................................        40,368        37,931        35,442
Retained earnings at beginning of year....................................       107,763        96,647        90,285
                                                                            ------------  ------------  ------------
                                                                                 148,131       134,578       125,727
                                                                            ------------  ------------  ------------
Deduct (Note 5):
    Cash dividends ($.24, $.21 and $.17 per share)........................         5,383         4,580         3,769
    Stock dividends.......................................................        21,271        22,235        25,311
                                                                            ------------  ------------  ------------
                                                                                  26,654        26,815        29,080
                                                                            ------------  ------------  ------------
Retained earnings at end of year..........................................      $121,477      $107,763      $ 96,647
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
Earnings per share........................................................      $   1.81      $   1.70      $   1.59
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
Average common and class B common shares outstanding (Note 5).............        22,343        22,343        22,343
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------

         (The accompanying notes are an integral part of these statements.)
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
FINANCIAL POSITION
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands)
--------------------------------------------------------------------------------

ASSETS                                                                                               December 31,

                                                                                                  1995          1994
                                                                                              ------------  ------------

CURRENT ASSETS:
    Cash and cash equivalents (Notes 1 and 10)..............................................      $ 47,524      $ 16,509
    Investments held to maturity (Notes 1 and 10)...........................................        55,926        45,861
    Accounts receivable, less allowances of $1,774 and $1,466...............................        23,553        22,087
    Inventories (Note 1):
        Finished goods and work-in-process..................................................        19,585        16,704
        Raw materials and supplies..........................................................        12,625        12,464
    Prepaid expenses........................................................................         2,813         3,094
    Deferred income taxes (Notes 1 and 4)...................................................         2,923         2,168
                                                                                              ------------  ------------
            Total current assets............................................................       164,949       118,887
                                                                                              ------------  ------------
PROPERTY, PLANT AND EQUIPMENT, at cost (Note 1):
    Land....................................................................................         6,900         6,672
    Buildings...............................................................................        28,259        26,988
    Machinery and equipment.................................................................       111,660       109,438
                                                                                              ------------  ------------
                                                                                                   146,819       143,098
    Less--Accumulated depreciation..........................................................        64,820        57,450
                                                                                              ------------  ------------
                                                                                                    81,999        85,648
                                                                                              ------------  ------------
OTHER ASSETS:
    Excess of cost over acquired net tangible assets, net of accumulated
      amortization of $12,672 and $9,966 (Notes 1 and 2)....................................        95,962        98,668
    Other assets............................................................................        10,906         6,880
                                                                                              ------------  ------------
                                                                                                   106,868       105,548
                                                                                              ------------  ------------
                                                                                                  $353,816      $310,083
                                                                                              ------------  ------------
                                                                                              ------------  ------------

         (The accompanying notes are an integral part of these statements.)
--------------------------------------------------------------------------------

(in thousands except per share data)
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY                                                                 December 31,

                                                                                                  1995          1994
                                                                                              ------------  ------------

CURRENT LIABILITIES:
    Notes payable to banks (Notes 2, 6 and 10)..............................................      $ 20,000       $    --
    Accounts payable........................................................................         5,912         6,124
    Dividends payable.......................................................................         1,424         1,219
    Accrued liabilities (Note 3)............................................................        21,532        17,046
    Income taxes payable....................................................................         6,438         1,872
                                                                                              ------------  ------------
            Total current liabilities.......................................................        55,306        26,261
                                                                                              ------------  ------------
NONCURRENT LIABILITIES:
    Deferred income taxes (Notes 1 and 4)...................................................         8,911         7,716
    Postretirement health care and life insurance benefits (Notes 1 and 7)..................         5,386         4,993
    Industrial Development Bonds (Notes 6 and 10)...........................................         7,500         7,500
    Term notes payable (Notes 6 and 10).....................................................            --        20,000
    Other long term liabilities.............................................................         4,527         3,152
                                                                                              ------------  ------------
            Total noncurrent liabilities....................................................        26,324        43,361
                                                                                              ------------  ------------
SHAREHOLDERS' EQUITY (Notes 1 and 5):
    Common stock, $.69-4/9 par value--
      25,000 shares authorized--
      15,109 and 7,306, respectively, issued................................................        10,492         5,074
    Class B common stock, $.69-4/9 par value--
      10,000 shares authorized--
      7,234 and 3,542, respectively, issued.................................................         5,024         2,459
    Capital in excess of par value..........................................................       146,171       132,997
    Retained earnings, per accompanying statement...........................................       121,477       107,763
    Foreign currency translation adjustment account (Note 1)................................       (10,978)       (7,832)
                                                                                              ------------  ------------
                                                                                                   272,186       240,461
                                                                                              ------------  ------------
COMMITMENTS (Note 9)........................................................................
                                                                                              ------------  ------------
                                                                                                  $353,816      $310,083
                                                                                              ------------  ------------
                                                                                              ------------  ------------

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
CASH FLOWS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands)
--------------------------------------------------------------------------------

                                                                                For the year ended December 31,

                                                                                1995          1994          1993
                                                                            ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings..........................................................       $40,368       $37,931       $35,442
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization.....................................        10,794        10,478         8,814
        Loss on retirement of fixed assets................................             8           190            34
        Changes in operating assets and liabilities:
            Accounts receivable...........................................        (3,740)       (5,158)       (7,941)
            Inventories...................................................        (3,829)       (1,091)       (2,727)
            Prepaid expenses and other assets.............................        (3,915)       (3,952)       (2,827)
            Accounts payable and accrued liabilities......................         4,389          (107)        3,179
            Income taxes payable and deferred.............................         5,122         1,075           214
            Postretirement health care and life insurance benefits........           393           495           522
            Other long-term liabilities...................................         1,375           778          (432)
            Other.........................................................          (114)         (144)         (881)
                                                                            ------------  ------------  ------------
    Net cash provided by operating activities.............................        50,851        40,495        33,397
                                                                            ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition of Cambridge Brands.......................................            --            --       (81,317)
    Capital expenditures..................................................        (4,640)       (8,179)      (27,992)
    Investment purchases..................................................       (45,313)      (72,394)      (22,854)
    Investment sales......................................................        35,409        81,650        61,096
                                                                            ------------  ------------  ------------
    Net cash provided by (used in) investing activities...................       (14,544)        1,077       (71,067)
                                                                            ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuances of notes payable............................................            --        25,000        92,000
    Repayments of notes payable...........................................            --       (47,000)      (50,000)
    Borrowings under line of credit agreements, net of repayments.........            --          (535)          348
    Dividends paid in cash................................................        (5,292)       (4,514)       (3,687)
                                                                            ------------  ------------  ------------
    Net cash provided by (used in) financing activities...................        (5,292)      (27,049)       38,661
                                                                            ------------  ------------  ------------
Increase in cash and cash equivalents.....................................        31,015        14,523           991
Cash and cash equivalents at beginning of year............................        16,509         1,986           995
                                                                            ------------  ------------  ------------
Cash and cash equivalents at end of year..................................       $47,524       $16,509       $ 1,986
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
Supplemental cash flow information:
    Income taxes paid.....................................................       $18,573       $22,817       $22,111
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
    Interest paid.........................................................       $ 1,548       $ 1,798        $  653
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------

         (The accompanying notes are an integral part of these statements.)
--------------------------------------------------------------------------------

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

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

  Revenues are recognized when products are shipped. Accounts receivable are unsecured.

Cash and cash equivalents:

  The company considers temporary cash investments with a maturity of three months or less to be cash equivalents.

Investments:

  Investments consist of various marketable securities that have maturities of less than one year. As of January 1, 1994, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting For Certain Investments in Debt and Equity Securities" which requires the company to classify each of its debt and equity securities into one of three categories: held to maturity, available for sale or trading. The company has concluded that its investments should be classified as held to maturity due to the existence of positive intent and ability to hold these securities to maturity. Accordingly, all investments have been measured at amortized cost in the statement of financial position. There was no effect on the company's consolidated financial statements from adoption of this statement.

Inventories:

  Inventories are stated at cost, not in excess of market. The cost of domestic inventories ($28,641 and $26,571 at December 31, 1995 and 1994, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $4,739 and $4,005 at December 31, 1995 and 1994, respectively. The cost of foreign inventories
($3,569 and $2,597 at December 31, 1995 and 1994, respectively) has been determined by the first-in, first-out (FIFO) method.
  From time to time, the company enters into commodity futures and option contracts in order to fix the price, on a short-term basis, of certain future ingredient purchases which are integral to the company's manufacturing process and which may be subject to price volatility (primarily sugar and corn syrup). Gains or losses, if any, resulting from these contracts are considered as a component of the cost of the ingredients being hedged. Open contracts at December 31, 1995 and 1994 were not material.
Property, plant and equipment:

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

Foreign currency translation:

  Management has designated the local currency as the functional currency for the Company's Mexican operations. Accordingly, the net effect of translating the Mexican operation's financial statements is reported in a separate component of shareholders' equity.

NOTE 2--ACQUISITION:

  On October 15, 1993, the company purchased certain tangible and intangible assets of a candy manufacturer (Cambridge Brands) for approximately $81,300. Funds for the acquisition were provided from $9,300 of the company's own funds and $72,000 in bank borrowings (Note 6). The acquisition was accounted for as a purchase and the net assets and the results of operations and cash flows of Cambridge Brands have been included in the company's consolidated financial statements since October 15, 1993.

  The following unaudited pro forma information shows the results of the company's operations for the year ended December 31, 1993 as though the purchase of Cambridge Brands had been consummated as of the beginning of 1993:

                                                                      1993
                                                                    ---------
Net sales.........................................................  $ 306,584
Net earnings......................................................     36,592
Net earnings per common share.....................................       1.64

  The pro forma results of operations are not necessarily indicative of the actual results of operations that would have occurred had the purchase actually been made at the beginning of the period presented or of future operations.

NOTE 3--ACCRUED LIABILITIES:

  Accrued liabilities are comprised of the following:

                                                            December 31,
                                                        --------------------
                                                          1995       1994
                                                        ---------  ---------
Compensation and employee benefits....................  $   6,027  $   5,512
Commissions...........................................      1,017        736
Advertising and promotions............................      7,346      4,766
Workers' compensation.................................      1,409      1,271
Other.................................................      5,733      4,761
                                                        ---------  ---------
                                                        $  21,532  $  17,046
                                                        ---------  ---------
                                                        ---------  ---------

NOTE 4--INCOME TAXES:

  The domestic and foreign components of pretax income are as follows:

                                               1995       1994       1993
                                             ---------  ---------  ---------
Domestic...................................  $  61,894  $  58,439  $  56,159
Foreign....................................      2,144      2,728      1,551
                                             ---------  ---------  ---------
                                             $  64,038  $  61,167  $  57,710
                                             ---------  ---------  ---------
                                             ---------  ---------  ---------

  The provision for income taxes is comprised of the following:

                                               1995       1994       1993
                                             ---------  ---------  ---------
Current:
  Federal..................................  $  19,849  $  18,096  $  19,052
  Foreign..................................        844      1,455        534
  State....................................      2,425      2,407      2,406
                                             ---------  ---------  ---------
                                                23,118     21,958     21,992
                                             ---------  ---------  ---------
Deferred:
  Federal..................................        517      1,972        514
  Foreign..................................        (25)      (963)      (281)
  State....................................         60        269         43
                                             ---------  ---------  ---------
                                                   552      1,278        276
                                             ---------  ---------  ---------
                                             $  23,670  $  23,236  $  22,268
                                             ---------  ---------  ---------
                                             ---------  ---------  ---------

  Deferred income taxes are comprised of the following:

                                                              December 31,
                                                          --------------------
                                                            1995       1994
                                                          ---------  ---------
Workers' compensation...................................  $     484  $     435
Reserve for returns.....................................        407        438
Reserve for uncollectible accounts......................        361        174
Other accrued expenses..................................      1,846      1,842
VEBA funding............................................       (530)      (756)
Other, net..............................................        355         35
                                                          ---------  ---------
Net current deferred income tax asset...................  $   2,923  $   2,168
                                                          ---------  ---------
                                                          ---------  ---------

                                                              December 31,
                                                          --------------------
                                                            1995       1994
                                                          ---------  ---------
Depreciation............................................  $   8,696  $   7,229
Post employment benefits................................     (1,847)    (1,709)
Deductible goodwill.....................................      2,844      2,071
Deferred compensation...................................     (1,237)      (739)
DISC commissions........................................      1,183        849
Other, net..............................................       (728)        15
                                                          ---------  ---------
Net long-term deferred income tax liability.............  $   8,911  $   7,716
                                                          ---------  ---------
                                                          ---------  ---------

  The effective income tax rate differs from the statutory rate as follows:

                                                    1995        1994        1993
                                                 ----------  ----------  ----------
U.S. statutory rate............................       35.0%       35.0%       35.0%
State income taxes, net........................        2.6         2.8         2.8
Amortization of excess of cost over acquired
 net tangible assets...........................        0.7         0.7         0.7
Other, net.....................................       (1.3)       (0.5)        0.1
                                                     ---         ---         ---
Effective income tax rate......................       37.0%       38.0%       38.6%
                                                     ---         ---         ---
                                                     ---         ---         ---

  The company has not provided for U.S. federal or foreign withholding taxes on $880 of foreign subsidiaries' undistributed earnings as of December 31, 1995 because such earnings are considered to be permanently reinvested. When excess cash has accumulated in the company's foreign subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings may be remitted, and income taxes are provided on such amounts. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

NOTE 5--SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

                                                         Class B
                               Common Stock            Common Stock        Capital in
                           --------------------  ------------------------   excess of
                                       Amount                   Amount      par value
                            Shares    ---------               -----------  -----------
                           ---------               Shares
                           (000's)               -----------
                                                    (000's)
Balance at
 January 1, 1993.........      6,834  $   4,746       3,395    $   2,357    $  86,162
Issuance of 3%
 stock dividend..........        204        142         101           70       24,946
Conversion of Class B
 common shares to common
 shares..................         31         21         (31)         (21)          --
                           ---------  ---------       -----   -----------  -----------
Balance at
 December 31, 1993.......      7,069      4,909       3,465        2,406      111,108
Issuance of 3%
 stock dividend..........        211        147         103           71       21,889
Conversion of Class B
 common shares to common
 shares..................         26         18         (26)         (18)          --
                           ---------  ---------       -----   -----------  -----------
Balance at
 December 31, 1994.......      7,306      5,074       3,542        2,459      132,997
Issuance of 3%
 stock dividend..........        218        152         105           73       20,932
Issuance of 2-for-1
 stock split.............      7,542      5,237       3,630        2,521       (7,758)
Conversion of Class B
 common shares to
 common shares...........         43         29         (43)         (29)          --
                           ---------  ---------       -----   -----------  -----------
Balance at
 December 31, 1995.......     15,109  $  10,492       7,234    $   5,024    $ 146,171
                           ---------  ---------       -----   -----------  -----------
                           ---------  ---------       -----   -----------  -----------

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

  Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect the three percent stock dividend and the two for one stock split distributed in 1995.

NOTE 6--NOTES PAYABLE AND INDUSTRIAL DEVELOPMENT BONDS:

  In 1993, the company entered into two 3-year term notes aggregating $20,000 the proceeds of which were used to purchase the company's Chicago manufacturing facility and headquarters. These term notes bear interest payable monthly at 3.55% and mature in 1996.

  At December 31, 1995, the company had outstanding an interest rate swap agreement with a notional amount of $20,000. Under the agreement, which expires in August, 1996, the company exchanged a fixed rate of 4.24% for a variable rate adjusted monthly based upon 30 day LIBOR (5.69% at December 31, 1995). The company anticipates the counterparty to the swap agreement (a large financial institution) will fully perform on its obligations. The company accounts for the agreement using hedge accounting, and does not anticipate any circumstances, such as the early repayment of the underlying debt, which would cause a change in the accounting method used.

  During 1992, the company entered into an industrial development bond agreement with the City of Covington, Tennessee. The bond proceeds of $7.5 million were used to finance the expansion of the company's existing facilities. Interest is payable at various times during the year based upon the interest calculation option (fixed, variable or floating) selected by the company. As of December 31,

1995 and 1994, interest was calculated under the floating option (5.1% and 4.1%, respectively) which requires monthly payments of interest. Principal on the bonds is due in its entirety in the year 2027.
  In connection with the issuance of the bonds, the company entered into a letter of credit agreement with a bank for the amount of principal outstanding plus 48 days' accrued interest. The letter of credit, which expires in March 1998, carries an annual fee of 32 1/2 basis points on the outstanding principal amount of the bonds.

NOTE 7--EMPLOYEE BENEFIT PLANS:
Pension plans:
  The company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 1995, 1994 and 1993 approximated $1,524, $1,426 and $1,202, respectively. The company also maintains certain profit sharing and savings-investment plans. Company contributions in 1995, 1994 and 1993 to these plans were $441, $420 and $321, respectively.

  The company also contributes to multi-employer defined benefit pension plans for its union employees. Such contributions aggregated $416, $352 and $407 in 1995, 1994 and 1993, respectively. The relative position of each employer associated with the multi-employer plans with respect to the actuarial present value of benefits and net plan assets is not determinable by the company.

Postretirement health care and life insurance benefit plans:

  The company provides certain postretirement health care and life insurance benefits for corporate office and management employees. Employees become eligible for these benefits if they meet minimum age and service requirements and if they agree to contribute a portion of the cost. The company has the right to modify or terminate these benefits. The company does not fund postretirement health care and life insurance benefits in advance of payments for benefit claims.

  The accrual for the accumulated postretirement benefit obligation at December 31, 1995 and 1994 consists of the following:

                                                          December 31,
                                                      --------------------
                                                        1995       1994
                                                      ---------  ---------
Retirees............................................  $   1,372  $   1,287
Active employees....................................      4,017      3,706
                                                      ---------  ---------
                                                      $   5,389  $   4,993
                                                      ---------  ---------
                                                      ---------  ---------

  Net periodic postretirement benefit cost for 1995, 1994 and 1993 included the following components:

                                                             1995       1994       1993
                                                           ---------  ---------  ---------
Service cost--benefits attributed to
  service during the period..............................  $     273  $     318  $     241
Interest cost on the accumulated postretirement
  benefit obligation.....................................        250        291        259
                                                           ---------  ---------  ---------
Net periodic postretirement benefit cost.................  $     523  $     609  $     500
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------

  For measurement purposes, a 9.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995; the rate was assumed to decrease gradually to 5.5% for 2004 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $518 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $171. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 8% at December 31, 1995 and 1994, respectively.

NOTE 8--OTHER INCOME, NET:

  Other income (expense) is comprised of the following:

                                                   1995       1994       1993
                                                 ---------  ---------  ---------
Interest income................................  $   3,161  $   1,288  $   1,975
Interest expense...............................     (1,515)    (1,649)      (642)
Dividend income................................      1,753      1,509      1,992
Foreign exchange losses........................       (654)      (225)        (4)
Royalty income.................................        214        149        634
Miscellaneous, net.............................       (324)       107        238
                                                 ---------  ---------  ---------
                                                 $   2,635  $   1,179  $   4,193
                                                 ---------  ---------  ---------
                                                 ---------  ---------  ---------

NOTE 9--COMMITMENTS:

  During 1993 and 1994, the company entered into operating leases for certain manufacturing equipment which provided the company with the option to terminate the lease in 1996 and to purchase the equipment at its fair market value. The company exercised this option and purchased the equipment for $5,401 on January 2, 1996.

  Rental  expense aggregated $2,538,  $2,314 and $1,015 in  1995, 1994 and 1993,
respectively.

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

Fair value

  The estimated fair values of the company's financial instruments are as follows:

                                                  1995                      1994
                                        ------------------------  ------------------------
                                         Carrying                  Carrying
                                          Amount     Fair Value     Amount     Fair Value
                                        -----------  -----------  -----------  -----------
Cash and cash equivalents.............   $  47,524    $  47,524    $  16,509    $  16,509
Investments held to maturity..........      55,926       57,730       45,861       47,073
Notes payable and
  industrial development bonds........      27,500       27,500       27,500       27,500
Interest rate swap agreement..........          --         (181)          --       (1,214)

A summary of the aggregate fair value, gross unrealized holding gains, gross unrealized losses and amortized cost basis of the company's investments held to maturity by major security type is as follows:

                                                         December 31, 1995
                                           ----------------------------------------------
                                                                         Unrealized
                                            Amortized     Fair     ----------------------
                                              Cost        Value      Gains      Losses
                                           -----------  ---------  ---------  -----------
Unit investment trusts of preferred
 stocks..................................   $   6,744   $   7,943  $   1,206   ($      7)
Tax-free commercial paper................
Municipal bonds..........................      33,099      33,133         42          (8)
Unit investment trusts of municipal
 bonds...................................       2,873       3,451        624         (46)
US gov't/gov't agency obligations........      12,680      12,673          1          (8)
Other....................................          17          17         --          --
Private export funding securities........         513         513         --          --
                                           -----------  ---------  ---------  -----------
                                            $  55,926   $  57,730  $   1,873   ($     69)
                                           -----------  ---------  ---------  -----------
                                           -----------  ---------  ---------  -----------

                                                         December 31, 1994
                                           ----------------------------------------------
                                                                         Unrealized
                                            Amortized     Fair     ----------------------
                                              Cost        Value      Gains      Losses
                                           -----------  ---------  ---------  -----------
Unit investment trusts of preferred
 stocks..................................   $   7,836   $   8,653  $     849   ($     32)
Tax-free commercial paper................       9,996      10,000          4          --
Municipal bonds..........................      11,773      11,711          1         (63)
Unit investment trusts of municipal
 bonds...................................       4,547       5,033        546         (60)
US gov't/gov't agency obligations........       9,901       9,872         --         (29)
Private export funding securities........       1,808       1,804         --          (4)
                                           -----------  ---------  ---------  -----------
                                            $  45,861   $  47,073  $   1,400   ($    188)
                                           -----------  ---------  ---------  -----------
                                           -----------  ---------  ---------  -----------

NOTE 11--GEOGRAPHIC AREA AND SALES INFORMATION:
Summary of sales, net earnings and assets by geographic area

                                                 1995                            1994                            1993
                                    ------------------------------  ------------------------------  ------------------------------
                                                Mexico                          Mexico                          Mexico
                                     United      and     Consoli-    United      and     Consoli-    United      and     Consoli-
                                     States     Canada     dated     States     Canada     dated     States     Canada     dated
                                    ---------  --------  ---------  ---------  --------  ---------  ---------  --------  ---------
Sales to unaffiliated customers...   $290,590   $22,070   $312,660   $268,582   $28,350   $296,932   $234,460   $25,133   $259,593
                                                         ---------                       ---------                       ---------
                                                         ---------                       ---------                       ---------
Sales between geographic areas....      1,747     2,055                 1,382     2,204                 2,186     3,219
                                    ---------  --------             ---------  --------             ---------  --------
                                     $292,337   $24,125              $269,964   $30,554              $236,646   $28,352
                                    ---------  --------             ---------  --------             ---------  --------
                                    ---------  --------             ---------  --------             ---------  --------
Net earnings......................   $ 39,044   $ 1,324   $ 40,368   $ 36,139   $ 1,792   $ 37,931   $ 34,144   $ 1,298   $ 35,442
Total assets......................   $339,718   $14,098   $353,816   $297,981   $12,102   $310,083   $288,506   $15,434   $303,940
Net assets........................   $260,273   $11,913   $272,186   $229,066   $11,395   $240,461   $199,862   $12,481   $212,343

Total assets are those assets associated with or used directly in the respective geographic area, excluding intercompany advances and investments.

Major customer

  Revenues from a major customer aggregated approximately 16.0%, 16.8% and 13.6% of total net sales during the years ended December 31, 1995, 1994 and 1993, respectively.

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of earnings and retained earnings and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Chicago, Illinois
February 14, 1996

QUARTERLY FINANCIAL DATA
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

                                                                      (Thousands of dollars except per share data)
                              1995                                  First     Second      Third     Fourth      Total
-----------------------------------------------------------------------------------------------------------------------
Net sales.......................................................    $60,269    $68,774   $116,472    $67,145   $312,660
Gross margin....................................................     29,566     33,056     52,517     30,783    145,922
Net earnings....................................................      7,319      8,326     16,232      8,491     40,368
Net earnings per share..........................................        .33        .37        .73        .38       1.81

1994
-----------------------------------------------------------------------------------------------------------------------
Net sales.......................................................    $56,370    $62,891   $111,014    $66,657   $296,932
Gross margin....................................................     28,121     31,306     51,195     30,745    141,367
Net earnings....................................................      6,962      7,860     15,386      7,723     37,931
Net earnings per share..........................................        .31        .35        .69        .35       1.70

1993
-----------------------------------------------------------------------------------------------------------------------
Net sales.......................................................    $50,017    $53,923    $93,239    $62,414   $259,593
Gross margin....................................................     25,281     27,232     45,318     27,784    125,615
Net earnings....................................................      6,696      7,345     14,380      7,021     35,442
Net earnings per share..........................................        .30        .33        .64        .32       1.59

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year and the 2 for 1 stock split effective July 11, 1995.

-----------------------------------------------------------------------------------------------------------------------

       1995-1994 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICE AND DIVIDENDS PER SHARE

               STOCK PRICES*                                         DIVIDENDS**
                    1995                  1994
------------------------------------------------------
               Hi         Lo         Hi         Lo                         1995       1994
------------------------------------------------------  -------------------------------------------------
1st Qtr...  33-1/2     30-1/16    38-1/4     34-5/8     1st Qtr........  $   .0534  $   .0448
2nd Qtr...  35-1/8     31-3/8     35         29-9/16    2nd Qtr........  $   .0625  $   .0534
3rd Qtr...  40-1/8     34-1/8     31-7/8     29-3/4     3rd Qtr........  $   .0625  $   .0534
4th Qtr...  39-3/4     34-1/8     31-7/8     27-1/16    4th Qtr........  $   .0625  $   .0534

                                                        NOTE: In addition to the above cash dividends, a
                                                        3% stock dividend was issued on 4/21/95 and
                                                        4/22/94.
                                                        **Cash dividends are restated to reflect 3% stock
                                                        dividends and the 2-for-1 stock split.
*NYSE -- Composite Quotations adjusted for the 2-for-1
stock split effective July 11, 1995.
Estimated Number of shareholders at 12/31/95 ... 9,500

FIVE YEAR SUMMARY OF EARNINGS AND FINANCIAL HIGHLIGHTS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(Thousands of dollars except per share, percentage and ratio figures)
--------------------------------------------------------------------------------


     (See Management's Comments starting on page 5)          1995       1994       1993       1992       1991
                                                           ---------  ---------  ---------  ---------  ---------

Sales and Earnings Data
        Net sales........................................  $ 312,660  $ 296,932  $ 259,593  $ 245,424  $ 207,875
        Gross margin.....................................    145,922    141,367    125,615    118,301    100,595
        Interest expense.................................      1,515      1,649        642        440        196
        Provision for income taxes.......................     23,670     23,236     22,268     19,890     17,641
        Earnings before cumulative effect of accounting
         changes.........................................     40,368     37,931     35,442     32,032     26,533
        Cumulative effect of accounting changes (1)......         --         --         --         --     (1,038)
        Net earnings.....................................     40,368     37,931     35,442     32,032     25,495
            % of sales...................................       12.9%      12.8%      13.7%      13.1%      12.3%
            % of shareholders' equity....................       14.8%      15.8%      16.7%      17.6%      16.7%

Per Common Share Data (2)
        Net sales........................................  $   13.99  $   13.29  $   11.62  $   10.98  $    9.30
        Earnings before cumulative effect of accounting
         changes.........................................       1.81       1.70       1.59       1.43       1.19
        Cumulative effect of accounting changes (1)......         --         --         --         --       (.05)
        Net earnings.....................................       1.81       1.70       1.59       1.43       1.14
        Shareholders' equity.............................      12.18      10.76       9.50       8.13       6.84
        Cash dividends...................................        .24        .21        .17        .13        .11
        Stock dividends..................................          3%         3%         3%         3%         3%

Additional Financial Data
        Working capital..................................  $ 109,643  $  92,626  $  61,052  $ 110,714  $  80,569
        Current ratio....................................        3.0        4.5        2.2        5.9        4.8
        Net cash provided by operating activities........     50,851     40,495     33,397     35,623     35,826
        Property, plant & equipment additions (3)........      4,640      8,179     52,492     10,956      3,985
        Net property, plant & equipment..................     81,999     85,648     86,699     40,257     34,019
        Total assets.....................................    353,816    310,083    303,940    224,470    184,427
        Long term debt...................................      7,500     27,500     27,500      7,500         --
        Shareholders' equity.............................    272,186    240,461    212,343    181,704    152,759
        Average shares outstanding (2)...................     22,343     22,343     22,343     22,343     22,343

(1) Reflects adoption of new accounting standards for income taxes and postretirement health care and life insurance benefits (see Note 1 to financial statements).
(2) Adjusted for stock dividends and the 2-for-1 stock split effective July 11, 1995.
(3) 1993 includes $44,500 relating to the Cambridge Brands acquisition and the purchase of the Chicago office and plant facilities.

--------------------------------------------------------------------------------

17