Form 10-K, Exhibit 13
period 1996-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 1997-03-31
CIK 98677

CORPORATE PROFILE
Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of candy for over 100 years. Our products are primarily sold under the familiar brand names Tootsie Roll, Tootsie Roll Pops, Child's Play, Charms, Blow Pop, Blue Razz,
Cella's, Mason Dots, Mason Crows, Junior Mints, Charleston
Chew, Sugar Daddy and Sugar Babies.

CORPORATE PRINCIPLES
We believe that the differences among companies are attributable to the caliber of their people, and therefore we strive to attract and retain superior people for each job.
We believe that an open, family atmosphere at work combined with professional management fosters cooperation and enables each individual to maximize his or her contribution to the company and realize the corresponding rewards.
We do not jeopardize long-term growth for immediate, short-term results.
We view our well known brands as prized assets to be aggressively advertised and promoted to each new generation of consumers.
We run a trim operation and continually strive to eliminate waste, minimize cost and implement performance improvements.
We invest in the latest and most productive equipment to deliver the best quality product to our customers at the lowest cost.

                                                                          MELVIN
J. GORDON, CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND
                                                                           ELLEN
R. GORDON, PRESIDENT AND CHIEF OPERATING OFFICER.

We seek to outsource functions where appropriate and to vertically integrate operations where it is financially advantageous to do so.
We maintain a conservative financial posture in the deployment and management of our assets.

   TO OUR SHAREHOLDERS

We are pleased to report that Tootsie Roll celebrated its 100th Anniversary in 1996 with another year of impressive results.

Sales grew to a record $341 million, representing an increase of $28 million or 9% over the prior year. This marks the twentieth consecutive year that the company has achieved record sales.

Sales growth was driven by continued growth in mass merchandisers and other select trade classes with our existing products, and another strong Halloween season. The strength of our core business was augmented by several new products and the continuing success of marketing efforts such as seasonal packs and line extensions. These offerings give consumers added opportunities to purchase our many well established brands in contemporary formats.
Earnings reached $47 million, representing an increase of 17% over 1995. This was our fifteenth consecutive year of record earnings achievement. Earnings growth resulted from increased sales, higher investment income and our unyielding efforts to increase efficiency and productivity in all aspects of our operations. Earnings per share also increased by 17% to a record $2.05 per share.

These successful operating results further strengthened our financial position during the year. At year end our cash and marketable securities, net of interest bearing debt, reached $137 million. Thus we are well positioned to respond quickly to growth opportunities that may arise. In this regard, we are continuing our historical precedent of building cash reserves to pursue strategic acquisitions.

Capital expenditures during the year were nearly $10 million, our cash dividend rate was increased by 19% and our thirty-second consecutive 3% stock dividend was distributed in April.

While 1996 was indeed satisfactory from a financial standpoint, equally gratifying was the widespread and complimentary media attention drawn by the celebration of our 100th Anniversary. Many favorable reports were carried by a variety of sources including news articles by Associated Press and others, and several features appeared on national television.

We were also reminded of the special heritage of our brands by over 20,000 letters received from consumers, many conveying special personal sentiments about Tootsie Roll. We wish to thank all of our customers and consumers, along with our many loyal employees, suppliers, sales brokers and shareholders who have helped us protect and greatly reinforce this heritage over the years and made 1996 a truly "Happy Birthday."

Melvin J. Gordon
Chairman of the Board and
Chief Executive Officer

Ellen R. Gordon
President and
Chief Operating Officer

   OPERATING REPORT
------------------------------------------------------------------------

Marketing and Sales

Sales increased $28 million or 9% in 1996. This growth is attributable mainly to gains in many of our core product lines, and by successful new product introductions and niche marketing efforts.

Sales of core brands benefited from expanded distribution in mass merchandisers and other select trade classes, along with another good Halloween selling period. Targeted promotions such as shippers, bonus bags and combo packs supplemented our turn items and helped to further strengthen our position both in the trade and with consumers as a supplier of high value/high quality branded confections.

Also contributing to increased sales was further growth in our Christmas, Valentine's Day and Easter seasonal lines. In this market segment opportunities were developed by targeting appropriate price points with festively wrapped items selected from each of our major lines. Such items are attractive to consumers both in visual presentation and in value. They have also become popular with retailers by consistently achieving a high sell through.

New products contributed to increased sales in 1996. The most notable of these was our Caramel Apple Pop. This tasty combination of sour apple hard candy and milk caramel gained extensive regional distribution and continued to generate a large number of favorable consumer letters.

Charms' brand was expanded by the addition of Soda Fountain Pops featuring traditional soda pop flavors packed in an eye-catching gravity-fed dispenser. Also at Charms, the Super Blow Pop was introduced in a larger size with newly designed packaging and was well received by the trade.

Advertising and Public Relations

The public relations response to events associated with our 100th Anniversary was extraordinary. Printed media coverage began with widespread publication of the "Chocolaty, Chewy Candy Quiz" which whimsically highlighted significant facts and historical milestones of the company in a multiple choice question format. Coverage became even more extensive as Associated Press beamed word of our birthday celebration to hundreds of national and regional newspapers across the country, and USA Today highlighted the company in a prominent feature article.

National television audiences learned of our centennial from an appearance by the "Mr. Tootsie Roll" character on Oprah Winfrey's 'Notable Anniversaries' Show, a special feature on ABC's World News Tonight with Peter Jennings and a longer segment on ABC's World News Now. Many local television and radio stations picked up on this theme and gave favorable coverage to our anniversary as well.

The 100th Anniversary motif was carried to the product level with a collector's tin commemorating the event and by the application of an attractive logo to the label of several major Tootsie Roll brand items. This nostalgic promotion reminded consumers of the long history and heritage of our flagship brand.

Another logo applied to packages of Tootsie Rolls, Tootsie Pops and Junior Mints highlighted the low fat content of these items. This was further amplified by numerous 'low fat' references in print media, including an article on Tootsie Rolls in Self Magazine.

In addition, the 'low fat' message was beamed toward adults via some of our television advertising flights. Others carried the more traditional themes of "How Many Licks" and "Everything I Think I See Becomes a Tootsie Roll to Me" which were directed toward younger audiences.

Through this combination of advertising and extensive media coverage in 1996, consumer awareness of our timeless brands became greater than ever.

Manufacturing

Again in 1996, investments were made throughout our manufacturing facilities to increase capacity, reduce costs and improve product quality. In Chicago, new cutting and wrapping equipment was installed and several projects to increase efficiency were completed.

In Covington, new cooking, forming and wrapping equipment

--------------------------------------------------------------------------------
3

------------------------------------------------------------------------
was installed, and a key material handling operation was automated.

A number of cost reduction projects were completed at other domestic facilities and the efficiencies sought through the modernization program at our Mexican facility were augmented by reconfiguration and consolidation in our warehousing network there.

While we continue to seek optimal production methods across all of our manufacturing facilities, the capital investment process at the company entails a rigorous review process to ensure that all such investments are financially justified.

Physical Distribution

Consistent with our practice of conducting ongoing reviews of each significant aspect of our operation, in 1996 we thoroughly reevaluated evolving distribution patterns and improved our warehousing and distribution system.

These modifications benefited both our customers and the company. Our customers realized more rapid order fulfillment while the consolidation of a number of smaller distribution points into several larger centralized locations resulted in lower operating and freight cost for the company.

We also purchased hardware and software to initiate the first phase of a new automated inventory tracking system in our Chicago facility. It is anticipated that this series of projects, when completed, will result in increased operating efficiency through more timely and accurate tracking of inventories.

Purchasing

Market conditions continued to put cost pressure on a number of key ingredients and supplies. Adverse spring weather in the Midwest was disruptive to the grains and oilseed crops, and, coupled with strong export demand earlier in the year, produced record high corn prices in the United States during the summer. Increased prices were seen also in dairy products due to higher feed grain prices, and in sugar due to a poor sugar beet crop and strong domestic demand.

The effect of these cost pressures was largely mitigated by the company's commodity hedging program through which prices may be locked in advance at acceptable levels to insulate the company from unfavorable short term market fluctuations.

Packaging costs, which peaked in 1995, fell slightly in 1996 as continued strength in the domestic economy was partially offset by some weakness in foreign demand. We negotiated supply contracts to mitigate short term fluctuations in the price of certain packaging items.

The extreme cold of the winter of 1995/96 created higher demand for natural gas and increased the price of this commodity throughout 1996. This, too, was controlled to some extent through hedging activities.

International

Our foreign operations performed well in 1996. Mexican sales and profits increased despite adverse economic conditions in that country. This was largely due to a focus on holding or growing volume while regaining margin lost in the currency devaluations of 1994 and 1995.

Our product offerings in Mexico were expanded with the addition of several new products and line extensions. Also, operating efficiencies were realized from modifications made in our warehousing system there and as a result of production modernization initiatives implemented in 1995.

In Canada significant sales growth was realized through expanding distribution in the mass merchandisers, drugstore and warehouse club trade classes as well as through new product introductions. In addition, we continued to export our well known brands to many foreign countries.

------------------------------------------------------------------------

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS
       (in thousands except per share, percentage and ratio figures)
--------------------------------------------------------------------------------

FINANCIAL REVIEW

This financial review discusses the company's financial condition, results of operations, liquidity and capital resources. It should be read in conjunction with the Consolidated Financial Statements and related footnotes following this discussion.

FINANCIAL CONDITION

Record operating results achieved in 1996 further strengthened our financial condition as sales and net earnings reached new highs.

Cash flow generated by operations was used to retire $20,000 of interest bearing debt, to fund $9,791 of capital expenditures, to pay $6,211 in cash dividends and to purchase investments.

The cash dividend rate was increased by 19% in 1996 which marked the fifty-fourth consecutive year in which the company has paid cash dividends. It was also the thirty-second consecutive year in which a 3% stock dividend was distributed to shareholders.

Investments in marketable securities increased by $42,572 and account for the majority of the $43,686 increase in the company's working capital which ended the year at $153,329.

Our financial position in 1996 versus 1995, measured by commonly used financial ratios, is as follows: the current ratio rose from 3.0:1 to 4.2:1, the quick ratio rose from 2.3:1 to 3.4:1 and current liabilities to net worth fell from 20.3% to 15.4% due to an increase in investments and a $20,000 reduction in notes payable. This latter event also resulted in a decrease in debt to equity from 10.1% to 2.4%.

Shareholders equity increased by 15.0% and ended the year at $312,881.

The company's financial condition results from a conservative financial posture and our history of successful operations. It provides a healthy base from which to finance future growth opportunities. In this regard, the company is aggressively seeking acquisitions to complement our existing operations.

RESULTS OF OPERATIONS

1996 vs. 1995

1996 represented our twentieth consecutive year of record sales. Sales reached $340,909, an increase of 9.0% over 1995 sales of $312,660. Increases were seen in each quarter. While the third quarter continues to be our largest selling period, another successful Halloween season drove double digit sales gains in both the third quarter and fourth quarter of 1996.

Sales throughout the year were favorably impacted by successful promotional programs and broadened distribution in mass merchandisers and other select trade classes with our core products. These efforts were augmented by niche marketing strategies including seasonal packs, line extensions and new product offerings.

Foreign sales grew 19.9% in 1996. Increases in Mexico were attributable to both price increases and volume growth. Canadian sales gains were achieved by increased distribution in mass merchandisers and other

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
trade classes as well as new product introductions to that market.

Cost of goods sold as a percentage of sales decreased from 53.3% to 52.4%, the same level as in 1994. This reflected an easing of the packaging cost increases seen in 1995 as well as higher operating efficiencies due to increased production volume. Consequently, gross margin, which was $162,420 or 11.3% higher than in 1995, improved as a percentage of sales from 46.7% to 47.6%.

Gross margins as a percent of sales have historically been lower in the third and fourth quarters due to the seasonal nature of our business and to the product mix sold at that time of the year. This occurred again in 1996.

Operating expenses, comprised of marketing, selling, advertising, physical distribution, general and administrative expenses and goodwill amortization, as a percentage of sales were 26.7%, a decrease of .3% versus 1995. This improvement is due to distribution and warehousing efficiencies and effective expense control programs aimed at keeping costs in check. Earnings from operations were $71,532, or 21.0% of sales in 1996 versus 19.6% in 1995, reflecting the combined effects of an increased gross margin percentage and lower operating costs as a percentage of sales.

Other income increased to $3,566, primarily due to increased investment income. The effective tax rate of 37.1% was comparable to that of 1995.

Consolidated net earnings rose 16.9% to a new company record of $47,207, or $2.05 per share from the previous record of $40,368, or $1.75 per share in 1995. This represents an improvement in earnings as a percent of sales to 13.8% and the fifteenth consecutive year of record earnings for the company.

1995 vs. 1994

1995 represented the nineteenth consecutive year of record sales for the company. Sales of $312,660 were up 5.3% over 1994 sales of $296,932. The third quarter remained our largest sales period due to Halloween, and surpassed levels attained in previous years.

Domestic sales gains were partially offset by declines in US dollar sales of our Mexican subsidiary, resulting from the devaluation of the Mexican peso at the end of 1994 and throughout 1995. However, unit volume there increased over 1994 reflecting another strong Christmas selling season.

Sales by our Canadian operation were up over 1994. Contributing factors included distribution gains and a successful new product introduction there.

Cost of goods sold, as a percentage of sales, increased from 52.4% to 53.3% reflecting higher packaging material costs and increases in the cost of some significant ingredients. These factors were driven by increased world wide demand and, in the case of ingredient increases, by adverse weather conditions in the United States and elsewhere in the world.

Direct labor remained roughly constant as a percentage of sales while overhead declined

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
somewhat due to modest cost inflation, continuing expense control and increased production volumes in relation to fixed costs.

Gross margin dollars grew by 3.2% to $145,922 in 1995, but declined slightly as a percentage of sales to 46.7% from 47.6% due to the factors cited above. Gross margin percent was lower in the third and fourth quarters due to the seasonal nature of our business and the product mix sold at that time of year.

Operating expenses declined as a percentage of sales slightly from 27.4% to 27.1% and partially offset the lower gross margin percentage. Consequently, earnings from operations were $61,403, or 19.6% of sales in 1995 versus 20.2% in 1994.

Other income increased by $1,456, primarily due to increased investment income. The effective tax rate declined from 38.0% to 37.0%.

Consolidated net earnings rose 6.4% to a new company record of $40,368, or $1.75 per share. 1995 was the fourteenth consecutive year of record earnings achievement for the company.

Liquidity and Capital Resources

Cash flows from operating activities increased to $76,710 in 1996 from $50,851 in 1995 and $40,495 in 1994. Higher profits and depreciation were augmented by decreases in accounts receivable and inventory and increases in accounts payable and accrued liabilities.

Cash flows from investing activities in 1996 reflect a net increase of $42,572 in investments. Capital expenditures were $9,791, $4,640 and $8,179 in 1996, 1995 and 1994, respectively.

Cash flows from financing activities consist of the repayment of $20,000 that was borrowed to purchase our Chicago facility in 1993. Cash dividends of $6,211 were also paid in 1996, the fifty-fourth year in which we have paid cash dividends.

Our operating results and financial condition are expressed in the following financial statements.

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
EARNINGS AND RETAINED EARNINGS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands except per share data)
--------------------------------------------------------------------------------

                                                                                For the year ended December 31,

                                                                                1996          1995          1994
                                                                            ------------  ------------  ------------

Net sales.................................................................      $340,909      $312,660      $296,932
Cost of goods sold........................................................       178,489       166,738       155,565
                                                                            ------------  ------------  ------------
Gross margin..............................................................       162,420       145,922       141,367
                                                                            ------------  ------------  ------------
Operating expenses:
    Marketing, selling and advertising....................................        50,642        46,436        44,974
    Distribution and warehousing..........................................        22,509        22,049        20,682
    General and administrative............................................        15,031        13,328        13,017
    Amortization of the excess of cost over acquired net tangible
     assets...............................................................         2,706         2,706         2,706
                                                                            ------------  ------------  ------------
                                                                                  90,888        84,519        81,379
                                                                            ------------  ------------  ------------
Earnings from operations..................................................        71,532        61,403        59,988
Other income, net.........................................................         3,566         2,635         1,179
                                                                            ------------  ------------  ------------
Earnings before income taxes..............................................        75,098        64,038        61,167
Provision for income taxes................................................        27,891        23,670        23,236
                                                                            ------------  ------------  ------------
Net earnings..............................................................        47,207        40,368        37,931
Retained earnings at beginning of year....................................       121,477       107,763        96,647
                                                                            ------------  ------------  ------------
                                                                                 168,684       148,131       134,578
                                                                            ------------  ------------  ------------
Deduct:
    Cash dividends ($.28, $.23 and $.20 per share)........................         6,372         5,383         4,580
    Stock dividends.......................................................        25,960        21,271        22,235
                                                                            ------------  ------------  ------------
                                                                                  32,332        26,654        26,815
                                                                            ------------  ------------  ------------
Retained earnings at end of year..........................................      $136,352      $121,477      $107,763
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
Earnings per share........................................................      $   2.05      $   1.75      $   1.65
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
Average common and class B common shares outstanding......................        23,004        23,004        23,004
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------

         (The accompanying notes are an integral part of these statements.)
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
FINANCIAL POSITION
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands)
--------------------------------------------------------------------------------

ASSETS                                                                                               December 31,

                                                                                                  1996          1995
                                                                                              ------------  ------------

CURRENT ASSETS:
    Cash and cash equivalents...............................................................      $ 45,659      $ 47,524
    Investments.............................................................................        98,498        55,926
    Accounts receivable, less allowances of $1,885 and $1,774...............................        21,207        23,553
    Inventories:
        Finished goods and work-in-process..................................................        20,359        19,585
        Raw materials and supplies..........................................................         9,950        12,625
    Prepaid expenses........................................................................         3,001         2,813
    Deferred income taxes...................................................................         2,839         2,923
                                                                                              ------------  ------------
            Total current assets............................................................       201,513       164,949
                                                                                              ------------  ------------
PROPERTY, PLANT AND EQUIPMENT, at cost:
    Land....................................................................................         6,895         6,900
    Buildings...............................................................................        29,304        28,259
    Machinery and equipment.................................................................       117,130       111,660
                                                                                              ------------  ------------
                                                                                                   153,329       146,819
    Less--Accumulated depreciation..........................................................        71,642        64,820
                                                                                              ------------  ------------
                                                                                                    81,687        81,999
                                                                                              ------------  ------------
OTHER ASSETS:
    Excess of cost over acquired net tangible assets, net of accumulated
      amortization of $15,378 and $12,672...................................................        93,256        95,962
    Other assets............................................................................        15,000        10,906
                                                                                              ------------  ------------
                                                                                                   108,256       106,868
                                                                                              ------------  ------------
                                                                                                  $391,456      $353,816
                                                                                              ------------  ------------
                                                                                              ------------  ------------

         (The accompanying notes are an integral part of these statements.)
--------------------------------------------------------------------------------

(in thousands except per share data)
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY                                                                 December 31,

                                                                                                  1996          1995
                                                                                              ------------  ------------

CURRENT LIABILITIES:
    Notes payable to banks..................................................................       $    --      $ 20,000
    Accounts payable........................................................................         8,560         5,912
    Dividends payable.......................................................................         1,668         1,424
    Accrued liabilities.....................................................................        28,240        21,532
    Income taxes payable....................................................................         9,716         6,438
                                                                                              ------------  ------------
            Total current liabilities.......................................................        48,184        55,306
                                                                                              ------------  ------------
NONCURRENT LIABILITIES:
    Deferred income taxes...................................................................         9,268         8,911
    Postretirement health care and life insurance benefits..................................         5,636         5,386
    Industrial development bonds............................................................         7,500         7,500
    Other long term liabilities.............................................................         7,987         4,527
                                                                                              ------------  ------------
            Total noncurrent liabilities....................................................        30,391        26,324
                                                                                              ------------  ------------
SHAREHOLDERS' EQUITY:
    Common stock, $.69-4/9 par value--
      25,000 shares authorized--
      15,617 and 15,109, respectively, issued...............................................        10,845        10,492
    Class B common stock, $.69-4/9 par value--
      10,000 shares authorized--
      7,387 and 7,234, respectively, issued.................................................         5,130         5,024
    Capital in excess of par value..........................................................       171,589       146,171
    Retained earnings, per accompanying statement...........................................       136,352       121,477
    Foreign currency translation adjustment account.........................................       (11,035)      (10,978)
                                                                                              ------------  ------------
                                                                                                   312,881       272,186
                                                                                              ------------  ------------
                                                                                                  $391,456      $353,816
                                                                                              ------------  ------------
                                                                                              ------------  ------------

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
CASH FLOWS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands)
--------------------------------------------------------------------------------

                                                                                For the year ended December 31,

                                                                                1996          1995          1994
                                                                            ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings..........................................................       $47,207       $40,368       $37,931
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization.....................................        12,068        10,794        10,478
        Loss on retirement of fixed assets................................           714             8           190
        Changes in operating assets and liabilities:
            Accounts receivable...........................................         2,314        (3,740)       (5,158)
            Inventories...................................................         1,879        (3,829)       (1,091)
            Prepaid expenses and other assets.............................        (4,253)       (3,915)       (3,952)
            Accounts payable and accrued liabilities......................         9,362         4,389          (107)
            Income taxes payable and deferred.............................         3,718         5,122         1,075
            Postretirement health care and life insurance benefits........           250           393           495
            Other long term liabilities...................................         3,460         1,375           778
            Other.........................................................            (9)         (114)         (144)
                                                                            ------------  ------------  ------------
    Net cash provided by operating activities.............................        76,710        50,851        40,495
                                                                            ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures..................................................        (9,791)       (4,640)       (8,179)
    Purchase of held to maturity securities...............................       (47,221)      (45,313)      (72,394)
    Maturity of held to maturity securities...............................        16,523        35,409        81,650
    Purchase of available for sale securities.............................       (35,883)           --            --
    Sale and maturity of available for sale securities....................        24,008            --            --
                                                                            ------------  ------------  ------------
    Net cash provided by (used in) investing activities...................       (52,364)      (14,544)        1,077
                                                                            ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuances of notes payable............................................            --            --        25,000
    Repayments of notes payable...........................................       (20,000)           --       (47,000)
    Borrowings under line of credit agreements, net of repayments.........            --            --          (535)
    Dividends paid in cash................................................        (6,211)       (5,292)       (4,514)
                                                                            ------------  ------------  ------------
    Net cash used in financing activities.................................       (26,211)       (5,292)      (27,049)
                                                                            ------------  ------------  ------------
Increase (decrease) in cash and cash equivalents..........................        (1,865)       31,015        14,523
Cash and cash equivalents at beginning of year............................        47,524        16,509         1,986
                                                                            ------------  ------------  ------------
Cash and cash equivalents at end of year..................................       $45,659       $47,524       $16,509
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
Supplemental cash flow information:
    Income taxes paid.....................................................       $23,969       $18,573       $22,817
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
    Interest paid.........................................................       $ 1,015       $ 1,548       $ 1,798
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------

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

Cash and cash equivalents:

  The company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Investments:

  Investments consist of various marketable securities with maturities of generally less than one year. As of January 1, 1994, the company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting For Certain Investments in Debt and Equity Securities." In accordance with SFAS 115, the company's debt and equity securities are now considered as either held to maturity or available for sale. Held to maturity securities represent those securities that the company has both the positive intent and ability to hold to maturity and are carried at amortized cost. Available for sale securities represent those securities that do not meet the classification of held to maturity, are not actively traded and are carried at fair value. Unrealized gains and losses on these securities, where material, are excluded from earnings and are reported as a separate component of stockholders' equity, net of applicable taxes, until realized.

Inventories:
  Inventories are stated at cost, not in excess of market. The cost of domestic inventories ($24,305 and $28,641 at December 31, 1996 and 1995, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $5,161 and $4,739 at December 31, 1996 and 1995, respectively. The cost of foreign inventories ($6,004 and $3,569 at December 31, 1996 and 1995, respectively) has been determined by the first-in, first-out (FIFO) method.
  From time to time, the company enters into commodity futures and option contracts in order to fix the price, on a short-term basis, of certain future ingredient purchases which are integral to the company's manufacturing process and which may be subject to price volatility (primarily sugar and corn syrup). Gains or losses, if any, resulting from these contracts are considered as a component of the cost of the ingredients being hedged. Open contracts at December 31, 1996 and 1995 were not material.
Property, plant and equipment:

  Depreciation is computed for financial reporting purposes by use of both the straight-line and accelerated methods based on useful lives of 5 to 35 years for both buildings and machinery and equipment. For income tax purposes the company uses accelerated methods on all properties.

Carrying value of long-lived assets:

  Effective January 1, 1996, the company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." In the event that facts and circumstances indicate that the company's long-lived assets may be impaired, an evaluation of recoverability would be performed. Such an evaluation entails comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write down to market value or discounted cash flow value is required. The company considers that no circumstances exist that would require such a write down.

Postretirement health care and life insurance benefits:

  The company provides certain postretirement health care and life insurance benefits. The cost of these postretirement benefits is accrued during employees' working careers.

Income taxes:

  The company uses the liability method of computing deferred income taxes.

Excess of cost over acquired net tangible assets:

  The excess of cost over the acquired net tangible assets of operating companies is amortized on a straight-line basis over a 40 year period. The company assesses the recoverability of its intangible assets using undiscounted future cash flows.

Foreign currency translation:

  Management has designated the local currency as the functional currency for the Company's Mexican operations. Accordingly, the net effect of translating the Mexican operation's financial statements is reported in a separate component of shareholders' equity. Effective January 1, 1997, management determined that the Mexican economy was hyper-inflationary. Accordingly, the US dollar will now be used as the functional currency, and translation gains and losses will be included in the determination of future earnings.

NOTE 2--ACCRUED LIABILITIES:

  Accrued liabilities are comprised of the following:

                                                            December 31,
                                                        --------------------
                                                          1996       1995
                                                        ---------  ---------
Compensation and employee benefits....................  $   7,892  $   6,027
Commissions...........................................        980      1,017
Advertising and promotions............................     10,592      7,346
Workers' compensation.................................      1,305      1,409
Other.................................................      7,471      5,733
                                                        ---------  ---------
                                                        $  28,240  $  21,532
                                                        ---------  ---------
                                                        ---------  ---------

NOTE 3--INCOME TAXES:

  The domestic and foreign components of pretax income are as follows:

                                               1996       1995       1994
                                             ---------  ---------  ---------
Domestic...................................  $  71,660  $  61,894  $  58,439
Foreign....................................      3,438      2,144      2,728
                                             ---------  ---------  ---------
                                             $  75,098  $  64,038  $  61,167
                                             ---------  ---------  ---------
                                             ---------  ---------  ---------

  The provision for income taxes is comprised of the following:

                                               1996       1995       1994
                                             ---------  ---------  ---------
Current:
  Federal..................................  $  23,907  $  19,849  $  18,096
  Foreign..................................        375        844      1,455
  State....................................      3,167      2,425      2,407
                                             ---------  ---------  ---------
                                                27,449     23,118     21,958
                                             ---------  ---------  ---------
Deferred:
  Federal..................................       (322)       517      1,972
  Foreign..................................        802        (25)      (963)
  State....................................        (38)        60        269
                                             ---------  ---------  ---------
                                                   442        552      1,278
                                             ---------  ---------  ---------
                                             $  27,891  $  23,670  $  23,236
                                             ---------  ---------  ---------
                                             ---------  ---------  ---------

  Deferred income taxes are comprised of the following:

                                                              December 31,
                                                          --------------------
                                                            1996       1995
                                                          ---------  ---------
Workers' compensation...................................  $     448  $     484
Reserve for returns.....................................        407        407
Reserve for uncollectible accounts......................        445        361
Other accrued expenses..................................      1,295      1,846
VEBA funding............................................       (452)      (530)
Other, net..............................................        696        355
                                                          ---------  ---------
Net current deferred income tax asset...................  $   2,839  $   2,923
                                                          ---------  ---------
                                                          ---------  ---------

                                                              December 31,
                                                          --------------------
                                                            1996       1995
                                                          ---------  ---------
Depreciation............................................  $   9,078  $   8,696
Post employment benefits................................     (1,935)    (1,847)
Deductible goodwill.....................................      3,617      2,844
Deferred compensation...................................     (2,478)    (1,237)
DISC commissions........................................      1,148      1,183
Other, net..............................................       (162)      (728)
                                                          ---------  ---------
Net long-term deferred income tax liability.............  $   9,268  $   8,911
                                                          ---------  ---------
                                                          ---------  ---------

  The effective income tax rate differs from the statutory rate as follows:

                                                    1996        1995        1994
                                                 ----------  ----------  ----------
U.S. statutory rate............................       35.0%       35.0%       35.0%
State income taxes, net........................        2.8         2.6         2.8
Amortization of excess of cost over acquired
 net tangible assets...........................        0.6         0.7         0.7
Other, net.....................................       (1.3)       (1.3)       (0.5)
                                                     ---         ---         ---
Effective income tax rate......................       37.1%       37.0%       38.0%
                                                     ---         ---         ---
                                                     ---         ---         ---

  The company has not provided for U.S. federal or foreign withholding taxes on $2,205 of foreign subsidiaries' undistributed earnings as of December 31, 1996 because such earnings are considered to be permanently reinvested. When excess cash has accumulated in the company's foreign subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings may be remitted, and income taxes are provided on such amounts. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

NOTE 4--SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

                                                         Class B
                               Common Stock            Common Stock        Capital in
                           --------------------  ------------------------   excess of
                                       Amount                   Amount      par value
                            Shares    ---------               -----------  -----------
                           ---------               Shares
                           (000's)               -----------
                                                    (000's)
Balance at
 January 1, 1994.........      7,069  $   4,909       3,465    $   2,406    $ 111,108
Issuance of 3%
 stock dividend..........        211        147         103           71       21,889
Conversion of Class B
 common shares to common
 shares..................         26         18         (26)         (18)          --
                           ---------  ---------       -----   -----------  -----------
Balance at
 December 31, 1994.......      7,306      5,074       3,542        2,459      132,997
Issuance of 3%
 stock dividend..........        218        152         105           73       20,932
Issuance of 2-for-1
 stock split.............      7,542      5,237       3,630        2,521       (7,758)
Conversion of Class B
 common shares to
 common shares...........         43         29         (43)         (29)          --
                           ---------  ---------       -----   -----------  -----------
Balance at
 December 31, 1995.......     15,109     10,492       7,234        5,024      146,171
Issuance of 3% stock
 dividend................        449        312         212          147       25,418
Conversion of Class B
 common shares to common
 shares..................         59         41         (59)         (41)          --
                           ---------  ---------       -----   -----------  -----------
Balance at
 December 31, 1996.......     15,617  $  10,845       7,387    $   5,130    $ 171,589
                           ---------  ---------       -----   -----------  -----------
                           ---------  ---------       -----   -----------  -----------

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

  Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect three percent stock dividends and the two-for-one stock split distributed in 1995.

  In January, 1997, the company repurchased 75,000 shares of its Common Stock for $2,938.

NOTE 5--NOTES PAYABLE AND INDUSTRIAL DEVELOPMENT BONDS:

  In 1993, the company entered into two 3-year term notes aggregating $20,000 the proceeds of which were used to purchase the company's Chicago manufacturing facility and headquarters. These term notes bore interest payable monthly at 3.55% and matured in September, 1996.

  At December 31, 1995, the company had outstanding an interest rate swap agreement with a notional amount of $20,000. Under the agreement, which expired in August 1996, the company exchanged a fixed rate of 4.24% for a variable rate adjusted monthly based upon 30 day LIBOR (5.69% at December 31, 1995). The company accounted for the agreement using hedge accounting.

  During 1992, the company entered into an industrial development bond agreement with the City of Covington, Tennessee. The bond proceeds of $7.5 million were used to finance the expansion of the company's existing facilities. Interest is payable at various times during the year based upon the interest calculation option (fixed, variable or floating) selected by the company. As of December 31,

1996 and 1995, interest was calculated under the floating option (3.7% and 5.1%, respectively) which requires monthly payments of interest. Principal on the bonds is due in its entirety in the year 2027.
  In connection with the issuance of the bonds, the company entered into a letter of credit agreement with a bank for the amount of principal outstanding plus 48 days' accrued interest. The letter of credit, which expires in March 1999, carries an annual fee of 32 1/2 basis points on the outstanding principal amount of the bonds.

NOTE 6--EMPLOYEE BENEFIT PLANS:
Pension plans:
  The company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 1996, 1995 and 1994 approximated $1,814, $1,524 and $1,426, respectively. The company also maintains certain profit sharing and savings-investment plans. Company contributions in 1996, 1995 and 1994 to these plans were $485, $441 and $420, respectively.

  The company also contributes to multi-employer defined benefit pension plans for its union employees. Such contributions aggregated $436, $416 and $352 in 1996, 1995 and 1994, respectively. The relative position of each employer associated with the multi-employer plans with respect to the actuarial present value of benefits and net plan assets is not determinable by the company.

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

  The accrual for the accumulated postretirement benefit obligation at December 31, 1996 and 1995 consists of the following:

                                                          December 31,
                                                      --------------------
                                                        1996       1995
                                                      ---------  ---------
Retirees............................................  $   1,325  $   1,372
Active employees....................................      4,311      4,014
                                                      ---------  ---------
                                                      $   5,636  $   5,386
                                                      ---------  ---------
                                                      ---------  ---------

  Net periodic postretirement benefit cost for 1996, 1995 and 1994 included the following components:

                                                             1996       1995       1994
                                                           ---------  ---------  ---------
Service cost--benefits attributed to
  service during the period..............................  $     263  $     273  $     318
Interest cost on the accumulated postretirement
  benefit obligation.....................................        190        250        291
                                                           ---------  ---------  ---------
Net periodic postretirement benefit cost.................  $     453  $     523  $     609
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------

  For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1996; the rate was assumed to decrease gradually to 5.5% for 2004 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by approximately $524 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $189. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at both December 31, 1996 and 1995.

NOTE 7--OTHER INCOME, NET:

  Other income (expense) is comprised of the following:

                                                   1996       1995       1994
                                                 ---------  ---------  ---------
Interest income................................  $   3,887  $   3,161  $   1,288
Interest expense...............................     (1,498)    (1,515)    (1,649)
Dividend income................................      1,386      1,753      1,509
Foreign exchange losses........................        (50)      (654)      (225)
Royalty income.................................         92        214        149
Miscellaneous, net.............................       (251)      (324)       107
                                                 ---------  ---------  ---------
                                                 $   3,566  $   2,635  $   1,179
                                                 ---------  ---------  ---------
                                                 ---------  ---------  ---------

NOTE 8--COMMITMENTS:

  During 1993 and 1994, the company entered into operating leases for certain manufacturing equipment which provided the company with the option to terminate the lease in 1996 and to purchase the equipment at its fair market value. The company exercised this option and purchased the equipment for $5,401 on January 2, 1996.

  Rental expense aggregated $439, $2,538 and $2,314 in 1996, 1995 and 1994, respectively.

  Future operating lease commitments are not significant.

NOTE 9--DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

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

Interest rate swap agreement

  The fair value of the company's interest rate swap agreement was calculated using a valuation model based on well recognized financial principles and current market information to provide a reasonable approximation of fair value.

Fair value

  The estimated fair values of the company's financial instruments are as follows:

                                                  1996                      1995
                                        ------------------------  ------------------------
                                         Carrying                  Carrying
                                          Amount     Fair Value     Amount     Fair Value
                                        -----------  -----------  -----------  -----------
Cash and cash equivalents.............   $  45,659    $  45,659    $  47,524    $  47,524
Investments held to maturity..........      86,622       89,164       55,926       57,730
Investments available for sale........      11,876       11,876           --           --
Notes payable and
  industrial development bonds........       7,500        7,500       27,500       27,500
Interest rate swap agreement..........          --           --           --         (181)

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses and amortized cost basis of the company's investment portfolio is as follows:

                                                         December 31, 1996
                                           ----------------------------------------------
                                                                         Unrealized
                                            Amortized     Fair     ----------------------
Held to Maturity:                             Cost        Value      Gains      Losses
-----------------------------------------  -----------  ---------  ---------  -----------
Unit investment trusts of preferred
 stocks..................................   $  13,242   $  14,853  $   1,611   $      --
Tax-free commercial paper................       2,900       2,900         --          --
Municipal bonds..........................      56,776      56,761         --         (15)
Unit investment trusts of municipal
 bonds...................................       1,200       1,762        562          --
US gov't/gov't agency obligations........      10,199      10,197         --          (2)
Other....................................       2,176       2,563        387          --
Private export funding securities........       3,029       3,028         --          (1)
                                           -----------  ---------  ---------  -----------
                                            $  89,522   $  92,064  $   2,560   $     (18)
                                           -----------  ---------  ---------  -----------
                                           -----------  ---------  ---------  -----------

Available for Sale:
-----------------------------------------
Municipal Bonds..........................   $  22,164   $  22,164
                                           -----------  ---------
                                           -----------  ---------

                                                         December 31, 1995
                                           ----------------------------------------------
                                                                         Unrealized
                                            Amortized     Fair     ----------------------
Held to Maturity:                             Cost        Value      Gains      Losses
-----------------------------------------  -----------  ---------  ---------  -----------
Unit investment trusts of preferred
 stocks..................................   $   6,744   $   7,943  $   1,206   ($      7)
Tax-free commercial paper................      21,763      21,763         --          --
Municipal bonds..........................      37,360      37,394         42          (8)
Unit investment trusts of municipal
 bonds...................................       2,873       3,451        624         (46)
US gov't/gov't agency obligations........      12,680      12,673          1          (8)
Other....................................          17          17         --          --
Private export funding securities........         513         513         --          --
                                           -----------  ---------  ---------  -----------
                                            $  81,950   $  83,754  $   1,873   ($     69)
                                           -----------  ---------  ---------  -----------
                                           -----------  ---------  ---------  -----------

Held to maturity securities of $2,900 and $26,024 and available for sale securities of $10,288 and $0 were included in cash and cash equivalents at December 31, 1996 and 1995, respectively.
Gross realized gains and losses on the sale of available for sale securities in 1996 and 1995 were not significant.

NOTE 10--GEOGRAPHIC AREA AND SALES INFORMATION:
Summary of sales, net earnings and assets by geographic area

                                                 1996                            1995                            1994
                                    ------------------------------  ------------------------------  ------------------------------
                                                Mexico                          Mexico                          Mexico
                                     United      and     Consoli-    United      and     Consoli-    United      and     Consoli-
                                     States     Canada     dated     States     Canada     dated     States     Canada     dated
                                    ---------  --------  ---------  ---------  --------  ---------  ---------  --------  ---------
Sales to unaffiliated customers...   $315,131   $25,778   $340,909   $290,590   $22,070   $312,660   $268,582   $28,350   $296,932
                                                         ---------                       ---------                       ---------
                                                         ---------                       ---------                       ---------
Sales between geographic areas....      1,888     3,152                 1,747     2,055                 1,382     2,204
                                    ---------  --------             ---------  --------             ---------  --------
                                     $317,019   $28,930              $292,337   $24,125              $269,964   $30,554
                                    ---------  --------             ---------  --------             ---------  --------
                                    ---------  --------             ---------  --------             ---------  --------
Net earnings......................   $ 44,946   $ 2,261   $ 47,207   $ 39,044   $ 1,324   $ 40,368   $ 36,139   $ 1,792   $ 37,931
Total assets......................   $373,925   $17,531   $391,456   $339,718   $14,098   $353,816   $297,981   $12,102   $310,083
Net assets........................   $298,565   $14,316   $312,881   $260,273   $11,913   $272,186   $229,066   $11,395   $240,461

Total assets are those assets associated with or used directly in the respective geographic area, excluding intercompany advances and investments.

Major customer

  Revenues from a major customer aggregated approximately 16.2%, 16.0% and 16.8% of total net sales during the years ended December 31, 1996, 1995 and 1994, respectively.

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of earnings and retained earnings and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Chicago, Illinois
February 12, 1997

QUARTERLY FINANCIAL DATA
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

                                                                      (Thousands of dollars except per share data)
                              1996                                  First     Second      Third     Fourth      Total
-----------------------------------------------------------------------------------------------------------------------
Net sales.......................................................    $63,265    $72,511   $128,658    $76,475   $340,909
Gross margin....................................................     30,687     35,292     60,415     36,026    162,420
Net earnings....................................................      8,118      9,327     19,143     10,619     47,207
Net earnings per share..........................................        .35        .41        .83        .46       2.05

1995
-----------------------------------------------------------------------------------------------------------------------
Net sales.......................................................    $60,269    $68,774   $116,472    $67,145   $312,660
Gross margin....................................................     29,566     33,056     52,517     30,783    145,922
Net earnings....................................................      7,319      8,326     16,232      8,491     40,368
Net earnings per share..........................................        .32        .36        .70        .37       1.75

1994
-----------------------------------------------------------------------------------------------------------------------
Net sales.......................................................    $56,370    $62,891   $111,014    $66,657   $296,932
Gross margin....................................................     28,121     31,306     51,195     30,745    141,367
Net earnings....................................................      6,962      7,860     15,386      7,723     37,931
Net earnings per share..........................................        .30        .34        .67        .34       1.65

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year and the 2-for-1 stock split effective July 11, 1995.

-----------------------------------------------------------------------------------------------------------------------

       1996-1995 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICE AND DIVIDENDS PER SHARE

               STOCK PRICES*                                         DIVIDENDS**
                    1996                  1995
------------------------------------------------------
               Hi         Lo         Hi         Lo                         1996       1995
------------------------------------------------------  -------------------------------------------------
1st Qtr...  40-1/2     36-1/2     33-1/2     30-1/16    1st Qtr........  $   .0607  $   .0519
2nd Qtr...  36-3/4     34-1/2     35-1/8     31-3/8     2nd Qtr........  $   .0725  $   .0607
3rd Qtr...  35-7/8     34-1/8     40-1/8     34-1/8     3rd Qtr........  $   .0725  $   .0607
4th Qtr...  40-1/4     34-3/8     39-3/4     34-1/8     4th Qtr........  $   .0725  $   .0607

                                                        NOTE: In addition to the above cash dividends, a
                                                        3% stock dividend was issued on 4/23/96 and
                                                        4/21/95.
                                                        **Cash dividends are restated to reflect 3% stock
                                                        dividends and the 2-for-1 stock split.
*NYSE -- Composite Quotations adjusted for the 2-for-1
stock split effective July 11, 1995.
Estimated Number of shareholders at 12/31/96 ... 9,500

FIVE YEAR SUMMARY OF EARNINGS AND FINANCIAL HIGHLIGHTS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(Thousands of dollars except per share, percentage and ratio figures)
--------------------------------------------------------------------------------


     (See Management's Comments starting on page 5)          1996       1995       1994       1993       1992
                                                           ---------  ---------  ---------  ---------  ---------

Sales and Earnings Data
        Net sales........................................  $ 340,909  $ 312,660  $ 296,932  $ 259,593  $ 245,424
        Gross margin.....................................    162,420    145,922    141,367    125,615    118,301
        Interest expense.................................      1,498      1,515      1,649        642        440
        Provision for income taxes.......................     27,891     23,670     23,236     22,268     19,890
        Net earnings.....................................     47,207     40,368     37,931     35,442     32,032
            % of sales...................................       13.8%      12.9%      12.8%      13.7%      13.1%
            % of shareholders' equity....................       15.1%      14.8%      15.8%      16.7%      17.6%

Per Common Share Data (1)
        Net sales........................................  $   14.82  $   13.59  $   12.91  $   11.28  $   10.67
        Net earnings.....................................       2.05       1.75       1.65       1.54       1.39
        Shareholders' equity.............................      13.60      11.83      10.45       9.23       7.90
        Cash dividends...................................        .28        .23        .20        .16        .13
        Stock dividends..................................          3%         3%         3%         3%         3%

Additional Financial Data
        Working capital..................................  $ 153,329  $ 109,643  $  92,626  $  61,052  $ 110,714
        Current ratio....................................        4.2        3.0        4.5        2.2        5.9
        Net cash provided by operating activities........     76,710     50,851     40,495     33,397     35,623
        Property, plant & equipment additions (2)........      9,791      4,640      8,179     52,492     10,956
        Net property, plant & equipment..................     81,687     81,999     85,648     86,699     40,257
        Total assets.....................................    391,456    353,816    310,083    303,940    224,470
        Long term debt...................................      7,500      7,500     27,500     27,500      7,500
        Shareholders' equity.............................    312,881    272,186    240,461    212,343    181,704
        Average shares outstanding (1)...................     23,004     23,004     23,004     23,004     23,004

(1) Adjusted for stock dividends and the 2-for-1 stock split effective July 11, 1995.
(2) 1993 includes $44,500 relating to the Cambridge Brands acquisition and the purchase of the Chicago office and plant facilities.

--------------------------------------------------------------------------------

BOARD OF DIRECTORS

Melvin J.     Chairman of the Board
Gordon(1)     and
              Chief Executive Officer
Ellen R.      President and Chief
Gordon(1)     Operating Officer
Charles W.    Retired Banker
Seibert(2)(3)
William       Secretary; Consultant
Touretz(1)    to the Company
Lana Jane     President, Paul Brent
Lewis-Brent(2)(3) Designer, Inc.
(1)Member of the Executive Committee
(2)Member of the Audit Committee
(3)Member of the Compensation
Committee

OFFICERS

Melvin J.     Chairman of the Board
Gordon        and
              Chief Executive Officer
Ellen R.      President and Chief
Gordon        Operating Officer
G. Howard     Vice President, Finance
Ember, Jr.    & Asst. Secy.
John W.       Vice President,
Newlin, Jr.   Manufacturing
Thomas E.     Vice President,
Corr          Marketing & Sales
James M.      Vice President,
Hunt          Physical Distribution
Barry P.      Treasurer
Bowen
William       Secretary
Touretz
Daniel P.     Controller
Drechney

OFFICES, PLANTS

Executive     7401 S. Cicero Ave.
Offices       Chicago, Illinois 60629
Plants        Chicago, Illinois
              Covington, Tennessee
              Cambridge,
              Massachusetts
              New York, New York
              Mexico City, Mexico
Foreign       Mexico City, Mexico
Sales         Etobicoke, Ontario
Offices

SUBSIDIARIES

Arrendadora Gorvac  Tootsie Roll
S.A. de C.V.        Central Europe
C.G. L.P., Inc.     Ltd.
C.G.C. Corporation  The Tootsie Roll
C.G.P., Inc.        Company, Inc.
Cambridge Brands,   Tootsie Roll
Inc.                Management, Inc.
Cambridge Brands    Tootsie Roll
Mfg., Inc.          Mfg., Inc.
Cambridge Brands    Tootsie
Services, Inc.      Rolls--Latin
Cella's             America, Inc.
Confections, Inc.   Tootsie Roll
Charms Company      Worldwide Ltd.
Charms L.P.         The Sweets Mix
Charms Marketing    Company, Inc.
Company             TRI de Latino
Henry Eisen         America S.A. de
Advertising         C.V.
Agency, Inc.        TRI Finance,
J.T. Company, Inc.  Inc.
Tootsie Roll of     TRI
Canada Ltd.         International
                    Co.
                    TRI-Mass., Inc.
                    TRI Sales Co.
                    Tutsi S.A. de
                    C.V.
                    World Trade &
                    Marketing Ltd.

OTHER INFORMATION

Stock       New York Stock Exchange,
Exchange    Inc. (Since 1922)
Stock       Ticker Symbol: TR
Identification CUSIP No. 890516 10-7
Stock       ChaseMellon Shareholder
Transfer    Services, L.L.C.
Agent       Overpeck Centre
and Stock   85 Challenger Road
Registrar   Ridgefield Park, NJ 07660
            1-800-851-9677
Independent Price Waterhouse LLP
Accountants 200 East Randolph Drive
            Chicago, IL 60601
General     Becker Ross Stone
Counsel     DeStefano & Klein
            317 Madison Avenue
            New York, NY 10017
Annual      May 5, 1997
Meeting     Mutual Building, Room
            1200
            909 East Main Street
            Richmond, VA 23219

                                        M Printed on recycled paper.
                                                                              18