Form 10-K, Exhibit 13
period 1997-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 1998-03-26
CIK 98677

------------------------------------------------------------------------

The introduction of the revised "How Many Licks?" ad was accompanied by extensive media coverage. First introduced in 1969, this theme has proven to be one of the most memorable and longest running tag lines in advertising history. The appeal of this message is evidenced by the many thousands of letters we have received from consumers who are sure they have discovered just how many licks it does take, and who wish to share their findings with us. Our president, responded to numerous invitations from popular radio and TV programs and news papers to comment on this phenomenon and promote our products to broad audiences.

The company also benefited from numerous positive articles about the company appearing in national media and local newspapers throughout the country such as CNN, Forbes and USA Today. Also, we continue to receive an outpouring of complimentary letters from loyal consumers who have enjoyed our products throughout the years.

Manufacturing

The very favorable earnings increases experienced in 1997 reflect, in part, productivity gains in our manufacturing operations. These gains are attributable not only to increased economies of scale due to relatively higher production volume but also to the "payback" realized from past investments in more efficient and more highly automated manufacturing equipment.

Such investments remain an ongoing priority of the company. A number of significant projects of this type were undertaken in 1997, designed to increase product quality, efficiency and production capacity.

In our domestic plants, packaging equipment that operates at higher speeds and with greater precision was added and we expanded cooking, cooling, cutting and wrapping capacity for several items that have experienced continuing growth over the past several years. We also reengineered a significant manufacturing line and some key ingredient blending operations to generate productivity improvements. Further modernization efforts were made at our plant in Mexico as well.

We achieved other operating efficiencies through the investment in human capital. Our engineers and operations managers continue to share "best practice" methodologies across facilities and processes in order to ensure optimal corporate-wide results. This team approach is fostered by senior management initiatives and performance awards that recognize company-wide as well as individual accomplishments. Ingenuity and team performance are rewarded in all levels of management.

Warehousing and Distribution

Efficiencies from higher sales volumes were amplified in our warehousing and distribution operations. Improvements made through past reengineering efforts in these operations bore fruit as we were able to multiply lower unit distribution costs across higher sales volumes and attain savings in excess of earlier projections.

We continued the implementation of newly automated inventory tracking systems and completed several key phases of this project in Chicago, with promising results.

Purchasing

Commodity prices were generally favorable in 1997 and the markets for our key ingredients were stable. The fluctuations that did occur had been largely mitigated by timely fixed price contracts we had previously entered into and by ongoing hedging activities.

Packaging material costs, including films, cartons, corrugated containers and waxed paper, were also favorable. We continued to seek competitive bids to leverage the high volume of annual purchases we make of these items and lower our per unit costs.

International

Our Mexican and Canadian subsidiaries both reported sales increases over the prior year. In Mexico, an especially strong fourth quarter was posted reflecting another solid Christmas selling season. This was bolstered by the introduction of a successful new line extension item.

In Canada, we continued to see profitable sales growth due to distribution gains across multiple trade classes. Our export sales to other world markets continue despite currency devaluations in many countries.

------------------------------------------------------------------------

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS
   (in thousands except per share, percentage and ratio figures)
--------------------------------------------------------------------------------

                                    [GRAPH]

                                    [GRAPH]

FINANCIAL REVIEW

This financial review discusses the company's financial condition, results of operations, liquidity and capital resources. It should be read in conjunction with the Consolidated Financial Statements and related footnotes following hereafter.

FINANCIAL CONDITION

Our financial condition was further strengthened by the record operating results we achieved in 1997. Net earnings for the year increased by 28.5% to $60,682 and shareholders' equity grew by 12.2 % to $351,163. Cash and investments in marketable securities increased by $37,861 during the year.

Cash generated from operating activities was used to fund share repurchases of $14,401, capital expenditures of $8,611 and cash dividends of $7,303. The cash dividend rate was increased by 17.2% in 1997, which marked the fifty-fifth consecutive year in which cash dividends have been paid.

A 3% stock dividend was also distributed to shareholders during the year. This was the thirty-third consecutive year that a stock dividend has been distributed.

Our financial position in 1997 compared to 1996, measured by commonly used financial ratios, is as follows: the current ratio fell from 4.2:1 to 3.9:1. This reflects the classification of $39,738 of our investments in marketable securities at year end as non-current due to their maturity dates. For the same reason, working capital of $153,355 remained approximately even with the prior year figure of $153,329.

Current liabilities to net worth remained comparable at 15.3% vs. 15.4% as did debt to equity at 2.1% vs. 2.4%. The company continues to finance its operations with funds generated from operations rather than with borrowed funds.

Our history of successful operations, coupled with our conservative financial posture, has left us well positioned to respond quickly to future growth opportunities that may arise. In this regard, the company is aggressively seeking acquisitions to complement our existing operations.

RESULTS OF OPERATIONS

1997 vs. 1996

1997 was our twenty-first consecutive year of record sales achievement. Sales of $375,594 were up 10.2% over 1996 sales of $340,909 and increases were seen in each quarter. The third quarter, driven by Halloween sales, continued to be our largest selling period and surpassed levels attained in previous years. Halloween sales also carried over and drove a double digit sales increase in the fourth quarter.

Throughout the year, sales were favorably impacted by successful promotional programs as we continued to broaden distribution in mass merchandisers and other select trade classes with our core product offerings. Line extensions, new products and seasonal packs all contributed to added sales.

Sales growth occurred in our two most significant foreign operations as well. In Mexico, the introduction of a new assortment complemented the already strong business we have developed for the Christmas holiday season in that market.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    [GRAPH]

                                    [GRAPH]

Sales growth in our Canadian operation is attributable to further distribution gains in the mass merchandiser and grocery trade classes. Also, the Bunch Pop, an attractive cluster of seven Tootsie Pops priced to deliver good consumer value, was successfully introduced.

Cost of goods sold, as a percentage of sales, decreased from 52.4% to 50.1%. This improvement reflects lower costs for certain packaging and ingredients as well as higher production efficiencies associated with increased volumes in relation to fixed costs. The company continues to focus on cost control throughout all levels of its operations.

Gross margin dollars grew by 15.3% to $187,281, and increased as a percent of sales from 47.6% to 49.9%, due to the factors cited above. Gross margins in the third and fourth quarters continue to be somewhat lower due to the seasonal nature of our business and to the product mix sold in those quarters.

Operating expenses, comprised of marketing, selling, advertising, physical distribution, general and administrative expenses and goodwill amortization, as a percentage of sales, declined slightly from 26.7% to 25.9%. This improvement is due to distribution and warehousing efficiencies and effective expense control programs aimed at holding down costs. Earnings from operations increased by 25.9% to $90,087, or 24.0% of sales, as a result of favorable gross margins and operating expenses.

Other income increased by $1,708 to $5,274, primarily reflecting lower interest expense and higher interest income due to lower average borrowings and increased investments in marketable securities, respectively. As a majority of our interest income is not subject to federal income tax, the effective tax rate declined from 37.1% to 36.4%.

Consolidated net earnings rose to a new company record of $60,682. Earnings per share increased 30% to $2.58 from the previous record of $1.99 reached in 1996. Our net earnings as a percent of sales increased to 16.2% from 13.8%. 1997 was the sixteenth consecutive year of record earnings achievement for the company.

1996 vs. 1995

1996 represented our twentieth consecutive year of record sales. Reaching $340,909, sales increased 9.0% over 1995 sales of $312,660. While the third quarter continued to be our largest selling period, another successful Halloween season drove double digit sales gains in both the third quarter and fourth quarters of 1996.

Sales gains were attributable to successful promotional programs and broadened distribution in mass merchandisers and other trade classes. These efforts were augmented by niche marketing strategies including seasonal packs, line extensions and new product offerings.

Foreign sales also grew in 1996. Increases in Mexico were attributable to both price increases and volume growth. Canadian sales gains were achieved by increased distribution in mass merchandisers and other trade classes as well as new product introductions to that market.

Cost of goods sold as a percentage of sales decreased from 53.3% to 52.4%. This reflected an easing of

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                    [GRAPH]

                                    [GRAPH]

the packaging cost increases seen in 1995 as well as higher operating efficiencies due to increased production volume. Consequently, gross margin, which was $162,420 or 11.3% higher than in 1995, improved as a percentage of sales from 46.7% to 47.6%.

Gross margins were again lower in the third and fourth quarters due to the seasonality and product mix factors cited above.

Operating expenses as a percentage of sales were 26.7%, a decrease of .3% versus 1995 and reflective of our ongoing expense control measures. Earnings from operations were $71,532, or 21.0% of sales in 1996 versus 19.6% in 1995, reflecting the combined effects of an increased gross margin percentage and lower operating costs as a percentage of sales.

Other income increased to $3,566, primarily due to increased investment income. The effective tax rate of 37.1% was comparable to that of 1995.

Consolidated net earnings rose 16.9% to a new company record of $47,207, or $1.99 per share, from the previous record of $40,368, or $1.70 per share in 1995. This represented the fifteenth consecutive year of record earnings for the company.

Liquidity and Capital Resources

The company's financial resources grew during the year as cash and marketable securities increased by $37,861 to a year end total $182,018. This total includes marketable securities which have maturities greater than one year and are not classified as current.

Cash flows from operating activities were $68,176 in 1997, $76,710 in 1996 and $50,851 in 1995. Higher profits and depreciation in 1997 were offset by increases in accounts receivable and inventory and by the timing of tax payments.

Cash flows from investing activities in 1997 reflect a net increase of $23,087 in investments in marketable securities and capital expenditures of $8,611, $9,791 and $4,640 in 1997, 1996 and 1995, respectively.

Cash flows from financing activities consist of share purchases of $14,401 in 1997, the pay-off of a $20,000 note in 1996 and cash dividends of $7,303, $6,211 and $5,292 in 1997, 1996 and 1995, respectively. 1997 was the fifty-fifth consecutive year in which we have paid cash dividends.

Year 2000 Conversion

The company recognizes the need to ensure that its operations will not be adversely impacted by software failures arising from calculations using the year 2000 date. Accordingly, we have established a process for evaluating and managing the risks and costs associated with this problem.

We believe that these risks and costs will be minimal for the financial and operational systems we use, and do not expect year 2000 compliance to have a material impact on the company or its operations.

The results of these operations and our financial condition are expressed in the following financial statements.

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
EARNINGS AND RETAINED EARNINGS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

                                                                             (in thousands except per share data)
--------------------------------------------------------------------------------------------------------------------
                                                                                For the year ended December 31,

                                                                                1997          1996          1995
                                                                            ------------  ------------  ------------

Net sales.................................................................      $375,594      $340,909      $312,660
Cost of goods sold........................................................       188,313       178,489       166,738
                                                                            ------------  ------------  ------------
Gross margin..............................................................       187,281       162,420       145,922
                                                                            ------------  ------------  ------------
Operating expenses:
    Marketing, selling and advertising....................................        53,693        50,642        46,436
    Distribution and warehousing..........................................        24,019        22,509        22,049
    General and administrative............................................        16,776        15,031        13,328
    Amortization of the excess of cost over acquired net tangible
     assets...............................................................         2,706         2,706         2,706
                                                                            ------------  ------------  ------------
                                                                                  97,194        90,888        84,519
                                                                            ------------  ------------  ------------
Earnings from operations..................................................        90,087        71,532        61,403
Other income, net.........................................................         5,274         3,566         2,635
                                                                            ------------  ------------  ------------
Earnings before income taxes..............................................        95,361        75,098        64,038
Provision for income taxes................................................        34,679        27,891        23,670
                                                                            ------------  ------------  ------------
Net earnings..............................................................        60,682        47,207        40,368
Retained earnings at beginning of year....................................       136,352       121,477       107,763
                                                                            ------------  ------------  ------------
                                                                                 197,034       168,684       148,131
                                                                            ------------  ------------  ------------
Deduct:
    Cash dividends ($.32, $.27 and $.23 per share)........................         7,472         6,372         5,383
    Stock dividends.......................................................        30,438        25,960        21,271
                                                                            ------------  ------------  ------------
                                                                                  37,910        32,332        26,654
                                                                            ------------  ------------  ------------
Retained earnings at end of year..........................................      $159,124      $136,352      $121,477
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
Earnings per share........................................................      $   2.58      $   1.99      $   1.70
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
Average common and class B common shares outstanding......................        23,542        23,690        23,690
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------

(The accompanying notes are an integral part of these statements.)
--------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
FINANCIAL POSITION
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

                                                                                                   (in thousands)
------------------------------------------------------------------------------------------------------------------------
ASSETS                                                                                               December 31,
                                                                                                  1997          1996
                                                                                              ------------  ------------

CURRENT ASSETS:
    Cash and cash equivalents...............................................................      $ 60,433      $ 45,659
    Investments.............................................................................        81,847        98,498
    Accounts receivable, less allowances of $2,085 and $1,885...............................        23,319        21,207
    Inventories:
        Finished goods and work-in-process..................................................        22,938        20,359
        Raw materials and supplies..........................................................        13,721         9,950
    Prepaid expenses........................................................................         2,910         3,001
    Deferred income taxes...................................................................         1,793         2,839
                                                                                              ------------  ------------
            Total current assets............................................................       206,961       201,513
                                                                                              ------------  ------------
PROPERTY, PLANT AND EQUIPMENT, at cost:
    Land....................................................................................         6,895         6,895
    Buildings...............................................................................        22,100        29,304
    Machinery and equipment.................................................................       122,430       117,130
                                                                                              ------------  ------------
                                                                                                   151,425       153,329
    Less--Accumulated depreciation..........................................................        73,061        71,642
                                                                                              ------------  ------------
                                                                                                    78,364        81,687
                                                                                              ------------  ------------
OTHER ASSETS:
    Excess of cost over acquired net tangible assets, net of accumulated
      amortization of $18,085 and $15,378...................................................        90,549        93,256
    Investments.............................................................................        39,738            --
    Other assets............................................................................        21,130        15,000
                                                                                              ------------  ------------
                                                                                                   151,417       108,256
                                                                                              ------------  ------------
                                                                                                  $436,742      $391,456
                                                                                              ------------  ------------
                                                                                              ------------  ------------

(The accompanying notes are an integral part of these statements.)
------------------------------------------------------------------------------------------------------------------------

                                                                                   (in thousands except per share data)
------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY                                                          December 31,
                                                                                           1997          1996
                                                                                       ------------  ------------

CURRENT LIABILITIES:
    Accounts payable.................................................................      $ 11,624      $  8,560
    Dividends payable................................................................         1,930         1,668
    Accrued liabilities..............................................................        32,793        28,240
    Income taxes payable.............................................................         7,259         9,716
                                                                                       ------------  ------------
            Total current liabilities................................................        53,606        48,184
                                                                                       ------------  ------------
NONCURRENT LIABILITIES:
    Deferred income taxes............................................................         8,650         9,268
    Postretirement health care and life insurance benefits...........................         5,904         5,636
    Industrial development bonds.....................................................         7,500         7,500
    Other long term liabilities......................................................         9,919         7,987
                                                                                       ------------  ------------
            Total noncurrent liabilities.............................................        31,973        30,391
                                                                                       ------------  ------------
SHAREHOLDERS' EQUITY:
    Common stock, $.69-4/9 par value--
      50,000 shares authorized--
      15,851 and 15,617, respectively, issued........................................        11,008        10,845
    Class B common stock, $.69-4/9 par value--
      20,000 shares authorized--
      7,547 and 7,387, respectively, issued..........................................         5,241         5,130
    Capital in excess of par value...................................................       187,259       171,589
    Retained earnings, per accompanying statement....................................       159,124       136,352
    Foreign currency translation adjustment account..................................       (11,052)      (11,035)
    Unrealized loss on marketable securities.........................................          (417)           --
                                                                                       ------------  ------------
                                                                                            351,163       312,881
                                                                                       ------------  ------------
                                                                                           $436,742      $391,456
                                                                                       ------------  ------------
                                                                                       ------------  ------------

------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
CASH FLOWS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

                                                                                         (in thousands)
------------------------------------------------------------------------------------------------------------------------
                                                                                For the year ended December 31,

                                                                                1997          1996          1995
                                                                            ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings..........................................................       $60,682       $47,207       $40,368
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization.....................................        12,819        12,068        10,794
        Loss on retirement of fixed assets................................            26           714             8
        Changes in operating assets and liabilities:
            Accounts receivable...........................................        (2,327)        2,314        (3,740)
            Inventories...................................................        (6,463)        1,879        (3,829)
            Prepaid expenses and other assets.............................        (6,622)       (4,253)       (3,915)
            Accounts payable and accrued liabilities......................         9,624         9,362         4,389
            Income taxes payable and deferred.............................        (2,049)        3,718         5,122
            Postretirement health care and life insurance benefits........           269           250           393
            Other long term liabilities...................................         1,932         3,460         1,375
            Other.........................................................           285            (9)         (114)
                                                                            ------------  ------------  ------------
    Net cash provided by operating activities.............................        68,176        76,710        50,851
                                                                            ------------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures..................................................        (8,611)       (9,791)       (4,640)
    Purchase of held to maturity securities...............................       (68,982)      (47,221)      (45,313)
    Maturity of held to maturity securities...............................        27,473        16,523        35,409
    Purchase of available for sale securities.............................      (304,910)      (35,883)           --
    Sale and maturity of available for sale securities....................       323,332        24,008            --
                                                                            ------------  ------------  ------------
    Net cash used in investing activities.................................       (31,698)      (52,364)      (14,544)
                                                                            ------------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Repayments of notes payable...........................................            --       (20,000)           --
    Shares repurchased and retired........................................       (14,401)           --            --
    Dividends paid in cash................................................        (7,303)       (6,211)       (5,292)
                                                                            ------------  ------------  ------------
    Net cash used in financing activities.................................       (21,704)      (26,211)       (5,292)
                                                                            ------------  ------------  ------------
Increase (decrease) in cash and cash equivalents..........................        14,774        (1,865)       31,015
Cash and cash equivalents at beginning of year............................        45,659        47,524        16,509
                                                                            ------------  ------------  ------------
Cash and cash equivalents at end of year..................................       $60,433       $45,659       $47,524
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
Supplemental cash flow information:
    Income taxes paid.....................................................       $36,716       $23,969       $18,573
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------
    Interest paid.........................................................        $  389       $ 1,015       $ 1,548
                                                                            ------------  ------------  ------------
                                                                            ------------  ------------  ------------

(The accompanying notes are an integral part of these statements.)
------------------------------------------------------------------------------------------------------------------------

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

Investments:

  Investments consist of various marketable securities with maturities of generally less than one year. In accordance with the Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting For Certain Investments in Debt and Equity Securities," the company's debt and equity securities are now considered as either held to maturity or available for sale. Held to maturity securities represent those securities that the company has both the positive intent and ability to hold to maturity and are carried at amortized cost. Available for sale securities represent those securities that do not meet the classification of held to maturity, are not actively traded and are carried at fair value. Unrealized gains and losses on these securities, where material, are excluded from earnings and are reported as a separate component of stockholders' equity, net of applicable taxes, until realized.

Inventories:

  Inventories are stated at cost, not in excess of market. The cost of domestic inventories ($30,530 and $24,305 at December 31, 1997 and 1996, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $4,918 and $5,161 at December 31, 1997 and 1996, respectively. The cost of foreign inventories ($6,129 and $6,004 at December 31, 1997 and 1996, respectively) has been determined by the first-in, first-out (FIFO) method.

  From time to time, the company enters into commodity futures and option contracts in order to fix the price, on a short-term basis, of certain future ingredient purchases which are integral to the company's manufacturing process and which may be subject to price volatility (primarily sugar and corn syrup). Gains or losses, if any, resulting from these contracts are considered as a component of the cost of the ingredients being hedged. Open contracts at December 31, 1997 and 1996 were not material.

Property, plant and equipment:

  Depreciation is computed for financial reporting purposes by use of both the straight-line and accelerated methods based on useful lives of 5 to 35 years for both buildings and machinery and equipment. For income tax purposes the company uses accelerated methods on all properties.

Carrying value of long-lived assets:

  Effective January 1, 1996, the company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." In the event that facts and circumstances indicate that the company's long-lived assets may be impaired, an evaluation of recoverability would be performed. Such an evaluation entails comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write down to market value or discounted cash flow value is required. The company considers that no circumstances exist that would require such an evaluation.

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

Foreign currency translation:

  Prior to January 1, 1997, management designated the local currency as the functional currency for the company's Mexican operations. Accordingly, the net effect of translating the Mexican operations' financial statements was reported in a separate component of shareholders' equity. During 1997, management determined that the Mexican economy was hyper-inflationary. Accordingly, the US dollar is now used as the functional currency, and translation gains and losses are included in the determination of 1997 earnings.

Earnings per Share:

  On December 31, 1997, the company adopted SFAS No. 128, "Earnings per Share." A dual presentation of basic and diluted earnings per share is not required due to the lack of potentially dilutive securities under the company's simple capital structure. Therefore, all earnings per share amounts represent basic earnings per share.

NOTE 2--ACCRUED LIABILITIES:

  Accrued liabilities are comprised of the following:

                                                            December 31,
                                                        --------------------
                                                          1997       1996
                                                        ---------  ---------
Compensation and employee benefits....................  $   8,853  $   7,892
Customer returns......................................      4,684      4,158
Taxes, other than income..............................      1,936      1,754
Advertising and promotions............................      6,939      6,434
Other.................................................     10,381      8,002
                                                        ---------  ---------
                                                        $  32,793  $  28,240
                                                        ---------  ---------
                                                        ---------  ---------

NOTE 3--INCOME TAXES:

  The domestic and foreign components of pretax income are as follows:

                                               1997       1996       1995
                                             ---------  ---------  ---------
Domestic...................................  $  93,318  $  71,660  $  61,894
Foreign....................................      2,043      3,438      2,144
                                             ---------  ---------  ---------
                                             $  95,361  $  75,098  $  64,038
                                             ---------  ---------  ---------
                                             ---------  ---------  ---------

The provision for income taxes is comprised of the following:

                                               1997       1996       1995
                                             ---------  ---------  ---------
Current:
  Federal..................................  $  29,764  $  23,907  $  19,849
  Foreign..................................        626        375        844
  State....................................      3,836      3,167      2,425
                                             ---------  ---------  ---------
                                                34,226     27,449     23,118
                                             ---------  ---------  ---------
Deferred:
  Federal..................................        738       (322)       517
  Foreign..................................       (368)       802        (25)
  State....................................         83        (38)        60
                                             ---------  ---------  ---------
                                                   453        442        552
                                             ---------  ---------  ---------
                                             $  34,679  $  27,891  $  23,670
                                             ---------  ---------  ---------
                                             ---------  ---------  ---------

  Deferred income taxes are comprised of the following:

                                                              December 31,
                                                          --------------------
                                                            1997       1996
                                                          ---------  ---------
Workers' compensation...................................  $     428  $     448
Reserve for returns.....................................        407        407
Reserve for uncollectible accounts......................        537        445
Other accrued expenses..................................      1,107      1,295
VEBA funding............................................       (387)      (452)
Other, net..............................................       (299)       696
                                                          ---------  ---------
Net current deferred income tax asset...................  $   1,793  $   2,839
                                                          ---------  ---------
                                                          ---------  ---------

                                                              December 31,
                                                          --------------------
                                                            1997       1996
                                                          ---------  ---------
Depreciation............................................  $   8,930  $   9,078
Post retirement benefits................................     (2,045)    (1,935)
Deductible goodwill.....................................      4,390      3,617
Deferred compensation...................................     (3,441)    (2,478)
DISC commissions........................................      1,553      1,148
Foreign subsidiary tax loss carryforward................     (1,470)    (1,750)
Other, net..............................................        733      1,588
                                                          ---------  ---------
Net long-term deferred income tax liability.............  $   8,650  $   9,268
                                                          ---------  ---------
                                                          ---------  ---------

  At December 31, 1997, gross deferred tax assets and gross deferred tax liabilities are $12,147 and $19,004, respectively.

  The effective income tax rate differs from the statutory rate as follows:

                                                    1997        1996        1995
                                                 ----------  ----------  ----------
U.S. statutory rate............................       35.0%       35.0%       35.0%
State income taxes, net........................        2.7         2.8         2.6
Amortization of excess of cost over acquired
 net tangible assets...........................        0.5         0.6         0.7
Other, net.....................................       (1.8)       (1.3)       (1.3)
                                                     ---         ---         ---
Effective income tax rate......................       36.4%       37.1%       37.0%
                                                     ---         ---         ---
                                                     ---         ---         ---

  The company has not provided for U.S. federal or foreign withholding taxes on $4,073 of foreign subsidiaries' undistributed earnings as of December 31, 1997 because such earnings are considered to be permanently reinvested. When excess cash has accumulated in the company's foreign subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings may be remitted, and income taxes will be provided on such amounts. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

NOTE 4--SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:


                                                         Class B
                               Common Stock            Common Stock         Capital in
                           --------------------  ------------------------   excess of
                            Shares     Amount       Shares      Amount      par value
                           ---------  ---------  -----------  -----------  -----------
                            (000's)                (000's)
Balance at
 January 1, 1995.........      7,306  $   5,074       3,542    $   2,459    $ 132,997
Issuance of 3%
 stock dividend..........        218        152         105           73       20,932
Issuance of 2-for-1
 stock split.............      7,542      5,237       3,630        2,521       (7,758)
Conversion of Class B
 common shares to
 common shares...........         43         29         (43)         (29)          --
                           ---------  ---------       -----   -----------  -----------
Balance at
 December 31, 1995.......     15,109     10,492       7,234        5,024      146,171
Issuance of 3% stock
 dividend................        449        312         212          147       25,418
Conversion of Class B
 common shares to common
 shares..................         59         41         (59)         (41)          --
                           ---------  ---------       -----   -----------  -----------
Balance at
 December 31, 1996.......     15,617     10,845       7,387        5,130      171,589
Issuance of 3% stock
 dividend................        465        323         221          153       29,868
Conversion of Class B
 common shares to common
 shares..................         61         42         (61)         (42)          --
Purchase and retirement
 of common shares........       (292)      (202)         --           --      (14,198)
                           ---------  ---------       -----   -----------  -----------
Balance at
 December 31, 1997.......     15,851  $  11,008       7,547    $   5,241    $ 187,259
                           ---------  ---------       -----   -----------  -----------
                           ---------  ---------       -----   -----------  -----------

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

  Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends and the two-for-one stock split distributed in 1995.

NOTE 5--NOTES PAYABLE AND INDUSTRIAL DEVELOPMENT BONDS:

  In 1993, the company entered into two 3-year term notes aggregating $20,000 the proceeds of which were used to purchase the company's Chicago manufacturing facility and headquarters. These term notes bore interest payable monthly at 3.55% and matured in September, 1996.

  During 1992, the company entered into an industrial development bond agreement with the City of Covington, Tennessee. The bond proceeds of $7.5 million were used to finance the expansion of the company's existing facilities. Interest is payable at various times during the year based upon the interest calculation option (fixed, variable or floating) selected by the company. As of December 31, 1997 and 1996, interest was calculated under the floating option (3.8% and 3.7%, respectively) which requires monthly payments of interest. Principal on the bonds is due in its entirety in the year 2027.

  In connection with the issuance of the bonds, the company entered into a letter of credit agreement with a bank for the amount of principal outstanding plus 48 days' accrued interest. The letter of credit, which expires in March 2000, carries an annual fee of 32 1/2 basis points on the outstanding principal amount of the bonds.

NOTE 6--EMPLOYEE BENEFIT PLANS:

Pension plans:

  The company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 1997, 1996 and 1995 approximated $2,153, $1,814 and $1,524, respectively. The company also maintains certain profit sharing and savings-investment plans. Company contributions in 1997, 1996 and 1995 to these plans were $540, $485 and $441, respectively.

  The company also contributes to multi-employer defined benefit pension plans for its union employees. Such contributions aggregated $609, $436 and $416 in 1997, 1996 and 1995, respectively. The relative position of each employer associated with the multi-employer plans with respect to the actuarial present value of benefits and net plan assets is not determinable by the company.

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

  The accrual for the accumulated postretirement benefit obligation at December 31, 1997 and 1996 consists of the following:

                                                          December 31,
                                                      --------------------
                                                        1997       1996
                                                      ---------  ---------
Retirees............................................  $   1,532  $   1,325
Active employees--nonvested.........................      2,692      2,692
Unrecognized net gain...............................      1,680      1,619
                                                      ---------  ---------
Accrued postretirement liability....................  $   5,904  $   5,636
                                                      ---------  ---------
                                                      ---------  ---------

  Net periodic postretirement benefit cost for 1997, 1996 and 1995 included the following components:

                                                             1997       1996       1995
                                                           ---------  ---------  ---------
Service cost--benefits attributed to
  service during the period..............................  $     251  $     263  $     273
Interest cost on the accumulated postretirement
  benefit obligation.....................................        285        277        313
Amortization of unrecognized net gain....................       (101)       (87)       (63)
                                                           ---------  ---------  ---------
Net periodic postretirement benefit cost.................  $     435  $     453  $     523
                                                           ---------  ---------  ---------
                                                           ---------  ---------  ---------

  For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1997; the rate was assumed to decrease gradually to 5.5% for 2004 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997 by approximately $582 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $92. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.75% and 7.25% at December 31, 1997 and 1996, respectively.

NOTE 7--OTHER INCOME, NET:

  Other income (expense) is comprised of the following:

                                                   1997       1996       1995
                                                 ---------  ---------  ---------
Interest income................................  $   5,764  $   3,887  $   3,161
Interest expense...............................       (483)    (1,498)    (1,515)
Dividend income................................        999      1,386      1,753
Foreign exchange losses........................       (447)       (50)      (654)
Royalty income.................................        312         92        214
Miscellaneous, net.............................       (871)      (251)      (324)
                                                 ---------  ---------  ---------
                                                 $   5,274  $   3,566  $   2,635
                                                 ---------  ---------  ---------
                                                 ---------  ---------  ---------

NOTE 8--COMMITMENTS:

  During 1993 and 1994, the company entered into operating leases for certain manufacturing equipment which provided the company with the option to terminate the lease in 1996 and to purchase the equipment at its fair market value. The company exercised this option and purchased the equipment for $5,401 on January 2, 1996.

  Rental expense aggregated $477, $439 and $2,538 in 1997, 1996 and 1995, respectively.

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

Industrial development bonds

  The fair value of the company's industrial development bonds approximates their carrying value because they have a floating interest rate.

Fair value

  The estimated fair values of the company's financial instruments are as follows:

                                                  1997                      1996
                                        ------------------------  ------------------------
                                         Carrying                  Carrying
                                          Amount     Fair Value     Amount     Fair Value
                                        -----------  -----------  -----------  -----------
Cash and cash equivalents.............   $  60,433    $  60,433    $  45,659    $  45,659
Investments held to maturity..........      95,086       97,000       86,622       89,164
Investments available for sale........      26,499       26,499       11,876       11,876
Industrial development bonds..........       7,500        7,500        7,500        7,500

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses and amortized cost basis of the company's investment portfolio by major security type is as follows:

                                                         December 31, 1997
                                           ----------------------------------------------
                                                                         Unrealized
                                            Amortized     Fair     ----------------------
Held to Maturity:                             Cost        Value      Gains      Losses
-----------------------------------------  -----------  ---------  ---------  -----------
Unit investment trusts of preferred
 stocks..................................   $   4,724   $   6,794  $   2,070   $      --
Tax-free commercial paper................      15,300      15,300         --          --
Municipal bonds..........................      87,456      87,218         --        (238)
Unit investment trusts of municipal
 bonds...................................       1,103       1,484        381          --
US gov't/gov't agency obligations........       1,803       1,803         --          --
Other....................................          --          --         --          --
Private export funding securities........          --          --         --          --
                                           -----------  ---------  ---------  -----------
                                            $ 110,386   $ 112,599  $   2,451   $    (238)
                                           -----------  ---------  ---------  -----------
                                           -----------  ---------  ---------  -----------

Available for Sale:
-----------------------------------------
Municipal Bonds..........................   $  37,587   $  37,484  $      --   $    (103)
Mutual funds.............................       7,796       7,482         --        (314)
                                           -----------  ---------  ---------  -----------
                                            $  45,383   $  44,966  $      --   $    (417)
                                           -----------  ---------  ---------  -----------
                                           -----------  ---------  ---------  -----------

                                                          December 31, 1996
                                            ----------------------------------------------
                                                                          Unrealized
                                             Amortized     Fair     ----------------------
Held to Maturity:                              Cost        Value      Gains      Losses
------------------------------------------  -----------  ---------  ---------  -----------
Unit investment trusts of preferred
 stocks...................................   $  13,242   $  14,853  $   1,611   $      --
Tax-free commercial paper.................       2,900       2,900         --          --
Municipal bonds...........................      56,776      56,761         --         (15)
Unit investment trusts of municipal
 bonds....................................       1,200       1,762        562          --
US gov't/gov't agency obligations.........      10,199      10,197         --          (2)
Other.....................................       2,176       2,563        387          --
Private export funding securities.........       3,029       3,028         --          (1)
                                            -----------  ---------  ---------  -----------
                                             $  89,522   $  92,064  $   2,560   $     (18)
                                            -----------  ---------  ---------  -----------
                                            -----------  ---------  ---------  -----------

Available for Sale:
------------------------------------------
Municipal Bonds...........................   $  22,164   $  22,164
                                            -----------  ---------
                                            -----------  ---------

Held to maturity securities of $15,300 and $2,900 and available for sale securities of $18,467 and $10,288 were included in cash and cash equivalents at December 31, 1997 and 1996, respectively.

Gross realized gains and losses on the sale of available for sale securities in 1997 and 1996 were not significant.

NOTE 10--GEOGRAPHIC AREA AND SALES INFORMATION:

Summary of sales, net earnings and assets by geographic area

                                                 1997                            1996                            1995
                                    ------------------------------  ------------------------------  ------------------------------
                                                Mexico                          Mexico                          Mexico
                                     United      and     Consoli-    United      and     Consoli-    United      and     Consoli-
                                     States     Canada     dated     States     Canada     dated     States     Canada     dated
                                    ---------  --------  ---------  ---------  --------  ---------  ---------  --------  ---------
Sales to unaffiliated customers...   $346,487   $29,107   $375,594   $315,131   $25,778   $340,909   $290,590   $22,070   $312,660
                                                         ---------                       ---------                       ---------
                                                         ---------                       ---------                       ---------
Sales between geographic areas....      1,694     3,314                 1,888     3,152                 1,747     2,055
                                    ---------  --------             ---------  --------             ---------  --------
                                     $348,181   $32,421              $317,019   $28,930              $292,337   $24,125
                                    ---------  --------             ---------  --------             ---------  --------
                                    ---------  --------             ---------  --------             ---------  --------
Net earnings......................   $ 58,898   $ 1,784   $ 60,682   $ 44,946   $ 2,261   $ 47,207   $ 39,044   $ 1,324   $ 40,368
Total assets......................   $414,629   $22,113   $436,742   $373,925   $17,531   $391,456   $339,718   $14,098   $353,816
Net assets........................   $332,410   $18,753   $351,163   $298,565   $14,316   $312,881   $260,273   $11,913   $272,186

Total assets are those assets associated with or used directly in the respective geographic area, excluding intercompany advances and investments.

Major customer

  Revenues from a major customer aggregated approximately 15.9%, 16.2% and 16.0% of total net sales during the years ended December 31, 1997, 1996 and 1995, respectively.

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS  [LOGO]

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of earnings and retained earnings and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

              [SIGNATURE]

Chicago, Illinois
February 11, 1998

QUARTERLY FINANCIAL DATA

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

                                                                      (Thousands of dollars except per share data)
                              1997                                  First     Second      Third     Fourth      Total
-----------------------------------------------------------------------------------------------------------------------
Net sales.......................................................    $66,258    $82,287   $140,645    $86,404   $375,594
Gross margin....................................................     33,323     41,382     69,746     42,830    187,281
Net earnings....................................................      9,751     12,507     24,695     13,729     60,682
Net earnings per share..........................................        .41        .53       1.05        .59       2.58

1996
-----------------------------------------------------------------------------------------------------------------------
Net sales.......................................................    $63,265    $72,511   $128,658    $76,475   $340,909
Gross margin....................................................     30,687     35,292     60,415     36,026    162,420
Net earnings....................................................      8,118      9,327     19,143     10,619     47,207
Net earnings per share..........................................        .34        .39        .81        .45       1.99

1995
-----------------------------------------------------------------------------------------------------------------------
Net sales.......................................................    $60,269    $68,774   $116,472    $67,145   $312,660
Gross margin....................................................     29,566     33,056     52,517     30,783    145,922
Net earnings....................................................      7,319      8,326     16,232      8,491     40,368
Net earnings per share..........................................        .31        .35        .68        .36       1.70

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year and the 2-for-1 stock split effective July 11, 1995.

-----------------------------------------------------------------------------------------------------------------------

       1997-1996 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICE AND DIVIDENDS PER SHARE


STOCK PRICES*                                           DIVIDENDS**
                    1997                  1996
------------------------------------------------------
               Hi         Lo         Hi         Lo                         1997       1996
------------------------------------------------------  -------------------------------------------------
1st Qtr...  46-3/4     37-3/4     40-1/2     36-1/2     1st Qtr........  $   .0704  $   .0577
2nd Qtr...  49-7/8     44-1/2     36-3/4     34-1/2     2nd Qtr........  $   .0825  $   .0704
3rd Qtr...  50-7/8     45-3/4     35-7/8     34-1/8     3rd Qtr........  $   .0825  $   .0704
4th Qtr...  64-7/8     51         40-1/4     34-3/8     4th Qtr........  $   .0825  $   .0704

*NYSE -- Composite Quotations                           NOTE: In addition to the above cash dividends, a
                                                        3% stock dividend was issued on 4/22/97 and
Estimated Number of shareholders at 12/31/97 ... 9,500  4/23/96.

                                                        **Cash dividends are restated to reflect 3% stock
                                                        dividends.



FIVE YEAR SUMMARY OF EARNINGS AND FINANCIAL HIGHLIGHTS

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

                                                                     (Thousands of dollars except per share,
                                                                         percentage and ratio figures)
------------------------------------------------------------------------------------------------------------------------

     (See Management's Comments starting on page 5)          1997       1996       1995       1994       1993
                                                           ---------  ---------  ---------  ---------  ---------

Sales and Earnings Data
        Net sales........................................  $ 375,594  $ 340,909  $ 312,660  $ 296,932  $ 259,593
        Gross margin.....................................    187,281    162,420    145,922    141,367    125,615
        Interest expense.................................        483      1,498      1,515      1,649        642
        Provision for income taxes.......................     34,679     27,891     23,670     23,236     22,268
        Net earnings.....................................     60,682     47,207     40,368     37,931     35,442
            % of sales...................................       16.2%      13.8%      12.9%      12.8%      13.7%
            % of shareholders' equity....................       17.3%      15.1%      14.8%      15.8%      16.7%

Per Common Share Data (1)
        Net sales........................................  $   15.95  $   14.39  $   13.20  $   12.53  $   10.96
        Net earnings.....................................       2.58       1.99       1.70       1.60       1.50
        Shareholders' equity.............................      15.01      13.21      11.49      10.15       8.96
        Cash dividends...................................        .32        .27        .23        .19        .16
        Stock dividends..................................          3%         3%         3%         3%         3%

Additional Financial Data
        Working capital..................................  $ 153,355  $ 153,329  $ 109,643  $  92,626  $  61,052
        Current ratio....................................        3.9        4.2        3.0        4.5        2.2
        Net cash provided by operating activities........     68,176     76,710     50,851     40,495     33,397
        Property, plant & equipment additions (2)........      8,611      9,791      4,640      8,179     52,492
        Net property, plant & equipment..................     78,364     81,687     81,999     85,648     86,699
        Total assets.....................................    436,742    391,456    353,816    310,083    303,940
        Long term debt...................................      7,500      7,500      7,500     27,500     27,500
        Shareholders' equity.............................    351,163    312,881    272,186    240,461    212,343
        Average shares outstanding (1)...................     23,542     23,690     23,690     23,690     23,690

(1) Adjusted for annual 3% stock dividends and the 2-for-1 stock split effective July 11, 1995.
(2) 1993 includes $44,500 relating to the Cambridge Brands acquisition and the purchase of the Chicago office and plant facilities.

-------------------------------------------------------------------------------------------------------------------------


17