Form 10-K, Exhibit 13
period 1998-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 1999-03-30
CIK 98677

   OPERATING REPORT
------------------------------------------------------------------------

          [PHOTO]

          [PHOTO]

          [PHOTO]

          [PHOTO]

"TOOTSIE CARAMEL APPLE POPS -- SO GOOD, ONLY THE STICK WILL REMAIN."

Marketing and Sales

Sales reached a new record high in 1998, driven by continued growth in our core brands. These increases resulted from successfully targeted promotions such as shipper displays, combo packs and bonus bags.

Sales growth was also realized from a shift to larger sized bags which reflect a continuing trend in the trade toward a higher "ring" or selling price per item. This trend meshes well with our products which continue to offer quality, branded confections that are attractive values.

Another trend that emerged recently is the popularity of multi-packs which feature popular bars or boxed goods in 5 and 10 count lay-down packs. Incremental sales were realized by launching snack-size Tootsie Roll and Charleston Chew bars and mini-boxes of Junior Mints and Dots in this new format. We also extended our popular Caramel Apple Pop to several new pack configurations, including a unique bulk display that incorporates a real wooden apple basket!

As is customary for our company, the third quarter was again our highest selling period due to Halloween and back-to-school programs. Halloween was led by continuing strength in our bagged goods, particularly in the larger sized assortments that have become well established consumer favorites during the past several years. We also experienced Halloween growth from the introduction of several new and larger pack sizes for existing items that we felt could become even more popular among trick-or-treaters.

New product growth included Wicked Red-berry Blow Pop, a mouth-watering strawberry-kiwi flavored Blow Pop in a bold, eye catching wrapper and Caramel-A-Lot, a blend of luscious caramel and chewy nougat wrapped in chocolaty goodness. In addition, several promising new items were developed for introduction in early 1999.

Advertising and Public Relations

Television was again the chief medium used to advertise our products to broad audiences of children and adults in 1998. Numerous placements in selected spot and cable markets featured our classic "How Many Licks?" theme, as well as two new commercials that were developed and introduced during the year.

The first of these new commercials, "Caramel Apple Pops," tempts consumers with the message that this remarkable pop is "so good only the stick will remain," while "Chocolate Attack" encourages mothers to quell their youngsters' chocolate cravings with delicious, low-fat Tootsie Rolls and Tootsie Pops. Both of these messages were economically delivered in ten and fifteen second formats on popular talk, game and adventure shows to maximize their reach.

Also in 1998 we launched the company's first web site on the internet. Both children and adults can now enhance their cyber travels by visiting "tootsie.com" to learn interesting facts about Tootsie Roll Industries, its history and its products in an enjoyable, user friendly environment. Whether curious about Clara Hirshfield (the original "Tootsie"), looking for our latest financial release or seeking an answer to the famous question "How many licks does it take to get to the Tootsie Roll center of a Tootsie Pop?," "tootsie.com" has something of interest for every Tootsie Roll fan.

The introduction of our web site was but one of the many positive mentions we received in the press and on television news programs last year. The company was also favorably reviewed in Forbes' Annual Report on American Industry.

We again received thousands of positive letters from our loyal consumers during the year. These serve as a constant reminder that each of the millions of Tootsie Rolls, Tootsie Pops and other popular confections we produce each day can make a life-long impression.

-------------------------------------------------------------------------------
MANUFACTURING AND DISTRIBUTION

Continuing capital investments and operating improvements were made throughout the company in 1998 to support growth, increase efficiency or improve quality.

We added production capacity to meet growing demand for the products we make in Chicago, Illinois and Covington, Tennessee. We also reengineered several key processes at these plants to increase efficiency and reduce cost, and began the first of several infrastructure enhancements that are needed to support expanding production.

Also in support of our continued growth, we acquired land adjacent to our Covington, Tennessee plant and have commenced construction of a new regional distribution center there. This center will incorporate the automated inventory tracking systems that we have successfully implemented in Chicago, utilizing advanced technology to maximize control and minimize out of stock situations.

PURCHASING

Markets for the key commodities and ingredients we use remained stable or declined slightly in 1998 as adverse economic conditions in many markets continued to dampen world-wide demand. Further, our ongoing hedging program and fixed price contracts helped to insulate us from those price fluctuations that did occur in spot markets.

The cost of the various packaging materials we use remained stable during the year. Also, leveraging the high volume of annual purchases we make of these items, competitive bidding was again successfully utilized to further control cost.

INFORMATION TECHNOLOGY

During 1998 we completed an extensive review of the information systems we utilize throughout the company and determined that the vast majority of these systems--indeed those most critical to our operations--are "Y2K" compliant by design. Our initial testing has confirmed this, and final testing is scheduled for completion by the middle of 1999.

Y2K issues were identified in our systems in Mexico and the necessary corrective programming changes have been written and implemented. Final testing of these changes is scheduled to be completed by mid year, as are the other minor program corrections that were identified in several secondary domestic systems.

We view information technology as an indispensable tool with which we can streamline an ever-expanding variety of functions and tasks. In this regard, during 1998 we completed the initial phases of automating a number of operations that had previously been handled manually. Completion of the final phases of these projects is scheduled for 1999, and we expect that these and other information technology applications will yield ongoing efficiencies.

INTERNATIONAL

Our Canadian subsidiary reported increased sales and profits in 1998, both due to growth in seasonal sales at Halloween and to distribution gains throughout the year. Also, the Super Blow Pop was introduced in that market during the year with promising results.

Our Mexican operations had a difficult year due to currency devaluations and increased competitive pressures on top of generally soft local market conditions for confectionery. On the positive side, the latest phase of our plant modernization program was completed there, which will increase productivity and enhance our competitive position in Mexico. These improvements will enable us to respond more quickly to local competition with efficiently produced, high quality products. Our Tutsi Pop still remains the local favorite.

Sales trends in other international markets were positive as we continue to export our well known items to many markets throughout the world.

-------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
(in thousands except per share, percentage and ratio figures)
-------------------------------------------------------------------------------

                                     [CHART]

                                     [CHART]

FINANCIAL REVIEW

This financial review discusses the company's financial condition, results of operations, liquidity and capital resources. It should be read in conjunction with the Consolidated Financial Statements and related footnotes that follow this discussion.

FINANCIAL CONDITION

The sound financial condition in which we entered 1998 was further strengthened by our record operating results for the year. Net earnings for the year increased by 11.3% to a record $67,526. Shareholders' equity increased by 12.9% to $396,457 and cash and investments increased by $41,154 to $223,172, the result of continued strong cash flow from operating activities.

Cash flow from operating activities was also used to fund capital expenditures of $14,878, share repurchases of $13,445 and cash dividends of $9,150. The cash dividend rate was increased by 31% during 1998, the fifty-sixth consecutive year in which cash dividends have been paid.

A 3% stock dividend was also distributed to shareholders during the year. This was the thirty-fourth consecutive year that a stock dividend has been distributed.

As a consequence of the successful operations of this past year, our financial position remains such that we can respond to future growth opportunities that may arise with internally generated funds. In this regard, we continue to reinvest in our own operations as well as to pursue acquisitions that would complement those operations.

Our financial position in 1998, versus 1997, measured by commonly used financial ratios, is as follows: the current ratio rose from 3.9:1 to 4.3:1 due to increased cash and equivalents at the end of 1998. Current liabilities to net worth declined from 15.3% to 13.5% and debt to equity fell from 2.1% to 1.9%, both due to the increase in the company's net worth during the year.

These statistics reflect both the company's history of successful operations and its conservative financial posture.

RESULTS OF OPERATIONS

1998 vs. 1997

1998 represented the company's twenty-second consecutive year of record sales. Sales reached $388,659, an increase of 3.5% over 1997 sales of $375,594. Increases were seen in each quarter, and the third quarter, which was driven by another successful Halloween season, continued to be our largest selling period.

Sales throughout the year were favorably impacted by successful promotional programs. Increases were seen in all major trade classes and in all major domestic brands. Line extensions, new products and seasonal packs that have been introduced in recent years also contributed to sales gains.

Domestic sales growth was partially offset by declines in the sales of our Mexican subsidiary due to currency devaluations and difficult local market conditions. Sales in our Canadian operation increased due to distribution gains, seasonal sales growth at Halloween and a new product introduction. These increases were also partially offset by the effects of adverse currency translation.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     [CHART]

                                     [CHART]

Cost of goods sold, as a percentage of sales, decreased from 50.1% to 48.3%. This reflected favorable ingredient costs and increased operating efficiencies associated with higher production volumes, coupled with stable packaging and labor costs. Consequently, gross margin, which was $201,042 or 7.3% higher than in 1997, improved as a percentage of sales from 49.9% to 51.7%.

Gross margin as a percent of sales has historically been lower in the third and fourth quarters of the year due to the seasonal nature of our business and the product mix sold at that time of year. This occurred again in 1998.

Selling, marketing and administrative expenses, as a percent of sales were 25.0% in 1998, a decrease of .2% versus 1997. This improvement is due to effective expense control programs aimed at keeping costs in check. Earnings from operations were $101,265 or 26.1% of sales versus 24.0% in 1997, reflecting the combined effects of an increased gross margin percentage and lower operating costs as a percent of sales.

Other income decreased to $4,798, due to exchange losses from Mexico, partially offset by higher investment income. Inasmuch as most of this investment income is not subject to federal income taxes, the effective tax rate declined from 36.4% in 1997 to 36.3% in 1998.

Consolidated net earnings rose 11.9% to a new company record of $1.41 per share, or $67,526, from the previous record of $1.26, or $60,682, in 1997. This represents an improvement in earnings as a percent of sales to 17.4% and the seventeenth consecutive year of record earnings for the company.

"Comprehensive earnings" is a newly required disclosure whereby traditionally reported net earnings must be adjusted by items that are normally recorded directly to the equity accounts. By this measure, our 1998 earnings were $68,472 or 13.7% higher than in 1997.

1997 vs. 1996

1997 was our twenty-first consecutive year of record sales achievement. Sales of $375,594 were up 10.2% over 1996 sales of $340,909 and increases were seen in each quarter. The third quarter, driven by Halloween sales, continued to be our largest selling period. Halloween sales also carried over and drove a double digit sales increase in the fourth quarter.

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

Sales growth in our Canadian operation was attributable to further distribution gains in the mass merchandiser and grocery trade classes and to a successful new product introduction.

Cost of goods sold, as a percentage of sales, decreased from 52.4% to 50.1%. This improvement reflected lower costs for certain packaging and ingredients as well as higher production efficiencies associated with increased volumes in relation to fixed costs.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                     [CHART]

                                     [CHART]

Gross margin dollars grew by 15.3% to $187,281, and increased as a percent of sales from 47.6% to 49.9%, due to the factors cited above. Gross margins in the third and fourth quarters continued to be somewhat lower due to the seasonal nature of our business and to the product mix sold in those quarters.

Selling, marketing and administrative expenses, as a percent of sales, declined from 25.9% to 25.2%. This improvement was due to distribution and warehousing efficiencies and to effective expense control programs aimed at holding down costs. Earnings from operations increased by 25.9% to $90,087, or 24.0% of sales, as a result of favorable gross margins and operating expenses.

Other income increased by $1,708 to $5,274, primarily reflecting lower interest expense and higher interest income due to lower average borrowings and increased investments in marketable securities, respectively. As a majority of our interest income is not subject to federal income tax, the effective tax rate declined from 37.1% to 36.4%.

Consolidated net earnings rose to a new company record of $60,682. Earnings per share increased 30% to $1.26 from the previous record of $.97 reached in 1996. Our net earnings as a percent of sales increased to 16.2% from 13.8%. 1997 was the sixteenth consecutive year of record earnings achievement for the company.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities increased to $77,735 in 1998 from $68,176 in 1997 and $76,710 in 1996. The increase in 1998 is attributable to higher net earnings augmented by other receivables, inventory, deferred compensation and other liabilities and income taxes payable and deferred, partially offset by accounts receivable and accounts payable and accrued liabilities.

Cash flows from investing activities reflect net increases in marketable securities of $19,951, $23,087 and $42,573, as well as capital expenditures of $14,878, $8,611 and $9,791 in 1998, 1997 and 1996, respectively.

Cash flows from financing activities in 1998 reflect a short-term borrowing and the subsequent repayment thereof during the year as well as share repurchases of $13,445 and $14,401 in 1998 and 1997, respectively. Cash dividends of $9,150 were paid in 1998, the fifty-sixth in which we have paid cash dividends.

YEAR 2000 CONVERSION

The company recognizes the need to ensure that its operations will not be adversely impacted by software failures arising from calculations using the year 2000 date. Accordingly, we have established a process for evaluating and managing the risks and costs associated with this problem.

We have completed an internal review of our financial and operational systems and have begun final testing of these systems to ensure that they are Year 2000 compliant. Likewise, we have surveyed significant vendors and customers to determine the status of their systems with respect to this issue. We believe that the risks and costs of year 2000 compliance will be minimal for the systems we use, and do not expect this issue to have a material impact on the company or its operations.

The results of these operations and our financial condition are expressed in the following financial statements.

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
EARNINGS, COMPREHENSIVE EARNINGS AND RETAINED EARNINGS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands except per share data)
-------------------------------------------------------------------------------

                                                              For the year ended December 31,
                                                              -------------------------------
                                                              1998          1997          1996
                                                          ------------  ------------  ------------
Net sales...............................................      $388,659      $375,594      $340,909
Cost of goods sold......................................       187,617       188,313       178,489
                                                          ------------  ------------  ------------
Gross margin............................................       201,042       187,281       162,420
                                                          ------------  ------------  ------------
Selling, marketing and administrative expenses..........        97,071        94,488        88,182
Amortization of intangible assets.......................         2,706         2,706         2,706
                                                          ------------  ------------  ------------
Earnings from operations................................       101,265        90,087        71,532
Other income, net.......................................         4,798         5,274         3,566
                                                          ------------  ------------  ------------
Earnings before income taxes............................       106,063        95,361        75,098
Provision for income taxes..............................        38,537        34,679        27,891
                                                          ------------  ------------  ------------
Net earnings............................................      $ 67,526      $ 60,682      $ 47,207
                                                          ------------  ------------  ------------
                                                          ------------  ------------  ------------

Net earnings............................................      $ 67,526      $ 60,682      $ 47,207
Other comprehensive earnings, net of tax
    Unrealized gains (losses) on securities.............           976          (417)           --
    Foreign currency translation adjustments............           (30)          (17)          (57)
                                                          ------------  ------------  ------------
    Other comprehensive earnings........................           946          (434)          (57)
                                                          ------------  ------------  ------------
Comprehensive earnings..................................      $ 68,472      $ 60,248      $ 47,150
                                                          ------------  ------------  ------------
                                                          ------------  ------------  ------------

Retained earnings at beginning of year..................      $159,124      $136,352      $121,477
    Net earnings........................................        67,526        60,682        47,207
    Cash dividends ($.20, $.16 and $.13 per share)......        (9,484)       (7,472)       (6,372)
    Stock dividends.....................................       (52,514)      (30,438)      (25,960)
                                                          ------------  ------------  ------------
Retained earnings at end of year........................      $164,652      $159,124      $136,352
                                                          ------------  ------------  ------------
                                                          ------------  ------------  ------------
Earnings per share......................................      $   1.41      $   1.26      $    .97
                                                          ------------  ------------  ------------
                                                          ------------  ------------  ------------
Average common and class B common shares outstanding....        48,051        48,294        48,442
                                                          ------------  ------------  ------------
                                                          ------------  ------------  ------------

         (The accompanying notes are an integral part of these statements.)
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
FINANCIAL POSITION
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands)
--------------------------------------------------------------------------------

ASSETS                                                                                  December 31,
                                                                                     1998          1997
                                                                                 ------------  ------------

CURRENT ASSETS:
    Cash and cash equivalents..................................................    $ 80,744      $ 60,433
    Investments................................................................      83,176        81,847
    Accounts receivable trade, less allowances of $2,184 and $2,085............      19,110        18,636
    Other receivables..........................................................       3,324         4,683
    Inventories:
        Finished goods and work-in-process.....................................      21,395        22,938
        Raw materials and supplies.............................................      15,125        13,721
    Prepaid expenses...........................................................       3,081         2,910
    Deferred income taxes......................................................       2,584         1,793
                                                                                 ----------  ------------
            Total current assets...............................................     228,539       206,961
                                                                                 ----------  ------------
PROPERTY, PLANT AND EQUIPMENT, at cost:
    Land.......................................................................       7,774         6,895
    Buildings..................................................................      22,226        22,100
    Machinery and equipment....................................................     133,601       122,430
                                                                                 ----------  ------------
                                                                                    163,601       151,425
    Less--Accumulated depreciation.............................................      80,577        73,061
                                                                                 ----------  ------------
                                                                                     83,024        78,364
                                                                                 ----------  ------------
OTHER ASSETS:
    Intangible assets, net of accumulated amortization of $20,791 and $18,085..      87,843        90,549
    Investments................................................................      59,252        39,738
    Cash surrender value of life insurance and other assets....................      28,765        21,130
                                                                                 ----------  ------------
                                                                                    175,860       151,417
                                                                                 ----------  ------------
                                                                                   $487,423      $436,742
                                                                                 ----------  ------------
                                                                                 ----------  ------------

         (The accompanying notes are an integral part of these statements.)
--------------------------------------------------------------------------------

(in thousands except per share data)
--------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY                                  December 31,
                                                                   1998          1997
                                                               ------------  ------------

CURRENT LIABILITIES:
    Accounts payable.........................................     $  12,450      $ 11,624
    Dividends payable........................................         2,514         1,930
    Accrued liabilities......................................        31,297        32,793
    Income taxes payable.....................................         7,123         7,259
                                                               ------------  ------------
            Total current liabilities........................        53,384        53,606
                                                               ------------  ------------
NONCURRENT LIABILITIES:
    Deferred income taxes....................................         9,014         8,650
    Postretirement health care and life insurance benefits...         6,145         5,904
    Industrial development bonds.............................         7,500         7,500
    Deferred compensation and other liabilities..............        14,923         9,919
                                                               ------------  ------------
            Total noncurrent liabilities.....................        37,582        31,973
                                                               ------------  ------------
SHAREHOLDERS' EQUITY:
    Common stock, $.69-4/9 par value--
      50,000 shares authorized--
      32,439 and 15,851, respectively, issued................        22,527        11,008
    Class B common stock, $.69-4/9 par value--
      20,000 shares authorized--
      15,422 and 7,547, respectively, issued.................        10,710         5,241
    Capital in excess of par value...........................       210,064       187,259
    Retained earnings, per accompanying statement............       164,652       159,124
    Accumulated other comprehensive earnings.................       (10,523)      (11,469)
    Treasury stock (at cost)--
      25 shares and 0 shares, respectively...................          (973)           --
                                                               ------------  ------------
                                                                    396,457       351,163
                                                               ------------  ------------
                                                                   $487,423      $436,742
                                                               ------------  ------------
                                                               ------------  ------------

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
CASH FLOWS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands)
--------------------------------------------------------------------------------

                                                                                For the year ended December 31,
                                                                                1998          1997          1996
                                                                            ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net earnings..........................................................     $67,526       $60,682       $47,207
    Adjustments to reconcile net earnings to net cash provided by operating activities:
        Depreciation and amortization.....................................      12,807        12,819        12,068
        Loss on retirement of fixed assets................................         118            26           714
        Changes in operating assets and liabilities:
            Accounts receivable...........................................        (915)          199         2,355
            Other receivables.............................................       1,358        (2,526)          (41)
            Inventories...................................................        (106)       (6,463)        1,879
            Prepaid expenses and other assets.............................      (7,723)       (6,622)       (4,253)
            Accounts payable and accrued liabilities......................        (596)        9,624         9,362
            Income taxes payable and deferred.............................        (625)       (2,049)        3,718
            Postretirement health care and life insurance benefits........         241           269           250
            Deferred compensation and other liabilities...................       5,004         1,932         3,460
            Other.........................................................         646           285            (9)
                                                                            ----------  ------------  ------------
    Net cash provided by operating activities.............................      77,735        68,176        76,710
                                                                            ----------  ------------  ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Capital expenditures..................................................     (14,878)       (8,611)       (9,791)
    Purchase of held to maturity securities...............................    (259,112)      (68,982)      (47,221)
    Maturity of held to maturity securities...............................     240,195        27,473        16,523
    Purchase of available for sale and trading securities.................    (217,799)     (304,910)      (35,883)
    Sale and maturity of available for sale and trading securities........     216,765       323,332        24,008
                                                                            ----------  ------------  ------------
    Net cash used in investing activities.................................     (34,829)      (31,698)      (52,364)
                                                                            ----------  ------------  ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of notes payable.............................................       7,000            --            --
    Repayments of notes payable...........................................      (7,000)           --       (20,000)
    Treasury stock purchases..............................................        (973)           --            --
    Shares repurchased and retired........................................     (12,472)      (14,401)           --
    Dividends paid in cash................................................      (9,150)       (7,303)       (6,211)
                                                                            ----------  ------------  ------------
    Net cash used in financing activities.................................     (22,595)      (21,704)      (26,211)
                                                                            ----------  ------------  ------------
Increase (decrease) in cash and cash equivalents..........................      20,311        14,774        (1,865)
Cash and cash equivalents at beginning of year............................      60,433        45,659        47,524
                                                                            ----------  ------------  ------------
Cash and cash equivalents at end of year..................................     $80,744       $60,433       $45,659
                                                                            ----------  ------------  ------------
                                                                            ----------  ------------  ------------
Supplemental cash flow information:
    Income taxes paid.....................................................     $40,000       $36,716       $23,969
                                                                            ----------  ------------  ------------
                                                                            ----------  ------------  ------------
    Interest paid.........................................................      $  803        $  389       $ 1,015
                                                                            ----------  ------------  ------------
                                                                            ----------  ------------  ------------

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

INVESTMENTS:

  Investments consist of various marketable securities with maturities of generally less than one year. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting For Certain Investments in Debt and Equity Securities," the company's debt and equity securities are considered as either held to maturity, available for sale or trading. Held to maturity securities represent those securities that the company has both the positive intent and ability to hold to maturity and are carried at amortized cost. Available for sale securities represent those securities that do not meet the classification of held to maturity, are not actively traded and are carried at fair value. Unrealized gains and losses on these securities, where material, are excluded from earnings and are reported as a separate component of shareholders' equity, net of applicable taxes, until realized. Trading securities relate to deferred compensation arrangements and are carried at fair value.

INVENTORIES:

  Inventories are stated at cost, not in excess of market. The cost of domestic inventories ($31,307 and $30,530 at December 31, 1998 and 1997, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $5,016 and $4,918 at December 31, 1998 and 1997, respectively. The cost of foreign inventories ($5,213 and $6,129 at December 31, 1998 and 1997, respectively) has been determined by the first-in, first-out (FIFO) method.

  From time to time, the company enters into commodity futures and option contracts in order to fix the future price of certain key ingredients which may be subject to price volatility (primarily sugar and corn syrup). Gains or losses, if any, resulting from these contracts are considered as a component of the cost of the ingredients being hedged. At December 31, 1998 the company had open contracts to purchase approximately eighteen months of its expected sugar usage.

PROPERTY, PLANT AND EQUIPMENT:

  Depreciation is computed for financial reporting purposes by use of both the straight-line and accelerated methods based on useful lives of 20 to 35 years for buildings and 12 to 20 years for machinery and equipment. For income tax purposes the company uses accelerated methods on all properties. Depreciation expense was $10,101, $9,947 and $9,839 in 1998, 1997 and 1996, respectively.

CARRYING VALUE OF LONG-LIVED ASSETS:

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

INTANGIBLE ASSETS:

  Intangible assets represent the excess of cost over the acquired net tangible assets of operating companies and is amortized on a straight-line basis over a 40 year period. The company assesses the recoverability of its intangible assets using undiscounted future cash flows.

FOREIGN CURRENCY TRANSLATION:

  Prior to January 1, 1997, management designated the local currency as the functional currency for the company's Mexican operations. Accordingly, the net effect of translating the Mexican operations' financial statements was reported in a separate component of shareholders' equity. During 1997, management determined that the Mexican economy was hyper-inflationary. Accordingly, the US dollar is now used as the functional currency, and translation gains and losses are included in the determination of 1997 and 1998 earnings.

COMPREHENSIVE EARNINGS

  Effective January 1, 1998, the company adopted SFAS No. 130, "Reporting Comprehensive Income." Accordingly, net income, foreign currency translation adjustments and unrealized gains/ losses on marketable securities are presented in the accompanying Statement of Earnings, Comprehensive Earnings and Retained Earnings. The adoption of SFAS No. 130 had no impact on shareholders' equity and prior year financial statements have been reclassified to conform to its requirements.

EARNINGS PER SHARE:

  On December 31, 1997, the company adopted SFAS No. 128, "Earnings per Share." A dual presentation of basic and diluted earnings per share is not required due to the lack of potentially dilutive securities under the company's simple capital structure. Therefore, all earnings per share amounts represent basic earnings per share.

NOTE 2--ACCRUED LIABILITIES:

  Accrued liabilities are comprised of the following:

                                                            December 31,
                                                        --------------------
                                                          1998       1997
                                                        ---------  ---------
Compensation..........................................  $   8,433  $   6,114
Other employee benefits...............................      4,143      5,490
Taxes, other than income..............................      2,460      2,494
Advertising and promotions............................      8,451      6,939
Other.................................................      7,810     11,756
                                                        ---------  ---------
                                                        $  31,297  $  32,793
                                                        ---------  ---------
                                                        ---------  ---------

NOTE 3--INCOME TAXES:

  The domestic and foreign components of pretax income are as follows:

                                             1998       1997       1996
                                           ---------  ---------  ---------
Domestic.................................  $ 106,667  $  93,318  $  71,660
Foreign..................................       (604)     2,043      3,438
                                           ---------  ---------  ---------
                                           $ 106,063  $  95,361  $  75,098
                                           ---------  ---------  ---------
                                           ---------  ---------  ---------

  The provision for income taxes is comprised of the following:

                                               1998       1997       1996
                                             ---------  ---------  ---------
Current:
  Federal..................................  $  34,373  $  29,764  $  23,907
  Foreign..................................        618        626        375
  State....................................      4,286      3,836      3,167
                                             ---------  ---------  ---------
                                                39,277     34,226     27,449
                                             ---------  ---------  ---------
Deferred:
  Federal..................................       (250)       738       (322)
  Foreign..................................       (479)      (368)       802
  State....................................        (11)        83        (38)
                                             ---------  ---------  ---------
                                                  (740)       453        442
                                             ---------  ---------  ---------
                                             $  38,537  $  34,679  $  27,891
                                             ---------  ---------  ---------
                                             ---------  ---------  ---------

  Deferred income taxes are comprised of the following:

                                                              December 31,
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
Workers' compensation...................................  $     413  $     428
Reserve for uncollectible accounts......................        547        537
Other accrued expenses..................................      1,137      1,107
VEBA funding............................................       (478)      (387)
Other, net..............................................        965        108
                                                          ---------  ---------
Net current deferred income tax asset...................  $   2,584  $   1,793
                                                          ---------  ---------
                                                          ---------  ---------

                                                              December 31,
                                                          --------------------
                                                            1998       1997
                                                          ---------  ---------
Depreciation............................................  $   9,371  $   8,930
Post retirement benefits................................     (2,132)    (2,045)
Deductible goodwill.....................................      5,176      4,390
Deferred compensation...................................     (4,244)    (3,441)
DISC commissions........................................      1,729      1,553
Foreign subsidiary tax loss carryforward................     (1,428)    (1,470)
Other, net..............................................        542        733
                                                          ---------  ---------
Net long-term deferred income tax liability.............  $   9,014  $   8,650
                                                          ---------  ---------
                                                          ---------  ---------

  At December 31, 1998, gross deferred tax assets and gross deferred tax liabilities are $13,465 and $19,895, respectively.

  The effective income tax rate differs from the statutory rate as follows:

                                                    1998        1997        1996
                                                 ----------  ----------  ----------
U.S. statutory rate............................       35.0%       35.0%       35.0%
State income taxes, net........................        2.6         2.7         2.8
Amortization of intangible assets..............        0.4         0.5         0.6
Other, net.....................................       (1.7)       (1.8)       (1.3)
                                                      ----        ----        ----
Effective income tax rate......................       36.3%       36.4%       37.1%
                                                      ----        ----        ----
                                                      ----        ----        ----

  The company has not provided for U.S. federal or foreign withholding taxes on $3,034 of foreign subsidiaries' undistributed earnings as of December 31, 1998 because such earnings are considered to be permanently reinvested. When excess cash has accumulated in the company's foreign subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings may be remitted, and income taxes will be provided on such amounts. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

NOTE 4--SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

                                                           Class B
                                   Common Stock          Common Stock        Treasury Stock       Capital in
                                -----------------     -----------------  ----------------------    excess of
                                 Shares   Amount      Shares     Amount     Shares     Amount      par value
                                -------  --------     -------    -------    -------    --------   ----------
                                (000's)               (000's)               (000's)
Balance at
 January 1, 1996..............  15,109   $ 10,492      7,234     $ 5,024         --    $     --    $ 146,171
Issuance of 3% stock
 dividend.....................     449        312        212         147         --          --       25,418
Conversion of Class B common
 shares to common shares......      59         41        (59)       (41)         --          --           --
                                                                                 --
                                ------   --------     ------     -------               --------    ---------
Balance at
 December 31, 1996............  15,617     10,845      7,387      5,130          --          --      171,589

Issuance of 3% stock
 dividend.....................     465        323        221        153          --          --       29,868
Conversion of Class B common
 shares to common shares......      61         42        (61)       (42)         --          --           --
Purchase and retirement of
 common shares................    (292)      (202)        --         --          --          --      (14,198)
                                                                                 --
                                ------   --------     ------     ------                --------    ---------
Balance at
 December 31, 1997............  15,851     11,008      7,547      5,241          --          --      187,259
Issuance of 3% stock
 dividend.....................     473        329        225        156          --          --       51,780
Purchase of shares for the
 treasury.....................      --         --         --         --         (20)       (973)          --
Issuance of 2-for-1 stock
 split........................  16,305     11,323      7,748      5,381          (5)         --      (16,704)
Conversion of Class B common
 shares to common shares......      98         68        (98)       (68)         --          --           --
Purchase and retirement of
 common shares................    (288)      (201)        --         --          --          --      (12,271)
                                                                                 --
                                ------   --------     ------   --------                --------    ---------
Balance at
 December 31, 1998............  32,439   $ 22,527     15,422   $ 10,710         (25)   $   (973)   $ 210,064
                                ------   --------     ------   --------         ---    ---------   ---------
                                ------   --------     ------   --------         ---    ---------   ---------

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

  Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends and the two-for-one stock split distributed in 1998.

NOTE 5--NOTES PAYABLE AND INDUSTRIAL DEVELOPMENT BONDS:

  In 1993, the company entered into two 3-year term notes aggregating $20,000 the proceeds of which were used to purchase the company's Chicago manufacturing facility and headquarters. These term notes bore interest payable monthly at 3.55% and matured in September, 1996.

  During 1992, the company entered into an industrial development bond agreement with the City of Covington, Tennessee. The bond proceeds of $7.5 million were used to finance the expansion of the company's existing facilities. Interest is payable at various times during the year based upon the interest calculation option (fixed, variable or floating) selected by the company. As of December 31, 1998 and 1997, interest was calculated under the floating option (3.7% and 3.8%, respectively) which requires monthly payments of interest. Principal on the bonds is due in its entirety in the year 2027.

  In connection with the issuance of the bonds, the company entered into a letter of credit agreement with a bank for the amount of principal outstanding plus 48 days' accrued interest. The letter of credit, which expires in January 2000, carries an annual fee of 32 1/2 basis points on the outstanding principal amount of the bonds.

NOTE 6--EMPLOYEE BENEFIT PLANS:
PENSION PLANS:
  The company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 1998, 1997 and 1996 approximated $1,951, $2,153 and $1,814, respectively. The company also maintains certain profit sharing and savings-investment plans. Company contributions in 1998, 1997 and 1996 to these plans were $582, $540 and $485, respectively.

  The company also contributes to multi-employer defined benefit pension plans for its union employees. Such contributions aggregated $680, $609 and $436 in 1998, 1997 and 1996, respectively. The relative position of each employer associated with the multi-employer plans with respect to the actuarial present value of benefits and net plan assets is not determinable by the company.

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

  The changes in the accumulated postretirement benefit obligation at December 31, 1998 and 1997 consist of the following:

                                                          December 31,
                                                      --------------------
                                                        1998       1997
                                                      ---------  ---------
Benefit obligation, beginning of year...............  $   5,904  $   5,636
Net periodic postretirement benefit cost............        438        435
Benefits paid.......................................       (197)      (167)
                                                      ---------  ---------
Benefit obligation, end of year.....................  $   6,145  $   5,904
                                                      ---------  ---------
                                                      ---------  ---------

  Net periodic postretirement benefit cost included the following components:

                                                            1998       1997       1996
                                                          ---------  ---------  ---------
Service cost--benefits attributed to
  service during the period.............................  $     258  $     251  $     263
Interest cost on the accumulated postretirement
  benefit obligation....................................        279        285        277
Amortization of unrecognized net gain...................        (99)      (101)       (87)
                                                          ---------  ---------  ---------
Net periodic postretirement benefit cost................  $     438  $     435  $     453
                                                          ---------  ---------  ---------
                                                          ---------  ---------  ---------

  For measurement purposes, an 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998; the rate was assumed to decrease gradually to 5.5% for 2004 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.25% and 6.75% at December 31, 1998 and 1997, respectively.

  Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

                                                      1% Increase      1% Decrease
                                                    ---------------  ---------------
Effect on postretirement benefit obligation.......     $     716        $    (580)
Effect on total of service and interest cost
  components......................................     $      98        $     (77)

NOTE 7--OTHER INCOME, NET:
  Other income (expense) is comprised of the following:

                                                   1998       1997       1996
                                                 ---------  ---------  ---------
Interest income................................  $   6,934  $   5,764  $   3,887
Interest expense...............................       (756)      (483)    (1,498)
Dividend income................................        822        999      1,386
Foreign exchange losses........................     (2,140)      (447)       (50)
Royalty income.................................        155        312         92
Miscellaneous, net.............................       (217)      (871)      (251)
                                                 ---------  ---------  ---------
                                                 $   4,798  $   5,274  $   3,566
                                                 ---------  ---------  ---------
                                                 ---------  ---------  ---------

NOTE 8--COMMITMENTS:
  During 1993 and 1994, the company entered into operating leases for certain manufacturing equipment which provided the company with the option to terminate the lease in 1996 and to purchase the equipment at its fair market value. The company exercised this option and purchased the equipment for $5,401 on January 2, 1996.

  Rental expense aggregated $432, $477 and $439 in 1998, 1997 and 1996, respectively.
  Future operating lease commitments are not significant.

NOTE 9--COMPREHENSIVE INCOME:
  Components of accumulated other comprehensive earnings are shown as follows:

                                                                         Accumulated
                                          Foreign       Unrealized          Other
                                         Currency     Gains (Losses)    Comprehensive
                                           Items       on Securities       Earnings
                                        -----------  -----------------  --------------
Balance at December 31, 1995..........   $ (10,978)      $      --        $  (10,978)
Change during period..................         (57)             --               (57)
                                        -----------         ------      --------------
Balance at December 31, 1996..........     (11,035)             --           (11,035)
Change during period..................         (17)           (417)             (434)
                                        -----------         ------      --------------
Balance at December 31, 1997..........     (11,052)           (417)          (11,469)
CHANGE DURING PERIOD..................         (30)            976               946
                                        -----------         ------      --------------
BALANCE AT DECEMBER 31, 1998..........   $ (11,082)      $     559        $  (10,523)
                                        -----------         ------      --------------
                                        -----------         ------      --------------

  The individual tax effects of each component of other comprehensive earnings for the year ended December 31, 1998 are shown as follows:

                                                   Before         Tax
                                                     Tax       (Expense)    Net-of-Tax
                                                   Amount       Benefit     Tax Amount
                                                 -----------  -----------  -------------
Foreign currency translation adjustment........   $     (30)   $      --     $     (30)
Unrealized gains (losses) on securities:
  Unrealized holding gains (losses) arising
   during 1998.................................       1,123         (262)          861
  Less: reclassification adjustment for gains
   (losses) realized in earnings...............         182          (67)          115
                                                 -----------       -----         -----
    Net unrealized gains.......................       1,305         (329)          976
                                                 -----------       -----         -----
Other comprehensive earnings...................   $   1,275    $    (329)    $     946
                                                 -----------       -----         -----
                                                 -----------       -----         -----

NOTE 10--DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

CARRYING AMOUNT AND FAIR VALUE:
  The carrying amount approximates fair value of cash and cash equivalents because of the short maturity of those instruments. The fair values of investments are estimated based on quoted market prices. The fair value of the company's industrial development bonds approximates their carrying value because they have a floating interest rate. The carrying amount and estimated fair values of the company's financial instruments are as follows:

                                               1998                    1997
                                       --------------------  ------------------------
                                       CARRYING     FAIR      Carrying
                                        AMOUNT      VALUE      Amount     Fair Value
                                       ---------  ---------  -----------  -----------
Cash and cash equivalents............  $  80,744  $  80,744   $  60,433    $  60,433
Investments held to maturity.........    106,415    109,182      95,086       97,000
Investments available for sale.......     28,214     28,214      22,010       22,010
Investments in trading securities....      7,799      7,799       4,489        4,489
Industrial development bonds.........      7,500      7,500       7,500        7,500

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses and amortized cost basis of the company's investment portfolio by major security type is as follows:

                                                         DECEMBER 31, 1998
                                           ----------------------------------------------
                                                                         UNREALIZED
                                            AMORTIZED     FAIR     ----------------------
HELD TO MATURITY:                             COST        VALUE      GAINS      LOSSES
-----------------------------------------  -----------  ---------  ---------  -----------
UNIT INVESTMENT TRUSTS OF PREFERRED
 STOCKS..................................   $   3,626   $   5,978  $   2,352   $      --
TAX-FREE COMMERCIAL PAPER................       8,250       8,250         --          --
MUNICIPAL BONDS..........................      96,828      97,266        438          --
UNIT INVESTMENT TRUSTS OF MUNICIPAL
 BONDS...................................         979         956         --         (23)
US GOV'T/GOV'T AGENCY OBLIGATIONS........          --          --         --          --
PRIVATE EXPORT FUNDING SECURITIES........       4,982       4,982         --          --
                                           -----------  ---------  ---------  -----------
                                            $ 114,665   $ 117,432  $   2,790   $     (23)
                                           -----------  ---------  ---------  -----------
                                           -----------  ---------  ---------  -----------

AVAILABLE FOR SALE:
-----------------------------------------
MUNICIPAL BONDS..........................   $  39,397   $  39,264  $      --   $    (133)
MUTUAL FUNDS.............................       3,007       4,028      1,021          --
                                           -----------  ---------  ---------  -----------
                                            $  42,404   $  43,292  $   1,021   $    (133)
                                           -----------  ---------  ---------  -----------
                                           -----------  ---------  ---------  -----------

                                                          December 31, 1997
                                            ----------------------------------------------
                                                                          Unrealized
                                             Amortized     Fair     ----------------------
Held to Maturity:                              Cost        Value      Gains      Losses
------------------------------------------  -----------  ---------  ---------  -----------
Unit investment trusts of preferred
 stocks...................................   $   4,724   $   6,794  $   2,070   $      --
Tax-free commercial paper.................      15,300      15,300         --          --
Municipal bonds...........................      87,456      87,218         --        (238)
Unit investment trusts of municipal
 bonds....................................       1,103       1,484        381          --
US gov't/gov't agency obligations.........       1,803       1,803         --          --
                                            -----------  ---------  ---------       -----
                                             $ 110,386   $ 112,599  $   2,451   $    (238)
                                            -----------  ---------  ---------       -----
                                            -----------  ---------  ---------       -----

Available for Sale:
------------------------------------------
Municipal bonds...........................   $  37,587   $  37,484  $      --   $    (103)
Mutual funds..............................       3,307       2,993         --        (314)
                                            -----------  ---------  ---------       -----
                                             $  40,894   $  40,477  $      --   $    (417)
                                            -----------  ---------  ---------       -----
                                            -----------  ---------  ---------       -----

Held to maturity securities of $8,250 and $15,300 and available for sale securities of $15,078 and $18,467 were included in cash and cash equivalents, and held to maturity securities with maturities greater than one year were $51,453 and $35,249 at December 31, 1998 and 1997, respectively. There were no securities with maturities greater than three years and gross realized gains and losses on the sale of available for sale securities in 1998 and 1997 were not significant.

NOTE 11--GEOGRAPHIC AREA AND SALES INFORMATION:
SUMMARY OF SALES, NET EARNINGS AND ASSETS BY GEOGRAPHIC AREA

                                                 1998                            1997                            1996
                                    ------------------------------  ------------------------------  ------------------------------
                                                MEXICO                          Mexico                          Mexico
                                     UNITED      AND     CONSOLI-    United      and     Consoli-    United      and     Consoli-
                                     STATES     CANADA     DATED     States     Canada     dated     States     Canada     dated
                                    ---------  --------  ---------  ---------  --------  ---------  ---------  --------  ---------
Sales to unaffiliated customers...   $363,569   $25,090   $388,659   $346,487   $29,107   $375,594   $315,131   $25,778   $340,909
                                                         ---------                       ---------                       ---------
                                                         ---------                       ---------                       ---------
Sales between geographic areas....      2,339     4,374                 1,694     3,314                 1,888     3,152
                                    ---------  --------             ---------  --------             ---------  --------
                                     $365,908   $29,464              $348,181   $32,421              $317,019   $28,930
                                    ---------  --------             ---------  --------             ---------  --------
                                    ---------  --------             ---------  --------             ---------  --------
Net earnings......................   $ 68,270   $  (744)  $ 67,526   $ 58,898   $ 1,784   $ 60,682   $ 44,946   $ 2,261   $ 47,207
Total assets......................   $467,265   $20,158   $487,423   $414,629   $22,113   $436,742   $373,925   $17,531   $391,456
Net assets........................   $379,106   $17,351   $396,457   $332,410   $18,753   $351,163   $298,565   $14,316   $312,881

Total assets are those assets associated with or used directly in the respective geographic area, excluding intercompany advances and investments.

MAJOR CUSTOMER

  Revenues from a major customer aggregated approximately 17.2%, 15.9% and 16.2% of total net sales during the years ended December 31, 1998, 1997 and 1996, respectively.

--------------------------------------------------------------------------------
REPORT OF INDEPENDENT ACCOUNTANTS  [LOGO]
To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statement of earnings, comprehensive earnings and retained earnings and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                     [SIGNATURE]

       Chicago, Illinois
       February 9, 1999

QUARTERLY FINANCIAL DATA
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

                                        (Thousands of dollars except per share data)
1998                                  First     Second      Third     Fourth     Total
----------------------------------------------------------------------------------------
Net sales..........................  $69,701    $85,931   $144,230    $88,797   $388,659
Gross margin.......................   36,966     45,133     73,251     45,692    201,042
Net earnings.......................   11,217     13,910     27,216     15,183     67,526
Net earnings per share.............      .23        .29        .57        .32       1.41

1997
----------------------------------------------------------------------------------------
Net sales..........................  $66,258    $82,287   $140,645    $86,404   $375,594
Gross margin.......................   33,323     41,382     69,746     42,830    187,281
Net earnings.......................    9,751     12,507     24,695     13,729     60,682
Net earnings per share.............      .20        .26        .51        .29       1.26

1996
----------------------------------------------------------------------------------------
Net sales..........................  $63,265    $72,511   $128,658    $76,475   $340,909
Gross margin.......................   30,687     35,292     60,415     36,026    162,420
Net earnings.......................    8,118      9,327     19,143     10,619     47,207
Net earnings per share.............      .17        .19        .39        .22        .97

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year and the 2-for-1 stock split effective July 13, 1998.

-----------------------------------------------------------------------------------------------------------------------

1998-1997 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICE AND DIVIDENDS PER SHARE


STOCK PRICES*                                           DIVIDENDS**
                    1998                  1997
------------------------------------------------------
              HIGH       LOW        High      Low                        1998      1997
------------------------------------------------------  ---------------------------------
1st Qtr...  38-13/32   29-27/32   23-3/8     18-7/8     1st Qtr........  $.0401    $.0344
2nd Qtr...  40-3/4     34-31/32   24-15/16   22-1/4     2nd Qtr........  $.0525    $.0402
3rd Qtr...  47-1/4     33-3/4     25-7/16    22-7/8     3rd Qtr........  $.0525    $.0402
4th Qtr...  42-7/8     34-1/8     32-7/16    25-1/2     4th Qtr........  $.0525    $.0401

*NYSE -- Composite Quotations adjusted for the 2-for-1  NOTE: In addition to the above cash
stock split effective July 13,1998                      dividends, a 3% stock dividend was
                                                        issued on 4/22/98 and 4/22/97.
Estimated Number of shareholders at 12/31/98 ... 9,500  **Cash dividends are restated to reflect
                                                        3% stock dividends and the 2-for-1 stock
                                                        split.


FIVE YEAR SUMMARY OF EARNINGS AND FINANCIAL HIGHLIGHTS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(Thousands of dollars except per share, percentage and ratio figures)
-------------------------------------------------------------------------------


(See Management's Comments starting on page 5)               1998       1997       1996       1995       1994
                                                           ---------  ---------  ---------  ---------  ---------
Sales and Earnings Data
        Net sales........................................  $ 388,659  $ 375,594  $ 340,909  $ 312,660  $ 296,932
        Gross margin.....................................    201,042    187,281    162,420    145,922    141,367
        Interest expense.................................        756        483      1,498      1,515      1,649
        Provision for income taxes.......................     38,537     34,679     27,891     23,670     23,236
        Net earnings.....................................     67,526     60,682     47,207     40,368     37,931
            % of sales...................................       17.4%      16.2%      13.8%      12.9%      12.8%
            % of shareholders' equity....................       17.0%      17.3%      15.1%      14.8%      15.8%

Per Common Share Data (1)
        Net sales........................................  $    8.09  $    7.78  $    7.04  $    6.45  $    6.13
        Net earnings.....................................       1.41       1.26        .97        .83        .78
        Shareholders' equity.............................       8.29       7.29       6.46       5.62       4.96
        Cash dividends declared..........................        .20        .16        .13        .11        .09
        Stock dividends..................................          3%         3%         3%         3%         3%

Additional Financial Data
        Working capital..................................  $ 175,155  $ 153,355  $ 153,329  $ 109,643  $  92,626
        Current ratio....................................        4.3        3.9        4.2        3.0        4.5
        Net cash provided by operating activities........     77,735     68,176     76,710     50,851     40,495
        Net cash used in (provided by) investing
         activities......................................     34,829     31,698     52,364     14,544     (1,077)
        Net cash used in financing activities............     22,595     21,704     26,211      5,292     27,049
        Property, plant & equipment additions............     14,878      8,611      9,791      4,640      8,179
        Net property, plant & equipment..................     83,024     78,364     81,687     81,999     85,648
        Total assets.....................................    487,423    436,742    391,456    353,816    310,083
        Long term debt...................................      7,500      7,500      7,500      7,500     27,500
        Shareholders' equity.............................    396,457    351,163    312,881    272,186    240,461
        Average shares outstanding (1)...................     48,051     48,294     48,442     48,442     48,442

(1) Adjusted for annual 3% stock dividends and the 2-for-1 stock splits effective July 13, 1998 and July 11, 1995.

--------------------------------------------------------------------------------

17