Form 10-K405, Exhibit 13
period 1999-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 2000-03-29
CIK 98677

CORPORATE PROFILE

Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of candy for 103 years. Our products are primarily sold under the familiar brand names, Tootsie Roll, Tootsie Roll Pops, Caramel Apple Pops, Child's Play, Charms, Blow Pop, Blue Razz, Cella's, Mason Dots, Mason Crows, Junior Mints, Charleston Chew, Sugar Daddy and Sugar Babies.

CORPORATE PRINCIPLES

We believe that the differences among companies are attributable to the caliber of their people, and therefore we strive to attract and retain superior people for each job.

We believe that an open family atmosphere at work combined with professional management fosters cooperation and enables each individual to maximize his or her contribution to the company and realize the corresponding rewards.

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

    [PHOTO]
     MELVIN J. GORDON, CHAIRMAN AND CHIEF EXECUTIVE OFFICER AND
     ELLEN R. GORDON, PRESIDENT AND CHIEF OPERATING OFFICER.

                                [TOOTSIE ROLL LOGO]

       TO OUR SHAREHOLDERS
------------------------------------------------------------------------

We are pleased to report that 1999 was another year of record performance for Tootsie Roll Industries. Sales for the year were $397 million, an increase of $8 million or 2% over the prior year. Net earnings were $71 million, an increase of $4 million or 6% over the prior year. Earnings per share were up by an even greater 7% due to the lower number of average shares outstanding this year than last year.

This year represented the twenty-third consecutive year in which the company posted record sales and the eighteenth consecutive year in which record earnings were achieved. Milestones such as these reflect both the enduring strength of our many fine brands and the company's continuing commitment to bottom line performance.

Other notable events during 1999 were:

    - The quarterly cash dividend rate increased by 23%.

    - 756,700 of the company's common shares were repurchased on the open market.

    - Capital expenditures were accelerated to support the
--------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS

                                                                              December 31,
                                                                       1999                   1998
-------------------------------------------------------------------------------------------------------
                                                                  (in thousands except per share data)
Net Sales.                                                              $396,750               $388,659
Net Earnings................................................              71,310                 67,526

Working Capital.............................................             168,423                175,155
Net Property, Plant and Equipment...........................              95,897                 83,024
Shareholders' Equity........................................             430,646                396,457

Average Shares Outstanding*.................................              48,974                 49,482
Per Share Items*
  Net Earnings..............................................               $1.46                  $1.36
  Shareholders' Equity......................................                8.88                   8.05
  Cash Dividends Paid.......................................                 .24                    .19
-------------------------------------------------------------------------------------------------------

*Based on average shares outstanding adjusted for stock dividends and 2-for-1 stock split.

--------------------------------------------------------------------------------
current and future needs of the company.

Despite the considerable financial resources committed to these activities, the company's balance sheet strengthened further during 1999. We remain ready to respond quickly to future growth opportunities as they arise.

Sales and Marketing

Our strategy for sales growth is threefold: first, we look for ways to expand the sales of existing products; second, we try to introduce new products and product line extensions; and, third, we seek to acquire brands that will integrate well with our business. We reviewed several possible acquisitions during 1999, increased our distribution and added both new products and product line extensions to our well-known brands.

Gains experienced in our core brands were the result of another strong Halloween sales period and continued implementation of targeted promotional programs such as shippers, combo packs and bonus packages throughout the year.

One such promotion that was particularly successful in the Tootsie Roll line during 1999 was our "Family Learning Fun Pack" computer software offer. This on-pack, self-liquidating promotion featured a customized CD-ROM consisting of three of today's most highly rated educational software programs-a $60 retail value for $4.99. This promotion was carried on over 60 million specially marked packages of our most popular products and reinforced the attributes of "family fun at a good value" that these brands convey to consumers. The promotion also helped to increase the shelf turns that make our products perennial favorites in the retail trade.

Another successful promotion was our "Y2K compliant" Tootsie Roll Milennium Bank, a whimsical twist on our popular line of fun banks. Filled with chewy Tootsie Roll Midgees, this special Y2K bank came in three assorted designs, each featuring upscale gold foil graphics along with a unique millennium message, and made a perfect gift to commemorate the new millennium.

------------------------------------------------------------------------



------------------------------------------------------------------------

                                   [PICTURE]

-------------------------------------------------------------------------------
2

------------------------------------------------------------------------

As is customary for the company, the third quarter was our highest selling period in 1999 due to Halloween shipments. Our bagged goods, including variety packs containing popular assortments of the company's offerings, helped increase Halloween sales, particularly among the mass merchandise, drug and warehouse club classes of trade.

Other seasonal sales gains came from our Valentine's Day, Easter and Christmas bagged goods. During 1999, we redesigned the packaging graphics throughout these lines to give them a fresh and appealing look on store shelves. Positive sales trends indicate that these changes were rewarded with increased popularity among consumers.

The Charms line benefited from continued growth of the Super Blow Pop, a 1.35 ounce version of our popular gum-filled confection. The introduction of Way 2 Sour Blow Pops added to growth in the Charms division. This new pop delivers three intense taste sensations that appeal to today's kids: a super sour outer candy shell, followed by a sweet inner candy shell, and, finally, a super sour bubble gum center. Distinguished by high impact neon colored graphics and blended into an assortment of five popular flavors, this product is available as count goods, in bags and in both the regular and the "super"
1.35 ounce size, and has been an instant success.

                                   [PICTURE]

Another new item in the Charms line that was introduced in 1999 is S'Moresels. Reminiscent of the popular treat long-enjoyed at campfires, S'Moresels combine a chewy marshmallow nougat center, crunchy bits of graham cracker and chocolatey goodness into a convenient and promising new confection.

                                   [PICTURE]

During 1999, we also updated the Charms flat pop line by modifying the product mix to keep up with today's taste preferences and by rejuvenating the packaging graphics to incorporate more contemporary design elements.

These marketing efforts are typical of our focus of maintaining the identity and vitality of our core brands while searching for evolutionary ways to update and extend these franchises to new items and new distribution opportunities.

Advertising and Public Relations

As we have done for many years, we again employed television as the chief medium to convey our advertising messages. Children and adults in selected spot and cable markets were targeted with the famous "How Many Licks?" and "That's a Blow Pop!" themes during the peak sales season. At other times during the year, adults watching talk, game and adventure shows were encouraged to enjoy our popular Caramel Apple Pops, or to satisfy their children's urges for a chocolatey candy treat with Tootsie Rolls and Tootsie Pops, two of our delicious, low fat confections.

Our website, "tootsie.com," was enhanced by the addition of an interactive children's game. The site also serves as a vehicle from which Tootsie fans can obtain not only historical and product information, but also current information about our financial performance and other developments through the periodic posting of press releases.

Junior Mints celebrated its 50(th) anniversary during 1999. Named after the popular 1949 Broadway production "Junior Miss," this unique mint with the creamy center has endured as one of America's favorite confections. This occasion was commemorated by another in our series of collectable tins, this one featuring a 50th anniversary banner in a festive Christmas motif, and by extensive press coverage and a series of radio interviews on top rated morning programs.

                                   [PICTURE]

Manufacturing and Distribution

Capital investments of $20 million were made during the year to increase productive capacity,
------------------------------------------------------------------------
                                                                3

------------------------------------------------------------------------improve product quality or reduce cost. For many years we have viewed such investments as being vital to maintaining our stature as one of the industry's most efficient competitors. We believe that the wisdom of this strategy is evident in the 18% after-tax profit margin the company delivered in 1999.

In addition, our new distribution facility in Covington, Tennessee, was brought on line in time for our peak storage and shipping period. This facility features the leading edge inventory tracking and control technology that we have deployed throughout our operations.

Purchasing

Prices for certain of our major raw materials increased somewhat, while packaging and minor ingredient costs remained stable in 1999. Costs reflected generally moderate inflationary pressure domestically and reasonable worldwide demand. We continue to utilize hedging strategies, where we deem it appropriate to do so, as a means of insulating the company from unpredictable spot market fluctuations and to lock in prices for major commodities when they are at attractive levels.

All purchases, such as corrugated and film, are competitively bid. This policy enables us to leverage the high volumes of those items that we buy annually and further control our costs.

Information Technology

During 1999, we continued to deploy leading edge data processing technology. Whether in transaction processing, production control or electronic communications, data management has been another long standing priority of the company.

During 1999, we installed a current version of the enterprise resource planning (ERP) software we use, and completed our extensive preparations for the transition to the Year 2000. As a result of these initiatives, we can happily report that the company did not experience any business disruptions from Year 2000 issues.

International

1999 was also a good year for the international dimension of the company. In Mexico, stabilizing local economic conditions and aggressive new marketing programs resulted in sales increases. The absence of currency devaluations experienced during 1998, along with the new production efficiences from the capital investments we have made in recent years, increased the profitability of this operation. In this regard, we completed another phase of the modernization program in our Mexican plant during 1999.

Sales growth in Canada came from general distribution gains, further growth in the Charms line, including the introduction of Way 2 Sour Blow Pops, and another strong Halloween. Our distribution in the mass merchandise, drug and warehouse club trade classes continues to grow in this market.

Positive sales trends developed in several other international markets where strong local distribution relationships have been formed.

Dividends

We distributed our thirty-fifth consecutive 3% stock dividend in April and increased the quarterly cash dividend rate by 23% in July. Also, 1999 was the fifty-seventh consecutive year in which the company has paid cash dividends.

After considering the payment of dividends, the construction of a new distribution center and cash invested in other fixed asset additions, our balance sheet strengthened further during the year. With considerable financial reserves, we remain watchful for appropriate strategic acquisitions and other growth opportunities.

In Conclusion....

Record results were achieved in 1999 in spite of several unprecedented events in the industry. Consolidation in the sales brokerage community and several significant business combinations in the retail industry required us to forge new relationships and to adapt our offerings to meet changing retail philosophies.

Achieving records such as those Tootsie Roll established during 1999 required contributions from many constituencies. In this regard, we extend our sincere appreciation to our customers and consumers, along with our many loyal employees, suppliers, sales brokers and shareholders, for making 1999 another record year.

[SIGNATURE]
Melvin J Gordon
Chairman of the Board and
Chief Executive Officer

[SIGNATURE]
Ellen R. Gordon
President and
Chief Operating Officer

--------------------------------------------------------------------------------
4

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

FINANCIAL CONDITION

Our financial condition was further strengthened by the record operating results we achieved in 1999. Net earnings for the year increased 5.6% to $71,310 and shareholders' equity grew by 8.6% to $430,646. Cash and investments in marketable securities increased by $23,501 during the year.

Cash generated from operating activities was used to fund share repurchases of $26,869, capital expenditures of $20,283 and cash dividends of $11,313. Adjusting for stock dividends, the quarterly cash dividend rate was increased by 22.6% in 1999, which marked the fifty-seventh consecutive year in which cash dividends have been paid.

A 3% stock dividend was also distributed to shareholders during the year. This was the thirty-fifth consecutive year that a stock dividend has been distributed.

Our financial position in 1999 compared to 1998, measured by commonly used financial ratios, is as follows: the current ratio fell from 4.3:1 to 4.0:1. This reflects an increase in the investments in marketable securities that are classified as non-current due to their maturity dates. For the same reason, working capital also declined by $6,732 to $168,423.

Current liabilities to net worth remained comparable at 13.0% versus 13.5% in the prior year, as did debt to equity at 1.7% versus 1.9%. The company continues to finance its operations with funds generated from operations rather than with borrowed funds.

Our history of successful operations, coupled with our conservative financial posture, has left us well positioned to respond quickly to future growth opportunities that may arise. In this regard, the company is aggressively seeking acquisitions to complement our existing operations.

RESULTS OF OPERATIONS

1999 vs. 1998

1999 was our twenty-third consecutive year of record sales achievement. Sales of $396,750 were up 2.1% over 1998 sales of $388,659. The third quarter, driven by Halloween sales, continued to be our largest selling period and surpassed levels attained in previous years. Also in 1999, the timing of certain Halloween shipments had a favorable effect on the third quarter and a corresponding unfavorable impact on the fourth quarter as compared to the prior year.

Throughout the year, sales were favorably impacted by successful promotional programs as we continued to broaden distribution in mass merchandisers and other select trade classes with our core product offerings. Line extensions, new products and seasonal packs all contributed to added sales.

Sales growth occurred in our two most significant foreign operations as well. In Mexico, stabilizing local conditions and aggressive new marketing and promotional programs complemented the already strong business we have developed for the Christmas holiday season in that market.

Sales growth in our Canadian operation is attributable to another strong Halloween season coupled with further distribution gains in the mass merchandiser and grocery trade classes. Also, the new Way 2 Sour Blow Pop was successfully introduced in this market.

------------------------------------------------------------------------

------------------------------------------------------------------------

                                     [GRAPH]

                                     [GRAPH]

Cost of goods sold, as a percentage of sales, remained steady at 48.5% versus 48.3%. This reflects generally stable cost levels for packaging and minor ingredients, although certain of our raw material costs did increase somewhat. These increases were largely offset by higher production efficiencies associated with increased volumes in relation to fixed costs. The company continues to focus on cost control throughout all levels of its operations.

Gross margin dollars grew by 1.6% to $204,189, and remained steady as a percent of sales at 51.5% versus 51.7% in 1998, due to the factors cited above. Gross margins as a percent of sales in the third and fourth quarters continue to be somewhat lower due to the seasonal nature of our business and to the product mix sold in those quarters.

Operating expenses, comprised of marketing, selling, advertising, physical distribution, general and administrative expenses and goodwill amortization, as a percentage of sales, declined slightly from 25.7% to 25.1%. This improvement is due to effective expense control programs aimed at holding down costs. Earnings from operations increased by 3.2% to $104,519, or 26.3% of sales, as a result of favorable gross margins and operating expenses.

Other income increased by $2,130 to $6,928, primarily reflecting significantly lower foreign exchange losses in Mexico where local economic conditions have improved. Also, interest expense was lower and interest income was higher due to lower average borrowings and increased investments in marketable securities during 1999. Interest income was also higher in 1999 due to higher interest rates. As a majority of our interest income is not subject to federal income tax, the effective tax rate declined from 36.3% to 36.0%.

Consolidated net earnings rose 5.6% to a new company record of $71,310. Earnings per share increased by 7.4% to $1.46 from the previous record of $1.36 reached in 1998. Earnings per share increased by a greater percent than net earnings due to lower average shares outstanding during 1999 as a result of share repurchases made during the year.

Our net earnings as a percent of sales increased to 18.0% from 17.4%. 1999 was the eighteenth consecutive year of record earnings achievement for the company.

"Comprehensive earnings" is a way to look at earnings whereby traditionally reported net earnings must be adjusted by items that are normally recorded directly to the equity accounts. By this measure, our earnings are $72,893 or 6.5% higher than in 1998.

1998 vs. 1997

1998 represented the twenty-second consecutive year of record sales. Sales reached $388,659, an increase of 3.5% over 1997 sales of $375,594. Increases were seen in each quarter, and the third quarter, which was driven by another successful Halloween season, continued to be our largest selling period.

Sales throughout the year were favorably impacted by successful promotional programs. Increases were seen in all major trade classes and in all major domestic brands. Line extensions, new products and seasonal packs also contributed to sales gains.

Domestic sales growth was partially offset by declines in the sales of our Mexican subsidiary due to currency devaluations and difficult local market conditions. Sales in our Canadian operation increased due to distribution gains, seasonal sales growth at Halloween and a new product introduction. These increases were also partially offset by adverse currency translation.

Cost of goods sold, as a percentage of sales, decreased from 50.1% to 48.3%. This reflected favorable ingredient

--------------------------------------------------------------------------------

------------------------------------------------------------------------

                                     [GRAPH]

                                     [GRAPH]

costs and increased operating efficiencies associated with higher production volumes coupled with stable packaging and labor costs. Consequently, gross margin, which was $201,042 or 7.3% higher than in 1997, improved as a percentage of sales from 49.9% to 51.7%.

Gross margins as a percent of sales have historically been lower in the third and fourth quarters of the year due to the seasonal nature of our business and the product mix sold at that time of year. This occurred again in 1998.

Operating expenses as a percent of sales were 25.7% in 1998, a decrease of
 .2% versus 1997. This improvement is due to effective expense control programs aimed at keeping costs in check. Earnings from operations were $101,265 or 26.1% of sales versus 24.0% in 1997, reflecting the combined effects of an increased gross margin percentage and lower operating costs as a percent of sales.

Other income decreased to $4,798, due to exchange losses from Mexico, partially offset by higher investment income.

Earnings per share rose 11.5% to a new company record of $1.36 or $67,526 from the previous record of $1.22 or $60,682 in 1997. This represents an improvement in earnings as a percent of sales to 17.4% and the seventeenth consecutive year of record earnings for the company.

Comprehensive earnings were $68,472 or 13.7% higher than in 1997.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities were $72,935, $77,735 and $68,176 in 1999, 1998 and 1997, respectively. The decrease in 1999 was principally attributable to an increase in prepaid expenses and other assets, partially offset by higher net earnings and increases in income taxes payable and deferred. Also, depreciation expense was lower in 1999 because some equipment became fully depreciated during 1998, and due to foreign currency translation.

The increase in 1998 was attributable to higher net earnings than in 1997, augmented by other receivables, inventory, deferred compensation and other liabilities and income taxes payable and deferred. This was partially offset by accounts receivable and accounts payable and accrued liabilities.

Cash flows from investing activities reflect net increases in marketable securities of $6,710, $19,951 and $23,087 as well as capital expenditures of $20,283, $14,878 and $8,611 in 1999, 1998 and 1997, respectively.

Cash flows from financing activities reflect share repurchases of $26,869, $13,445 and $14,401 in 1999, 1998 and 1997, respectively. In 1998 there was a short term borrowing which was subsequently repaid during that same year. Cash dividends of $11,313 were paid in 1999, the fifty-seventh consecutive year in which we have paid cash dividends.

Year 2000 Conversion

During 1998 and 1999 the company undertook an extensive program to ensure that its operations would not be adversely impacted by software failures arising from calculations using the year 2000 date. This program entailed a thorough evaluation of the risks and costs associated with this problem, a plan to remediate "Y2K" problems that were identified, and the development of contingency plans.

Since the majority of systems used throughout the company were found to be year 2000 compliant, this program was precautionary in nature and did not have a material impact on the company or its operations, and the company did not experience any significant business disruptions on January 1, 2000.

The results of our operations and our financial condition are expressed in the following financial statements.

------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
EARNINGS, COMPREHENSIVE EARNINGS AND RETAINED EARNINGS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands except per share data)
--------------------------------------------------------------------------------

                                                                                      For the year ended December 31,

                                                                                      1999                       1998
                                                                                ----------------           ----------------

         Net sales...................................................                   $396,750                   $388,659
         Cost of goods sold..........................................                    192,561                    187,617
                                                                                ----------------           ----------------
         Gross margin................................................                    204,189                    201,042
                                                                                ----------------           ----------------
         Selling, marketing and administrative expenses..............                     96,964                     97,071
         Amortization of intangible assets...........................                      2,706                      2,706
                                                                                ----------------           ----------------
         Earnings from operations....................................                    104,519                    101,265
         Other income, net...........................................                      6,928                      4,798
                                                                                ----------------           ----------------
         Earnings before income taxes................................                    111,447                    106,063
         Provision for income taxes..................................                     40,137                     38,537
                                                                                ----------------           ----------------
         Net earnings................................................                   $ 71,310                   $ 67,526
                                                                                ================           ================

         Net earnings................................................                   $ 71,310                   $ 67,526
         Other comprehensive earnings (loss), net of tax
             Unrealized gains (losses) on securities.................                        930                        976
             Foreign currency translation adjustments................                        653                        (30)
                                                                                ----------------           ----------------
             Other comprehensive earnings (loss).....................                      1,583                        946
                                                                                ----------------           ----------------
         Comprehensive earnings......................................                   $ 72,893                   $ 68,472
                                                                                ================           ================

         Retained earnings at beginning of year......................                   $164,652                   $159,124
             Net earnings............................................                     71,310                     67,526
             Cash dividends ($.24, $.19 and $.15 per share)..........                    (11,654)                    (9,484)
             Stock dividends.........................................                    (65,689)                   (52,514)
                                                                                ----------------           ----------------
         Retained earnings at end of year............................                   $158,619                   $164,652
                                                                                ================           ================
         Earnings per share..........................................                   $   1.46                   $   1.36
                                                                                ================           ================
         Average common and class B common shares outstanding........                     48,974                     49,482
                                                                                ================           ================

                                                                         For the year
                                                                        ended December
                                                                             31,
                                                                             1997
                                                                       ----------------
         Net sales...................................................          $375,594
         Cost of goods sold..........................................           188,313
                                                                       ----------------
         Gross margin................................................           187,281
                                                                       ----------------
         Selling, marketing and administrative expenses..............            94,488
         Amortization of intangible assets...........................             2,706
                                                                       ----------------
         Earnings from operations....................................            90,087
         Other income, net...........................................             5,274
                                                                       ----------------
         Earnings before income taxes................................            95,361
         Provision for income taxes..................................            34,679
                                                                       ----------------
         Net earnings................................................          $ 60,682
                                                                       ================
         Net earnings................................................          $ 60,682
         Other comprehensive earnings (loss), net of tax
             Unrealized gains (losses) on securities.................              (417)
             Foreign currency translation adjustments................               (17)
                                                                       ----------------
             Other comprehensive earnings (loss).....................              (434)
                                                                       ----------------
         Comprehensive earnings......................................          $ 60,248
                                                                       ================
         Retained earnings at beginning of year......................          $136,352
             Net earnings............................................            60,682
             Cash dividends ($.24, $.19 and $.15 per share)..........            (7,472)
             Stock dividends.........................................           (30,438)
                                                                       ----------------
         Retained earnings at end of year............................          $159,124
                                                                       ================
         Earnings per share..........................................          $   1.22
                                                                       ================
         Average common and class B common shares outstanding........            49,725
                                                                       ================

         (The accompanying notes are an integral part of these statements.)
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
FINANCIAL POSITION
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands)
--------------------------------------------------------------------------------

         ASSETS                                                                                December 31,

                                                                                      1999                       1998
                                                                                ----------------           ----------------

         CURRENT ASSETS:
             Cash and cash equivalents...............................                   $ 88,504                   $ 80,744
             Investments.............................................                     71,002                     83,176
             Accounts receivable trade, less allowances of $2,032 and
              $2,184.................................................                     19,032                     19,110
             Other receivables.......................................                      5,716                      3,324
             Inventories:
                 Finished goods and work-in-process..................                     20,689                     21,395
                 Raw materials and supplies..........................                     14,396                     15,125
             Prepaid expenses........................................                      3,124                      3,081
             Deferred income taxes...................................                      2,069                      2,584
                                                                                ----------------           ----------------
                     Total current assets............................                    224,532                    228,539
                                                                                ----------------           ----------------
         PROPERTY, PLANT AND EQUIPMENT, at cost:
             Land....................................................                      7,981                      7,774
             Buildings...............................................                     30,330                     22,226
             Machinery and equipment.................................                    145,789                    133,601
                                                                                ----------------           ----------------
                                                                                         184,100                    163,601
             Less--Accumulated depreciation..........................                     88,203                     80,577
                                                                                ----------------           ----------------
                                                                                          95,897                     83,024
                                                                                ----------------           ----------------
         OTHER ASSETS:
             Intangible assets, net of accumulated amortization of
              $23,497 and $20,791....................................                     85,137                     87,843
             Investments.............................................                     87,167                     59,252
             Cash surrender value of life insurance and other
              assets.................................................                     36,683                     28,765
                                                                                ----------------           ----------------
                                                                                         208,987                    175,860
                                                                                ----------------           ----------------
                                                                                        $529,416                   $487,423
                                                                                ================           ================

         (The accompanying notes are an integral part of these statements.)
--------------------------------------------------------------------------------

(in thousands except per share data)
--------------------------------------------------------------------------------

         LIABILITIES AND SHAREHOLDERS' EQUITY                                                  December 31,

                                                                                      1999                       1998
                                                                                ----------------           ----------------

         CURRENT LIABILITIES:
             Accounts payable........................................                   $ 12,845                  $  12,450
             Dividends payable.......................................                      3,035                      2,514
             Accrued liabilities.....................................                     31,945                     31,297
             Income taxes payable....................................                      8,284                      7,123
                                                                                ----------------           ----------------
                     Total current liabilities.......................                     56,109                     53,384
                                                                                ----------------           ----------------
         NONCURRENT LIABILITIES:
             Deferred income taxes...................................                      9,520                      9,014
             Postretirement health care and life insurance
              benefits...............................................                      6,557                      6,145
             Industrial development bonds............................                      7,500                      7,500
             Deferred compensation and other liabilities.............                     19,084                     14,923
                                                                                ----------------           ----------------
                     Total noncurrent liabilities....................                     42,661                     37,582
                                                                                ----------------           ----------------
         SHAREHOLDERS' EQUITY:
             Common stock, $.69-4/9 par value--
               120,000 and 50,000 shares authorized--
               32,854 and 32,439, respectively, issued...............                     22,815                     22,527
             Class B common stock, $.69-4/9 par value--
               40,000 and 20,000 shares authorized--
               15,707 and 15,422, respectively, issued...............                     10,908                     10,710
             Capital in excess of par value..........................                    249,236                    210,064
             Retained earnings, per accompanying statement...........                    158,619                    164,652
             Accumulated other comprehensive earnings................                     (8,940)                   (10,523)
             Treasury stock (at cost)--
               50 shares and 25 shares, respectively.................                     (1,992)                      (973)
                                                                                ----------------           ----------------
                                                                                         430,646                    396,457
                                                                                ----------------           ----------------
                                                                                        $529,416                   $487,423
                                                                                ================           ================

-------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
CASH FLOWS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands)
-------------------------------------------------------------------------------

                                                                                      For the year ended December 31,

                                                                                      1999                       1998
                                                                                ----------------           ----------------
         CASH FLOWS FROM OPERATING ACTIVITIES:
             Net earnings............................................                    $71,310                    $67,526
             Adjustments to reconcile net earnings to net cash
               provided
               by operating activities:
                 Depreciation and amortization.......................                      9,979                     12,807
                 (Gain) loss on retirement of fixed assets...........                        (43)                       118
                 Changes in operating assets and liabilities:
                     Accounts receivable.............................                        400                       (915)
                     Other receivables...............................                     (2,392)                     1,358
                     Inventories.....................................                      1,592                       (106)
                     Prepaid expenses and other assets...............                    (15,672)                    (7,723)
                     Accounts payable and accrued liabilities........                        968                       (596)
                     Income taxes payable and deferred...............                      2,232                       (625)
                     Postretirement health care and life insurance
                      benefits.......................................                        412                        241
                     Deferred compensation and other liabilities.....                      4,162                      5,004
                     Other...........................................                        (13)                       646
                                                                                ----------------           ----------------
             Net cash provided by operating activities...............                     72,935                     77,735
                                                                                ----------------           ----------------
         CASH FLOWS FROM INVESTING ACTIVITIES:
             Capital expenditures....................................                    (20,283)                   (14,878)
             Purchase of held to maturity securities.................                   (238,949)                  (259,112)
             Maturity of held to maturity securities.................                    235,973                    240,195
             Purchase of available for sale and trading securities...                   (117,694)                  (217,799)
             Sale and maturity of available for sale and trading
              securities.............................................                    113,960                    216,765
                                                                                ----------------           ----------------
             Net cash used in investing activities...................                    (26,993)                   (34,829)
                                                                                ----------------           ----------------
         CASH FLOWS FROM FINANCING ACTIVITIES:
             Issuance of notes payable...............................                         --                      7,000
             Repayments of notes payable.............................                         --                     (7,000)
             Treasury stock purchases................................                     (1,019)                      (973)
             Shares repurchased and retired..........................                    (25,850)                   (12,472)
             Dividends paid in cash..................................                    (11,313)                    (9,150)
                                                                                ----------------           ----------------
             Net cash used in financing activities...................                    (38,182)                   (22,595)
                                                                                ----------------           ----------------
         Increase in cash and cash equivalents.......................                      7,760                     20,311
         Cash and cash equivalents at beginning of year..............                     80,744                     60,433
                                                                                ----------------           ----------------
         Cash and cash equivalents at end of year....................                    $88,504                    $80,744
                                                                                ================           ================
         Supplemental cash flow information:
             Income taxes paid.......................................                    $38,827                    $40,000
                                                                                ================           ================
             Interest paid...........................................                     $  453                     $  803
                                                                                ================           ================

                                                                         For the year
                                                                        ended December
                                                                             31,
                                                                             1997
                                                                       ----------------
         CASH FLOWS FROM OPERATING ACTIVITIES:
             Net earnings............................................           $60,682
             Adjustments to reconcile net earnings to net cash
               provided
               by operating activities:
                 Depreciation and amortization.......................            12,819
                 (Gain) loss on retirement of fixed assets...........                26
                 Changes in operating assets and liabilities:
                     Accounts receivable.............................               199
                     Other receivables...............................            (2,526)
                     Inventories.....................................            (6,463)
                     Prepaid expenses and other assets...............            (6,622)
                     Accounts payable and accrued liabilities........             9,624
                     Income taxes payable and deferred...............            (2,049)
                     Postretirement health care and life insurance
                      benefits.......................................               269
                     Deferred compensation and other liabilities.....             1,932
                     Other...........................................               285
                                                                       ----------------
             Net cash provided by operating activities...............            68,176
                                                                       ----------------
         CASH FLOWS FROM INVESTING ACTIVITIES:
             Capital expenditures....................................            (8,611)
             Purchase of held to maturity securities.................           (68,982)
             Maturity of held to maturity securities.................            27,473
             Purchase of available for sale and trading securities...          (304,910)
             Sale and maturity of available for sale and trading
              securities.............................................           323,332
                                                                       ----------------
             Net cash used in investing activities...................           (31,698)
                                                                       ----------------
         CASH FLOWS FROM FINANCING ACTIVITIES:
             Issuance of notes payable...............................                --
             Repayments of notes payable.............................                --
             Treasury stock purchases................................                --
             Shares repurchased and retired..........................           (14,401)
             Dividends paid in cash..................................            (7,303)
                                                                       ----------------
             Net cash used in financing activities...................           (21,704)
                                                                       ----------------
         Increase in cash and cash equivalents.......................            14,774
         Cash and cash equivalents at beginning of year..............            45,659
                                                                       ----------------
         Cash and cash equivalents at end of year....................           $60,433
                                                                       ================
         Supplemental cash flow information:
             Income taxes paid.......................................           $36,716
                                                                       ================
             Interest paid...........................................            $  389
                                                                       ================

         (The accompanying notes are an integral part of these statements.)
-------------------------------------------------------------------------------

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

Investments:

  Investments consist of various marketable securities with maturities of generally less than one year. In accordance with Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting For Certain Investments in Debt and Equity Securities," the company's debt and equity securities are considered as either held to maturity, available for sale or trading. Held to maturity securities represent those securities that the company has both the positive intent and ability to hold to maturity and are carried at amortized cost. Available for sale securities represent those securities that do not meet the classification of held to maturity, are not actively traded and are carried at fair value. Unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders' equity, net of applicable taxes, until realized. Trading securities relate to deferred compensation arrangements and are carried at fair value.

Inventories:

  Inventories are stated at cost, not in excess of market. The cost of domestic inventories ($29,111 and $31,307 at December 31, 1999 and 1998, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $5,008 and $5,016 at December 31, 1999 and 1998, respectively. The cost of foreign inventories ($5,974 and $5,213 at December 31, 1999 and 1998, respectively)
has been determined by the first-in, first-out (FIFO) method.   From time to
time, the company enters into commodity futures and option contracts in order to fix the future price of certain key ingredients which may be subject to price volatility (primarily sugar and corn syrup). Gains or losses, if any, resulting from these contracts are considered as a component of the cost of the ingredients being hedged. At December 31, 1999 the company had open contracts to purchase most of its expected 2000 sugar usage. Property, plant and equipment:

  Depreciation is computed for financial reporting purposes by use of both the straight-line and accelerated methods based on useful lives of 20 to 35 years for buildings and 12 to 20 years for machinery and equipment. For income tax purposes the company uses accelerated methods on all properties. Depreciation expense was $7,663, $10,101 and $9,947 in 1999, 1998 and 1997,
respectively.

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

Foreign currency translation:

  During 1997, management determined that the Mexican economy was hyper-inflationary. Accordingly, the US dollar was used as the functional currency for the company's Mexican operations, and translation gains and losses were included in the determination of 1997 and 1998 earnings. Effective January 1, 1999, management determined that the Mexican economy was no longer hyper-inflationary and designated the local currency as the functional currency. Accordingly, the net effect of translating the Mexican operations' financial statements was reported in a separate component of shareholders' equity during 1999.

Comprehensive earnings:

  Comprehensive earnings includes net earnings, foreign currency translation adjustments and unrealized gains/losses on marketable securities.

Earnings per share:

  A dual presentation of basic and diluted earnings per share is not required due to the lack of potentially dilutive securities under the company's simple capital structure. Therefore, all earnings per share amounts represent basic earnings per share.

NOTE 2--ACCRUED LIABILITIES:

  Accrued liabilities are comprised of the following:

                                                                        December 31,
                                                                   ----------------------
                                                                     1999          1998
                                                                   --------       -------
    Compensation..........................................         $ 8,993        $ 8,433
    Other employee benefits...............................           4,067          4,143
    Taxes, other than income..............................           2,248          2,460
    Advertising and promotions............................           8,508          8,451
    Other.................................................           8,129          7,810
                                                                   -------        -------
                                                                   $31,945        $31,297
                                                                   =======        =======

NOTE 3--INCOME TAXES:

  The domestic and foreign components of pretax income are as follows:

                                                     1999            1998          1997
                                                   ---------       --------       -------
    Domestic................................       $110,052        $106,667       $93,318
    Foreign.................................          1,395            (604)        2,043
                                                   --------        --------       -------
                                                   $111,447        $106,063       $95,361
                                                   ========        ========       =======

  The provision for income taxes is comprised of the following:

                                                        1999          1998          1997
                                                      --------       -------       -------
    Current:
      Federal..................................       $34,290        $34,373       $29,764
      Foreign..................................           783            618           626
      State....................................         4,294          4,286         3,836
                                                      -------        -------       -------
                                                       39,367         39,277        34,226
                                                      -------        -------       -------
    Deferred:
      Federal..................................         1,039           (250)          738
      Foreign..................................          (388)          (479)         (368)
      State....................................           119            (11)           83
                                                      -------        -------       -------
                                                          770           (740)          453
                                                      -------        -------       -------
                                                      $40,137        $38,537       $34,679
                                                      =======        =======       =======

  Deferred income taxes are comprised of the following:

                                                                        December 31,
                                                                   ----------------------
                                                                     1999          1998
                                                                   --------       -------
    Workers' compensation...................................       $   396        $   413
    Reserve for uncollectible accounts......................           467            547
    Other accrued expenses..................................         1,214          1,137
    VEBA funding............................................          (347)          (478)
    Other, net..............................................           339            965
                                                                   -------        -------
    Net current deferred income tax asset...................       $ 2,069        $ 2,584
                                                                   =======        =======

                                                                        December 31,
                                                                    ---------------------
                                                                      1999          1998
                                                                    --------       ------
    Depreciation.............................................       $10,563        $9,371
    Postretirement benefits..................................        (2,220)       (2,132)
    Deductible goodwill......................................         5,647         5,176
    Deferred compensation....................................        (4,947)       (4,244)
    Accrued commissions......................................         2,011         1,729
    Foreign subsidiary tax loss carryforward.................        (1,898)       (1,428)
    Other, net...............................................           364           542
                                                                    -------        ------
    Net long-term deferred income tax liability..............       $ 9,520        $9,014
                                                                    =======        ======

  At December 31, 1999, gross deferred tax assets and gross deferred tax liabilities are $14,897 and $22,348, respectively.

  The effective income tax rate differs from the statutory rate as follows:

                                                            1999         1998        1997
                                                          --------       -----       -----
    U.S. statutory rate............................        35.0%         35.0%       35.0%
    State income taxes, net........................         2.6           2.6         2.7
    Amortization of intangible assets..............         0.4           0.4         0.5
    Other, net.....................................        (2.0)         (1.7)       (1.8)
                                                           ----          ----        ----
    Effective income tax rate......................        36.0%         36.3%       36.4%
                                                           ====          ====        ====

  The company has not provided for U.S. federal or foreign withholding taxes on $4,303 of foreign subsidiaries' undistributed earnings as of December 31, 1999 because such earnings are considered to be permanently reinvested. When excess cash has accumulated in the company's foreign subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings may be remitted, and income taxes will be provided on such amounts. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

NOTE 4--SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

                                                         Class B                            Capital in
                                  Common Stock        Common Stock       Treasury Stock       excess
                                -----------------   -----------------   -----------------     of par
                                Shares    Amount    Shares    Amount    Shares    Amount      value
                                -------   -------   -------   -------   -------   -------   ----------
                                (000's)             (000's)             (000's)
Balance at
 January 1, 1997..............
                                15,617    $10,845    7,387    $ 5,130      --     $    --    $171,589
Issuance of 3% stock
 dividend.....................     465        323      221        153      --          --      29,868
Conversion of Class B common
 shares to common shares......      61         42      (61)       (42)     --          --          --
Purchase and retirement of
 common shares................    (292)      (202)      --         --      --          --     (14,198)
                                ------    -------   ------    -------     ---     -------    --------
Balance at
 December 31, 1997............  15,851     11,008    7,547      5,241      --          --     187,259
Issuance of 3% stock
 dividend.....................     473        329      225        156      --          --      51,780
Purchase of shares for the
 treasury.....................      --         --       --         --     (20)       (973)         --
Issuance of 2-for-1 stock
 split........................  16,305     11,323    7,748      5,381      (5)         --     (16,704)
Conversion of Class B common
 shares to common shares......      98         68      (98)       (68)     --          --          --
Purchase and retirement of
 common shares................    (288)      (201)      --         --      --          --     (12,271)
                                ------    -------   ------    -------     ---     -------    --------
Balance at
 December 31, 1998............  32,439     22,527   15,422     10,710     (25)       (973)    210,064
Issuance of 3% stock
 dividend.....................     971        674      461        320      (1)         --      64,514
Purchase of shares for the
 treasury.....................      --         --       --         --     (24)     (1,019)         --
Conversion of Class B common
 shares to common shares......     176        122     (176)      (122)     --          --          --
Purchase and retirement of
 common shares................    (732)      (508)      --         --      --          --     (25,342)
                                ------    -------   ------    -------     ---     -------    --------
Balance at December 31, 1999..  32,854    $22,815   15,707    $10,908     (50)    $(1,992)   $249,236
                                ======    =======   ======    =======     ===     =======    ========

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

NOTE 5--NOTES PAYABLE AND INDUSTRIAL DEVELOPMENT BONDS:

  During 1992, the company entered into an industrial development bond agreement with the City of Covington, Tennessee. The bond proceeds of $7.5 million were used to finance the expansion of the company's existing facilities. Interest is payable at various times during the year based upon the interest calculation option (fixed, variable or floating) selected by the company. As of December 31, 1999 and 1998, interest was calculated under the floating option (4.7% and 3.7%, respectively) which requires monthly payments of interest. Principal on the bonds is due in its entirety in the year 2027.

  In connection with the issuance of the bonds, the company entered into a letter of credit agreement with a bank for the amount of principal outstanding plus 48 days' accrued interest. The letter of credit, which expires in January 2001, carries an annual fee of 32 1/2 basis points on the outstanding principal amount of the bonds.

NOTE 6--EMPLOYEE BENEFIT PLANS:
Pension plans:
  The company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 1999, 1998 and 1997 approximated $2,062, $1,951 and $2,153, respectively. The company also maintains certain profit sharing and savings-investment plans. Company contributions in 1999, 1998 and 1997 to these plans were $616, $582 and $540, respectively.

  The company also contributes to multi-employer defined benefit pension plans for its union employees. Such contributions aggregated $713, $680 and $609 in 1999, 1998 and 1997, respectively. The relative position of each employer associated with the multi-employer plans with respect to the actuarial present value of benefits and net plan assets is not determinable by the company.

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

  The changes in the accumulated postretirement benefit obligation at December 31, 1999 and 1998 consist of the following:

                                                                        December 31,
                                                                   -----------------------
                                                                     1999            1998
                                                                   --------         ------
    Benefit obligation, beginning of year...............            $6,163          $5,904
    Net periodic postretirement benefit cost............               531             438
    Benefits paid.......................................              (137)           (197)
                                                                    ------          ------
    Benefit obligation, end of year.....................            $6,557          $6,145
                                                                    ======          ======

  Net periodic postretirement benefit cost included the following components:

                                                                    1999        1998      1997
                                                                  --------      ----      ----
    Service cost--benefits attributed to
      service during the period.............................        $306        $258      $251
    Interest cost on the accumulated postretirement
      benefit obligation....................................         302         279       285
    Amortization of unrecognized net gain...................         (77)        (99)     (101)
                                                                    ----        ----      ----
    Net periodic postretirement benefit cost................        $531        $438      $435
                                                                    ====        ====      ====

  For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1999; the rate was assumed to decrease gradually to 5.5% for 2004 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% and 6.25% at December 31, 1999 and 1998, respectively.

  Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

                                                            1% Increase       1% Decrease
                                                            ------------      ------------
    Effect on postretirement benefit obligation.......          $646             $(530)
    Effect on total of service and interest cost
      components......................................          $117             $ (92)

NOTE 7--OTHER INCOME, NET:
  Other income (expense) is comprised of the following:

                                                            1999            1998        1997
                                                          --------         ------      ------
    Interest income................................        $7,449          $6,934      $5,764
    Interest expense...............................          (453)           (756)       (483)
    Dividend income................................           611             822         999
    Foreign exchange losses........................          (126)         (2,140)       (447)
    Royalty income.................................           263             155         312
    Miscellaneous, net.............................          (816)           (217)       (871)
                                                           ------          ------      ------
                                                           $6,928          $4,798      $5,274
                                                           ======          ======      ======

NOTE 8--COMMITMENTS:

  Rental expense aggregated $457, $432 and $477 in 1999, 1998 and 1997, respectively.

  Future operating lease commitments are not significant.

NOTE 9--COMPREHENSIVE INCOME:

  Components of accumulated other comprehensive earnings (loss) are shown as follows:

                                                                           Accumulated
                                             Foreign      Unrealized          Other
                                            Currency    Gains (Losses)    Comprehensive
                                              Items     on Securities    Earnings/(Loss)
                                            ---------   --------------   ---------------
    Balance at January 1, 1997............  $(11,035)      $    --           $(11,035)
    Change during period..................       (17)         (417)              (434)
                                            --------       -------           --------
    Balance at December 31, 1997..........   (11,052)         (417)           (11,469)
    Change during period..................       (30)          976                946
                                            --------       -------           --------
    Balance at December 31, 1998..........   (11,082)          559            (10,523)
    Change during period..................       653           930              1,583
                                            --------       -------           --------
    Balance at December 31, 1999..........  $(10,429)      $ 1,489           $ (8,940)
                                            ========       =======           ========

  The individual tax effects of each component of other comprehensive earnings for the year ended December 31, 1999 are shown as follows:

                                                       Before
                                                        Tax        Tax     Net-of-Tax
                                                       Amount    Expense   Tax Amount
                                                      --------   -------   ----------
    Foreign currency translation adjustment.........   $  653     $  --      $  653
    Unrealized gains (losses) on securities:
      Unrealized holding gains (losses) arising
       during 1999..................................    1,504      (556)        948
      Less: reclassification adjustment for gains
       (losses) realized in earnings................       28       (10)         18
                                                       ------     -----      ------
        Net unrealized gains........................    1,476      (546)        930
                                                       ------     -----      ------
    Other comprehensive earnings....................   $2,129     $(546)     $1,583
                                                       ======     =====      ======

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

                                                   1999                      1998
                                           ---------------------      -------------------
                                           Carrying      Fair         Carrying     Fair
                                            Amount       Value         Amount     Value
                                           ---------   ---------      --------   --------
    Cash and cash equivalents............  $ 88,504    $ 88,504       $80,744    $80,744
    Investments held to maturity.........   110,245     111,151       106,415    109,182
    Investments available for sale.......    37,390      37,390        28,214     28,214
    Investments in trading securities....    10,534      10,534         7,799      7,799
    Industrial development bonds.........     7,500       7,500         7,500      7,500

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses and amortized cost basis of the company's investment portfolio by major security type is as follows:

                                             December 31, 1999                                  December 31, 1998
                              -----------------------------------------------   -------------------------------------------------
                                                              Unrealized                                          Unrealized
                              Amortized      Fair        --------------------   Amortized                    --------------------
Held to Maturity:                Cost       Value         Gains       Losses       Cost      Fair Value       Gains       Losses
-----------------             ----------   --------      --------    --------   ----------   ----------      --------    --------
Unit investment trusts of
  preferred stocks..........  $   2,592    $  4,618      $ 2,026     $    --    $   3,626    $   5,978       $ 2,352      $  --
Tax-free commercial paper...         --          --           --          --        8,250        8,250            --         --
Municipal bonds.............    109,256     108,160           --      (1,096)      96,828       97,266           438         --
Unit investment trusts of
  municipal bonds...........        959         935           --         (24)         979          956            --        (23)
Private export funding
  securities................      4,933       4,933           --          --        4,982        4,982            --         --
                              ---------    --------      -------     -------    ---------    ---------       -------      -----
                              $ 117,740    $118,646      $ 2,026     $(1,120)   $ 114,665    $ 117,432       $ 2,790      $ (23)
                              =========    ========      =======     =======    =========    =========       =======      =====
Available for Sale:
-------------------
Municipal bonds.............  $  40,930    $ 40,603      $    --     $  (327)   $  39,397    $  39,264       $    --      $(133)
Mutual funds................      3,007       5,698        2,691          --        3,007        4,028         1,021         --
                              ---------    --------      -------     -------    ---------    ---------       -------      -----
                              $  43,937    $ 46,301      $ 2,691     $  (327)   $  42,404    $  43,292       $ 1,021      $(133)
                              =========    ========      =======     =======    =========    =========       =======      =====

Held to maturity securities of $7,495 and $8,250 and available for sale securities of $8,911 and $15,078 were included in cash and cash equivalents at December 31, 1999 and 1998, respectively. There were no securities with maturities greater than three years and gross realized gains and losses on the sale of available for sale securities in 1999 and 1998 were not significant.

NOTE 11--GEOGRAPHIC AREA AND SALES INFORMATION:
Summary of sales, net earnings and assets by geographic area

                                                        1999                                      1998
                                       --------------------------------------      -----------------------------------
                                                       Mexico                                    Mexico
                                        United          and         Consoli-        United         and        Consoli-
                                        States         Canada         dated         States       Canada        dated
                                       ---------      --------      ---------      --------      -------      --------
Sales to unaffiliated customers....    $365,975       $30,775       $396,750       $363,569      $25,090      $388,659
                                                                    ========                                  ========
Sales between geographic areas.....       3,787         1,794                         2,805        4,374
                                       --------       -------                      --------      -------
                                       $369,762       $32,569                      $366,374      $29,464
                                       ========       =======                      ========      =======
Net earnings.......................    $ 69,917       $ 1,393       $ 71,310       $ 68,521      $  (995)     $ 67,526
Total assets.......................    $505,152       $24,264       $529,416       $467,265      $20,158      $487,423
Net assets.........................    $409,160       $21,486       $430,646       $378,892      $17,565      $396,457

                                                    1997
                                     -----------------------------------
                                                   Mexico
                                      United         and        Consoli-
                                      States       Canada        dated
                                     --------      -------      --------
Sales to unaffiliated customers....  $346,487      $29,107      $375,594
                                                                ========
Sales between geographic areas.....     1,694        3,314
                                     --------      -------
                                     $348,181      $32,421
                                     ========      =======
Net earnings.......................  $ 58,898      $ 1,784      $ 60,682
Total assets.......................  $414,629      $22,113      $436,742
Net assets.........................  $332,410      $18,753      $351,163

Total assets are those assets associated with or used directly in the respective geographic area, excluding intercompany advances and investments.

Major customer

  Revenues from a major customer aggregated approximately 17.9%, 17.2% and 15.9% of total net sales during the years ended December 31, 1999, 1998 and 1997, respectively.

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS  [LOGO]
To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of earnings, comprehensive earnings and retained earnings and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

[SIGNATURE]

Chicago, Illinois
February 11, 2000

QUARTERLY FINANCIAL DATA
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

                                                                      (Thousands of dollars except per share data)
                           1999                           First         Second           Third          Fourth           Total
         ------------------------------------------------------------------------------------------------------------------------
         Net sales................................        $74,200        $88,265         $152,667        $81,618         $396,750
         Gross margin.............................         38,815         45,902           77,651         41,821          204,189
         Net earnings.............................         12,325         14,751           29,283         14,951           71,310
         Net earnings per share...................            .25            .30              .60            .31             1.46

         1998
         ------------------------------------------------------------------------------------------------------------------------
         Net sales................................        $69,701        $85,931         $144,230        $88,797         $388,659
         Gross margin.............................         36,966         45,133           73,251         45,692          201,042
         Net earnings.............................         11,217         13,910           27,216         15,183           67,526
         Net earnings per share...................            .22            .28              .55            .31             1.36

         1997
         ------------------------------------------------------------------------------------------------------------------------
         Net sales................................        $66,258        $82,287         $140,645        $86,404         $375,594
         Gross margin.............................         33,323         41,382           69,746         42,830          187,281
         Net earnings.............................          9,751         12,507           24,695         13,729           60,682
         Net earnings per share...................            .20            .25              .50            .27             1.22

         Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year and the 2-for-1 stock split effective July 13, 1998.

         ------------------------------------------------------------------------------------------------------------------------

       1999-1998 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICE AND DIVIDENDS PER SHARE

                                STOCK PRICES*                                                  DIVIDENDS**
                                      1999                            1998
                -------------------------------------------------------------
                              High             Low            High            Low                                     1999
                -------------------------------------------------------------                  ----------------------------
         1st Qtr.....       46-15/16        39-3/4          38-13/32       29-27/32            1st Qtr............   $.0510
         2nd Qtr.....       46-3/4          38-1/8          40-3/4         34-31/32            2nd Qtr............   $.0625
         3rd Qtr.....       39-7/16         30              47-1/4         33-3/4              3rd Qtr............   $.0625
         4th Qtr.....       33-7/16         29-13/16        42-7/8         34-1/8              4th Qtr............   $.0625

                                                                                               NOTE: In addition to the
                                                                                               above cash dividends, a 3%
                                                                                               stock dividend was issued on
                                                                                               4/21/99 and 4/22/98.
                                                                                               **Cash dividends are
                                                                                               restated to reflect 3% stock
                                                                                               dividends and the 2-for-1
                                                                                               stock split.
         *NYSE -- Composite Quotations adjusted for the 2-for-1 stock split effective July 13, 1998
         Estimated Number of shareholders at 12/31/99 ........................ 9,500

                -----
                        1998
                       ---------------------
                ------------------------------------------
         1st Qtr.....  $.0389
         2nd Qtr.....  $.0510
         3rd Qtr.....  $.0510
         4th Qtr.....  $.0510
                       dividends and the
                       2-for-1 stock split.


FIVE YEAR SUMMARY OF EARNINGS AND FINANCIAL HIGHLIGHTS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(Thousands of dollars except per share, percentage and ratio figures)
--------------------------------------------------------------------------------

              (See Management's Comments starting on page 5)                  1999                1998                1997
                                                                           -----------         -----------         -----------

         Sales and Earnings Data
                 Net sales........................................         $   396,750         $   388,659         $   375,594
                 Gross margin.....................................             204,189             201,042             187,281
                 Interest expense.................................                 453                 756                 483
                 Provision for income taxes.......................              40,137              38,537              34,679
                 Net earnings.....................................              71,310              67,526              60,682
                     % of sales...................................               18.0%                17.4%               16.2%
                     % of shareholders' equity....................               16.6%                17.0%               17.3%

         Per Common Share Data (1)
                 Net sales........................................         $      8.10         $      7.85         $      7.55
                 Net earnings.....................................                1.46                1.36                1.22
                 Shareholders' equity.............................                8.88                8.05                7.08
                 Cash dividends declared..........................                 .24                 .19                 .15
                 Stock dividends..................................                   3%                  3%                  3%

         Additional Financial Data
                 Working capital..................................         $   168,423         $   175,155         $   153,355
                 Net cash provided by operating activities........              72,935              77,735              68,176
                 Net cash used in (provided by) investing
                  activities......................................              26,993              34,829              31,698
                 Net cash used in financing activities............              38,182              22,595              21,704
                 Property, plant & equipment additions............              20,283              14,878               8,611
                 Net property, plant & equipment..................              95,897              83,024              78,364
                 Total assets.....................................             529,416             487,423             436,742
                 Long term debt...................................               7,500               7,500               7,500
                 Shareholders' equity.............................             430,646             396,457             351,163
                 Average shares outstanding (1)...................              48,974              49,482              49,725

              (See Management's Comments starting on page 5)           1996                1995
                                                                    -----------         -----------
         Sales and Earnings Data
                 Net sales........................................  $   340,909         $   312,660
                 Gross margin.....................................      162,420             145,922
                 Interest expense.................................        1,498               1,515
                 Provision for income taxes.......................       27,891              23,670
                 Net earnings.....................................       47,207              40,368
                     % of sales...................................         13.8%               12.9%
                     % of shareholders' equity....................         15.1%               14.8%
         Per Common Share Data (1)
                 Net sales........................................  $      6.84         $      6.27
                 Net earnings.....................................          .95                 .81
                 Shareholders' equity.............................         6.27                5.46
                 Cash dividends declared..........................          .13                 .11
                 Stock dividends..................................            3%                  3%
         Additional Financial Data
                 Working capital..................................  $   153,329         $   109,643
                 Net cash provided by operating activities........       76,710              50,851
                 Net cash used in (provided by) investing
                  activities......................................       52,364              14,544
                 Net cash used in financing activities............       26,211               5,292
                 Property, plant & equipment additions............        9,791               4,640
                 Net property, plant & equipment..................       81,687              81,999
                 Total assets.....................................      391,456             353,816
                 Long term debt...................................        7,500               7,500
                 Shareholders' equity.............................      312,881             272,186
                 Average shares outstanding (1)...................       49,873              49,873

(1) Adjusted for annual 3% stock dividends and the 2-for-1 stock splits effective July 13, 1998 and July 11, 1995.

         BOARD OF DIRECTORS

         Melvin J. Gordon(1)       Chairman of the Board and
                                   Chief Executive Officer
         Ellen R. Gordon(1)        President and Chief Operating Officer
         Charles W. Seibert(2)(3)  Retired Banker
         Lana Jane                 President, Paul Brent Designer, Inc.
         Lewis-Brent(2)(3)
         (1)Member of the Executive Committee
         (2)Member of the Audit Committee
         (3)Member of the Compensation Committee

         OFFICERS

         Melvin J. Gordon          Chairman of the Board and
                                   Chief Executive Officer
         Ellen R. Gordon           President and Chief Operating Officer
         G. Howard Ember, Jr.      Vice President, Finance & Asst. Secy.
         John W. Newlin, Jr.       Vice President, Manufacturing
         Thomas E. Corr            Vice President, Marketing & Sales
         James M. Hunt             Vice President, Physical Distribution
         Barry P. Bowen            Treasurer & Asst. Secy.
         Daniel P. Drechney        Controller

         OFFICES, PLANTS

         Executive Offices         7401 S. Cicero Ave.
                                   Chicago, Illinois 60629
                                   www.tootsie.com
         Plants                    Chicago, Illinois
                                   Covington, Tennessee
                                   Cambridge, Massachusetts
                                   New York, New York
                                   Mexico City, Mexico
         Foreign Sales Offices     Mexico City, Mexico
                                   Mississauga, Ontario

         SUBSIDIARIES

         C.C. L.P., Inc.                               The Tootsie Roll Company, Inc.
         C.G.C. Corporation                            Tootsie Roll Management, Inc.
         C.G.P., Inc.                                  Tootsie Roll Mfg., Inc.
         Cambridge Brands, Inc.                        Tootsie Rolls--Latin America,
         Cambridge Brands Mfg., Inc.                   Inc.
         Cambridge Brands Services, Inc.               Tootsie Roll Worldwide Ltd.
         Cella's Confections, Inc.                     The Sweets Mix Company, Inc.
         Charms Company                                TRI de Latino America S.A. de
         Charms L.P.                                   C.V.
         Charms Marketing Company                      TRI Finance, Inc.
         Henry Eisen Advertising Agency, Inc.          TRI International Co.
         J.T. Company, Inc.                            TRI-Mass., Inc.
         Tootsie Roll of Canada Ltd.                   TRI Sales Co.
         Tootsie Roll Central Europe Ltd.              Tutsi S.A. de C.V.
                                                       World Trade & Marketing Ltd.

         OTHER INFORMATION

         Stock Exchange          New York Stock Exchange, Inc.
                                 (Since 1922)
         Stock Identification    Ticker Symbol: TR
                                 CUSIP No. 890516 10-7
         Stock Transfer Agent    ChaseMellon Shareholder Services, L.L.C.
         and Stock Registrar     Overpeck Centre
                                 85 Challenger Road
                                 Ridgefield Park, NJ 07660
                                 1-800-851-9677
                                 www.chasemellon.com
         Independent             PricewaterhouseCoopers LLP
         Accountants             200 East Randolph Drive
                                 Chicago, IL 60601
         General Counsel         Becker Ross Stone DeStefano & Klein
                                 317 Madison Avenue
                                 New York, NY 10017
         Annual Meeting          May 1, 2000
                                 Mutual Building, Room 1200
                                 909 East Main Street
         [LOGO]                  Richmond, VA 23219

                                 [RECYCLED LOGO] Printed on recycled paper.
                                                                              18