Form 10-K, Exhibit 13
period 2000-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 2001-03-29
CIK 98677

CORPORATE PROFILE

Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of candy for 104 years. Our products are primarily sold under the familiar brand names, Tootsie Roll, Tootsie Roll Pops, Caramel Apple Pops, Child's Play, Charms, Blow Pop, Blue Razz, Cella's, Mason Dots, Mason Crows, Junior Mints, Charleston Chew, Sugar Daddy, Sugar Babies, Andes and Fluffy Stuff.

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

We are pleased to report that Tootsie Roll Industries once again posted record operating results in 2000.

Sales reached $427 million, a record high for the twenty-fourth consecutive year and an 8% increase over 1999 sales of $397 million. Sales growth is attributed to a strong Halloween selling season and successful promotional programs, as well as additional sales from businesses that were acquired during the year.

Earnings per share reached $1.53, an increase of 9% over 1999 earnings per share of $1.41. Net earnings reached $76 million, an increase of 6% over 1999 net earnings of $71 million. This was the nineteenth consecutive year of record earnings. Earnings per share increased by a higher percentage than net earnings due to the lower number of average shares outstanding in 2000.

The financial resources we have carefully cultivated through the years enabled us to take several key actions in 2000:

    - Cash dividends were paid for the fifty-eighth consecutive year, and
--------------------------------------------------------------------------------
 FINANCIAL HIGHLIGHTS

                                                                              December 31,
                                                                       2000                   1999
-------------------------------------------------------------------------------------------------------
                                                                  (in thousands except per share data)

Net Sales...................................................            $427,054               $396,750
Net Earnings................................................              75,737                 71,310

Working Capital.............................................             145,765                168,423
Net Property, Plant and
   Equipment................................................             131,118                 95,897
Shareholders' Equity........................................             458,696                430,646

Average Shares Outstanding*.................................              49,434                 50,412
Per Share Items*
 Net Earnings...............................................               $1.53                  $1.41
 Shareholders' Equity.......................................                9.36                   8.62
 Cash Dividends Paid........................................                 .27                    .23
-------------------------------------------------------------------------------------------------------

 *Based on average shares outstanding adjusted for stock dividends.

--------------------------------------------------------------------------------
       the quarterly rate was increased by 15%.

    - Our thirty sixth consecutive stock dividend was distributed.

    - 957,450 of the company's common shares were repurchased in the open market.

    - Significant capital was invested in plant and equipment to improve efficiency and to support future sales growth.

    - Two branded candy businesses were acquired.

While we anticipate that the investments we undertook this year will contribute to our operations in years to come, our financial position remains strong, giving us the flexibility to react to new investment opportunities, including acquisitions, which may arise in the future.

SALES AND MARKETING

Record sales levels reached in 2000 were largely the result of acquisitions and continued execution of sales and marketing programs that have proven successful in recent years. These efforts and the acquired product lines helped us gain access to new distribution opportunities for our product lines. They also helped us to sustain the traditionally high sell-through that makes our products appealing to retailers and distributors alike across all trade classes.

A significant portion of our sales and marketing effort was again directed at Halloween, which has long been our most significant selling period, and remained so this year. Our bagged goods, including variety packs comprised of popular product assortments offered at value oriented price points, continued to move well through supermarket, mass merchandise, drug and warehouse club channels.

In the area of merchandising, we expanded our use of display ready cases at Halloween and throughout the year. These cases are printed in vivid colors and feature convenient, removable side panels that improve product visibility and brand recognition at the retail level. We also expanded distribution of freestanding floor displays, both with mixed assortments and with straight goods. Specialized, retailer-oriented merchandising adaptations such as these ensure that our venerable brands retain their place in the contemporary retail environment.

Another way we have worked to retain a contemporary market for

------------------------------------------------------------------------

------------------------------------------------------------------------

our products is through product extensions. This year we introduced Wild Berry Dots, a new flavor profile in the Dots line that features tart berry flavors sprinkled with super-sour flavor crystals.

                                   [PICTURE]

We also extended the Charleston Chew brand with the expansion of Mini Charleston Chews, a bite-sized version that consumers can share with friends or save for later in the convenient, recloseable box.

                                   [PICTURE]

We have further grown our business through seasonal offerings of bagged goods at Valentine's Day, Easter and Christmas. Festive graphics and attractive price points increasingly make these holidays occasions for consumers to bring home Tootsie Roll products. Additionally, sales in our seasonal line came from our 2000 Christmas tin, the latest in a collectable series. Collectable tins help to create an important and nostalgic impression of our brands.

                                   [PICTURE]

Lastly, sales growth in 2000 was positively impacted by two acquisitions completed during the first half of the year.

ACQUISITIONS

Both children and adults have long enjoyed cotton candy at special events such as fairs, carnivals and the circus. In February we acquired the assets of a small manufacturer that, after many years of research and development, perfected a way to mass produce commercial quantities of this melt-in-your-mouth treat in attractive, shelf-stable packages. Sold under the brand name Charms Fluffy Stuff, we hope to expand distribution of this unique confection to the range of outlets and trade classes where our other products are sold, and make Fluffy Stuff a special treat that is available every day. This acquisition included a production facility in Maryland.

                                   [PICTURE]

In May we acquired Andes Candies, a more familiar, but equally unique confection, along with its production facility located in Wisconsin. Andes products are easily recognizable for their attractive foil wrappers and distinctive rectangular shape. The most popular flavor in the Andes line is Cream de Menthe, a 50 year old confection. It consists of a thin layer of refreshing green mint, sandwiched between two layers of chocolaty goodness and is wrapped in green foil.

During the last half of the year we successfully absorbed both the Fluffy Stuff and the Andes businesses into our own. Our sales and marketing organizations quickly integrated both product lines and we are well along in the task of developing appropriate promotional strategies for these new items.

                                   [PICTURE]

ADVERTISING AND PUBLIC RELATIONS

We continued to utilize television to bring our advertising message to children and adults during 2000. Network, spot and cable T. V. carried a variety of targeted themes including the classic "How Many Licks?" featuring Tootsie Pops, along with "That's a Blow Pop" and several other commercials that were run on prominent cartoon, game and adventure shows.

Tootsie Rolls have been included in military rations for many years, and in 2000 we were honored to participate in a reunion marking the 50th anniversary of the Korean War Battle of the Chosin Reservoir. This battle was noteworthy both because our 15,000 Marine and Army troops were outnumbered by 120,000 Chinese enemy troops and because of the harsh, 36 degree below zero temperatures our men had to endure. Time and
--------------------------------------------------------------------------------
3

------------------------------------------------------------------------
again we heard poignant stories from Marine veterans who survived for days on Tootsie Rolls and Charms squares because their regular food rations were frozen solid. It was gratifying to participate in the events honoring the "Chosin Few" brave survivors of one of the most famous military battles ever fought by the U.S. armed forces.

Numerous articles and stories appeared during the year in recognition of the company and its accomplishments. Most notably, our Chairman and Chief Executive Officer was ranked as the top performing executive in the food/ beverage category by Chief Executive magazine, and our President and Chief Operating Officer shared her management insights in a number of publications including Fortune and Executive Excellence magazines. Tootsie Roll was also honored as one of the "100 Best Corporate Citizens" by Business Ethics magazine.

CAPITAL EXPENDITURES

Our capital expenditure program continues to focus on initiatives that increase capacity, improve product quality, or reduce cost. Capital expenditures in 2000 were $16 million, encompassing a variety of projects including enhanced environmental air control, additional kitchen capacity and state of the art inspection systems to keep up with increased throughput.

Also during 2000 we completed our first headquarters expansion and renovation in 14 years and commenced construction to increase the size of our Tennessee distribution center. Both of these projects provide infrastructure needed to support the integration of recent acquisitions as well as general growth in our business.

INFORMATION TECHNOLOGY

With the Year 2000 software issue behind us, we focused on two key initiatives this year. First was the successful integration of the two acquisitions into our business systems. Secondly, we commenced projects involving several critical business applications. Although these do not impact our general operating system, these subsystems must evolve in order to take full advantage of current technologies and to keep pace with the ever-changing environment in which we do business.

Methodologies that were quite acceptable even a few years ago can quickly become outdated. We are committed to deploying leading edge practices and technologies in every aspect of our operations and view our information technologies as a prime strategic tool for future growth.

PURCHASING

Prices for key raw materials were generally favorable during the year, although savings in this category were partially offset by increased costs for packaging materials. Management tools such as our commodity hedging program and competitive bidding process help to ensure that the company's purchases are sourced as economically as possible.

Also during 2000 we successfully incorporated the purchasing of ingredients and packaging for Andes and Fluffy Stuff into our centralized purchasing systems.

INTERNATIONAL

Sales grew in our Mexican operation as a result of marketing improvements, successful promotions and strong second half seasonal sales. Profits increased by an even greater percentage as a result of intensified cost control measures.

Canadian sales were steady, with continued strength in bagged items at Halloween. Export sales grew due to the foreign sales of the companies acquired and accelerated sales and marketing efforts in selected markets for our existing core brands. We hope to build upon this base and develop synergies across product lines to further improve international distribution.

IN APPRECIATION...

We wish to thank the many loyal employees, customers, suppliers, sales brokers and foreign distributors with whom we work, as well as our shareholders who have been supportive through the years. While we are pleased with the record results achieved in 2000, we are committed to build upon them for the future.

[SIGNATURE]
Melvin J Gordon
Chairman of the Board and
Chief Executive Officer

[SIGNATURE]
Ellen R. Gordon
President and
Chief Operating Officer

------------------------------------------------------------------------

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
   CONDITION AND RESULTS OF OPERATIONS
       (in thousands except per share, percentage and ratio figures)
--------------------------------------------------------------------------------

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

NET SALES
Millions of dollars

1996  1997  1998  1999  2000
$341  $376  $389  $397  $427

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

NET EARNINGS
Millions of dollars

1996   1997   1998   1999   2000
$47.2  $60.7  $67.5  $71.3  $75.7

FINANCIAL REVIEW

This financial review discusses the company's financial condition, results of operations, liquidity and capital resources. It should be read in conjunction with the Consolidated Financial Statements and related footnotes that follow this discussion.

FINANCIAL CONDITION

Our financial condition remained strong in 2000, bolstered by another year of record profits. Net earnings rose from $71,310 in 1999 to $75,737 in 2000. Shareholders' equity increased by 6.5% from $430,646 in 1999 to $458,696 in 2000, due principally to the addition of these earnings, partially offset by stock repurchases of $32,945 and cash dividends declared of $13,350.

The company has paid cash dividends for fifty-eight consecutive years. Shareholders also received a 3% stock dividend in 2000, the thirty-sixth consecutive year that one has been distributed.

The company responded to several investment opportunities during the year. In February we acquired substantially all of the assets of a small manufacturer of shelf stable cotton candy. This product is sold under the brand name Charms Fluffy Stuff and is suitable for national distribution.

In May we acquired substantially all of the assets of Andes Candies. Andes is best known as the maker of Andes Creme de Menthe Thins, a three layered, chocolaty rectangular mint sold nationally through a variety of outlets including supermarkets, drug chains and mass merchandisers.

The combined $74,293 purchase price for these acquisitions was financed by a combination of cash and short term borrowings, which were paid off prior to year
end.   In addition, cash outflows during the year related to capital expenditures were $16,189. The company continues to be financed principally by funds generated from operations rather than with borrowed funds.

The investments made in 2000 are reflected in the following ratios: current ratio declined from 4.0 to1 to 3.5 to 1; quick ratio declined from 3.2 to 1 to
2.7 to 1; current liabilities to net worth declined from 13.0% to 12.5% and debt to equity remained negligible at 1.6% compared to 1.7% a year ago.

The company retains a conservative financial posture and sufficient capital to respond to future investment opportunities. Accordingly, we continue to seek appropriate acquisitions to complement our existing business.

RESULTS OF OPERATIONS

2000 vs. 1999

Net sales increased in 2000 to $427,054, a record level for the twenty-fourth consecutive year and a 7.6% increase over 1999 sales of $396,750. Sales remained at the highest level in the third quarter, due to successful Halloween and Back to School promotions.

Other factors contributing to sales increases during the year were growth across many of our core brands, gains in our seasonal lines, incremental business from product line extensions, increases in certain international markets and sales from acquired brands.

Comparing quarterly sales in 2000 to those of 1999, increases were seen in each quarter. The third quarter showed the largest increase in dollar terms due to Halloween, and the fourth quarter showed the greatest growth in percentage terms due to $14,457 in sales from acquired brands. In the fourth quarter we experienced both increased competitive pressures and general softness throughout the segment of the industry in which we principally operate.

Cost of goods sold as a percentage of sales remained consistent at 48.5% in 2000 versus 48.5% in 1999. Raw material prices were generally favorable during the year but were offset by higher packaging costs and product mix variations, some of which are related to the acquired brands. The company continues to focus on cost control throughout all levels of its operations.

Gross margin grew by 7.7% to $219,954 due to increased sales. As a percentage of sales, gross margin remained constant at 51.5% in 2000 versus 51.5% in 1999. Gross margins in the third and fourth quarters continue to be somewhat lower due to the seasonal nature of our business and the product mix sold in those quarters.

Operating expenses, comprised of marketing, selling, advertising, physical distribution, general and administrative expenses, as a percentage of sales, increased slightly from 24.4% to 24.8%. Amortization of intangible assets increased from $2,706 to $3,420 reflecting the partial year impact of two acquisitions. Earnings from operations increased from $104,519 to $110,729, a 5.9% increase.

Other income, consisting primarily of interest and dividend income net of interest expense was, $7,079 versus $6,928 last year. The effective tax rate of 35.7% was comparable to the prior year rate of 36.0%.

Consolidated net earnings rose 6.2% to a new company record of $75,737. Our net earnings were 17.7% of sales in 2000 and 18.0% of sales in 1999. Earnings per share increased by 8.5% to a record $1.53 from the previous record of $1.41 reached in 1999. Earnings per share increased by a greater percentage than net earnings due to lower average shares outstanding during 2000 as a result of share repurchases made during the year.

2000 was the nineteenth year of record earnings achievement for the company.

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

Throughout the year, sales were attributable to successful promotional programs as we continued to broaden distribution in mass merchandisers and other select trade classes with our core product offerings. Line extensions, new products and seasonal packs all contributed to added sales.

Sales growth occurred in our two most significant foreign operations as well. In Mexico, stabilizing local conditions and aggressive new marketing and promotional programs complemented the already strong business we have developed for the Christmas holiday season in that market.

Sales growth in our Canadian operation was attributable to another strong Halloween season coupled with further distribution gains in the mass merchandiser and grocery trade classes. Also, the new Way 2 Sour Blow Pop was successfully introduced in this market.

Cost of goods sold, as a percentage of sales, remained steady at 48.5% versus 48.3%. This reflected generally stable cost levels for packaging and minor ingredients, although certain of our raw material costs did increase somewhat. These increases were largely offset by higher production efficiencies associated with increased volumes in relation to fixed costs.

Gross margin dollars grew by 1.6% to $204,189, and remained steady as a percent of sales at 51.5% versus 51.7% in 1998, due to the factors cited above.

Operating expenses as a percentage of sales, declined slightly from 25.7% to 25.1%. This improvement was due to effective expense control programs aimed at holding down costs. Earnings from operations increased by 3.2% to $104,519, or 26.3% of sales, as a result of favorable gross margins and operating expenses.

Other income increased by $2,130 to $6,928, primarily reflecting significantly lower foreign exchange losses in Mexico where local economic conditions improved. Also, interest expense was lower and interest income was higher due to lower average borrowings and increased investments in marketable securities, respectively, during 1999. Interest income was also higher in 1999 due to higher interest rates. The effective tax rate was 36.0% in 1999 versus 36.3% in 1998.

Consolidated net earnings rose 5.6% to a new company record of $71,310. Earnings per share increased by 6.0% to $1.41 from the previous record of $1.33 reached in 1998. Earnings per share increased by a greater percent than net earnings due to lower average shares outstanding during 1999 as a result of share repurchases made during the year.

-------------------------------------------------------------------------
6

------------------------------------------------------------------------

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

NET EARNINGS
AS a % of Sales

1996  1997  1998  1999  2000
13.8  16.2  17.4  18.0  17.7

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

NET EARNINGS
Per Share

1996   1997   1998   1999   2000
$0.92  $1.19  $1.33  $1.41  $1.53

Our net earnings as a percent of sales increased to 18.0% from 17.4%. 1999 was the eighteenth consecutive year of record earnings achievement for the company.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities increased to $84,881 in 2000 from $72,935 in 1999 and $77,735 in 1998. The increase in 2000 was principally attributable to higher net earnings, and the additional depreciation and amortization related to the acquired businesses.

In 1999, the decrease in cash flows from operating activities was principally attributable to increases in other receivables and prepaid expenses and other assets. Also, depreciation expense was lower in 1999 due to foreign currency translation.

Cash flows from investing activities in 2000 reflect $74,293 for the purchase of Fluffy Stuff and Andes Candies, capital expenditures of $16,189 and a net decrease in marketable securities of $24,015 which was used to help finance those expenditures.

In 1999 capital expenditures were $20,283 and there was a net increase in marketable securities of $6,710. In 1998, capital expenditures were $14,878 and there was a net increase in marketable securities of $19,951.

Cash flows from financing activities reflect share repurchases of $32,945, $26,869 and $13,445 in 2000, 1999 and 1998, respectively. Short term borrowings in 2000 were primarily related to the Andes acquisition which were subsequently repaid. In 1998 there was also a short term borrowing which was subsequently repaid during that same year.

Cash dividends of $13,091, $11,313 and $9,150 were paid in 2000, 1999 and 1998, respectively. The increase in 2000 was 15.7% over 1999 and 2000 represented the fifty-eighth consecutive year in which we have paid cash dividends.

QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK AND OTHER MATTERS

The company is exposed to various market risks, including fluctuations in sugar, corn, edible oils, cocoa and packaging costs. The company also invests in securities with maturities of up to three years, the majority of which are held to maturity, which limits the company's exposure to interest rate fluctuations. There has been no material change in the company's market risks during 2000.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial

Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The company has concluded that adoption of SFAS No. 133 will not have a material impact on the company's results of operations.

The results of our operations and our financial condition are expressed in the following financial statements.

------------------------------------------------------------------------

------------------------------------------------------------------------


--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
EARNINGS, COMPREHENSIVE EARNINGS AND RETAINED EARNINGS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands except per share data)
--------------------------------------------------------------------------------

                                                                              For the year ended December 31,

                                                                 2000                       1999                       1998
                                                           ----------------           ----------------           ----------------
         Net sales..............................                   $427,054                   $396,750                   $388,659
         Cost of goods sold.....................                    207,100                    192,561                    187,617
                                                           ----------------           ----------------           ----------------
         Gross margin...........................                    219,954                    204,189                    201,042
                                                           ----------------           ----------------           ----------------
         Selling, marketing and administrative
           expenses.............................                    105,805                     96,964                     97,071
         Amortization of intangible assets......                      3,420                      2,706                      2,706
                                                           ----------------           ----------------           ----------------
         Earnings from operations...............                    110,729                    104,519                    101,265
         Other income, net......................                      7,079                      6,928                      4,798
                                                           ----------------           ----------------           ----------------
         Earnings before income taxes...........                    117,808                    111,447                    106,063
         Provision for income taxes.............                     42,071                     40,137                     38,537
                                                           ----------------           ----------------           ----------------
         Net earnings...........................                   $ 75,737                   $ 71,310                   $ 67,526
                                                           ================           ================           ================

         Net earnings...........................                   $ 75,737                   $ 71,310                   $ 67,526
         Other comprehensive earnings (loss),
           net of tax
             Unrealized gains (losses) on
               securities.......................                       (856)                       930                        976
             Foreign currency translation
               adjustments......................                       (394)                       653                        (30)
                                                           ----------------           ----------------           ----------------
             Other comprehensive earnings
               (loss)...........................                     (1,250)                     1,583                        946
                                                           ----------------           ----------------           ----------------
         Comprehensive earnings.................                   $ 74,487                   $ 72,893                   $ 68,472
                                                           ================           ================           ================

         Retained earnings at beginning of
           year.................................                   $158,619                   $164,652                   $159,124
             Net earnings.......................                     75,737                     71,310                     67,526
             Cash dividends ($.27, $.23 and $.19
               per share).......................                    (13,350)                   (11,654)                    (9,484)
             Stock dividends....................                    (40,883)                   (65,689)                   (52,514)
                                                           ----------------           ----------------           ----------------
         Retained earnings at end of year.......                   $180,123                   $158,619                   $164,652
                                                           ================           ================           ================
         Earnings per share.....................                   $   1.53                   $   1.41                   $   1.33
                                                           ================           ================           ================
         Average common and class B common
           shares outstanding...................                     49,434                     50,412                     50,920
                                                           ================           ================           ================

         (The accompanying notes are an integral part of these statements.)
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
FINANCIAL POSITION
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands)
--------------------------------------------------------------------------------

         ASSETS                                                                                December 31,

                                                                                      2000                       1999
                                                                                ----------------           ----------------
         CURRENT ASSETS:
             Cash and cash equivalents...............................                   $ 60,882                   $ 88,504
             Investments.............................................                     71,605                     71,002
             Accounts receivable trade, less allowances of $2,147 and
              $2,032.................................................                     23,568                     19,032
             Other receivables.......................................                      1,230                      5,716
             Inventories:
                 Finished goods and work-in-process..................                     24,984                     20,689
                 Raw materials and supplies..........................                     16,906                     14,396
             Prepaid expenses........................................                      2,685                      3,124
             Deferred income taxes...................................                      1,351                      2,069
                                                                                ----------------           ----------------
                     Total current assets............................                    203,211                    224,532
                                                                                ----------------           ----------------
         PROPERTY, PLANT AND EQUIPMENT, at cost:
             Land....................................................                      8,327                      7,981
             Buildings...............................................                     36,937                     30,330
             Machinery and equipment.................................                    183,858                    145,789
                                                                                ----------------           ----------------
                                                                                         229,122                    184,100
             Less--Accumulated depreciation..........................                     98,004                     88,203
                                                                                ----------------           ----------------
                                                                                         131,118                     95,897
                                                                                ----------------           ----------------
         OTHER ASSETS:
             Intangible assets, net of accumulated amortization of
              $26,917 and $23,497....................................                    121,263                     85,137
             Investments.............................................                     62,548                     87,167
             Cash surrender value of life insurance and other
              assets.................................................                     44,302                     36,683
                                                                                ----------------           ----------------
                                                                                         228,113                    208,987
                                                                                ----------------           ----------------
                                                                                        $562,442                   $529,416
                                                                                ================           ================

         (The accompanying notes are an integral part of these statements.)
--------------------------------------------------------------------------------

(in thousands except per share data)
--------------------------------------------------------------------------------

         LIABILITIES AND SHAREHOLDERS' EQUITY                                                  December 31,

                                                                                      2000                       1999
                                                                                ----------------           ----------------
         CURRENT LIABILITIES:
             Accounts payable........................................                   $ 10,296                   $ 12,845
             Dividends payable.......................................                      3,436                      3,035
             Accrued liabilities.....................................                     33,336                     31,945
             Income taxes payable....................................                     10,378                      8,284
                                                                                ----------------           ----------------
                     Total current liabilities.......................                     57,446                     56,109
                                                                                ----------------           ----------------
         NONCURRENT LIABILITIES:
             Deferred income taxes...................................                     12,422                      9,520
             Postretirement health care and life insurance
              benefits...............................................                      6,956                      6,557
             Industrial development bonds............................                      7,500                      7,500
             Deferred compensation and other liabilities.............                     19,422                     19,084
                                                                                ----------------           ----------------
                     Total noncurrent liabilities....................                     46,300                     42,661
                                                                                ----------------           ----------------
         SHAREHOLDERS' EQUITY:
             Common stock, $.69-4/9 par value--
               120,000 and 120,000 shares authorized--
               32,986 and 32,854, respectively, issued...............                     22,907                     22,815
             Class B common stock, $.69-4/9 par value--
               40,000 and 40,000 shares authorized--
               16,056 and 15,707, respectively, issued...............                     11,150                     10,908
             Capital in excess of par value..........................                    256,698                    249,236
             Retained earnings, per accompanying statement...........                    180,123                    158,619
             Accumulated other comprehensive earnings (loss).........                    (10,190)                    (8,940)
             Treasury stock (at cost)--
               52 shares and 50 shares, respectively.................                     (1,992)                    (1,992)
                                                                                ----------------           ----------------
                                                                                         458,696                    430,646
                                                                                ----------------           ----------------
                                                                                        $562,442                   $529,416
                                                                                ================           ================

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF
CASH FLOWS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(in thousands)
--------------------------------------------------------------------------------

                                                                              For the year ended December 31,

                                                                 2000                       1999                       1998
                                                           ----------------           ----------------           ----------------
         CASH FLOWS FROM OPERATING ACTIVITIES:
             Net earnings.......................                    $75,737                    $71,310                    $67,526
             Adjustments to reconcile net
               earnings to net cash provided
               by operating activities:
                 Depreciation and
                   amortization.................                     13,314                      9,979                     12,807
                 (Gain) loss on retirement of
                   fixed assets.................                        (46)                       (43)                       118
                 Changes in operating assets and
                   liabilities, excluding
                   acquisitions:
                     Accounts receivable........                     (4,460)                       400                       (915)
                     Other receivables..........                      4,486                     (2,392)                     1,358
                     Inventories................                       (768)                     1,592                       (106)
                     Prepaid expenses and other
                       assets...................                     (7,903)                   (15,672)                    (7,723)
                     Accounts payable and
                       accrued liabilities......                     (1,717)                       968                       (596)
                     Income taxes payable and
                       deferred.................                      5,691                      2,232                       (625)
                     Postretirement health care
                       and life insurance
                       benefits.................                        399                        412                        241
                     Deferred compensation and
                       other liabilities........                        337                      4,162                      5,004
                     Other......................                       (189)                       (13)                       646
                                                           ----------------           ----------------           ----------------
             Net cash provided by operating
               activities.......................                     84,881                     72,935                     77,735
                                                           ----------------           ----------------           ----------------
         CASH FLOWS FROM INVESTING ACTIVITIES:
             Acquisitions of businesses, net of
               cash acquired....................                    (74,293)                        --                         --
             Capital expenditures...............                    (16,189)                   (20,283)                   (14,878)
             Purchase of held to maturity
               securities.......................                   (156,322)                  (238,949)                  (259,112)
             Maturity of held to maturity
               securities.......................                    176,576                    235,973                    240,195
             Purchase of available for sale
               securities.......................                    (78,993)                  (117,694)                  (217,799)
             Sale and maturity of available for
               sale securities..................                     82,754                    113,960                    216,765
                                                           ----------------           ----------------           ----------------
             Net cash used in investing
               activities.......................                    (66,467)                   (26,993)                   (34,829)
                                                           ----------------           ----------------           ----------------
         CASH FLOWS FROM FINANCING ACTIVITIES:
             Issuance of notes payable..........                     43,625                         --                      7,000
             Repayments of notes payable........                    (43,625)                        --                     (7,000)
             Treasury stock purchases...........                         --                     (1,019)                      (973)
             Shares repurchased and retired.....                    (32,945)                   (25,850)                   (12,472)
             Dividends paid in cash.............                    (13,091)                   (11,313)                    (9,150)
                                                           ----------------           ----------------           ----------------
             Net cash used in financing
               activities.......................                    (46,036)                   (38,182)                   (22,595)
                                                           ----------------           ----------------           ----------------
         Increase (decrease) in cash and cash
           equivalents..........................                    (27,622)                     7,760                     20,311
         Cash and cash equivalents at beginning
           of year..............................                     88,504                     80,744                     60,433
                                                           ----------------           ----------------           ----------------
         Cash and cash equivalents at end of
           year.................................                    $60,882                    $88,504                    $80,744
                                                           ================           ================           ================
         Supplemental cash flow information:
             Income taxes paid..................                    $35,750                    $38,827                    $40,000
                                                           ================           ================           ================
             Interest paid......................                    $ 1,067                     $  453                     $  803
                                                           ================           ================           ================

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

REVENUE RECOGNITION AND OTHER ACCOUNTING PRONOUNCEMENTS:

  Revenues are recognized when products are shipped and delivered to customers. Shipping and handling costs of $26,661, $24,260 and $24,342 in 2000, 1999, 1998, respectively, are included in selling, marketing and administrative expenses. Accounts receivable are unsecured. The Company adopted Securities and Exchange Commission Staff Accounting Bulletin No. 101, which clarifies the existing guidance on the recognition, presentation and disclosure of revenue in the financial statements, during the fourth quarter of 2000 with no material effect on its financial position or results of operations.

  As of January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), which was issued by the Financial Accounting Standards Board in 1998. The adoption of SFAS No. 133 will not have a material effect on the Company's results of operations or financial position.

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

INVENTORIES:

  Inventories are stated at cost, not in excess of market. The cost of domestic inventories ($37,505 and $29,111 at December 31, 2000 and 1999, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $2,993 and $5,008 at December 31, 2000 and 1999, respectively. The cost of foreign inventories ($4,385 and $5,974 at December 31, 2000 and 1999, respectively) has been determined by the first-in, first-out (FIFO) method.

  From time to time, the company enters into commodity futures and option contracts in order to fix the future price of certain key ingredients which may be subject to price volatility (primarily sugar and corn syrup). Gains or losses, if any, resulting from these contracts are considered as a component of the cost of the ingredients being hedged. At December 31, 2000 the company had open contracts to purchase most of its expected 2001 sugar usage.

PROPERTY, PLANT AND EQUIPMENT:

  Depreciation is computed for financial reporting purposes by use of both the straight-line and accelerated methods based on useful lives of 20 to 35 years for buildings and 12 to 20 years for machinery and equipment. For income tax purposes the company uses accelerated methods on all properties. Depreciation expense was $10,069, $7,663 and $10,101 in 2000, 1999 and 1998, respectively.

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

INTANGIBLE ASSETS:

  Intangible assets represent the excess of cost over the acquired net tangible assets of operating companies and is amortized on a straight-line basis over a 15 to 40 year period. The company assesses the recoverability of its intangible assets using undiscounted future cash flows.

FOREIGN CURRENCY TRANSLATION:

  During 1997, management determined that the Mexican economy was hyper-inflationary. Accordingly, the US dollar was used as the functional currency for the company's Mexican operations, and translation gains and losses were included in the determination of 1998 earnings. Effective January 1, 1999, management determined that the Mexican economy was no longer hyper-inflationary and designated the local currency as the functional currency. Accordingly, the net effect of translating the Mexican operations' financial statements was reported in a separate component of shareholders' equity beginning on January 1, 1999.

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

NOTE 2--ACQUISITIONS:
  During 2000, the company acquired the assets of two confectionery companies for $74,293 in cash, which was funded through existing cash and $38,800 of short term borrowings. The acquisition cost has been allocated to the assets acquired and liabilities assumed based on their respective appraised values as follows:

Current assets.......................................  $ 6,304
Property, plant and equipment........................   29,400
Intangible assets, primarily trademarks..............   39,546
Liabilities..........................................     (957)
                                                       -------
Total purchase price.................................  $74,293
                                                       =======

  The acquisitions were accounted for by the purchase method. Accordingly, the operating results of the acquired businesses have been included in the consolidated financial statements since the date of acquisition. The operating results of the acquired businesses did not have a material effect on the company's financial statements.

NOTE 3--ACCRUED LIABILITIES:
  Accrued liabilities are comprised of the following:

                                                                        December 31,
                                                                   ----------------------
                                                                     2000          1999
                                                                   --------       -------
    Compensation..........................................         $10,069        $ 8,993
    Other employee benefits...............................           4,107          4,067
    Taxes, other than income..............................           2,174          2,248
    Advertising and promotions............................           9,038          8,508
    Other.................................................           7,948          8,129
                                                                   -------        -------
                                                                   $33,336        $31,945
                                                                   =======        =======

NOTE 4--INCOME TAXES:
  The domestic and foreign components of pretax income are as follows:

                                                    2000            1999           1998
                                                  ---------       --------       --------
    Domestic...............................       $115,823        $110,052       $106,667
    Foreign................................          1,985           1,395           (604)
                                                  --------        --------       --------
                                                  $117,808        $111,447       $106,063
                                                  ========        ========       ========

  The provision for income taxes is comprised of the following:

                                                        2000          1999          1998
                                                      --------       -------       -------
    Current:
      Federal..................................       $33,908        $34,290       $34,373
      Foreign..................................           426            783           618
      State....................................         3,613          4,294         4,286
                                                      -------        -------       -------
                                                       37,947         39,367        39,277
                                                      -------        -------       -------
    Deferred:
      Federal..................................         3,500          1,039          (250)
      Foreign..................................           346           (388)         (479)
      State....................................           278            119           (11)
                                                      -------        -------       -------
                                                        4,124            770          (740)
                                                      -------        -------       -------
                                                      $42,071        $40,137       $38,537
                                                      =======        =======       =======

  Deferred income taxes are comprised of the following:

                                                                        December 31,
                                                                   ----------------------
                                                                     2000          1999
                                                                   --------       -------
    Workers' compensation...................................       $   405        $   396
    Reserve for uncollectible accounts......................           455            467
    Other accrued expenses..................................         1,397          1,214
    VEBA funding............................................          (370)          (347)
    Other, net..............................................          (536)           339
                                                                   -------        -------
    Net current deferred income tax asset...................       $ 1,351        $ 2,069
                                                                   =======        =======

                                                                       December 31,
                                                                  ----------------------
                                                                    2000          1999
                                                                  --------       -------
    Depreciation...........................................       $12,076        $10,563
    Postretirement benefits................................        (2,345)        (2,220)
    Deductible goodwill....................................         7,855          5,647
    Deferred compensation..................................        (6,174)        (4,947)
    Accrued commissions....................................         2,232          2,011
    Foreign subsidiary tax loss carryforward...............          (521)        (1,898)
    Other, net.............................................          (701)           364
                                                                  -------        -------
    Net long-term deferred income tax liability............       $12,422        $ 9,520
                                                                  =======        =======

  At December 31, 2000, gross deferred tax assets and gross deferred tax liabilities were $14,876 and $25,947, respectively.

  The effective income tax rate differs from the statutory rate as follows:

                                                            2000         1999        1998
                                                          --------       -----       -----
    U.S. statutory rate............................        35.0%         35.0%       35.0%
    State income taxes, net........................         2.2           2.6         2.6
    Amortization of intangible assets..............         0.4           0.4         0.4
    Other, net.....................................        (1.9)         (2.0)       (1.7)
                                                           ----          ----        ----
    Effective income tax rate......................        35.7%         36.0%       36.3%
                                                           ====          ====        ====

  The company has not provided for U.S. federal or foreign withholding taxes on $5,864 of foreign subsidiaries' undistributed earnings as of December 31, 2000 because such earnings are considered to be permanently reinvested. When excess cash has accumulated in the company's foreign subsidiaries and it is advantageous for tax or foreign exchange reasons, subsidiary earnings may be remitted, and income taxes will be provided on such amounts. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

NOTE 5--SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

                                                         Class B                            Capital in
                                  Common Stock        Common Stock       Treasury Stock       excess
                                -----------------   -----------------   -----------------     of par
                                Shares    Amount    Shares    Amount    Shares    Amount      value
                                -------   -------   -------   -------   -------   -------   ----------
                                (000's)             (000's)             (000's)
Balance at January 1, 1998....  15,851    $11,008    7,547    $ 5,241      --     $    --    $187,259
Issuance of 3% stock
 dividend.....................     473        329      225        156      --          --      51,780
Purchase of shares for the
 treasury.....................      --         --       --         --     (20)       (973)         --
Issuance of 2-for-1 stock
 split........................  16,305     11,323    7,748      5,381      (5)         --     (16,704)
Conversion of Class B common
 shares to common shares......      98         68      (98)       (68)     --          --          --
Purchase and retirement of
 common shares................    (288)      (201)      --         --      --          --     (12,271)
                                ------    -------   ------    -------     ---     -------    --------
Balance at December 31, 1998..  32,439     22,527   15,422     10,710     (25)       (973)    210,064
Issuance of 3% stock
 dividend.....................     971        674      461        320      (1)         --      64,514
Purchase of shares for the
 treasury.....................      --         --       --         --     (24)     (1,019)         --
Conversion of Class B common
 shares to common shares......     176        122     (176)      (122)     --          --          --
Purchase and retirement of
 common shares................    (732)      (508)      --         --      --          --     (25,342)
                                ------    -------   ------    -------     ---     -------    --------
Balance at December 31, 1999..  32,854     22,815   15,707     10,908     (50)     (1,992)    249,236
Issuance of 3% stock
 dividend.....................     969        673      470        326      (2)         --      39,742
Conversion of Class B common
 shares to common shares......     121         84     (121)       (84)     --          --          --
Purchase and retirement of
 common shares................    (958)      (665)      --         --      --          --     (32,280)
                                ------    -------   ------    -------     ---     -------    --------
Balance at December 31, 2000..  32,986    $22,907   16,056    $11,150     (52)    $(1,992)   $256,698
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

NOTE 6--INDUSTRIAL DEVELOPMENT BONDS:
  Interest on industrial development bonds is payable at various times during the year based upon the interest calculation option (fixed, variable or floating) selected by the company. As of December 31, 2000 and 1999, interest was calculated under the floating option (4.7% in each of these years) which requires monthly payments of interest. Principal on the bonds is due in its entirety in the year 2027.

  In connection with the issuance of the bonds, the company entered into a letter of credit agreement with a bank for the amount of principal outstanding plus 48 days' accrued interest. The letter of credit, which expires in January 2002, carries an annual fee of 32 1/2 basis points on the outstanding principal amount of the bonds.

NOTE 7--EMPLOYEE BENEFIT PLANS:
PENSION PLANS:
  The company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 2000, 1999 and 1998 approximated $2,535, $2,062 and $1,951, respectively. The company also maintains certain profit sharing and savings-investment plans. Company contributions in 2000, 1999 and 1998 to these plans were $754, $616 and $582, respectively.

  The company also contributes to multi-employer defined benefit pension plans for its union employees. Such contributions aggregated $787, $713 and $680 in 2000, 1999 and 1998, respectively. The relative position of each employer associated with the multi-employer plans with respect to the actuarial present value of benefits and net plan assets is not determinable by the company.

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

  The changes in the accumulated postretirement benefit obligation at December 31, 2000 and 1999 consist of the following:

                                                                        December 31,
                                                                   -----------------------
                                                                     2000            1999
                                                                   --------         ------
    Benefit obligation, beginning of year...............            $6,557          $6,163
    Net periodic postretirement benefit cost............               518             531
    Benefits paid.......................................              (119)           (137)
                                                                    ------          ------
    Benefit obligation, end of year.....................            $6,956          $6,557
                                                                    ======          ======

  Net periodic postretirement benefit cost included the following components:

                                                                    2000        1999      1998
                                                                  --------      ----      ----
    Service cost--benefits attributed to
      service during the period.............................        $286        $306      $258
    Interest cost on the accumulated postretirement
      benefit obligation....................................         341         302       279
    Amortization of unrecognized net gain...................        (109)        (77)      (99)
                                                                    ----        ----      ----
    Net periodic postretirement benefit cost................        $518        $531      $438
                                                                    ====        ====      ====

  For measurement purposes, an 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2000; the rate was assumed to decrease gradually to 5.5% for 2004 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.25% at December 31, 2000 and 1999.

  Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

                                                            1% Increase       1% Decrease
                                                            ------------      ------------
    Effect on postretirement benefit obligation.......          $800             $(657)
    Effect on total of service and interest cost
      components......................................          $109             $ (87)

NOTE 8--OTHER INCOME, NET:
  Other income (expense) is comprised of the following:

                                                            2000            1999        1998
                                                          --------         ------      ------
    Interest income................................        $7,636          $7,449      $6,934
    Interest expense...............................          (866)           (453)       (756)
    Dividend income................................           421             611         822
    Foreign exchange losses........................           (42)           (126)     (2,140)
    Royalty income.................................           225             263         155
    Miscellaneous, net.............................          (295)           (816)       (217)
                                                           ------          ------      ------
                                                           $7,079          $6,928      $4,798
                                                           ======          ======      ======

NOTE 9--COMMITMENTS:

  Rental expense aggregated $580, $457 and $432 in 2000, 1999 and 1998, respectively.

  Future operating lease commitments are not significant.

NOTE 10--COMPREHENSIVE INCOME:

  Components of accumulated other comprehensive earnings (loss) are shown as follows:

                                                                           Accumulated
                                             Foreign      Unrealized          Other
                                            Currency    Gains (Losses)    Comprehensive
                                              Items     on Securities    Earnings/(Loss)
                                            ---------   --------------   ---------------
    Balance at January 1, 1998............  $(11,052)      $  (417)          $(11,469)
    Change during period..................       (30)          976                946
                                            --------       -------           --------
    Balance at December 31, 1998..........   (11,082)          559            (10,523)
    Change during period..................       653           930              1,583
                                            --------       -------           --------
    Balance at December 31, 1999..........   (10,429)        1,489             (8,940)
    Change during period..................      (394)         (856)            (1,250)
                                            --------       -------           --------
    Balance at December 31, 2000..........  $(10,823)      $   633           $(10,190)
                                            ========       =======           ========

  The individual tax effects of each component of other comprehensive earnings
(loss) for the year ended December 31, 2000 are shown as follows:

                                                      Before       Tax
                                                       Tax      (Expense)   Net-of-Tax
                                                      Amount     Benefit    Tax Amount
                                                     --------   ---------   ----------
    Foreign currency translation adjustment........  $  (394)     $  --      $  (394)
    Unrealized gains (losses) on securities:
      Unrealized holding gains (losses) arising
        during 2000................................     (914)       339         (575)
      Less: reclassification adjustment for gains
        (losses) realized in earnings..............      446       (165)         281
                                                     -------      -----      -------
        Net unrealized gains.......................   (1,360)       504         (856)
                                                     -------      -----      -------
    Other comprehensive earnings...................  $(1,754)     $ 504      $(1,250)
                                                     =======      =====      =======

NOTE 11--DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

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

                                                  2000                      1999
                                          ---------------------      -------------------
                                          CARRYING      FAIR         Carrying     Fair
                                           AMOUNT       VALUE         Amount     Value
                                          ---------   ---------      --------   --------
    Cash and cash equivalents...........  $ 60,882    $ 60,882       $ 88,504   $ 88,504
    Investments held to maturity........    98,164     100,127        110,245    111,151
    Investments available for sale......    22,565      22,565         37,390     37,390
    Investments in trading securities...    13,424      13,424         10,534     10,534
    Industrial development bonds........     7,500       7,500          7,500      7,500

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses and amortized cost basis of the company's investment portfolio by major security type is as follows:

                                            DECEMBER 31, 2000                                   December 31, 1999
                             ------------------------------------------------   -------------------------------------------------
                                                              UNREALIZED                                          Unrealized
                             AMORTIZED      FAIR         --------------------   Amortized                    --------------------
Held to Maturity:               COST        VALUE         GAINS       LOSSES       Cost      Fair Value       Gains       Losses
-----------------            ----------   ---------      --------    --------   ----------   ----------      --------    --------
Unit investment trusts of
  preferred stocks.........  $   1,462    $   3,381      $ 1,919     $    --    $   2,592    $   4,618       $ 2,026     $    --
Municipal bonds............     97,744       97,807           63          --      109,256      108,160            --      (1,096)
Unit investment trusts of
  municipal bonds..........        941          932           --          (9)         959          935            --         (24)
Private export funding
  securities...............      4,115        4,104           --         (11)       4,933        4,933            --          --
                             ---------    ---------      -------     -------    ---------    ---------       -------     -------
                             $ 104,262    $ 106,224      $ 1,982     $   (20)   $ 117,740    $ 118,646       $ 2,026     $(1,120)
                             =========    =========      =======     =======    =========    =========       =======     =======
Available for Sale:
-------------------
Municipal bonds............  $  32,487    $  32,221      $    --     $  (266)   $  40,930    $  40,603       $    --     $  (327)
Mutual funds...............      2,454        3,724        1,270          --        3,007        5,698         2,691          --
                             ---------    ---------      -------     -------    ---------    ---------       -------     -------
                             $  34,941    $  35,945      $ 1,270     $  (266)   $  43,937    $  46,301       $ 2,691     $  (327)
                             =========    =========      =======     =======    =========    =========       =======     =======

Held to maturity securities of $6,097 and $7,495 and available for sale securities of $13,380 and $8,911 were included in cash and cash equivalents at December 31, 2000 and 1999, respectively. There were no securities with maturities greater than three years and gross realized gains and losses on the sale of available for sale securities in 2000 and 1999 were not significant.

NOTE 12--GEOGRAPHIC AREA AND SALES INFORMATION:
SUMMARY OF SALES, NET EARNINGS AND ASSETS BY GEOGRAPHIC AREA

                                                        2000                                      1999
                                       --------------------------------------      -----------------------------------
                                                       MEXICO                                    Mexico
                                        UNITED          AND         CONSOLI-        United         and        Consoli-
                                        STATES         CANADA         DATED         States       Canada        dated
                                       ---------      --------      ---------      --------      -------      --------
Sales to unaffiliated customers....    $394,545       $32,509       $427,054       $365,975      $30,775      $396,750
                                                                    ========                                  ========
Sales between geographic areas.....       3,626         3,343                         3,787        1,794
                                       --------       -------                      --------      -------
                                       $398,171       $35,852                      $369,762      $32,569
                                       ========       =======                      ========      =======
Net earnings.......................    $ 73,929       $ 1,808       $ 75,737       $ 69,917      $ 1,393      $ 71,310
Total assets.......................    $540,697       $21,745       $562,442       $505,152      $24,264      $529,416
Net assets.........................    $439,685       $19,011       $458,696       $409,160      $21,486      $430,646

                                                    1998
                                     -----------------------------------
                                                   Mexico
                                      United         and        Consoli-
                                      States       Canada        dated
                                     --------      -------      --------
Sales to unaffiliated customers....  $363,569      $25,090      $388,659
                                                                ========
Sales between geographic areas.....     2,805        4,374
                                     --------      -------
                                     $366,374      $29,464
                                     ========      =======
Net earnings.......................  $ 68,521      $  (995)     $ 67,526
Total assets.......................  $467,265      $20,158      $487,423
Net assets.........................  $378,892      $17,565      $396,457

Total assets are those assets associated with or used directly in the respective geographic area, excluding intercompany advances and investments.

MAJOR CUSTOMER

  Revenues from a major customer aggregated approximately 17.8%, 17.9% and 17.2% of total net sales during the years ended December 31, 2000, 1999 and 1998, respectively.

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS  [LOGO]
To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of earnings, comprehensive earnings and retained earnings and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

[SIGNATURE]

Chicago, Illinois
February 12, 2001

QUARTERLY FINANCIAL DATA (UNAUDITED)
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

                                                                      (Thousands of dollars except per share data)
                           2000                           First         Second           Third          Fourth           Total
         ------------------------------------------------------------------------------------------------------------------------
         Net sales................................        $78,015        $90,376         $165,873        $92,790         $427,054
         Gross margin.............................         41,067         48,209           83,225         47,453          219,954
         Net earnings.............................         13,063         15,652           31,514         15,508           75,737
         Net earnings per share...................            .26            .32              .64            .31             1.53

         1999
         ------------------------------------------------------------------------------------------------------------------------
         Net sales................................        $74,200        $88,265         $152,667        $81,618         $396,750
         Gross margin.............................         38,815         45,902           77,651         41,821          204,189
         Net earnings.............................         12,325         14,751           29,283         14,951           71,310
         Net earnings per share...................            .24            .29              .58            .30             1.41

         1998
         ------------------------------------------------------------------------------------------------------------------------
         Net sales................................        $69,701        $85,931         $144,230        $88,797         $388,659
         Gross margin.............................         36,966         45,133           73,251         45,692          201,042
         Net earnings.............................         11,217         13,910           27,216         15,183           67,526
         Net earnings per share...................            .22            .28              .53            .30             1.33

         Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year.

         ------------------------------------------------------------------------------------------------------------------------

       2000-1999 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICE AND DIVIDENDS PER SHARE

         STOCK PRICES*                                                                                 DIVIDENDS
                                        2000                                1999
         -----------------------------------------------------------------------------------
                               HIGH               LOW              High              Low                                      2000
         -----------------------------------------------------------------------------------           ----------------------------
         1st Qtr.....       32-7/8            28-5/16           46-15/16         39-3/4                1st Qtr............   $.0608
         2nd Qtr.....       38                30-3/8            46-3/4           38-1/8                2nd Qtr............   $.0700
         3rd Qtr.....       42-7/16           34-7/8            39-7/16          30                    3rd Qtr............   $.0700
         4th Qtr.....       47-13/16          35-5/8            33-7/16          29-13/16              4th Qtr............   $.0700








         *NYSE -- Composite Quotations
         Estimated Number of shareholders at December 31, 2000 ....................... 9,500

                       DIVIDENDS


                        1999
         ------------  ---------------------
         1st Qtr.....  $.0495
         2nd Qtr.....  $.0607
         3rd Qtr.....  $.0608
         4th Qtr.....  $.0608

         NOTE: In addition to the
         above cash dividends, a 3%
         stock dividend was issued on
         April 19, 2000 and April 21,
         1999. Cash dividends are
         restated to reflect 3% stock
         dividends.

FIVE YEAR SUMMARY OF EARNINGS AND FINANCIAL HIGHLIGHTS
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(Thousands of dollars except per share, percentage and ratio figures)
--------------------------------------------------------------------------------

             (See Management's Comments
                 starting on page 5)                   2000                1999                1998                1997
                                                    -----------         -----------         -----------         -----------
         Sales and Earnings Data
                 Net sales.................         $   427,054         $   396,750         $   388,659         $   375,594
                 Gross margin..............             219,954             204,189             201,042             187,281
                 Interest expense..........                 866                 453                 756                 483
                 Provision for income
                   taxes...................              42,071              40,137              38,537              34,679
                 Net earnings..............              75,737              71,310              67,526              60,682
                     % of sales............               17.7%               18.0%                17.4%               16.2%
                     % of shareholders'
                       equity..............               16.5%               16.6%                17.0%               17.3%

         Per Common Share Data (1)
                 Net sales.................         $      8.64         $      7.87         $      7.63         $      7.34
                 Net earnings..............                1.53                1.41                1.33                1.19
                 Shareholders' equity......                9.36                8.62                7.82                6.88
                 Cash dividends declared...                 .27                 .23                 .19                 .15
                 Stock dividends...........                   3%                  3%                  3%                  3%

         Additional Financial Data
                 Working capital...........         $   145,765         $   168,423         $   175,155         $   153,355
                 Net cash provided by
                   operating activities....              84,881              72,935              77,735              68,176
                 Net cash used in investing
                   activities..............              66,467              26,993              34,829              31,698
                 Net cash used in financing
                   activities..............              46,036              38,182              22,595              21,704
                 Property, plant &
                   equipment additions.....              16,189              20,283              14,878               8,611
                 Net property, plant &
                   equipment...............             131,118              95,897              83,024              78,364
                 Total assets..............             562,442             529,416             487,423             436,742
                 Long term debt............               7,500               7,500               7,500               7,500
                 Shareholders' equity......             458,696             430,646             396,457             351,163
                 Average shares outstanding
                   (1).....................              49,434              50,412              50,920              51,163


                                                        1996
                                                    -----------
         Sales and Earnings Data
                 Net sales.................         $   340,909
                 Gross margin..............             162,420
                 Interest expense..........               1,498
                 Provision for income
                   taxes...................              27,891
                 Net earnings..............              47,207
                     % of sales............                13.8%
                     % of shareholders'
                       equity..............                15.1%

         Per Common Share Data (1)
                 Net sales.................         $      6.64
                 Net earnings..............                 .92
                 Shareholders' equity......                6.10
                 Cash dividends declared...                 .12
                 Stock dividends...........                   3%

         Additional Financial Data
                 Working capital...........         $   153,329
                 Net cash provided by
                   operating activities....              76,710
                 Net cash used in investing
                   activities..............              52,364
                 Net cash used in financing
                   activities..............              26,211
                 Property, plant &
                   equipment additions.....               9,791
                 Net property, plant &
                   equipment...............              81,687
                 Total assets..............             391,456
                 Long term debt............               7,500
                 Shareholders' equity......             312,881
                 Average shares outstanding
                   (1).....................              51,310

(1) Adjusted for annual 3% stock dividends and the 2-for-1 stock split effective July 13, 1998.

         BOARD OF DIRECTORS

         Melvin J. Gordon(1)       Chairman of the Board and
                                   Chief Executive Officer
         Ellen R. Gordon(1)        President and Chief Operating Officer
         Charles W. Seibert(2)(3)  Retired Banker
         Lana Jane                 President, Paul Brent Designer, Inc.
         Lewis-Brent(2)(3)
         Richard P.                Retired Senior Vice President, Bestfoods
         Bergeman(2)(3)
         (1)Member of the Executive Committee
         (2)Member of the Audit Committee
         (3)Member of the Compensation Committee

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

         OFFICES, PLANTS

         Executive Offices         7401 S. Cicero Ave.
                                   Chicago, Illinois 60629
                                   www.tootsie.com
         Plants                    Illinois
                                   Tennessee
                                   Massachusetts
                                   Wisconsin
                                   Maryland
                                   New York
                                   Mexico City
         Foreign Sales Offices     Mexico City, Mexico
                                   Mississauga, Ontario

         SUBSIDIARIES

         Andes Candies L.P.                            Tootsie Roll of Canada Ltd.
         Andes Manufacturing LLC                       Tootsie Roll Central Europe Ltd.
         Andes Services LLC                            The Tootsie Roll Company, Inc.
         C.C. L.P., Inc.                               Tootsie Roll Management, Inc.
         C.G.C. Corporation                            Tootsie Roll Mfg., Inc.
         C.G.P., Inc.                                  Tootsie Rolls--Latin America,
         Cambridge Brands, Inc.                        Inc.
         Cambridge Brands Mfg., Inc.                   Tootsie Roll Worldwide Ltd.
         Cambridge Brands Services, Inc.               The Sweets Mix Company, Inc.
         Cella's Confections, Inc.                     TRI de Latino America S.A. de
         Charms Company                                C.V.
         Charms L.P.                                   TRI Finance, Inc.
         Charms Marketing Company                      TRI International Co.
         Henry Eisen Advertising Agency, Inc.          TRI-Mass., Inc.
         J.T. Company, Inc.                            TRI Sales Co.
         O'Tec Industries, Inc.                        Tutsi S.A. de C.V.
                                                       World Trade & Marketing Ltd.

         OTHER INFORMATION

         Stock Exchange          New York Stock Exchange, Inc.
                                 (Since 1922)
         Stock Identification    Ticker Symbol: TR
                                 CUSIP No. 890516 10-7
         Stock Transfer Agent    Mellon Investor Services LLC
         and Stock Registrar     Overpeck Centre
                                 85 Challenger Road
                                 Ridgefield Park, NJ 07660
                                 1-800-851-9677
                                 www.mellon-investor.com
         Independent             PricewaterhouseCoopers LLP
         Accountants             200 East Randolph Drive
                                 Chicago, IL 60601
         General Counsel         Becker Ross Stone DeStefano & Klein
                                 317 Madison Avenue
                                 New York, NY 10017
         Annual Meeting          May 7, 2001
                                 Mutual Building, Room 1200
                                 909 East Main Street
         [LOGO]                  Richmond, VA 23219

                                        M Printed on recycled paper.
                                                                              18