Form 10-K, Exhibit 13
period 2004-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 2005-03-16
CIK 98677

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 3

Corporate Profile

Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of confectionery products for 108 years. Our products are primarily sold under the familiar brand names, Tootsie Roll, Tootsie Roll Pops, Caramel Apple Pops, Child's Play, Charms, Blow Pop, Blue Razz, Cella's chocolate covered cherries, Mason Dots, Mason Crows, Junior Mints, Charleston Chew, Sugar Daddy, Sugar Babies, Andes, Fluffy Stuff cotton candy, Dubble Bubble, Razzles, Cry Baby, Nik-L-Nip and EI Bubble.

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

We conduct business with the highest ethical standards and integrity which are codified in the Company's "Code of Business Conduct and Ethics."

Melvin J. Gordon, Chairman and Chief Executive Officer and
Ellen R. Gordon, President and Chief Operating Officer.

To Our Shareholders

Sales in 2004 increased to $420 million compared to 2003 sales of $392 million. This represents a new record level of sales for the company.

Net earnings in 2004 were $64 million as compared to $65 million in 2003. On a per share basis, earnings increased from $1.22 in 2003 to $1.23 in 2004. The increase in earnings per share results from fewer shares outstanding in 2004 due to stock repurchases.

Other highlights of 2004 include:

  •
  We purchased Concord Confections, the largest acquisition in the company's history.

Financial Highlights

	December 31,
	2004	2003

	(in thousands except per share data)
Net Sales	$420,110	$392,656
Net Earnings	64,174	65,014
Working Capital	110,376	180,818
Net Property, Plant and Equipment	178,750	129,163
Shareholders' Equity	570,179	536,581
Average Shares Outstanding*	52,366	53,305
Per Share Items*
Net Earnings	$1.23	$1.22
Cash Dividends Paid	.28	.27

   *Adjusted for stock dividends.

  •
  Cash dividends were paid for the sixty-second consecutive year, earning us recognition as a "Dividend Aristocrat" by Standard & Poors and a "Dividend Achiever" by Mergent.

  •
  Our fortieth consecutive annual 3% stock dividend was distributed in April.

  •
  Again this year, capital expenditures were made for projects that will improve operating efficiencies and support growth.

Our conservative financial posture coupled with many years of profitable operations enabled us to make these significant outlays without incurring undue leverage or putting the company at financial risk. Of the $154 million borrowed in August in conjunction with the Concord purchase, approximately 40% or $62 million was paid back, and cash and investments, net of interest bearing debt, was $86 million by year end.

We remain prepared to capitalize on appropriate investment opportunities as they may arise. These may include initiatives to develop niche products, investment in strategically or economically prudent capital projects and pursuit of additional complementary business acquisitions. We remain active in our evaluation of opportunities in each of these areas.

Sales and Marketing

We have long recognized the competitive advantage of having strong brands which position us well against the continuing onslaught of low priced foreign imports, private label imitators and branded competition from other confectionery manufacturers.

In 2004 we again offered focused promotional programs such as bonus bags, shippers and combo packs to high volume classes of trade. These programs reinforce the attributes of quality and value that consumers expect and generate high-turn, profitable use of shelf and floor space that retailers demand.

We also successfully continued our sales initiatives in the growing dollar store class of trade. Consumers who frequent these outlets tend to be value oriented in their purchasing decisions, and find that our brands deliver excellent quality at an affordable price.

Halloween was once again our strongest sales period. Our bagged goods, in particular our popular mixed bags assortments such as Childs Play, continued to sell well through the mass merchandise, drug, supermarket and warehouse club venues.

Outside of Halloween, our line of "theater" products continued to receive good consumer acceptance in the drug, mass merchandise, supermarket and dollar store trade classes. This family of products presents many of our most popular candies to consumers in large "theater sized" reclosable boxes with attractive display panels.

Brands featured in this line include four varieties of Dots as well as Crows, Sugar Babies, Mini-Charleston Chews and Junior Mints. In 2004 we introduced a new item in the theater box format-Junior Caramels. These boxed candies put the company in a strong position in regard to sales to theaters and to home video sections of self-service outlets.

      Junior Caramels

Junior Caramels consist of delicious, soft caramel centers enrobed in a shell of rich milk chocolate and polished to a beautiful shine. They were offered on a limited introductory basis in 2004, and met with enthusiastic consumer acceptance. National rollout is planned for 2005. Junior Caramels are an excellent example of the type of niche product extension we continually seek.

We also brought out two popular items from mixed assortments, and introduced them as stand-alone, "Limited Edition" goods. Packaged in foil bags to preserve freshness, Chocolate Tootsie Pops and Vanilla Tootsie Rolls gave consumers an opportunity to indulge in their personal favorite treats.

      Limited Edition Tootsie Rolls and Tootsie Pops

Excitement about the Tootsie Pop brand was further stimulated by the addition of a sixth flavor to our traditional five-flavor mix. Consumers can now enjoy one of three tantalizing new "mystery" flavors, watermelon, strawberry or blue raspberry, in every package they buy.

      Mean Green Blow Pops

In the Blow pop line, we updated the packaging with enhanced graphics on a brighter white, opaque background. We also introduced Mean Green, an intensely lime flavored translucent candy shell surrounding a bright green, sour lime flavored bubble gum center. Its distinctive packaging cautions consumers to "Prepare to be Limed!"

Concord Confections

In keeping with our stated goal of making complimentary business acquisitions, in August we purchased Concord Confections, maker of Dubble Bubble, to our knowledge the largest maker of bubble gum in the world. This icon brand comes in two primary formats.

      Dubble Bubble

"Chunk gum" is the familiar pink colored, tutti-frutti flavored bubble gum wrapped in wax paper bearing the instantly recognizable red oval Dubble Bubble trademark. "Gum balls" are brightly colored, spherically shaped and come in many sizes and flavors, primarily for sale in gumball machines and tube packs. Dubble Bubble is the market leader in both the chunk and ball gum categories.

Many other brands were included in the acquisition. Some of these are:

Razzles—the magic dextrose candy that turns into gum while you eat it.

Cry Baby—gum so sour it can bring a tear to your eye!

Nik-L-Nip—chewable wax bottles filled with tasty juice.

Along with these and other brands, the Concord acquisition included its principal manufacturing facilities located near Toronto.

Our sales and marketing departments are integrating Concord's broad product assortment and developing appropriate promotional strategies for these new items.

Advertising and Public Relations

Our products again received extensive cable television exposure through special interest features. The Food Network's Unwrapped program produced new segments on Fluffy Stuff Cotton Candy, Super Blow Pops and Tootsie Fruit Rolls. These are in addition to previous Unwrapped shows that feature nearly all of our major brands.

Tootsie Rolls and Tootsie Pops were spotlighted in "Snack Food Tech" on Modern Marvels, the History Channel's signature series. That show, based on engineering accomplishments, explored the snack food industry from early discoveries to the present innovative technologies employed today.

Exposure on these highly rated shows, including periodic replays, generates positive awareness of our products.

We also utilized cable television to convey our classic "How Many Licks?" Tootsie Pops advertising message. The 2004 campaign was directed toward cartoon and family programs, and generated the inevitable letters from many consumers who succumbed to the urge to convey just how many licks it does take. Alas, the precise answer remains elusive, lending credence to Mr. Owl's wise observation: "the world may never know!"

The company has had a long history of making products for military rations. We continue to receive many gratifying letters from soldiers in Iraq and elsewhere, commenting on how Tootsie Rolls in their ration kits brightened their day or brought forth a nostalgic reminder of home.

There were also numerous articles and stories in newspapers and other publications throughout the year publicizing our products. Many of these focus on holiday themes such as "popular Halloween candies" or "what's new for the Easter season." Other articles highlight certain consumer trends such as the current popularity of nostalgic 'retro' products and feature many of our brands, which have stood the test of time and remain consumer favorites.

Manufacturing and Distribution

We continue to invest in projects that support growing product lines, keep our production facilities as efficient as possible and improve product quality.

We began new capital projects of these types during the year and completed several other major initiatives, which began in prior years. As technology evolves, we have continued to realize benefits through automation.

We have long found merit in sharing ideas among facilities. As with past acquisitions, we anticipate that the addition of Concord's operations will enhance this process. Accordingly, we have eagerly begun to share ideas and best practices between our other manufacturing and distribution centers and Concord.

Our distribution centers are physically capable of handling the volume of Concord inventory, enabling us to focus on the complex process of integrating these products into our supply chain. This effort is already well underway.

Purchasing

Prices for key raw materials and packaging were generally favorable during the year. In particular, cocoa eased substantially from recent historically high levels. However, this saving was nearly offset by increased costs in edible oils.

We are in the process of bringing the procurement activities for Concord on line with our purchasing systems. Where possible we will leverage this additional volume in our competitive bidding, hedging and forward purchase programs to ensure that the company's purchases are sourced as economically as possible, with minimum exposure to short-term market fluctuations.

Information Technology and Internal Controls

Integrating Concord into our systems was a major operational initiative during 2004. Planning was completed, certain systems have been brought over and the remaining system areas will be converted to our platform during the first half of 2005.

Projects of this scope reinforce the wisdom of past investments of time and money toward developing state-of-the-art business systems and data management protocols. We remain convinced that information technology is a prime strategic tool to support future growth.

Also during 2004 we, as well as other large public companies, undertook the substantial task of documenting and testing our system of internal controls in order to meet the requirements of the Sarbanes-Oxley Act. Completing this process in a timely fashion required commitment and cooperation throughout our organization. We are pleased to note that our controls over financial reporting, which we always believed to be good, are now documented and tested.

International

Our international sales increased during 2004. We manufacture and sell products in Mexico under the Tutsi trademark. We also sell Tootsie, Charms and Concord products to Canada and over 30 other countries in Europe, Asia and South and Central America. Our legacy product line, coupled with newly acquired Dubble Bubble products, offer a compelling and broad assortment of items that can be extended to additional foreign markets.

In Appreciation

We believe that people have been the key ingredient in our recipe for success over the years. Excellence is required at every level of the organization to meet the growing demands in today's increasingly competitive marketplace. Accordingly, we wish to thank our many loyal employees, customers, foreign distributors, suppliers and sales brokers for their efforts on behalf of the company during 2004. We also thank our shareholders for their support through the years.

We remain committed to growing the sales and profits of the company and believe that we are well positioned in this regard as we enter 2005.

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

FINANCIAL CONDITION

The strong financial condition in which the company entered 2004, coupled with profitable operations during the year, enabled us to make the largest acquisition in the company's history without incurring undue leverage or placing the company at financial risk. Working capital ended the year at $110,376, down from $180,818 at the beginning of the year. The decrease of $70,442 is due to lower cash and short-term investments and higher current debt used to finance the Concord acquisition, partially offset by the working capital acquired.

Interest bearing debt was $99,500 at year end, $62,000 lower than the peak of $161,500 on August 31, 2004 immediately following the acquisition. Debt was paid down through a combination of cash flow provided by operating activities and investment maturities.

Shareholders equity increased to $570,179 in 2004 from $536,581 primarily due to net earnings during the year, net of cash dividends and share repurchases. The company has paid cash dividends for sixty-two consecutive years and has distributed a stock dividend for forty consecutive years.

The company has a simple financial structure, and aside from an immaterial amount of operating leases, the company has no "off-balance sheet" financing arrangements. We maintain a conservative financial posture and funds generated from operations plus maturities of short term investments are expected to be adequate to meet the company's financing needs over the coming year. These funds may be augmented by prudent borrowing for significant investments such as was done for the Concord acquisition.

RESULTS OF OPERATIONS

2004 vs. 2003

Net sales in 2004 grew to a record $420,110, an increase of $27,454 from 2003 sales of $392,656. Sales benefited from successful marketing and promotional programs, including pre-Halloween sales programs that have traditionally made our third quarter the highest selling period of the year and did so again this year.

However, the sales increase in 2004 is attributable to sales resulting from the Concord acquisition as core brand sales were approximately even with the prior year.

Cost of goods sold increased from 56.7% to 58.2% of sales. This increase is due to lower margins on acquired brands, lower production volumes in several core product lines, approximately $1,800 in start-up costs associated with a new production line and a $600 inventory adjustment for a discontinued product line. These expenses were partially offset by somewhat lower raw material and packaging costs.

Due to the seasonal nature of our business and corresponding variations in product mix, gross margins have historically been lower in the second half of the year, and this was the case in 2004. The impact of the factors discussed above was concentrated in the fourth quarter. As a result, fourth quarter gross margins were lower than in 2003.

Selling, marketing and administrative expense increased as a percent of sales to 20.4% in 2004 from 19.8% in 2003. The increase is due to expenses associated with Concord and approximately $1,500 higher freight costs related to fuel surcharges, as well as higher fees associated with Sarbanes-Oxley compliance and general cost increases.

Other income declined from $5,594 in 2003 to $4,784 in 2004 due to higher interest expense and lower investment earnings, both related to financing the Concord acquisition. The consolidated effective tax rate declined from 33.6% in 2003 to 32.2%. This decline generally reflects a reduction in foreign income taxes.

Consolidated net earnings were $64,174 and $65,014 and earnings per share were $1.23 and $1.22 in 2004 and 2003, respectively. Average shares outstanding declined from 53,305 to 52,366 due to share repurchases.

2003 vs. 2002

Net sales were $392,656 in 2003 compared to $393,185 in 2002, a decrease of $529 or 0.1%. Factors effecting sales growth were generally sluggish US economic conditions, higher promotional expense and lower sales in Mexico. Seasonal sales again peaked in the third quarter due to Halloween sales and promotions.

Cost of goods sold as a percentage of net sales was 56.7% and 56.5% for 2003 and 2002, respectively. Higher costs for our principal ingredients and increased plant overhead costs incurred during 2003 were generally offset by selective price increases. Gross margins were lower in the second half of the year due to seasonality and corresponding variations in product mix.

Selling, marketing and administrative expenses were $77,756 in 2003 as compared to $75,751 in 2002, an increase of 2.6%. These costs were 19.8% of sales in 2003 versus 19.3% in the prior year.

Accordingly, earnings from operations were $92,353 in 2003, or $2,877 below the $95,230 attained in 2002. Other income was $5,594 in 2003 as compared to $5,458 in 2002. The increase of $136 is primarily attributable to a $541 property tax refund in 2003, partially offset by lower interest income due to lower interest rates.

The consolidated effective tax rate decreased from 34.1% in 2002 to 33.6% in 2003. This decline generally reflects a reduction in state income taxes.

Net earnings were $65,014 and $66,388 and earnings per share were $1.22 in both 2003 and 2002. Earnings per share remained constant on lower net earnings due to share repurchases. Average shares outstanding declined from 54,592 in 2002 to 53,305 in 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities were $76,228 in 2004, $83,466 in 2003 and $75,473 in 2002. Both the decline in 2004 and the increase in 2003 were principally attributable to changes in accounts receivable due to the timing of sales and customer payments. Also, while inventories grew in each of 2004, 2003 and 2002, the 2004 increase was higher because of the addition of Concord items to our supply chain.

Cash flows from investing activities reflect the purchase of Concord Confections for $218,229 as well as capital expenditures of $17,948 and a $72,138 net decrease in marketable securities associated with financing the acquisition. In 2003, capital expenditures were $12,150 and marketable securities increased by a net of $38,233. In 2002, capital expenditures were $10,308 and marketable securities increased by $19,263.

Cash flows from financing activities reflect a borrowing of $154,000 for the acquisition and $62,000 of payments against this loan. Share repurchases were $16,407, $40,096 and $32,313 in 2004, 2003 and 2002, respectively. Cash dividends of $14,877, $14,410 and $14,614 were paid in 2004, 2003 and 2002, respectively. 2004 was the sixty-second consecutive year in which we have paid cash dividends.

MARKET RISKS

The company is exposed to market risks related to commodity prices, interest rates, equity prices and foreign exchange.

Commodity price risks relate to ingredients (primarily sugar, cocoa, corn syrup and vegetable oils). The company believes its competitors face similar risks, and the industry has historically adjusted prices to compensate for adverse fluctuations in commodity costs.

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

Interest rate risks relate to the company's investments in debt securities (primarily municipal bonds) with maturities of generally up to four years. The majority of these have historically been held to maturity, which limits the company's exposure to interest rate fluctuations. Interest rates on the company's debt obligations are reset weekly.

Equity price risk relates to the company's investments in mutual funds.

Foreign exchange risk relates to the company's foreign operations including Concord and purchase commitments.

The company has no outstanding guarantees of obligations to third parties.

Commodities

The potential change in fair value of commodity derivative instruments (primarily sugar futures contracts) held by the company, assuming a 10% change in the underlying commodity price, was $858. This analysis only includes commodity derivative instruments and, therefore, does not consider the offsetting effect of changes in the price of the underlying commodity. This amount is not significant compared with the net earnings and shareholders equity of the company.

Equity price

At December 31, 2004, the company has investments in mutual funds of $25,332. These investments primarily relate to hedging deferred compensation liabilities, and any potential change in their fair value would be offset by a corresponding change in such liabilities.

Interest Rates

The accompanying chart summarizes the maturities of the company's investments in debt securities at December 31, 2004.

Less than 1 year	$28,701
1 - 2 years	53,014
2 - 3 years	18,293

Total	$100,008

Foreign Exchange

Prior to the acquisition of Concord, the company's operations outside of the United States represented less than 10% of its consolidated operations. Accordingly, the company did not use derivative financial instruments to hedge its foreign currency assets or liabilities or its overall investments in its foreign subsidiaries.

Certain of Concord's manufacturing expenses, including labor and a portion of its packaging, ingredients and supplies are sourced in Canadian dollars. From time to time the company may use forward foreign exchange contracts and derivative instruments to mitigate its exposure to these costs as well as those related to firm commitments to purchase equipment from foreign vendors. As of December 31, 2004 the company had not entered into any forward foreign exchange contracts with respect to the Canadian dollar, and other outstanding foreign exchange contracts were not material.

CRITICAL ACCOUNTING POLICIES

Preparation of the company's financial statements involves judgments due to uncertainties affecting the application of accounting policies, and the likelihood that different amounts would be reported under different conditions or using different assumptions. In the opinion of management, the company does not have any individual accounting policy that is "critical." However, following is a summary of the more significant accounting policies and methods where estimates are used.

Revenue recognition

Revenue, net of applicable provisions for discounts, returns, allowances, and certain advertising and promotional costs, is recognized when products are delivered to customers and collectibility is reasonably assured. The accounting for such promotional programs is discussed below.

Provisions for bad debts are recorded as selling, marketing and administrative expense. Such provisions have not exceeded 0.2% of net sales for 2004, 2003 and 2002 and, accordingly, have not been significant to the company's financial position or results of operations.

Intangible assets

Effective January 1, 2002 the company adopted SFAS No. 142, whereby goodwill and other indefinite lived assets are not amortized, but are instead subjected to annual testing for impairment. The company's intangible assets consist primarily of trademarks, the values of which the company has determined are not impaired.

This determination is made by comparing the carrying value of the asset with its estimated fair value, which is calculated on the basis of discounted projected future cash flows. These projected future cash flows are dependent on a number of factors including future business plans and projected operating results. Although the majority of the company's trademarks relate to well established brands with a long history of consumer acceptance, projected cash flows are inherently uncertain. A change in the assumptions underlying the impairment analysis, such as a reduction in projected cash flows or the use of a different discount rate, could cause an impairment in the future.

Customer incentive programs, advertising and marketing

Advertising and marketing costs are recorded in the period to which such costs relate. The company does not defer the recognition of any amounts on its consolidated balance sheet with respect to such costs. Customer incentives and other promotional costs are recorded at the time of sale based upon incentive program terms and historical utilization statistics, which are generally consistent from year to year.

The liabilities associated with these programs are reviewed quarterly and adjusted if utilization rates differ from management's original estimates. Such adjustments have not historically been material to the company's operating results.

Investments

The company invests in certain high-quality debt securities primarily Aa or better rated municipal bonds. The accounting for such investments is outlined in Note 1 and does not involve any significant estimates on the part of management. Due to their relatively short maturities, changes in interest rates have an immaterial effect on the principal value of these investments and no credit losses have been incurred.

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

Open Contractual Commitments as of December 31, 2004

Payable in	Total	Less than 1 year	1 to 3 Years	3 to 5 Years	More than 5 Years

Commodity hedges	$8,588	$5,176	$3,412	$ —	$ —
Purchase obligations	68,919	68,919	—	—	—
Split dollar insurance	8,256	3,441	4,815	—	—
Interest bearing debt	99,500	6,333	85,667	—	7,500
Operating leases	1,350	851	499	—	—

Total	$186,613	$84,720	$94,393	$ —	$7,500

Note: the above amounts exclude deferred income tax liabilities of $25,995, post retirement health care and life insurance benefits of $10,075 and deferred compensation and other liabilities of $30,020 because the timing of payments relating to these items cannot be reasonably determined.

and supplies, all entered into in the ordinary course of business, the company does not have any significant contractual obligations or future commitments. The company's outstanding contractual commitments as of December 31, 2004, all of which are normal and recurring in nature, are summarized in the accompanying chart.

The company provides split dollar life insurance benefits to certain executive officers and records an asset equal to the cumulative premiums paid on the related policies, as the company will fully recover these premiums under the terms of the plan.

The results of our operations and our financial condition are expressed in the following financial statements.

CONSOLIDATED STATEMENT OF
Financial Position

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands)

Assets	December 31,
	2004	2003
CURRENT ASSETS:
Cash and cash equivalents	$ 56,989	$ 84,084
Investments	32,369	86,961
Accounts receivable trade, less allowances of $2,440 and $1,970	28,456	18,131
Other receivables	9,001	3,076
Inventories:
Finished goods and work-in-process	37,384	28,969
Raw materials and supplies	21,393	17,117
Prepaid expenses	5,719	4,416
Deferred income taxes	1,382	951

Total current assets	192,693	243,705

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	14,973	8,265
Buildings	61,714	44,960
Machinery and equipment	244,367	206,697

	321,054	259,922
Less—Accumulated depreciation	142,304	130,759

	178,750	129,163

OTHER ASSETS:
Goodwill	74,002	38,151
Trademarks	193,342	79,348
Investments	96,640	112,431
Split dollar officer life insurance	66,094	62,499
Investment in joint venture	10,232	—

	440,310	292,429

	$811,753	$665,297

(The accompanying notes are an integral part of these statements.)

(in thousands except per share data)

Liabilities and Shareholders' Equity	December 31,
	2004	2003
CURRENT LIABILITIES:
Bank loan	$ 6,333	$ —
Accounts payable	19,315	11,947
Dividends payable	3,659	3,589
Accrued liabilities	44,722	38,834
Income taxes payable	8,288	8,517

Total current liabilities	82,317	62,887

NONCURRENT LIABILITIES:
Bank loan	85,667	—
Deferred income taxes	25,995	22,631
Postretirement health care and life insurance benefits	10,075	9,302
Industrial development bonds	7,500	7,500
Deferred compensation and other liabilities	30,020	26,396

Total noncurrent liabilities	159,257	65,829

SHAREHOLDERS' EQUITY:
Common stock, $.69-4/9 par value— 120,000 shares authorized— 34,760 and 34,082, respectively, issued	24,139	23,668
Class B common stock, $.69-4/9 par value— 40,000 shares authorized— 17,515 and 17,145, respectively, issued	12,163	11,906
Capital in excess of par value	397,745	357,922
Retained earnings, per accompanying statement	149,055	156,786
Accumulated other comprehensive earnings (loss)	(10,931)	(11,709)
Treasury stock (at cost)— 58 shares and 56 shares, respectively	(1,992)	(1,992)

	570,179	536,581

	$811,753	$665,297

CONSOLIDATED STATEMENT OF
Earnings, Comprehensive Earnings and Retained Earnings

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands except per share data)

	For the year ended December 31,
	2004	2003	2002
Net sales	$420,110	$392,656	$393,185
Cost of goods sold	244,501	222,547	222,204

Gross margin	175,609	170,109	170,981
Selling, marketing and administrative expenses	85,705	77,756	75,751

Earnings from operations	89,904	92,353	95,230
Other income, net	4,784	5,594	5,458

Earnings before income taxes	94,688	97,947	100,688
Provision for income taxes	30,514	32,933	34,300

Net earnings	$ 64,174	$ 65,014	$ 66,388

Net earnings	$ 64,174	$ 65,014	$ 66,388
Other comprehensive earnings (loss)	778	(657)	(1,139)

Comprehensive earnings	$ 64,952	$ 64,357	$ 65,249

Retained earnings at beginning of year	$156,786	$148,705	$161,345
Net earnings	64,174	65,014	66,388
Cash dividends ($.28, $.27 and $.26 per share, respectively)	(14,547)	(14,362)	(14,304)
Stock dividends	(57,358)	(42,571)	(64,724)

Retained earnings at end of year	$149,055	$156,786	$148,705

Earnings per share	$ 1.23	$ 1.22	$ 1.22

Average common and class B common shares outstanding	52,366	53,305	54,592

(The accompanying notes are an integral part of these statements.)

CONSOLIDATED STATEMENT OF
Cash Flows

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands)

	For the year ended December 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$ 64,174	$ 65,014	$ 66,388
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	11,680	11,379	12,354
Amortization of marketable securities	1,885	2,534	1,407
Purchase of trading securities	(2,507)	(3,154)	(2,602)
Changes in operating assets and liabilities:
Accounts receivable	673	4,266	(2,886)
Other receivables	1,574	490	619
Inventories	(4,567)	(2,579)	(2,734)
Prepaid expenses and other assets	(5,054)	(4,864)	(6,502)
Accounts payable and accrued liabilities	2,478	2,582	5,052
Income taxes payable and deferred	2,712	3,827	318
Postretirement health care and life insurance benefits	773	1,151	701
Deferred compensation and other liabilities	2,227	2,651	2,554
Other	180	169	804

Net cash provided by operating activities	76,228	83,466	75,473

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business, net of cash acquired	(218,229)	—	—
Capital expenditures	(17,948)	(12,150)	(10,308)
Purchase of held to maturity securities	(22,049)	(57,823)	(64,956)
Maturity of held to maturity securities	44,113	25,643	46,797
Purchase of available for sale securities	(83,987)	(57,578)	(34,795)
Sale and maturity of avail- able for sale securities	134,061	51,525	33,691

Net cash used in investing activities	(164,039)	(50,383)	(29,571)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loan	154,000	—	—
Repayment of bank loan	(62,000)	—	—
Shares repurchased and retired	(16,407)	(40,096)	(32,313)
Dividends paid in cash	(14,877)	(14,410)	(14,614)

Net cash provided by (used in) financing activities	60,716	(54,506)	(46,927)

Decrease in cash and cash equivalents	(27,095)	(21,423)	(1,025)
Cash and cash equivalents at beginning of year	84,084	105,507	106,532

Cash and cash equivalents at end of year	$ 56,989	$ 84,084	$105,507

Supplemental cash flow information:
Income taxes paid	$ 28,966	$ 31,561	$ 34,099

Interest paid	$ 879	$ 172	$ 309

Stock dividend issued	$ 56,959	$ 42,513	$ 64,371

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

Revenue recognition and other accounting pronouncements:

    Products are sold to customers based on accepted purchase orders which include quantity, sales price and other relevant terms of sale. Revenues are recognized when products are delivered to customers and collectibility is reasonably assured. Shipping and handling costs of $31,795, $28,217 and $28,579 in 2004, 2003 and 2002, respectively, are included in selling, marketing and administrative expenses. Accounts receivable are unsecured. Revenues from a major customer aggregated approximately 20.8%, 20.6% and 19.6% of total net sales during the years ended December 31, 2004, 2003 and 2002, respectively.

    In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs—an amendment to ARB No. 43, Chapter 4," which amends guidance in accounting for abnormal amounts of idle facility expense. The company believes that the pronouncement is generally not applicable to the company's operations and to the extent it may be applicable it is not expected to have a significant impact on the company's consolidated financial statements.

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

    The company's derivative instruments are being accounted for as cash flow hedges and are recorded on the balance sheet at fair value. Changes therein are recorded in other comprehensive earnings and are reclassified to earnings in the periods in which earnings are affected by the hedged item. Substantially all amounts reported in accumulated other comprehensive earnings (loss) are expected to be reclassified to cost of goods sold. During the years ended December 31, 2004, 2003 and 2002, ineffectiveness related to cash flow hedges was not material.

Inventories:

    Inventories are stated at cost, not to exceed market. The cost of substantially all of the company's inventories ($54,794 and $42,735 at December 31, 2004 and 2003, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $5,868 and $6,442 at December 31, 2004 and 2003, respectively. The cost of certain foreign inventories ($3,983 and $3,351 at December 31, 2004 and 2003, respectively) has been determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Property, plant and equipment:

    Depreciation is computed for financial reporting purposes by use of the straight-line method based on useful lives of 20 to 35 years for buildings and 5 to 20 years for machinery and equipment. Depreciation expense was $11,680, $11,379 and $12,354 in 2004, 2003 and 2002, respectively, including $744 relating to equipment disposals.

Carrying value of long-lived assets:

    The company reviews long-lived assets to determine if there are events or circumstances indicating that the amount of the asset reflected in the company's balance sheet may not be recoverable. When such indicators are present, the company compares the carrying value of the long-lived asset, or asset group, to the future undiscounted cash flows of the underlying assets to determine if an impairment exists. If applicable, an impairment charge would be recorded to write down the carrying value to its fair value. The determination of fair value involves the use of estimates of future cash flows that involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. No impairment charges were recorded by the company during 2004, 2003 or 2002.

Postretirement health care and life insurance benefits:

    The company provides certain postretirement health care and life insurance benefits. The cost of these postretirement benefits is accrued during employees' working careers. The company also provides split dollar life insurance benefits to certain executive officers. The company records an asset equal to the cumulative insurance premiums that will be recovered upon the death of a covered employee(s) or earlier under the terms of the plan. Split dollar premiums paid were $3,620, $4,237 and $6,890 in 2004, 2003 and 2002, respectively.

Intangible assets:

    The company accounts for intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which was adopted by the company on January 1, 2002. In accordance with this statement, goodwill and intangible assets with indefinite lives are not amortized, but rather tested for impairment at least annually. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. The company has completed its annual impairment testing of its goodwill and trademarks during the fourth quarter of each of the years presented, and no impairment was found.

Income taxes:

    Deferred income taxes are recorded and recognized for future tax effects of temporary differences between financial and income tax reporting. Federal income taxes are provided on the portion of income of foreign subsidiaries that is expected to be remitted to the U.S. and become taxable, but not on the portion that is considered to be permanently invested in the foreign subsidiary.

Foreign currency translation:

    The company has determined the functional currency for each foreign subsidiary. The U.S. dollar is used as the functional currency where a substantial portion of the subsidiary's business is indexed to the U.S. dollar or where its manufactured products are principally sold in the U.S. All other foreign subsidiaries use the local currency as their functional currency. Where the U.S. dollar is used as the functional currency, foreign currency translation adjustments are recorded as a charge or credit to other income in the statement of earnings. Where the foreign currency is used as the functional currency, translation adjustments are recorded as a separate component of comprehensive earnings (loss).

Joint venture:

    The company's 50% interest in two Spanish companies is accounted for using the equity method. The company records an increase in its investment in the joint venture to the extent of its share of the joint venture's earnings, and reduces its investment to the extent of dividends received. No dividends were received during 2004.

Comprehensive earnings:

    Comprehensive earnings includes net earnings, foreign currency translation adjustments and unrealized gains/losses on commodity hedging contracts and marketable securities.

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

NOTE 2—ACCRUED LIABILITIES:

    Accrued liabilities are comprised of the following:

	December 31,
	2004	2003
Compensation	$13,839	$12,213
Other employee benefits	5,261	4,998
Taxes, other than income	2,248	2,531
Advertising and promotions	13,710	11,525
Other	9,664	7,567

	$44,722	$38,834

NOTE 3—BANK LOAN AND INDUSTRIAL DEVELOPMENT BONDS:

    The bank loan is payable in quarterly installments through August of 2006. As a result of prepayments made in 2004, the next quarterly installment is due in December, 2005. The loan is collateralized by investments in marketable securities and is subject to other terms and conditions, none of which are significant. Interest is LIBOR based, and the average rate was 2.0% in 2004.

    Industrial development bonds are due in 2027. The average floating interest rate was 1.3% and 1.2% in 2004 and 2003, respectively.

NOTE 4—INCOME TAXES:

    The domestic and foreign components of pretax income are as follows:

	2004	2003	2002
Domestic	$89,164	$96,170	$98,978
Foreign	5,524	1,777	1,710

	$94,688	$97,947	$100,688

    The provision for income taxes is comprised of the following:

	2004	2003	2002
Current:
Federal	$26,303	$27,904	$32,303
Foreign	731	485	553
State	1,070	1,202	1,523

	28,104	29,591	34,379

Deferred:
Federal	2,907	3,465	(286)
Foreign	(605)	(252)	176
State	108	129	31

	2,410	3,342	(79)

	$30,514	$32,933	$34,300

    Significant components of the company's net deferred tax liability at year end were as follows:

	December 31,
	2004	2003
Deferred tax assets:
Deferred compensation	$9,937	$8,855
Post retirement benefits	3,493	3,076
Reserve for uncollectible accounts	480	480
Other accrued expenses	2,380	2,337
Foreign subsidiary tax loss carry forward	1,164	157
Foreign subsidiary tax credit carry forward	2,039	2,098
Inventory reserves	1,106	1,080
Other	1,512	1,231

	22,111	19,314
Valuation reserve	(1,183)	(1,522)

Total deferred tax assets	$20,928	$17,792

Deferred tax liabilities:
Depreciation	$19,638	$18,333
Deductible goodwill and trademarks	15,840	12,835
Accrued export company commissions	3,087	2,825
VEBA funding	711	460
Inventory reserves	2,233	2,629
Prepaid insurance	985	—
Other	3,047	2,390

Total deferred tax liabilities	$45,541	$39,472

Net deferred tax liability	$24,613	$21,680

    At December 31, 2004, the tax benefit of foreign subsidiary tax loss carry forwards expiring by year are as follows: $27 in 2005, $11 in 2009, $928 in 2011, $27 in 2012 and $171 in 2014.

    Also at December 31, 2004, the amounts of the foreign subsidiary tax credit carry forwards expiring by year are as follows: $48 in 2005, $244 in 2007, $222 in 2008, $198 in 2009, $329 in 2010, $342 in 2011, $328 in 2012, $279 in 2013 and $49 in 2014. A valuation allowance has been established for these carry forward credits to reduce the future income tax benefits to amounts expected to be realized.

    The effective income tax rate differs from the statutory rate as follows:

	2004	2003	2002
U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net	0.8	0.9	1.0
Exempt municipal bond interest	(1.2)	(1.6)	(1.8)
Foreign tax rates	(1.9)	—	—
Other, net	(0.5)	(0.7)	(0.1)

Effective income tax rate	32.2%	33.6%	34.1%

    The company has not provided for U.S. federal or foreign withholding taxes on $13,411 and $7,763 of foreign subsidiaries' undistributed earnings as of December 31, 2004 and December 31, 2003, respectively, because such earnings are considered to be permanently reinvested. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

    On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Act"). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret certain provisions of the Act. As such, the Company has not yet determined whether, and to what extent, it may repatriate earnings that have not yet been remitted to the U.S. and therefore makes no estimate as to the amount of future remittances.

    The Act also provides for a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. This provision also is subject to a number of limitations which effect the effective tax rate in 2005 and later. The company has not yet determined the extent to which its effective rate will change.

    Certain Mexican tax laws were amended during 2004. These become effective primarily during 2005. The company has considered these amendments in determining the 2004 income tax provision, and will continue to monitor their impact during 2005.

NOTE 5—SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

			Class B Common Stock
	Common Stock				Treasury Stock
							Capital in excess of par value
	Shares	Amount	Shares	Amount	Shares	Amount
	(000's)		(000's)		(000's)
Balance at January 1, 2002	34,139	$23,708	16,319	$11,332	(53)	$(1,992)	$323,981
Issuance of 3% stock dividend	1,009	700	488	339	(2)	—	63,332
Conversion of Class B common shares to common shares	48	33	(48)	(33)	—	—	—
Purchase and retirement of common shares	(948)	(658)	—	—	—	—	(31,655)

Balance at December 31, 2002	34,248	23,783	16,759	11,638	(55)	(1,992)	355,658
Issuance of 3% stock dividend	1,017	706	502	349	(1)	—	41,458
Conversion of Class B common shares to common shares	116	81	(116)	(81)	—	—	—
Purchase and retirement of common shares	(1,299)	(902)	—	—	—	—	(39,194)

Balance at December 31, 2003	34,082	23,668	17,145	11,906	(56)	(1,992)	357,922
Issuance of 3% stock dividend	1,009	701	513	356	(2)	—	55,901
Conversion of Class B common shares to common shares	143	99	(143)	(99)	—	—	—
Purchase and retirement of common shares	(474)	(329)	—	—	—	—	(16,078)

Balance at December 31, 2004	34,760	$24,139	17,515	$12,163	(58)	$(1,992)	$397,745

    Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends.

    While the company does not have a formal or publicly announced stock repurchase program, the company's board of directors periodically authorizes a dollar amount for share repurchases.

    Based upon this policy, shares were purchased and retired as follows:

Year	Total Number Of Shares Purchased	Average Price Paid Per Share
2004	474	$34.56
2003	1,299	$30.82
2002	948	$34.03

NOTE 6—OTHER INCOME, NET:

    Other income (expense) is comprised of the following:

	2004	2003	2002
Interest and dividend income	$3,784	$4,465	$5,556
Interest expense	(912)	(172)	(309)
Joint venture income	232	—	—
Foreign exchange gains (losses)	453	(78)	(206)
Royalty income	698	542	371
Capital gains (losses)	(163)	112	(35)
Rental income	413	88	2
Miscellaneous, net	279	637	79

	$4,784	$5,594	$5,458

NOTE 7—EMPLOYEE BENEFIT PLANS:
Pension plans:

    The company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 2004, 2003 and 2002 approximated $3,135, $3,073 and $2,867, respectively. The company also maintains certain profit sharing and savings-investment plans. Company contributions in 2004, 2003 and 2002 to these plans were $806, $796 and $709, respectively.

    The company also contributes to multi-employer defined benefit pension plans for its union employees. Such contributions aggregated $1,007, $1,048 and $1,055 in 2004, 2003 and 2002, respectively. The relative position of each employer associated with the multi-employer plans with respect to the actuarial present value of benefits and net plan assets is not determinable by the company.

Deferred compensation

    The company sponsors three deferred compensation plans for selected executives and other employees: (i) the Excess Benefit Plan, which restores retirement benefits lost due to IRS limitations on contributions to tax-qualified plans, (ii) the Supplemental Plan, which allows eligible employees to defer the receipt of eligible compensation until designated future dates and (iii) the Career Achievement Plan, which provides a deferred annual incentive award to selected executives. Participants in these plans earn a return on amounts due them based on several investment options, which mirror returns on underlying investments (primarily mutual funds). The company hedges its obligations under the plans by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2004 and 2003, these investments totaled $25,300 and $21,200, respectively. All gains and losses in these investments are equally offset by corresponding gains and losses in the company's deferred compensation liabilities.

Postretirement health care and life insurance benefit plans:

    The company provides certain postretirement health care and life insurance benefits for corporate office and management employees. Employees become eligible for these benefits based upon their age and service and if they agree to contribute a portion of the cost. The company has the right to modify or terminate these benefits. The company does not fund postretirement health care and life insurance benefits in advance of payments for benefit claims.

    The changes in the accumulated postretirement benefit obligation at December 31, 2004 and 2003 consist of the following:

	December 31,
	2004	2003
Benefit obligation, beginning of year	$9,302	$8,151
Net periodic postretirement benefit cost	992	1,327
Benefits paid	(219)	(176)

Benefit obligation, end of year	$10,075	$9,302

    Net periodic postretirement benefit cost included the following components:

	2004	2003	2002
Service cost—benefits attributed to service during the period	$521	$638	$462
Interest cost on the accumulated postretirement benefit obligation	514	604	481
Amortization of unrecognized net gain	(43)	85	(30)

Net periodic postretirement benefit cost	$992	$1,327	$913

    For measurement purposes, a 9.0% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004; the rate was assumed to decrease gradually to 5.5% for 2011 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.75% and 6.0% at December 31, 2004 and 2003, respectively.

    Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect on:

	1% Increase	1% Decrease
Postretirement benefit obligation	$1,315	$(1,075)
Total of service and interest cost components	$212	$(170)

    The company estimates future benefit payments will be $364, $355, $424, $447 and $455 in 2005 through 2009, respectively, and a total of $2,633 in 2010 through 2014. In December 2003, the FASB issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which the company adopted in 2003. In January 2004, the FASB issued Staff Position No. 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (FSP 106-1) which the company adopted during 2004. The company intends to integrate its retiree prescription drug benefit with the federal benefit that will become available to Medicare eligible retirees in 2006. In accordance with FSP 106-1 the company's accumulated postretirement benefit obligation has been reduced by an unrecognized gain of $864 as of December 31, 2004 related to the federal benefit.

NOTE 8—COMMITMENTS:

    Rental expense aggregated $1,012, $962 and $941 in 2004, 2003 and 2002, respectively.

    Future operating lease commitments are not significant.

NOTE 9—SEGMENT AND GEOGRAPHIC INFORMATION:

    The company operates as a single reportable segment encompassing the manufacture and sale of confectionery products. Its principal manufacturing operations are located in the United States and Canada, and its principal market is the United States. The company also manufactures and sells confectionery products in Mexico, and exports products to Canada as well as to over 30 countries worldwide.

    The following geographic data include net sales summarized on the basis of the customer location and long-lived assets based on their physical location.

	2004	2003	2002
Net Sales:
United States	$387,280	$362,373	$361,446
Foreign	32,830	30,283	31,739

	$420,110	$392,656	$393,185

Long-lived assets:
United States	$293,618	$283,362	$297,894
Foreign	58,098	5,013	5,738

	$351,716	$288,375	$303,632

NOTE 10—DISCLOSURES ABOUT THE FAIR VALUE AND CARRYING AMOUNT OF FINANCIAL INSTRUMENTS:

    The carrying amount approximates fair value of cash and cash equivalents because of the short maturity of those instruments. The fair values of investments are estimated based on quoted market prices. The fair value of the company's bank loan and industrial development bonds approximates their carrying value because they have a floating interest rate.

    During the third quarter of 2004 approximately $36,000 of held to maturity investments were liquidated in connection with financing the acquisition of Concord Confections. As a result, the $101,000 balance of held to maturity securities was reclassified to available for sale. This change in classification was not significant to the company's 2004 net earnings or comprehensive earnings.

    The carrying amount and estimated fair values of the company's financial instruments are as follows:

	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$56,989	$56,989	$84,084	$84,084
Investments held to maturity	—	—	136,801	137,609
Investments available for sale	103,676	103,676	41,346	41,346
Investments in trading securities	25,332	25,332	21,243	21,243
Bank loan and industrial development bonds	99,500	99,500	7,500	7,500

    A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses and amortized cost basis of the company's investment portfolio by major security type is as follows:

	December 31, 2004
			Unrealized
Available for Sale:		Fair Value
	Cost		Gains	Losses
Municipal bonds	$100,630	$100,008	$—	$(622)
Mutual funds	2,714	3,668	954	—

	$103,344	$103,676	$954	$(622)

	December 31, 2003
			Unrealized
Held to Maturity:	Amortized Cost
		Fair Value	Gains	Losses
Municipal bonds	$136,356	$137,170	$814	$—
Unit investment trusts of municipal bonds	445	439	—	(6)

	$136,801	$137,609	$814	$(6)

Available for Sale:
Municipal bonds	$53,061	$53,202	$141	$—
Mutual funds	2,454	3,075	621	—

	$55,515	$56,277	$762	$—

    Available for sale securities of $14,931 were included in cash and cash equivalents at December 31, 2003. There were no securities with maturities greater than four years and gross realized gains and losses on the sale of available for sale securities in 2004 and 2003 were not significant.

NOTE 11—COMPREHENSIVE INCOME:

    The following table sets forth information with respect to accumulated other comprehensive income (loss):

	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) On Investments	Unrealized Gains (Losses) on Derivatives	Accumulated Other Comprehensive Earnings (Loss)
Balance at January 1, 2002	$(9,977)	$449	$(385)	$(9,913)
Unrealized gains (losses)	(1,533)	(798)	(65)	(2,396)
(Gains) losses reclassified to net earnings	—	60	1,429	1,489
Tax effect	—	273	(505)	(232)

Net of tax amount	(1,533)	(465)	859	(1,139)

Balance at December 31, 2002	(11,510)	(16)	474	(11,052)
Unrealized gains (losses)	(647)	784	890	1,027
(Gains) losses reclassified to net earnings	—	2	(1,690)	(1,688)
Tax effect	—	(290)	294	4

Net of tax amount	(647)	496	(506)	(657)

Balance at December 31, 2003	(12,157)	480	(32)	(11,709)
Unrealized gains (losses)	193	(585)	2,594	2,202
(Gains) losses reclassified to net earnings	—	155	(1,237)	(1,082)
Tax effect	—	159	(501)	(342)

Net of tax amount	193	(271)	856	778

Balance at December 31, 2004	$(11,964)	$209	$824	$(10,931)

NOTE 12—ACQUISITION:

    On August 30, 2004, the company purchased certain assets and assumed certain liabilities from Concord Confections, Inc. and its affiliates (collectively Concord) including its 50% equity interest in a Spanish joint venture. Cash consideration paid of $218,229 was funded by the liquidation of $64,229 of marketable securities and a bank term loan of $154,000. The results of Concord's operations have been included in the company's condensed consolidated financial statements since August 30, 2004. Concord holds a strong market position in the bubble gum category and its products are sold primarily under the Dubble Bubble brand name and trademark.

    The acquisition has been accounted for under SFAS 141, "Business Combinations," and accordingly the purchase method of accounting has been used. The allocation of purchase price is based on management's determination and professional valuations of the fair value of the assets acquired and liabilities to be assumed. The final allocation to goodwill could be affected by the final determination of the required minimum working capital amount that was to be provided under the terms of the Concord purchase contract. The adjusted purchase price was allocated as follows:

Calculation of adjusted purchase price:
Cash consideration paid for net assets acquired	$218,229
Direct transactions fees and expenses	1,000
Less—Adjustment to purchase relating to minimum working capital required	(6,642)

Total adjusted purchase price	$212,587

Allocation of adjusted purchase price:
Net working capital	$ 7,722
Step up of inventories	1,622
Investment in joint venture	10,000
Property, plant and equipment	43,399
Indefinite lived trademarks	113,994
Goodwill—deductible for income tax	35,850

Total adjusted purchase price	$212,587

    The following table includes the unaudited pro forma net sales, net earnings and net earnings per share for 2004 and 2003 as if the company had acquired Concord as of January 1, 2003. Pro forma adjustments are necessary to reflect costs and expenses of financing the purchase, including additional interest expense relating to bank borrowings and the decrease in investment income reflecting the sale of marketable securities, and changes in depreciation expense resulting from fair value adjustments to net tangible assets.

    The unaudited pro forma combined financial information presented does not reflect any cost savings or synergies that might be realized, including the anticipated elimination of substantially all of the Concord historical senior executive compensation and other management expenses which aggregated approximately $3,872 and $10,283 net of income taxes for the twelve months of 2004 and 2003, respectively. The pro forma results also reflect $495 and $12,007 of historical foreign exchange gains net of tax for 2004 and 2003, respectively.

UNAUDITED PRO FORMA COMBINED
INCOME STATEMENT OF TOOTSIE ROLL AND CONCORD
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2003

	2004 Combined Pro forma	2003 Combined Pro forma
Net sales	$479,278	$467,522
Net earnings	$64,673	$71,802
Earnings per share	$1.24	$1.35

    The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the presented periods, nor are they necessarily indicative of future consolidated results.

Management's Report on Internal Control Over Financial Reporting

The management of Tootsie Roll Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 (SEC) Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of the company's internal control over financial reporting as of December 31, 2004 as required by SEC Rule 13a-15(c). In making this assessment, we used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Management has excluded Concord Confections, Ltd. from its assessment of internal control over financial reporting as of December 31, 2004 because it was acquired by the company in a purchase business combination during 2004. Concord Confections, Ltd. is a wholly-owned subsidiary whose total assets and total revenues represent 29% and 6%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004 has been audited by PricewaterhouseCoopers, LLP an independent registered public accounting firm, as stated in their report which appears on page 19.

Tootsie Roll Industries, Inc.

Chicago, Illinois
March 11, 2005

Required Certifications

In 2004, the Company's Chief Executive Officer submitted to the New York Stock Exchange the required Annual CEO Certification certifying that he was not aware of any violation by the Company of the exchange's corporate governance listing standards, other than that the certification itself was inadvertently filed later than within 30 days subsequent to the 2004 annual stockholders' meeting date as required.

The Company filed with the Securities and Exchange Commission the certifications required of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes–Oxley Act of 2002 as exhibits to the Form 10-K for the years ended December 31, 2003 and 2004.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.:

We have completed an integrated audit of Tootsie Roll Industries, Inc.'s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive earnings, retained earnings, and cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management's Report on Internal Control Over Financial Reporting, management has excluded Concord Confections, Ltd. from its assessment of internal control over financial reporting as of December 31, 2004 because it was acquired by the Company in a purchase business combination during 2004. We have also excluded Concord Confections, Ltd. from our audit of internal control over financial reporting. Concord Confections, Ltd. is a wholly-owned subsidiary whose total assets and total revenues represent 29% and 6% , respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2004.

Chicago, Illinois
March 11, 2005

Quarterly Financial Data (Unaudited)

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

	(Thousands of dollars except per share data)
2004	First	Second	Third	Fourth	Total

Net sales	$80,046	$77,157	$156,971	$105,936	$420,110
Gross margin	34,730	34,992	64,804	41,083	175,609
Net earnings	11,493	11,828	26,976	13,877	64,174
Net earnings per share	.22	.22	.52	.27	1.23
2003

Net sales	$75,570	$77,725	$147,201	$92,160	$392,656
Gross margin	32,601	35,541	61,932	40,035	170,109
Net earnings	10,909	12,317	26,945	14,843	65,014
Net earnings per share	.20	.23	.51	.28	1.22
2002

Net sales	$78,991	$77,131	$146,298	$90,765	$393,185
Gross margin	35,505	35,411	61,560	38,505	170,981
Net earnings	12,772	12,316	26,616	14,684	66,388
Net earnings per share	.23	.23	.49	.27	1.22

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year. The sum of the per share amounts may not equal annual amounts due to rounding.

2004-2003 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICE AND DIVIDENDS PER SHARE

STOCK PRICES*

	2004		2003

	High	Low	High	Low

1st Qtr	$37.86	$35.00	$30.91	$27.30
2nd Qtr	$37.60	$32.41	$32.37	$28.75
3rd Qtr	$32.60	$29.08	$32.05	$29.60
4th Qtr	$34.63	$29.24	$36.94	$32.08

*NYSE — Composite Quotations

Estimated Number of shareholders at March 2005:
Common Stock	18,000
Class B Common Stock	5,000

DIVIDENDS

	2004	2003

1st Qtr	$.0681	$.0662
2nd Qtr	$.0701	$.0680
3rd Qtr	$.0700	$.0680
4th Qtr	$.0700	$.0680

NOTE: In addition to the above cash dividends, a 3% stock dividend was issued on April 14, 2004 and April 16, 2003. Cash dividends are restated to reflect 3% stock dividends.

Five Year Summary of Earnings and Financial Highlights

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(Thousands of dollars except per share, percentage and ratio figures)

(See Management's Comments starting on page 5)
	2004	2003	2002	2001	2000
Sales and Earnings Data (2)
Net sales	$420,110	$392,656	$393,185	$391,755	$396,816
Gross margin	175,609	170,109	170,981	173,858	188,585
Inter- est expense	912	172	309	356	866
Provi- sion for income taxes	30,514	32,933	34,300	35,100	42,071
Net earnings	64,174	65,014	66,388	65,687	75,737
% of sales	15.3%	16.6%	16.9%	16.8%	19.1%
% of shareholders' equity	11.3%	12.1%	12.6%	12.9%	16.5%
Per Common Share Data (1)
Net earnings	$1.23	$1.22	$1.22	$1.19	$1.37
Cash dividends declared	.28	.27	.26	.26	.24
Stock dividends	3%	3%	3%	3%	3%
Additional Financial Data (2)
Work- ing capital	$110,376	$180,818	$161,852	$188,250	$145,765
Net cash provided by operating activities	76,228	83,466	75,473	80,915	82,591
Net cash used in investing activities	164,039	50,383	29,571	19,165	64,177
Net cash provided by (used in) financing activities	60,716	(54,506)	(46,927)	(16,100)	(46,036)
Prop- erty, plant & equipment additions	17,948	12,150	10,308	14,148	16,189
Net property, plant & equipment	178,750	129,163	128,869	132,575	131,118
Total assets	811,753	665,297	646,080	618,676	562,442
Long term debt	93,167	7,500	7,500	7,500	7,500
Share- holders' equity	570,179	536,581	526,740	508,461	458,696
Aver- age shares out- standing (1)	52,366	53,305	54,592	54,985	55,432
(1)
Adjusted for annual 3% stock dividends.

(2)
Certain reclassifications have been made to prior year numbers to conform to current year presentation.

Board of Directors
Melvin J. Gordon(1)	Chairman of the Board and Chief Executive Officer
Ellen R. Gordon(1)	President and Chief Operating Officer
Charles W. Seibert(2)(3)	Retired Banker
Lana Jane Lewis-Brent(2)(3)	President, Paul Brent Designer, Inc., an art publishing, design and licensing company
Richard P. Bergeman(2)(3)	Retired Senior Vice President, Bestfoods
(1)Executive Committee (2)Audit Committee (3)Compensation Committee
Officers
Melvin J. Gordon	Chairman of the Board and Chief Executive Officer
Ellen R. Gordon	President and Chief Operating Officer
G. Howard Ember, Jr.	Vice President, Finance & Chief Financial Officer
John W. Newlin, Jr.	Vice President, Manufacturing
Thomas E. Corr	Vice President, Marketing & Sales
John P. Majors	Vice President, Physical Distribution
Barry P. Bowen	Treasurer & Asst. Secy.
Daniel P. Drechney	Controller
Offices, Plants
Executive Offices	7401 S. Cicero Ave. Chicago, Illinois 60629 www.tootsie.com
Plants	Illinois Tennessee Massachusetts Wisconsin New York Alabama Concord, Ontario Mexico City, Mexico
Foreign Sales Offices	Mexico City, Mexico Concord, Ontario
Subsidiaries

Andes Candies LP
Andes Manufacturing LLC
Andes Services LLC
C.C.L.P., INC.
C.G.P., INC.
Cambridge Brands Manufacturing, Inc.
Cambridge Brands Services, Inc.
Cambridge Brands, Inc.
Candy Realty, Inc.
Cella's Confections, Inc.
CGC Corp.
CGCLP, INC.
Charms Company
Charms LP
Charms Marketing
Concord (GP) Inc.
Concord Brands, Ltd.
Concord Canada Holdings ULC
Concord Confections Holdings USA, Inc.
Concord Confections Ltd.
Concord Partners LP
Concord Wax, Inc.
Henry Eisen Advertising Agency, Inc.
JT Company, Inc.
OTEC Industries, Inc.
Sweets Company of New York, Inc.
The Sweets Mix Company, Inc.
Tootsie Roll Worldwide, Ltd.
Tootsie Roll Brands LLC
Tootsie Roll Central Europe, Ltd.
Tootsie Roll Company, Inc.
Tootsie Roll Management, Inc
Tootsie Roll Mfg., Inc.
Tootsie Roll of Canada Ltd.
Tootsie Rolls—Latin America
TRI Captive Insurance Company, Inc.
TRI de Latinoamerica S.A. de C.V.
TRI Finance, Inc.
Tri International Inc.
TRI Sales Co.
TRI Sales Finance LLC
TRI-MASS, Inc.
Tutsi S.A. de C.V.
World Trade & Marketing Ltd.
Other Information
Stock Exchange	New York Stock Exchange, Inc. (Since 1922)
Stock Identification	Ticker Symbol: TR CUSIP No. 890516 10-7
Stock Transfer Agent and Stock Registrar	Mellon Investor Services LLC Overpeck Centre 85 Challenger Road Ridgefield Park, NJ 07660 1-800-710-0932 www.melloninvestor.com
Independent Accountants	PricewaterhouseCoopers LLP One North Wacker Chicago, IL 60606
General Counsel	Becker Ross, LLP 317 Madison Avenue New York, NY 10017
Annual Meeting	May 2, 2005 Mutual Building, Room 1200 909 East Main Street Richmond, VA 23219
Printed on recycled paper.

QuickLinks

Corporate Profile
Corporate Principles
To Our Shareholders
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Statement of Financial Position
Consolidated Statement of Earnings, Comprehensive Earnings and Retained Earnings
Consolidated Statement of Cash Flows
Notes to Consolidated Financial Statements
Management's Report on Internal Control Over Financial Reporting
Required Certifications
Report of Independent Registered Public Accounting Firm
Quarterly Financial Data (Unaudited)
Five Year Summary of Earnings and Financial Highlights