Form 10-K, Exhibit 13
period 2005-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 2006-03-14
CIK 98677

QuickLinks -- Click here to rapidly navigate through this document

Corporate Profile
Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of confectionery products for 109 years. Our products are primarily sold under the familiar brand names, Tootsie Roll, Tootsie Roll Pops, Caramel Apple Pops, Child's Play, Charms, Blow Pop, Blue Razz, Cella's chocolate covered cherries, Mason Dots, Mason Crows, Junior Mints, Charleston Chew, Sugar Daddy, Sugar Babies, Andes, Fluffy Stuff cotton candy, Dubble Bubble, Razzles, Cry Baby, Nik-L-Nip and EI Bubble.	Melvin J. Gordon, Chairman and Chief Executive Officer and Ellen R. Gordon, President and Chief Operating Officer.

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

To Our Shareholders

Sales in 2005 reached $488 million, an increase of $68 million over 2004, and a new record for the Company. Sales gains resulted from a full year of operating results from the Concord Confections business which we acquired in August, 2004, as well as from new products and growth in some of our core brands.

Net earnings in 2005 grew to a record $77 million as compared to the $64 million reported in 2004.    On a per share basis, net earnings grew to a record $1.44 in 2005 from $1.19 in 2004.

The increase in net earnings during 2005 was principally attributable to the higher sales level and a gain on the sale of surplus real estate.

Financial Highlights

	December 31,
	2005	2004

	(in thousands except per share data)
Net Sales	$487,739	$420,110
Net Earnings	77,227	64,174
Working Capital	132,940	110,376
Net Property, Plant and Equipment	178,760	178,750
Shareholders' Equity	617,405	570,179
Average Shares Outstanding*	53,542	53,921
Per Share Items*
Net Earnings	$1.44	$1.19
Cash Dividends Paid	.29	.27

   *Adjusted for stock dividends.

Among the many highlights of 2005 was the continuing and successful integration of Concord Confections, the largest acquisition in the history of our Company. This acquisition was completed in August of 2004, and was consistent with our strategy to pursue profitable growth through the acquisition of niche confectionery brands that complement our existing business.

We also pursue growth through expanding distribution of our existing brands, line extensions and new product introductions. Investing in our brands, developing innovative new product offerings and designing and executing effective promotional programs has enabled the Company to grow profitably over many years.

These strategies were executed once again during 2005 with promising results.

Another key component of our long term strategy is that we seek to operate state-of-the-art, or better, production facilities and to be the low cost producer for each of our major product lines. This objective is critical to our mission as a value oriented branded confectioner, and in 2005 we invested $15 million in capital expenditures.

While it is our preference to finance the Company with internally generated funds we are willing to incur debt when it is prudent to do so. The Concord acquisition was partially financed with borrowed funds and we are pleased to report that this debt was substantially paid down during 2005 through a combination of cash generated from operations and from maturing investments.

We ended the year with cash and investments of $129 million in excess of interest bearing debt. We also held an additional $22 million of restricted cash at year end which arose from the sale of surplus real estate.

Our strong financial position enables us to distribute dividends, support our brands in the marketplace, develop new products, make investments in operating assets, and consider business acquisition opportunities that may arise without jeopardizing the financial prospects of the Company.

During 2005 we again paid cash dividends and distributed a stock dividend. This was the sixty-third consecutive year in which the Company has paid cash dividends, which has earned us the distinction of "Dividend Achiever" by Mergent. The 2005 stock dividend marked the forty-first consecutive year in which such a distribution has been made by the Company.

Sales and Marketing

Targeted consumer and trade promotions emphasize the high quality and attractive values that our well known brands provide. These have long been a key component of the sales and marketing strategy of the Company and they remained so once again in 2005. Prominent confectionery brands such as Dubble Bubble, Cry Baby, Razzles and Nik-L-Nip that were added to our portfolio through the Concord acquisition fit well into this strategy.

During 2005, carefully executed promotions helped to move our products into distribution and to subsequently move them off the retailer's shelf due to strong consumer take-away. Our brands' high consumer recognition and historically high sell-through make them popular in virtually all major classes of trade.

Halloween remains our largest selling period and thus a major focus of our marketing activities. Product initiatives such as large bags of mixed product assortments and merchandising presentations such as pallet packs contributed to sales growth in our Halloween packaged goods line, most notably so in the grocery, mass merchandisers, warehouse clubs and drug classes of trade.

In addition to our Halloween lines, our "theater" products continued to receive good consumer acceptance in the drug, mass merchandise, supermarket and dollar store trade classes. The product presentation for this line consists of large, "theater sized" boxes with attractive display panels.

Brands in this line include Dots, Tropical Dots, Crows, Sugar Babies, Mini-Charleston Chews, Junior Mints and Junior Caramels. With their convenient, "reclosable top" feature, these items need not be restricted to movie theater or home video applications. They offer a delicious, value-priced snack in almost any venue.

New products also added to sales during the year. Our familiar Tootsie Pop went tropical with the addition of Tropical Stormz. Each pop is a colorful swirl of two tangy fruit sensations, in five different combinations. We also introduced Tropical Bunch Pops, an assortment of five great tropical flavored Tootsie Pops banded together in an attractive, ten-pop cluster.

      Tropical Stormz Tootsie Pops

Both of these items feature the same chewy, Tootsie Roll center that has made our pop a favorite among kids of all ages for 75 years. Of course, no matter what variety of hard candy shell entices consumers to lick the outside of a Tootsie Pop, they can hardly resist the temptation to find out "How many licks?" it takes to get to the delicious, chocolaty chewy center that lies within.

      Cherry Ice Blow Pops

Blow Pops were also introduced in a cluster pack. This grouping of six delicious, bubble gum filled treats, referred to as "Flavor Zones" made a successful debut as did the newest flavor in the Blow Pop line, "Cherry Ice." This item features a translucent sour cherry flavored hard candy shell surrounding a sour cherry flavored red bubble gum center.

Our "Limited Edition" line of candies was expanded with the addition of Inside Outs Junior Mints, a refreshing dark chocolaty mint center enrobed in a luscious smooth white coating. This unique confection was a natural and successful fit in our theater box line.

      "Inside Outs" Junior Mints

Two new varieties were introduced in the Andes line. "Fall Harvest" is a blend of cocoa, toffee crunch and orange cocoa flavors in the familiar rectangular Andes shape which are embossed with seasonal images and packaged in a fall-themed bag. Peppermint Crunch is a combination of candy cane bits encased in luscious white-chocolate which are embossed with candy cane images. Both of these items were successful seasonal products.

      Andes Fall Harvest and Peppermint Crunch

Advertising and Public Relations

Television was once again used to convey our "How Many Licks?" message via a national cable TV campaign directed towards children and families. This riddle is among the best known in advertising history, and challenges the consumer to determine the exact lick-count without biting.

As always, many consumers responded to this message by writing to us to share their findings, and, as always, the results fall within a wide range of variability. Indeed, as stated in the ending of our commercial, it appears that "the world may never know" the true answer!

During 2005 television personality and "Cheers" star John Ratzenberger brought his popular "Made in America" series to our Company and filmed a segment featuring Tootsie Rolls and Tootsie Pops, which aired several times on the Travel Channel. Additional exposure was brought to our Caramel Apple Pops and Junior Caramels, which were featured on popular Food Network special interest program "Unwrapped." In addition to these new programs, ongoing reruns on several cable programs featuring many other of our brands continue to generate positive consumer interest in the Company and its products.

The Company was recognized in other ways during the year. Business Ethics magazine ranked us among the 100 Best Corporate Citizens and KLD named us to their Domini 400 Social Index on the strength of our leadership in corporate and social responsibility. We were also cited by Jeremy Siegel in his popular book "The Future for Investors" as having delivered the fourth highest return to our shareholders among all surviving S & P 500 firms from the original index first published in 1957, and the highest among food companies. We place a high value on ethics, corporate leadership and creating shareholder value over the long-term, and are gratified to receive distinctions such as these.

In one of the more unusual stories we learned of in 2005, our El Bubble bubble gum cigars were used by astronaut Mike Fincke to celebrate the birth of his daughter, Tarali Paulina. While El Bubble has long been a fun and safe way to commemorate such a special occasion, this marked the first time a baby was born to an astronaut while in orbit-and the first time, to our knowledge, that one of our products was brought aboard the international space station!

Manufacturing and Distribution

During 2005 we continued working on key projects that were initiated in prior years, including the reengineering and start up of a major production line. We also approved several new projects to expand capacity in support of growing product categories in addition to ongoing efforts to streamline and automate existing processes at all of our plants, in order to realize cost savings.

We also undertook a comprehensive study to examine our supply chain in 2005. The focus was on reengineering the network and patterns of distribution, As a result of this study, certain changes were implemented in 2005 and other recommendations that arose from this study are expected to be implemented early in 2006. We anticipate cost savings, lower inventories and even better customer fulfillment as a result of this project.

As in all aspects of our business, we keep a sharp focus on cost containment. Capital projects, process reengineering and employee training and development are all vital components of this process.

Purchasing

Although 2005 was another year of generally low inflation as measured by the Consumer Price Index, we experienced cost pressure in certain ingredients, packaging, transportation, fuel and energy. We continue to use hedging programs to moderate short-term commodity price fluctuations and to use competitive bidding, volume purchasing and other means to mitigate costs to the fullest extent possible.

We also completed the integration of procurement activities related to Concord into our bidding processes and purchasing and MRP systems during 2005.

Information Technology and Internal Controls

Our principal information technology efforts during 2005 were in support of the Concord integration and the supply chain reengineering projects. The former involved migrating Concord onto all of our financial and business systems, while the latter required programming modifications to support the business process changes that were made.

We consider state of the art information technology to be a key strategic tool to deliver information and support process refinements that enable the Company to remain competitive in today's rapidly evolving business environment. It is also a key component of our internal control system, which was successfully tested and audited during 2005, our second year of compliance with the requirements of Section 404 of the Sarbanes-Oxley Act.

International

Our international sales increased during 2005 as a result of a full year of Concord foreign sales in addition to a strong year in Mexico. We manufacture and sell products in Mexico under the Tutsi trademark. We also sell Tootsie, Charms and Concord products to Canada and over 75 other countries in Europe, Asia and South and Central America. We believe that our well known products, including the additions of Dubble Bubble and other Concord brands, offers a compelling and broad assortment of items that can be extended to additional foreign markets.

In Appreciation

We wish to thank our loyal employees, customers, suppliers, sales brokers, foreign distributors and fellow shareholders for their many years of support. We are also grateful to the many consumers who buy and use our products for making them a lasting part of Americana.

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

FINANCIAL CONDITION

The Company's overall financial position was further strengthened by its 2005 net earnings and related cash flows provided by operating activities. After making the Concord Confections acquisition, the largest in the Company's history, the Company was able to reduce its overall bank loan balance from $154,000 at August 30, 2004, the date of the Concord acquisition, to $32,001 at December 31, 2005, a reduction of $121,999. Bank loans were paid down through a combination of cash flows provided by operating activities and investment maturities.

During 2005, the Company's cash flows from operating activities aggregated $82,524. The Company used a portion of these cash flows to pay cash dividends of $15,132, repurchase $17,248 of its outstanding shares, and make capital expenditures of $14,690.

The Company's net working capital was $132,940 at December 31, 2005 compared to $110,376 at December 31, 2004, a favorable increase of $22,564. As of December 31, 2005 the Company's aggregate cash, cash equivalents and investments (excluding restricted cash), net of all bank and interest-bearing loans was $129,248 compared to $86,498 at December 31, 2004, a net increase of $42,750. In addition, the Company held restricted cash of $22,330 at December 31, 2005 relating to the sale of surplus real estate. This restricted cash is earmarked for reinvestment in rental income producing real estate in 2006.

Shareholders' equity increased to $617,405 as of December 31, 2005 compared to $570,179 as of December 31, 2004, reflecting 2005 net earnings less cash dividends and share repurchases. The Company has paid cash dividends for sixty-three consecutive years and has distributed a stock dividend for forty-one consecutive years.

The Company has a relatively straight forward financial structure and has historically maintained a conservative financial position. Except for an immaterial amount of operating leases, the Company has no special financing arrangements or "off-balance sheet" special purpose entities. Cash flows from operations plus maturities of short term investments are expected to be adequate to repay outstanding bank loans and meet the Company's overall financing needs in 2006. However, the Company continues to pursue appropriate acquisition opportunities which could add to future bank borrowings.

RESULTS OF OPERATIONS

2005 vs. 2004

Net sales were $487,739 in 2005, a new record, compared to $420,110 in 2004, an increase of $67,629 or 16.1%. The 2005 and 2004 sales reflect approximately $76,100 and $29,300, respectively, of sales from Concord acquired on August 30, 2004. Excluding these Concord sales, 2005 net sales grew to $411,639, a $20,829 or 5.3% increase over 2004. This sales increase principally reflects volume increases in most of the

Company's core brands, including record "back to school" and pre-Halloween sales in third quarter 2005.

Cost of goods sold as a percentage of net sales increased from 58.2% in 2004 to 61.3% in 2005. The aforementioned reflects cost increases in overall major ingredients, packaging and plant overhead, including energy costs, and additional costs associated with the relocation and start-up of new production lines. Increases in 2005 ingredient and packaging costs approximated $700 and $900, respectively; and increases in energy costs added $1,700 to plant overhead costs in 2005, $1,000 of which was incurred in fourth quarter 2005. Management estimates that relocation and start-up costs of new production lines incrementally added $3,600 to 2005 cost of goods sold. The effect of slightly lower margins on certain new products and line extensions contributed to higher costs as a percentage of sales in 2005 compared to 2004.

Due to the seasonal nature of the Company's business and corresponding variations in product mix, gross margins have historically been lower in the second half of the year, and second half 2005 was consistent with this trend. The impact of those factors affecting higher input costs were more concentrated in fourth quarter 2005, resulting in lower fourth quarter 2005 gross margins compared to 2004.

Selling, marketing and administrative expenses were $96,936 in 2005 compared to $85,705 in 2004, an increase of $11,231 or 13.1%. This increase principally reflects the additional costs associated with Concord. However, these costs favorably decreased from 20.4% of sales in 2004 to 19.9% of sales in 2005, reflecting certain synergies achieved as part of the integration of Concord into the Company's sales and distribution systems, as well as other expense reductions achieved. The Company incurred approximately $2,000 of higher fuel surcharges for freight and delivery expense in 2005, however, improved efficiencies gained in the Company's distribution network mitigated a substantial portion of these cost increases.

Earnings from operations were $108,744 in 2005, compared to $89,904 in 2004. Operating earnings in 2005 benefited from a $21,840 pre-tax gain on the sale of surplus real estate partially offset by a $4,743 pre-tax charge relating to the impairment of a minor trademark and related goodwill. Both of these factors impacted operating earnings for the fourth quarter and twelve month 2005 periods.

As of December 31, 2005 the Company held the $22,330 of net proceeds from the sale of surplus real estate as restricted cash. The Company intends to reinvest these proceeds in "like kind" real estate as allowed under Section 1031 of the U.S. Internal Revenue Code. Upon reinvestment, the Company will be able to defer income taxes of approximately $8,000. The Company expects to complete the purchase and closing of such "like kind" property in the first half of 2006. Upon completion, the Company will reclassify the $8,000 from current income taxes payable to a deferred income tax liability.

The Company performs its annual impairment testing of its intangible assets, trademarks and goodwill, during the fourth quarter of each year. As a result of this testing in 2005, the Company determined that due to a reassessment of long-range marketing plans a minor trademark and related goodwill were impaired, and, accordingly wrote off $4,743 of intangible assets as an operating expense in fourth quarter 2005. The Company believes that the carrying values of its remaining trademarks and goodwill have indefinite lives as they are expected to generate cash flows indefinitely. There were no impairments in 2004 or 2003.

Other income, net was $4,908 in 2005 compared to $4,784 in 2004. The difference reflects $1,625 of increased interest expense and $1,152 of decreased investment income, both of which relate to the financing of the Concord acquisition. However, this was substantially offset by increased building rental income, increased royalty income from the licensing of Company trademarks, and an insurance recovery in 2005.

The consolidated effective tax rate was 32.3% in 2005 and 32.2% in 2004. Although the Company's effective state tax rate increased slightly, the Company's effective foreign tax rate decreased reflecting reductions in Canadian and Mexican income tax expense. In addition, the Company repatriated earnings from its foreign subsidiaries in Canada and Mexico at an incremental tax cost of $800 as allowed by the American Jobs Creation Act of 2004.

Net earnings were $77,227 in 2005 compared to $64,174 in 2004, and earnings per share were $1.44 and $1.19 in 2005 and 2004, respectively, an increase of $.25 or 21%. Both fourth quarter and twelve months 2005 benefited from a $13,868 after-tax gain on the sale of surplus real estate; however, both fourth quarter and twelve months 2005 were adversely affected by a $3,012 non-recurring after-tax charge relating to the write-off of a minor trademark and goodwill, and $800 of additional income taxes relating to repatriated foreign earnings. Earnings per share also benefited from a reduction in average shares outstanding reflecting common stock purchases in the open market by the Company. Average shares outstanding decreased from 53,921 in 2004 to 53,542 in 2005.

2004 vs. 2003

Net sales in 2004 grew to a record $420,110, an increase of $27,454 from 2003 sales of $392,656. Sales benefited from successful marketing and promotional programs, including pre-Halloween sales programs that have historically made the third quarter the Company's highest selling period of the year.

However, the net sales increase in 2004 was attributable to sales resulting from the Concord acquisition as core brand sales were approximately even with the prior year.

Cost of goods sold increased from 56.7% to 58.2% of sales. This increase reflects lower margins on acquired brands, lower production volumes in several core products lines, approximately $1,800 in start-up costs associated with the relocation and implementation of new production lines and an inventory adjustment for a discontinued product line. These costs were partially offset by somewhat lower raw material and packaging costs.

Selling, marketing and administrative expenses increased as a percent of sales to 20.4% in 2004 from 19.8% in 2003. The increase is due to expenses associated with Concord and approximately $1,500 higher freight costs primarily relating to fuel surcharges, as well as higher fees associated with Sarbanes-Oxley compliance and general cost increases.

Other income, net declined from $5,594 in 2003 to $4,784 in 2004 reflecting higher interest expense and lower investment earnings, both related to financing the Concord acquisition. The consolidated effective tax rate declined from 33.6% in 2003 to 32.2% reflecting a reduction in state and foreign income taxes.

Consolidated net earnings were $64,174 and $65,014 and earnings per share were $1.19 in both 2004 and 2003. Average shares outstanding declined from 54,861 to 53,921 due to share repurchases.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities were $82,524, $76,228 and $83,466 in 2005, 2004 and 2003, respectively. The increase in 2005 compared to 2004 principally reflects the $13,053 increase in 2005 net earnings plus certain increases in operating activities, including a $3,007 increase in depreciation and the $4,743 non-cash impairment charge, less the $21,840 gain on the sale of surplus real estate. In addition, cash provided by operations in 2005 benefited from a $3,947 decrease in inventories and a $8,423 increase in taxes payable and deferred.

Cash flows from investing activities reflect the purchase of Concord in 2004 for $218,229 less a 2005 recovery of $6,755 relating to a minimum working capital deficiency adjustment. Capital expenditures were $14,690, $17,948 and $12,150 in 2005, 2004, and 2003, respectively.

Cash flows from financing activities in 2004 reflect the borrowing of $154,000 and the liquidation of $64,229 of marketable securities to finance the Concord acquisition. Bank loans were reduced by $62,000 in 2004, and a further net reduction of $59,999 in 2005.

Share repurchases were $17,248, $16,407, and $40,096 in 2005, 2004 and 2003, respectively. Cash dividends of $15,132, $14,877, and $14,410 were paid in 2005, 2004 and 2003, respectively.

MARKET RISKS

The Company is exposed to market risks related to commodity prices, interest rates, equity prices and foreign exchange.

Commodities

Commodity price risks relate to ingredients, primarily sugar, cocoa, chocolate, corn syrup, dextrose and vegetable oils. The Company believes its competitors face similar risks, and the industry has historically adjusted prices to compensate for adverse fluctuations in commodity costs. The Company, as well as competitors in the confectionary industry, have taken actions, including price increases and selective product weight declines (indirect price increases) in 2006 to mitigate rising input costs for ingredients, transportation, fuel and energy. While management believes it will substantially recover cost increases in 2006, there is some risk that price increases and weight declines could adversely effect sales volume.

The Company utilizes commodity futures contracts as well as annual supply agreements to hedge anticipated purchases of certain ingredients, including sugar, in order to mitigate commodity cost fluctuations. Such commodity future contracts are cash flow hedges and are effective as hedges as defined by Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities." The unrealized gains and losses on such contracts are deferred as a component of accumulated other comprehensive earnings (loss) and are recognized as a component of cost of goods sold when the related inventory is sold.

The potential change in fair value of commodity derivative instruments (primarily sugar futures contracts) held by the Company, assuming a 10% change in the underlying commodity price, was $637. This analysis only includes commodity derivative instruments and, therefore, does not consider the offsetting effect of changes in the price of the underlying commodity. This amount is not significant compared with the net earnings and shareholders' equity of the Company.

Interest Rates

Interest rate risks primarily relate to the Company's investments in debt securities, primarily municipal bonds, with maturities of generally up to three years. The majority of these investments have historically been held to maturity, which limits the Company's exposure to interest rate fluctuations.

The accompanying chart summarizes the maturities of the Company's investments in debt securities at December 31, 2005.

Less than 1 year	$51,344
1 - 2 years	17,379

Total	$68,723

The Company's outstanding debt at the end of 2005 was not significant in relation to the Company's financial position taken as a whole, and therefore the Company does not believe that it has significant interest rate risk with respect to its interest bearing debt.

Equity price

Equity price risk relates to the Company's investments in mutual funds which are principally used to fund and hedge the Company's deferred compensation liabilities. At December 31, 2005, the Company has investments in mutual funds of $31,019. A potential change in their fair value would be substantially offset by a corresponding change in such deferred compensation liabilities.

Foreign Exchange

Foreign exchange risk principally relates to the Company's foreign operations in Canada and Mexico, and periodic purchase commitments of machinery and equipment from foreign sources. Prior to the acquisition of Concord, the Company's operations outside of the United States represented less than 10% of its consolidated operations. Accordingly, the Company did not use derivative financial instruments to hedge its foreign currency assets or liabilities or its overall investments in its foreign subsidiaries.

Concord's operations are principally structured as a Canadian manufacturing plant for the Company's U.S. sales and distribution. Certain of Concord's manufacturing costs, including local payroll and a portion of its packaging, ingredients and supplies are sourced in Canadian dollars. The Company uses its Canadian dollar collections on Canadian sales as a partial hedge of its overall Concord obligations sourced in Canadian dollars as described above.

From time to time the Company may use forward foreign exchange contracts and derivative instruments to mitigate its exposure to foreign exchange risk, as well as those related to firm commitments to purchase equipment from foreign vendors. As of December 31, 2005 the Company did not have any significant outstanding foreign exchange contracts.

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

Provisions for bad debts are recorded as selling, marketing and administrative expenses. Such provisions have not exceeded 0.2% of net sales for 2005, 2004 and 2003 and, accordingly, have not been significant to the Company's financial position or results of operations.

Intangible assets

The Company's intangible assets consist primarily of acquired trademarks and related goodwill. In accordance with SFAS No. 142, goodwill and other indefinite lived assets are not amortized, but are instead subjected to annual testing for impairment.

This determination is made by comparing the carrying value of the asset with its estimated fair value, which is calculated using discounted projected future cash flows. These projected future cash flows are dependent on a number of factors including future business plans and projected operating results. Although the majority of the Company's trademarks relate to well established brands with a long history of consumer acceptance, projected cash flows are inherently uncertain. A change in the assumptions underlying the impairment analysis, such as a reduction in projected cash flows or the use of a different discount rate, could cause an impairment in the future. As a result of its impairment testing, the Company recorded a pre-tax impairment charge of $4,743 during 2005 with respect to a minor trademark and related goodwill.

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

Investments

The Company principally invests in certain high-quality debt securities primarily Aa or better rated municipal bonds. The accounting for such investments is outlined in Note 1 and does not involve any significant estimates on the part of management. Due to their relatively short maturities, changes in interest rates do not have a significant effect on the principal value of these investments and no credit losses have been incurred.

Guarantees

The Financial Accounting Standards Board issued Interpretation No. 45 relating to the accounting for and disclosure of certain types of guarantees. No disclosures were required for the Company as a result of this standard, as it has no such guarantees outstanding.

Other matters

In the opinion of management, other than contracts for raw materials, including commodity hedges and outstanding purchase orders for packaging, ingredients and supplies, all entered into in the ordinary course of business, the Company does not have any significant contractual obligations

Open Contractual Commitments as of December 31, 2005

Payable in	Total	Less than 1 year	1 to 3 Years	3 to 5 Years	More than 5 Years

Commodity hedges	$6,371	$6,133	$238	$ —	$ —
Purchase obligations	61,511	61,511	—	—	—
Split dollar insurance	4,815	3,097	1,718	—	—
Interest bearing debt	39,501	32,001	—	—	7,500
Operating leases	5,645	1,245	1,423	1,000	1,977

Total	$117,843	$103,987	$3,379	$1,000	$9,477

Note: the above amounts exclude deferred income tax liabilities of $32,088, post retirement health care and life insurance benefits of $10,783 and deferred compensation and other liabilities of $32,264 because the timing of payments relating to these items cannot be reasonably determined.

or future commitments. The Company's outstanding contractual commitments as of December 31, 2005, all of which are normal and recurring in nature, are summarized in the accompanying chart.

The Company provides split dollar insurance benefits to certain executive officers and records an asset equal to the cumulative premiums paid on the related policies, as the Company will fully recover these premiums under the terms of the plan.

The results of the Company's operations and its financial condition are expressed in the following financial statements.

CONSOLIDATED STATEMENT OF
Earnings, Comprehensive Earnings and Retained Earnings

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands except per share data)

	For the year ended December 31,
	2005	2004	2003
Net sales	$487,739	$420,110	$392,656
Cost of goods sold	299,156	244,501	222,547

Gross margin	188,583	175,609	170,109
Selling, marketing and administrative expenses	96,936	85,705	77,756
Impairment charges	4,743	—	—
Gain on sale of real estate	(21,840)	—	—

Earnings from operations	108,744	89,904	92,353
Other income, net	4,908	4,784	5,594

Earnings before income taxes	113,652	94,688	97,947
Provision for income taxes	36,425	30,514	32,933

Net earnings	$ 77,227	$ 64,174	$ 65,014

Net earnings	$ 77,227	$ 64,174	$ 65,014
Other comprehensive earnings (loss)	2,984	778	(657)

Comprehensive earnings	$ 80,211	$ 64,952	$ 64,357

Retained earnings at beginning of year	$149,055	$156,786	$148,705
Net earnings	77,227	64,174	65,014
Cash dividends ($.29, $.27 and $.25 per share, respectively)	(15,406)	(14,547)	(14,362)
Stock dividends	(46,640)	(57,358)	(42,571)

Retained earnings at end of year	$164,236	$149,055	$156,786

Earnings per share	$ 1.44	$ 1.19	$ 1.19

Average common and class B common shares outstanding	53,542	53,921	54,861

(The accompanying notes are an integral part of these statements.)

CONSOLIDATED STATEMENT OF
Financial Position

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands)

Assets	December 31,
	2005	2004
CURRENT ASSETS:
Cash and cash equivalents	$ 69,006	$ 56,989
Restricted cash	22,330	—
Investments	54,892	32,369
Accounts receivable trade, less allowances of $2,255 and $2,440	30,856	28,456
Other receivables	2,768	9,001
Inventories:
Finished goods and work-in-process	34,311	37,384
Raw materials and supplies	20,721	21,393
Prepaid expenses	5,840	5,719
Deferred income taxes	5,872	1,382

Total current assets	246,596	192,693

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	14,857	14,973
Buildings	63,544	61,714
Machinery and equipment	250,841	244,367

	329,242	321,054
Less—Accumulated depreciation	150,482	142,304

	178,760	178,750

OTHER ASSETS:
Goodwill	74,194	74,002
Trademarks	189,024	193,342
Investments	44,851	96,640
Split dollar officer life insurance	69,772	66,094
Investment in joint venture	10,499	10,232

	388,340	440,310

	$813,696	$811,753

(The accompanying notes are an integral part of these statements.)

(in thousands except per share data)

Liabilities and Shareholders' Equity	December 31,
	2005	2004
CURRENT LIABILITIES:
Bank loan	$ 32,001	$ 6,333
Accounts payable	17,482	19,315
Dividends payable	4,263	3,659
Accrued liabilities	44,969	44,722
Income taxes payable	14,941	8,288

Total current liabilities	113,656	82,317

NONCURRENT LIABILITIES:
Bank loan	—	85,667
Deferred income taxes	32,088	25,995
Postretirement health care and life insurance benefits	10,783	10,075
Industrial development bonds	7,500	7,500
Deferred compensation and other liabilities	32,264	30,020

Total noncurrent liabilities	82,635	159,257

SHAREHOLDERS' EQUITY:
Common stock, $.69-4/9 par value— 120,000 shares authorized— 35,255 and 34,760, respectively, issued	24,483	24,139
Class B common stock, $.69-4/9 par value— 40,000 shares authorized— 18,000 and 17,515, respectively, issued	12,500	12,163
Capital in excess of par value	426,125	397,745
Retained earnings, per accompanying statement	164,236	149,055
Accumulated other comprehensive loss	(7,947)	(10,931)
Treasury stock (at cost)— 60 shares and 58 shares, respectively	(1,992)	(1,992)

	617,405	570,179

	$813,696	$811,753

CONSOLIDATED STATEMENT OF
Cash Flows

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands)

	For the year ended December 31,
	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$ 77,227	$ 64,174	$ 65,014
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	14,687	11,680	11,379
Gain on sale of real estate	(21,840)	—	—
Impairment charges	4,743	—	—
Excess of earnings from joint venture over dividends received	(267)	(232)	—
Amortization of marketable securities	1,680	1,885	2,534
Purchase of trading securities	(2,081)	(2,507)	(3,154)
Changes in operating assets and liabilities:
Accounts receivable	(1,846)	673	4,266
Other receivables	1,519	1,574	490
Inventories	3,947	(4,567)	(2,579)
Prepaid expenses and other assets	(4,357)	(4,822)	(4,864)
Accounts payable and accrued liabilities	(1,868)	2,478	2,582
Income taxes payable and deferred	8,423	2,712	3,827
Postretirement health care and life insurance benefits	708	773	1,151
Deferred compensation and other liabilities	2,191	2,227	2,651
Other	(342)	180	169

Net cash provided by operating activities	82,524	76,228	83,466

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business, net of cash acquired	—	(218,229)	—
Working capital adjustment from acquisition	6,755	—	—
Proceeds from sale of real estate and other assets	22,559	—	—
Increase in restricted cash	(22,330)	—	—
Capital expenditures	(14,690)	(17,948)	(12,150)
Purchase of held to maturity securities	—	(22,049)	(57,823)
Maturity of held to maturity securities	—	44,113	25,643
Purchase of available for sale securities	(16,772)	(83,987)	(57,578)
Sale and maturity of available for sale securities	46,350	134,061	51,525

Net cash provided by (used in) investing activities	21,872	(164,039)	(50,383)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loan	38,401	154,000	—
Repayment of bank loan	(98,400)	(62,000)	—
Shares repurchased and retired	(17,248)	(16,407)	(40,096)
Dividends paid in cash	(15,132)	(14,877)	(14,410)

Net cash provided by (used in) financing activities	(92,379)	60,716	(54,506)

Increase (decrease) in cash and cash equivalents	12,017	(27,095)	(21,423)
Cash and cash equivalents at beginning of year	56,989	84,084	105,507

Cash and cash equivalents at end of year	$ 69,006	$ 56,989	$ 84,084

Supplemental cash flow information:
Income taxes paid	$ 26,947	$ 28,966	$ 31,561

Interest paid	$ 2,537	$ 879	$ 172

Stock dividend issued	$ 46,310	$ 56,959	$ 42,513

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

Revenue recognition and other accounting pronouncements:

    Products are sold to customers based on accepted purchase orders which include quantity, sales price and other relevant terms of sale. Revenue, net of applicable provisions for discounts, returns, allowances, and certain advertising and promotional costs, is recognized when products are delivered to customers and collectibility is reasonably assured. Shipping and handling costs of $37,836, $31,795 and $28,217 in 2005, 2004 and 2003, respectively, are included in selling, marketing and administrative expenses. Accounts receivable are unsecured. Revenues from a major customer aggregated approximately 24.0%, 20.8% and 20.6% of total net sales during the years ended December 31, 2005, 2004 and 2003, respectively.

Cash and cash equivalents:

    The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

    Restricted cash represents the net proceeds received from the sale of surplus real estate in 2005 which is held by a third party intermediary and earmarked for reinvestment in like-kind real estate as provided under U.S. Internal Revenue Code Section 1031.

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

Inventories:

    Inventories are stated at cost, not to exceed market. The cost of substantially all of the Company's inventories ($51,969 and $54,794 at December 31, 2005 and 2004, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $6,530 and $5,868 at December 31, 2005 and 2004, respectively. The cost of certain foreign inventories ($3,063 and $3,983 at December 31, 2005 and 2004, respectively) has been determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Property, plant and equipment:

    Depreciation is computed for financial reporting purposes by use of the straight-line method based on useful lives of 20 to 35 years for buildings and 5 to 20 years for machinery and equipment. Depreciation expense was $14,687, $11,680, and $11,379 in 2005, 2004 and 2003, respectively.

Carrying value of long-lived assets:

    The Company reviews long-lived assets to determine if there are events or circumstances indicating that the amount of the asset reflected in the Company's balance sheet may not be recoverable. When such indicators are present, the Company compares the carrying value of the long-lived asset, or asset group, to the future undiscounted cash flows of the underlying assets to determine if an impairment exists. If applicable, an impairment charge would be recorded to write down the carrying value to its fair value. The determination of fair value involves the use of estimates of future cash flows that involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. No impairment charges were recorded by the Company during 2005, 2004 or 2003.

Postretirement health care and life insurance benefits:

    The Company provides certain postretirement health care and life insurance benefits. The cost of these postretirement benefits is accrued during employees' working careers. The Company also provides split dollar life insurance benefits to certain executive officers. The Company records an asset equal to the cumulative insurance premiums that will be recovered upon the death of a covered employee(s) or earlier under the terms of the plan. Split dollar premiums paid were $3,678, $3,620, and $4,237 in 2005, 2004 and 2003, respectively.

Intangible assets:

    The Company accounts for intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," In accordance with this statement, goodwill and intangible assets with indefinite lives are not amortized, but rather tested for impairment at least annually. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. The Company has completed its annual impairment testing of its goodwill and trademarks during the fourth quarter of each of the years presented, and recorded an impairment of $4,743 in the fourth quarter of 2005 relating to a minor trademark and related goodwill. No impairments were recorded in 2004 or 2003.

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

Joint venture:

    The Company's 50% interest in two companies is accounted for using the equity method. The Company records an increase in its investment in the joint venture to the extent of its share of the joint venture's earnings, and reduces its investment to the extent of dividends received. During 2005, $651 of dividends were received; no dividends were received in 2004.

Comprehensive earnings:

    Comprehensive earnings includes net earnings, foreign currency translation adjustments and unrealized gains/losses on commodity hedging contracts and changes in the fair market value of marketable securities.

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

NOTE 2—ACCRUED LIABILITIES:

    Accrued liabilities are comprised of the following:

	December 31,
	2005	2004
Compensation	$15,756	$13,839
Other employee benefits	5,213	5,261
Taxes, other than income	1,765	2,248
Advertising and promotions	14,701	13,710
Other	7,534	9,664

	$44,969	$44,722

NOTE 3—BANK LOAN AND INDUSTRIAL DEVELOPMENT BONDS:

    The $32,001 bank loans are demand notes issued in December 2005 and collateralized by certain investments in marketable securities. The Company intends to repay the loans by April, 2006. Interest is LIBOR based, and the average rate was 4.625%. The bank loan presented in 2004 financials was retired in December 2005.

    Industrial development bonds are due in 2027. The average floating interest rate was 2.5% and 1.3% in 2005 and 2004, respectively.

NOTE 4—INCOME TAXES:

    The domestic and foreign components of pretax income are as follows:

	2005	2004	2003
Domestic	$103,725	$89,164	$96,170
Foreign	9,927	5,524	1,777

	$113,652	$94,688	$97,947

    The provision for income taxes is comprised of the following:

	2005	2004	2003
Current:
Federal	$33,036	$26,303	$27,904
Foreign	1,151	731	485
State	1,990	1,070	1,202

	36,177	28,104	29,591

Deferred:
Federal	1,038	2,907	3,465
Foreign	(849)	(605)	(252)
State	59	108	129

	248	2,410	3,342

	$36,425	$30,514	$32,933

    Significant components of the Company's net deferred tax liability at year end were as follows:

	December 31,
	2005	2004
Deferred tax assets:
Deferred compensation	$10,759	$9,937
Post retirement benefits	3,759	3,493
Reserve for uncollectible accounts	506	480
Other accrued expenses	2,822	2,380
Foreign subsidiary tax loss carry forward	5,796	1,164
Foreign subsidiary tax credit carry forward	2,312	2,039
Inventory reserves	701	1,106
Other	1,206	1,512

	27,861	22,111
Valuation reserve	(1,464)	(1,183)

Total deferred tax assets	$26,397	$20,928

Deferred tax liabilities:
Depreciation	$21,992	$19,638
Deductible goodwill and trademarks	19,373	15,840
Accrued export Company commissions	3,353	3,087
VEBA funding	748	711
Inventory reserves	2,287	2,233
Prepaid insurance	587	985
Other comprehensive income	1,423	342
Other	2,850	2,705

Total deferred tax liabilities	$52,613	$45,541

Net deferred tax liability	$26,216	$24,613

    At December 31, 2005, the tax benefit of foreign subsidiary tax loss carry forwards expiring by year are as follows: $873 in 2014 and $4,923 in 2015.

    Also at December 31, 2005, the amounts of the foreign subsidiary tax credit carry forwards expiring by year are as follows: $265 in 2007, $226 in 2008, $164 in 2009, $319 in 2010, $373 in 2011, $359 in 2012, $306 in 2013, $54 in 2014 and $246 in 2015. A valuation allowance has been established for these carry forward credits to reduce the future income tax benefits to amounts expected to be realized.

    The effective income tax rate differs from the statutory rate as follows:

	2005	2004	2003
U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net	1.2	0.8	0.9
Exempt municipal bond interest	(0.6)	(1.2)	(1.6)
Foreign tax rates	(2.8)	(1.9)	—
Qualified domestic production activities	(0.9)	—	—
Repatriation of accumulated foreign earnings	0.7	—	—
Other, net	(0.3)	(0.5)	(0.7)

Effective income tax rate	32.3%	32.2%	33.6%

    The Company has not provided for U.S. federal or foreign withholding taxes on $8,831 and $13,411 of foreign subsidiaries' undistributed earnings as of December 31, 2005 and December 31, 2004, respectively, because such earnings are considered to be permanently reinvested. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

    On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Act"). The Act created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. In 2005 the Company repatriated accumulated income earned abroad by its controlled foreign corporations in the amount of $21,200 and incurred a U.S. tax expense of $800 net of foreign tax credits.

NOTE 5—SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

			Class B Common Stock
	Common Stock				Treasury Stock
							Capital in excess of par value
	Shares	Amount	Shares	Amount	Shares	Amount
	(000's)		(000's)		(000's)
Balance at January 1, 2003	34,248	$23,783	16,759	$11,638	(55)	$(1,992)	$355,658
Issuance of 3% stock dividend	1,017	706	502	349	(1)	—	41,458
Conversion of Class B common shares to common shares	116	81	(116)	(81)	—	—	—
Purchase and retirement of common shares	(1,299)	(902)	—	—	—	—	(39,194)

Balance at December 31, 2003	34,082	23,668	17,145	11,906	(56)	(1,992)	357,922
Issuance of 3% stock dividend	1,009	701	513	356	(2)	—	55,901
Conversion of Class B common shares to common shares	143	99	(143)	(99)	—	—	—
Purchase and retirement of common shares	(474)	(329)	—	—	—	—	(16,078)

Balance at December 31, 2004	34,760	24,139	17,515	12,163	(58)	(1,992)	397,745
Issuance of 3% stock dividend	1,033	717	524	364	(2)	—	45,229
Conversion of Class B common shares to common shares	39	27	(39)	(27)	—	—	—
Purchase and retirement of common shares	(577)	(400)	—	—	—	—	(16,849)

Balance at December 31, 2005	35,255	$24,483	18,000	$12,500	(60)	$(1,992)	$426,125

    Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends.

    While the Company does not have a formal or publicly announced stock repurchase program, the Company's board of directors periodically authorizes a dollar amount for share repurchases.

    Based upon this policy, shares were purchased and retired as follows:

Year	Total Number Of Shares Purchased	Average Price Paid Per Share
2005	577	$29.87
2004	474	$34.56
2003	1,299	$30.82

NOTE 6—OTHER INCOME, NET:

    Other income (expense) is comprised of the following:

	2005	2004	2003
Interest and dividend income	$2,632	$3,784	$4,465
Interest expense	(2,537)	(912)	(172)
Joint venture income	918	232	—
Foreign exchange gains (losses)	852	453	(78)
Royalty income	1,381	698	542
Capital gains (losses)	166	(163)	112
Rental income	1,107	413	88
Miscellaneous, net	389	279	637

	$4,908	$4,784	$5,594

NOTE 7—EMPLOYEE BENEFIT PLANS:
Pension plans:

    The Company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The Company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 2005, 2004 and 2003 approximated $3,249, $3,135 and $3,073, respectively. The Company also maintains certain profit sharing and savings-investment plans. Company contributions in 2005, 2004 and 2003 to these plans were $905, $806 and $796, respectively.

    The Company also contributes to multi-employer defined benefit pension plans for its union employees. Such contributions aggregated $1,011, $1,007 and $1,048 in 2005, 2004 and 2003, respectively. The relative position of each employer associated with the multi-employer plans with respect to the actuarial present value of benefits and net plan assets is not determinable by the Company.

    For 2006 the Company plans to add a defined benefit pension plan covering its employees in Mexico. This addition did not significantly affect the amounts disclosed for 2005.

Deferred compensation:

    The Company sponsors three deferred compensation plans for selected executives and other employees: (i) the Excess Benefit Plan, which restores retirement benefits lost due to IRS limitations on contributions to tax-qualified plans, (ii) the Supplemental Plan, which allows eligible employees to defer the receipt of eligible compensation until designated future dates and (iii) the Career Achievement Plan, which provides a deferred annual incentive award to selected executives. Participants in these plans earn a return on amounts due them based on several investment options, which mirror returns on underlying investments (primarily mutual funds). The Company hedges its obligations under the plans by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2005 and 2004, these investments totaled $27,500 and $25,300, respectively. All gains and losses in these investments are equally offset by corresponding gains and losses in the Company's deferred compensation liabilities.

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

    The changes in the accumulated postretirement benefit obligation at December 31, 2005 and 2004 consist of the following:

	December 31,
	2005	2004
Benefit obligation, beginning of year	$10,075	$9,302
Net periodic postretirement benefit cost	919	992
Benefits paid	(211)	(219)

Benefit obligation, end of year	$10,783	$10,075

    Net periodic postretirement benefit cost included the following components:

	2005	2004	2003
Service cost—benefits attributed to service during the period	$474	$521	$638
Interest cost on the accumulated postretirement benefit obligation	519	514	604
Amortization of unrecognized net (gain) loss	(74)	(43)	85

Net periodic postretirement benefit cost	$919	$992	$1,327

    For measurement purposes, a 8.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2005; the rate was assumed to decrease gradually to 5.5% for 2011 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.50% and 5.75% at December 31, 2005 and 2004, respectively.

    Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect on:

	1% Increase	1% Decrease
Postretirement benefit obligation	$1,506	$(1,225)
Total of service and interest cost components	$177	$(141)

    The Company estimates future benefit payments will be $341, $361, $384, $393 and $402 in 2006 through 2010, respectively, and a total of $2,590 in 2011 through 2015.

    The future benefit payments are net of the annual Medicare Part D subsidy of approximately $780 beginning in 2006.

NOTE 8—COMMITMENTS:

    Rental expense aggregated $1,090, $1,012 and $962 in 2005, 2004 and 2003, respectively.

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

	2005	2004	2003
Net Sales:
United States	$445,405	$387,280	$362,373
Foreign	42,334	32,830	30,283

	$487,739	$420,110	$392,656

Long-lived assets:
United States	$246,721	$293,618	$283,362
Foreign	57,160	58,098	5,013

	$303,881	$351,716	$288,375

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

    The carrying amount and estimated fair values of the Company's financial instruments are as follows:

	2005		2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$69,006	$69,006	$56,989	$56,989
Restricted cash	22,330	22,330	—	—
Investments available for sale	72,270	72,270	103,676	103,676
Investments in trading securities	27,473	27,473	25,332	25,332
Bank loan and industrial development bonds	39,501	39,501	99,500	99,500

    A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses and amortized cost basis of the Company's investment portfolio by major security type is as follows:

	December 31, 2005
			Unrealized
Available for Sale:
	Amortized Cost	Fair Value	Gains	Losses
Municipal bonds	$69,560	$68,723	$—	$(837)
Mutual funds	2,527	3,547	1,020	—

	$72,087	$72,270	$1,020	$(837)

	December 31, 2004
			Unrealized
Available for Sale:	Amortized Cost	Fair Value
			Gains	Losses
Municipal bonds	$100,630	$100,008	$—	$(622)
Mutual funds	2,714	3,668	954	—

	$103,344	$103,676	$954	$(622)

    There were no securities with maturities greater than four years and gross realized gains and losses on the sale of available for sale securities in 2005 and 2004 were not significant.

NOTE 11—COMPREHENSIVE INCOME:

    The following table sets forth information with respect to accumulated other comprehensive income (loss):

	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) On Investments	Unrealized Gain (Loss) on Derivatives	Accumulated Other Comprehensive Earnings (Loss)
Balance at January 1, 2003	$(11,510)	$(16)	$474	$(11,052)
Unrealized gains (losses)	(647)	784	890	1,027
(Gains) losses reclassified to net earnings	—	2	(1,690)	(1,688)
Tax effect	—	(290)	294	4

Net of tax amount	(647)	496	(506)	(657)

Balance at December 31, 2003	(12,157)	480	(32)	(11,709)
Unrealized gains (losses)	193	(585)	2,594	2,202
(Gains) losses reclassified to net earnings	—	155	(1,237)	(1,082)
Tax effect	—	159	(501)	(342)

Net of tax amount	193	(271)	856	778

Balance at December 31, 2004	(11,964)	209	824	(10,931)
Unrealized gains (losses)	1,036	(184)	4,186	5,038
(Gains) losses reclassified to net earnings	—	36	(946)	(910)
Tax effect	—	55	(1,199)	(1,144)

Net of tax amount	1,036	(93)	2,041	2,984

Balance at December 31, 2005	$(10,928)	$116	$2,865	$(7,947)

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

    The acquisition has been accounted for under SFAS 141, "Business Combinations," and accordingly the purchase method of accounting has been used. The allocation of purchase price is based on management's determination and professional valuations of the fair value of the assets acquired and liabilities to be assumed. The final adjusted purchase price was allocated as follows:

Calculation of adjusted purchase price:
Cash consideration paid for net assets acquired	$218,229
Direct transactions fees and expenses	1,000
Less—Adjustment to purchase relating to minimum working capital required	(6,755)

Total purchase price	$212,474

Allocation of purchase price:
Net working capital	$ 6,818
Step up of inventories	1,622
Investment in joint venture	10,000
Property, plant and equipment	43,572
Indefinite lived trademarks	113,994
Goodwill—deductible for income tax	36,468

Total purchase price	$212,474

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

UNAUDITED PRO FORMA COMBINED
INCOME STATEMENT OF TOOTSIE ROLL AND CONCORD
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004 AND 2003

	2004 Combined Pro forma	2003 Combined Pro forma
Net sales	$479,278	$467,522
Net earnings	$64,673	$71,802
Earnings per share	$1.20	$1.31

    The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the presented periods, nor are they necessarily indicative of future consolidated results.

NOTE 13—GAIN ON SALE OF REAL ESTATE:

    During 2005, the Company sold surplus real estate and realized a pre-tax gain of $21,840. The Company intends to reinvest the net proceeds, $22,330 of restricted cash as of December 31, 2005, in new real estate investments during 2006 in compliance with U.S. Internal Revenue Code (IRC) Section 1031. As of December 31, 2005, the Company has recorded a current income tax expense and related current income tax payable of $7,972 relating to this gain. Upon reinvestment of these proceeds in 2006 and fulfillment of the requirements of IRC Section 1031, Like-Kind Exchange, the Company will reclassify this current income tax payable to deferred income tax liability, since the income tax on such gain will be deferred.

Management's Report on Internal Control Over Financial Reporting

The management of Tootsie Roll Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 (SEC) Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005 as required by SEC Rule 13a-15(c). In making this assessment, we used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by PricewaterhouseCoopers, LLP an independent registered public accounting firm, as stated in their report which appears on page 19.

Tootsie Roll Industries, Inc.

Chicago, Illinois
March 14, 2006

Required Certifications

In 2005, the Company's Chief Executive Officer submitted to the New York Stock Exchange the required Annual CEO Certification certifying that he was not aware of any violation by the Company of the exchange's corporate governance listing standards.

The Company filed with the Securities and Exchange Commission the certifications required of the Company's Chief Executive Officer and Chief Financial Officer required under Section 302 of the Sarbanes–Oxley Act of 2002 as exhibits to the Form 10-K for the year ended December 31, 2005.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.:

We have completed integrated audits of Tootsie Roll Industries, Inc.'s 2005 and 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005 and an audit of its 2003 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive earnings, retained earnings, and cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

Chicago, Illinois
March 14, 2006

Quarterly Financial Data (Unaudited)

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

	(Thousands of dollars except per share data)
2005	First	Second	Third	Fourth	Total

Net sales	$97,925	$103,627	$173,692	$112,495	$487,739
Gross margin	39,449	41,741	67,495	39,898	188,583
Net earnings	12,506	13,731	27,665	23,325	77,227
Net earnings per share	.23	.26	.52	.44	1.44
2004

Net sales	$80,046	$77,157	$156,971	$105,936	$420,110
Gross margin	34,730	34,992	64,804	41,083	175,609
Net earnings	11,493	11,828	26,976	13,877	64,174
Net earnings per share	.21	.22	.50	.26	1.19
2003

Net sales	$75,570	$77,725	$147,201	$92,160	$392,656
Gross margin	32,601	35,541	61,932	40,035	170,109
Net earnings	10,909	12,317	26,945	14,843	65,014
Net earnings per share	.20	.23	.49	.27	1.19

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year. The sum of the per share amounts may not equal annual amounts due to rounding.

2005-2004 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICE AND DIVIDENDS PER SHARE

STOCK PRICES*

	2005		2004

	High	Low	High	Low

1st Qtr	$33.82	$29.05	$37.86	$35.00
2nd Qtr	$32.30	$29.25	$37.60	$32.41
3rd Qtr	$32.44	$29.55	$32.60	$29.08
4th Qtr	$32.05	$28.93	$34.63	$29.24

*NYSE — Closing Price

Estimated Number of shareholders at March 2006:
Common Stock	18,000
Class B Common Stock	5,000

DIVIDENDS

	2005	2004

1st Qtr	$.0700	$.0661
2nd Qtr	$.0700	$.0680
3rd Qtr	$.0700	$.0680
4th Qtr	$.0800	$.0680

NOTE: In addition to the above cash dividends, a 3% stock dividend was issued on April 14, 2005 and April 14, 2004. Cash dividends are restated to reflect 3% stock dividends.

Five Year Summary of Earnings and Financial Highlights

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES
(Thousands of dollars except per share, percentage and ratio figures)

(See Management's Comments starting on page 5)
	2005	2004	2003	2002	2001
Sales and Earnings Data (2)
Net sales	$487,739	$420,110	$392,656	$393,185	$391,755
Gross margin	188,583	175,609	170,109	170,981	173,858
Interest expense	2,537	912	172	309	356
Provision for income taxes	36,425	30,514	32,933	34,300	35,100
Net earnings	77,227	64,174	65,014	66,388	65,687
% of sales	15.8%	15.3%	16.6%	16.9%	16.8%
% of shareholders' equity	12.5%	11.3%	12.1%	12.6%	12.9%
Per Common Share Data (1)
Net earnings	$1.44	$1.19	$1.19	$1.18	$1.16
Cash dividends declared	.29	.27	.25	.25	.25
Stock dividends	3%	3%	3%	3%	3%
Additional Financial Data (2)
Working capital	$132,940	$110,376	$180,818	$161,852	$188,250
Net cash provided by operating activities	82,524	76,228	83,466	75,473	80,915
Net cash provided by (used in) investing activities	21,872	(164,039)	(50,383)	(29,571)	(19,165)
Net cash provided by (used in) financing activities	(92,379)	60,716	(54,506)	(46,927)	(16,100)
Property, plant & equipment additions	14,690	17,948	12,150	10,308	14,148
Net property, plant & equipment	178,760	178,750	129,163	128,869	132,575
Total assets	813,695	811,753	665,297	646,080	618,676
Long term debt	7,500	93,167	7,500	7,500	7,500
Shareholders' equity	617,405	570,179	536,581	526,740	508,461
Average shares outstanding (1)	53,542	53,921	54,861	56,147	56,540
(1)
Adjusted for annual 3% stock dividends.

(2)
Certain reclassifications have been made to prior year numbers to conform to current year presentation.

Board of Directors
Melvin J. Gordon(1)	Chairman of the Board and Chief Executive Officer
Ellen R. Gordon(1)	President and Chief Operating Officer
Barre A. Seibert(2)(3)	First Vice President, Washington Mutual Bank
Lana Jane Lewis-Brent(2)(3)	President, Paul Brent Designer, Inc., an art publishing, design and licensing company
Richard P. Bergeman(2)(3)	Retired Senior Vice President, Bestfoods
(1)Executive Committee (2)Audit Committee (3)Compensation Committee
Officers
Melvin J. Gordon	Chairman of the Board and Chief Executive Officer
Ellen R. Gordon	President and Chief Operating Officer
G. Howard Ember, Jr.	Vice President, Finance & Chief Financial Officer
John W. Newlin, Jr.	Vice President, Manufacturing
Thomas E. Corr	Vice President, Marketing & Sales
John P. Majors	Vice President, Physical Distribution
Barry P. Bowen	Treasurer & Asst. Secy.
Richard F. Berezewski	Controller
Offices, Plants
Executive Offices	7401 S. Cicero Ave. Chicago, Illinois 60629 www.tootsie.com
Plants	Illinois Tennessee Massachusetts Wisconsin Concord, Ontario Mexico City, Mexico
Foreign Sales Offices	Mexico City, Mexico Concord, Ontario
Subsidiaries

Andes Candies Inc.
Andes Manufacturing LLC
Andes Services LLC
C.C.L.P., INC.
C.G.P., INC.
Cambridge Brands Manufacturing, Inc.
Cambridge Brands Services, Inc.
Cambridge Brands, Inc.
Cella's Confections, Inc.
Charms LLC
Concord (GP) Inc.
Concord Brands, Ltd.
Concord Canada Holdings ULC
Concord Confections Holdings USA, Inc.
Concord Confections Ltd.
Concord Partners LP
JT Company, Inc.
The Sweets Mix Company, Inc.
Tootsie Roll Company, Inc.
Tootsie Roll Industries, LLC
Tootsie Roll Management, Inc
Tootsie Roll Mfg., LLC
Tootsie Roll of Canada Ltd.
Tootsie Roll Worldwide, Ltd.
Tootsie Rolls—Latin America
TRI de Latinoamerica S.A. de C.V.
TRI Finance, Inc.
TRI International Inc.
TRI Sales Co.
TRI Sales Finance LLC
TRI-MASS, Inc.
Tutsi S.A. de C.V.
World Trade & Marketing Ltd.
Other Information
Stock Exchange	New York Stock Exchange, Inc. (Since 1922)
Stock Identification	Ticker Symbol: TR CUSIP No. 890516 10-7
Stock Transfer Agent and Stock Registrar	Mellon Investor Services Newport Office Center VII 480 Washington Boulevard Jersey City, NJ 07310 1-800-710-0932 www.melloninvestor.com
Independent Accountants	PricewaterhouseCoopers LLP One North Wacker Chicago, IL 60606
General Counsel	Becker Ross, LLP 317 Madison Avenue New York, NY 10017
Annual Meeting	May 1, 2006 Mutual Building, Room 1200 909 East Main Street Richmond, VA 23219
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