Form 10-K, Exhibit 13
period 2006-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 2007-02-28
CIK 98677

Corporate Profile

Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of confectionery products for 110 years. Our products are primarily sold under the familiar brand names, Tootsie Roll, Tootsie Roll Pops, Caramel Apple Pops, Child's Play, Charms, Blow Pop, Blue Razz, Cella's chocolate covered cherries, Mason Dots, Mason Crows, Junior Mints, Charleston Chew, Sugar Daddy, Sugar Babies, Andes, Fluffy Stuff cotton candy, Dubble Bubble, Razzles, Cry Baby, Nik-L-Nip and EI Bubble.

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

To Our Shareholders

To Our Shareholders:

2006 was another year of record sales for Tootsie Roll. Net sales reached $496 million in 2006 as compared to $488 million in the previous year. Sales increased in most of our core brands and we had another strong Halloween selling season this year.

Net earnings in 2006 were $66 million, a decline from the $77 million reported in 2005. The majority of the decrease in earnings relates to a $14 million after-tax gain on the sale of surplus real estate last year. Adjusting for this gain and other non-recurring items, net earnings declined in 2006 by approximately $1 million and earnings per share were even with the adjusted prior year figure of $1.22.

Our margins have continued to be pressured by substantial price increases in several key ingredients used in candy manufacturing. We also experienced higher energy costs to operate our production facilities and higher distribution costs as a result of record high fuel surcharges.

At Tootsie Roll we have always maintained a bottom line focus and continually review all facets of our operations in order to increase efficiency and eliminate waste. We have adjusted selling prices or package weights on some items and will continue to take other prudent steps to increase our profitability whenever possible. We take a long-term view of the business and therefore try to ensure that our reactions to current market conditions will not jeopardize the Company's future prospects.

One long-term business strategy that has served us well over the years is that we continually deploy production technologies that are state-of-the-art, or even better. As a value-oriented branded confectioner, we believe it is essential to be the low cost producer in each of our major product lines. Accordingly, $14 million of capital expenditures were incurred in operations during 2006. An additional $25 million was directed toward real estate investments in order to defer last year's capital gain on the sale of surplus real estate for federal income tax purposes.

Cash dividends and a 3% stock dividend were paid in 2006. This was the sixty-fourth consecutive year in which cash dividends have been paid and the forty-second consecutive year in which a 3% stock dividend has been distributed. Our record of paying dividends once again earned us the distinction of being named a Mergent "Dividend Achiever," an honor shared with only 3% of U.S. listed dividend paying companies.

We entered 2006 with $30 million remaining of the debt used to acquire Concord Confections in 2004. This debt was retired early in the year. We ended the year with $131 million of cash and investments, even after retiring this debt, capital expenditures, cash dividends and the buy back of $31 million of our common stock.

We believe this conservative balance sheet will enable us to capitalize on appropriate investment opportunities as they may arise. These may include the development of new products, capital projects that are strategically or economically prudent or complementary business acquisitions. We remain active in evaluating opportunities in each of these areas.

Sales and Marketing

As a consumer products company we face intense competition for retail shelf space and, in turn, consumers' dollars. Our competitive advantage lies in our many well known brands which offer high volume sales for retailers and attractive values for consumers. In 2006 we built upon past successes in several important areas.

Halloween was again our largest selling period. Focused promotional programs, particularly in the high volume drug, warehouse club, grocery and mass merchandiser classes of trade contributed to Halloween sales growth.

Packaged goods, including assortments of our most popular items, were once again successful in these channels. We also continued to have good results in the important dollar store trade class where our brands fit well with their value perception.

Line extensions and other new products brought incremental sales and generated excitement for our venerable product portfolio. Several

Financial Highlights

	December 31,
	2006	2005
	(in thousands except per share data)
Net Sales	$495,990	$487,739
Net Earnings	65,919	77,227
Working Capital	128,706	132,940
Net Property, Plant and Equipment	202,898	178,760
Shareholders' Equity	630,681	617,405
Average Shares Outstanding*	54,195	55,127
Per Share Items*
Net Earnings	$1.22	$1.40
Cash Dividends Paid	.32	.29

*Adjusted for stock dividends.

new items were successfully introduced in 2006. Our market-leading "Theater Box" line was expanded with two new offerings—Tootsie Roll Mini Chews and Chocolate Covered Sugar Babies.

Tootsie Roll Mini Chews

Tootsie Roll Mini Chews are luscious morsels of soft, chewy Tootsie Roll smothered in creamy milk chocolate-a combination of flavors and textures that produces an incredible taste sensation! Chocolate Covered Sugar Babies are familiar nuggets of chewy Sugar Baby caramel covered with a delicious chocolate shell. Packaged in convenient, reclosable boxes, these items are perfect for movie time, TV watching or any snacking occasion.

Chocolate Covered Sugar Babies

One example of a targeted merchandising initiative is the theater box shipper that we introduced in the third quarter of 2006 with promising results. This attractive, store-ready, disposable plastic rack merchandises our five most popular theater box candies on an eye-catching, bright red skirted pallet. It is available in three different configurations, to suit the traffic and floor space available in a variety of retail outlets.

Theater Box Shipper

A new product hit in the Charms family of products was Blow Pop Minis—bite size, candy tablets in four tangy flavors, each with a real Blow Pop bubble gum center. Blow Pop Minis, are convenient, portable and packed in attractive pouches with instantly recognizable, high impact brand graphics that convey "It's a Blow Pop-With No Stick!"

Blow Pop Minis

The Andes product assortment was enhanced with two new items. Andes Mocha Mint Indulgence is a decadent, creamy blend of rich coffee flavor and refreshing mint. It is packed in an upscale, stand-up, gusseted bag which fully displays its appealing, high quality graphics. Mocha Mint joins other popular gusseted bag items in the Andes portfolio.

Mocha Mint—the latest addition to Andes stand-up bag line

Andes Peppermint Crunch Baking Chips are rich and creamy morsels embedded with bits of crunchy peppermint candy. This newest addition to our baking chip line delivers a festive flavor—perfect for holiday baking or as a fun topping for ice cream or hot chocolate.

Andes Peppermint Crunch Baking Chips

Enhanced product freshness and bold new graphics were achieved by packaging upgrades made to two favorites. The most popular size Dubble Bubble bag and mini-boxes of Dots, both of which are sold in high volume trade channels, are now packed in eye-catching new metalized bags which increase both the real and perceived consumer value of these popular items.

Dubble Bubble and Mini Dots in new foil bags

Advertising and Pubic Relations

Our products again received cable television exposure through showings of popular special interest features. These include several segments on the Food Network's Unwrapped program, a segment exploring "snack food technology" on The History Channel's Modern Marvels, and John Ratzenberger's Made in America show on the Travel Channel.

We also promoted our long-standing "How Many Licks" Tootsie Pop theme through campaigns on several children's channels on cable television. As always, these campaigns were followed by many consumer letters advising us just exactly how many licks it does take to get to the Tootsie Roll center of a Tootsie Pop. Absent a consensus, the long-standing supposition remains: "the world may never know!"

The Company received a number of gratifying accolades in 2006, being named among:

• "100 Best Corporate Citizens" by Business Ethics magazine

• "America's 200 Best Small Companies" by Forbes magazine.

• "America's Finest Companies" by Staton Financial Advisors

We also received a particularly heartwarming and very unusual honor from The National Marine Corps Museum in Quantico, Virginia. Their new exhibit depicting the brave men who battled sub- zero temperatures and overwhelming odds in the famous battle at the Chosin Reservoir in the Korean War includes Tootsie Rolls. Many of the survivors have fondly reported that Tootsie Rolls kept them alive in these harsh conditions. We salute those who fought in the battle and all the men and women in uniform who serve our country so proudly.

Purchasing

Although 2006 was a year of generally modest consumer price inflation, many of the commodities we use increased considerably in price. Packaging material increases reflected generally robust demand for printed foil and paper wrappers. Bag film, a petroleum based product, was impacted further by higher oil prices. Packaging and other items sourced locally for our Canadian plant were adversely impacted by a stronger Canadian dollar.

Ingredient costs as well were substantially higher in 2006. For us, the most important of these are sugar, edible oils, corn syrup and dextrose. In particular, the cost of refined corn products such as corn syrup and dextrose rose dramatically during the year. Significant quantities of both raw corn and corn refining capacity have been redirected to ethanol production. This has caused higher prices in corn and corn by-products. This trend is expected to continue for the foreseeable future.

We continue to use formalized competitive bidding programs, hedging and forward purchase contracts to help shield the company from short-term price fluctuations and to mitigate cost increases to the extent possible.

Operations

We continue to invest capital and resources in projects and processes that keep our production and distribution facilities as efficient as possible, support growing product lines or changing distribution patterns and improve the quality of our offerings. Further, as technology continues to evolve we have continued to realize benefits through automation. A number of significant projects of these types were completed in 2006 and several more are currently underway.

Consistent with our Corporate Principles, we remain committed to investing in our operations and will continue to examine every facet of them in search of operational improvements.

Information Technology and Internal Controls

We view information technology as a key strategic tool. The demands of today's rapidly changing business environment require us to deliver information and support process refinements that enable the Company to remain competitive. We have and will continue to invest in state of the art information systems and infrastructure in order to achieve our business objectives.

Information technology is also a key component of our internal control system. Consistent with the requirements of Section 404 of the Sarbanes-Oxley Act, our internal controls were once again successfully tested and certified during 2006.

International

All of our international businesses grew profitably during 2006. Mexico had another strong year with higher sales and profits. Our Canadian division was reorganized which resulted in sales growth and increased profitability. Additionally, our export division, which reaches approximately 75 countries in Europe, Asia, and South and Central America, had higher sales and profits.

In Appreciation

We wish to thank our many loyal employees, customers, suppliers, sales brokers and domestic as well as foreign distributors for their contributions during 2006. We also thank our fellow shareholders for their support over the years. Excellence and dedication is required at every level of the organization in order to meet the challenges of today's business environment and we are committed to both.

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

FINANCIAL CONDITION

The Company's overall financial position was further strengthened by its 2006 net earnings and related cash flows provided by operating activities. After making the Concord Confections acquisition which resulted in the Company borrowing $154,000 in the second half of 2004, the Company reduced its overall bank loan balance to $32,001 at December 31, 2005, and then repaid this balance in the first half of 2006. Bank loans were paid down through a combination of cash flows provided by operating activities and investment maturities.

During 2006, the Company's cash flows from operating activities aggregated $55,656. The Company used these cash flows and its restricted cash of $22,330 (at December 31, 2005) to pay cash dividends of $17,264, repurchase $30,694 of its outstanding shares, and make capital expenditures of $39,207, including $25,241 relating to the investment in like-kind real estate as discussed below.

Although the Company's net working capital was $128,706 at December 31, 2006 compared to $132,940 at December 31, 2005, working capital at December 31, 2005 included $22,330 of restricted cash. This restricted cash related to the sale of surplus real estate in 2005, and was reinvested in rental income producing real estate in 2006. As provided under the U.S. Internal Revenue Code Section 1031, the Company was able to defer the payment of $7,972 of income taxes on this gain, and, accordingly reclassified this amount from current income taxes payable to deferred taxes payable in 2006.

As of December 31, 2006 the Company's aggregate cash, cash equivalents and investments (excluding restricted cash but including all long-term investments), net of all bank and interest-bearing loans was $123,341 compared to $129,248 at December 31, 2005. The aforementioned amounts include $30,761 and $27,473 of trading securities as of December 31, 2006 and 2005, respectively, that the Company has invested to hedge its deferred compensation liabilities.

Shareholders' equity increased to $630,681 as of December 31, 2006 compared to $617,405 as of December 31, 2005, reflecting 2006 net earnings of $65,919 less cash dividends of $17,170 and share repurchases and retirements of $30,694. The Company has paid cash dividends for sixty-four consecutive years and has distributed a stock dividend for forty-two consecutive years.

The Company has a relatively straight-forward financial structure and has historically maintained a conservative financial position. Except for an immaterial amount of operating leases, the Company has no special financing arrangements or "off-balance sheet" special purpose entities. Cash flows from operations plus maturities of short term investments are expected to be adequate to meet the Company's overall financing needs in 2007. Notwithstanding, the Company continues to pursue appropriate acquisition opportunities which could result in future bank borrowings.

RESULTS OF OPERATIONS

2006 vs. 2005

Net sales were $495,990 in 2006, a new record, compared to $487,739 in 2005, reflecting an increase of $8,251 or 1.7%. Although this sales increase includes some selective price increases, the Company achieved record "back to school" and pre-Halloween sales in third quarter 2006.

Cost of goods sold as a percentage of net sales increased from 61.3% in 2005 to 62.6% in 2006. The aforementioned reflects increases in ingredient and packaging costs of approximately $4,882 and $730, respectively, as well as increases in labor and fringe benefits, and overall plant overhead. In addition, the adverse effects of foreign exchange relating to products manufactured in Canada for the U.S. market adversely affected gross profit margins by approximately $2,200 in 2006.

Due to the seasonal nature of the Company's business and corresponding variations in product mix, gross margins have historically been lower in the second half of the year, and second half 2006 was consistent with this trend.

Selling, marketing and administrative expenses were $99,233 in 2006 compared to $96,936 in 2005, an increase of $2,297 or 2.4%. This increase reflects $2,517 of higher freight, warehousing and distribution expenses relating to higher energy costs. In addition, $1,505 of costs associated with the transition to new pack sizes and government mandated labeling changes were offset by lower general and administrative costs. Selling, marketing and administrative expenses as a percent of sales increased slightly from 19.9% of sales in 2005 to 20.0% of sales in 2006.

Reported earnings from operations were $86,250 in 2006, compared to $108,744 in 2005. Prior year 2005 operating earnings benefited from a $21,840 pre-tax gain on the sale of surplus real estate partially offset by a $4,743 pre-tax charge relating to the impairment of a minor trademark and related goodwill. Excluding the aforementioned nonrecurring net benefit in 2005, adjusted earnings from operations were $86,250 in 2006 compared to $91,647 in 2005, a decrease of $5,397 or 5.9%. This decrease principally reflects the decrease in gross profit margin and higher freight and delivery expenses as discussed above.

The Company performs its annual impairment testing of its intangible assets, trademarks and goodwill, during the fourth quarter of each year. The Company believes that the carrying values of its trademarks and goodwill have indefinite lives as they are expected to generate cash flows indefinitely. There were no impairments in 2006.

Other income, net was $8,465 in 2006 compared to $4,908 in 2005, an increase of $3,557. This net increase principally reflects $1,811 of decreased interest expense due to the retirement of bank debt, $833 of increased rental income due to the reinvestment in like-kind real estate as discussed above, and $498 of increased royalty income reflecting royalties paid by third parties to license the Company's various trademarks.

The consolidated effective tax rate was 30.7% and 32.3% in 2006 and 2005, respectively. The decrease in the effective tax rate principally reflects the effects of additional taxes in 2005 relating to the repatriation of foreign dividends as allowed by the American Jobs Creation Act of 2004, as well as a minor reduction in rates relating to increased exempt municipal bond interest and lower state taxes. During 2006, the Company also recorded a $3,000 valuation allowance relating to foreign subsidiary tax loss carry-forwards to reduce the future income tax benefits to amounts expected to be realized.

Net earnings were $65,919 in 2006 compared to $77,227 in 2005, and earnings per share were $1.22 and $1.40 in 2006 and 2005, respectively. Both fourth quarter and twelve months 2005 periods benefited from a nonrecurring net after-tax gain of $10,053 or $.18 per share relating to the sale of surplus real estate, net of the write-off of a minor trademark and goodwill and additional income taxes relating to repatriated foreign dividends as discussed below. Excluding this non-recurring net gain, adjusted net earnings were $11,730 and

$13,272, and adjusted net earnings per share were $.22 and $.24 in fourth quarter 2006 and 2005, respectively, a decrease of $.02 per share or 8.3%. Excluding this non-recurring net gain in 2005, twelve months 2006 and 2005 adjusted net earnings were $65,919 and $67,174, respectively, and adjusted per share earnings were $1.22 for both 2006 and 2005. Earnings per share also benefited from a reduction in average shares outstanding resulting from common stock purchases in the open market by the Company. Average shares outstanding decreased from 55,127 in 2005 to 54,195 in 2006. To facilitate the understanding of the above, a reconciliation of 2005 GAAP and Non-GAAP net earnings and earnings per share have been provided below.

2005 vs. 2004

Net sales were $487,739 in 2005, a new record, compared to $420,110 in 2004, an increase of $67,629 or 16.1%. The 2005 and 2004 sales reflect approximately $76,100 and $29,300, respectively, of sales from Concord Confections acquired on August 30, 2004. Excluding these Concord sales, 2005 net sales grew to $411,639, a $20,829 or 5.3% increase over 2004. This sales increase principally reflects volume increases in most of the Company's core brands, including record "back to school" and pre-Halloween sales in third quarter 2005.

Cost of goods sold as a percentage of net sales increased from 58.2% in 2004 to 61.3% in 2005. The aforementioned reflects cost increases in overall major ingredients, packaging and plant overhead, including energy costs and additional costs associated with the relocation and start-up of new production lines. Increases in 2005 ingredient and packaging costs approximated $700 and $900, respectively; and increases in energy costs added $1,700 to plant overhead costs in 2005, $1,000 of which was incurred in fourth quarter 2005. Management estimates that relocation and start-up costs of new production lines incrementally added $3,600 to 2005 cost of goods sold. The effect of slightly lower margins on certain new products and line extensions also contributed to lower gross profit margins in 2005 compared to 2004.

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

Selling, marketing and administrative expenses were $96,936 in 2005 compared to $85,705 in 2004, an increase of $11,231 or 13.1%. This increase principally reflects the additional costs associated with Concord. However, these costs favorably decreased from 20.4% of sales in 2004 to 19.9% of sales in 2005, reflecting certain synergies achieved as part of the integration of Concord into the Company's sales and distribution systems, as well as other expense reductions achieved. The Company incurred higher fuel surcharges for freight and delivery expense in 2005; however, improved efficiencies gained in the Company's distribution network mitigated a substantial portion of these cost increases.

Earnings from operations were $108,744 in 2005, compared to $89,904 in 2004. Operating earnings in 2005 benefited from a $21,840 pre-tax gain on the sale of surplus real estate partially offset by a $4,743 pre-tax charge relating to the impairment of a minor trademark and related goodwill. Both of these factors impacted operating earnings for the fourth quarter and twelve month 2005 periods.

As of result of the Company's regular impairment testing of its intangible assets, trademarks and goodwill, management determined that due to a reassessment of

Reconciliation of GAAP to Non-GAAP Financial Measures For the Periods Ended December 31, 2005

	Net Earnings		Earnings per Share
	Fourth Quarter	Twelve Months	Fourth Quarter	Twelve Months
GAAP	$23,325	$77,227	$0.42	$1.40
Adjusted for:
Sale of surplus real estate, net of tax	(13,868)	(13,868)	(0.25)	(0.25)
Write-off of a minor trademark and associated goodwill, net of tax	3,012	3,012	0.06	0.06
Income taxes relating to repatriated foreign earnings	803	803	0.01	0.01
Non-GAAP	$13,272	$67,174	$0.24	$1.22

long-range marketing plans a minor trademark and related goodwill were impaired, and, accordingly wrote off $4,743 of intangible assets as an operating expense in fourth quarter 2005. There were no impairments in 2004.

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

The consolidated effective tax rate held at 32.3% in both 2005 and 2004. Although the Company's effective state tax rate increased slightly, the Company's effective foreign tax rate decreased reflecting reductions in Canadian and Mexican income tax expense. In addition, the Company repatriated earnings from its foreign subsidiaries in Canada and Mexico at an incremental tax cost of $800, as allowed by the American Jobs Creation Act of 2004.

Net earnings were $77,227 in 2005 compared to $64,174 in 2004, and earnings per share were $1.40 and $1.16 in 2005 and 2004, respectively, an increase of $.24 or 20.7%. Both fourth quarter and twelve months 2005 benefited from a $13,868 after-tax gain on the sale of surplus real estate partially offset by a $3,012 non-recurring after-tax charge relating to the write-off of a minor trademark and goodwill, and $803 of additional income taxes relating to repatriated foreign earnings. Earnings per share also benefited from a reduction in average shares outstanding reflecting common stock purchases in the open market by the Company. Average shares outstanding decreased from 55,506 in 2004 to 55,127 in 2005.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities were $55,656, $82,524, and $76,228 in 2006, 2005 and 2004, respectively. The $26,868 decrease in 2006 compared to 2005 reflects changes in certain operating assets and liabilities. Such changes are principally the result of a $4,368 increase in accounts receivables, $4,125 increase in other receivables, $8,451 increase in inventories, $1,912 increase in prepaid expenses and other assets, $3,688 decrease in accounts payable and accrued liabilities, and a $3,984 decrease in income taxes payable and deferred. In addition, cash provided by operating activities in 2005 benefited from both a $3,947 decrease in inventories and an $8,423 increase in taxes payable and deferred.

Cash flows from investing activities reflect capital expenditures of $39,207, $14,690 and $17,948 in 2006, 2005, and 2004 respectively, including $25,241 relating to the reinvestment in like-kind real estate in 2006; 2005 cash flows also included $22,559 relating to the proceeds from the sale of surplus real estate as discussed above. Cash flows from investing activities reflect the purchase of Concord in 2004 for $218,229 less a 2005 recovery of $6,755 relating to a minimum working capital adjustment.

Cash flows from financing activities reflect bank borrowings of $38,401 and $154,000 in 2005 and 2004, respectively, and the repayment of various bank loans of $32,001, $98,400, and $62,000 in 2006, 2005, and 2004, respectively.

Financing activities also include common share repurchases and retirements of $30,694, $17,248, and $16,407 in 2006, 2005 and 2004, respectively. Cash dividends of $17,264, $15,132, and $14,877 were paid in 2006, 2005 and 2004, respectively.

MARKET RISKS

The Company is exposed to market risks related to commodity prices, interest rates, equity prices and foreign exchange rates.

Commodities

Commodity price risks relate to ingredients, primarily sugar, cocoa, chocolate, corn syrup, dextrose, vegetable oils, milk and whey. The Company believes its competitors face similar risks, and the industry has historically adjusted prices to compensate for adverse fluctuations in commodity costs. The Company, as well as competitors in the confectionary industry, has taken actions, including price increases and selective product weight declines (indirect price increases) to mitigate rising input costs for ingredients, transportation, fuel and energy. While management believes it will substantially recover cost increases over the long term, there is risk that price increases and weight declines passed on too quickly could adversely affect customer and consumer acceptance and resulting sales volume.

The Company utilizes commodity futures contracts as well as annual supply agreements to hedge anticipated purchases of certain ingredients, including sugar, in order to mitigate commodity cost fluctuations. Such commodity futures contracts are cash flow hedges and are effective as hedges as defined by Statement of Financial Accounting Standards (SFAS) 133, "Accounting for Derivative Instruments and Hedging Activities." The unrealized gains and losses on such contracts are deferred as a component of accumulated other comprehensive earnings (loss) and are recognized as a component of cost of goods sold when the related inventory is sold.

The potential change in fair value of commodity derivative instruments (primarily sugar futures contracts) held by the Company, assuming a 10% change in the underlying commodity price, was $853. This analysis only includes commodity derivative instruments and, therefore, does not consider the offsetting effect of changes in the price of the underlying commodity. This amount is not significant compared with the net earnings and shareholders' equity of the Company.

Interest Rates

Interest rate risks primarily relate to the Company's investments in debt securities, primarily municipal bonds, with maturities of generally up to four years. The majority of these investments have historically been held to maturity, which limits the Company's exposure to interest rate fluctuations.

Maturities of the Company's investments in debt securities at December 31, 2006 are as follows:

Less than 1 year	$23,473
1 - 2 years	6,109
2 - 3 years	14,311
over 3 years	400
Total	$44,293

The Company had no outstanding debt at the end of 2006 other than a $7,500 Industrial Revenue Bond for which interest rates reset each week based on the current market rate. Therefore, the Company does not believe that it has significant interest rate risk with respect to its interest bearing debt.

Equity price

Equity price risk relates to the Company's investments in mutual funds which are principally used to fund and hedge the Company's deferred compensation liabilities. At December 31, 2006, the Company had investments in mutual funds, classified as trading securities, of $30,761. Any change in the fair value of these trading securities would be completely offset by a corresponding change in the respective hedged deferred compensation liability.

Foreign Exchange

Foreign exchange risk principally relates to the Company's foreign operations in Canada and Mexico, as well as periodic purchase commitments of machinery and equipment from foreign sources.

Certain of the Company's Canadian manufacturing costs, including local payroll and a portion of its packaging, ingredients and supplies are sourced in Canadian dollars. The Company uses its Canadian dollar collections on Canadian sales as a partial hedge of this exposure. The Company also periodically purchases Canadian dollars to facilitate the management of currency risk.

From time to time the Company may use forward foreign exchange contracts and derivative instruments to mitigate its exposure to foreign exchange risk, as well as those related to firm commitments to purchase equipment from foreign vendors. As of December 31, 2006 the Company did not have any material outstanding foreign exchange contracts.

NEW ACCOUNTING PRONOUNCEMENTS

Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statement" (SAB 108)

In September 2006, the SEC staff issued SAB 108 in order to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement—including the reversing effect of prior year misstatements—but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. The Company has historically used the roll-over method for quantifying identified financial statement misstatements.

In SAB 108, the SEC staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company's financial statements and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantifications of errors under both the iron curtain and the roll-over methods.

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the "dual approach" had always been used or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. Use of the "cumulative effect" transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose.

The Company has applied the provisions of SAB 108 using the cumulative effect transition method in connection with the preparation of its annual financial statements for the year ending December 31, 2006. The effects of the adoption of SAB 108 are outlined in Note 14 to the accompanying financial statements. The Company previously evaluated these items under the "roll-over" method and concluded they were quantitatively and qualitatively immaterial, individually and in the aggregate.

SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158)

In September 2006, the FASB issued SFAS 158 which requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. SFAS 158 also requires additional disclosures in the notes to financial statements and is effective as of the end of fiscal years ending after December 15, 2006. The Company adopted SFAS 158 as of December 31, 2006, the effects of which, as well as the related new disclosures, are included in Note 7 to the accompanying financial statements. The adoption of SFAS 158 did not have a material effect on the Company's financial position and results of operations.

FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109" (FIN 48)

In July 2006, the FASB issued FIN 48 which prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact of FIN 48 and has not yet made any determination as to the effects, if any, that it may have on the Company's financial position and results of operations.

SFAS No. 157, "Fair Value Measurements" (SFAS 157)

In September 2006, the FASB issued SFAS 157 which establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 157 and has not yet made any determination as to the effects, if any, that it may have on the Company's financial position and results of operations.

CRITICAL ACCOUNTING POLICIES

Preparation of the Company's financial statements involves judgments due to uncertainties affecting the application of accounting policies, and the likelihood that different amounts would be reported under different conditions or using different assumptions. In the opinion of management, the Company does not have any individual accounting policy that is clearly "critical." However following is a summary of the more significant accounting policies and methods where estimates are used.

Revenue Recognition

Revenue, net of applicable provisions for discounts, returns, allowances, and certain advertising and promotional costs, is recognized when products are delivered to customers based on a customer purchase order, and collectibility is reasonably assured. The accounting for such promotional programs is discussed below.

Provisions for bad debts are recorded as selling, marketing and administrative expense. Such provisions did not exceed 0.2% of net sales for 2006, 2005 and 2004 and, accordingly, were not significant to the Company's financial position or results of operations.

Intangible assets

The Company's intangible assets consist primarily of acquired trademarks and related goodwill. In accordance with SFAS 142, goodwill and other indefinite lived assets are not amortized, but are instead subjected to annual testing for impairment. This determination is made by comparing the carrying value of the asset with its estimated fair value, which is calculated using discounted projected future cash flows. These projected future cash flows are dependent on a number of factors including future business plans and projected operating results. Although the majority of the Company's trademarks relate to well established brands with a long history of consumer acceptance, projected cash flows are inherently uncertain. A change in the assumptions underlying the impairment analysis, such as a reduction in projected cash flows or the use of a different discount rate, could cause impairment in the future. As a result of its impairment testing, the Company recorded a pre-tax impairment charge of $4,743 during 2005 with respect to a minor trademark and related goodwill. No impairments were recorded in 2006 or 2004.

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

Split dollar life officer life insurance

The Company provides split dollar insurance benefits to certain executive officers and records an asset equal to the cumulative premiums paid on the related policies, as the Company will fully recover these premiums under the terms of the plan. The Company retains a collateral assignment of the cash surrender values and policy death benefits payable to insure recovery of these premiums.

Valuation of long-lived assets

Long-lived assets, primarily property, plant and equipment, are reviewed for impairment as events or changes in business circumstances occur indicating that the carrying value of the asset may not be recoverable. The estimated cash flows produced by the asset or asset groups are compared to the asset carrying value to determine whether impairment exists. Such estimates involve considerable management judgment and are based upon assumptions about expected future operating performance. As a result, actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions.

Income taxes

Deferred income taxes are recognized for future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. The Company, along with third-party tax advisors, periodically reviews assumptions and estimates of the Company's probable tax obligations using informed judgment and historical experience.

Guarantees

The Financial Accounting Standards Board issued Interpretation No. 45 relating to the accounting for and disclosure of certain types of guarantees. No disclosures were required for the Company as a result of this standard, as it has no such guarantees outstanding.

Other matters

In the opinion of management, other than contracts for raw materials, including commodity hedges and outstanding purchase orders for packaging, ingredients supplies, and operational services, all entered into in the ordinary course of business, the Company does not have any significant contractual obligations or future commitments. The Company's outstanding contractual commitments as of December 31, 2006, all of which are normal and recurring in nature, are summarized in the accompanying chart.

Forward-looking statements

This discussion and certain other sections contain forward-looking statements that are based largely on the Company's current expectations and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. Such risks, trends and

Open Contractual Commitments as of December 31, 2006

Payable in	Total	Less than 1 year	1 to 3 Years	3 to 5 Years	More than 5 Years
Commodity hedges	$8,353	$7,868	$485	$—	$—
Purchase obligations	64,870	64,870	—	—	—
Split dollar insurance	1,718	1,718	—	—	—
Interest bearing debt	7,500	—	—	—	7,500
Operating leases	5,392	1,005	1,730	1,334	1,323
Total	$87,833	$75,461	$2,215	$1,334	$8,823

Note: the above amounts exclude deferred income tax liabilities of $40,864, postretirement health care and life insurance benefits of $12,582 and deferred compensation and other liabilities of $37,800 because the timing of payments relating to these items cannot be reasonably determined.

uncertainties, which in some instances are beyond the Company's control, include changes in demand and consumer preferences, including seasonal events such as Halloween; the effect of changes in commodity prices and ingredient costs; the effect of changes in foreign currencies on the Company's foreign subsidiaries and resulting effects on costs relating to foreign products principally marketed and sold in the USA; the Company's reliance on third-party vendors, including foreign supplies for various goods and services; the Company's ability to successfully implement new production processes and automated production lines; the effect of acquisitions on the Company's results of operations and financial condition; changes in the confectionary market place including actions taken by major retailers and customers; customer and consumer response to marketing programs, changes in pack size and weights, and price adjustments; changes in governmental laws and regulations; changes in domestic and foreign taxes rates and laws, including state and local jurisdictions; the overall competitive environment in the Company's industry; and changes in assumptions and judgments discussed under the heading "Critical Accounting Policies."

The factors identified above are believed to be significant factors, but not necessarily all of the significant factors that could cause actual results to differ from those expressed in any forward-looking statement. The words "believe," "expect," "anticipate," "estimate," "intend" and similar expressions generally identify forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which are as of the date of this filing.

The results of the Company's operations and its financial condition are expressed in the accompanying financial statements.

Management's Report on Internal Control Over
Financial Reporting

The management of Tootsie Roll Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 (SEC) Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 as required by SEC Rule 13a-15(c). In making this assessment, we used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP an independent registered public accounting firm, as stated in their report which appears on page 22.

Tootsie Roll Industries, Inc.

Chicago, Illinois
February 28, 2007

Required Certifications

In 2006, the Company's Chief Executive Officer submitted to the New York Stock Exchange the required Annual CEO Certification certifying that he was not aware of any violation by the Company of the exchange's corporate governance listing standards.

The Company filed with the Securities and Exchange Commission the certifications required of the Company's Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Form 10-K for the year ended December 31, 2006.

CONSOLIDATED STATEMENT OF

Financial Position

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES  (in thousands)

Assets	December 31,
	2006	2005
CURRENT ASSETS:
Cash and cash equivalents	$55,729	$69,006
Restricted cash	—	22,330
Investments	23,531	54,892
Accounts receivable trade, less allowances of $2,322 and $2,255	35,075	30,856
Other receivables	3,932	2,768
Inventories:
Finished goods and work-in-process	42,146	34,311
Raw materials and supplies	21,811	20,721
Prepaid expenses	6,489	5,840
Deferred income taxes	2,204	5,872
Total current assets	190,917	246,596
PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	19,402	14,857
Buildings	87,273	63,544
Machinery and equipment	259,049	250,841
	365,724	329,242
Less—Accumulated depreciation	162,826	150,482
	202,898	178,760
OTHER ASSETS:
Goodwill	74,194	74,194
Trademarks	189,024	189,024
Investments	51,581	44,851
Split dollar officer life insurance	73,357	69,772
Investment in joint venture	9,668	10,499
	397,824	388,340
	$791,639	$813,696

(The accompanying notes are an integral part of these statements.)

  (in thousands except per share data)

Liabilities and Shareholders' Equity	December 31,
	2006	2005
CURRENT LIABILITIES:
Bank loan	$—	$32,001
Accounts payable	13,102	17,482
Dividends payable	4,300	4,263
Accrued liabilities	43,802	44,969
Income taxes payable	1,007	14,941
Total current liabilities	62,211	113,656
NONCURRENT LIABILITIES:
Deferred income taxes	40,864	32,088
Postretirement health care and life insurance benefits	12,582	10,783
Industrial development bonds	7,500	7,500
Deferred compensation and other liabilities	37,801	32,264
Total noncurrent liabilities	98,747	82,635
SHAREHOLDERS' EQUITY:
Common stock, $.69-4/9 par value— 120,000 shares authorized— 35,364 and 35,255, respectively, issued	24,558	24,483
Class B common stock, $.69-4/9 par value— 40,000 shares authorized— 18,390 and 18,000, respectively, issued	12,771	12,500
Capital in excess of par value	438,648	426,125
Retained earnings, per accompanying statement	169,233	164,236
Accumulated other comprehensive loss	(12,537)	(7,947)
Treasury stock (at cost)— 62 shares and 60 shares, respectively	(1,992)	(1,992)
	630,681	617,405
	$791,639	$813,696

CONSOLIDATED STATEMENT OF

Earnings, Comprehensive Earnings and Retained Earnings

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES  (in thousands except per share data)

	For the year ended December 31,
	2006	2005	2004
Net sales	$495,990	$487,739	$420,110
Cost of goods sold	310,507	299,156	244,501
Gross margin	185,483	188,583	175,609
Selling, marketing and administrative expenses	99,233	96,936	85,705
Impairment charges	—	4,743	—
Gain on sale of real estate	—	(21,840)	—
Earnings from operations	86,250	108,744	89,904
Other income, net	8,465	4,908	4,784
Earnings before income taxes	94,715	113,652	94,688
Provision for income taxes	28,796	36,425	30,514
Net earnings	$65,919	$77,227	$64,174
Net earnings	$65,919	$77,227	$64,174
Other comprehensive earnings (loss)	(3,697)	2,984	778
Comprehensive earnings	$62,222	$80,211	$64,952

Retained earnings at beginning of year	$164,236	$149,055	$156,786
Net earnings	65,919	77,227	64,174
Cash dividends ($.32, $.29 and $.27 per share, respectively)	(17,170)	(15,406)	(14,547)
Stock dividends	(43,694)	(46,640)	(57,358)
Cumulative effect of SAB 108	(58)	—	—
Retained earnings at end of year	$169,233	$164,236	$149,055

Earnings per share	$1.22	$1.40	$1.16

Average common and class B common shares outstanding	54,195	55,127	55,506

(The accompanying notes are an integral part of these statements.)

CONSOLIDATED STATEMENT OF

Cash Flows

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES  (in thousands)

	For the year ended December 31,
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$65,919	$77,227	$64,174
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	15,816	14,687	11,680
Gain on sale of real estate	—	(21,840)	—
Impairment charges	—	4,743	—
Excess of earnings from joint venture over dividends received	(921)	(267)	(232)
Amortization of marketable securities	909	1,680	1,885
Purchase of trading securities	(749)	(1,141)	(1,796)
Changes in operating assets and liabilities:
Accounts receivable	(4,368)	(1,846)	673
Other receivables	(4,125)	1,519	1,574
Inventories	(8,451)	3,947	(4,567)
Prepaid expenses and other assets	(1,912)	(4,357)	(4,822)
Accounts payable and accrued liabilities	(3,688)	(1,868)	2,478
Income taxes payable and deferred	(3,984)	8,423	2,712
Postretirement health care and life insurance benefits	971	708	773
Deferred compensation and other liabilities	382	1,251	1,516
Other	(143)	(342)	180
Net cash provided by operating activities	55,656	82,524	76,228
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of business, net of cash acquired	—	—	(218,229)
Working capital adjustment from acquisition	—	6,755	—
Proceeds from sale of real estate and other assets	1,343	22,559	—
(Increase) decrease in restricted cash	22,330	(22,330)	—
Capital expenditures	(39,207)	(14,690)	(17,948)
Purchase of held to maturity securities	—	—	(22,049)
Maturity of held to maturity securities	—	—	44,113
Purchase of available for sale securities	(35,663)	(16,772)	(83,987)
Sale and maturity of available for sale securities	62,223	46,350	134,061
Net cash provided by (used in) investing activities	11,026	21,872	(164,039)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loan	—	38,401	154,000
Repayment of bank loan	(32,001)	(98,400)	(62,000)
Shares repurchased and retired	(30,694)	(17,248)	(16,407)
Dividends paid in cash	(17,264)	(15,132)	(14,877)
Net cash provided by (used in) financing activities	(79,959)	(92,379)	60,716
Increase (decrease) in cash and cash equivalents	(13,277)	12,017	(27,095)
Cash and cash equivalents at beginning of year	69,006	56,989	84,084
Cash and cash equivalents at end of year	$55,729	$69,006	$56,989
Supplemental cash flow information:
Income taxes paid	$29,780	$26,947	$28,966
Interest paid	$733	$2,537	$879
Stock dividend issued	$43,563	$46,310	$56,959

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

Revenue recognition:

Products are sold to customers based on accepted purchase orders which include quantity, sales price and other relevant terms of sale. Revenue, net of applicable provisions for discounts, returns, allowances, and certain advertising and promotional costs, is recognized when products are delivered to customers and collectibility is reasonably assured. Shipping and handling costs of $40,353, $37,836 and $31,795 in 2006, 2005 and 2004, respectively, are included in selling, marketing and administrative expenses. Accounts receivable are unsecured. Revenues from a major customer aggregated approximately 23.7%, 24.0% and 20.8% of total net sales during the years ended December 31, 2006, 2005 and 2004, respectively.

Cash and cash equivalents:

The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Restricted cash represents the net proceeds received from the sale of surplus real estate in 2005 which was held by a third party intermediary and earmarked for reinvestment in like-kind real estate as provided under U.S. Internal Revenue Code Section 1031. During 2006, the Company reinvested such restricted cash in like-kind real estate.

Investments:

Investments consist of various marketable securities with maturities of generally up to four years. The Company classifies debt and equity securities as either available for sale or trading. Available for sale are not actively traded and are carried at fair value. Unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders' equity, net of applicable taxes, until realized. Trading securities relate to deferred compensation arrangements and are carried at fair value. The Company invests in trading securities to hedge changes in its deferred compensation liabilities.

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

The Company's commodities futures contracts are being accounted for as cash flow hedges and are recorded on the balance sheet at fair value. Changes therein are recorded in other comprehensive earnings and are reclassified to earnings in the periods in which earnings are affected by the hedged item. Substantially all amounts reported in accumulated other comprehensive earnings (loss) are expected to be reclassified to cost of goods sold.

Inventories:

Inventories are stated at cost, not to exceed market. The cost of substantially all of the Company's inventories ($61,092 and $51,969 at December 31, 2006 and 2005, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $7,350 and $4,908 at December 31, 2006 and 2005, respectively. The cost of certain foreign inventories ($2,865 and $3,063 at December 31, 2006 and 2005, respectively) has been determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Property, plant and equipment:

Depreciation is computed for financial reporting purposes by use of the straight-line method based on useful lives of 20 to 35 years for buildings and 5 to 20 years for machinery and equipment. Depreciation expense was $15,816, $14,687, and $11,680 in 2006, 2005 and 2004, respectively.

Carrying value of long-lived assets:

The Company reviews long-lived assets to determine if there are events or circumstances indicating that the amount of the asset reflected in the Company's balance sheet may not be recoverable. When such indicators are present, the Company compares the carrying value of the long-lived asset, or asset group, to the future undiscounted cash flows of the underlying assets to determine if an impairment exists. If applicable, an impairment charge would be recorded to write down the carrying value to its fair value. The determination of fair value involves the use of estimates of future cash flows that involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management's estimates due to changes in business conditions, operating performance, and economic conditions. No impairment charges were recorded by the Company during 2006, 2005 or 2004.

Postretirement health care and life insurance benefits:

The Company provides certain postretirement health care and life insurance benefits. The cost of these postretirement benefits is accrued during employees' working careers. The Company also provides split dollar life insurance benefits to certain executive officers. The Company records an asset equal to the cumulative insurance premiums that will be recovered upon the death of a covered employee(s) or earlier under the terms of the plan. Split dollar premiums paid were $3,023, $3,678, and $3,620 in 2006, 2005 and 2004, respectively.

Goodwill and Intangible assets:

The Company accounts for intangible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with this statement, goodwill and intangible assets with indefinite lives are not amortized, but rather tested for impairment at least annually. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. The Company has completed its annual impairment testing of its goodwill and trademarks during the fourth quarter of each of the years presented, and recorded an impairment of $4,743 in the fourth quarter of 2005 relating to a minor trademark and related goodwill. No impairments were recorded in either 2006 or 2004.

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

Joint venture:

The Company's 50% interest in two companies is accounted for using the equity method. The Company records an increase in its investment in the joint venture to the extent of its share of the joint venture's earnings, and reduces its investment to the extent of dividends received. During 2006, dividends of $1,946 were declared and paid by the joint venture but not received by the Company until after December 31, 2006; this amount is included in other receivables at December 31, 2006. Dividends of $651 were received in 2005, and no dividends were received in 2004.

Comprehensive earnings:

Comprehensive earnings includes net earnings, foreign currency translation adjustments and unrealized gains/losses on commodity hedging contracts and available for sale securities.

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

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109" (FIN 48). FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007.

The Company is currently assessing the impact of FIN 48 and SFAS 157 and has not yet made any determination as to the effects, if any, that they may have on the Company's financial position and results of operations.

NOTE 2—ACCRUED LIABILITIES:

Accrued liabilities are comprised of the following:

	December 31,
	2006	2005
Compensation	$12,923	$15,756
Other employee benefits	5,631	5,213
Taxes, other than income	1,781	1,765
Advertising and promotions	17,854	14,701
Other	5,613	7,534
	$43,802	$44,969

NOTE 3—BANK LOAN AND INDUSTRIAL DEVELOPMENT BONDS:

Bank loans at December 31, 2005 are demand notes collateralized by certain investments in marketable securities. Interest was LIBOR based and averaged 4.6%. All bank loans outstanding at December 31, 2005 were repaid in 2006.

Industrial development bonds are due in 2027. The average floating interest rate was 3.6% and 2.5% in 2006 and 2005, respectively.

NOTE 4—INCOME TAXES:

The domestic and foreign components of pretax income are as follows:

	2006	2005	2004
Domestic	$81,514	$103,725	$89,164
Foreign	13,201	9,927	5,524
	$94,715	$113,652	$94,688

The provision for income taxes is comprised of the following:

	2006	2005	2004
Current:
Federal	$14,358	$33,036	$26,303
Foreign	944	1,151	731
State	1,050	1,990	1,070
	16,352	36,177	28,104
Deferred:
Federal	10,962	1,038	2,907
Foreign	1,196	(849)	(605)
State	286	59	108
	12,444	248	2,410
	$28,796	$36,425	$30,514

Significant components of the Company's net deferred tax liability at year end were as follows:

	December 31,
	2006	2005
Deferred tax assets:
Deferred compensation	$10,644	$10,759
Post retirement benefits	3,938	3,759
Reserve for uncollectible accounts	567	506
Other accrued expenses	3,008	2,822
Foreign subsidiary tax loss carry forward	5,172	5,796
Foreign tax credit carry forward	4,900	2,312
Marked to market on investments	573	—
Inventory reserves	—	701
Other	687	1,206
	29,489	27,861
Valuation reserve	(4,329)	(1,464)
Total deferred tax assets	$25,160	$26,397
	December 31,
	2006	2005
Deferred tax liabilities:
Depreciation	$22,330	$21,992
Deductible goodwill and trademarks	22,447	19,373
Accrued export Company commissions	3,974	3,353
VEBA funding	897	748
Inventory reserves	2,591	2,287
Prepaid insurance	627	587
Marked to market on investments	—	1,423
Deferred gain on sale of real estate	7,972	—
Other	2,982	2,850
Total deferred tax liabilities	$63,820	$52,613
Net deferred tax liability	$38,660	$26,216

At December 31, 2006, the tax benefit of foreign subsidiary tax loss carry forwards expiring by year are as follows: $1,175 in 2014, $3,331 in 2015 and $666 in 2026. A valuation allowance has been established for these tax loss carry forwards to reduce the future income tax benefits to amounts expected to be realized.

Also at December 31, 2006, the amounts of the foreign subsidiary tax credit carry forwards expiring by year are as follows: $271 in 2007, $231 in 2008, $168 in 2009, $321 in 2010, $341 in 2011, $325 in 2012, $286 in 2013, $55 in 2014, $1,561 in 2015 and $1,341 in 2016. A valuation allowance has been established for these carry forward credits to reduce the future income tax benefits to amounts expected to be realized.

The effective income tax rate differs from the statutory rate as follows:

	2006	2005	2004
U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net	0.9	1.2	0.8
Exempt municipal bond interest	(0.8)	(0.6)	(1.2)
Foreign tax rates	(2.8)	(2.8)	(1.9)
Qualified domestic production activities deduction	(0.8)	(0.9)	—
Repatriation of accumulated foreign earnings	—	0.7	—
Other, net	(0.8)	(0.3)	(0.5)
Effective income tax rate	30.7%	32.3%	32.2%

The Company has not provided for U.S. federal or foreign withholding taxes on $6,561 and $8,831 of foreign subsidiaries' undistributed earnings as of December 31, 2006 and December 31, 2005, respectively, because such earnings are considered to be permanently reinvested. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

American Jobs Creation Act of 2004 created a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received deduction for certain dividends from controlled foreign corporations. In 2005, the Company repatriated accumulated income earned abroad by its controlled foreign corporations in the amount of $21,200 and incurred a U.S. tax expense of $800 net of foreign tax credits.

NOTE 5—SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

	Common Stock		Class B Common Stock		Treasury Stock		Capital in excess of par
	Shares	Amount	Shares	Amount	Shares	Amount	value
	(000's)		(000's)		(000's)
Balance at January 1, 2004	34,082	$23,668	17,145	$11,906	(56)	$(1,992)	$357,922
Issuance of 3% stock dividend	1,009	701	513	356	(2)	—	55,901
Conversion of Class B common shares to common shares	143	99	(143)	(99)	—	—	—
Purchase and retirement of common shares	(474)	(329)	—	—	—	—	(16,078)
Balance at December 31, 2004	34,760	24,139	17,515	12,163	(58)	(1,992)	397,745
Issuance of 3% stock dividend	1,033	717	524	364	(2)	—	45,229
Conversion of Class B common shares to common shares	39	27	(39)	(27)	—	—	—
Purchase and retirement of common shares	(577)	(400)	—	—	—	—	(16,849)
Balance at December 31, 2005	35,255	24,483	18,000	12,500	(60)	(1,992)	426,125
Issuance of 3% stock dividend	1,048	727	539	375	(2)	—	42,461
Conversion of Class B common shares to common shares	149	104	(149)	(104)	—	—	—
Purchase and retirement of common shares	(1,088)	(756)	—	—	—	—	(29,938)
Balance at December 31, 2006	35,364	$24,558	18,390	$12,771	(62)	$(1,992)	$438,648

Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends.

While the Company does not have a formal or publicly announced stock repurchase program, the Company's board of directors periodically authorizes a dollar amount for share repurchases.

Based upon this policy, shares were purchased and retired as follows:

Year	Total Number Of Shares Purchased	Average Price Paid Per Share
2006	1,088	$28.17
2005	577	$29.87
2004	474	$34.56

NOTE 6—OTHER INCOME, NET:

Other income (expense) is comprised of the following:

	2006	2005	2004
Interest and dividend income	$2,615	$2,632	$3,784
Interest expense	(726)	(2,537)	(912)
Joint venture income	921	918	232
Foreign exchange gains	453	852	453
Royalty income	1,879	1,381	698
Capital gains (losses)	678	166	(163)
Rental income	1,940	1,107	413
Insurance recovery	300	326	—
Miscellaneous, net	405	63	279
	$8,465	$4,908	$4,784

NOTE 7—EMPLOYEE BENEFIT PLANS:

Pension plans:

The Company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The Company's policy is to fund pension costs accrued based on compensation levels. Total pension expense for 2006, 2005 and 2004 was $3,362, $3,362 and $3,174, respectively. The Company also maintains certain profit sharing and retirement savings-investment plans. Company contributions in 2006, 2005 and 2004 to these plans were $916, $905 and $806, respectively.

The Company also contributes to a multi-employer defined benefit pension plan for its union employees in the U.S. Such contributions aggregated $1,084, $1,011 and $1,007 in 2006, 2005 and 2004, respectively. Although the Company has been advised that the plan is currently in an underfunded status, the relative position of each employer associated with the multi-employer plan with respect to the actuarial present value of benefits and net plan assets is not determinable by the Company.

Deferred compensation:

The Company sponsors three deferred compensation plans for selected executives and other employees: (i) the Excess Benefit Plan, which restores retirement benefits lost due to IRS limitations on contributions to tax-qualified plans, (ii) the Supplemental Savings Plan, which allows eligible employees to defer the receipt of eligible compensation until designated future dates and (iii) the Career Achievement Plan, which provides a deferred annual incentive award to selected executives. Participants in these plans earn a return on amounts due them based on several investment options, which mirror returns on underlying investments (primarily mutual funds). The Company hedges its obligations under the plans by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2006 and 2005, these investments totaled $30,800 and $27,500, respectively. All gains and losses in these investments are equally offset by corresponding gains and losses in the Company's deferred compensation liabilities.

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

The Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" (SFAS 158) as of December 31, 2006. SFAS 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. The effect of the adoption of SFAS 158 on the Company's consolidated statement of financial position at December 31, 2006 was an increase of $1,325 in the non-current liability for postretirement health care and life insurance benefits and a $893 increase in accumulated other comprehensive loss (net of tax effect of $432).

Amounts recognized in accumulated other comprehensive loss (pre-tax) at December 31, 2006 are as follows:

Prior service credit	$(1,252)
Net actuarial loss	2,577
Net amount recognized in accumulated other comprehensive loss	$1,325

The estimated actuarial loss, prior service credit and transition obligation to be amortized from accumulated other comprehensive income into net periodic benefit cost during 2007 are $215, $(125) and $0, respectively.

The changes in the accumulated postretirement benefit obligation at December 31, 2006 and 2005 consist of the following:

	December 31,
	2006	2005
Benefit obligation, beginning of year	$9,924	$9,193
Service cost	524	474
Interest cost	539	519
Plan participant contributions	—	52
Actuarial (gain)/loss	2,101	(103)
Benefits paid	(506)	(211)
Benefit obligation, end of year	12,582	9,924
Prior service cost	—	1,377
Net actuarial loss	—	(518)
Net amount recognized at December 31	$12,582	$10,783

Net periodic postretirement benefit cost included the following components:

	2006	2005	2004
Service cost—benefits attributed to service during the period	$524	$474	$521
Interest cost on the accumulated postretirement benefit obligation	539	519	514
Net amortization	(84)	(74)	(43)
Net periodic postretirement benefit cost	$979	$919	$992

For measurement purposes, the 2006 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 9.0% for pre-age 65 retirees, 10.5% for post-age 65 retirees and 12.0% for prescription drugs; these rates were assumed to decrease gradually to 5.0% for 2014 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.60% and 5.50% at December 31, 2006 and 2005, respectively.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect on:

	1% Increase	1% Decrease
Postretirement benefit obligation	$1,802	$(1,481)
Total of service and interest cost components	$195	$(155)

The Company estimates future benefit payments will be $368, $429, $480, $546 and $575 in 2007 through 2011, respectively, and a total of $4,286 in 2012 through 2016. The future benefit payments are net of the annual Medicare Part D subsidy of approximately $1,003 beginning in 2007.

NOTE 8—COMMITMENTS:

Rental expense aggregated $1,132, $1,090 and $1,012 in 2006, 2005 and 2004, respectively.

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

	2006	2005	2004
Net Sales:
United States	$450,591	$445,405	$387,280
Foreign	45,399	42,334	32,830
	$495,990	$487,739	$420,110
Long-lived assets:
United States	$282,490	$246,721	$293,618
Foreign	55,014	57,160	58,098
	$337,504	$303,881	$351,716

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

The carrying amount and estimated fair values of the Company's financial instruments are as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$55,729	$55,729	$69,006	$69,006
Restricted cash	—	—	22,330	22,330
Investments available for sale	44,351	44,351	72,270	72,270
Investments in trading securities	30,761	30,761	27,473	27,473
Bank loan and industrial development bonds	7,500	7,500	39,501	39,501

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses and amortized cost basis of the Company's investment portfolio by major security type is as follows:

	December 31, 2006
	Amortized	Fair	Unrealized
Available for Sale:	Cost	Value	Gains	Losses
Municipal bonds	$44,532	$44,293	$—	$(239)
Mutual funds	57	58	1	—
	$44,589	$44,351	$1	$(239)
	December 31, 2005
	Amortized	Fair	Unrealized
Available for Sale:	Cost	Value	Gains	Losses
Municipal bonds	$69,560	$68,723	$—	$(837)
Mutual funds	2,527	3,547	1,020	—
	$72,087	$72,270	$1,020	$(837)

There were no securities with maturities greater than four years. The sale of available for sale securities in 2006 resulted in realized gains of $684. Gross realized gains and losses on the sale of available for sale securities in 2005 were not significant.

NOTE 11—COMPREHENSIVE INCOME:

The following table sets forth information with respect to accumulated other comprehensive income (loss):

	Foreign	Unrealized Gain (Loss) on			Accumulated
	Currency Translation Adjustment	Investments	Derivatives	Postretirement and Pension Benefits	Other Comprehensive Earnings (Loss)
Balance at January 1, 2004	$(12,157)	$480	$(32)	$—	$(11,709)
Unrealized gains (losses)	193	(585)	2,594	—	2,202
(Gains) losses reclassified to net earnings	—	155	(1,237)	—	(1,082)
Tax effect	—	159	(501)	—	(342)
Net of tax amount	193	(271)	856	—	778
Balance at December 31, 2004	(11,964)	209	824	—	(10,931)
Unrealized gains (losses)	1,036	(184)	4,186	—	5,038
(Gains) losses reclassified to net earnings	—	36	(946)	—	(910)
Tax effect		—	55	(1,199)	(1,144)
Net of tax amount	1,036	(93)	2,041	—	2,984
Balance at December 31, 2005	(10,928)	116	2,865	—	(7,947)
Unrealized gains (losses)	(296)	263	880	—	847
(Gains) losses reclassified to net earnings	—	(684)	(5,856)	—	(6,540)
Tax effect	—	156	1,840	—	1,996
Net of tax amount	(296)	(265)	(3,136)	—	(3,697)
Adoption of SFAS 158 (Note 7)	—	—	—	(893)	(893)
Balance at December 31, 2006	$(11,224)	$(149)	$(271)	$(893)	$(12,537)

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

The acquisition has been accounted for under SFAS 141, "Business Combinations," and accordingly the purchase method of accounting has been used. The allocation of purchase price is based on management's determination and professional valuations of the fair value of the assets acquired and liabilities to be assumed. The final adjusted purchase price was allocated as follows:

Calculation of adjusted purchase price:
Cash consideration paid for net assets acquired	$218,229
Direct transactions fees and expenses	1,000
Less—Adjustment to purchase relating to minimum working capital required	(6,755)
Total purchase price	$212,474
Allocation of purchase price:
Net working capital	$6,818
Step up of inventories	1,622
Investment in joint venture	10,000
Property, plant and equipment	43,572
Indefinite lived trademarks	113,994
Goodwill—deductible for income tax	36,468
Total purchase price	$212,474

The following table includes the unaudited pro forma net sales, net earnings and net earnings per share for 2004 as if the Company had acquired Concord as of January 1, 2004. Pro forma adjustments are necessary to reflect costs and expenses of financing the purchase, including additional interest expense relating to bank borrowings and the decrease in investment income reflecting the sale of marketable securities, and changes in depreciation expense resulting from fair value adjustments to net tangible assets.

The unaudited pro forma combined financial information presented does not reflect any cost savings or synergies that might be realized, including the anticipated elimination of substantially all of the Concord historical senior executive compensation and other management expenses which aggregated approximately $3,872 net of income taxes for the twelve months of 2004. The pro forma results also reflect $495 of historical foreign exchange gains net of tax for 2004.

UNAUDITED PRO FORMA COMBINED INCOME STATEMENT OF TOOTSIE ROLL
AND CONCORD FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004

2004 Combined Pro forma
Net sales	$479,278
Net earnings	$64,673
Earnings per share	$1.20

The pro forma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of the presented periods, nor are they necessarily indicative of future consolidated results.

NOTE 13—GAIN ON SALE OF REAL ESTATE:

During 2005, the Company sold surplus real estate and realized a pre-tax gain of $21,840. As of December 31, 2005, the Company had recorded a current income tax expense and related current income tax payable of $7,972 relating to this gain. During 2006, the Company invested the net proceeds, $22,330 of restricted cash as of December 31, 2005, in new real estate investments in compliance with U.S. Internal Revenue Code (IRC) Section 1031. Upon reinvestment of these proceeds, the Company reclassified the related current income tax payable to deferred income tax liability, since the income tax on such gain was deferred.

Note 14—SEC STAFF ACCOUNTING BULLETIN NO. 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108). Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. Prior to its application of the guidance in SAB 108, the Company used the "roll-over" method for quantifying financial statement misstatements, which focused primarily on the impact of a misstatement on the income statement (and net earnings), including the reversing effects, if any, of prior year misstatements. SAB 108 permits companies to initially apply its provisions by recording the cumulative effect of any misstatements as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The Company previously evaluated these items under the "roll-over" method and concluded they were quantitatively and qualitatively immaterial, individually and in the aggregate. The following table, and accompanying footnotes, summarizes the effects of applying the guidance in SAB 108:

	Period in which the Misstatement Originated
	Cumulative Prior to January 1,	Year Ended December 31,		Adjustment Recorded as of January 1,
	2004	2004	2005	2006
Current assets (1)	$3,252	$—	$—	$3,252
Noncurrent assets (2)	2,184	(464)	1,446	3,166
Current liabilities (3)	(1,625)	(242)	—	(1,867)
Noncurrent liabilities (4)	(2,280)	—	(2,329)	(4,609)
Impact on net income (5)	$1,531	$(706)	$(883)
Net decrease to retained earnings (6)				$(58)

(1)  Primarily includes adjustments to (a) inventory relating to the calculation of a valuation reserve of $333 and (b) accounts receivable for the classification of estimated collectible accounts on the balance sheet which were previously classified as an offset to an accrued liability of $2,635.

(2)  Primarily includes adjustments to (a) property, plant and equipment for a computational correction relating to depreciation expense over several prior years of $1,500, the timing of the recognition of a loss associated with the abandonment and disposal of certain machinery and equipment of ($464), and the timing of the recognition of a minor asset retirement obligation of $1,446 which is partially offset by the related liability discussed in Note 4 (c) below, and (b) other assets relating to the carrying value of cumulative split-dollar life insurance premiums paid by the Company of $587.

(3)  Primarily includes adjustments to (a) accounts payable relating to certain estimated liabilities recorded during various acquisition purchase accounting transactions which were not subsequently adjusted for the lower actual amounts paid of $940, (b) accrued liabilities resulting from higher estimates which were not subsequently adjusted to lower actual amounts of $809, and the classification on the balance sheet of estimated collectible accounts of ($2,635) as described in Note 1(b) above, and (c) income taxes payable and deferred to reflect the income tax impact of recording the items described herein of ($981).

(4)  Primarily includes adjustments to (a) employee benefit obligations relating to the unintentional misapplication of certain technical GAAP requirements surrounding the establishment of employee disability obligations of $1,575, and of the timing of the recognition of liabilities relating to employee severance obligations of ($1,982), each of which are substantially offsetting, (b) deferred income tax liabilities for computational differences relating to the calculation and reconciliation of deferred tax liabilities of ($2,059), and (c) other long term liabilities relating to the timing of the recognition of a minor asset retirement obligation of ($2,143).

(5)  Represents the net after-tax effect for the indicated periods resulting from the above-described items.

(6)  Represents the net after tax impact on retained earnings as of January 1, 2006 to record the initial application of SAB 108.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.:

We have completed integrated audits of Tootsie Roll Industries, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive earnings, retained earnings, and cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

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

Chicago, Illinois
February 28, 2007

Performance Graph

The following performance graphs compare the Company's cumulative total shareholder return on the Company's Common Stock for a five-year period (December 31, 2001 to December 31, 2006) and a ten-year period (December 31, 1996 to December 31, 2006 with the cumulative total return of Standard & Poor's 500 Stock Index ("S&P 500") and the Dow Jones Industry Food Index ("Peer Group," which includes the Company), assuming (i) $100 invested on December 31 of the first year of the chart in each of the Company's Common Stock, S&P 500 and the Dow Jones Industry Food Index and (ii) the reinvestment of dividends.

Legend

Quarterly Financial Data (Unaudited)

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

	(Thousands of dollars except per share data)
2006	First	Second	Third	Fourth	Total
Net sales	$103,822	$94,944	$186,403	$110,821	$495,990
Gross margin	39,400	38,050	70,230	37,803	185,483
Net earnings	12,362	12,858	28,969	11,730	65,919
Net earnings per share	.23	.24	.54	.22	1.22
2005
Net sales	$97,925	$103,627	$173,692	$112,495	$487,739
Gross margin	39,449	41,741	67,495	39,898	188,583
Net earnings	12,506	13,731	27,665	23,325	77,227
Net earnings per share	.23	.25	.50	.42	1.40
2004
Net sales	$80,046	$77,157	$156,971	$105,936	$420,110
Gross margin	34,730	34,992	64,804	41,083	175,609
Net earnings	11,493	11,828	26,976	13,877	64,174
Net earnings per share	.21	.21	.49	.25	1.16

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year. The sum of the per share amounts may not equal annual amounts due to rounding.

2006-2005 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICE AND DIVIDENDS PER SHARE

STOCK PRICES*

		2006		2005
		High	Low	High	Low
1	st Qtr	$29.71	$26.98	$33.82	$29.05
2	nd Qtr	$31.42	$28.23	$32.30	$29.25
3	rd Qtr	$29.75	$26.35	$32.44	$29.55
4	th Qtr	$33.26	$29.08	$32.05	$28.93

*NYSE - Closing Price

Estimated Number of shareholders at February 2007:
Common Stock	18,000
Class B Common Stock	5,000

DIVIDENDS

		2006	2005
1	st Qtr	$.0800	$.0680
2	nd Qtr	$.0800	$.0680
3	rd Qtr	$.0800	$.0680
4	th Qtr	$.0800	$.0777

NOTE: In addition to the above cash dividends, a 3% stock dividend was issued on April 13, 2006 and April 14, 2005. Cash dividends are restated to reflect 3% stock dividends.

Five Year Summary of Earnings and Financial Highlights

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

  (Thousands of dollars except per share, percentage and ratio figures)

(See Management's Comments starting on page 5)	2006	2005	2004	2003	2002
Sales and Earnings Data
Net sales	$495,990	$487,739	$420,110	$392,656	$393,185
Gross margin	185,483	188,583	175,609	170,109	170,981
Interest expense	726	2,537	912	172	309
Provision for income taxes	28,796	36,425	30,514	32,933	34,300
Net earnings	65,919	77,227	64,174	65,014	66,388
% of sales	13.3%	15.8%	15.3%	16.6%	16.9%
% of shareholders' equity	10.5%	12.5%	11.3%	12.1%	12.6%
Per Common Share Data (1)
Net earnings	$1.22	$1.40	$1.16	$1.16	$1.15
Cash dividends declared	.32	.29	.27	.25	.25
Stock dividends	3%	3%	3%	3%	3%
Additional Financial Data
Working capital	$128,706	$132,940	$110,376	$180,818	$161,852
Net cash provided by operating activities	55,656	82,524	76,228	83,466	75,473
Net cash provided by (used in) investing activities	11,026	21,872	(164,039)	(50,383)	(29,571)
Net cash provided by (used in) financing activities	(79,959)	(92,379)	60,716	(54,506)	(46,927)
Property, plant & equipment additions	39,207	14,690	17,948	12,150	10,308
Net property, plant & equipment	202,898	178,760	178,750	129,163	128,869
Total assets	791,639	813,696	811,753	665,297	646,080
Long term debt	7,500	7,500	93,167	7,500	7,500
Shareholders' equity	630,681	617,405	570,179	536,581	526,740
Average shares outstanding (1)	54,195	55,127	55,506	56,507	57,831

(1)  Adjusted for annual 3% stock dividends.

Board of Directors

Melvin J. Gordon(1)	Chairman of the Board and Chief Executive Officer

Ellen R. Gordon(1)	President and Chief Operating Officer

Barre A. Seibert(2)(3)	First Vice President, Washington Mutual Bank

Lana Jane Lewis-Brent(2)(3)	President, Paul Brent Designer, Inc., an art publishing, design and licensing company

Richard P. Bergeman(2)(3)	Retired Senior Vice President, Bestfoods

(1)Executive Committee  (2)Audit Committee  (3)Compensation Committee

Officers

Melvin J. Gordon	Chairman of the Board and Chief Executive Officer

Ellen R. Gordon	President and Chief Operating Officer

G. Howard Ember, Jr.	Vice President, Finance & Chief Financial Officer

John W. Newlin, Jr.	Vice President, Manufacturing

Thomas E. Corr	Vice President, Marketing & Sales

John P. Majors	Vice President, Physical Distribution

Barry P. Bowen	Treasurer & Asst. Secy.

Richard F. Berezewski	Controller

Offices, Plants

Executive Offices	7401 S. Cicero Ave. Chicago, Illinois 60629 www.tootsie.com

Plants	Illinois Tennessee Massachusetts Wisconsin Concord, Ontario Mexico City, Mexico

Foreign Sales Offices	Mexico City, Mexico Concord, Ontario

Subsidiaries

Andes Candies L.P.

Andes Manufacturing LLC

Andes Services LLC

C.C.L.P., INC.

C.G.P., INC.

Cambridge Brands Manufacturing, Inc.

Cambridge Brands Services, Inc.

Cambridge Brands, Inc.

Cella's Confections, Inc.

Charms LLC

Concord (GP) Inc.

Concord Brands, ULC

Concord Canada Holdings ULC

Concord Confections Holdings USA, Inc.

Concord Confections ULC

Concord Partners LP

JT Company, Inc.

The Sweets Mix Company, Inc.

Tootsie Roll Company, Inc.

Tootsie Roll Industries, LLC

Tootsie Roll Management, Inc

Tootsie Roll Mfg., LLC

Tootsie Roll of Canada, ULC

Tootsie Roll Worldwide, Ltd.

Tootsie Rolls—Latin America

TRI de Latinoamerica S.A. de C.V.

TRI Finance, Inc.

TRI International Inc.

TRI Investments LLC

TRI Sales Co.

TRI Sales Finance LLC

TRI-MASS, Inc.

Tutsi S.A. de C.V.

World Trade & Marketing Ltd.

Other Information

Stock Exchange	New York Stock Exchange, Inc. (Since 1922)

Stock Identification	Ticker Symbol: TR CUSIP No. 890516 10-7

Stock Transfer Agent and Stock Registrar	American Stock Transfer and Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219 1-800-710-0932 www.amstock.com

Independent Accountants	PricewaterhouseCoopers LLP One North Wacker Chicago, IL 60606

General Counsel	Becker Ross, LLP 317 Madison Avenue New York, NY 10017

Annual Meeting	May 7, 2007 Mutual Building, Room 1200 909 East Main Street Richmond, VA 23219

Printed on recycled paper.