Form 10-K, Exhibit 13
period 2007-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 2008-02-29
CIK 98677

Corporate Profile

Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of confectionery products for 111 years. Our products are primarily sold under the familiar brand names: Tootsie Roll, Tootsie Roll Pops, Caramel Apple Pops, Child’s Play, Charms, Blow Pop, Blue Razz, Cella’s chocolate covered cherries, Mason Dots, Mason Crows, Junior Mints, Junior Caramels, Charleston Chew, Sugar Daddy, Sugar Babies, Andes, Fluffy Stuff cotton candy, Dubble Bubble, Razzles, Cry Baby, Nik-L-Nip and EI Bubble.

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

We conduct business with the highest ethical standards and integrity which are codified in the Company’s “Code of Business Conduct and Ethics.”

To Our Shareholders

To Our Shareholders:

Product sales in 2007 were $493 million compared with 2006 sales of $496 million. Sales increased in many of our core products and we had a strong Halloween selling season. These gains were offset by the conclusion of a contract to manufacture product under a private label for a third party and a non-recurring sale of certain inventory to a foreign distributor in 2006.

Net earnings in 2007 were $52 million compared to 2006 net earnings of $66 million. On a per share basis, earnings were $.94 in 2007 and $1.18 in 2006. Average shares outstanding declined as a result of share repurchases in 2007. As discussed in more detail later in this letter, the food industry has experienced extreme cost increases in many key ingredients. This was our experience as well. Substantially all of our principal ingredients as well as packaging and energy costs were significantly higher in 2007. In addition, the weakened U.S. dollar translated into higher costs in our Canadian manufacturing plants. All of these factors adversely impacted our margins and profitability.

At Tootsie Roll we have always maintained a bottom line focus and continually review all facets of our operations in order to increase efficiencies and eliminate waste. As a result of significantly higher input costs, we have also adjusted selling prices or package weights on some items and will continue to take other steps to increase profitability. We do, however, take a long-term view of the business and are mindful not to let our reactions to current market conditions jeopardize the Company’s future prospects.

We are a value-oriented branded confectioner and deem it essential to be the low cost producer in each of our major product lines. To that end we continue to implement production technologies that are state-of-the-art, or even better. Accordingly, in 2007 $15 million of capital was invested in operations.

We ended the year with cash and investments of $157 million in excess of interest bearing debt. This strong financial position enables us to continue to distribute dividends, repurchase stock, support our brands in the marketplace, develop new products, invest in operating assets, and consider business acquisition opportunities.

During 2007, we paid cash dividends of 32 cents per share and again distributed a 3% stock dividend. This was the sixty-fifth consecutive year in which cash dividends have been paid and the forty-third consecutive year in which a 3% stock dividend has been distributed. Our record of paying dividends once again earned us the distinction of being named a Mergent “Dividend Achiever,” an honor shared with only 3% of U.S. listed dividend paying companies.

During the year we also repurchased $27 million of our common stock in the open market.

Sales and Marketing

During 2007, we once again used targeted consumer and trade promotions to emphasize the high quality and attractive values that our well known brands provide. Carefully executed promotions of this kind move our product into distribution and, with high sell-through, subsequently move them off the retailer’s shelf to the consumer.

Our portfolio of highly recognized brands remains popular across all classes of trade. We offer something for virtually all major consumer demographics and continually add new items or introduce new packs in response to changing consumer preferences in the highly competitive confectionary market.

Halloween continues to be our largest selling period. Through product offerings such as large bags of mixed product assortments and merchandising presentations such as pallet packs and display-ready cases we continue to enjoy high sales volume in our Halloween packaged goods line. We see good

Financial Highlights

	December 31,
	2007	2006
	(in thousands except per share data)
Net Product Sales	$492,742	$495,990
Net Earnings	51,625	65,919
Working Capital	141,754	128,706
Net Property, Plant and Equipment	201,401	202,898
Shareholders’ Equity	638,230	630,681
Average Shares Outstanding*	54,980	55,800
Per Share Items*
Net Earnings	$0.94	$1.18
Cash Dividends Paid	.32	.32

*Adjusted for stock dividends.

results in major trade classes including grocery, mass merchandisers, warehouse clubs, dollar stores and drug chains.

We also see continued consumer acceptance of our theater and home video box line in the super market, dollar store, mass merchandiser and drug store trade classes. Based on sales data tracked by Information Resources, Inc. in 2007 we had ten of the fifty top selling theater and home video box products, including Junior Mints and Dots, the #1 and #2 best selling items in this area.

Our theater and home video box line was expanded in 2007 to include DUBBLE BUBBLE. This iconic brand is offered in both the traditional pink “chunk” format and in colorful gumballs.

New Theater Boxes of DUBBLE BUBBLE

Seasonal offerings were also added in the theater box format. These included Peppermint Crunch Junior Mints, a dual-mint combination of real Junior Mints sprinkled with the refreshing crunch of peppermint candies.

Peppermint Crunch Junior Mints

Another new seasonal theater box item was Holiday Tootsie Mini Chews. These are mini Tootsie Rolls enrobed in a delicious white chocolaty coating and packed in boxes that feature red and green Christmas graphics. Both of these items are perfect for snacking on the go or for holiday gift bowls to share with friends.

Holiday Tootsie Mini Chews

Trick or treaters enjoyed frightfully fun Ghost Dots which were introduced for Halloween 2007. The five assorted flavor remain a mystery—masked behind a ghostly green translucent color!

Ghost Dots

Caramel Apple Sugar Babies were another seasonal addition to the theater box line. These are luscious caramel Sugar Babies with a tart green apple candy shell that are perfect for snacking!

Caramel Apple Sugar Babies

Two additions to our gift box line were introduced in 2007—Cella’s Dark and Junior Mint Deluxe. Both items capitalize on the market trend with dark chocolate shells. Cella’s Dark are filled with a maraschino cherry bathed in our unique 100% liquid center. Junior Mint Deluxe are filled with a creamy smooth mint fondant. These top shelf items make perfect gifts for any occasion.

Cella’s Dark and Junior Mint Deluxe

We also introduced new items in the Andes line during 2007. Sugar free Andes is a traditional three layer mint thin made without sugar to appeal to consumers who must restrict their sugar intake.

Andes Sugar Free and Andes Trio

Andes Trio is a gusseted bag filled with three popular Andes flavors—traditional Crème de Menthe, refreshing Peppermint Crunch and coffee flavor Mocha Mint—that is targeted to the warehouse club class of trade.

Advertising and Public Relations

We again promoted our long-standing “How Many Licks” Tootsie Pop theme through campaigns on several children’s channels on cable television. Also on cable, several of our products received extensive exposure through showings of popular special interest features including segments on the Food Network’s Unwrapped program, a segment exploring “snack food technology” on The History Channel’s Modern Marvels, and John Ratzenberger’s Made in America show on the Travel Channel.

The Company’s listing by KLD on the Domini 400 Social Index was affirmed in recognition of our leadership in the areas of corporate and social responsibility.

Purchasing

While 2007 was another year of generally modest consumer price inflation as measured by the Consumer Price Index, food producers experienced extreme increases in many of the commodities that we buy.

The accompanying charts depict the prices of three key commodities, oil and the Canadian dollar over the past five years. Corn is, of course, the key ingredient in corn syrup which is one of our highest volume commodities. Milk and soybean oil are also important ingredients used in Tootsie Rolls and other products that we manufacture.

Oil is used for fuel in transportation of both inbound and outbound shipments. Our Canadian operations are sensitive to the exchange rate between the U.S. and Canadian dollar for all labor, fringe benefits, and certain other factors of production.

The accompanying charts do not precisely mirror our actual costs of these commodities due to hedging and other programs that insulate the Company from short term fluctuations in market prices. Still, these techniques are limited in their ability to overcome significant cost trends over the long-term and our operating results reflect the impact of these higher costs.

We continue to use competitive bidding, volume purchases and other means to mitigate commodity and other cost increases to the fullest extent possible just as we strive to make operating improvements, increase our selling prices and take other actions to restore and improve profitability.

Supply Chain

We continue to invest capital and resources in projects and processes that keep our production and distribution facilities as efficient as possible, support growing product lines and changing distribution patterns and improve the quality of our products. Further, as technology continues to evolve, we have continued to realize benefits through automation.

During 2007, we embarked on a company wide upgrade of our ERP software. This multi-year project is consistent with our Corporate Principle to invest in our operations. We continue to examine every opportunity to search for operational improvements.

International

All of our international businesses grew profitably during 2007. Mexico had another strong sales year and higher profits. Our Canadian division experienced sales growth, improved distribution and increased profitability. Additionally, our export division, which reaches more than 50 countries in Europe, Asia, and South and Central America, had higher sales and profits.

In Appreciation

We wish to thank our many loyal employees, customers, suppliers, sales brokers and domestic as well as foreign distributors for their contributions during 2007. We also thank our fellow shareholders for their support over the years. Excellence and dedication is required at every level of the organization in order to meet the challenges of today’s business environment and we are committed to both.

Melvin J. Gordon

Chairman of the Board and

Chief Executive Officer

Ellen R. Gordon

President and

Chief Operating Officer

Management’s Discussion and Analysis of Financial
Condition and Results of Operations

(in thousands except per share, percentage and ratio figures)

FINANCIAL REVIEW

This financial review discusses the Company’s financial condition, results of operations, liquidity and capital resources, significant accounting policies and estimates, new accounting pronouncements, market risks and other matters. It should be read in conjunction with the Consolidated Financial Statements and related footnotes that follow this discussion.

FINANCIAL CONDITION

The Company’s overall financial position was further strengthened by its 2007 net earnings and related cash flows provided by operating activities.

During 2007, the Company’s cash flows from operating activities aggregated $90,064. The Company used these cash flows to pay cash dividends of $17,542, repurchase and retire $27,300 of its outstanding shares, and make capital expenditures of $14,767.

The Company’s net working capital increased from $128,706 at December 31, 2006 to $141,754 at December 31, 2007, an increase of $13,048.

As of December 31, 2007, the Company’s aggregate cash, cash equivalents and investments, including all long-term investments in marketable securities, was $164,906,compared to $130,841 at December 31, 2006, an increase of $34,065. These amounts include approximately $32,800 and $30,800 of trading securities as of December 31, 2007 and 2006, respectively, in which the Company has invested to hedge its deferred compensation liabilities, as further discussed in Note 7 to the financial statements.

Shareholders’ equity increased from $630,681 at December 31, 2006 to $638,230 as of December 31, 2007, principally reflecting 2007 net earnings of $51,625 less cash dividends and share repurchases of $17,542 and $27,300, respectively.

The Company has a relatively straight-forward financial structure and has historically maintained a conservative financial position. Except for an immaterial amount of operating leases, the Company has no special financing arrangements or “off-balance sheet” special purpose entities. Cash flows from operations plus maturities of short term investments are expected to be adequate to meet the Company’s overall financing needs, including capital expenditures, in 2008. The Company considers possible appropriate acquisitions on an ongoing basis, and if the Company were to pursue and complete such an acquisition, that could result in bank borrowings.

Results of Operations

2007 vs. 2006

Net product sales were $492,742 in 2007 compared to $495,990 in 2006, a decrease of $3,248 or 1%. This decline principally reflects the conclusion of a contract to manufacture product under a private label for a third party, which accounted for approximately $2,200 in net product sales in 2006, and a non-recurring sale of certain inventory in the amount of approximately $1,000 to a new foreign distributor in the first quarter of 2006.

Product cost of goods sold as a percentage of net sales increased from 62.8% in 2006 to 66.5% in 2007. This increase principally reflects significant cost increases in major ingredients, as well as increases in packaging materials, and labor and fringe benefits, including health insurance. In 2007, increases in ingredient and packaging costs approximated $10,500 and $1,500, respectively. The Company generally experienced significant cost increases in substantially all of its major ingredients, including corn syrup, vegetable oils, sugar, dextrose, milk products, and gum base inputs. In addition, the adverse effects of foreign currency exchange on products manufactured in Canada is estimated to have been $1,800 in 2007.

Due to the seasonal nature of the Company’s business and corresponding variations in product mix, gross margins have historically been lower in the second half of the year, and second half 2007 and 2006 were consistent with this trend.

Selling, marketing and administrative expenses were $97,821 in 2007 compared to $101,032 in 2006, a decrease of $3,211 or 3%. This decrease principally reflects the Company’s cost reduction efforts as well as lower expenses that directly relate to the 1% sales decline. In addition, prior year 2006 operating expenses reflect approximately $1,500 of additional marketing expenses associated with the transition to new pack sizes and government mandated labeling changes. Additionally, higher freight, delivery and warehousing expenses, principally relating to higher energy and fuel costs, adversely impacted 2007 operating expenses compared to 2006.

Selling, marketing and administrative expenses as a percent of net product sales favorably decreased from 20.4% of net product sales in 2006 to 19.9% of product sales in 2007. These expenses include $41,775 and $40,353 of freight, warehousing and distribution expenses in 2007 and 2006, respectively. Freight, warehousing and distribution expenses increased from 8.1% of net product sales in 2006 to 8.5% of net product sales in

2007, primarily reflecting higher energy input costs and increased warehousing expenses in 2007.

Reported earnings from operations were $70,852 in 2007 compared to $87,529 in 2006, a decrease of $16,677 or 19.1%. This decrease principally reflects the decrease in gross profit resulting from higher input costs, principally ingredients, as discussed above.

The Company performs its annual impairment testing of its intangible assets, trademarks and goodwill, during the fourth quarter of each year. The Company believes that the carrying values of its trademarks and goodwill have indefinite lives as they are expected to generate cash flows indefinitely. There were no impairments in 2006 or 2007.

Other income, net, was $6,315 in 2007 compared to $7,186 in 2006, a decrease of $871. This is due to a decline in income from the Company’s 50% interest in a joint venture, accounted for under the equity method, from $921 in 2006 to $182 in 2007.

The consolidated effective tax rate was 33.1% and 30.7% in 2007 and 2006, respectively. This increase in the effective tax rate principally reflects higher foreign income tax expense in 2007. During 2007 and 2006, the Company recorded $3,145 and $3,481 of valuation allowances, respectively, relating to foreign subsidiary tax loss carry-forwards to reduce the future income tax benefits to amounts expected to be realized. In addition, the 2007 effective tax rate was adversely impacted by $1,040 relating to the adoption of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” (FIN 48) (see also section entitled New Accounting Pronouncements).

Net earnings were $51,625 in 2007 compared to $65,919 in 2006, and earnings per share were $.94 and $1.18 in 2007 and 2006, respectively. Twelve months 2007 results were adversely affected by lower sales and higher input costs, primarily relating to ingredients, as discussed above. Earnings per share did benefit from a reduction in average shares outstanding resulting from common stock purchases in the open market by the Company. Average shares outstanding decreased from 55,800 in 2006 to 54,980 in 2007.

The Company has taken actions and implemented programs, including selected price increases as well as cost reduction programs, with the objective of recovering some of these higher input costs. However these actions have not allowed the Company to recover all of these increases in ingredient and other input costs in 2007.

2006 vs. 2005

Net product sales were $495,990 in 2006, a new record, compared to $487,739 in 2005, reflecting an increase of $8,251 or 2%. Although this sales increase includes some selective price increases, the Company achieved record “back to school” and pre-Halloween product sales in third quarter 2006.

Product cost of goods sold as a percentage of net sales increased from 61.4% in 2005 to 62.8% in 2006. This increase reflects significant cost increases in major ingredients, as well as increases in packaging materials, labor and fringe benefits, and overall plant overhead. In 2006, increases in ingredient and packaging costs approximated $4,882 and $730, respectively. In addition, the adverse effect of foreign exchange on products manufactured in Canada is estimated to have been $2,200 in 2006.

Selling, marketing and administrative expenses were $101,032 in 2006 compared to $97,595 in 2005, an increase of $3,437 or 3.5%. This increase principally reflects significantly higher freight and delivery expenses due to higher energy costs. In addition, marketing expenses associated with the transition to new pack sizes and government mandated labeling changes also added approximately $1,500 to these expenses. Selling, marketing and administrative expenses as a percent of net product sales increased slightly from 20.0% of sales in 2005 to 20.4% of sales in 2006. These expenses include $40,353 and $37,836 of freight, warehousing and distribution expenses in 2006 and 2005, respectively. The amount for 2006 reflects higher fuel surcharges due to higher energy input costs.

Reported earnings from operations were $87,529 in 2006, compared to $110,232 in 2005. Prior year 2005 operating earnings benefited from a $21,840 pre-tax gain on the sale of surplus real estate partially offset by a $4,743 pre-tax charge relating to the impairment of a minor trademark and related goodwill. There were no impairments in 2006. Excluding the nonrecurring net benefit in 2005 described above, earnings from operations were $87,529 in 2006 compared to $93,135 in 2005, a decrease of $5,606 or 6%. This decrease principally reflects the decrease in gross profit margin and higher freight and delivery expenses as discussed above.

Other income, net was $7,186 in 2006 compared to $3,420 in 2005, an increase of $3,766. This net increase principally reflects $1,524 of increased investment income and $1,811 of decreased interest expense due to the pay down of bank debt.

The consolidated effective tax rate was 30.7% and 32.3% in 2006 and 2005, respectively. The decrease in the effective tax rate principally reflects the effects of additional taxes in 2005 relating to the repatriation of foreign dividends as allowed by the American Jobs Creation Act of 2004, as well as a minor reduction in rates relating to increased investment income from tax-exempt municipal bonds and lower state taxes. During 2006, the Company also recorded a

$3,481 valuation allowance relating to foreign subsidiary tax loss carry-forwards to reduce the future income tax benefits to amounts expected to be realized.

Net earnings were $65,919 in 2006 compared to $77,227 in 2005, and earnings per share were $1.18 and $1.36 in 2006 and 2005, respectively, a decrease of $.18 per share or 13%. Both fourth quarter and twelve months 2005 periods benefited from a nonrecurring net after-tax gain $10,053 or $.18 per share relating to the sale of surplus real estate, net of the $4,743 write-off of a minor trademark and related goodwill and additional income taxes relating to repatriated foreign dividends. Earnings per share also benefited from a reduction in average shares outstanding resulting from common stock purchases in the open market by the Company. Average shares outstanding decreased from 56,732 in 2005 to 55,800 in 2006.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities were $90,064, $55,656, and $82,524 in 2007, 2006 and 2005, respectively. The $34,408 increase in 2007 from 2006 reflects changes in certain operating assets and liabilities. 2007 cash provided by operating activities principally benefited from a $13,481 increase in taxes payable and deferred, $6,506 decrease in inventories, and $2,591 decrease in accounts receivable. However, a $3,234 decrease in accounts payable and accrued liabilities negatively impacted 2007 cash flows from operating activities compared to 2006.

Cash flows from investing activities reflect capital expenditures of $14,767, $39,207 and $14,690 in 2007, 2006 and 2005 respectively, including $25,241 relating to investment of the proceeds of a sale of surplus real estate in like-kind real estate in 2006. 2005 cash flows also included $22,559 relating to the proceeds of such sale of surplus real estate. Cash flows from investing activities also reflect the 2005 recovery of $6,755 for a minimum working capital deficiency adjustment relating to the purchase of Concord Confections Inc. and certain of its affiliates in 2004.

Cash flows from financing activities reflect the repayment of various bank loans of $32,001 and $98,400 in 2006 and 2005, respectively, and bank borrowing of $38,401 in 2005. The Company had no bank borrowing or repayments in 2007, and has no outstanding bank borrowings as of December 31, 2007.

Financing activities also include common stock repurchases and retirements of $27,300, $30,694, and $17,248 in 2007, 2006 and 2005, respectively. Cash dividends of $17,542, $17,264, and $15,132 were paid in 2007, 2006 and 2005, respectively.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Preparation of the Company’s financial statements involves judgments and estimates due to uncertainties affecting the application of accounting policies, and the likelihood that different amounts would be reported under different conditions or using different assumptions. The Company bases its estimates on historical experience and other assumptions, as discussed herein, that it believes are reasonable. If actual amounts are ultimately different from previous estimates, the revisions are included in the Company’s results of operations for the period in which the actual amounts become known. The Company’s significant accounting policies are discussed in Note 1 to the financial statements.

Following is a summary and discussion of the more significant accounting policies which management believes to have a significant impact on the Company’s operating results, financial position, cash flows and footnote disclosure.

Revenue recognition

Revenue, net of applicable provisions for discounts, returns, allowances, and certain advertising and promotional costs, is recognized when products are delivered to customers based on a customer purchase order, and collectibility is reasonably assured. The accounting for such promotional programs is discussed below.

Provisions for bad debts are recorded as selling, marketing and administrative expenses. Such provisions have generally not exceeded 0.2% of net sales for 2007, 2006 and 2005 and, accordingly, have not been significant to the Company’s financial position or results of operations.

Intangible assets

The Company’s intangible assets consist primarily of acquired trademarks and related goodwill. In accordance with SFAS No. 142, goodwill and other indefinite lived assets are not amortized, but are instead subjected to annual testing for impairment. The Company performs its annual impairment testing in the fourth quarter of each year.

This determination is made by comparing the carrying value of the asset with its estimated fair value, which is calculated using estimates including discounted projected future cash flows. These projected future cash flows are dependent on a number of factors including the execution of business plans, achievement of projected sales, including but not limited to future price increases, projected operating margins, and projected capital expenditures. Such operating results are also dependent upon future ingredient and packaging material costs, exchange rates for products manufactured in foreign countries, operational efficiencies, cost savings initiatives, and competitive factors. Although the majority of the Company’s trademarks relate to well established brands with a long history of consumer acceptance, projected cash flows are inherently uncertain. A change in the assumptions underlying the impairment analysis, including but not limited to a reduction in projected cash flows, the use of a different discount rate to discount future cash flows or a different royalty rate applied to the Company’s trademarks, could cause impairment in the future. No impairments were recorded in 2007 or 2006, however, the Company recorded a pre-tax impairment charge of $4,743 during 2005 with respect to a minor trademark and related goodwill.

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

The liabilities associated with these programs are reviewed quarterly and adjusted if utilization rates differ from management’s original estimates. Such adjustments have not historically been material to the Company’s operating results.

Split dollar officer life insurance

The Company provides split dollar insurance benefits to certain executive officers and records an asset equal to the cumulative premiums paid on the related policies, as the Company will fully recover these premiums under the terms of the plan. The Company retains a collateral assignment of the cash surrender values and policy death benefits payable to insure recovery of these premiums.

Valuation of long-lived assets

Long-lived assets, primarily property, plant and equipment, are reviewed for impairment as events or changes in business circumstances occur indicating that the carrying value of the asset may not be recoverable. The estimated cash flows produced by the asset or asset groups are compared to the asset carrying value to determine whether impairment exists. Such estimates involve considerable management judgment and are based upon assumptions about expected future operating performance. As a result, actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance, and economic conditions. The Company has recorded no such impairments in the years presented.

Income taxes

Deferred income taxes are recognized for future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. The Company records valuation allowances in situations where the realization of deferred tax assets is not likely. The Company, along with third-party tax advisors, periodically reviews assumptions and estimates of the Company’s probable tax obligations using informed judgment and historical experience.

Other matters

In the opinion of management, other than contracts for raw materials, including commodity hedges and outstanding purchase orders for packaging, ingredients supplies, and operational services, all entered into in the ordinary course of business, the Company does not have any significant contractual obligations or future commitments. The Company’s outstanding contractual commitments as of December 31, 2007, all of which are normal and recurring in nature, are summarized in the chart on page 10.

RECENT ACCOUNTING PRONOUNCEMENTS

FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement 109.” (FIN 48)

In July 2006, the FASB issued FIN 48 which prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken by the Company on its tax returns. Although the adoption of FIN 48 on January 1, 2007 had no impact on the Company’s retained earnings, it did result in the recognition of $14,987 of unrecognized tax benefits which was consistent with those recorded in current income taxes payable at December 31, 2006. This includes $7,802 of unrecognized tax benefits the Company recorded with a corresponding increase in the amount of deferred income tax assets. As of January 1, 2007, the Company’s liability for uncertain tax positions included $3,382 of accrued interest relating to its uncertain tax positions.

During 2007, the Company recorded approximately $1,040 of additional income tax expense, including $577 of additional accrued interest and penalties, relating to uncertain tax positions. The Company is not currently subject to a U.S. federal or foreign income tax examination, however, the Company is currently subject to various state tax examinations. Although the Company is unable to determine the ultimate outcome of these examinations, the Company believes that its liability for uncertain tax positions relating to these tax jurisdictions for such years is adequate.

SFAS No. 157, “Fair Value Measurements” (SFAS No. 157).

In September 2006, the FASB issued SFAS No. 157 which establishes a common definition for fair value to be applied to U.S.

GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 157 and has not yet made any determination as to the effects, if any, that it may have on the Company’s financial position and results of operations.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-including an amendment to FSAB Statement No. 115,” (SFAS No. 159)

In February 2007, the FASB issued SFAS No. 159 which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 and has not yet made any determination as to the effects, if any, that it may have on the Company’s financial position and results of operations.

MARKET RISKS

The Company is exposed to market risks related to commodity prices, interest rates, investments in marketable securities, equity prices and foreign exchange.

Commodities

Commodity price risks relate to ingredients, primarily sugar, cocoa, chocolate, corn syrup, dextrose, vegetable oils, milk, whey and gum base ingredients. The Company believes its competitors face similar risks, and the industry has historically adjusted prices to compensate for adverse fluctuations in commodity costs. The Company, as well as competitors in the confectionary industry, have taken actions, including price increases and selective product weight declines (indirect price increases) to mitigate rising input costs for ingredients, transportation, fuel and energy. Although management seeks to substantially recover cost increases over the long term, there is risk that price increases and weight declines cannot be fully passed on to customers and, to the extent they are passed on, they could adversely affect customer and consumer acceptance and resulting sales volume.

The Company utilizes commodity futures contracts as well as annual supply agreements to hedge anticipated purchases of certain ingredients, including sugar, in order to mitigate commodity cost fluctuations. Such commodity future contracts are cash flow hedges and are effective as hedges as defined by Statement of Financial Accounting Standards (SFAS) 133, “Accounting for Derivative Instruments and Hedging Activities.” The unrealized gains and losses on such contracts are deferred as a component of accumulated other comprehensive earnings (loss) and are recognized as a component of product cost of goods sold when the related inventory is sold.

The potential change in fair value of commodity derivative instruments (primarily sugar futures contracts) held by the Company, assuming a 10% change in the underlying commodity price, was $535. This analysis only includes commodity derivative instruments and, therefore, does not consider the offsetting effect of changes in the price of the underlying commodity. This amount is not significant compared with the net earnings and shareholders’ equity of the Company.

Interest rates

Interest rate risks primarily relate to the Company’s investments in tax exempt marketable securities, including auction rate securities (ARS), with maturities or auction dates of generally up to three years. Auction dates, generally every 35 days, are similar to maturity dates in that the interest rate of the ARS is then reset based on current market conditions or, conversely, the holder of the security also can redeem the ARS at face value.

The majority of the Company’s investments have historically been held to maturity or to auction date, which limits the Company’s exposure to interest rate fluctuations. The accompanying chart summarizes the maturities or auction dates of the Company’s investments in debt securities at December 31, 2007.

Less than 1 year	$41,245
1 – 2 years	19,939
2 – 3 years	12,685
Over 3 years	525

Total	$74,394

The Company had no outstanding debt at December 31, 2007 other than $7,500 in an IRB note in which interest rates reset each week based on the current market rate. Therefore, the Company does not believe that it has significant interest rate risk with respect to its interest bearing debt.

Investment in marketable securities

As stated above, the Company invests primarily in tax exempt marketable securities, including ARS, with maturities or auction dates generally up to three years. The Company utilizes professional money managers and maintains investment policy guidelines which emphasize quality and liquidity in order to minimize the potential loss exposures that could result in the event of a default or other adverse event, including failed auctions.

The Company believes that it has taken adequate measures to prevent a loss or impairment in the market value of such securities. However, given recent events in the municipal bond and ARS markets, including failed auctions, the Company continues to monitor these investments and markets, as well as its investment policies.

As of December 31, 2007, the Company had $27,250 of ARS included in short-tem Investments. Subsequently, $13,700 of these ARS were redeemed at auction at face value. However, $13,550 of such ARS at December 31, 2007 have experienced a successful auction followed by a failed auction subsequent to December 31, 2007.

The Company presently believes that its ARS will not become impaired, given their high investment quality. Nonetheless, due to illiquidity in the ARS market the Company may be forced to hold its ARS for a longer period than originally anticipated. Furthermore, the financial markets seem to be experiencing unprecedented events, and a favorable ultimate outcome cannot be assured.

Equity price

Equity price risk relates to the Company’s investments in mutual funds which are principally used to fund and hedge the Company’s deferred compensation liabilities. At December 31, 2007, the Company has investments in mutual funds, classified as trading securities, of $32,800. Any change in the fair value of these trading securities would be completely offset by a corresponding change in the respective hedged deferred compensation liability.

Foreign currency exchange

Foreign currency exchange risk principally relates to the Company’s foreign operations in Canada and Mexico, as well as periodic purchase commitments of machinery and equipment from foreign sources.

Certain of the Company’s Canadian manufacturing costs, including local payroll and a portion of its packaging, ingredients and supplies are sourced in Canadian dollars. The Company uses its Canadian dollar collections on Canadian sales as a partial hedge of its overall Canadian manufacturing obligations sourced in Canadian dollars. The Company also periodically purchases Canadian dollars to facilitate the risk management of these currency changes.

From time to time the Company may use forward foreign exchange contracts and derivative instruments to mitigate its exposure to foreign exchange risk, as well as those related to firm commitments to purchase equipment from foreign vendors. As of December 31, 2007 the Company did not have any material outstanding foreign exchange contracts.

RISK FACTORS

The Company’s operations and financial results are subject to a number of risks and uncertainties that could adversely affect the Company’s operating results and financial condition. Significant risk factors, without limitation, that could impact the Company are the following: (i) significant competitive activity, including advertising, promotional and price competition, and changes in consumer demand for the Company’s products; (ii) fluctuations in the cost and availability of various ingredients and packaging materials; (iii) inherent risks in the marketplace, including uncertainties about trade and consumer acceptance and seasonal events such as Halloween; (iv) the effect of acquisitions on the Company’s results of operations and financial condition; (v) the effect of changes in foreign currencies on the Company’s foreign subsidiaries operating results, and the effect of the Canadian dollar on products manufactured in Canada and marketed and sold in the United States in U.S. dollars; (vi) the Company’s reliance on third-party vendors for various goods and services; (vii) the Company’s ability to successfully implement new production processes and lines; (viii) the effect of changes in assumptions, including discount rates, sales growth and profit margins, and the capability to pass along higher ingredient and other input costs through price increases, relating to the Company’s impairment testing and analysis of its goodwill and trademarks; (ix) changes in the confectionary marketplace including actions taken by major retailers and customers; (x) customer and consumer response to marketing programs and price and product weight adjustments, and new products; (xi) dependence on significant customers, including the volume and timing of their purchases, and availability of shelf space; (xii) increases in energy costs, including freight and delivery, that cannot be passed along to customers through increased prices due to competitive reasons; (xiii) any

Open Contractual Commitments as of December 31, 2007

Payable in	Total	Less than 1 year	1 to 3 Years	3 to 5 Years	More than 5 Years
Commodity hedges	$5,351	$5,351	$—	$—	$—
Purchase obligations	35,309	35,309	—	—	—
Interest bearing debt	7,500	—	—	—	7,500
Operating leases	5,154	1,177	1,897	998	1,082
Total	$53,314	$41,837	$1,897	$998	$8,582

Note: the above amounts exclude deferred income tax liabilities of $35,940, liabilities for uncertain tax positions of $20,056, postretirement health care and life insurance benefits of $13,214 and deferred compensation and other liabilities of $39,813 because the timing of payments relating to these items cannot be reasonably determined.

significant labor stoppages, strikes or production interruptions; and (xiv) changes in governmental laws and regulations including taxes and tariffs.

The Company’s results may be affected by general factors, such as economic conditions, financial and securities’ market factors, political developments, currency exchange rates, interest and inflation rates, accounting standards, taxes, and laws and regulations affecting the Company in markets where it competes, and those factors described in Part 1, Item 1A “Risk Factors” and elsewhere in the Company’s Annual Report on Form 10-K and in other Company filings, including quarterly reports on Form 10-Q, with the Securities and Exchange Commission.

Forward-Looking Statements

This discussion and certain other sections contain forward-looking statements that are based largely on the Company’s current expectations and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “anticipated,” “believe,” “expect,” “intend,” “estimate,” “project,” and other words of similar meaning in connection with a discussion of future operating or financial performance and are subject to certain factors, risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. Such factors, risks, trends and uncertainties, which in some instances are beyond the Company’s control, including the overall competitive environment in the Company’s industry, changes in assumptions and judgments discussed above under the heading “Significant Accounting Policies and Estimates”, and factors identified and referred to above under the heading “Risk Factors.”

The risk factors identified and referred to above are believed to be significant factors, but not necessarily all of the significant factors that could cause actual results to differ from those expressed in any forward-looking statement. Readers are cautioned not to place undue reliance on such forward-looking statements, which are made only as of the date of this report. The Company undertakes no obligation to update such forward-looking statements.

Management’s Report on Internal Control Over Financial Reporting

The management of Tootsie Roll Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 (SEC) Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 as required by SEC Rule 13a-15(c). In making this assessment, we used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 22.

Tootsie Roll Industries, Inc.

Chicago, Illinois

February 28, 2008

Required Certifications

In 2007, the Company’s Chief Executive Officer submitted to the New York Stock Exchange the required Annual CEO Certification certifying that he was not aware of any violation by the Company of the exchange’s corporate governance listing standards.

The Company filed with the Securities and Exchange Commission the certifications required of the Company’s Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Form 10-K for the year ended December 31, 2007.

CONSOLIDATED STATEMENT OF
Earnings, Comprehensive Earnings and Retained Earnings

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands except per share data)

	For the year ended December 31,
	2007	2006	2005

Net product sales	$492,742	$495,990	$487,739
Rental and royalty revenue	4,975	5,150	3,345
Total revenue	497,717	501,140	491,084
Product cost of goods sold	327,695	311,267	299,683
Rental and royalty cost	1,349	1,312	671
Total costs	329,044	312,579	300,354
Product gross margin	165,047	184,723	188,056
Rental and royalty gross margin	3,626	3,838	2,674
Total gross margin	168,673	188,561	190,730
Selling, marketing and administrative expenses	97,821	101,032	97,595
Impairment charges	—	—	4,743
Gain on sale of real estate	—	—	(21,840)
Earnings from operations	70,852	87,529	110,232
Other income, net	6,315	7,186	3,420
Earnings before income taxes	77,167	94,715	113,652
Provision for income taxes	25,542	28,796	36,425
Net earnings	$51,625	$65,919	$77,227

Net earnings	$51,625	$65,919	$77,227
Other comprehensive earnings (loss)	810	(3,697)	2,984
Comprehensive earnings	$52,435	$62,222	$80,211

Retained earnings at beginning of year	$169,233	$164,236	$149,055
Net earnings	51,625	65,919	77,227
Cash dividends ($.32, $.32 and $.29 per share, respectively)	(17,421)	(17,170)	(15,406)
Stock dividends	(46,685)	(43,694)	(46,640)
Cumulative effect of SAB 108	—	(58)	—
Retained earnings at end of year	$156,752	$169,233	$164,236
Earnings per share	$0.94	$1.18	$1.36
Average common and class B common shares outstanding	54,980	55,800	56,732

(The accompanying notes are an integral part of these statements.)

CONSOLIDATED STATEMENT OF

Financial Position

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands)

	December 31,
Assets	2007	2006

CURRENT ASSETS:
Cash and cash equivalents	$57,606	$55,729
Investments	41,307	23,531
Accounts receivable trade, less allowances of $2,287 and $2,322	32,371	35,075
Other receivables	2,913	3,932
Inventories:
Finished goods and work-in-process	37,031	42,146
Raw materials and supplies	20,371	21,811
Prepaid expenses	6,551	6,489
Deferred income taxes	1,576	2,204
Total current assets	199,726	190,917
PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	19,398	19,402
Buildings	88,225	87,273
Machinery and equipment	270,070	259,049
	377,693	365,724
Less—Accumulated depreciation	176,292	162,826
Net property, plant and equipment	201,401	202,898
OTHER ASSETS:
Goodwill	73,237	74,194
Trademarks	189,024	189,024
Investments	65,993	51,581
Split dollar officer life insurance	74,944	73,357
Investment in joint venture	8,400	9,668
Total other assets	411,598	397,824
Total assets	$812,725	$791,639

(The accompanying notes are an integral part of these statements.)

	(in thousands except per share data)

	December 31,
Liabilities and Shareholders’ Equity	2007	2006

CURRENT LIABILITIES:
Accounts payable	$11,572	$13,102
Dividends payable	4,344	4,300
Accrued liabilities	42,056	43,802
Income taxes payable	—	1,007
Total current liabilities	57,972	62,211
NONCURRENT LIABILITIES:
Deferred income taxes	35,940	40,864
Postretirement health care and life insurance benefits	13,214	12,582
Industrial development bonds	7,500	7,500
Liability for uncertain tax positions	20,056	—
Deferred compensation and other liabilities	39,813	37,801
Total noncurrent liabilities	116,523	98,747
SHAREHOLDERS’ EQUITY:
Common stock, $.69-4/9 par value— 120,000 shares authorized— 35,404 and 35,364, respectively, issued	24,586	24,558
Class B common stock, $.69-4/9 par value— 40,000 shares authorized— 18,892 and 18,390, respectively, issued	13,120	12,771
Capital in excess of par value	457,491	438,648
Retained earnings, per accompanying statement	156,752	169,233
Accumulated other comprehensive loss	(11,727)	(12,537)
Treasury stock (at cost)— 63 shares and 62 shares, respectively	(1,992)	(1,992)
Total shareholders’ equity	638,230	630,681
Total liabilities and shareholders’ equity	$812,725	$791,639

CONSOLIDATED STATEMENT OF

Cash Flows

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands)

	For the year ended December 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$51,625	$65,919	$77,227
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	15,859	15,816	14,687
Gain on sale of real estate	—	—	(21,840)
Impairment charges	—	—	4,743
Excess of earnings from joint venture over dividends received	—	(921)	(267)
Return on investment in joint venture	1,419	—	—
Amortization of marketable securities	521	909	1,680
Purchase of trading securities	(84)	(749)	(1,141)
Changes in operating assets and liabilities:
Accounts receivable	2,591	(4,368)	(1,846)
Other receivables	7	(4,125)	1,519
Inventories	6,506	(8,451)	3,947
Prepaid expenses and other assets	283	(1,912)	(4,357)
Accounts payable and accrued liabilities	(3,234)	(3,688)	(1,868)
Income taxes payable and deferred	13,481	(3,984)	8,423
Postretirement health care and life insurance benefits	1,272	971	708
Deferred compensation and other liabilities	(12)	382	1,251
Other	(170)	(143)	(342)
Net cash provided by operating activities	90,064	55,656	82,524
CASH FLOWS FROM INVESTING ACTIVITIES:
Working capital adjustment from acquisition	—	—	6,755
Proceeds from sale of real estate and other assets	434	1,343	22,559
(Increase) decrease in restricted cash	—	22,330	(22,330)
Return of investment in joint venture	1,206	—	—
Capital expenditures	(14,767)	(39,207)	(14,690)
Purchase of available for sale securities	(59,132)	(35,663)	(16,772)
Sale and maturity of available for sale securities	28,914	62,223	46,350
Net cash provided by (used in) investing activities	(43,345)	11,026	21,872
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from bank loan	—	—	38,401
Repayment of bank loan	—	(32,001)	(98,400)
Shares repurchased and retired	(27,300)	(30,694)	(17,248)
Dividends paid in cash	(17,542)	(17,264)	(15,132)
Net cash used in financing activities	(44,842)	(79,959)	(92,379)
Increase (decrease) in cash and cash equivalents	1,877	(13,277)	12,017
Cash and cash equivalents at beginning of year	55,729	69,006	56,989
Cash and cash equivalents at end of year	$57,606	$55,729	$69,006
Supplemental cash flow information:
Income taxes paid	$11,343	$29,780	$26,947
Interest paid	$537	$733	$2,537
Stock dividend issued	$46,520	$43,563	$46,310

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

Revenue recognition:

Products are sold to customers based on accepted purchase orders which include quantity, sales price and other relevant terms of sale. Revenue, net of applicable provisions for discounts, returns, allowances, and certain advertising and promotional costs, is recognized when products are delivered to customers and collectibility is reasonably assured. Shipping and handling costs of $41,775, $40,353 and $37,836 in 2007, 2006 and 2005, respectively, are included in selling, marketing and administrative expenses. Accounts receivable are unsecured. Revenues from a major customer aggregated approximately 22.4%, 23.7% and 24.0% of net product sales during the years ended December 31, 2007, 2006 and 2005, respectively.

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

Investments:

Investments consist of various marketable securities with maturities of generally up to four years. The Company classifies debt and equity securities as either available for sale or trading. Available for sale are not actively traded and are carried at fair value. Unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders’ equity, net of applicable taxes, until realized. Trading securities relate to deferred compensation arrangements and are carried at fair value. The Company invests in trading securities to hedge changes in its deferred compensation liabilities.

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

The Company’s commodities futures contracts are being accounted for as cash flow hedges and are recorded on the balance sheet at fair value. Changes therein are recorded in other comprehensive earnings and are reclassified to earnings in the periods in which earnings are affected by the hedged item. Substantially all amounts reported in accumulated other comprehensive earnings (loss) are expected to be reclassified to cost of goods sold.

Inventories:

Inventories are stated at cost, not to exceed market. The cost of substantially all of the Company’s inventories ($54,367 and $61,092 at December 31, 2007 and 2006, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $11,284 and $7,350 at December 31, 2007 and 2006, respectively. The cost of certain foreign inventories ($3,036 and $2,865 at December 31, 2007 and 2006, respectively) has been determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Property, plant and equipment:

Depreciation is computed for financial reporting purposes by use of the straight-line method based on useful lives of 20 to 35 years for buildings and 5 to 20 years for machinery and equipment. Depreciation expense was $15,859, $15,816, and $14,687 in 2007, 2006 and 2005, respectively.

Carrying value of long-lived assets:

The Company reviews long-lived assets to determine if there are events or circumstances indicating that the amount of the asset reflected in the Company’s balance sheet may not be recoverable. When such indicators are present, the Company compares the carrying value of the long-lived asset, or asset group, to the future undiscounted cash flows of the underlying assets to determine if an impairment exists. If applicable, an impairment charge would be recorded to write down the carrying value to its fair value. The determination of fair value involves the use of estimates of future cash flows that involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance, and economic conditions. No impairment charges were recorded by the Company during 2007, 2006 or 2005.

Postretirement health care and life insurance benefits:

The Company provides certain postretirement health care and life insurance benefits. The cost of these postretirement benefits is accrued during employees’ working careers. The Company also provides split dollar life insurance benefits to certain executive officers. The Company records an asset equal to the cumulative insurance premiums that will be recovered upon the death of a covered employee(s) or earlier under the terms of the plan. Split dollar premiums paid were $1,586, $3,002, and $3,678 in 2007, 2006 and 2005, respectively.

Goodwill and intangible assets:

The Company accounts for intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with this statement, goodwill and intangible assets with indefinite lives are not amortized, but rather tested for impairment at least annually. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. The Company has completed its annual impairment testing of its goodwill and trademarks during the fourth quarter of each of the years presented, and recorded an impairment of $4,743 in the fourth quarter of 2005 relating to a minor trademark and related goodwill. No impairments were recorded in either 2007 or 2006.

Income taxes:

Deferred income taxes are recorded and recognized for future tax effects of temporary differences between financial and income tax reporting. The Company records valuation allowances in situations where the realization of deferred tax assets is not likely. Federal income taxes are provided on the portion of income of foreign subsidiaries that is expected to be remitted to the U.S. and become taxable, but not on the portion that is considered to be permanently invested in the foreign subsidiary.

Foreign currency translation:

The Company has determined the functional currency for each foreign subsidiary. The U.S. dollar is used as the functional currency where a substantial portion of the subsidiary’s business is indexed to the U.S. dollar or where its manufactured products are principally sold in the U.S. All other foreign subsidiaries use the local currency as their functional currency. Where the U.S. dollar is used as the functional currency, foreign currency translation adjustments are recorded as a charge or credit to other income in the statement of earnings. Where the foreign currency is used as the functional currency, translation adjustments are recorded as a separate component of comprehensive earnings (loss).

Joint venture:

The Company’s 50% interest in two companies is accounted for using the equity method. The Company records an increase in its investment in the joint venture to the extent of its share of the joint venture’s earnings, and reduces its investment to the extent of dividends received. Dividends of $861, $1,946 and $651 were paid in 2007, 2006 and 2005, respectively, by the joint venture. The $1,946 dividend declared in 2006 was not received by the Company until after December 31, 2006; this amount is included in other receivables at December 31, 2006.

Comprehensive earnings:

Comprehensive earnings includes net earnings, foreign currency translation adjustments and unrealized gains/losses on commodity hedging contracts, available for sale securities and certain postretirement benefit obligations.

Earnings per share:

A dual presentation of basic and diluted earnings per share is not required due to the lack of potentially dilutive securities under the Company’s simple capital structure. Therefore, all earnings per share amounts represent basic earnings per share.

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

Recent accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a common definition for fair value to be applied to U.S. GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS 157 and has not yet made any determination as to the effects, if any, that they may have on the Company’s financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment to FASB Statement No. 115” (SFAS No. 159), which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 and has not yet made any determination as to the effects, if any, that it may have on the Company’s financial position and results of operations.

NOTE 2—ACCRUED LIABILITIES:

Accrued liabilities are comprised of the following:

	December 31,
	2007	2006
Compensation	$12,072	$12,923
Other employee benefits	2,843	5,631
Taxes, other than income	1,802	1,781
Advertising and promotions	17,808	17,854
Other	7,531	5,613
	$42,056	$43,802

NOTE 3—BANK LOAN AND INDUSTRIAL DEVELOPMENT BONDS:

Industrial development bonds are due in 2027. The average floating interest rate was 3.8% and 3.6% in 2007 and 2006, respectively.

NOTE 4—INCOME TAXES:

The domestic and foreign components of pretax income are as follows:

	2007	2006	2005
Domestic	$69,250	$81,514	$103,725
Foreign	7,917	13,201	9,927
	$77,167	$94,715	$113,652

The provision for income taxes is comprised of the following:

	2007	2006	2005
Current:
Federal	$21,785	$14,358	$33,036
Foreign	(702)	944	1,151
State	737	1,050	1,990
	21,820	16,352	36,177
Deferred:
Federal	2,671	10,962	1,038
Foreign	918	1,196	(849)
State	133	286	59
	3,722	12,444	248
	$25,542	$28,796	$36,425

Significant components of the Company’s net deferred tax liability at year end were as follows:

	December 31,
	2007	2006
Deferred tax assets:
Accrued customer promotions	$4,765	$—
Deferred compensation	9,993	10,644
Post retirement benefits	4,658	3,938
Reserve for uncollectible accounts	560	567
Other accrued expenses	7,275	3,008
Foreign subsidiary tax loss carry forward	5,922	5,172
Foreign tax credit carry forward	3,651	4,900
Marked to market on investments	—	573
Inventory reserves	2,154	—
Other	1,485	687
	40,463	29,489
Valuation reserve	(7,556)	(4,329)
Total deferred tax assets	$32,907	$25,160

	December 31,

	2007	2006
Deferred tax liabilities:
Depreciation	$23,143	$22,330
Deductible goodwill and trademarks	25,050	22,447
Accrued export Company commissions	4,100	3,974
Employee benefit plans	777	897
Inventory reserves	4,262	2,591
Prepaid insurance	430	627
Accounts receivable	914	—
Deferred gain on sale of real estate	7,972	7,972
Other	624	2,982

Total deferred tax liabilities	$67,272	$63,820

Net deferred tax liability	$34,365	$38,660

At December 31, 2007, the tax benefits of foreign subsidiary tax loss carry forwards expiring by year are as follows: $1,287 in 2011, $3,150 in 2015 and $498 in 2026 and $987 in 2027. A valuation allowance has been established for these tax loss carry forwards to reduce the future income tax benefits to amounts expected to be realized.

Also at December 31, 2007, the amounts of the foreign subsidiary tax credit carry forwards expiring by year are as follows: $147 in 2008, $173 in 2009, $331 in 2010, $351 in 2011, $334 in 2012, $274 in 2013, $340 in 2014, $1,220 in 2015 and $481 in 2016. A valuation allowance has been established for these carry forward credits to reduce the future income tax benefits to amounts expected to be realized.

The effective income tax rate differs from the statutory rate as follows:

	2007	2006	2005
U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net	0.9	0.9	1.2
Exempt municipal bond interest	(1.4)	(0.8)	(0.6)
Foreign tax rates	(1.6)	(2.8)	(2.8)
Qualified domestic production activities deduction	(1.9)	(0.8)	(0.9)
Repatriation of accumulated foreign earnings	—	—	0.7
Reserve for uncertain tax benefits	1.3	—	—
Other, net	0.8	(0.8)	(0.3)

Effective income tax rate	33.1%	30.7%	32.3%

The Company has not provided for U.S. federal or foreign withholding taxes on $4,743 and $6,561 of foreign subsidiaries’ undistributed earnings as of December 31, 2007 and December 31, 2006, respectively, because such earnings are considered to be permanently reinvested. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

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

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) effective January 1, 2007. The adoption of FIN 48 is reflected in the accompanying financial statements. At January 1, 2007, the Company had unrecognized tax benefits of $14,987. Included in this balance is $7,160 of unrecognized tax benefits that, if recognized, would favorably affect the annual effective income tax rate. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes on the Consolidated Statement of Earnings. As of January 1, 2007, $3,382 of interest and penalties were included in the Liability for Uncertain Tax Positions.

At December 31, 2007, the Company had unrecognized tax benefits of $15,867. Included in this balance is $7,622 of unrecognized tax benefits that, if recognized, would favorably affect the annual effective income tax rate. As of December 31, 2007, $4,189 of interest and penalties were included in the Liability for Uncertain Tax Positions.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

Unrecognized tax benefits at January 1, 2007	$14,987
Increases in tax positions for the current year	1,895
Reductions in tax positions for lapse of statute of limitations	(1,015)
Unrecognized tax benefits at December 31, 2007	$15,867

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The Company remains subject to examination by U.S. federal and state and foreign tax authorities for the years 2004 through 2006. With few exceptions, the Company is no longer subject to examinations by tax authorities for the year 2003 and prior.

The Company is not currently subject to a U.S. federal or foreign income tax examination, however, the Company is currently subject to various state tax examinations. Although the Company is unable to determine the ultimate outcome of these examinations, the Company believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

Beginning in 2008, statutory income tax rates in Canada will be reduced five percentage points with the final rate adjustment coming in 2012. Accordingly, the Company’s Canadian subsidiary has revalued its deferred tax assets and liabilities based on the rate in effect for the year the differences are expected to reverse.

NOTE 5—SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

	Common Stock		Class B Common Stock		Treasury Stock		Capital in excess of par
	Shares	Amount	Shares	Amount	Shares	Amount	value
	(000’s)		(000’s)		(000’s)
Balance at January 1, 2005	34,760	$24,139	17,515	$12,163	(58)	$(1,992)	$397,745
Issuance of 3% stock dividend	1,033	717	524	364	(2)	—	45,229
Conversion of Class B common shares to common shares	39	27	(39)	(27)	—	—	—
Purchase and retirement of common shares	(577)	(400)	—	—	—	—	(16,849)
Balance at December 31, 2005	35,255	24,483	18,000	12,500	(60)	(1,992)	426,125
Issuance of 3% stock dividend	1,048	727	539	375	(2)	—	42,461
Conversion of Class B common shares to common shares	149	104	(149)	(104)	—	—	—
Purchase and retirement of common shares	(1,088)	(756)	—	—	—	—	(29,938)
Balance at December 31, 2006	35,364	24,558	18,390	12,771	(62)	(1,992)	438,648
Issuance of 3% stock dividend	1,056	733	550	383	(1)	—	45,404
Conversion of Class B common shares to common shares	48	34	(48)	(34)	—	—	—
Purchase and retirement of common shares	(1,064)	(739)	—	—	—	—	(26,561)
Balance at December 31, 2007	35,404	$24,586	18,892	$13,120	(63)	$(1,992)	$457,491

Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends.

While the Company does not have a formal or publicly announced stock repurchase program, the Company’s board of directors periodically authorizes a dollar amount for share repurchases.

Based upon this policy, shares were purchased and retired as follows:

Year	Total Number Of Shares Purchased	Average Price Paid Per Share
2007	1,064	$25.61
2006	1,088	$28.17
2005	577	$29.87

NOTE 6—OTHER INCOME, NET:

Other income (expense) is comprised of the following:

	2007	2006	2005
Interest and dividend income	$5,495	$5,155	$3,631
Interest expense	(535)	(726)	(2,537)
Joint venture income	182	921	918
Foreign exchange gains	656	453	852
Capital gains (losses)	228	678	166
Insurance recovery	128	300	326
Miscellaneous, net	161	405	64
	$6,315	$7,186	$3,420

NOTE 7—EMPLOYEE BENEFIT PLANS:

Pension plans:

The Company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The Company’s policy is to fund pension costs accrued based on compensation levels. Total pension expense for 2007, 2006 and 2005 was $3,589, $3,364 and $3,362, respectively. The Company also maintains certain profit sharing and retirement savings-investment plans. Company contributions in 2007, 2006 and 2005 to these plans were $873, $916 and $905, respectively.

The Company also contributes to a multi-employer defined benefit pension plan for its union employees in the U.S. Such contributions aggregated $1,257, $1,084 and $1,011 in 2007, 2006 and 2005, respectively. Although the Company has been advised that the plan is currently in an underfunded status, the relative position of each employer associated with the multi-employer plan with respect to the actuarial present value of benefits and net plan assets is not determinable by the Company.

Deferred compensation:

The Company sponsors three deferred compensation plans for selected executives and other employees: (i) the Excess Benefit Plan, which restores retirement benefits lost due to IRS limitations on contributions to tax-qualified plans, (ii) the Supplemental Savings Plan, which allows eligible employees to defer the receipt of eligible compensation until designated future dates and (iii) the Career Achievement Plan, which provides a deferred annual incentive award to selected executives. Participants in these plans earn a return on amounts due them based on several investment options, which mirror returns on underlying investments (primarily mutual funds). The Company hedges its obligations under the plans by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2007 and 2006, these investments totaled $32,800 and $30,800, respectively. All gains and losses in these investments are equally offset by corresponding gains and losses in the Company’s deferred compensation liabilities.

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

Amounts recognized in accumulated other comprehensive loss (pre-tax) at December 31, 2007 are as follows:

Prior service credit	$(1,127)
Net actuarial loss	1,812

Net amount recognized in accumulated other comprehensive loss	$685

The estimated actuarial loss, prior service credit and transition obligation to be amortized from accumulated other comprehensive income into net periodic benefit cost during 2008 are $158, $(125) and $0, respectively.

The changes in the accumulated postretirement benefit obligation at December 31, 2007 and 2006 consist of the following:

	December 31,
	2007	2006
Benefit obligation, beginning of year	$12,582	$9,924
Service cost	667	524
Interest cost	694	539
Actuarial (gain)/loss	(550)	2,101
Benefits paid	(179)	(506)

Benefit obligation, end of year	$13,214	$12,582

Net periodic postretirement benefit cost included the following components:

	2007	2006	2005
Service cost—benefits attributed to service during the period	$667	$524	$474
Interest cost on the accumulated postretirement benefit obligation	694	539	519
Net amortization	90	(84)	(74)

Net periodic postretirement benefit cost	$1,451	$979	$919

For measurement purposes, the 2007 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 8.0% for pre-age 65 retirees, 9.5% for post-age 65 retirees and 11.0% for prescription drugs; these rates were assumed to decrease gradually to 5.0% for 2014 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.70% and 5.60% at December 31, 2007 and 2006, respectively.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect on:

	1% Increase	1% Decrease
Postretirement benefit obligation	$1,814	$(1,497)
Total of service and interest cost components	$236	$(190)

The Company estimates future benefit payments will be $453, $483, $569, $598 and $677 in 2008 through 2012, respectively, and a total of $4,723 in 2013 through 2017. The future benefit payments are net of the annual Medicare Part D subsidy of approximately $1,095 beginning in 2008.

NOTE 8—COMMITMENTS:

Rental expense aggregated $1,090, $1,132 and $1,090 in 2007, 2006 and 2005, respectively.

Future operating lease commitments are not significant.

NOTE 9—SEGMENT AND GEOGRAPHIC INFORMATION:

The Company operates as a single reportable segment encompassing the manufacture and sale of confectionery products. Its principal manufacturing operations are located in the United States and Canada, and its principal market is the United States. The Company also manufactures and sells confectionery products in Mexico, and exports products to Canada as well as to over 50 countries worldwide.

The following geographic data include net sales summarized on the basis of the customer location and long-lived assets based on their physical location.

	2007	2006	2005

Net Product Sales:
United States	$445,820	$450,591	$445,405
Foreign	46,922	45,399	42,334
	$492,742	$495,990	$487,739

Long-lived assets:
United States	$296,277	$282,490	$246,721
Foreign	54,461	55,014	57,160
	$350,738	$337,504	$303,881

NOTE 10—DISCLOSURES ABOUT THE FAIR VALUE AND CARRYING AMOUNT OF FINANCIAL INSTRUMENTS:

The carrying amount approximates fair value of cash and cash equivalents because of the short maturity of those instruments. The fair values of investments are estimated based on quoted market prices. The fair value of the Company’s industrial development bonds approximates their carrying value because they have a floating interest rate.

The carrying amount and estimated fair values of the Company’s financial instruments are as follows:

	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Cash and cash equivalents	$57,606	$57,606	$55,729	$55,729
Investments available for sale	74,456	74,456	44,351	44,351
Investments in trading securities	32,844	32,844	30,761	30,761
Bank loan and industrial development bonds	7,500	7,500	7,500	7,500

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses and amortized cost basis of the Company’s investment portfolio by major security type is as follows:

	December 31, 2007
	Amortized	Fair	Unrealized
Available for Sale:	Cost	Value	Gains	Losses
Municipal bonds	$74,228	$74,394	$166	$—
Mutual funds	57	62	5	—
	$74,285	$74,456	$171	$—

	December 31, 2006
	Amortized	Fair	Unrealized
Available for Sale:	Cost	Value	Gains	Losses
Municipal bonds	$44,532	$44,293	$—	$(239)
Mutual funds	57	58	1	—
	$44,589	$44,351	$1	$(239)

Investments available for sale included $27,250 and $0 of auction based municipal bonds as of year end 2007 and 2006, respectively. Subsequent to December 31, 2007, $13,700 of such bonds were redeemed at auction at face value. The remaining $13,550 experienced a successful auction followed by a failed auction, and the Company may be forced to hold them for a longer period than originally anticipated. There were no securities with maturities greater than four years. The sale of available for sale securities resulted in realized gains of $118 and $684 in 2007 and 2006, respectively.

NOTE 11—COMPREHENSIVE INCOME:

The following table sets forth information with respect to accumulated other comprehensive income (loss):

	Foreign	Unrealized Gain (Loss) on			Accumulated
	Currency Translation Adjustment	Investments	Derivatives	Postretirement and Pension Benefits	Other Comprehensive Earnings (Loss)
Balance at January 1, 2005	$(11,964)	$209	$824	$—	$(10,931)
Unrealized gains (losses)	1,036	(184)	4,186	—	5,038
(Gains) losses reclassified to net earnings	—	36	(946)	—	(910)
Tax effect	—	55	(1,199)	—	(1,144)
Net of tax amount	1,036	(93)	2,041	—	2,984
Balance at December 31, 2005	(10,928)	116	2,865	—	(7,947)
Unrealized gains (losses)	(296)	263	880	—	847
(Gains) losses reclassified to net earnings	—	(684)	(5,856)	—	(6,540)
Tax effect	—	156	1,840	—	1,996
Net of tax amount	(296)	(265)	(3,136)	—	(3,697)
Adoption of SFAS 158 (Note 7)	—	—	—	(893)	(893)
Balance at December 31, 2006	(11,224)	(149)	(271)	(893)	(12,537)
Unrealized gains (losses)	(272)	469	(462)	588	323
(Gains) losses reclassified to net earnings	—	(61)	1,202	—	1,141
Tax effect	—	(151)	(273)	(230)	(654)
Net of tax amount	(272)	257	467	358	810
Balance at December 31, 2007	$(11,496)	$108	$196	$(535)	$(11,727)

NOTE 12—GAIN ON SALE OF REAL ESTATE:

During 2005, the Company sold surplus real estate and realized a pre-tax gain of $21,840. During 2006, the Company invested the net proceeds of $22,330 in new real estate investments in compliance with U.S. Internal Revenue Code (IRC) Section 1031 resulting in the deferral of income tax payable on such gain.

NOTE 13—SEC STAFF ACCOUNTING BULLETIN NO. 108

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. Prior to its application of the guidance in SAB 108, the Company used the “roll-over” method for quantifying financial statement misstatements, which focused primarily on the impact of a misstatement on the income statement (and net earnings), including the reversing effects, if any, of prior year misstatements. SAB 108 permits companies to initially apply its provisions by recording the cumulative effect of any misstatements as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The Company previously evaluated these items under the “roll-over” method and concluded they were quantitatively and qualitatively immaterial, individually and in the aggregate. The following table, and accompanying footnotes, summarizes the effects of applying the guidance in SAB 108:

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, comprehensive earnings, retained earnings, and cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes as of January 1, 2007.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chicago, Illinois

February 28, 2008

Performance Graph

The following performance graphs compare the Company’s cumulative total shareholder return on the Company’s Common Stock for a five-year period (December 31, 2002 to December 31, 2007) and a ten-year period (December 31, 1997 to December 31, 2007 with the cumulative total return of Standard & Poor’s 500 Stock Index (“S&P 500”) and the Dow Jones Industry Food Index (“Peer Group,” which includes the Company), assuming (i) $100 invested on December 31 of the first year of the chart in each of the Company’s Common Stock, S&P 500 and the Dow Jones Industry Food Index and (ii) the reinvestment of dividends.

Legend

Quarterly Financial Data (Unaudited)

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

	(Thousands of dollars except per share data)
2007	First	Second	Third	Fourth	Total
Net product sales	$92,914	$101,901	182,917	115,010	492,742
Gross product margin	33,178	34,425	60,659	36,785	165,047
Net earnings	9,811	10,226	23,432	8,156	51,625
Net earnings per share	.18	.19	.43	.15	.94

2006
Net product sales	$103,822	$94,944	$186,403	$110,821	$495,990
Gross product margin	39,074	38,166	70,042	37,441	184,723
Net earnings	12,362	12,858	28,969	11,730	65,919
Net earnings per share	.22	.23	.52	.21	1.18

2005
Net product sales	$97,925	$103,627	$173,692	$112,495	$487,739
Gross product margin	39,589	41,414	67,333	39,720	188,056
Net earnings	12,506	13,731	27,665	23,325	77,227
Net earnings per share	.22	.24	.49	.41	1.36

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year. The sum of the per share amounts may not equal annual amounts due to rounding.

2007-2006 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICE AND DIVIDENDS PER SHARE

STOCK PRICES*

	2007		2006
	High	Low	High	Low
1st Qtr	$32.69	$28.19	$29.71	$26.98
2nd Qtr	$30.50	$27.65	$31.42	$28.23
3rd Qtr	$30.85	$25.03	$29.75	$26.35
4th Qtr	$27.44	$23.55	$33.26	$29.08

*NYSE - Closing Price

Estimated Number of shareholders at February 2008:

Common Stock	18,000
Class B Common Stock	5,000

DIVIDENDS

	2007	2006
1st Qtr	$.08	$.08
2nd Qtr	$.08	$.08
3rd Qtr	$.08	$.08
4th Qtr	$.08	$.08

NOTE: In addition to the above cash dividends, a 3% stock dividend was issued on April 12, 2007 and April 13, 2006. Cash dividends are not restated to reflect 3% stock dividends.

Five Year Summary of Earnings and Financial Highlights

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

	(Thousands of dollars except per share, percentage and ratio figures)
(See Management’s Comments starting on page 5)	2007	2006	2005	2004	2003
Sales and Earnings Data (2)
Net product sales	$492,742	$495,990	$487,739	$420,110	$392,656
Gross product margin	165,047	184,723	188,056	174,539	168,833
Interest expense	535	726	2,537	912	172
Provision for income taxes	25,542	28,796	36,425	30,514	32,933
Net earnings	51,625	65,919	77,227	64,174	65,014
% of net product sales	10.5%	13.3%	15.8%	15.3%	16.6%
% of shareholders’ equity	8.1%	10.5%	12.5%	11.3%	12.1%

Per Common Share Data (1)
Net earnings	$.94	$1.18	$1.36	$1.12	$1.12
Cash dividends declared	.32	.32	.29	.27	.25
Stock dividends	3%	3%	3%	3%	3%

Additional Financial Data
Working capital	$141,754	$128,706	$132,940	$110,376	$180,818
Net cash provided by operating activities	90,064	55,656	82,524	76,228	83,466
Net cash provided by (used in) investing activities	(43,345)	11,026	21,872	(164,039)	(50,383)
Net cash provided by (used in) financing activities	(44,842)	(79,959)	(92,379)	60,716	(54,506)
Property, plant & equipment additions	14,767	39,207	14,690	17,948	12,150
Net property, plant & equipment	201,401	202,898	178,760	178,750	129,163
Total assets	812,725	791,639	813,696	811,753	665,297
Long term debt	7,500	7,500	7,500	93,167	7,500
Shareholders’ equity	638,230	630,681	617,405	570,179	536,581
Average shares outstanding (1)	54,980	55,800	56,732	57,111	58,202

(1)           Adjusted for annual 3% stock dividends.

(2)           Certain reclassifications have been made to prior year numbers to conform to current year presentation.

Board of Directors

Melvin J. Gordon(1)	Chairman of the Board and Chief Executive Officer
Ellen R. Gordon(1)	President and Chief Operating Officer
Barre A. Seibert(2)(3)	Retired First Vice President, Washington Mutual Bank
Lana Jane Lewis-Brent(2)(3)	President, Paul Brent Designer, Inc., an art publishing, design and licensing company
Richard P. Bergeman(2)(3)	Retired Senior Vice President, Bestfoods
(1)Executive Committee	(2)Audit Committee	(3)Compensation Committee

Officers

Melvin J. Gordon	Chairman of the Board and Chief Executive Officer
Ellen R. Gordon	President and Chief Operating Officer
G. Howard Ember, Jr.	Vice President, Finance & Chief Financial Officer
John W. Newlin, Jr.	Vice President, Manufacturing
Thomas E. Corr	Vice President, Marketing & Sales
John P. Majors	Vice President, Physical Distribution
Barry P. Bowen	Treasurer & Assistant Secretary
Richard F. Berezewski	Controller

Offices, Plants

Executive Offices	7401 S. Cicero Ave. Chicago, Illinois 60629 www.tootsie.com

Plants	Illinois Tennessee Massachusetts Wisconsin Concord, Ontario Mexico City, Mexico

Foreign Sales Offices	Mexico City, Mexico Concord, Ontario
Subsidiaries

Andes Candies L.P.	Tootsie Roll Company, Inc.
Andes Manufacturing LLC	Tootsie Roll Industries, LLC
Andes Services LLC	Tootsie Roll Management, Inc
C.C.L.P., INC.	Tootsie Roll Mfg., LLC
C.G.P., INC.	Tootsie Roll of Canada, ULC
Cambridge Brands Manufacturing, Inc.	Tootsie Roll Worldwide, Ltd.
Cambridge Brands Services, Inc.	Tootsie Rolls—Latin America
Cambridge Brands, Inc.	TRI de Latinoamerica S.A. de C.V.
Cella’s Confections, Inc.	TRI Finance, Inc.
Charms LLC	TRI International Inc.
Concord (GP) Inc.	TRI Investments LLC
Concord Brands, ULC	TRI Sales Co.
Concord Canada Holdings ULC	TRI Sales Finance LLC
Concord Confections Holdings USA, Inc.	TRI-MASS, Inc.
Concord Partners LP	Tutsi S.A. de C.V.
JT Company, Inc.	World Trade & Marketing Ltd.
The Sweets Mix Company, Inc.

Other Information

Stock Exchange	New York Stock Exchange, Inc. (Since 1922)

Stock Identification	Ticker Symbol: TR CUSIP No. 890516 10-7

Stock Transfer Agent and Stock Registrar	American Stock Transfer and Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219 1-800-710-0932 www.amstock.com

Independent Accountants	PricewaterhouseCoopers LLP One North Wacker Chicago, IL 60606
General Counsel	Becker Ross, LLP 317 Madison Avenue New York, NY 10017

Annual Meeting	May 5, 2008 Mutual Building, Room 1200 909 East Main Street Richmond, VA 23219

Printed on recycled paper