Form 10-K, Exhibit 13
period 2008-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 2009-03-02
CIK 98677

Exhibit 13

Corporate Profile

Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of confectionery products for 112 years. Our products are primarily sold under the familiar brand names: Tootsie Roll, Tootsie Roll Pops, Caramel Apple Pops, Child’s Play, Charms, Blow Pop, Blue Razz, Cella’s chocolate covered cherries, Tootsie Dots, Tootsie Crows, Junior Mints, Junior Caramels, Charleston Chew, Sugar Daddy, Sugar Babies, Andes, Fluffy Stuff cotton candy, Dubble Bubble, Razzles, Cry Baby, Nik-L-Nip and EI Bubble.

Ellen R. Gordon, President and Chief Operating Officer and Melvin J. Gordon, Chairman and Chief Executive Officer.

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

To Our Shareholders

Net product sales in 2008 were $492 million compared to $493 million in 2007. We had another strong Halloween selling season and many of our core brands delivered good sales results.

Net earnings in 2008 were $39 million compared to $52 million in 2007. Commodity costs have increased quite dramatically over the past two years and continue to adversely impact our operating results.

Profits were also affected by a $3.3 million after-tax charge for the write-down to market value of a security that was originally purchased with an insured AAA rating, but the Company has concluded is now impaired. This was partially offset by $2.2 million of favorable adjustments relating to state and foreign income taxes.

The Company has taken selective price increases, where feasible, to help restore its profitability while maintaining its competitive value in the market place. At the same time, we remain true to several key financial principles that have guided the Company for many years. Some of these are enumerated on the facing page. In regard to current market conditions and their impact on the Company’s operating results, we particularly focus on those principles that speak to financial conservatism, reinvestment in the business and a long-term perspective. We believe that these principles have served the Company and its shareholders well in the past and we remain committed to them.

Financial Highlights

	December 31,
	2008	2007
	(in thousands except per share data)
Net Product Sales	$492,051	$492,742
Net Earnings	38,777	51,625

Working Capital	128,727	141,754
Net Property, Plant and Equipment	217,628	201,401
Shareholders’ Equity	634,770	638,230

Average Shares Outstanding*	55,157	56,585
Per Share Items*
Net Earnings	$0.70	$0.91
Cash Dividends Paid	.32	.32

*Adjusted for stock dividends.

Other highlights of 2008 include:

•                  Cash dividends were paid for the sixty-sixth consecutive year.

•                  Our forty-fourth consecutive 3% stock dividend was distributed.

•                  $34 million was reinvested in capital expenditures.

•                  888,900 shares of common stock were repurchased in the open market for an aggregate price of $21 million.

•                  All of these actions were accomplished using internally generated funds, and the Company remains essentially debt free.

We ended 2008 with $129 million of cash and investments, net of interest bearing debt. This financial strength will enable the Company to continue to distribute dividends, repurchase stock, reinvest in operating assets and in our brands, develop new products and consider business acquisition opportunities as they may arise. We are active in each of these aspects of our business.

Sales and Marketing

We face intense competition in the confectionery industry. Retailers are highly selective as to the products they carry and consumers choose from a broad array of appealing products. Our competitive advantage lies in our many well-known brands that offer high volume sales and profits for retailers and great brands at attractive values for consumers. In 2008 we continued stressing these advantages to both our customers and to the ultimate consumers.

Halloween remained our largest selling period. The most significant trade classes, in terms of sales volume, including mass merchandisers, drug chains, warehouse clubs, grocery and dollar stores were the primary focus of our promotional efforts.

Packaged goods have remained highly successful in these outlets. These include large assortments of our most popular items. We have also seen growth in our “theater box” line and many items in this category sold well again in 2008 across a broad variety of trade classes either as straight goods or in combo packs, shippers and floor displays.

Line extensions and other new products generated incremental sales and added to the excitement of our product portfolio. One of the most notable of these is the re-introduction of the Tootsie Pop Drop.

Tootsie Pop Drops

Tootsie Pop Drops are hard candy tablets in five delicious flavors. Like their famous namesake, they have a real Tootsie Roll center. They are perfect for consumers who enjoy Tootsie Pops but either seek a smaller, bite-sized treat or, perhaps, seek an authentic Tootsie Pop experience but without the stick.

Many consumers will recall Pop Drops from the 1970’s when “roll candy” had a significant market niche. Over the years we often heard from Tootsie fans who clamored for this popular item to be reintroduced. Well, we listened, and during 2008 their calls were answered with the re-launch of Tootsie Pop Drops.

They are packaged in a foil pouch that maintains product freshness and with graphics that strongly evoke the Tootsie Pop brand identity. The new pouch also meshes well with current market formats and price points. Tootsie Pop Drops are a delicious addition to our product line and were relaunched in a different form to meet the ever-changing trends and product formats in our industry.

Dubble Bubble Mini Tubs

Dubble Bubble Mini Tubs is another product format that achieved success in 2008. These are colorful plastic tubs that contain 2.6 ounces of market leading Dubble Bubble gum. Resealable Mini Tubs were especially popular in the dollar store, mass merchandiser and drug classes of trade and are perfect for party favors, gift giving or for anyone who wants to chew like a big leaguer.

Dubble Bubble Halloween Combo Bag

Our Halloween line-up was augmented by a new combo bag of novelty Dubble Bubble gumballs with bright, vibrant, and fun graphics that make it a hit at trick-or-treating time. With an assortment of individually wrapped gumballs, including Slime Balls with a lime “slime” center, Pumpkin Seedlings filled with candy “seeds,” Count Blacula, oozing with a cherry “blood” center and Horror Eyes, the bubble gum that looks back at you, this spook-tacular gumball mix appeals to kids of all ages!

Tootsie Flag Midgees

In the Tootsie Roll line, our perennial candy favorite, Midgees, were introduced in a thematic red, white and blue “Flag” bag that commemorates the celebration of summer. The metalized foil packaging maintains these sweet treats at peak freshness and the bold graphics pop off the shelf like fireworks! Flag Midgees are perfect for passing out to patriotic snackers during holiday parades or any occasion—that is, if the family doesn’t get to them first!

Blow Pop Minis Snack Size

Blow Pop Minis, bite-sized candy tablets, each with a real Blow Pop bubble gum center, were added to our seasonal offerings for Halloween and Christmas in snack-sized pouches. Now this popular and portable confection is perfect for trick or treaters or as stocking stuffers!

Holiday Sugar Babies

Holiday Sugar Babies were another seasonal addition to our line, this one in a festive holiday-themed theater box format. These are luscious caramel Sugar Babies in festive red, white and green candy shells.

Andes Peppermint Crunch

The Andes 4.67 ounce box line was expanded with addition of Peppermint Crunch in 2008. This popular flavor addition was carried by outlets in the mass merchandiser, drug and grocery classes and sold through quickly in the fall season.

Advertising and Public Relations

We promoted the “How Many Licks?” theme through cable television ads as well as through a national $50,000 sweepstakes featured on our website and prominently announced on millions of product packages. Although contest winners may be certain that they have unlocked the mystery of this age-old “How Many Licks” riddle, in truth “the world may never know!”

Additionally, several of our products were highlighted in special interest programs on cable television. Segments on the Food Network’s Unwrapped program included “Lolipop-alooza” which featured Tootsie Pops and Sugar Daddies, “Movie Munchies” which featured Dots, “On a Roll” which included Tootsie Rolls, “Pops” which featured Blow Pops and “Delicious Duos” which included Andes Mints.

These, along with other previous cable programs, are quite popular with viewing audiences and are often repeated, generating extensive and recurring exposure for our brands.

The Company’s listing in the Domini 400 Index and in several other social investment oriented indexes maintained by KLD Research and Analytics, Inc. was reaffirmed in 2008. Inclusion in these indexes gives recognition to our leadership in the areas of environmental, corporate and social responsibility.

Supply Chain

The Company is committed to being the low cost producer in the categories in which it competes. To achieve this goal we continually upgrade facilities, equipment and business systems to add capacity, increase efficiency or improve quality. Capital expenditures were $34 million in 2008, the majority of which was incurred for these purposes.

2008 was the second year of a multi-year, company-wide upgrade to our enterprise resource planning (ERP) software. The implementation process entails a “bottom-up” review of our business processes and information flow. It is truly a company-wide endeavor, touching every discipline.

Also during 2008 we completed a logistics study in order to determine the most cost effective patterns to get finished goods from production facilities to the customer. We periodically perform these reviews in response to our evolving product/ customer matrix. As a result of this review, we acquired a warehousing property and are in the process of preparing it to become the hub for the eastern United States portion of our distribution network. We believe this will both reduce cost and shorten delivery times.

We also invested in a number of significant projects to upgrade packaging lines in our facilities. In planning and designing these projects we are careful to build in flexibility that will enable the Company to react to future changes in packaging or product assortments. This flexibility adds significant cost to these projects but is imperative if we are to meet the future demands of an evolving market place.

Purchasing

As we reported last year, prices of many commodities that we use have risen to historically high levels. Although we take measures such as competitive bidding, hedging and forward purchase contracts to mitigate commodity cost increases to the greatest possible extent, we have not been able to offset the full impact of these rising costs.

We have seen some signs of moderating costs as a result of deteriorating world economic conditions. However, this was subsequent to the majority of our 2008 purchases which are made during the spring and summer months for Halloween production.

International

We manufacture and sell products in Mexico under the Tutsi trademark. We also sell Tootsie products along with most of our other domestic brands in the Canadian market. Many of these are exported as well, to more than 50 countries in Europe, Asia, and South and Central America.

Sales and profits in Mexico were about even with 2007, while Canada declined slightly. Commodity cost increases related to products sold in both of these markets were essentially offset by price increases.

Export sales declined during 2008 due to the relative strength of the U.S. dollar, which increased the relative cost of our products in foreign markets. This also limited our ability to recover commodity cost increases, so profitability of our export sales declined during 2008.

We continue to believe that our well-known brands offer a compelling and broad assortment that will appeal to consumers in a variety of international markets in the long run. Accordingly, we continue to actively cultivate these opportunities.

In Appreciation

We wish to thank our many loyal employees, customers, suppliers, sales brokers, and domestic as well as foreign distributors for their efforts during 2008. We also thank our fellow shareholders for their support over the years.

Excellence and dedication is required at all levels of the Company to meet today’s business challenges. We are committed to that as well as preparing the Company to succeed tomorrow and beyond.

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

FINANCIAL CONDITION

The Company’s overall financial position remains very strong as a result of its 2008 net earnings and related cash flows provided by operating activities.

During 2008, the Company’s cash flows from operating activities aggregated $57,042 which includes $16,050 of cash transferred into a voluntary employee benefit association (VEBA) trust, controlled by the Company, as further discussed below. The Company used its cash flows as well as other sources to pay cash dividends of $17,557, repurchase and retire $21,109 of its outstanding shares, and make capital expenditures of $34,355. The Company’s net working capital of $128,727 remained strong at December 31, 2008 although it decreased from $141,754 at December 31, 2007.

As of December 31, 2008, the Company’s aggregate cash, cash equivalents and investments, including all long-term investments in marketable securities, was $136,680 compared to $164,906 at December 31, 2007, a decrease of $28,226. The 2008 amount reflects a $5,140 write-down to market value of an auction rate security and a decline in the market value of trading securities of $7,334. The Company invests in trading securities only to hedge its deferred compensation liabilities, as further discussed herein and in Note 7 to the financial statements.

Shareholders’ equity decreased from $638,230 at December 31, 2007 to $634,770 as of December 31, 2008, principally reflecting 2008 net earnings of $38,777 less cash dividends and share repurchases of $17,557 and $21,109, respectively.

The Company has a relatively straight-forward financial structure and has historically maintained a conservative financial position. Except for an immaterial amount of operating leases, the Company has no special financing arrangements or “off-balance sheet” special purpose entities. Cash flows from operations plus maturities of short term investments are expected to be adequate to meet the Company’s overall financing needs, including capital expenditures, in 2009. Occasionally, the Company considers possible acquisitions, and if the Company were to pursue and complete such an acquisition, that could result in bank borrowings.

Results of Operations

2008 vs. 2007

Net product sales were $492,051 in 2008 compared to $492,742 in 2007, a decrease of $691 or 0.1%. Although 2008 domestic sales increased by 0.5%, the reported consolidated net sales reflect declines in sales outside of the U.S., including the effects of a stronger U.S. dollar, which offset these domestic sales increases.

Product cost of goods sold were $333,314 in 2008 compared to $327,695 in 2007, an increase of $5,619 or 1.7%. This increase reflects a $1,877 decrease in deferred compensation expense principally resulting from the decline in the market value of investments in trading securities relating to compensation deferred in previous years. Adjusting for the aforementioned, product cost of goods sold as a percentage of net sales increased from 64.5% in 2007 to 68.1% in 2008, an increase of 3.6% as a percent of sales. This increase principally reflects significant cost increases in major ingredients, as well as increased labor and fringe benefits, including health insurance benefits, the adverse effects of foreign currency exchange rates on products manufactured in Canada and principally sold in the United States, and generally higher plant overhead costs, including higher energy costs. In 2008, increases in ingredient costs approximated $9,300, however, the Company benefited from an approximate $1,200 decrease in overall packaging material costs. The Company generally experienced significant cost increases in substantially all of its major ingredients, including sugar, corn syrup, vegetable oils, dextrose, cocoa, chocolate and gum base inputs. The adverse impact of changes in Canadian exchange rates as discussed above approximated $900 in 2008.

Due to the seasonal nature of the Company’s business and corresponding variations in product mix, gross margins have historically been lower in the second half of the year, and second half of 2008 and 2007 were consistent with this trend.

Selling, marketing and administrative expenses were $95,254 in 2008 compared to $97,821 in 2007, a decrease of $2,567 or 2.6%. This decrease reflects a $5,457 decrease in deferred compensation expense principally resulting from the decline in the market value of investments in trading securities relating to compensation deferred in previous years. Adjusting for the aforementioned, selling, marketing and administrative expenses increased by $2,890 or 3.0%, and as a percent of net product sales increased from 19.9% of net product sales in 2007 to 20.5% of product sales in 2008. These expenses include $45,570 and $41,775 of freight, delivery and warehousing and distribution expenses in 2008 and 2007, respectively. Freight, delivery and warehousing and distribution expenses increased from 8.5% of net product sales in 2007 to 9.3% of net product sales in 2008, primarily due to higher energy input costs including higher freight fuel surcharges.

Earnings from operations were $66,527 in 2008 compared to $70,852 in 2007, a decrease of $4,325 or 6.1%. Earnings from operations includes changes in deferred compensation liabilities relating to corresponding changes in the market value of trading securities that hedge these liabilities as discussed above. Adjusting for the aforementioned, operating earnings were $59,193 and $72,850 in 2008 and 2007, respectively, a decrease of $13,657 or 18.7%. This decrease principally reflects the decrease in gross profit resulting from higher input costs, principally ingredients and freight and delivery, as discussed above.

The Company believes that the carrying values of its trademarks and goodwill have indefinite lives as they are expected to generate cash flows indefinitely. Goodwill and indefinite-lived intangible assets are assessed at least annually for impairment as of December 31 or whenever events or circumstances indicate that the carrying values may not be recoverable from future cash flows. The fair values of reporting units and indefinite lived intangible assets are primarily assessed using the present value of estimated future cash flows.

Management believes that all assumptions used for the impairment tests above are consistent with those utilized by market participants performing similar valuations. No impairments were recorded in either 2008 or 2007. However, holding all other assumptions constant at the test date, a 100 basis point increase in the discount rate or a 100 basis point decrease in the royalty rate would reduce the fair value of one of our tradenames by approximately 13% and 7%, respectively, indicating potential impairment of approximately $15,000 and $7,000, respectively.

Other income (expense), net, was $(10,618) in 2008 compared to $6,315 in 2007, a decrease of $16,933. This decrease principally reflects a $5,140 write-down to market value of an investment security and $9,332 relating to changes in the fair value of trading securities investments during 2008 used to hedge deferred compensation liabilities, both of which are discussed below.

As of December 31, 2008, the Company’s long term investments include $8,410 ($13,550 original cost) of Jefferson County Alabama Sewer Revenue Refunding Warrants originally purchased with an AAA rating. This is an auction rate security (ARS) that is classified as an available for sale security. Due to adverse events related to Jefferson County and its bond insurance carrier, Financial Guaranty Insurance Company (FGIC), as well as events in the credit markets, the auctions for this ARS failed throughout 2008. As such, the Company estimated the fair value of this ARS utilizing a valuation model with Level 3 inputs as of December 31, 2008 under SFAS 157 “Fair Value Measurements.” This valuation model considered, among other items, the credit risk of the collateral underlying the ARS, the credit risk of the bond insurer, interest rates, and the amount and timing of expected future cash flows including assumptions about the market expectation of the next successful auction.

During the fourth quarter 2008, the Company determined that the market decline in fair value of its Jefferson County ARS became other than temporary, as defined, and recorded an after-tax impairment charge of $3,328 ($5,140 pre-tax charge). Previous to fourth quarter 2008, the Company concluded that the decline in market value was temporary, as defined, and recorded declines in the market value to accumulated other comprehensive income. Notwithstanding, the Company continues to receive all contractual interest payments on its ARS on a timely basis, there has been no default, it is insured by FGIC, and the Company has the intent and ability to hold this ARS until recovery assuming that it occurs in a reasonable number of years.

The Company has classified this ARS as non-current and has included it in long-term Investments at December 31, 2008 because the Company believes that the current financial conditions of Jefferson County and FGIC, as well as the conditions in the auction rate securities market, may take more than twelve months to resolve. Future decreases in the fair value of this ARS could also be classified as other than temporary and result in additional charges to earnings.

Other income (expense), net includes the results of the company’s trading securities which hedge the company’s deferred compensation liabilities. The income (expense) on such trading securities was $(7,334) and $1,998 in 2008 and 2007, respectively; such income or (expense) was substantially offset by a like amount of (expense) or income in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years. The 2008 (expense) of $(7,334) principally reflects the market declines in the equity markets in 2008.

Other income (expense), net also includes the results of the Company’s 50% interest in a joint venture, accounted for under the equity method, which was a loss of $(477) in 2008 compared to income of $182 in 2007.

The consolidated effective tax rate was 30.6% and 33.1% in 2008 and 2007, respectively. The decrease in the effective tax rate principally reflects approximately $1,400 of reduction in tax positions resulting from the effective settlement of a state income tax audit, and approximately $700 relating to changes in foreign income tax expense due to the favorable effects of certain tax treaty provisions between the U.S. and Canada. In addition, the 2007 effective tax rate was adversely impacted by $1,040 relating to the adoption of FASB Interpretation No.48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48). During 2008 and 2007, the Company recorded $3,218 and $3,145 of valuation allowances, respectively, relating to foreign subsidiary tax loss carry-forwards to reduce the future income tax benefits to amounts expected to be realized.

Net earnings were $38,777 in 2008 compared to $51,625 in 2007, and earnings per share were $.70 and $.91 in 2008 and 2007, respectively, a decrease of $.21 or 23%. 2008 results were adversely affected by higher input costs, primarily relating to ingredients and freight and delivery, as well as the items discussed above in Other income (expense), net. Earnings per share did benefit from the reduction in average shares outstanding resulting from common stock purchases in the open market by the Company. Average shares outstanding decreased from 56,585 in 2007 to 55,157 in 2008.

The Company has taken actions and implemented programs, including selected price increases as well as cost reduction programs, with the objective of recovering some of these higher input costs. However, these actions have not allowed the Company to recover all of these increases in ingredient and other input costs in 2008.

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

Product cost of goods sold as a percentage of net sales increased from 62.8% in 2006 to 66.5% in 2007. This increase principally reflects significant cost increases in major ingredients, as well as increases in packaging materials, and labor and fringe benefits, including health insurance. In 2007, increases in ingredient and packaging costs approximated $10,500 and $1,500 respectively. The Company generally experienced significant cost increases in substantially all of its major ingredients. In addition, the adverse effects of foreign currency exchange on products manufactured in Canada are estimated to have been $1,800 in 2007.

Due to the seasonal nature of the Company’s business and corresponding variations in product mix, gross margins have historically been lower in the second half of the year, and second half of 2007 and 2006 were consistent with this trend.

Selling, marketing and administrative expenses were $97,821 in 2007 compared to $101,032 in 2006, a decrease of $3,211 or 3%. This decrease principally reflects the Company’s cost reduction efforts as well as lower expenses that directly relate to 1% sales decline. Prior year 2006 operating expenses also reflect approximately $1,500 of additional marketing expenses associated with the transition to new pack sizes and government mandated labeling changes. Additionally, higher freight, delivery and warehousing expenses, principally relating to higher energy and fuel costs, adversely impacted 2007 operating expenses compared to 2006.

Selling, marketing and administrative expenses as a percent of net product sales favorably decreased from 20.4% of net product sales in 2006 to 19.9% of net product sales in 2007. These expenses include $41,775 and $40,353 of freight, warehousing and distribution expenses in 2007 and 2006, respectively. Freight, warehousing and distribution expenses increased from 8.1% of net product sales in 2006 to 8.5% of net product sales in 2007, primarily reflecting higher energy input costs and increased warehousing expenses in 2007.

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

Net earnings were $51,625 in 2007 compared to $65,919 in 2006, and earnings per share were $.91 and $1.15 in 2007 and 2006, respectively, a decrease of $.24 or 21%. 2007 results were adversely affected by lower sales and higher input costs, primarily relating to ingredients, as discussed above. Earnings per share did benefit from the reduction in average shares outstanding resulting from common stock purchases in the open market by the Company. Average shares outstanding decreased from 57,405 in 2006 to 56,585 in 2007.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities were $57,042, $90,064 and $55,656 in 2008, 2007 and 2006, respectively. The $33,022 decrease in cash flows from operating activities from 2007 to 2008 principally reflects a decrease of $12,848 in net income in 2008 compared to 2007, and the Company’s investment in a voluntary employee association trust (VEBA) of $16,050 which is controlled solely by the Company as discussed herein. 2008 cash provided by operating activities principally benefited from an $8,642 increase in taxes payable and deferred and a $3,394 increase in postretirement health care and life insurance benefits. However, a $2,385 decrease in deferred compensation and other liabilities negatively impacted 2008 cash flows from operating activities.

During 2008, the Company contributed $16,050 to a VEBA trust to fund the estimated future costs of certain employee health, welfare and other benefits. The Company will use the funds, as well as future earnings, in this VEBA trust to pay for the actual cost of such benefits during 2009 through 2011.

Cash flows from investing activities reflect capital expenditures of $34,355, $14,767 and $39,207 in 2008, 2007 and 2006 respectively. 2008 capital expenditures reflect $12,400 relating to the purchase of real estate that the Company will utilize as a distribution center in 2009, and $4,755 relating to computer systems and related implementation. In addition, during 2008 the Company capitalized $918 of internal costs relating to the system implementation discussed above. In 2006, capital expenditures reflect $25,241 relating to investment of the proceeds of a sale of surplus real estate in like-kind real estate.

Cash flows from financing activities reflect the repayment of bank loans of $32,001 in 2006. The Company had no bank borrowing or repayments in 2007 or 2008, and had no outstanding bank borrowings as of December 31, 2007 or 2008.

Financing activities also include common stock repurchases and retirements of $21,109, $27,300, $30,694 in 2008, 2007 and 2006, respectively. Cash dividends of $17,557, $17,542, and $17,264 were paid in 2008, 2007 and 2006, respectively.

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

Revenue recognition

Revenue, net of applicable provisions for discounts, returns, allowances, and certain advertising and promotional costs, is recognized when products are delivered to customers based on a customer purchase order, and collectibility is reasonably assured. The accounting for such promotional costs is discussed under “Customer incentive programs, advertising and marketing” below.

Provisions for bad debts are recorded as selling, marketing and administrative expenses. Such provisions have generally not exceeded 0.2% of net sales for 2008, 2007 and 2006 and, accordingly, have not been significant to the Company’s financial position or results of operations.

Intangible assets

The Company’s intangible assets consist primarily of acquired trademarks and related goodwill. In accordance with SFAS No. 142, goodwill and other indefinite lived assets are not amortized, but are instead subjected to annual testing for impairment unless certain triggering events or circumstances are noted. The Company performs its annual impairment testing as of December 31.

This determination is made by comparing the carrying value of the asset with its estimated fair value, which is calculated using estimates including discounted projected future cash flows. These projected future cash flows are dependent on a number of factors including the execution of business plans, achievement of projected sales, including but not limited to future price increases, projected operating margins, and projected capital expenditures. Such operating results are also dependent upon future ingredient and packaging material costs, exchange rates for products manufactured or sold in foreign countries, operational efficiencies, cost savings initiatives, and competitive factors. Although the majority of the Company’s trademarks relate to well established brands with a long history of consumer acceptance, projected cash flows are inherently uncertain. A change in the assumptions underlying the impairment analysis, including but not limited to a reduction in projected cash flows, the use of a different discount rate to discount future cash flows or a different royalty rate applied to the Company’s trademarks, could cause impairment in the future.

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

Split dollar officer life insurance

The Company provides split dollar life insurance benefits to certain executive officers and records an asset equal to the cumulative premiums paid. The Company will fully recover these premiums in future years under the terms of the plan. The Company retains a collateral assignment of the cash surrender values and policy death benefits payable to insure recovery of these premiums.

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

Income taxes

Deferred income taxes are recognized for future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. The Company records valuation allowances in situations where the realization of deferred tax assets is not more likely than not. The Company, along with third-party tax advisors, periodically reviews assumptions and estimates of the Company’s probable tax obligations using informed judgment and historical experience.

Valuation of investments

Investments, primarily municipal bonds and mutual funds, are reviewed for impairment at each reporting period by comparing the carrying value to the fair market value. The Company recorded an other than temporary impairment related to its Jefferson County ARS during 2008 as described above and in Note 10. No such impairment was recorded in any of the other years presented.

Other matters

In the opinion of management, other than contracts for foreign currency forwards and raw materials, including currency and commodity hedges and outstanding purchase orders for packaging, ingredients, supplies, and operational services, all entered into in the ordinary course of business, the Company does not have any significant contractual obligations or future commitments. The Company’s outstanding contractual commitments as of December 31, 2008, all of which are generally normal and recurring in nature, are summarized in the chart on page 12.

RECENT ACCOUNTING PROCOUNCEMENTS

SFAS No. 157, “Fair Value Measurements” (SFAS 157)

In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Company has adopted the provisions of SFAS 157 as of January 1, 2008, for financial instruments. Although the adoption of SFAS 157 did not materially impact its financial condition, results of operations, or cash flow, the Company is now required to provide additional disclosures as part of its financial statements.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, inputs defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date; Level 2 inputs defined as inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

FASB Staff Position SFAS 157-2, “Effective Date of FASB Statement No. 157” (FSP FAS 157-2)

In February 2008, the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date for SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The non-financial assets and non-financial liabilities for which the Company has not applied the fair value provisions of SFAS 157 include long lived assets, goodwill and other intangible assets. The effective date for application of SFAS 157 to non-financial assets and non-financial liabilities will be fiscal and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of adopting SFAS 157 for non-financial assets and non-financial liabilities on its financial statements.

FASB Staff Position SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157-3)

In October 2008, the FASB issued FSP FAS 157-3 which clarifies the application of SFAS 157 in a market that is not active. The Company has considered this guidance when determining the fair value of its financial assets as of December 31, 2008.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment to FASB Statement No. 115,” (SFAS 159)

In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 became effective beginning with our first quarter of 2008. The Company has chosen not to apply the fair value option under SFAS 159 for any of its financial instruments.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS 161)

In March 2008, the FASB issued SFAS 161 which requires enhanced disclosures for derivative and hedging activities. SFAS 161 will become effective beginning with our first quarter of 2009. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

SFAS No. 141(R),” Business Combinations,” (SFAS 141(R)), and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160)

In December 2007, FASB issued SFAS 141(R) and SFAS 160. These statements aim to improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008. SFAS 141(R) will have a impact on the manner in which the Company accounts for future acquisitions beginning in the fiscal year 2009. Significant changes include the capitalization of in-process research and development (IPR&D), expensing of acquisition related restructuring actions and transaction related costs and the recognition of contingent purchase price consideration at fair value at the acquisition date. In addition, changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period will be recognized in earnings rather than as an adjustment to the cost of acquisition. This accounting treatment for taxes is applicable to acquisitions that occurred both prior and subsequent to the adoption of SFAS 141(R).

EITF Issue 08-07: “Accounting for Defensive Intangible Assets” (EITF 08-07)

EITF 08-07 applies to acquired intangible assets in situations in which an entity does not intend to actively use the asset, but intends to hold the asset to prevent others from obtaining access to the asset, except for intangible assets that are used in research and development activities. This issue is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements

MARKET RISKS

The Company is exposed to market risks related to commodity prices, interest rates, investments in marketable securities, equity price and foreign exchange.

The Company’s ability to forecast the direction and scope of changes to its major input costs is currently impacted by significant volatility in crude oil, corn, soybean, sugar and cocoa markets. The prices of these commodities are influenced by increasing global demand, changes in farm policy, including mandates for bio-fuels, and fluctuations in the U.S. dollar relative to dollar-denominated commodities in world markets. The Company believes that its competitors face the same or similar challenges.

In order to address the impact of rising input and other costs, the Company periodically reviews each item in its product portfolio to ascertain if price increases, weight declines (indirect price increases) or other actions may be taken. These reviews include an evaluation of the risk factors relating to market place acceptance of such changes and their potential effect on future sales volumes. In addition, the estimated cost of packaging modifications associated with weight changes is evaluated.

The Company also maintains ongoing cost reduction programs whereby cost savings initiatives are encouraged and progress monitored. The Company is not able to accurately predict the outcome of these cost savings initiatives and their effects on its future results.

Commodities

Commodity price risks relate to ingredients, primarily sugar, cocoa, chocolate, corn syrup, dextrose, vegetable oils, milk, whey and gum base ingredients. The Company believes its competitors face similar risks, and the industry has historically adjusted prices to compensate for adverse fluctuations in commodity costs. The Company, as well as competitors in the confectionery industry, have taken actions, including price increases and selective product weight declines (indirect price increases) to mitigate rising input costs for ingredients, energy, freight and delivery. Although management seeks to substantially recover cost increases over the long term, there is risk that price increases and weight declines cannot be fully passed on to customers and, to the extent they are passed on, they could adversely affect customer and consumer acceptance and resulting sales volume.

The Company utilizes commodity futures contracts as well as annual supply agreements to hedge anticipated purchases of certain ingredients, including sugar, in order to mitigate commodity cost fluctuation. The Company also purchases forward foreign exchange contracts to hedge its costs of manufacturing certain products in Canada for sale and distribution in the United States, and periodically purchase equipment or raw materials from foreign suppliers. Such commodity future and currency forward contracts are cash flow hedges and are effective as hedges as defined by Statement of Financial Accounting Standards (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities.” The unrealized gains and losses on such contracts are deferred as a component of accumulated other comprehensive earnings (loss) and are recognized as a component of product cost of goods sold when the related inventory is sold.

The potential change in fair value of commodity and foreign currency derivative instruments held by the Company at December 31, 2008, assuming a 10% change in the underlying contract price, was $1,850. This analysis only includes commodity and foreign currency derivative instruments and, therefore, does not consider the offsetting effect of changes in the price of the underlying commodity or foreign currency. This amount is not significant compared with the net earnings and shareholders’ equity of the Company.

Interest rates

Interest rate risks primarily relate to the Company’s investments in tax exempt marketable securities, including auction rate securities (ARS), with maturities or auction dates of generally up to three years.

The majority of the Company’s investments have historically been held to maturity or to auction date, which limits the Company’s exposure to interest rate fluctuations. The accompanying chart summarizes the maturities of the Company’s investments in debt securities at December 31, 2008.

Less than 1 year	$17,955
1 - 2 years	8,405
2 - 3 years	6,943
Over 3 years	8,410

Total	$41,713

The Company had no outstanding debt at December 31, 2008 or 2007 other than $7,500 in an industrial revenue bond in which interest rates reset each week based on the current market rate. Therefore, the Company does not believe that it has significant interest rate risk with respect to its interest bearing debt.

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

However, given recent events in the municipal bond and ARS markets, including failed auctions, the Company continues to monitor these investments and markets, as well as its investment policies. Nonetheless, the financial markets seem to be experiencing unprecedented events, and future outcomes are less predictable than in the past.

Equity price

Equity price risk relates to the Company’s investments in mutual funds which are principally used to fund and hedge the Company’s deferred compensation liabilities. At December 31, 2008, the Company has investments in mutual funds, classified as trading securities, of $26,001. Any change in the fair value of these trading securities would be completely offset by a corresponding change in the respective hedged deferred compensation liability.

Foreign currency exchange

Foreign currency exchange risk principally relates to the Company’s foreign operations in Canada and Mexico, as well as periodic purchase commitments of machinery and equipment from foreign sources.

Certain of the Company’s Canadian manufacturing costs, including local payroll and a portion of its packaging, ingredients and supplies are sourced in Canadian dollars. The Company purchases Canadian forward contracts to receive Canadian dollars at a specified date in the future and uses its Canadian dollar collections on Canadian sales as a partial hedge of its overall Canadian manufacturing obligations sourced in Canadian dollars. The Company also periodically purchases and holds Canadian dollars to facilitate the risk management of these currency changes.

From time to time the Company may use forward foreign exchange contracts and derivative instruments to mitigate its exposure to foreign exchange risks, as well as those related to firm commitments to purchase equipment from foreign vendors. As of December 31, 2008 the Company held foreign exchange forward contracts with a fair value of $309.

RISK FACTORS

The Company’s operations and financial results are subject to a number of risks and uncertainties that could adversely affect the Company’s operating results and financial condition. Significant risk factors, without limitation, that could impact the Company are the following: (i) significant competitive activity, including advertising, promotional and price competition, and changes in consumer demand for the Company’s products; (ii) fluctuations in the cost and availability of various ingredients and packaging materials; (iii) inherent risks in the marketplace, including uncertainties about trade and consumer acceptance and seasonal events such as Halloween; (iv) the effect of acquisitions on the Company’s results of operations and financial condition (v) the effect of changes in foreign currencies on the Company’s foreign subsidiaries operating results, and the effect of the Canadian dollar on products manufactured in Canada and marketed and sold in the United States in U.S. dollars; (vi) the Company’s reliance on third-party

Open Contractual Commitments as of December 31, 2008

Payable in	Total	Less than 1 year	1 to 3 Years	3 to 5 Years	More than 5 Years
Commodity hedges	$556	$556	$—	$—	$—
Foreign currency hedges	17,940	14,417	3,523	—	—
Purchase obligations	28,430	28,430	—	—	—
Interest bearing debt	7,500	—	—	—	7,500
Operating leases	4,479	1,215	1,741	801	722
Total	$58,905	$44,618	$5,264	$801	$8,222

Note: the above amounts exclude deferred income tax liabilities of $43,977, liabilities for uncertain tax positions of $19,412, postretirement health care and life insurance benefits of $15,468 and deferred compensation and other liabilities of $32,344 because the timing of payments relating to these items cannot be reasonably determined.

vendors for various goods and services (vii) the Company’s ability to successfully implement new production processes and lines; (viii) the effect of changes in assumptions, including discount rates, sales growth and profit margins and the capability to pass along higher ingredient and other input costs through price increases, relating to the Company’s impairment testing and analysis of its goodwill and trademarks; (ix) changes in the confectionery marketplace including actions taken by major retailers and customers; (x) customer, consumer and competitor response to marketing programs and price and product weight adjustments, and new products; (xi) dependence on significant customers, including the volume and timing of their purchases, and availability of shelf space; (xii) increases in energy costs, including freight and delivery, that cannot be passed along to customers through increased prices due to competitive reasons; (xiii) any significant labor stoppages, strikes or production interruptions; (xiv) changes in governmental laws and regulations including taxes and tariffs, (xv) the risk that the market value of Company’s investments could decline including being classified as “other than temporary” as defined, and (xvi) the potential effects of the current and future recessionary economic conditions.

The Company’s results may be affected by general factors, such as overall economic conditions, financial and securities’ market factors, political developments, currency exchange rates, interest and inflation rates, accounting standards, taxes, and laws and regulations affecting the Company in markets where it competes, and those factors described in Part 1, Item 1A “Risk Factors” and elsewhere in the Company’s Annual Report on Form 10-K and in other Company filings, including quarterly reports on Form 10-Q, with the Securities and Exchange Commission.

Forward-looking statements

This discussion and certain other sections contain forward-looking statements that are based largely on the Company’s current expectations and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of the words such as “anticipated,” “believe,” “expect,” “intend,” “estimate,” “project,” and other words of similar meaning in connection with a discussion of future operating or financial performance and are subject to certain factors, risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. Such factors, risks, trends and uncertainties which in some instances are beyond the Company’s control, including the overall competitive environment in the Company’s industry, changes in assumptions and judgments discussed above under the heading “Significant Accounting Policies and Estimates”, and factors identified and referred to above under the heading “Risk Factors.”

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

Management’s Report on Internal Control Over Financial Reporting

The management of Tootsie Roll Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 (SEC) Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 as required by SEC Rule 13a-15(c). In making this assessment, we used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 26.

Tootsie Roll Industries, Inc.

Chicago, Illinois
February 27, 2009

Required Certifications

In 2008, the Company’s Chief Executive Officer submitted to the New York Stock Exchange the required Annual CEO Certification certifying that he was not aware of any violation by the Company of the exchange’s corporate governance listing standards.

The Company filed with the Securities and Exchange Commission the certifications required of the Company’s Chief Executive Officer and Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to the Form 10-K for the year ended December 31, 2008.

CONSOLIDATED STATEMENTS OF
Financial Position
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES (in thousands)

	December 31,
	2008	2007
Assets
CURRENT ASSETS:
Cash and cash equivalents	$68,908	$57,606
Investments	17,963	41,307
Accounts receivable trade, less allowances of $1,923 and $2,287	31,213	32,371
Other receivables	2,983	2,913
Inventories:
Finished goods and work-in-process	34,862	37,031
Raw materials and supplies	20,722	20,371
Prepaid expenses	11,328	6,551
Deferred income taxes	—	1,576
Total current assets	187,979	199,726
PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	19,307	19,398
Buildings	89,077	88,225
Machinery and equipment	279,100	265,359
Construction in progress	20,701	4,711
	408,185	377,693
Less—Accumulated depreciation	190,557	176,292
Net property, plant and equipment	217,628	201,401
OTHER ASSETS:
Goodwill	73,237	73,237
Trademarks	189,024	189,024
Investments	49,809	65,993
Split dollar officer life insurance	74,808	74,944
Prepaid expenses	10,333	—
Investment in joint venture	9,274	8,400
Total other assets	406,485	411,598
Total assets	$812,092	$812,725

(The accompanying notes are an integral part of these statements.)

	December 31,
(in thousands except per share data)	2008	2007
Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	$13,885	$11,572
Dividends payable	4,401	4,344
Accrued liabilities	40,335	42,056
Deferred income taxes	631	—
Total current liabilities	59,252	57,972
NONCURRENT LIABILITIES:
Deferred income taxes	43,346	35,940
Postretirement health care and life insurance benefits	15,468	13,214
Industrial development bonds	7,500	7,500
Liability for uncertain tax positions	19,412	20,056
Deferred compensation and other liabilities	32,344	39,813
Total noncurrent liabilities	118,070	116,523
SHAREHOLDERS’ EQUITY:
Common stock, $.69-4/9 par value—120,000 shares authorized—35,658 and 35,404, respectively, issued	24,762	24,586
Class B common stock, $.69-4/9 par value—40,000 shares authorized—19,357 and 18,892, respectively, issued	13,442	13,120
Capital in excess of par value	470,927	457,491
Retained earnings, per accompanying statement	142,872	156,752
Accumulated other comprehensive loss	(15,241)	(11,727)
Treasury stock (at cost)—65 shares and 63 shares, respectively	(1,992)	(1,992)
Total shareholders’ equity	634,770	638,230
Total liabilities and shareholders’ equity	$812,092	$812,725

CONSOLIDATED STATEMENTS OF
Earnings, Comprehensive Earnings and Retained Earnings
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES (in thousands except per share data)

	For the year ended December 31,
	2008	2007	2006
Net product sales	$492,051	$492,742	$495,990
Rental and royalty revenue	3,965	4,975	5,150
Total revenue	496,016	497,717	501,140
Product cost of goods sold	333,314	327,695	311,267
Rental and royalty cost	921	1,349	1,312
Total costs	334,235	329,044	312,579
Product gross margin	158,737	165,047	184,723
Rental and royalty gross margin	3,044	3,626	3,838
Total gross margin	161,781	168,673	188,561
Selling, marketing and administrative expenses	95,254	97,821	101,032
Earnings from operations	66,527	70,852	87,529
Other income (expense), net	(10,618)	6,315	7,186
Earnings before income taxes	55,909	77,167	94,715
Provision for income taxes	17,132	25,542	28,796
Net earnings	$38,777	$51,625	$65,919

Net earnings	$38,777	$51,625	$65,919
Other comprehensive earnings (loss)	(3,514)	810	(3,697)
Comprehensive earnings	$35,263	$52,435	$62,222

Retained earnings at beginning of year	$156,752	$169,233	$164,236
Net earnings	38,777	51,625	65,919
Cash dividends ($.32, $.32 and $.32 per share, respectively)	(17,492)	(17,421)	(17,170)
Stock dividends	(35,165)	(46,685)	(43,694)
Cumulative effect of SAB 108	—	—	(58)
Retained earnings at end of year	$142,872	$156,752	$169,233
Earnings per share	$0.70	$0.91	$1.15
Average common and class B common shares outstanding	55,157	56,585	57,405

(The accompanying notes are an integral part of these statements.)

CONSOLIDATED STATEMENTS OF
Cash Flows
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES (in thousands)

	For the year ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$38,777	$51,625	$65,919
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	17,036	15,859	15,816
Excess of (earnings) loss from joint venture over dividends received	477	—	(921)
Return on investment in joint venture	—	1,419	—
Other than temporary impairment of investment	5,140	—	—
Amortization of marketable securities	396	521	909
Purchase of trading securities	(491)	(84)	(749)
Changes in operating assets and liabilities:
Accounts receivable	(261)	2,591	(4,368)
Other receivables	(33)	7	(4,125)
Inventories	1,352	6,506	(8,451)
Prepaid expenses and other assets	(15,139)	283	(1,912)
Accounts payable and accrued liabilities	967	(3,234)	(3,688)
Income taxes payable and deferred	8,642	13,481	(3,984)
Postretirement health care and life insurance benefits	3,394	1,272	971
Deferred compensation and other liabilities	(2,385)	(12)	382
Other	(830)	(170)	(143)
Net cash provided by operating activities	57,042	90,064	55,656
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of real estate and other assets	—	434	1,343
Decrease in restricted cash	—	—	22,330
Return of investment in joint venture	—	1,206	—
Capital expenditures	(34,355)	(14,767)	(39,207)
Purchase of available for sale securities	(33,977)	(59,132)	(35,663)
Sale and maturity of available for sale securities	61,258	28,914	62,223
Net cash provided by (used in) investing activities	(7,074)	(43,345)	11,026
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of bank loan	—	—	(32,001)
Shares repurchased and retired	(21,109)	(27,300)	(30,694)
Dividends paid in cash	(17,557)	(17,542)	(17,264)
Net cash used in financing activities	(38,666)	(44,842)	(79,959)
Increase (decrease) in cash and cash equivalents	11,302	1,877	(13,277)
Cash and cash equivalents at beginning of year	57,606	55,729	69,006
Cash and cash equivalents at end of year	$68,908	$57,606	$55,729
Supplemental cash flow information:
Income taxes paid	$12,728	$11,343	$29,780
Interest paid	$252	$537	$733
Stock dividend issued	$35,042	$46,520	$43,563

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

Revenue recognition:

Products are sold to customers based on accepted purchase orders which include quantity, sales price and other relevant terms of sale. Revenue, net of applicable provisions for discounts, returns, allowances, and certain advertising and promotional costs, is recognized when products are delivered to customers and collectibility is reasonably assured. Shipping and handling costs of $45,570, $41,775 and $40,353 in 2008, 2007 and 2006, respectively, are included in selling, marketing and administrative expenses. Accounts receivable are unsecured. Revenues from a major customer aggregated approximately 23.5%, 22.4% and 23.7% of net product sales during the years ended December 31, 2008, 2007 and 2006, respectively.

Cash and cash equivalents:

The Company considers cash investments with an original maturity of three months or less to be cash equivalents.

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

The Company regularly reviews its investments to determine whether a decline in fair value below the cost basis is other than temporary. If the decline in fair value is judged to be other than temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in other income (expense).

Hedging activities:

From time to time, the Company enters into futures contracts. Commodity futures are intended and effective as hedges of market price risks associated with the anticipated purchase of certain raw materials (primarily sugar). Foreign currency contracts are intended and effective as hedges of the Company’s exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third-party purchases of raw materials denominated in foreign currency. To qualify as a hedge, the Company evaluates a variety of characteristics of these transactions, including the probability that the anticipated transaction will occur. If the anticipated transaction were not to occur, the gain or loss would then be recognized in current earnings. The Company does not engage in trading or other speculative use of derivative instruments. The Company does assume the risk that counter parties may not be able to meet the terms of their contracts. The Company does not expect any losses as a result of counter party defaults.

The Company’s futures contracts are being accounted for as cash flow hedges and are recorded on the balance sheet at fair value. Changes therein are recorded in other comprehensive earnings and are reclassified to earnings in the periods in which earnings are affected by the hedged item. Substantially all amounts reported in accumulated other comprehensive earnings (loss) are expected to be reclassified to cost of goods sold.

Inventories:

Inventories are stated at cost, not to exceed market. The cost of substantially all of the Company’s inventories ($53,557 and $54,367 at December 31, 2008 and 2007, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $12,432 and $11,284 at December 31, 2008 and 2007, respectively. The cost of certain foreign inventories ($2,027 and $3,036 at December 31, 2008 and 2007, respectively) has been determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from a vendor related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Property, plant and equipment:

Depreciation is computed for financial reporting purposes by use of the straight-line method based on useful lives of 20 to 35 years for buildings and 5 to 20 years for machinery and equipment. Depreciation expense was $17,036, $15,859, and $15,816 in 2008, 2007 and 2006, respectively.

Carrying value of long-lived assets:

The Company reviews long-lived assets to determine if there are events or circumstances indicating that the amount of the asset reflected in the Company’s balance sheet may not be recoverable. When such indicators are present, the Company compares the carrying value of the long-lived asset, or asset group, to the future undiscounted cash flows of the underlying assets to determine if an impairment exists. If applicable, an impairment charge would be recorded to write down the carrying value to its fair value. The determination of fair value involves the use of estimates of future cash flows that involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance, and economic conditions. No impairment charges were recorded by the Company during 2008, 2007 or 2006.

Postretirement health care and life insurance benefits:

The Company provides certain postretirement health care and life insurance benefits. The cost of these postretirement benefits is accrued during employees’ working careers. The Company also provides split dollar life insurance benefits to certain executive officers. The Company records an asset equal to the cumulative insurance premiums that will be recovered upon the death of a covered employee(s) or earlier under the terms of the plan. Split dollar premiums paid were $1,586, and $3,002, in 2007 and 2006, respectively. No premiums were paid in 2008.

Goodwill and intangible assets:

The Company accounts for goodwill and intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” In accordance with this statement, goodwill and intangible assets with indefinite lives are not amortized, but rather tested for impairment at least annually. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. The Company has completed its annual impairment testing of its goodwill and trademarks at December 31 of each of the years presented, and no impairments were recorded.

This determination is made by comparing the carrying value of the asset with its estimated fair value, which is calculated using estimates including discounted projected future cash flows. Goodwill and indefinite-lived intangible assets are subjected to annual testing for impairment unless certain triggering events or circumstances are noted.

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

Joint venture:

The Company’s 50% interest in two companies is accounted for using the equity method. The Company records an increase in its investment in the joint venture to the extent of its share of the joint venture’s earnings, and reduces its investment to the extent of losses and dividends received. Dividends of $861, and $1,946 were paid in 2007, and 2006, respectively, by the joint venture. No dividend was paid in 2008. The $1,946 dividend declared in 2006 was not received by the Company until after December 31, 2006; this amount was included in other receivables at December 31, 2006.

Comprehensive earnings:

Comprehensive earnings includes net earnings, foreign currency translation adjustments and unrealized gains/losses on commodity and foreign currency hedging contracts, available for sale securities and certain postretirement benefit obligations.

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

Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, allowances and incentives, product liabilities, income taxes, depreciation, amortization, employee benefits, contingencies and intangible asset and liability valuations. For instance, in determining annual pension and post-employment benefit costs, the Company estimates the rate of return on plan assets, and the cost of future health care benefits. Actual results may or may not differ from those estimates.

Recent accounting pronouncements:

SFAS No. 157, “Fair Value Measurements” (SFAS 157)

In September 2006, the FASB issued SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. The Company has adopted the provisions of SFAS 157 as of January 1, 2008, for financial instruments. Although the adoption of SFAS 157 did not materially impact its financial condition, results of operations, or cash flow, the Company is now required to provide additional disclosures as part of its financial statements.

SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, inputs defined as quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date; Level 2 inputs defined as inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

FASB Staff Position SFAS 157-2, “Effective Date of FASB Statement No. 157” (FSP FAS 157-2)

                In February 2008, the FASB issued FSP FAS 157-2. FSP FAS 157-2 delays the effective date for SFAS 157 for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. The non-financial assets and non-financial liabilities for which the Company has not applied the fair value provisions of SFAS 157 include long lived assets, goodwill and other intangible assets. The effective date for application of SFAS 157 to non-financial assets and non-financial liabilities will be fiscal and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of adopting SFAS 157 for non-financial assets and non-financial liabilities on its financial statements.

FASB Staff Position SFAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP FAS 157-3)

In October 2008, the FASB issued FSP FAS 157-3 which clarifies the application of SFAS 157 in a market that is not active. The Company has considered this guidance when determining the fair value of its financial assets as of December 31, 2008.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities- including an amendment to FASB Statement No. 115,” (SFAS 159)

In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 became effective beginning with our first quarter of 2008. The Company has chosen not to apply the fair value option under SFAS 159 for any of its financial instruments.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (SFAS 161)

In March 2008, the FASB issued SFAS 161 which requires enhanced disclosures for derivative and hedging activities. SFAS 161 will become effective beginning with our first quarter of 2009. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

SFAS No. 141(R), “Business Combinations,” (SFAS 141(R)) and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (SFAS 160)

In December 2007, FASB issued SFAS 141(R) and SFAS 160. These statements aim to improve, simplify and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008. SFAS 141(R) will have a impact on the manner in which the Company accounts for future acquisitions beginning in the fiscal year 2009. Significant changes include the capitalization of in-process research and development (IPR&D), expensing of acquisition related restructuring actions and transaction related costs and the recognition of contingent purchase price consideration at fair value at the acquisition date. In addition, changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period will be recognized in earnings rather than as an adjustment to the cost of acquisition. This accounting treatment for taxes is applicable to acquisitions that occurred both prior and subsequent to the adoption of SFAS 141(R).

EITF Issue 08-07: “Accounting for Defensive Intangible Assets” (EITF 08-07).

EITF 08-07 applies to acquired intangible assets in situations in which an entity does not intend to actively use the asset, but intends to hold the asset to prevent others from obtaining access to the asset, except for intangible assets that are used in research and development activities. This issue is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

NOTE 2—ACCRUED LIABILITIES:

Accrued liabilities are comprised of the following:

	December 31,
	2008	2007
Compensation	$11,028	$12,072
Other employee benefits	2,552	2,843
Taxes, other than income	1,755	1,802
Advertising and promotions	17,345	17,808
Other	7,655	7,531
	$40,335	$42,056

NOTE 3—INDUSTRIAL DEVELOPMENT BONDS:

Industrial development bonds are due in 2027. The average floating interest rate was 2.6% and 3.8% in 2008 and 2007, respectively.

NOTE 4—INCOME TAXES:

The domestic and foreign components of pretax income are as follows:

	2008	2007	2006
Domestic	$50,313	$69,250	$81,514
Foreign	5,596	7,917	13,201
	$55,909	$77,167	$94,715

The provision for income taxes is comprised of the following:

	2008	2007	2006
Current:
Federal	$6,856	$21,785	$14,358
Foreign	502	(702)	944
State	355	737	1,050
	7,713	21,820	16,352
Deferred:
Federal	8,733	2,671	10,962
Foreign	264	918	1,196
State	422	133	286
	9,419	3,722	12,444
	$17,132	$25,542	$28,796

Significant components of the Company’s net deferred tax liability at year end were as follows:

	December 31,
	2008	2007
Deferred tax assets:
Accrued customer promotions	$4,299	$4,765
Deferred compensation	9,788	9,993
Post retirement benefits	5,447	4,658
Reserve for uncollectible accounts	459	560
Other accrued expenses	6,608	7,275
Foreign subsidiary tax loss carry forward	6,068	5,922
Tax credit carry forward	2,540	3,651
Unrealized capital loss	1,799	—
Inventory reserves	1,918	2,154
Other	1,622	1,485
	40,548	40,463
Valuation reserve	(8,506)	(7,556)
Total deferred tax assets	$32,042	$32,907
Deferred tax liabilities:
Depreciation	$23,696	$23,143
Deductible goodwill and trademarks	25,292	25,050
Accrued export company commissions	4,313	4,100
Employee benefit plans	5,614	777
Inventory reserves	4,381	4,262
Prepaid insurance	392	430
Accounts receivable	914	914
Deferred gain on sale of real estate	7,972	7,972
Other	3,445	623
Total deferred tax liabilities	$76,019	$67,271
Net deferred tax liability	$43,977	$34,364

At December 31, 2008, the tax benefits of foreign subsidiary tax loss carry forwards expiring by year are as follows: $1,175 in 2011, $528 in 2015, $559 in 2026 and $3,806 in 2027. A valuation allowance has been established for these tax loss carry forwards to reduce the future income tax benefits to amounts expected to be realized.

Also at December 31, 2008, the amounts of the income tax credit carry forwards expiring by year are as follows: $145 in 2009, $288 in 2010, $332 in 2011, $319 in 2012, $271 in 2013, $48 in 2014, $724 in 2015 and $413 in 2016. A valuation allowance has been established for these carry forward credits to reduce the future income tax benefits to amounts expected to be realized.

The effective income tax rate differs from the statutory rate as follows:

	2008	2007	2006
U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net	1.0	0.9	0.9
Exempt municipal bond interest	(1.9)	(1.4)	(0.8)
Foreign tax rates	(0.7)	(1.6)	(2.8)
Qualified domestic production activities deduction	(1.4)	(1.9)	(0.8)
Tax credits receivable	(1.3)	—	—
Reserve for uncertain tax benefits	0.6	1.3	—
Other, net	(0.7)	0.8	(0.8)
Effective income tax rate	30.6%	33.1%	30.7%

The Company has not provided for U.S. federal or foreign withholding taxes on $3,445 and $4,743 of foreign subsidiaries’ undistributed earnings as of December 31, 2008 and December 31, 2007, respectively, because such earnings are considered to be permanently reinvested. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48) effective January 1, 2007. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes on the Consolidated Statement of Earnings.

At December 31, 2008 and 2007, the Company had unrecognized tax benefits of $15,138 and $15,867, respectively. Included in this balance is $7,727 and $7,622, respectively, of unrecognized tax benefits that, if recognized, would favorably affect the annual effective income tax rate. As of December 31, 2008 and 2007, $4,274 and $4,189, respectively, of interest and penalties were included in the Liability for Uncertain Tax Positions.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	2008	2007
Unrecognized tax benefits at January 1,	$15,867	$14,987
Increases in tax positions for the current year	1,404	1,895
Reductions in tax positions for lapse of statute of limitations	(1,225)	(1,015)
Reductions in tax positions for effective settlements	(908)	—
Unrecognized tax benefits at December 31,	$15,138	$15,867

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The Company remains subject to examination by U.S. federal and state and foreign tax authorities for the years 2005 through 2007. With few exceptions, the Company is no longer subject to examinations by tax authorities for the year 2004 and prior.

The Company is not currently subject to a U.S. federal income tax examination. The Company’s Canadian subsidiary is currently subject to examination by the Canada Revenue Agency for tax years 2005 and 2006. The Company is unable to determine the outcome of the examination at this time. In addition, the Company is currently subject to various state tax examinations. One of those state examinations has been effectively settled and the corresponding liability for unrecognized tax benefits has been reduced. Although the Company is unable to determine the ultimate outcome of the ongoing examinations, the Company believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

Beginning in 2008, statutory income tax rates in Canada will be reduced five percentage points with the final rate adjustment coming in 2012. Accordingly, the Company’s Canadian subsidiary has revalued its deferred tax assets and liabilities based on the rate in effect for the year the differences are expected to reverse.

NOTE 5—SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

	Common Stock		Class B Common Stock		Treasury Stock		Capital in excess of par
	Shares	Amount	Shares	Amount	Shares	Amount	value
	(000’s)		(000’s)		(000’s)
Balance at January 1, 2006	35,255	$24,483	18,000	$12,500	(60)	$(1,992)	$426,125
Issuance of 3% stock dividend	1,048	727	539	375	(2)	—	42,461
Conversion of Class B common shares to common shares	149	104	(149)	(104)	—	—	—
Purchase and retirement of common shares	(1,088)	(756)	—	—	—	—	(29,938)
Balance at December 31, 2006	35,364	24,558	18,390	12,771	(62)	(1,992)	438,648
Issuance of 3% stock dividend	1,056	733	550	383	(1)	—	45,404
Conversion of Class B common shares to common shares	48	34	(48)	(34)	—	—	—
Purchase and retirement of common shares	(1,064)	(739)	—	—	—	—	(26,561)
Balance at December 31, 2007	35,404	24,586	18,892	13,120	(63)	(1,992)	457,491
Issuance of 3% stock dividend	1,043	724	565	391	(2)	—	33,927
Conversion of Class B common shares to common shares	100	69	(100)	(69)	—	—	—
Purchase and retirement of common shares	(889)	(617)	—	—	—	—	(20,491)
Balance at December 31, 2008	35,658	$24,762	19,357	$13,442	(65)	$(1,992)	$470,927

Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends.

While the Company does not have a formal or publicly announced stock repurchase program, the Company’s board of directors periodically authorizes a dollar amount for share repurchases.

Based upon this policy, shares were purchased and retired as follows:

Year	Total Number Of Shares Purchased (000’s)	Average Price Paid Per Share
2008	889	$23.71
2007	1,064	$25.61
2006	1,088	$28.17

NOTE 6—OTHER INCOME (EXPENSE), NET:

Other income (expense), net is comprised of the following:

	2008	2007	2006
Interest and dividend income	$3,451	$3,497	$2,615
Gains (losses) on trading securities relating to deferred compensation plans	(7,334)	1,998	2,540
Interest expense	(378)	(535)	(726)
Joint venture income (loss)	(477)	182	921
Foreign exchange gains (losses)	(963)	656	453
Other than temporary impairment of ARS (see Note 10)	(5,140)	—	—
Capital gains	88	228	678
Insurance recovery	—	128	300
Miscellaneous, net	135	161	405
	$(10,618)	$6,315	$7,186

NOTE 7—EMPLOYEE BENEFIT PLANS:

Pension plans:

The Company sponsors defined contribution pension plans covering certain nonunion employees with over one year of credited service. The Company’s policy is to fund pension costs accrued. Total pension expense for 2008, 2007 and 2006 was $3,944, $3,589 and $3,364, respectively. The Company also maintains certain profit sharing and retirement savings-investment plans. Company contributions in 2008, 2007 and 2006 to these plans were $1,003, $873 and $916, respectively.

The Company also contributes to a multi-employer defined benefit pension plan for its union employees in the U.S. Such contributions aggregated $1,392, $1,257 and $1,084 in 2008, 2007 and 2006, respectively. Although the Company has been advised that the plan is currently in an underfunded status, the relative position of each employer associated with the multi-employer plan with respect to the actuarial present value of benefits and net plan assets is not determinable by the Company.

Deferred compensation:

The Company sponsors three deferred compensation plans for selected executives and other employees: (i) the Excess Benefit Plan, which restores retirement benefits lost due to IRS limitations on contributions to tax-qualified plans, (ii) the Supplemental Savings Plan, which allows eligible employees to defer the receipt of eligible compensation until designated future dates and (iii) the Career Achievement Plan, which provides a deferred annual incentive award to selected executives. Participants in these plans earn a return on amounts due them based on several investment options, which mirror returns on underlying investments (primarily mutual funds). The Company hedges its obligations under the plans by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2008 and 2007, these investments totaled $26,001 and $32,843, respectively. All gains and losses in these investments are equally offset by corresponding gains and losses in the Company’s deferred compensation liabilities.

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

The Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (SFAS 158) as of December 31, 2006. SFAS 158 requires that employers recognize on a prospective basis the funded status of their defined benefit pension and other postretirement plans on their consolidated balance sheet and recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost. The effect of the adoption of SFAS 158 on the Company’s consolidated statement of financial position at December 31, 2006 was an increase of $1,325 in the non-current liability for postretirement health care and life insurance benefits and an $893 increase in accumulated other comprehensive loss (net of tax effect of $432).

Amounts recognized in accumulated other comprehensive loss (pre-tax) at December 31, 2008 are as follows:

Prior service credit	$(1,002)
Net actuarial loss	2,826
Net amount recognized in accumulated other comprehensive loss	$1,824

The estimated actuarial loss and prior service credit to be amortized from accumulated other comprehensive income into net periodic benefit cost during 2009 are $265 and $(125), respectively.

The changes in the accumulated postretirement benefit obligation at December 31, 2008 and 2007 consist of the following:

	December 31,
	2008	2007
Benefit obligation, beginning of year	$13,214	$12,582
Service cost	646	667
Interest cost	740	694
Actuarial (gain)/loss	1,172	(550)
Benefits paid	(304)	(179)
Benefit obligation, end of year	$15,468	$13,214

Net periodic postretirement benefit cost included the following components:

	2008	2007	2006
Service cost—benefits attributed to service during the period	$646	$667	$524
Interest cost on the accumulated postretirement benefit obligation	740	694	539
Net amortization	33	90	(84)
Net periodic postretirement benefit cost	$1,419	$1,451	$979

For measurement purposes, the 2009 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 7.0% for pre-age 65 retirees, 8.5% for post-age 65 retirees and 10.0% for prescription drugs; these rates were assumed to decrease gradually to 5.0% for 2014 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The discount rate used in determining the accumulated postretirement benefit obligation was 5.6%, 5.7% and 5.6% at December 31, 2008, 2007 and 2006, respectively.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect on:

	1% Increase	1% Decrease
Postretirement benefit obligation	$2,158	$(1,780)
Total of service and interest cost components	$228	$(185)

The Company estimates future benefit payments will be $486, $582, $623, $710 and $801 in 2009 through 2013, respectively, and a total of $5,487 in 2014 through 2018. The future benefit payments are net of the annual Medicare Part D subsidy of approximately $1,203 beginning in 2009.

NOTE 8—COMMITMENTS:

Rental expense aggregated $1,133, $1,090 and $1,132 in 2008, 2007 and 2006, respectively.

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

The following geographic data include net product sales summarized on the basis of the customer location and long-lived assets based on their physical location.

	2008	2007	2006
Net Product Sales:
United States	$448,268	$445,820	$450,591
Foreign	43,783	46,922	45,399
	$492,051	$492,742	$495,990
Long-lived assets:
United States	$307,249	$296,277	$282,490
Foreign	54,603	54,461	55,014
	$361,852	$350,738	$337,504

NOTE 10—DISCLOSURES ABOUT THE FAIR VALUE AND CARRYING AMOUNT OF FINANCIAL INSTRUMENTS:

The Company’s financial assets are carried at fair value which is measured on a recurring basis and adjusted each time a financial statement is prepared. In determining fair value of financial assets, the Company uses various prescribed techniques. The availability of inputs observable in the market varies from instrument to instrument and depends on a variety of factors including the type of instrument, whether the instrument is actively traded and other characteristics particular to the instrument. For many financial instruments, pricing inputs are readily observable in the market, the valuation methodology used is widely accepted by market participants and the valuation does not require significant management discretion. For other financial instruments, pricing inputs are less observable in the market and may require management judgment.

The Company assesses the inputs used to measure fair value using a three-tier hierarchy, as prescribed under SFAS 157. The hierarchy indicates the extent to which inputs used in measuring fair value are observable in the market. Level 1 inputs include quoted prices for identical instruments and are the most observable. Level 2 inputs include quoted prices for similar assets and observable inputs such as interest rates, foreign currency exchange rates, commodity rates and yield curves. Level 3 inputs are not observable in the market and include management’s own judgments about the assumptions market participants would use in pricing the asset or liability. The use of observable and unobservable inputs is reflected in the hierarchy assessment disclosed in the table below.

As of December 31, 2008, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. These included derivative hedging instruments related to the purchase of certain raw materials, investments in trading securities and available for sale securities, including auction rate securities (ARS), and investments associated with a foreign benefit plan, which were deemed immaterial for further discussion. The Company’s available for sale and trading securities principally consist of municipal bonds and mutual funds that are publicly traded.

The following table presents information about the Company’s financial assets measured at fair value as of December 31, 2008, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value:

	Estimated Fair Value December 31, 2008 and Input Levels Used
	Total Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	$68,908	$68,908	$—	$—
Auction rate security (ARS)	8,410	—	—	8,410
Available for sale securities excluding ARS	33,361	—	33,361	—
Commodity derivatives	349	349	—	—
Trading securities	26,001	26,001	—	—
Total assets measured at fair value	$137,029	$95,258	$33,361	$8,410

As of December 31, 2008, the Company had investments in auction rate securities (ARS) reported at a fair value of $8,410 after recording a $5,140 other than temporary impairment against $13,550 par value. The other than temporary impairment has been recorded in other income (expense), net in fiscal 2008. As of December 31, 2008, this ARS was determined to be other than temporarily impaired due to the duration and severity of the decline in fair value. The Company estimated the fair value of this ARS utilizing a valuation model with Level 3 inputs as of December 31, 2008. This valuation model considered, among other items, the credit risk of the collateral underlying the ARS, the credit risk of the bond insurer, interest rates and the amount and timing of expected future cash flows including the Company’s assumption about the market expectation of the next successful auction.

The Company classified this ARS as non-current and has included it in long term investments on the Consolidated Statements of Financial Position at December 31, 2008 because the Company believes that the current condition of the ARS market may take more than twelve months to improve.

Based on market conditions, the Company changed its valuation methodology for ARS to a discounted cash flow analysis during the first quarter of 2008. Accordingly, these securities changed from Level 2 to Level 3 within SFAS 157’s hierarchy since the Company’s initial adoption of SFAS 157 on January 1, 2008.

The following table presents additional information about the Company’s financial assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2008:

Balance at January 1, 2008	$—
Transfers to Level 3	27,250
Other than temporary impairment loss	(5,140)
Sales, net	(13,700)
Balance at December 31, 2008	$8,410

Available for sale securities which utilize Level 2 inputs consist primarily of municipal bonds, which are valued based on quoted market prices or alternative pricing sources with reasonable levels of price transparency.

The $7,500 carrying amount of the Company’s industrial revenue development bonds at December 31, 2008 approximates its estimated fair value as the bonds have a floating interest rate.

At December 31, 2008 and December 31, 2007, the Company did not have a material amount of unrealized gains or losses recorded in accumulated other comprehensive loss on the Consolidated Statements of Financial Position related to its available for sale investments.

NOTE 11—COMPREHENSIVE INCOME:

The following table sets forth information with respect to accumulated other comprehensive income (loss):

	Foreign	Unrealized Gain (Loss) on			Accumulated
	Currency Translation Adjustment	Investments	Derivatives	Postretirement and Pension Benefits	Other Comprehensive Earnings (Loss)
Balance at January 1, 2006	$(10,928)	$116	$2,865	$—	$(7,947)
Unrealized gains (losses)	(296)	263	880	—	847
(Gains) losses reclassified to net earnings	—	(684)	(5,856)	—	(6,540)
Tax effect	—	156	1,840	—	1,996
Net of tax amount	(296)	(265)	(3,136)	—	(3,697)
Adoption of SFAS 158 (Note 7)	—	—	—	(893)	(893)
Balance at December 31, 2006	(11,224)	(149)	(271)	(893)	(12,537)
Unrealized gains (losses)	(272)	469	(462)	588	323
(Gains) losses reclassified to net earnings	—	(61)	1,202	—	1,141
Tax effect	—	(151)	(273)	(230)	(654)
Net of tax amount	(272)	257	467	358	810
Balance at December 31, 2007	(11,496)	108	196	(535)	(11,727)
Unrealized gains (losses)	(2,296)	(4,923)	504	(1,484)	(8,199)
(Gains) losses reclassified to net earnings	—	5,055	(467)	—	4,588
Tax effect	(500)	(49)	(13)	659	97
Net of tax amount	(2,796)	83	24	(825)	(3,514)
Balance at December 31, 2008	$(14,292)	$191	$220	$(1,360)	$(15,241)

NOTE 12—GAIN ON SALE OF REAL ESTATE:

During 2005, the Company sold surplus real estate and realized a pre-tax gain of $21,840. During 2006, the Company invested the net proceeds of $22,330 in new real estate investments in compliance with U.S. Internal Revenue Code (IRC) Section 1031 resulting in the deferral of income tax payable on such gain.

NOTE 13—SEC STAFF ACCOUNTING BULLETIN NO. 108:

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108). Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “roll-over” method and the “iron curtain” method. Prior to its application of the guidance in SAB 108, the Company used the “roll-over” method for quantifying financial statement misstatements, which focused primarily on the impact of a misstatement on the income statement (and net earnings), including the reversing effects, if any, of prior year misstatements. SAB 108 which permitted companies to initially apply its provisions by recording the cumulative effect of any misstatements as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings. The Company previously evaluated these items under the “roll-over” method and concluded they were quantitatively and qualitatively immaterial, individually and in the aggregate. The following table, and accompanying footnotes, summarizes the effects of applying the guidance in SAB 108:

	Period in which the Misstatement Originated
	Cumulative			Adjustment
	Prior to			Recorded as of
	January 1,	Year Ended December 31,		January 1,
	2004	2004	2005	2006
Current assets (1)	$3,252	$—	$—	$3,252
Noncurrent assets (2)	2,184	(464)	1,446	3,166
Current liabilities (3)	(1,625)	(242)	—	(1,867)
Noncurrent liabilities (4)	(2,280)	—	(2,329)	(4,609)
Impact on net income (5)	$1,531	$(706)	$(883)
Net decrease to retained earnings (6)				$(58)

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of earnings, comprehensive earnings and retained earnings, and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 2008 and December 31, 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting on page 14 in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions as of January 1, 2007.

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

Chicago, Illinois
February 27, 2009

Performance Graph

The following performance graphs compare the Company’s cumulative total shareholder return on the Company’s Common Stock for a five-year period (December 31, 2003 to December 31, 2008) and a ten-year period (December 31, 1998 to December 31, 2008 with the cumulative total return of Standard & Poor’s 500 Stock Index (“S&P 500”) and the Dow Jones Industry Food Index (“Peer Group,” which includes the Company), assuming (i) $100 invested on December 31 of the first year of the chart in each of the Company’s Common Stock, S&P 500 and the Dow Jones Industry Food Index and (ii) the reinvestment of dividends.

Quarterly Financial Data (Unaudited)

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

	(Thousands of dollars except per share data)
	First	Second	Third	Fourth	Total
2008
Net product sales	$90,341	$101,591	$184,687	$115,432	$492,051
Product gross margin	29,712	32,850	59,293	36,882	158,737
Net earnings	6,453	7,246	19,715	5,363	38,777
Net earnings per share	.12	.13	.36	.10	.70

2007
Net product sales	$92,914	$101,901	182,917	115,010	492,742
Product gross margin	33,178	34,425	60,659	36,785	165,047
Net earnings	9,811	10,226	23,432	8,156	51,625
Net earnings per share	.17	.18	.41	.15	.91

2006
Net product sales	$103,822	$94,944	$186,403	$110,821	$495,990
Product gross margin	39,074	38,166	70,042	37,441	184,723
Net earnings	12,362	12,858	28,969	11,730	65,919
Net earnings per share	.21	.22	.51	.21	1.15

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year. The sum of the per share amounts may not equal annual amounts due to rounding.

2008-2007 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICE AND DIVIDENDS PER SHARE

STOCK PRICES*

	2008		2007
	High	Low	High	Low
1st Qtr	$26.33	$21.80	$32.69	$28.19
2nd Qtr	$27.26	$23.27	$30.50	$27.65
3rd Qtr	$31.35	$23.67	$30.85	$25.03
4th Qtr	$28.88	$21.45	$27.44	$23.55

*NYSE - Closing Price

Estimated Number of shareholders at February 2009:
Common Stock	18,000
Class B Common Stock	5,000

DIVIDENDS

	2008	2007
1st Qtr	$.08	$.08
2nd Qtr	$.08	$.08
3rd Qtr	$.08	$.08
4th Qtr	$.08	$.08

NOTE: In addition to the above cash dividends, a 3% stock dividend was issued on April 10, 2008 and April 12, 2007. Cash dividends are not restated to reflect 3% stock dividends.

Five Year Summary of Earnings and Financial Highlights

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

	(Thousands of dollars except per share, percentage and ratio figures)
(See Management’s Comments starting on page 5)	2008	2007	2006	2005	2004

Sales and Earnings Data (2)
Net product sales	$492,051	$492,742	$495,990	$487,739	$420,110
Product gross margin	158,737	165,047	184,723	188,056	174,539
Interest expense	378	535	726	2,537	912
Provision for income taxes	17,132	25,542	28,796	36,425	30,514
Net earnings	38,777	51,625	65,919	77,227	64,174
% of net product sales	7.9%	10.5%	13.3%	15.8%	15.3%
% of shareholders’ equity	6.1%	8.1%	10.5%	12.5%	11.3%

Per Common Share Data (1)
Net earnings	$.70	$.91	$1.15	$1.32	$1.09
Cash dividends declared	.32	.32	.32	.29	.27
Stock dividends	3%	3%	3%	3%	3%

Additional Financial Data
Working capital	$128,727	$141,754	$128,706	$132,940	$110,376
Net cash provided by operating activities	57,042	90,064	55,656	82,524	76,228
Net cash provided by (used in) investing activities	(7,074)	(43,345)	11,026	21,872	(164,039)
Net cash provided by (used in) financing activities	(38,666)	(44,842)	(79,959)	(92,379)	60,716
Property, plant & equipment additions	34,355	14,767	39,207	14,690	17,948
Net property, plant & equipment	217,628	201,401	202,898	178,760	178,750
Total assets	812,092	812,725	791,639	813,696	811,753
Long term debt	7,500	7,500	7,500	7,500	93,167
Shareholders’ equity	634,770	638,230	630,681	617,405	570,179
Average shares outstanding (1)	55,157	56,585	57,405	58,338	58,716

(1)          Adjusted for annual 3% stock dividends.

(2)          Certain reclassifications have been made to prior year numbers to conform to current year presentation.

Board of Directors

Melvin J. Gordon(1)	Chairman of the Board and Chief Executive Officer

Ellen R. Gordon(1)	President and Chief Operating Officer

Barre A. Seibert(2)(3)	Retired First Vice President, Washington Mutual Bank

Lana Jane Lewis-Brent(2)(3)	President, Paul Brent Designer, Inc., an art publishing, design and licensing company

Richard P. Bergeman(2)(3)	Retired Senior Vice President, Bestfoods

(1)          Executive Committee

(2)          Audit Committee

(3)          Compensation Committee

Officers

Melvin J. Gordon	Chairman of the Board and Chief Executive Officer

Ellen R. Gordon	President and Chief Operating Officer

G. Howard Ember, Jr.	Vice President, Finance & Chief Financial Officer

John W. Newlin, Jr.	Vice President, Manufacturing

Thomas E. Corr	Vice President, Marketing & Sales

John P. Majors	Vice President, Physical Distribution

Barry P. Bowen	Treasurer & Assistant Secretary

Richard F. Berezewski	Controller

Offices, Plants

Executive Offices	7401 S. Cicero Ave. Chicago, Illinois 60629 www.tootsie.com

Plants	Illinois Tennessee Massachusetts Wisconsin Concord, Ontario Mexico City, Mexico

Foreign Sales Offices	Mexico City, Mexico Concord, Ontario

Subsidiaries

Andes Candies L.P.	Tootsie Roll Company, Inc.
Andes Manufacturing LLC	Tootsie Roll Industries, LLC
Andes Services LLC	Tootsie Roll Management, Inc
C.C.L.P., INC.	Tootsie Roll Mfg., LLC
C.G.P., INC.	Tootsie Roll of Canada, ULC
Cambridge Brands Manufacturing, Inc.	Tootsie Roll Worldwide, Ltd.
Cambridge Brands Services, Inc.	Tootsie Rolls—Latin America
Cambridge Brands, Inc.	TRI de Latinoamerica S.A. de C.V.
Cella’s Confections, Inc.	TRI Finance, Inc.
Charms LLC	TRI International Inc.
Concord (GP) Inc.	TRI Investments LLC
Concord Brands, ULC	TRI Sales Co.
Concord Canada Holdings ULC	TRI Sales Finance LLC
Concord Confections Holdings USA, Inc.	TRI-Mass, Inc.
Concord Partners LP	Tutsi S.A. de C.V.
JT Company, Inc.	World Trade & Marketing Ltd.
The Sweets Mix Company, Inc.

Other Information

Stock Exchange	New York Stock Exchange, Inc. (Since 1922)

Stock Identification	Ticker Symbol: TR CUSIP No. 890516 10-7

Stock Transfer Agent and Stock Registrar	American Stock Transfer and Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219 1-800-710-0932 www.amstock.com

Independent Registered Public Accounting Firm	PricewaterhouseCoopers LLP One North Wacker Chicago, IL 60606

General Counsel	Becker Ross, LLP 317 Madison Avenue New York, NY 10017

Annual Meeting	May 4, 2009 Mutual Building, Room 1200 909 East Main Street Richmond, VA 23219