Form 10-K, Exhibit 13
period 2010-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 2011-03-01
CIK 98677

Exhibit 13

Melvin J. Gordon, Chairman and Chief Executive Officer and Ellen R. Gordon, President and Chief Operating Officer.

Corporate Profile

Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of confectionery products for 114 years. Our products are primarily sold under the familiar brand names: Tootsie Roll, Tootsie Roll Pops, Caramel Apple Pops, Child’s Play, Charms, Blow Pop, Blue Razz, Cella’s chocolate covered cherries, Tootsie Dots, Tootsie Crows, Junior Mints, Junior Caramels, Charleston Chew, Sugar Daddy, Sugar Babies, Andes, Fluffy Stuff cotton candy, Dubble Bubble, Razzles, Cry Baby, Nik-L-Nip and EI Bubble.

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

To Our Shareholders

We are pleased to report that net product sales in 2010 reached $517 million. This was a record for the Company and an increase of $22 million over 2009 net product sales. Sales increased in most of our brands and in key channels of distribution, and we had another strong Halloween selling season.

Net earnings in 2010 were $54 million, approximately even with 2009. Net earnings benefited from increased sales. However, our margins and net earnings have continued to be pressured by substantial cost increases in certain key ingredients, primarily sugar and cocoa. On a per share basis earnings were one percent ahead of the prior year at $0.94 as compared to $0.93.

At Tootsie Roll we continually review all aspects of our operations in order to increase efficiency and eliminate waste. We have always maintained a “bottom line” focus and take prudent steps to increase profitability whenever possible. Our time horizon has consistently been to consider what is best for the Company and for our iconic brands over the long term. As we consider how to cope with an issue such as increasing ingredient costs, we try to ensure that our reactions to current market conditions will not jeopardize the Company’s future prospects.

Financial Highlights

	December 31,
	2010	2009
	(in thousands except per share data)
Net Product Sales	$517,149	$495,592
Net Earnings	53,714	53,878
Working Capital	179,086	155,812
Net Property, Plant and Equipment	215,492	220,721
Shareholders’ Equity	668,954	655,139
Average Shares Outstanding*	56,997	57,738
Per Share Items*
Net Earnings	$0.94	$0.93
Cash Dividends Paid	.32	.32

*Adjusted for stock dividends.

We extend this long-term perspective to investments we make in plant, equipment and information technology. Our brands tend toward being value-oriented, and we believe it is essential to be the low cost producer in each of our major product lines. Over the years we have continually invested in production technologies that we believe are state-of-the-art or better. We apply this to information technology as well, and in 2010 continued the phased-in deployment of a leading edge enterprise resource planning system. Consistent with our philosophy of continual reinvestment in the Company, $13 million of capital expenditures were made in 2010.

Cash dividends and stock dividends were again paid in 2010. This was the sixty-eighth consecutive year the Company has paid cash dividends and the forty-sixth consecutive year that a stock dividend was distributed.

We ended 2010 with $188 million in cash and investments. This is reflective of our conservative posture in financing future business opportunities. We remain poised to continue investing in our business, improving manufacturing productivity and quality, supporting our brands in the competitive marketplace, paying dividends and purchasing common stock. We also continue to look for appropriate, complementary business acquisitions.

Sales and Marketing

As a consumer products company, we face intense competition for both retail shelf space and consumers’ dollars. Our key competitive advantage lies in our well known brands, which offer high dollar volume for retailers and attractive values for consumers. During 2010 we experienced solid organic growth and continued success in many important market niches.

Halloween was again our largest selling period. Focused promotional programs, particularly in the high volume grocery, mass merchandise, drug, warehouse club and dollar store trade channels, led to Halloween sales growth. Packaged goods, which consist of straight goods as well as mixed bag assortments of our most popular items, were once again successful in these channels.

New products generate excitement, keep our line fresh and contribute incremental sales growth. Several of these, principally in the form of line extensions, were successfully introduced in 2010.

Three favorites, Tootsie Roll, Vanilla Tootsie Roll and Charleston Chew, were launched in a pre-priced, two-pack, giant bar configuration. Marked for the one dollar price point, these exceptional consumer values proved to be quick-selling, high-margin items for retailers.

Tootsie Roll, Vanilla Tootsie Roll and Charleston Chew Two-Packs

The winning combination of chocolate and vanilla was offered in a new combo pack for Halloween 2010. This classic blend of Tootsie Roll Midgees and Vanilla Tootsie Roll Midgees was presented in a metalized bag for maximum freshness and graphics that create a great visual on-shelf image.

Chocolate and Vanilla Tootsie Roll Midgees Combo Bag

Eye-catching graphics and the freshness-preserving characteristics of metalized film were also utilized in the launch of a new “Mega Mix” of Tootsie Fruit Rolls. This four pound assortment contains our five classic fruit flavors—lemon, cherry, orange, lime and vanilla, plus three tangy new additions—blue raspberry, grape and green apple, and it met the category trend of higher ticket assortments.

Tootsie Fruit Rolls Mega Mix

The Tootsie Pop line was expanded with the addition of new Wild Berry Flavors. This delicious five flavor assortment of the only pop with a Tootsie Roll center was packed in shelf-ready 100 count boxes and is another example of how we continue to bring new items and new energy to the changemaker category.

Wild Berry Tootsie Pops

Tootsie Roll Fun Banks, our line of cylindrical, candy filled collectible banks with a coin slot in the plastic lid, got a new look and grew in sales in 2010. With bold new graphics and an expanded line of new shipper displays, our growing assortment of Fun Banks now includes Tootsie Roll Midgees, Vanilla Midgees, Flag Midgees, Dubble Bubble and Cry Baby.

Redesigned Tootsie Roll Fun Banks

Another category in which Tootsie Roll has been a market leader is the “theater box.” Great for home video too, or just on the go, our offerings in this category were extended in 2010 with the new Cry Baby Extra Sour Gumball box. These supercharged gumballs are filled with sour flavor crystals and are guaranteed to bring a tear to your eye.

Cry Baby Extra Sour Bubble Gum

The Charms Blow Pop franchise grew in 2010 with the addition of new Bursting Berry Blow Pops. Bursting with flavor and fun, this item carries on the Blow Pop tradition of unique and award winning new flavor introductions and helped to strengthen our lollipop dominance in the changemaker category.

Bursting Berry Blow Pops

Our popular bite-sized Blow Pop Minis, packed in an assortment of five pouches featuring different festive holiday designs, marked a new addition to our seasonal business. Adorned with traditional images such as snowmen and wreaths, these pouches of delicious candy tablets, each with a real bubble gum-filled center, are the perfect thing for stuffing those “stockings hung by the chimney with care.”

Blow Pop Minis Christmas Pouches

Another seasonal offering in 2010 was the Tootsie Roll Ginger Bread Cottage Kit. This unique activity kit consisted of traditional ginger bread house panels, a packet of icing for “mortar” and eight ounces of assorted Tootsie Roll candy favorites to be used as decorating elements (or as a snack for the building crew during construction). The Cottage Kit offered a whimsical fun activity that helps to sustain the nostalgia and staying power of our iconic brands.

Tootsie Roll Gingerbread Cottage Kit

Advertising and Public Relations

A “Roll With It” campaign marked our entry into digital marketing. In the months leading up to our key Halloween selling season we reached millions of candy buying mothers 25-44 years of age, a key Tootsie Roll demographic group. These bloggers shared stories related to the special role of being a mother and had the opportunity to help each other by sharing their personal tips and tricks. Our campaign used a combination of target specific web sites, specialized internet ad networks, mobile phone advertising and social media as well as search engine and portal ads. A series of animated “roll with it moments” captured the attention of this tech savvy group of women, an emerging factor in the marketplace.

In 2010 we again promoted our long-standing “How Many Licks?” Tootsie Pop theme with commercials on popular cable television programs. These ads are run at various times throughout the year with a particular emphasis leading up to Halloween, which is our peak season.

As always, these campaigns were followed by many consumer letters advising us just how many licks it does take to get to the Tootsie Roll center of a Tootsie Pop. Also as expected, the estimates we received varied widely and no consensus was reached, so the long-standing supposition remains: “the world may never know!”

At the end of 2010, the remainder of our United States plants became kosher certified. With this step, Junior Mints, Tootsie Pops, Charms Blow Pops, Sugar Babies and many other products joined our other kosher brands, including our flagship Tootsie Rolls, and became available to a whole new group of consumers. Also in 2010, we were named by Forbes as one of the 100 most trustworthy companies, based on transparency in financial reporting and a number of corporate governance related criteria. Be it in our business practices, our financial statements or the products we sell, integrity and trustworthiness are an important part of our culture and we are honored by this type of recognition.

Purchasing

Although packaging costs and corn-based sweeteners declined somewhat in 2010, the cost of certain other key ingredients rose to levels we have not seen in recent years. In particular, sugar and cocoa powder costs were sharply higher in 2010 and those trends appear to be continuing based on world-wide supply and demand.

We continue to use formalized competitive bidding programs, hedging and forward purchase contracts to help shield the Company from short-term price fluctuations and to mitigate cost increases to the extent possible.

Operations and Supply Chain

As consumer preferences, customer buying patterns and technology continue to evolve, we find ongoing opportunities to invest in our operations, automate processes and streamline the production and distribution of our products. We are fortunately not constrained in capital or in other resources and are able to take on promising projects as they are identified, be they ones with economic payback, product quality improvement or workplace safety enhancements. Although we are proactive, we focus on initiatives with the greatest return on investment, taking into consideration both financial and non-financial factors.

Information technology is, of course, a critical aspect of any modern business and we have invested in this area as well. During 2010 we implemented another phase of our company-wide enterprise resource planning system upgrade, and completed planning for the final component to be implemented early in 2011.

International

Sales increased in Mexico with another strong Christmas, which is the most significant candy selling season for us in that market. The Canadian market continued to develop with the expansion of brands and pack offerings into key selling seasons. Operating income increased in both divisions as we were able to make pricing adjustments to cover increasing ingredient costs.

Worldwide sales increased in our export division due to successful new product introductions in selected markets. Price increases were also implemented to help offset increased ingredient costs. These adjustments, along with other cost containment measures, led to increased profits in this business segment.

In Appreciation

We wish to thank our many loyal employees, customers, suppliers, sales brokers and domestic and international distributors for their contributions during 2010. We also thank our fellow shareholders for their support over the many years as we have met and continue to meet the challenges of the candy marketplace.

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

FINANCIAL CONDITION

The Company’s overall financial position remains very strong as a result of its 2010 net product sales, net earnings and related cash flows provided by operating activities.

During 2010, the Company’s net product sales increased from $495,592 in 2009 to $517,149 in 2010, an increase of $21,557 or 4.3%. Cash flows from operating activities totaled $82,805 in 2010 compared to $76,994 in 2009. The Company used its 2010 cash flows to pay cash dividends of $18,130, purchase and retire $22,881 of its outstanding shares, and make capital expenditures of $12,813. In addition, the Company’s net working capital increased from $155,812 at December 31, 2009 to $179,086 at December 31, 2010.

As of December 31, 2010, the Company’s aggregate cash, cash equivalents and investments, including all long-term investments in marketable securities, was $188,433 compared to $157,789 at December 31, 2009, an increase of $30,644. The above increase reflects a $3,364 increase in market value of trading securities during 2010. The Company invests in trading securities to provide an economic hedge for its deferred compensation liabilities, as further discussed herein and in Note 7 to the Consolidated Financial Statements.

Shareholders’ equity increased from $655,139 at December 31, 2009 to $668,954 as of December 31, 2010, principally reflecting 2010 net earnings of $53,714, less cash dividends and share purchases of $18,130 and $22,881, respectively.

The Company has a relatively straight-forward financial structure and has historically maintained a conservative financial position. Except for an immaterial amount of operating leases, the Company has no special financing arrangements or “off-balance sheet” special purpose entities. Cash flows from operations plus maturities of short-term investments are expected to be adequate to meet the Company’s overall financing needs, including capital expenditures, in 2011. Periodically, the Company considers possible acquisitions, and if the Company were to pursue and complete such an acquisition, that could result in bank borrowings or other financing.

Results of Operations

2010 vs. 2009

Net product sales were $517,149 in 2010 compared to $495,592 in 2009, an increase of $21,557 or 4.3%. This increase principally reflects organic growth in volume, including product line extensions.

Product cost of goods sold were $348,313 in 2010 compared to $318,645 in 2009, an increase of $29,668 or 9.3%. Product cost of goods sold reflects a $228 decrease in deferred compensation expense in 2010 compared to 2009. This decrease principally results from changes in the market value of investments in trading securities relating to compensation deferred in previous years and is not reflective of current operating results. Adjusting for the aforementioned, product cost of goods sold as a percentage of net product sales increased from 64.1% in 2009 to 67.2% in 2010, an increase of 3.1% as a percent of net product sales. The Company was adversely affected by significantly higher input costs, including approximately $16,600 of ingredient unit cost increases in 2010 compared to 2009. However, packaging material unit costs favorably decreased by approximately $800 in 2010. The Company generally experienced significant cost increases in sugar, cocoa, edible oils and dairy inputs, however, the Company experienced favorable declines in corn syrup. Given recent trends in the commodities markets, the Company is anticipating even higher ingredient costs in 2011.

Due to the seasonal nature of the Company’s business and corresponding variations in product mix, gross margins have historically been lower in the second half of the year, and second half of 2010 and 2009 were consistent with this trend.

Selling, marketing and administrative expenses were $106,316 in 2010 compared to $103,755 in 2009, an increase of $2,561 or 2.5%. Selling, marketing and administrative expenses reflect a $932 decrease in deferred compensation expense in 2010 compared to 2009. This decrease reflects changes in the market value of investments in trading securities relating to compensation deferred in previous years and is not reflective of current operating results. Adjusting for the aforementioned, selling, marketing and administrative expenses increased from $100,230 in 2009 to $103,722 in 2010, an increase of $3,492 or 3.5%. As a percent of net product sales, these expenses decreased slightly from 20.2% of net product sales in 2009 to 20.1% of net product sales in 2010.

Selling, marketing and administrative expenses include $43,034 and $38,628 of freight, delivery and warehousing expenses in 2010 and

2009, respectively. These expenses increased from 7.8% of net product sales in 2009 to 8.3% of net product sales in 2010, primarily due to increases in warehousing expenses and increases in freight and delivery expenses, including higher freight fuel surcharges.

The Company believes that the carrying values of its trademarks and goodwill have indefinite lives as they are expected to generate cash flows indefinitely. In accordance with current accounting guidance, goodwill and indefinite-lived intangible assets are assessed at least annually for impairment as of December 31 or whenever events or circumstances indicate that the carrying values may not be recoverable from future cash flows. No impairments were recorded in 2010.

The fair values of indefinite lived intangible assets are primarily assessed using the present value of estimated future cash flows. Management believes that all assumptions used for the impairment tests are consistent with those utilized by market participants performing similar valuations. The Company’s fair value estimates based on these assumptions were used to prepare projected financial information which it believes to be reasonable. Actual future results may differ from those projections and the differences could be material. Holding all other assumptions constant at the test date, a 100 basis point increase in the discount rate or a 100 basis point decrease in the royalty rate would reduce the fair value of certain trademarks by approximately 17% and 10%, respectively, neither change individually indicating a potential impairment as of December 31, 2010.

Earnings from operations were $65,731 in 2010 compared to $62,079 in 2009, an increase of $3,652. Earnings from operations includes changes in deferred compensation liabilities relating to corresponding changes in the market value of trading securities that hedge these liabilities as discussed above. Adjusting for the changes in market value of $3,364 and $4,524 in 2010 and 2009, respectively, and excluding the nonrecurring $14,000 non-cash impairment charge in 2009 relating to trademarks as discussed below, operating earnings were $69,095 and $80,603 in 2010 and 2009, respectively, a decrease of $11,508 or 14.3%. Management believes this comparison is more reflective of the underlying operations of the Company. This decrease principally reflects significantly higher ingredient costs and resulting lower gross profit margins, as well as higher freight, delivery and warehousing expenses as discussed above.

Other income (expense), net was $8,358 in 2010 compared to $2,100 in 2009, an increase of $6,258. This increase principally reflects a pre-tax impairment charge of $4,400 in 2009 to write down to market value the Company’s equity method investment combined with a $3,139 increase in foreign exchange gains in 2010. The increase in foreign exchange gains consists primarily of net realized gains on foreign currency hedging. Other income (expense), net also includes gains on trading securities of $3,364 and $4,524 in 2010 and 2009, respectively, reflecting increases in the fair value of trading securities investments used as an economic hedge for the Company’s deferred compensation liabilities. These trading securities gains principally reflect market appreciation in the equity markets in the respective years and were substantially offset by a like amount of expense in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years as discussed above. Other income (expense), net also includes the operating losses of $342 and $233 for 2010 and 2009, respectively, relating to the Company’s equity method investment in two 50% owned foreign companies.

As of December 31, 2010 and 2009, the Company’s long-term investments include $6,775 and $7,710 ($13,550 original cost), respectively, of Jefferson County Alabama Sewer Revenue Refunding Warrants, originally purchased with an insurance-backed AAA rating. This is an auction rate security (ARS) that is classified as an available for sale security. Due to adverse events related to Jefferson County and its bond insurance carrier, Financial Guaranty Insurance Company (FGIC), as well as events in the credit markets, the auctions for this ARS failed throughout 2008, 2009 and 2010 (and subsequent to December 31, 2010). As such, the Company estimated the fair value of this ARS as of December 31, 2010 and 2009 utilizing a valuation model with Level 3 inputs, as defined by guidance and discussed in Note 10 to the Consolidated Financial Statements. This valuation model considered, among others items, the credit risk of the collateral underlying the ARS, the credit risk of the bond insurer, interest rates, and the amount and timing of expected future cash flows including assumptions about the market expectation of the next successful auction.

During the fourth quarter of 2008, the Company determined that the market decline in fair value of its Jefferson County ARS became other-than-temporarily impaired, as defined, and recorded a pre-tax impairment of $5,140. During 2010 and 2009, the Company further evaluated this investment and concluded that additional declines in the market value were temporary because it was not related to further credit impairment and recorded $935 and $700, respectively, as a charge to accumulated other comprehensive loss. The Company has classified this ARS as non-current and has included it in long-term investments on the Consolidated Statements of Financial Position at December 31, 2010 and 2009 because the Company believes that the current financial conditions of Jefferson

County and FGIC, as well as the conditions in the auction rate securities market, may take more than twelve months to resolve. Future evaluations of the fair value of this ARS could also result in additional other-than-temporary classification of declines in market value, and therefore result in additional charges to earnings.

The consolidated effective tax rate was 27.5% and 16.1% in 2010 and 2009, respectively. The increase in the effective income tax rate from the prior year reflects the release of Canadian income tax valuation allowances during 2009. Prior to fourth quarter 2009, Canadian income tax valuation allowances were recorded against Canadian deferred tax assets as a result of losses generated in 2009 and prior years. Because management determined that the Canadian net operating loss (NOL) carry-forward benefits were more-likely-than-not realizable as of December 31, 2009, the Company reversed approximately $10,700 of valuation allowances as a credit to income tax expense as of December 31, 2009. See 2009 vs. 2008 section below for further discussion of this matter.

Net earnings were $53,714 in 2010 compared to $53,878 in 2009, and earnings per share were $.94 and $.93 in 2010 and 2009, respectively, an increase of $.01 or 1%. Earnings per share did benefit from the reduction in average shares outstanding resulting from Common Stock purchases in the open market by the Company. Average shares outstanding decreased from 57,738 in 2009 to 56,997 in 2010.

2009 vs. 2008

Net product sales were $495,592 in 2009 compared to $492,051 in 2008, an increase of $3,541 or 1%. Although the increase in 2009 consolidated sales benefited from higher U.S. domestic sales, they were adversely affected by declines in export sales and sales of the Company’s Mexican subsidiary when translated into U.S. dollar sales from a devalued foreign currency.

Product cost of goods sold were $318,645 in 2009 compared to $333,314 in 2008, a decrease of $14,669 or 4.4%. Product cost of goods sold reflects a $2,876 increase in deferred compensation expense in 2009 compared to 2008. This increase principally results from changes in the market value of investments in trading securities relating to compensation deferred in previous years and is not reflective of current operating results. Adjusting for the aforementioned, product cost of goods sold as a percentage of net product sales favorably decreased from 68.1% in 2008 to 64.1% in 2009, a decrease of 4.0% as a percent of sales. This improvement principally reflects the benefits of selective price increases, product weight declines (indirect price increases) and the favorable effects of foreign currency exchange rates on products manufactured in Canada and principally sold in the United States. Ingredient unit costs favorably decreased by approximately $700 in 2009. However, the Company was adversely affected by approximately $400 of packaging material unit cost increases in 2009 compared to 2008. The Company generally experienced significant cost increases in sugar and cocoa, however, the Company experienced favorable declines in dairy products, corn syrup and edible oils.

Due to the seasonal nature of the Company’s business and corresponding variations in product mix, gross margins have historically been lower in the second half of the year, and second half of 2009 and 2008 were consistent with this trend.

Selling, marketing and administrative expenses were $103,755 in 2009 compared to $95,254 in 2008, an increase of $8,501 or 8.9%. Selling, marketing and administrative expenses reflect an $8,982 increase in deferred compensation expense in 2009 compared to 2008. This increase principally results from changes in the market value of investments in trading securities relating to compensation deferred in previous years and is not reflective of current operating results. Adjusting for the aforementioned, selling, marketing and administrative expenses favorably decreased from $100,711 in 2008 to $100,230 in 2009, a decrease of $481 or 0.5%. As a percent of net product sales, these expenses decreased from 20.5% of net product sales in 2008 to 20.2% of net product sales in 2009. The favorable decrease in such expenses principally resulted from lower freight, delivery and warehousing expenses partially offset by higher incentive compensation awards. Such higher incentive awards are due to the substantial improvement in 2009 results compared to 2008.

Selling, marketing and administrative expenses include $38,628 and $45,570 of freight, delivery and warehousing expenses in 2009 and 2008, respectively. These expenses decreased from 9.3% of net product sales in 2008 to 7.8% of net product sales in 2009, primarily due to lower energy costs including lower freight fuel surcharges.

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

Earnings from operations were $62,079 in 2009 compared to $66,527 in 2008, a decrease of $4,448. Earnings from operations includes changes in deferred compensation liabilities relating to corresponding changes in the market value of trading securities that hedge these liabilities as discussed above. Adjusting for the aforementioned deferred compensation changes consisting of gains of $4,524 and losses of $7,334 in 2009 and 2008, respectively, and excluding the nonrecurring $14,000 non-cash impairment charge in 2009 relating to trademarks as discussed above, operating earnings were $80,603 and $59,193 in 2009 and 2008, respectively, an increase of $21,410 or 36.2%. Management believes this comparison is more reflective of the underlying operations of the Company. This increase principally reflects the favorable improvement in product cost of goods sold and gross profit margins, and more favorable freight, delivery and warehousing expenses as discussed above.

Other income (expense), net, was $2,100 in 2009 compared to $(10,618) in 2008, an increase of $12,718. This increase principally reflects $4,524 and ($7,334) in 2009 and 2008, respectively, of increases (decreases) in the fair value of trading securities investments used as an economic hedge for the Company’s deferred compensation liabilities. Such income or (expense) was substantially offset by a like amount of (expense) or income in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years as discussed above. The increase in other income (expense), net principally reflects the $11,858 favorable net change in the fair value of trading securities investments used to hedge deferred compensation liabilities, offset by a pre-tax impairment charge of $4,400 in 2009 to write down to market value the Company’s equity method investment. The Company recorded a pre-tax impairment charge of $4,400 in the fourth quarter 2009, resulting in an adjusted carrying value of $4,961 as of December 31, 2009. The fair value was primarily assessed using the present value of estimated future cash flows. Other income (expense), net also includes the operating results of the Company’s equity method investment which was a loss of $233 and $477 in 2009 and 2008, respectively.

As of December 31, 2009 and 2008, the Company’s long-term investments include $7,710 and $8,410 ($13,550 original cost), respectively, of Jefferson County Alabama Sewer Revenue Refunding Warrants. During fourth quarter of 2008, the Company determined that the market decline in fair value of its Jefferson County ARS became other-than-temporarily impaired, as defined, and recorded a pre-tax impairment of $5,140. During the fourth quarter of 2009, the Company further evaluated this investment and concluded that an additional decline in the market value was temporary because it was not related to further credit impairment and recorded this $700 of additional decline in the market value as a charge to accumulated other comprehensive loss.

Other income (expense), net also includes the results of the Company’s trading securities which provide an economic hedge to the Company’s deferred compensation liabilities. The income (expense), on such trading securities was $4,524 and $(7,334) in 2009 and 2008, respectively. Such income or (expense) was substantially offset by a like amount of (expense) or income in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years as discussed above. The 2009 income principally reflects market appreciation in the equity markets in 2009, and the 2008 (expense) principally reflects the market decline in the equity markets in 2008.

The consolidated effective tax rate was 16.1% and 29.7% in 2009 and 2008, respectively. This favorable decrease in the effective tax rate principally reflects the release of Canadian income tax valuation allowances in 2009. Prior to fourth quarter 2009, Canadian income tax valuation allowances were recorded against Canadian deferred tax assets as a result of losses generated in 2009 and prior years. These Canadian income tax losses were principally the result of interest expense deductions for income tax purposes relating to an inter-company financing transaction which was eliminated in the Company’s consolidated financial statements. Because the realization of such prior NOL carry-forward benefits were not more-likely-than-not, a full valuation allowance was recorded as of December 31, 2008, and through third quarter 2009. In response to the Fifth Protocol to the Canada-U.S. Income Tax Convention (Treaty), during fourth quarter 2009 the Company decided to restructure its Canadian operations effective January 1, 2010. This restructuring eliminated the inter-company financing structure and related interest deduction for Canadian income taxes effective January 1, 2010. Going forward, management expects its Canadian operation to report taxable income rather than losses for the foreseeable future. Accordingly, management determined that the Canadian NOL carry-forward benefits were more-likely-than-not realizable as of December 31, 2009. As such, the Company reversed approximately $10,700 of valuation allowances as a credit to income tax expense as of December 31, 2009. Management believes that its assessment is based on reasonable assumptions and is in accordance with accounting guidance regarding the release of valuation allowances on deferred tax assets. See also Note 4 to the Consolidated Financial Statements for further discussion. The Treaty also provided for the phase-out of Canadian withholding tax rates for interest and allowed the Company to qualify for the 0% withholding rate effective January 1, 2010, resulting in a current tax benefit of $1,500 in 2009.

Net earnings were $53,878 in 2009 compared to $39,315 in 2008, and earnings per share were $.93 and $.67 in 2009 and 2008, respectively, an increase of $.26 or 39%. Earnings per share did benefit from the reduction in average shares outstanding resulting from Common Stock purchases in the open market by the Company. Average shares outstanding decreased from 58,464 in 2008 to 57,738 in 2009.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities were $82,805, $76,994 and $57,533 in 2010, 2009 and 2008, respectively. The $5,811 increase in cash flows from operating activities from 2009 to 2010 primarily reflects changes in other current assets and liabilities, principally accounts receivable, accounts payable and accrued liabilities, and income taxes payable and deferred, including the release of $10,700 of Canadian deferred income tax asset valuation allowances in 2009, which was partially offset by the effects of $18,400 of impairment charges in 2009. As discussed above, during 2009 the Company recorded pre-tax non-cash impairment charges of $14,000 and $4,400 relating to certain trademarks and its equity method investment, respectively.

During 2008 the Company contributed $16,050 to a VEBA trust to fund the estimated future costs of certain employee health, welfare and other benefits. The Company used the funds, as well as investment income in this VEBA trust, to pay the actual cost of such benefits during 2009, 2010 and will continue to do so through 2012. At December 31, 2010, the VEBA trust held $10,019 of aggregate cash, cash equivalents and investments; this asset value is included in prepaid expenses in the Company’s current and other long-term assets.

Cash flows from investing activities reflect capital expenditures of $12,813, $20,831, and $34,355 in 2010, 2009 and 2008, respectively. The 2010, 2009 and 2008 capital additions include $1,682, $2,326 and $4,755, respectively, relating to computer systems and related implementation. Capital expenditures in 2008 include $12,400 relating to the purchase of real estate property that the Company placed into service as a distribution center in 2009.

The Company had no bank borrowing or repayments in 2008, 2009, or 2010, and had no outstanding bank borrowings as of December 31, 2009 or 2010.

Financing activities include Company Common Stock purchases and retirements of $22,881, $20,723, and $21,109 in 2010, 2009 and 2008, respectively. Cash dividends of $18,130, $17,825, and $17,557 were paid in 2010, 2009 and 2008, respectively. The increase in cash dividends each year reflects the annual 3% stock dividend issued in each of these years less the effects of Company Common Stock purchases and retirements.

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

Provisions for bad debts are recorded as selling, marketing and administrative expenses. Write-offs of bad debts did not exceed 0.1% of net product sales in each of 2010, 2009 and 2008, and accordingly, have not been significant to the Company’s financial position or results of operations.

Intangible assets

The Company’s intangible assets consist primarily of acquired trademarks and goodwill. In accordance with accounting guidance, goodwill and other indefinite-lived assets are not amortized, but are instead subjected to annual testing for impairment unless certain triggering events or circumstances are noted. The Company performs its annual impairment testing as of December 31. The Company may utilize third-party professional valuation firms to assist in the determination of valuation of certain intangibles.

The impairment test is performed by comparing the carrying value of the asset with its estimated fair value, which is calculated using estimates, including discounted projected future cash flows. If the carrying value exceeds the fair value, the second step of the process is necessary. The second step measures the difference between the carrying value and implied fair value of goodwill. These projected future cash flows are dependent on a number of factors including the execution of business plans, achievement of projected sales, including but not limited to future price increases, projected operating margins, and projected capital expenditures. Such operating results are also dependent upon future ingredient and packaging material costs, exchange rates for products manufactured or sold in foreign countries, operational efficiencies, cost savings initiatives, and competitive factors. Although the majority of the Company’s trademarks relate to well established brands with a long history of consumer acceptance, projected cash flows are inherently uncertain. A change in the assumptions underlying the impairment analysis, including but not limited to a reduction in projected cash flows, the use of a different discount rate to discount future cash flows or a different royalty rate applied to the Company’s trademarks, could cause impairment in the future.

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

Split dollar officer life insurance

The Company provides split dollar life insurance benefits to certain executive officers and records an asset principally equal to the cumulative premiums paid. The Company will fully recover these premiums in future years under the terms of the plan. The Company retains a collateral assignment of the cash surrender values and policy death benefits payable to insure recovery of these premiums.

Valuation of long-lived assets

Long-lived assets, primarily property, plant and equipment are reviewed for impairment as events or changes in business circumstances occur indicating that the carrying value of the asset may not be recoverable. The estimated cash flows produced by assets or asset groups, are compared to the asset carrying value to determine whether impairment exists. Such estimates involve considerable management judgment and are based upon assumptions about expected future operating performance. As a result, actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance, and economic and competitive conditions.

Income taxes

Deferred income taxes are recognized for future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. The Company records valuation allowances in situations where the realization of deferred tax assets, including those relating to net operating tax losses, is not more-likely-than-not; and the Company adjusts and releases such valuation allowances when realization becomes more-likely-than-not as defined by accounting guidance. The Company periodically reviews assumptions and estimates of the Company’s probable tax obligations and effects on its liability for uncertain tax positions, using informed judgment which may include the use of third-party consultants, advisors and legal counsel, and historical experience.

Valuation of investments

Investments, primarily municipal bonds, mutual funds and equity method investments are reviewed for impairment at each reporting period by comparing the carrying value or amortized cost to the fair market value. The Company may utilize third-party professional valuation firms as necessary to assist in the determination of the value of investments using a valuation model with Level 3 inputs as defined. In the event that an investment security’s fair value is below carrying value or amortized cost, the Company will record an other-than-temporary impairment or a temporary impairment based on accounting guidance.

Other matters

In the opinion of management, other than contracts for foreign currency forwards and raw materials, including currency and commodity hedges and outstanding purchase orders for packaging, ingredients, supplies, and operational services, all entered into in the ordinary course of business, the Company does not have any significant contractual obligations or future commitments. The Company’s outstanding contractual commitments as of December 31, 2010, all of which are generally normal and recurring in nature, are summarized in the chart on page 13.

RECENT ACCOUNTING PRONOUNCEMENTS

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of revised Level 3 disclosure requirements which are effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted the provisions of the standard as of January 1, 2010, which did not have a material impact on its Consolidated Financial Statements.

In June 2009, the FASB issued Accounting Standards Codification (ASC) 810, “Consolidation”, regarding the consolidation of variable interest entities (formerly SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”). ASC 810 is intended to improve financial reporting by providing additional guidance to companies involved with variable interest entities and by requiring additional disclosures about a company’s involvement in variable interest entities. This standard is effective for interim and annual periods beginning after November 15, 2009. The Company adopted the provisions of the standard as of January 1, 2010, which had no impact on its Consolidated Financial Statements.

MARKET RISKS

The Company is exposed to market risks related to commodity prices, interest rates, investments in marketable securities, equity price and foreign exchange.

The Company’s ability to forecast the direction and scope of changes to its major input costs is impacted by significant volatility in crude oil, sugar, corn, soybean and edible oils, cocoa and dairy products markets. The prices of these commodities are influenced by changes in global demand, changes in weather and crop yields, changes in governments’ farm policies, including mandates for ethanol and bio-fuels, and environmental matters, including global warming, and fluctuations in the U.S. dollar relative to dollar-denominated commodities in world markets. The Company believes that its competitors face the same or similar challenges.

In order to address the impact of rising input and other costs, the Company periodically reviews each item in its product portfolio to ascertain if price increases, weight declines (indirect price increases) or other actions should be taken. These reviews include an evaluation of the risk factors relating to market place acceptance of such changes and their potential effect on future sales volumes. In addition, the estimated cost of packaging modifications associated with weight changes is evaluated. The Company anticipates significantly higher input costs, primarily higher ingredient costs, in 2011 reflecting many of the above discussed factors.

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

The Company utilizes commodity futures contracts and commodity options contracts as well as annual supply agreements to hedge and plan for anticipated purchases of certain ingredients, including sugar, in order to mitigate commodity cost fluctuation. The Company also may purchase forward foreign exchange contracts to hedge its costs of manufacturing certain products in Canada for sale and distribution in the United States, and periodically does so for purchases of equipment or raw materials from foreign suppliers. Such commodity futures, commodity options and currency forward contracts are cash flow hedges and are effective as hedges as defined by accounting guidance. The unrealized gains and losses on such contracts are deferred as a component of accumulated other comprehensive loss and are recognized as a component of product cost of goods sold when the related inventory is sold.

The potential change in fair value of commodity and foreign currency derivative instruments held by the

Company at December 31, 2010, assuming a 10% change in the underlying contract price, was $1,890. The analysis only includes commodity and foreign currency derivative instruments and, therefore, does not consider the offsetting effect of changes in the price of the underlying commodity or foreign currency. This amount is not significant compared with the net earnings and shareholders’ equity of the Company.

Interest rates

Interest rate risks primarily relate to the Company’s investments in tax exempt marketable securities, including ARS, with maturities or auction dates of generally up to three years.

The majority of the Company’s investments, which are classified as available for sale, have historically been held until they mature, which limits the Company’s exposure to interest rate fluctuations. The accompanying chart summarizes the maturities of the Company’s investments in debt securities at December 31, 2010.

Less than 1 year	$7,948
1 – 2 years	10,409
2 – 3 years	8,765
Over 3 years	6,775

Total	$33,897

The Company’s outstanding debt at December 31, 2010 and 2009 was $7,500 in an industrial revenue bond in which interest rates reset each week based on the current market rate. Therefore, the Company does not believe that it has significant interest rate risk with respect to its interest bearing debt.

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

However, given events in the municipal bond and ARS markets, including failed auctions, the Company continues to monitor these investments and markets, as well as its investment policies. Nonetheless, the financial markets have been experiencing unprecedented events in recent years, and future outcomes are less predictable than in the past.

Equity price

Equity price risk relates to the Company’s investments in mutual funds which are principally used to fund and hedge the Company’s deferred compensation liabilities. At December 31, 2010, the Company has investments in mutual funds, classified as trading securities, of $38,504. Any change in the fair value of these trading securities is completely offset by a corresponding change in the respective hedged deferred compensation liability.

Foreign currency

Foreign currency risk principally relates to the Company’s foreign operations in Canada and Mexico, as well as periodic purchase commitments of machinery and equipment from foreign sources.

Certain of the Company’s Canadian manufacturing costs, including local payroll and plant operations, and a portion of its packaging and ingredients are sourced in Canadian dollars. The Company may purchase Canadian forward contracts to receive Canadian dollars at a specified date in the future and uses its Canadian dollar collections on Canadian sales as a partial hedge of its overall Canadian manufacturing obligations sourced in Canadian dollars. The Company also periodically purchases and holds Canadian dollars to facilitate the risk management of these currency changes.

From time to time the Company may use foreign exchange forward contracts and derivative instruments to mitigate its exposure to foreign exchange risks, as well as those related to firm commitments to purchase equipment from foreign vendors. As of December 31, 2010, the Company held foreign exchange forward contracts with a fair value of $942.

RISK FACTORS

The Company’s operations and financial results are subject to a number of risks and uncertainties that could adversely affect the Company’s operating results and financial condition. Significant risk factors, without limitations that could impact the Company are the following: (i) significant competitive activity, including advertising, promotional and price competition, and changes in consumer demand for the Company’s products; (ii) fluctuations in the cost and availability of commodities and related ingredients, and packaging materials, and the ability to recover cost increases through product sales price increases; (iii) inherent risks in the marketplace, including uncertainties about trade and consumer acceptance of price increases and seasonal events such as Halloween; (iv) the effect of acquisitions on the Company’s results of operations and financial condition; (v) the effect of changes in foreign currencies on the Company’s foreign subsidiaries operating results, and the effect of the fluctuation of the Canadian dollar on products manufactured in Canada and marketed and sold in the United States in U.S. dollars; (vi) the Company’s reliance on third party vendors for various goods and services, including commodities used for ingredients that are primarily grown or sourced from foreign locations; (vii) the Company’s ability to successfully implement new production processes and lines, and new computer software systems; (viii) the effect of changes in assumptions, including discount rates, sales growth and profit margins and the capability to pass along higher ingredient and other input costs through price increases, relating to the Company’s impairment testing and analysis of its goodwill and trademarks; (ix) changes in the confectionery marketplace including actions taken by major retailers and customers; (x) customer, consumer and competitor response to marketing programs and price and product weight adjustments, and new products; (xi) dependence on significant customers, including the volume and timing of their purchases, and availability of shelf space; (xii) increases in energy costs, including freight and delivery, that cannot be passed along to customers through increased prices due to competitive reasons; (xiii) any significant labor stoppages, strikes or production interruptions; (xiv) changes in governmental laws and regulations including taxes and tariffs; (xv) the adverse effects should the Company either voluntarily or involuntarily recall its product(s) from the marketplace, (xvi) the risk that the market value of Company’s investments could decline including being classified as “other-than-temporary” as defined; and (xvii) the potential effects of current and future macroeconomic conditions.

Forward-looking statements

This discussion and certain other sections contain forward-looking statements that are based largely on the Company’s current expectations and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by the use of words such as “anticipated,” “believe,” “expect,” “intend,” “estimate,” “project,” and other words of similar meaning in connection with a discussion of future operating or financial performance and are subject to certain factors, risks, trends and uncertainties that could cause actual results and achievements to differ materially from those expressed in the forward-looking statements. Such factors, risks, trends and uncertainties which in some instances are beyond the Company’s control, include the overall competitive environment in the Company’s industry, changes in assumptions and judgments discussed above under the heading “Significant Accounting Policies and Estimates”, and factors identified and referred to above under the heading “Risk Factors.”

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

Open Contractual Commitments as of December 31, 2010

Payable in	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Commodity hedges	$15,325	$14,638	$687	$—	$—
Foreign currency hedges	3,572	3,572	—	—	—
Purchase obligations	15,996	15,996	—	—	—
Interest bearing debt	7,500	—	—	—	7,500
Operating leases	2,725	916	1,015	795	—
Total	$45,119	$35,122	$1,702	$795	$7,500

Note: Commodity hedges and foreign currency hedges reflect the amounts at which the Company will settle the related contracts . The above amounts exclude deferred income tax liabilities of $48,743, liabilities for uncertain tax positions of $9,835, postretirement health care and life insurance benefits of $20,689 and deferred compensation and other liabilities of $46,157 because the timing of payments relating to these items cannot be reasonably determined.

CONSOLIDATED STATEMENTS OF

Earnings, Comprehensive Earnings and Retained Earnings

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES (in thousands except per share data)

	For the year ended December 31,
	2010	2009	2008
Net product sales	$517,149	$495,592	$492,051
Rental and royalty revenue	4,299	3,739	3,965
Total revenue	521,448	499,331	496,016
Product cost of goods sold	348,313	318,645	333,314
Rental and royalty cost	1,088	852	921
Total costs	349,401	319,497	334,235
Product gross margin	168,836	176,947	158,737
Rental and royalty gross margin	3,211	2,887	3,044
Total gross margin	172,047	179,834	161,781
Selling, marketing and administrative expenses	106,316	103,755	95,254
Impairment charges	—	14,000	—
Earnings from operations	65,731	62,079	66,527
Other income (expense), net	8,358	2,100	(10,618)
Earnings before income taxes	74,089	64,179	55,909
Provision for income taxes	20,375	10,301	16,594
Net earnings	$53,714	$53,878	$39,315

Net earnings	$53,714	$53,878	$39,315
Other comprehensive earnings (loss)	1,183	2,845	(3,514)
Comprehensive earnings	$54,897	$56,723	$35,801

Retained earnings at beginning of year	$148,582	$145,123	$158,465
Net earnings	53,714	53,878	39,315
Cash dividends	(18,078)	(17,790)	(17,492)
Stock dividends	(46,806)	(32,629)	(35,165)
Retained earnings at end of year	$137,412	$148,582	$145,123

Earnings per share	$0.94	$0.93	$0.67

Average Common and Class B Common shares outstanding	56,997	57,738	58,464

(The accompanying notes are an integral part of these statements.)

CONSOLIDATED STATEMENTS OF

Financial Position

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES (in thousands)

	December 31,
Assets	2010	2009

CURRENT ASSETS:
Cash and cash equivalents	$115,976	$90,990
Investments	7,996	8,663
Accounts receivable trade, less allowances of $1,531 and $2,356	37,394	37,512
Other receivables	9,961	8,397
Inventories:
Finished goods and work-in-process	36,935	35,570
Raw materials and supplies	22,141	20,817
Prepaid expenses	6,499	8,562
Deferred income taxes	689	1,367
Total current assets	237,591	211,878
PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	21,619	21,559
Buildings	102,934	102,374
Machinery and equipment	307,178	296,787
Construction in progress	9,243	6,877
	440,974	427,597
Less—Accumulated depreciation	225,482	206,876
Net property, plant and equipment	215,492	220,721
OTHER ASSETS:
Goodwill	73,237	73,237
Trademarks	175,024	175,024
Investments	64,461	58,136
Split dollar officer life insurance	74,441	74,642
Prepaid expenses	6,680	8,068
Equity method investment	4,254	4,961
Deferred income taxes	9,203	11,580
Total other assets	407,300	405,648
Total assets	$860,383	$838,247

(The accompanying notes are an integral part of these statements.)

(in thousands except per share data)

	December 31,
Liabilities and Shareholders’ Equity	2010	2009

CURRENT LIABILITIES:
Accounts payable	$9,791	$9,140
Dividends payable	4,529	4,458
Accrued liabilities	44,185	42,468
Total current liabilities	58,505	56,066
NONCURRENT LIABILITES:
Deferred income taxes	48,743	44,582
Postretirement health care and life insurance benefits	20,689	16,674
Industrial development bonds	7,500	7,500
Liability for uncertain tax positions	9,835	18,447
Deferred compensation and other liabilities	46,157	39,839
Total noncurrent liabilities	132,924	127,042
SHAREHOLDERS’ EQUITY:
Common Stock, $.69-4/9 par value—120,000 shares authorized—36,057 and 35,802, respectively, issued	25,040	24,862
Class B Common Stock, $.69-4/9 par value—40,000 shares authorized— 20,466 and 19,919, respectively, issued	14,212	13,833
Capital in excess of par value	505,495	482,250
Retained earnings, per accompanying statement	137,412	148,582
Accumulated other comprehensive loss	(11,213)	(12,396)
Treasury stock (at cost)—69 shares and 67 shares, respectively	(1,992)	(1,992)
Total shareholders’ equity	668,954	655,139
Total liabilities and shareholders’ equity	$860,383	$838,247

CONSOLIDATED STATEMENTS OF

Cash Flows

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES (in thousands)

	For the year ended December 31,
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$53,714	$53,878	$39,315
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	18,279	17,862	17,036
Impairment charges	—	14,000	—
Impairment of equity method investment	—	4,400	—
Loss from equity method investment	342	233	477
Other than temporary impairment	—	—	5,140
Amortization of marketable securities	522	320	396
Changes in operating assets and liabilities:
Accounts receivable	717	(5,899)	(261)
Other receivables	(2,373)	(2,088)	(33)
Inventories	(2,468)	(675)	1,352
Prepaid expenses and other assets	4,936	5,203	(15,139)
Accounts payable and accrued liabilities	2,180	(2,755)	967
Income taxes payable and deferred	2,692	(12,134)	8,104
Postretirement health care and life insurance benefits	6,601	1,028	3,394
Deferred compensation and other liabilities	(2,647)	3,316	(2,385)
Other	310	305	(830)
Net cash provided by operating activities	82,805	76,994	57,533
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(12,813)	(20,831)	(34,355)
Net purchases of trading securities	(2,902)	(1,713)	(491)
Purchase of available for sale securities	(9,301)	(11,331)	(33,977)
Sale and maturity of available for sale securities	8,208	17,511	61,258
Net cash used in investing activities	(16,808)	(16,364)	(7,565)
CASH FLOWS FROM FINANCING ACTIVITIES:
Shares purchased and retired	(22,881)	(20,723)	(21,109)
Dividends paid in cash	(18,130)	(17,825)	(17,557)
Net cash used in financing activities	(41,011)	(38,548)	(38,666)
Increase in cash and cash equivalents	24,986	22,082	11,302
Cash and cash equivalents at beginning of year	90,990	68,908	57,606
Cash and cash equivalents at end of year	$115,976	$90,990	$68,908
Supplemental cash flow information:
Income taxes paid	$20,586	$22,364	$12,728
Interest paid	$49	$182	$252
Stock dividend issued	$46,683	$32,538	$35,042

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

Revenue recognition:

Products are sold to customers based on accepted purchase orders which include quantity, sales price and other relevant terms of sale. Revenue, net of applicable provisions for discounts, returns, allowances and certain advertising and promotional costs, is recognized when products are delivered to customers and collectability is reasonably assured. Shipping and handling costs of $43,034, $38,628, and $45,570 in 2010, 2009 and 2008, respectively, are included in selling, marketing and administrative expenses. Accounts receivable are unsecured. Revenues from a major customer aggregated approximately 21.4%, 22.9% and 23.5% of net product sales during the years ended December 31, 2010, 2009 and 2008, respectively.

Cash and cash equivalents:

The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Investments:

Investments consist of various marketable securities with maturities of generally up to three years. The Company classifies debt and equity securities as either available for sale or trading. Available for sale securities are not actively traded by the Company and are carried at fair value. The Company follows current fair value measurement guidance and unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders’ equity, net of applicable taxes, until realized or other than temporarily impaired. Trading securities relate to deferred compensation arrangements and are carried at fair value with gains or losses included in other income (expense), net. The Company invests in trading securities to economically hedge changes in its deferred compensation liabilities.

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

Derivative instruments and hedging activities:

Authoritative guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of derivative instruments and related gains and losses, and disclosures about credit-risk-related contingent features in derivative agreements.

From time to time, the Company enters into commodity futures, commodity options contracts and foreign currency forward contracts. Commodity futures and options are intended and are effective as hedges of market price risks associated with the anticipated purchase of certain raw materials (primarily sugar). Foreign currency forward contracts are intended and are effective as hedges of the Company’s exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of products manufactured in Canada and sold in the United States, and periodic equipment purchases from foreign suppliers denominated in a foreign currency. The Company does not engage in trading or other speculative use of derivative instruments. Further information regarding derivative instruments and hedging activities is included in Note 11 to the Consolidated Financial Statements.

Inventories:

Inventories are stated at cost, not to exceed market. The cost of substantially all of the Company’s inventories ($55,287 and $53,724 at December 31, 2010 and 2009, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $16,955 and $13,107 at December 31, 2010 and 2009, respectively. The cost of certain foreign inventories ($3,789 and $2,663 at December 31, 2010 and 2009, respectively) has been determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from vendors related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Property, plant and equipment:

Depreciation is computed for financial reporting purposes by use of the straight-line method based on useful lives of 20 to 35 years for buildings and 5 to 20 years for machinery and equipment. Depreciation expense was $18,279, $17,862 and $17,036 in 2010, 2009 and 2008, respectively.

Carrying value of long-lived assets:

The Company reviews long-lived assets to determine if there are events or circumstances indicating that the amount of the asset reflected in the Company’s balance sheet may not be recoverable. When such indicators are present, the Company compares the carrying value of the long-lived asset, or asset group, to the future undiscounted cash flows of the underlying assets to determine if an impairment exists. If applicable, an impairment charge would be recorded to write down the carrying value to its fair value. The determination of fair value involves the use of estimates of future cash flows that involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance, and economic conditions. No impairment charges of long-lived assets were recorded by the Company during 2010, 2009 and 2008.

Postretirement health care and life insurance benefits:

The Company provides certain postretirement health care and life insurance benefits. The cost of these postretirement benefits is accrued during employees’ working careers. The Company also provides split dollar life benefits to certain executive officers. The Company records an asset equal to the cumulative insurance premiums paid that will be recovered upon the death of covered employees or earlier under the terms of the plan. No premiums were paid in 2010, 2009 and 2008.

Goodwill and intangible assets:

In accordance with authoritative guidance, goodwill and intangible assets with indefinite lives are not amortized, but rather tested for impairment at least annually unless certain interim triggering events or circumstances require more frequent testing. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. The Company has completed its annual impairment testing of its goodwill and trademarks at December 31 of each of the years presented. As of December 31, 2009, management ascertained that certain trademarks were impaired, and recorded a pre-tax charge of $14,000. No impairments of intangibles were recorded in 2010 and 2008.

This determination is made by comparing the carrying value of the asset with its estimated fair value, which is calculated using estimates including discounted projected future cash flows. If the carrying value exceeds the fair value, a second step would measure the carrying value and implied fair value of goodwill. Management believes that all assumptions used for the impairment tests are consistent with those utilized by market participants performing similar valuations.

Income taxes:

Deferred income taxes are recorded and recognized for future tax effects of temporary differences between financial and income tax reporting. The Company records valuation allowances in situations where the realization of deferred tax assets is not more-likely-than-not. Federal income taxes are provided on the portion of income of foreign subsidiaries that is expected to be remitted to the U.S. and become taxable, but not on the portion that is considered to be permanently invested in the foreign subsidiary.

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

Equity method investment:

The Company’s 50% interest in two foreign companies is accounted for using the equity method. The Company records an increase in its investment to the extent of its share of earnings, and reduces its investment to the extent of losses and dividends received. No dividends were paid in 2010, 2009 and 2008.

As of December 31, 2009, management determined that the fair value of the asset was less than the carrying value. As a result, the Company recorded a pre-tax impairment charge of $4,400 in the fourth quarter 2009, resulting in an adjusted carrying value of $4,961 as of December 31, 2009. The fair value was primarily assessed using the present value of estimated future cash flows. No impairments were recorded in 2010 and 2008.

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

Revision:

During 2010, the Company identified certain liabilities for uncertain tax positions that should not have been recorded based on a reevaluation of the related facts. Management has concluded that the effects of the correcting adjustments were not material to the Company’s previously issued quarterly and annual financial statements. The Company has revised the previously issued financial statements in this annual report and in future filings. The revised financial statements reflect an increase in retained earnings at the beginning of the year 2008 of $1,713. The revised financial statements also reflect changes to the provision for income tax expense which resulted in an increase (decrease) in net earnings of $(772), $403, and $538, for the first nine months of 2010, twelve months 2009, and twelve months 2008, respectively.

Recent accounting pronouncements:

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, “Improving Disclosures about Fair Value Measurements”. ASU 2010-06 requires additional disclosures about fair value measurements including transfers in and out of Levels 1 and 2 and a higher level of disaggregation for the different types of financial instruments. For the reconciliation of Level 3 fair value measurements, information about purchases, sales, issuances and settlements are presented separately. This standard is effective for interim and annual reporting periods beginning after December 15, 2009 with the exception of revised Level 3 disclosure requirements which are effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted the provisions of the standard on January 1, 2010, which did not have a material impact on its Consolidated Financial Statements.

In June 2009, the FASB issued Accounting Standards Codification (ASC) 810, “Consolidation”, regarding the consolidation of variable interest entities (formerly SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”). ASC 810 is intended to improve financial reporting by providing additional guidance to companies involved with variable interest entities and by requiring additional disclosures about a company’s involvement in variable interest entities. This standard is effective for interim and annual periods beginning after November 15, 2009. The Company adopted the provisions of the standard on January 1, 2010, which had no impact on its Consolidated Financial Statements.

NOTE 2—ACCRUED LIABILITIES:

Accrued liabilities are comprised of the following:

	December 31,
	2010	2009
Compensation	$9,750	$9,254
Other employee benefits	2,030	2,309
Taxes, other than income	1,966	1,899
Advertising and promotions	20,775	19,350
Other	9,664	9,656
	$44,185	$42,468

NOTE 3—INDUSTRIAL DEVELOPMENT BONDS:

Industrial development bonds are due in 2027. The average floating interest rate was 0.4% and 0.5% in 2010 and 2009, respectively. See Note 10 to the Consolidated Financial Statements for fair value disclosures.

NOTE 4—INCOME TAXES:

The domestic and foreign components of pretax income are as follows:

	2010	2009	2008
Domestic	$60,329	$69,779	$50,313
Foreign	13,760	(5,600)	5,596
	$74,089	$64,179	$55,909

The provision for income taxes is comprised of the following:

	2010	2009	2008
Current:
Federal	$10,251	$21,836	$6,318
Foreign	806	500	502
State	1,455	1,665	355
	12,512	24,001	7,175
Deferred:
Federal	5,992	(23)	8,733
Foreign	2,518	(12,987)	264
State	(647)	(690)	422
	7,863	(13,700)	9,419
	$20,375	$10,301	$16,594

Significant components of the Company’s net deferred tax liability at year end were as follows:

	December 31,
	2010	2009
Deferred tax assets:
Accrued customer promotions	$1,634	$4,475
Deferred compensation	11,602	10,667
Postretirement benefits	6,596	5,983
Other accrued expenses	5,475	5,705
Foreign subsidiary tax loss carry forward	16,582	14,001
Tax credit carry forward	978	1,286
Unrealized capital loss	6,566	6,393
	49,433	48,510
Valuation reserve	(686)	(912)
Total deferred tax assets	$48,747	$47,598

	December 31,
	2010	2009
Deferred tax liabilities:
Depreciation	$32,376	$29,657
Deductible goodwill and trademarks	35,790	30,585
Accrued export company commissions	4,532	4,179
Employee benefit plans	3,506	4,437
Inventory reserves	2,749	2,311
Prepaid insurance	377	363
Accounts receivable	624	57
Deferred gain on sale of real estate	7,644	7,644
Total deferred tax liabilities	$87,598	$79,233
Net deferred tax liability	$38,851	$31,635

At December 31, 2010, the tax benefits of foreign subsidiary tax loss carry forwards expiring by year are as follows: $1,144 in 2014, $2,732 in 2015, $375 in 2026, $654 in 2027, $6,726 in 2028, $4,808 in 2029 and $143 in 2030.

Also at December 31, 2010, the amounts of the foreign subsidiary tax credit carry forwards expiring by year are as follows: $146 in 2011, $146 in 2012, $141 in 2013, $136 in 2014, $136 in 2015, $136 in 2016 and $137 in 2017. A valuation allowance has been established for these carry forward credits to reduce the future income tax benefits to amounts expected to be realized.

The effective income tax rate differs from the statutory rate as follows:

	2010	2009	2008
U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net	1.0	1.7	1.0
Exempt municipal bond interest	(0.4)	(0.6)	(1.9)
Foreign tax rates	(1.9)	(4.8)	(0.7)
Release of prior period valuation allowances	—	(13.1)	—
Qualified domestic production activities deduction	(2.6)	(2.0)	(1.4)
Tax credits receivable	(0.2)	(0.4)	(1.3)
Reserve for uncertain tax benefits	(2.3)	1.3	(0.4)
Other, net	(1.1)	(1.0)	(0.6)
Effective income tax rate	27.5%	16.1%	29.7%

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

In December of 2008, a new U.S./Canada income tax treaty (Treaty) was ratified which effectively denies certain inter-company interest benefits to the U.S. shareholder of a Canadian company. Accordingly, in December of 2009, the Company decided to recapitalize its Canadian operations effective January 1, 2010. During the fourth quarter of 2009, the Company considered all of the evidence and relevant accounting guidance related to this recapitalization and based on reasonable assumptions, the Company concluded that it was more-likely-than-not that it would realize substantially all of the deferred tax assets related to the Canadian net operating loss carry forward benefits because it is expected that sufficient levels of income will be generated in the foreseeable future. As a result, the Company released $8.4 million of prior period valuation allowances and $2.3 million of allowances that were provided through the first nine months of 2009.

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

The Company has not provided for U.S. federal or foreign withholding taxes on $4,787 and $5,294 of foreign subsidiaries’ undistributed earnings as of December 31, 2010 and December 31, 2009, respectively, because such earnings are considered to be permanently reinvested. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

The Company adopted the provisions of the authoritative guidance relating to unrecognized tax benefits effective January 1, 2007. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes on the Consolidated Statements of Earnings.

At December 31, 2010 and 2009, the Company had unrecognized tax benefits of $8,138 and $14,370, respectively. Included in this balance is $4,949 and $6,373, respectively, of unrecognized tax benefits that, if recognized, would favorably affect the annual effective income tax rate. As of December 31, 2010 and 2009, $1,697 and $4,077, respectively, of interest and penalties were included in the liability for uncertain tax positions.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	2010	2009	2008
Unrecognized tax benefits at January 1	$14,370	$13,069	$14,273
Increases in tax positions for the current year	632	2,661	651
Reductions in tax positions for lapse of statute of limitations	(1,122)	(514)	(947)
Reductions in tax positions for withdrawal of positions previously taken	(5,256)	—	—
Reductions in tax positions for effective settlements	(486)	(846)	(908)
Unrecognized tax benefits at December 31	$8,138	$14,370	$13,069

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The Company remains subject to examination by U.S. federal and state and foreign tax authorities for the years 2007 through 2009. With few exceptions, the Company is no longer subject to examinations by tax authorities for the year 2006 and prior.

The Company is not currently subject to a U.S. federal examination. The Company’s Canadian subsidiary is currently subject to examination by the Canada Revenue Agency for tax years 2005 and 2006. The Company is unable to determine the outcome of the examination at this time. In addition, the Company is currently subject to various state tax examinations. Two of those state examinations have been effectively settled and the corresponding liability for unrecognized tax benefits has been reduced. Although the Company is unable to determine the ultimate outcome of the ongoing examinations, the Company believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

Beginning in 2008, statutory income tax rates in Canada will be reduced five percentage points with the final rate reduction coming in 2014. Accordingly in 2009, the Company’s Canadian subsidiary has revalued its deferred tax assets and liabilities based on the rate in effect for the year the differences are expected to reverse.

NOTE 5—SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

	Common Stock		Class B Common Stock		Treasury Stock		Capital in Excess of Par
	Shares	Amount	Shares	Amount	Shares	Amount	Value
	(000’s)		(000’s)		(000’s)
Balance at January 1, 2008	35,404	$24,586	18,892	$13,120	(63)	$(1,992)	$457,491
Issuance of 3% stock dividend	1,043	724	565	391	(2)	—	33,927
Conversion of Class B common shares to common shares	100	69	(100)	(69)	—	—	—
Purchase and retirement of common shares	(889)	(617)	—	—	—	—	(20,491)
Balance at December 31, 2008	35,658	24,762	19,357	13,442	(65)	(1,992)	470,927
Issuance of 3% stock dividend	1,064	739	580	403	(2)	—	31,396
Conversion of Class B common shares to common shares	18	12	(18)	(12)	—	—	—
Purchase and retirement of common shares	(938)	(651)	—	—	—	—	(20,073)
Balance at December 31, 2009	35,802	24,862	19,919	13,833	(67)	(1,992)	482,250
Issuance of 3% stock dividend	1,070	743	597	414	(2)	—	45,526
Conversion of Class B common shares to common shares	50	35	(50)	(35)	—	—	—
Purchase and retirement of common shares	(865)	(600)	—	—	—	—	(22,281)
Balance at December 31, 2010	36,057	$25,040	20,466	$14,212	(69)	$(1,992)	$505,495

Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends.

While the Company does not have a formal or publicly announced Company Common Stock purchase program, the Company’s board of directors periodically authorizes a dollar amount for such share purchases.

Based upon this policy, shares were purchased and retired as follows:

Year	Total Number of Shares Purchased	Average Price Paid Per Share
2010	865	$26.41
2009	938	$22.05
2008	889	$23.71

NOTE 6—OTHER INCOME (EXPENSE), NET:

Other income (expense), net is comprised of the following:

	2010	2009	2008
Interest and dividend income	$879	$1,439	$3,451
Gains (losses) on trading securities relating to deferred compensation plans	3,364	4,524	(7,334)
Interest expense	(142)	(243)	(378)
Impairment of equity method investment	—	(4,400)	—
Equity method investment loss	(342)	(233)	(477)
Foreign exchange gains (losses)	4,090	951	(963)
Other than temporary impairment	—	—	(5,140)
Capital gains (losses)	(28)	(38)	88
Miscellaneous, net	537	100	135
	$8,358	$2,100	$(10,618)

As of December 31, 2009, management determined that the carrying value of an equity method investment was impaired as a result of accumulated losses from operations and review of future expectations. The Company recorded a pre-tax impairment charge of $4,400 resulting in an adjusted carrying value of $4,961 as of December 31, 2009. The fair value was primarily assessed using the present value of estimated future cash flows.

NOTE 7—EMPLOYEE BENEFIT PLANS:

Pension plans:

The Company sponsors defined contribution pension plans covering certain non-union employees with over one year of credited service. The Company’s policy is to fund pension costs accrued based on compensation levels. Total pension expense for 2010, 2009 and 2008 approximated $4,196, $4,178 and $3,944, respectively. The Company also maintains certain profit sharing and retirement savings-investment plans. Company contributions in 2010, 2009 and 2008 to these plans were $1,043, $1,011 and $1,003, respectively.

The Company also contributes to multi-employer defined benefit pension plans for its union employees. Such contributions aggregated $1,923, $1,633 and $1,392 in 2010, 2009 and 2008, respectively. Although the Company has been advised that the plan is currently in an underfunded status, the relative position of each employer associated with the multi-employer plan with respect to the actuarial present value of benefits and net plan assets is not determinable by the Company.

Deferred compensation:

The Company sponsors three deferred compensation plans for selected executives and other employees: (i) the Excess Benefit Plan, which restores retirement benefits lost due to IRS limitations on contributions to tax-qualified plans, (ii) the Supplemental Plan, which allows eligible employees to defer the receipt of eligible compensation until designated future dates and (iii) the Career Achievement Plan, which provides a deferred annual incentive award to selected executives. Participants in these plans earn a return on amounts due them based on several investment options, which mirror returns on underlying investments (primarily mutual funds). The Company economically hedges its obligations under the plans by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2010 and 2009, these investments totaled $38,504 and $32,238, respectively. All gains and losses in these investments, which are recorded in other income (expense), net, are equally offset by corresponding increases and decreases in the Company’s deferred compensation liabilities.

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

Amounts recognized in accumulated other comprehensive loss (pre-tax) at December 31, 2010 are as follows:

Prior service credit	$(751)
Net actuarial loss	4,983
Net amount recognized in accumulated other comprehensive loss	$4,232

The estimated actuarial loss and prior service credit to be amortized from accumulated other comprehensive income into net periodic benefit cost during 2011 are $626 and $(125), respectively.

The changes in the accumulated postretirement benefit obligation at December 31, 2010 and 2009 consist of the following:

	December 31
	2010	2009
Benefit obligation, beginning of year	$16,674	$15,468
Service cost	696	704
Interest cost	958	853
Actuarial (gain)/loss	2,714	(38)
Benefits paid	(353)	(313)
Benefit obligation, end of year	$20,689	$16,674

Net periodic postretirement benefit cost included the following components:

	2010	2009	2008
Service cost—benefits attributed to service during the period	$696	$704	$646
Interest cost on the accumulated postretirement benefit obligation	958	853	740
Net amortization	128	140	33
Net periodic postretirement benefit cost	$1,782	$1,697	$1,419

For measurement purposes, the 2011 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 8.0% for pre-age 65 retirees, post 65 retirees and for prescription drugs; these rates were assumed to decrease gradually to 5.0% for 2018 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 5.47% and 5.84% at December 31, 2010 and 2009, respectively.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

	1% Increase	1% Decrease
Postretirement benefit obligation	$3,065	$(2,513)
Total of service and interest cost components	$272	$(221)

The Company estimates future benefit payments will be $531, $643, $785, $937 and $1,050 in 2011 through 2015, respectively, and a total of $6,880 in 2016 through 2020. The future benefit payments are net of the annual Medicare Part D subsidy of approximately $1,230 beginning in 2011.

NOTE 8—COMMITMENTS:

Rental expense aggregated $1,152, $1,180 and $1,311 in 2010, 2009 and 2008, respectively.

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

The following geographic data includes net product sales summarized on the basis of the customer location and long-lived assets based on their physical location:

	2010	2009	2008
Net product sales:
United States	$471,714	$455,517	$448,268
Foreign	45,435	40,075	43,783
	$517,149	$495,592	$492,051
Long-lived assets:
United States	$172,087	$176,044	$172,299
Foreign	43,405	44,677	45,329
	$215,492	$220,721	$217,628

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

As of December 31, 2010 and 2009, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. These included derivative hedging instruments related to the foreign currency forward contracts and purchase of certain raw materials, investments in trading securities and available for sale securities, including an ARS. The Company’s available for sale and trading securities principally consist of municipal bonds and mutual funds that are publicly traded.

The following tables present information about the Company’s financial assets measured at fair value as of December 31, 2010 and 2009, and indicate the fair value hierarchy and the valuation techniques utilized by the Company to determine such fair value:

	Estimated Fair Value December 31, 2010
	Total	Input Levels Used
	Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	$115,976	$115,976	$—	$—
	6,775	—	—	6,775
Available-for-sale securities, excluding ARS	27,178	—	27,178	—
Foreign currency forward contracts	942	942	—	—
Commodity futures contracts	2,310	2,310	—	—
Commodity options contracts	5,369	5,369	—	—
Trading securities	38,504	38,504	—	—
Total assets measured at fair value	$197,054	$163,101	$27,178	$6,775

	Estimated Fair Value December 31, 2009
	Total	Input Levels Used
	Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	$90,990	$90,990	$—	$—
	7,710	—	—	7,710
Available-for-sale securities, excluding ARS	26,851	—	26,851	—
Foreign currency forward contracts	3,674	3,674	—	—
Commodity option contracts	1,686	1,686	—	—
Trading securities	32,238	32,238	—	—
Total assets measured at fair value	$163,149	$128,588	$26,851	$7,710

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

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses, realized losses and amortized cost basis of the Company’s investment portfolio by major security type is as follows:

	December 31, 2010
	Amortized	Fair	Unrealized		Realized
Available for Sale:	Cost	Value	Gains	Losses	Losses
ARS	$8,410	$6,775	$—	$(1,635)	$—
Municipal bonds	27,073	27,122	49	—	—
Mutual funds	56	56	—	—	—
	$35,539	$33,953	$49	$(1,635)	$—

	December 31, 2009
	Amortized	Fair	Unrealized		Realized
Available for Sale:	Cost	Value	Gains	Losses	Losses
	$8,410	$7,710	$—	$(700)	$—
Municipal bonds	26,502	26,793	291	—	—
Mutual funds	56	58	2	—	—
	$34,968	$34,561	$293	$(700)	$—

As of December 31, 2010, the Company’s long-term investments included an ARS, Jefferson County Alabama Sewer Revenue Refunding Warrants, reported at a fair value of $6,775, after reflecting a $5,140 other-than-temporary impairment and a $1,635 temporary, as defined, decline in market value against its $13,550 par value. This other-than-temporary impairment was recorded in other income (expense), net in 2008. In 2008, this ARS was determined to be other-than-temporarily impaired due to the duration and severity of the decline in fair value. The Company estimated the fair value of this ARS utilizing a valuation model with Level 3 inputs.

This valuation model considered, among other items, the credit risk of the collateral underlying the ARS, the credit risk of the bond insurer, interest rates, and the amount and timing of expected future cash flows including the Company’s assumption about the market expectation of the next successful auction. See also the Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding Jefferson County ARS.

The Company classified this ARS as non-current and has included it in long-term investments on the Consolidated Statements of Financial Position at December 31, 2010 and 2009, because the Company believes that the current condition of the ARS market may take more than twelve months to improve.

The following table presents additional information about the Company’s financial instruments (all ARS) measured at fair value on a recurring basis using Level 3 inputs at December 31, 2010 and 2009:

	2010	2009
Balance at January 1	$7,710	$8,410
Unrealized loss recognized in other comprehensive loss	(935)	(700)
Balance at December 31	$6,775	$7,710

The $7,500 carrying amount of the Company’s industrial revenue development bonds at December 31, 2010 and 2009 approximates its estimated fair value as the bonds have a floating interest rate.

In addition to assets and liabilities that are recorded at fair value on a recurring basis, guidance requires the Company to record assets and liabilities at fair value on a nonrecurring basis generally as a result of impairment charges. Assets measured at fair value on a nonrecurring basis during 2009 are summarized below:

	Twelve Months Ended December 31, 2009
	Pre-Impairment	2009		Level Used to Determine
	Cost	Impairment	New Cost	New Cost Basis
	Basis	Charge	Basis	Level 1	Level 2	Level 3
Equity method investment	$9,361	$4,400	$4,961	$—	$—	$4,961
Trademarks	189,024	14,000	175,024	—	—	175,024
Total	$198,385	$18,400	$179,985	$—	$—	$179,985

As discussed in Note 6, during the fourth quarter of 2009 the Company recognized an impairment of $4,400 in an equity method investment based on Level 3 inputs.

As discussed in Note 13, during the fourth quarter of 2009 the Company recognized a trademark impairment of $14,000 based on Level 3 inputs.

NOTE 11—DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES:

From time to time, the Company uses derivative instruments, including foreign currency forward contracts, commodity futures contracts and commodity option contracts, to manage its exposures to foreign exchange and commodity prices. Commodity futures contracts and most commodity option contracts are intended and effective as hedges of market price risks associated with the anticipated purchase of certain raw materials (primarily sugar). Foreign currency forward contracts are intended and effective as hedges of the Company’s exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of products manufactured in Canada and sold in the United States, and periodic equipment purchases from foreign suppliers denominated in a foreign currency. The Company does not engage in trading or other speculative use of derivative instruments.

The Company recognizes all derivative instruments as either assets or liabilities at fair value in the Consolidated Statements of Financial Position. Derivative assets are recorded in other receivables and derivative liabilities are recorded in accrued liabilities. The Company uses either hedge accounting or mark-to-market accounting for its derivative instruments. Derivatives that qualify for hedge accounting are designated as cash flow hedges by formally documenting the hedge relationships, including identification of the hedging instruments, the hedged items and other critical terms, as well as the Company’s risk management objectives and strategies for undertaking the hedge transaction.

Changes in the fair value of the Company’s cash flow hedges are recorded in accumulated other comprehensive loss, net of tax, and are reclassified to earnings in the periods in which earnings are affected by the hedged item. Substantially all amounts reported in accumulated other comprehensive loss for commodity derivatives are expected to be reclassified to cost of goods sold. Substantially all amounts reported in accumulated other comprehensive loss for foreign currency derivatives are expected to be reclassified to other income (expense), net.

The following table summarizes the Company’s outstanding derivative contracts and their effects on its Consolidated Statements of Financial Position at December 31, 2010 and 2009:

December 31, 2010

	Notional Amounts	Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign currency forward contracts	$3,572	$942	$—
Commodity futures contracts	4,407	2,310	—
Commodity option contracts	10,344	5,481	(112)
Total derivatives designated as hedges		8,733	(112)
Derivatives not designated as hedging instruments:
Commodity option contracts	—	—	—
Total derivatives not designated as hedges		—	—
Total derivatives		$8,733	$(112)

December 31, 2009

	Notional Amounts	Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign currency forward contracts	$17,772	$3,674	$—
Commodity futures contracts	—	—
Commodity option contracts	—	—
Total derivatives designated as hedges		3,674	—
Derivatives not designated as hedging instruments:
Commodity option contracts	12,405	1,896	(210)
Total derivatives not designated as hedges		1,896	(210)
Total derivatives		$5,570	$(210)

The effects of derivative instruments on the Company’s Consolidated Statement of Earnings, Comprehensive Earnings and Retained Earnings for years ended December 31, 2010 and 2009 are as follows:

	For Year Ended December 31, 2010
	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Earnings	Gain (Loss) on Amount Excluded from Effectiveness Testing Recognized in Earnings
Foreign currency forward contracts	$467	$3,199	$—
Commodity futures contracts	2,120	(191)	—
Commodity option contracts	4,726	(357)	—
Total	$7,313	$2,651	$—

	For Year Ended December 31, 2009
	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Earnings	Gain (Loss) on Amount Excluded from Effectiveness Testing Recognized in Earnings
Foreign currency forward contracts	$4,354	$989	$—
Commodity futures contracts	(13)	26	—
Commodity option contracts	—	—	—
Total	$4,341	$1,015	$—

For the years ended December 31, 2010 and 2009, the Company recognized loss of $1,613 and gain of $1,581 in earnings, respectively, related to mark-to-market accounting for certain commodity option contracts.

NOTE 12—COMPREHENSIVE EARNINGS (LOSS):

The following table sets forth information with respect to accumulated other comprehensive earnings (loss):

	Foreign	Unrealized Gain (Loss) on			Accumulated
	Currency Translation Adjustment	Investments	Derivatives	Postretirement and Pension Benefits	Other Comprehensive Earnings (Loss)
Balance at January 1, 2008	$(11,496)	$108	$196	$(535)	$(11,727)
Unrealized gains (losses)	(2,296)	(4,923)	504	(1,484)	(8,199)
(Gains) losses reclassified to net earnings	—	5,055	(467)	—	4,588
Tax effect	(500)	(49)	(13)	659	97
Net of tax amount	(2,796)	83	24	(825)	(3,514)
Balance at December 31, 2008	(14,292)	191	220	(1,360)	(15,241)
Unrealized gains (losses)	1,183	(709)	4,341	109	4,924
(Gains) losses reclassified to net earnings	—	—	(1,015)	—	(1,015)
Tax effect	(118)	263	(1,232)	23	(1,064)
Net of tax amount	1,065	(446)	2,094	132	2,845
Balance at December 31, 2009	(13,227)	(255)	2,314	(1,228)	(12,396)
Unrealized gains (losses)	856	(1,179)	7,313	(3,007)	3,983
(Gains) losses reclassified to net earnings	—	—	(2,651)	—	(2,651)
Tax effect	135	435	(1,724)	1,005	(149)
Net of tax amount	991	(744)	2,938	(2,002)	1,183
Balance at December 31, 2010	$(12,236)	$(999)	$5,252	$(3,230)	$(11,213)

NOTE 13—GOODWILL AND INTANGIBLE ASSETS:

All of the Company’s intangible indefinite-lived assets are trademarks.

The changes in the carrying amount of trademarks for 2010 and 2009 were as follows:

	2010	2009
Original cost	$193,767	$193,767
Accumulated impairment losses as of January 1	(18,743)	(4,743)
Balance at January 1	$175,024	$189,024
Current year impairment losses	—	(14,000)
Balance at December 31	$175,024	$175,024
Accumulated impairment losses as of December 31	$(18,743)	$(18,743)

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

The Company has no accumulated impairment losses of goodwill.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of earnings, comprehensive earnings and retained earnings, and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 2010 and December 31, 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting on page 27 of the 2010 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Chicago, IL

March 1, 2011

Performance Graph

The following performance graph compares the cumulative total shareholder return on the Company’s Common Stock for a five-year period (December 31, 2005 to December 31, 2010) with the cumulative total return of Standard & Poor’s 500 Stock Index (“S&P 500”) and the Dow Jones Industry Food Index (“Peer Group,” which includes the Company), assuming (i) $100 invested on December 31 of the first year of the chart in each of the Company’s Common Stock, S&P 500 and the Dow Jones Industry Food Index and (ii) the reinvestment of dividends.

Management’s Report on Internal Control Over

Financial Reporting

The management of Tootsie Roll Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 (SEC) Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 as required by SEC Rule 13a-15(c). In making this assessment, we used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2010.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 26.

Tootsie Roll Industries, Inc.

Chicago, Illinois

March 1, 2011

Quarterly Financial Data (Unaudited)

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

	(Thousands of dollars except per share data)
2010	First	Second	Third	Fourth	Year
Net product sales	$103,244	$105,026	$191,045	$117,834	$517,149
Product gross margin	35,121	35,666	62,024	36,025	168,836
Net earnings	9,204	8,447	26,484	9,579	53,714
Net earnings per share	0.16	0.15	0.47	0.17	0.94

2009
Net product sales	$94,054	$107,812	$183,408	$110,318	$495,592
Product gross margin	33,335	39,005	65,701	38,906	176,947
Net earnings	8,455	10,510	27,153	7,760	53,878
Net earnings per share	0.15	0.18	0.47	0.14	0.93

The four quarters and full year results of 2009 and the results for the first three quarters of 2010 reflect revisions of net earnings and net earnings per share as discussed in Note 1 to the Consolidated Financial Statements. Net earnings reflect increases (decreases) of $135, $172, $(94), $190, $119, $(24) and $(867) for the first through fourth quarters of 2009 and first through third quarters of 2010, respectively, and an increase of $403 in the full year results of 2009 for revisions to the provision for income taxes.

The 2009 fourth quarter net earnings included the release of tax valuation allowances, charges related to the impairment of an equity method investment and impairment charges related to certain trademarks as discussed in Notes 4, 6 and 13 to the Consolidated Financial Statements, respectively.

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year and revision of net earnings as discussed above. The sum of the per share amounts may not equal annual amounts due to rounding.

2010-2009 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICES AND DIVIDENDS PER SHARE

STOCK PRICES*

	2010		2009
	High	Low	High	Low
1st Qtr	$28.24	$25.88	$25.77	$19.46
2nd Qtr	$28.04	$23.65	$24.42	$21.82
3rd Qtr	$25.95	$23.34	$24.64	$22.67
4th Qtr	$29.84	$24.64	$28.06	$23.60

*NYSE - Closing Price

Estimated Number of shareholders at February 2011:
Common Stock	18,000
Class B Common Stock	5,000

DIVIDENDS

	2010	2009
1st Qtr	$.08	$.08
2nd Qtr	$.08	$.08
3rd Qtr	$.08	$.08
4th Qtr	$.08	$.08

NOTE: In addition to the above cash dividends, a 3% stock dividend was issued on April 8, 2010 and April 9, 2009. Cash dividends are restated to reflect 3% stock dividends.

Five Year Summary of Earnings and Financial Highlights

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(Thousands of dollars except per share, percentage and ratio figures)

(See management’s comments starting on page 5)	2010	2009	2008	2007	2006
Sales and Earnings Data (2)(3)(4)(5)
Net product sales	$517,149	$495,592	$492,051	$492,742	$495,990
Product gross margin	168,836	176,947	158,737	165,047	184,723
Interest expense	142	243	378	535	726
Provision for income taxes	20,375	10,301	16,594	25,253	28,704
Net earnings	53,714	53,878	39,315	51,914	66,011
% of net product sales	10.4%	10.9%	8.0%	10.5%	13.3%
% of shareholders’ equity	8.0%	8.2%	6.2%	8.1%	10.4%
Per Common Share Data (1)(3)(4)(5)
Net earnings	$0.94	$0.93	$0.67	$0.87	$1.09
Cash dividends declared	0.32	0.32	0.32	0.32	0.32
Stock dividends	3%	3%	3%	3%	3%
Additional Financial Data (1)(2)(3)(4)(5)
Working capital	$179,086	$155,812	$129,967	$141,754	$128,706
Net cash provided by operating activities	82,805	76,994	57,533	90,148	56,405
Net cash provided by (used in) investing activities	(16,808)	(16,364)	(7,565)	(43,429)	10,277
Net cash used in financing activities	(41,011)	(38,548)	(38,666)	(44,842)	(79,959)
Property, plant & equipment additions	12,813	20,831	34,355	14,767	39,207
Net property, plant & equipment	215,492	220,721	217,628	201,401	202,898
Total assets	860,383	838,247	813,525	812,725	791,639
Long-term debt	7,500	7,500	7,500	7,500	7,500
Shareholders’ equity	668,954	655,139	637,021	639,943	632,105
Average shares outstanding	56,997	57,738	58,464	59,893	60,713

(1)  Per Common share data and average shares outstanding adjusted for annual 3% stock dividends and revision as discussed in Note 1 to the Consolidated Financial Statements.

(2)  Certain reclassifications have been made to prior year numbers to conform to current year presentation.

(3)  The 2009 data included the release of tax valuation allowances, charges related to the impairment of an equity method investment and impairment charges related to certain trademarks as discussed in Notes 4, 6 and 13 to the Consolidated Financial Statements, respectively.

(4)  The 2008 data included a charge for the other-than-temporary impairment of an ARS. Further information is included in Note 10 to the Consolidated Financial Statements.

(5)  Reflects revisions to provision for income taxes, net earnings, net earnings per share and shareholders’ equity as discussed in Note 1 to the Consolidated Financial Statements. Net earnings reflect increases of $92, $289, $538 and $403 for 2006, 2007, 2008, and 2009, respectively, for revisions to decrease the provision for income taxes. Shareholders’ equity reflects increases of $1,424, $1,713, $2,251 and $2,654 for 2006, 2007, 2008 and 2009, respectively, for revisions to increase retained earnings.

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

Subsidiaries

Andes Candies L.P.

Andes Manufacturing LLC

Andes Services LLC

C.C.L.P., INC.

C.G.P., INC.

Cambridge Brands Manufacturing, Inc.

Cambridge Brands Services, Inc.

Cambridge Brands, Inc.

Cella’s Confections, Inc.

Charms LLC

Concord (GP) Inc.

Concord Brands, ULC

Concord Canada Holdings ULC

Concord Confections Holdings USA, Inc.

Concord Partners LP

JT Company, Inc.

The Sweets Mix Company, Inc.

Tootsie Roll Company, Inc.

Tootsie Roll Industries, LLC

Tootsie Roll Management, Inc

Tootsie Roll Mfg., LLC

Tootsie Roll of Canada, ULC

Tootsie Roll Worldwide, Ltd.

Tootsie Rolls—Latin America

TRI de Latinoamerica S.A. de C.V.

TRI Finance, Inc.

TRI International Inc.

TRI Sales Co.

TRI Sales Finance LLC

TRI-Mass, Inc.

Tutsi S.A. de C.V.

World Trade & Marketing Ltd.

Other Information

Stock Exchange	New York Stock Exchange, Inc. (Since 1922)

Stock Identification	Ticker Symbol: TR CUSIP No. 890516 10-7

Stock Transfer Agent and Stock Registrar	American Stock Transfer and Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219 1-800-710-0932 www.amstock.com

Independent Registered Public Accounting Firm	PricewaterhouseCoopers LLP One North Wacker Chicago, IL 60606

General Counsel	Becker Ross, LLP 317 Madison Avenue New York, NY 10017

Annual Meeting	May 2, 2011 Mutual Building, Room 1200 909 East Main Street Richmond, VA 23219

 Printed on recycled paper.