Form 10-K, Exhibit 13
period 2011-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 2012-02-29
CIK 98677

Exhibit 13

Corporate Profile

Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of confectionery products for 115 years. Our products are primarily sold under the familiar brand names: Tootsie Roll, Tootsie Roll Pops, Caramel Apple Pops, Child’s Play, Charms, Blow Pop, Blue Razz, Cella’s chocolate covered cherries, Tootsie Dots, Tootsie Crows, Junior Mints, Junior Caramels, Charleston Chew, Sugar Daddy, Sugar Babies, Andes, Fluffy Stuff cotton candy, Dubble Bubble, Razzles, Cry Baby, Nik-L-Nip and EI Bubble.

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

To Our Shareholders

Net product sales in 2011 were a record $528 million, surpassing the previous record of $517 million set in 2010. The Company had another strong Halloween selling season and sales gains were achieved across many of our core brands. Sales benefited from successful promotional programs, new distribution and selected price increases.

Net earnings in 2011 were $44 million compared to $53 million in 2010. The decline in net earnings is primarily due to significantly higher raw material and packaging costs in 2011. While we endeavor to maintain the Company’s profitability by adjusting prices in response to rising costs, we are mindful of the competitive value positioning of our products in the market place. We also remain true to the principles enumerated on the facing page, which have guided the Company for many years.

We focus in particular on the principles of taking a long-term perspective, reinvesting in our operations and our brands and maintaining a conservative financial posture. We believe that these principles have served the Company and its shareholders well over the years and we remain committed to them.

Financial Highlights

	December 31,
	2011	2010
	(in thousands except per share data)
Net Product Sales	$528,369	$517,149
Net Earnings	43,938	53,063
Working Capital	153,846	176,662
Net Property, Plant and Equipment	212,162	215,492
Shareholders’ Equity	665,935	667,408
Average Shares Outstanding*	57,892	58,685
Per Share Items*
Net Earnings	$0.76	$0.90
Cash Dividends Paid	.32	.32

*Adjusted for stock dividends.

Highlights in 2011 include:

• $16 million was invested in capital expenditures for property, plant and equipment.

• Cash dividends were paid for the sixty-ninth consecutive year.

• Our forty-seventh consecutive annual 3% stock dividend was distributed.

• 708,235 shares of our common stock were repurchased in the open market for an aggregate price of $18 million.

• The above actions were taken entirely with internally generated funds, and the Company remains essentially debt free.

As of December 31, 2011, the Company had $186 million in cash and investments. These financial resources enable us to continue distributing cash dividends to our shareholders, repurchasing our stock on the open market and reinvesting in operating assets and in our brands, including new products. We are also prepared to consider and respond to appropriate business acquisition opportunities as they may arise.

Sales and Marketing

Consumers have many tempting choices in the candy aisle and retailers are highly selective as to the products they stock. We have found that consumers respond well to the many high quality/high value brands in our portfolio. Additionally, the high percentage of sell-throughs and attractive margins of our items are appealing to the trade. This was evident once again in 2011. We used carefully targeted promotional initiatives to help move our products into distribution and to subsequently move them off the retail shelf. Our diverse portfolio of highly recognizable brands remains popular across all channels of trade.

Our broad range of offerings includes something for virtually every major consumer demographic, which we continue to refine and evolve to meet changing consumer preferences and the demands of the trade in today’s fluctuating market place. We remain vigilant in keeping our products contemporary even as they retain their iconic character.

Halloween is a major selling season in our primary market, the United States, for a number of product categories including candy. It is a magical time of fun, family togetherness, gatherings and parties, evoking feelings of excitement and nostalgia. Our sales in the third quarter are centered on this popular holiday and are nearly double those of any other quarter during the year.

In 2011, we posted strong Halloween sales in the grocery, mass merchandiser, warehouse club, dollar store and drug store classes of trade. Our line of packaged goods, including straight goods as well as large bags of

Child’s Play and other mixed assortments, are offered in a number of merchandising presentations and are especially popular during this season. Other traditional merchandising presentations such as shippers, pallet packs and display ready cases contributed to Halloween sales.

Outside of Halloween, we continued our position of leadership in the theater box category. This category is no longer limited to the “big screen” venue and has developed into a major format for everyday candy purchases. Two new offerings in this important category were added to our line in 2011.

Blow Pop Minis, bite-sized candy tablets, each with a real Blow Pop bubble gum center, were extended into the theater box format. Popular and portable, this “Blow Pop with no stick!” includes four of the most popular Blow Pop flavors in each box, enveloped in a protective sealed pouch for added freshness. Blow Pop Minis continue to be a sales growth driver.

Blow Pop Minis’ New Theater Box

Another winning addition to our theater box line was Tootsie Roll Raspberry Cremes. These delicious morsels feature a luscious, creamy raspberry center encased in a thin shell of pure dark chocolate. A perfect snacking indulgence for people on the go!

Raspberry Cremes

We also extended our market leadership position in the lollipop category with the introduction of Tear Jerkers Mini Pops. This exciting new addition to our bagged line packs a super sour punch into each pop! The assortment includes six tangy flavors in a laydown bag with eye catching graphics and great consumer appeal. Pucker up!

Tear Jerker Mini Pops

As big as we are in the lollipop category, in 2011 we introduced our biggest entry ever in the category—the Giant Sugar Daddy! This novelty item consists of a full pound of luscious caramel on a real wooden stick packaged in the familiar yellow and red Sugar Daddy wrapper and shape. The Giant Sugar Daddy makes a fun gift or an all-day good treat.

Giant Sugar Daddy

The Andes line was expanded with a delicious new seasonal offering. Andes Mint Truffles are beautifully packaged in a festive Christmas-themed red box highlighted with gold ornaments and featuring a decorative green foil tree topper. The individually wrapped treats feature a delicious truffle mint center that melts in your mouth. Perfect for holiday gift giving!

Andes Mint Truffles

The Dubble Bubble Nostalgic Big Bar was a new addition to the Dubble Bubble line in 2011. The wrapper features nostalgic graphics and is made of foil for lasting freshness. The Big Bar is a foot-long rope of bubble blowing fun.

Dubble Bubble Big Bar

Our popular line of novelty fun banks grew with the addition of two new items in 2011. The Dubble Bubble bank was launched in a patriotic red, white and blue motif and the Tootsie Roll bank took on a nostalgic tone with old-fashioned graphics at a price point that makes it an old-fashioned value. All of our banks feature a slotted lid so when the candy is gone you can begin to save for the next one. Fun you can bank on!

Dubble Bubble Patriotic and Tootsie Roll Nostalgic Banks

Advertising and Public Relations

Having been described as “elegant in its simplicity” for more than 40 years the Tootsie Pop “How Many Licks?” television ad has presented viewers with both an intriguing challenge and a clear concept of the product and its value proposition to several generations of consumers. In 2011, this ad was showcased in an exhibit at the Chicago Museum of Broadcast Communications.

The iconic ad, featuring the wise old Mr. Owl advising a young boy that indeed three licks was all it took before the inevitable crunch! when he bit his way to the middle of the Tootsie Pop, was culled from over 100,000 spots in the museum’s archives and was selected as one of the 100 best commercials over the last six decades.

The ad has led to an inestimable number of experiments and trials, ranging from innovative licking machines built by physics students that counted strokes with scientific precision, to informal personal licking trials communicated to us in many thousands of consumer letters. Despite this massive amount of research, the provocative question posed by the announcer: “How many licks does it take to get to the Tootsie Roll center of a Tootsie Pop?” remains unanswered. So, as the commercial states, “the world may never know.”

This message has been extended to social media, and in 2011 the Company continued to bring new users into the Tootsie Roll and Tootsie Pops franchises with a digital media campaign targeting moms with kids. Featuring our own “Mr. Owl” character, banner ads, online video ads, and search ads directed consumers to the brands’ Facebook pages. There, consumers could send Halloween e-cards featuring our brands, play customized games and share photos and stories with their Facebook friends.

Additionally, several of our products were featured in special interest programs on the History Channel, the Travel Channel and the Food Channel. These programs are quite popular with viewing audiences and are often repeated, generating extensive recurring exposure and interest in the featured brands.

Purchasing

The markets for the majority of the Company’s key ingredients, including corn syrup, edible oils, gum base, cocoa powder and sugar, rose sharply to record or near record levels in 2011. Likewise, the cost of many of our principle packaging materials, including corrugated, film and wax paper, increased over 2010. These input cost increases were well in excess of the price increases we implemented in 2011.

Competitive bidding, selective hedging and forward purchasing as well as leveraging our high volume of purchases are some of the means we use to manage costs to the greatest extent possible in an upward commodity and packaging materials price environment.

Operations and Supply Chain

We continue to invest capital and resources in projects that support evolving customer/consumer preferences and distribution patterns, promote growing product lines, improve quality and maximize efficiency across our operations. It is our goal to be the low cost producer in the categories in which we compete. As technology advances, we are constantly on the lookout for new cost saving process enhancements as they become feasible and financially justified.

We have also made a major commitment to information technology, and in 2011 the final phase of a comprehensive enterprise resource planning system was implemented. Investment in leading edge equipment and technology is one of our key corporate principles and we believe it has resulted in the Company’s success and profitability over many years.

International

Sales in Mexico declined somewhat and operating income also declined, as price increases taken during the year were not sufficient to recover cost increases. Our export sales to the Canadian market decreased due to inventory reductions by a distributor.

Export sales to other countries were lower in 2011, though we continue to believe that the broad assortment of well-known brands that we offer will, over the long run, appeal to consumers in a variety of foreign markets and venues. Accordingly, we continue to actively cultivate these opportunities in over 40 foreign countries.

In Appreciation

We wish to express our appreciation to our many loyal employees, customers, suppliers, sales brokers and distributors throughout the world for their support during the past year. We also thank our fellow shareholders for their support in today’s challenging business environment. We remain committed to the pursuit of excellence in every aspect of our business in order to ensure the Company’s success both in the near term and far into the future.

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

FINANCIAL CONDITION

The Company’s overall financial position remains very strong as a result of its 2011 net product sales, net earnings and related cash flows provided by operating activities.

During 2011, the Company’s net product sales increased from $517,149 in 2010 to $528,369 in 2011, an increase of $11,220 or 2.2%. Cash flows from operating activities totaled $50,390 in 2011 compared to $82,805 in 2010. The Company used its 2011 cash flows to pay cash dividends of $18,407, purchase and retire $18,190 of its outstanding shares, and make capital expenditures of $16,351.

The Company’s net working capital was $153,846 at December 31, 2011 compared to $176,662 at December 31, 2010 reflecting a $37,364 decrease in cash and cash equivalents. As of December 31, 2011, the Company’s aggregate cash, cash equivalents and investments, including all long-term investments in marketable securities, was $185,668 compared to $188,433 at December 31, 2010, a decrease of $2,765. The aforementioned includes $41,768 and $38,504 in trading securities as of December 31, 2011 and 2010, respectively. The Company invests in trading securities to provide an economic hedge for its deferred compensation liabilities, as further discussed herein and in Note 7 to the Consolidated Financial Statements.

Shareholders’ equity decreased from $667,408 at December 31, 2010 to $665,935 as of December 31, 2011, principally reflecting 2011 net earnings of $43,938, less cash dividends and share repurchases of $18,407 and $18,190, respectively, and $8,740 of other comprehensive loss which is summarized in Note 12 to the Consolidated Financial Statements.

The Company has a relatively straight-forward financial structure and has historically maintained a conservative financial position. Except for an immaterial amount of operating leases, the Company has no special financing arrangements or “off-balance sheet” special purpose entities. Cash flows from operations plus maturities of short-term investments are expected to be adequate to meet the Company’s overall financing needs, including capital expenditures, in 2012. Periodically, the Company considers possible acquisitions, and if the Company were to pursue and complete such an acquisition, that could result in bank borrowings or other financing.

Results of Operations

2011 vs. 2010

Net product sales were $528,369 in 2011 compared to $517,149 in 2010, an increase of $11,220 or 2.2%. This increase principally reflects sales price increases during 2011 which were required to recover some of our rising input costs as discussed below. Although price increases were made throughout 2011, most became effective during mid-fourth quarter 2011 after the Company’s large pre-Halloween selling season, and therefore, a substantial portion of the benefits of such price increases will be realized in 2012.

Product cost of goods sold were $365,225 in 2011 compared to $349,334 in 2010, an increase of $15,891 or 4.5%. Product cost of goods sold includes $44 and $770 in certain deferred compensation expenses in 2011 and 2010, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, product cost of goods sold increased from $348,564 in 2010 to $365,181 in 2011, an increase of $16,617 or 4.8%. As a percent of net product sales, these adjusted costs increased from 67.4% in 2010 to 69.1% in 2011, an increase of 1.7% as a percent of net product sales. The Company was adversely affected by significantly higher input costs, including approximately $17,300 and $2,800 of unit cost increases in ingredients and packaging materials, respectively, in 2011 compared to 2010. The Company generally experienced significant cost increases in sugar, corn syrup, cocoa, edible oils, dairy and gum base inputs resulting in higher cost of goods sold as a percentage of sales.

Selling, marketing and administrative expenses were $108,276 in 2011 compared to $106,316 in 2010, an increase of $1,960 or 1.8%. Selling, marketing and administrative expenses reflect a $15 decrease and $2,594 increase in certain deferred compensation expenses in 2011 and 2010, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, selling, marketing and administrative expenses increased from $103,722 in 2010 to $108,291 in 2011, an increase of $4,569 or 4.4%. As a percent of net product sales, these adjusted expenses increased slightly from 20.1% of net product sales in 2010 to 20.5% of net product sales in 2011.

Selling, marketing and administrative expenses include $45,849 and $43,034 of freight, delivery and warehousing expenses in 2011 and 2010, respectively. These expenses increased from 8.3% of net product sales in 2010 to 8.7% of net product sales in 2011, principally reflecting an 8.7% increase in freight and delivery costs for trucking carriers including higher fuel surcharges for diesel fuel.

The Company believes that the carrying values of its trademarks and goodwill have indefinite lives as they are expected to generate cash flows indefinitely. In accordance with current accounting guidance, goodwill and indefinite-lived intangible assets are assessed at least annually for impairment as of December 31 or whenever events or circumstances indicate that the carrying values may not be recoverable from future cash flows. No impairments were recorded in 2011 or 2010.

The fair values of indefinite lived intangible assets are primarily assessed using the present value of estimated future cash flows. Management believes that all assumptions used for the impairment tests are consistent with those utilized by market participants performing similar valuations. The Company’s fair value estimates based on these assumptions were used to prepare projected financial information which it believes to be reasonable. Actual future results may differ from those projections and the differences could be material. Holding all other assumptions constant at the test date, a 100 basis point increase in the discount rate or a 100 basis point decrease in the royalty rate would reduce the fair value of certain trademarks by approximately 16% and 11%, respectively. Individually, a 100 basis point increase in the discount rate would indicate a potential impairment of approximately $2,000 as of December 31, 2011; however, if the royalty rate were decreased by 100 basis points no potential impairment would be indicated as of December 31, 2011.

Earnings from operations were $57,966 in 2011 compared to $64,710 in 2010, a decrease of $6,744. Earnings from operations includes $29 and $3,364 in certain deferred compensation expenses in 2011 and 2010, respectively. As discussed above, these deferred compensation expenses relate to changes in deferred compensation liabilities resulting from corresponding changes in the market value of trading securities and related investment income that hedge these liabilities. Adjusting for these deferred compensation expenses, operating earnings were $57,995 and $68,074 in 2011 and 2010, respectively, a decrease of $10,079 or 14.8%. This decrease in earnings from operations principally reflects significantly higher ingredient costs and resulting lower gross profit margins, as well as higher freight and delivery expenses as discussed above.

Management believes the comparisons presented in the preceding paragraphs after adjusting for changes in deferred compensation are more reflective of the underlying operations of the Company.

Other income (expense), net was $2,946 in 2011 compared to $8,358 in 2010, a decrease of $5,412. This decrease principally reflects a $3,335 decrease in net gains and related investment income on trading securities of $29 and $3,364 in 2011 and 2010 which is discussed above. These trading securities were substantially offset by a like amount of expense in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years as discussed above. Foreign exchange gains in 2011 decreased $1,992 which includes a decrease in net realized gains on foreign currency hedging. Other income (expense), net also includes the operating losses of $194 and $342 for 2011 and 2010, respectively, relating to the Company’s equity method investment in two 50% owned foreign companies.

As of December 31, 2011 and 2010, the Company’s long-term investments include $7,453 and $6,775 ($13,550 original cost), respectively, of Jefferson County Alabama Sewer Revenue Refunding Warrants, originally purchased with an insurance-backed AAA rating. This is an auction rate security (ARS) that is classified as an available for sale security. Representatives of Jefferson County and the bond holders were unable to reach a settlement agreement, and therefore the County filed for bankruptcy in 2011. Due to adverse events related to Jefferson County and its bond insurance carrier, Financial Guaranty Insurance Company (FGIC), as well as events in the credit markets, the auctions for this ARS failed in 2008 through 2011 (and subsequent to December 31, 2011). As such, the Company estimated the fair value of this ARS as of December 31, 2011 and 2010 utilizing a valuation model with Level 3 inputs, as defined by guidance and discussed in Note 10 to the Consolidated Financial Statements. This valuation model considered, among others items, recent third-party trading and sales prices, the credit risk of the municipality and collateral underlying the ARS, the credit risk of the bond insurer, interest rates, and the amount and timing of expected future cash flows including assumptions about the market expectation of the next successful auction or a restructured security that is likely to be issued as a result of the municipality’s bankruptcy.

During the fourth quarter of 2008, the Company determined that the market decline in fair value of its Jefferson County ARS became other-than-temporarily impaired, as defined, and recorded a pre-tax impairment of $5,140. During 2011 and 2010, the Company further evaluated this investment and concluded that additional increases and (declines) in the market value were temporary because it was not related to further credit impairment and recorded $678 and $(935), respectively, as adjustments to accumulated other comprehensive gain (loss). The Company has classified this ARS as non-current and has included it in long-term investments on the Consolidated Statements of Financial Position at December 31, 2011 and 2010 because the Company believes that the current financial conditions, including bankruptcy filing, of Jefferson County and the stressed financial condition of FGIC, as well as the conditions in the auction rate securities market, may take more than twelve months to resolve. Future evaluations of the fair value of this ARS could also result in additional other-than-temporary classification of declines in market value, and therefore result in additional charges to earnings. The Company continues to receive all contractual interest payments on this ARS on a timely basis, it is insured by FGIC and the Company has the intent and ability to hold this ARS until recovery of its amortized cost basis. The Company is not currently able to predict the outcome of this bankruptcy, or the amount and timing of net proceeds it may ultimately recover.

The consolidated effective tax rate was 27.9% and 27.4% in 2011 and 2010, respectively. At December 31, 2011, the Company has approximately $66,740 of foreign subsidiary tax loss carry-forwards expiring in future years 2014 through 2031. The Company has concluded that it is more-likely-than-not that it would realize the deferred tax assets relating to such tax operating loss carry-forwards because it is expected that sufficient levels of taxable income will be generated during the carry-forward periods.

Net earnings were $43,938 in 2011 compared to $53,063 in 2010, and earnings per share were $.76 and $.90 in 2011 and 2010, respectively, a decrease of $.14 or 15.6%. Earnings per share benefited from the reduction in average shares outstanding resulting from purchases of the Company’s common stock (the “Common Stock”) in the open market by the Company. Average shares outstanding decreased from 58,685 in 2010 to 57,892 in 2011.

2010 vs. 2009

Net product sales were $517,149 in 2010 compared to $495,592 in 2009, an increase of $21,557 or 4.3%. This increase principally reflects organic growth in volume, including product line extensions.

Product cost of goods sold were $349,334 in 2010 compared to $319,775 in 2009, an increase of $29,559 or 9.2%. Product cost of goods sold reflects a $228 decrease in certain deferred compensation expenses in 2010 compared to 2009. This decrease principally results from changes in the market value of investments in trading securities relating to compensation deferred in previous years and is not reflective of current operating results. Adjusting for the aforementioned, product cost of goods sold as a percentage of net product sales increased from 64.3% in 2009 to 67.4% in 2010, an increase of 3.1% as a percent of net product sales. The Company was adversely affected by significantly higher input costs, including approximately $16,600 of ingredient unit cost increases in 2010 compared to 2009. However, packaging material unit costs favorably decreased by approximately $800 in 2010. The Company generally experienced significant cost increases in sugar, cocoa, edible oils and dairy inputs, however, the Company experienced favorable declines in corn syrup.

Selling, marketing and administrative expenses were $106,316 in 2010 compared to $103,755 in 2009, an increase of $2,561 or 2.5%. Selling, marketing and administrative expenses reflect a $932 decrease in certain deferred compensation expense in 2010 compared to 2009. This decrease reflects changes in the market value of investments in trading securities and related investment income relating to compensation deferred in previous years and is not reflective of current operating results. Adjusting for the aforementioned, selling, marketing and administrative expenses increased from $100,230 in 2009 to $103,722 in 2010, an increase of $3,492 or 3.5%. As a percent of net product sales, these expenses decreased slightly from 20.2% of net product sales in 2009 to 20.1% of net product sales in 2010.

Selling, marketing and administrative expenses include $43,034 and $38,628 of freight, delivery and warehousing expenses in 2010 and 2009, respectively. These expenses increased from

7.8% of net product sales in 2009 to 8.3% of net product sales in 2010, primarily due to increases in warehousing expenses and an 11.3% increase in freight and delivery costs for trucking carriers including higher surcharges for diesel fuel.

Earnings from operations were $64,710 in 2010 compared to $60,949 in 2009, a decrease of $3,761. Earnings from operations reflect a $3,364 increase in certain deferred compensation expenses in 2010 compared to a $4,524 increase in 2009. As discussed above, these deferred compensation expenses relate to changes in deferred compensation liabilities resulting from corresponding changes in the market value of trading securities and related investment income that hedge these liabilities. Adjusting for these changes in deferred compensation, and excluding the non-recurring $14,000 non-cash impairment charge in 2009 relating to trademarks, operating earnings were $68,074 and $79,473 in 2010 and 2009, respectively, a decrease of $11,399 or 14.3%. This decrease in earnings from operations principally reflects significantly higher ingredient costs and resulting lower gross profit margins, as well as higher freight and delivery expenses as discussed above.

Management believes the comparisons presented in the preceding paragraphs after adjusting for changes in deferred compensation are more reflective of the underlying operations of the Company.

Other income (expense), net was $8,358 in 2010 compared to $2,100 in 2009, an increase of $6,258. This increase principally reflects a pre-tax impairment charge of $4,400 in 2009 to write down to market value the Company’s equity method investment combined with a $3,139 increase in foreign exchange gains in 2010. The increase in foreign exchange gains consists primarily of net realized gains on foreign currency hedging. Other income (expense), net also includes gains on trading securities and related investment income of $3,364 and $4,524 in 2010 and 2009, respectively. These trading securities gains principally reflect market appreciation in the equity markets and related investment income in the respective years and were substantially offset by a like amount of expense in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years as discussed above. Other income (expense), net also includes the operating losses of $342 and $233 for 2010 and 2009, respectively, relating to the Company’s equity method investment in two 50% owned foreign companies.

As of December 31, 2010 and 2009, the Company’s long-term investments include $6,775 and $7,710 ($13,550 original cost), respectively, of Jefferson County Alabama Sewer Revenue Refunding Warrants. The Company estimated the fair value of this ARS as of December 31, 2010 and 2009 utilizing a valuation model with Level 3 inputs, as defined by guidance. During 2010 and 2009, the Company recorded $935 and $700, respectively, as a charge to accumulated other comprehensive loss.

The consolidated effective tax rate was 27.4% and 15.7% in 2010 and 2009, respectively. The increase in the effective income tax rate from the prior year reflects the release of Canadian income tax valuation allowances during 2009. Prior to fourth quarter 2009, Canadian income tax valuation allowances were recorded against Canadian deferred tax assets as a result of losses generated in 2009 and prior years. Because management determined that the Canadian net operating loss (NOL) carry-forward benefits were more-likely-than-not realizable as of December 31, 2009, the Company reversed approximately $10,700 of valuation allowances as a credit to income tax expense as of December 31, 2009.

Net earnings were $53,063 in 2010 compared to $53,157 in 2009, and earnings per share were $.90 and $.89 in 2010 and 2009, respectively, an increase of $.01 or 1%. Earnings per share benefited from the reduction in average shares outstanding resulting from Common Stock purchases in the open market by the Company. Average shares outstanding decreased from 59,425 in 2009 to 58,685 in 2010.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities were $50,390, $82,805 and $76,994 in 2011, 2010 and 2009, respectively. The $32,415 decrease in cash flows from operating activities from 2010 to 2011 primarily reflects the 2011 decrease in net earnings, increased accounts receivables and inventories, and decreases in income taxes payable and deferred.

During 2008 the Company contributed $16,050 to a VEBA trust to fund the estimated future costs of certain employee health, welfare and other benefits. The Company used the funds, as well as investment income in this VEBA trust, to pay the actual cost of such benefits during 2010, 2011 and will continue to do so through 2012. At December 31, 2011, the VEBA trust held $6,424 of aggregate cash, cash equivalents and investments; this asset value is included in prepaid expenses in the Company’s current and other long-term assets.

Cash flows from investing activities reflect capital expenditures of $16,351, $12,813, and $20,831 in 2011, 2010 and 2009, respectively, including $3,025 related to the 2011 purchase of warehouse space and land planned for future use. The 2011, 2010 and 2009 capital additions include $727, $1,682 and $2,326, respectively, relating to computer systems and related implementation.

The Company had no bank borrowing or repayments in 2009, 2010, or 2011, and had no outstanding bank borrowings as of December 31, 2010 or 2011.

Financing activities include Common Stock purchases and retirements of $18,190, $22,881, and $20,723 in 2011, 2010 and 2009, respectively. Cash dividends of $18,407, $18,130, and $17,825 were paid in 2011, 2010 and 2009, respectively. The increase in cash dividends each year reflects the annual 3% stock dividend issued in each of these years less the effects of Common Stock purchases and retirements.

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

Provisions for bad debts are recorded as selling, marketing and administrative expenses. Write-offs of bad debts did not exceed 0.1% of net product sales in each of 2011, 2010 and 2009, and accordingly, have not been significant to the Company’s financial position or results of operations.

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

Other matters

In the opinion of management, other than contracts for foreign currency forwards and raw materials, including currency and commodity hedges and outstanding purchase orders for packaging, ingredients, supplies, and operational services, all entered into in the ordinary course of business, the Company does not have any significant contractual obligations or future commitments. The Company’s outstanding contractual commitments as of December 31, 2011, all of which are generally normal and recurring in nature, are summarized in the chart on page 13.

RECENT ACCOUNTING PRONOUNCEMENTS

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS).” ASU 2011-04 represents converged guidance between U.S. GAAP and IFRS resulting in common requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The Company is currently assessing the impact, if any, on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” ASU 2011-05 requires us to present components of other comprehensive income and of net income in one continuous statement of comprehensive income or in two separate, but consecutive, statements. The option to report other comprehensive income within the statement of equity has been removed. This new presentation of comprehensive income will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment”. The revised standard is intended to simplify how entities test goodwill for impairment. Under certain circumstances, a two-step impairment test may be unnecessary. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company currently believes there will be no impact on its consolidated financial statements.

In September 2011, FASB issued ASU 2011-09, “Compensation-Retirement Benefits-Multiemployer

Plans” which amends the guidance in ASC 715-80. The amendments in ASU 2011-09 provide additional disclosure requirements for entities which participate in multi-employer pension plans. The purpose of the new disclosures is to provide financial statement users with information about an employer’s level of participation in and the financial health of significant plans. The new disclosures are effective for annual periods ending after December 15, 2011. There will be no impact on the Company’s consolidated financial statements as the changes relate only to additional disclosures.

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

The potential change in fair value of commodity and foreign currency derivative instruments held by the Company at December 31, 2011, assuming a 10% change in the underlying contract price, was $1,761. The analysis only includes commodity and foreign currency derivative instruments and, therefore, does not consider the offsetting effect of changes in the price of the underlying commodity or foreign currency. This amount is not significant compared with the net earnings and shareholders’ equity of the Company.

Interest rates

Interest rate risks primarily relate to the Company’s investments in tax exempt marketable securities, including ARS, with maturities or auction dates of generally up to three years.

The majority of the Company’s investments, which are classified as available for sale, have historically been held until they mature, which limits the Company’s exposure to interest rate fluctuations. The accompanying chart summarizes the maturities of the Company’s investments in debt securities at December 31, 2011.

Less than 1 year	$10,854
1 – 2 years	17,753
2 – 3 years	29,133
Over 3 years	7,504
Total	$65,244

The Company’s outstanding debt at December 31, 2011 and 2010 was $7,500 in an industrial revenue bond in which interest rates reset each week based on the current market rate. Therefore, the Company does not believe that it has significant interest rate risk with respect to its interest bearing debt.

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

Equity price

Equity price risk relates to the Company’s investments in mutual funds which are principally used to fund and hedge the Company’s deferred compensation liabilities. At December 31, 2011, the Company has investments in mutual funds, classified as trading securities, of $41,768. Any change in the fair value of these trading securities is completely offset by a corresponding change in the respective hedged deferred compensation liability.

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

From time to time, the Company may use foreign exchange forward contracts and derivative instruments to mitigate its exposure to foreign exchange risks, as well as those related to firm commitments to purchase equipment from foreign vendors. As of December 31, 2011, the Company held foreign exchange forward contracts with a fair value of $205.

RISK FACTORS

The Company’s operations and financial results are subject to a number of risks and uncertainties that could adversely affect the Company’s operating results and financial condition. Significant risk factors, without limitations that could impact the Company, are the following: (i) significant competitive activity, including advertising, promotional and price competition, and changes in consumer demand for the Company’s products; (ii) fluctuations in the cost and availability of commodities and ingredients, and packaging materials, and the ability to recover cost increases through product sales price increases; (iii) inherent risks in the marketplace, including uncertainties about trade and consumer acceptance of price increases and seasonal events such as Halloween; (iv) the effect of acquisitions on the Company’s results of operations and financial condition; (v) the effect of changes in foreign currencies on the Company’s foreign subsidiaries operating results, and the effect of the fluctuation of the Canadian dollar on products manufactured in Canada and marketed and sold in the United States in U.S. dollars; (vi) the Company’s reliance on third party vendors for various goods and services, including commodities used for ingredients that are primarily grown or sourced from foreign locations; (vii) the Company’s ability to successfully implement new production processes and lines, and new computer software systems; (viii) the effect of changes in assumptions, including discount rates, sales growth and profit margins and the capability to pass along higher ingredient and other input costs through price increases, relating to the Company’s impairment testing and analysis of its goodwill and trademarks; (ix) changes in the confectionery marketplace including actions taken by major retailers and customers; (x) customer, consumer and competitor response to marketing programs and price and product weight adjustments, and new products; (xi) dependence on significant customers, including the volume and timing of their purchases, and availability of shelf space; (xii) increases in energy costs, including freight and delivery, that cannot be passed along to customers through increased prices due to competitive reasons; (xiii) any significant labor stoppages, strikes or production interruptions; (xiv) changes in governmental laws and regulations including taxes and tariffs; (xv) the adverse effects should the Company either voluntarily or involuntarily recall its product(s) from the marketplace; (xvi) the risk that the market value of Company’s investments could decline including being classified as “other-than-temporary” as defined; (xvii) the Company’s dependence on its enterprise resource planning computer system to manage its supply chain and customer deliveries, and the risk that the Company’s information technology systems fail to perform adequately or the Company is unable to protect such information technology systems against data corruption, cyber-based attacks or network security breaches; and (xviii) the potential effects of current and future macroeconomic conditions and geopolitical events.

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

Open Contractual Commitments as of December 31, 2011

Payable in	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Commodity hedges	$4,557	$4,538	$19	$—	$—
Foreign currency hedges	13,044	13,044	—	—	—
Purchase obligations	10,373	10,373	—	—	—
Interest bearing debt	7,500	—	—	—	7,500
Operating leases	3,926	1,047	1,836	1,043	—
Total	$39,400	$29,002	$1,855	$1,043	$7,500

Note: Commodity hedges and foreign currency hedges reflect the amounts at which the Company will settle the related contracts. The above amounts exclude deferred income tax liabilities of $43,521, liabilities for uncertain tax positions of $8,345, postretirement health care and life insurance benefits of $26,108 and deferred compensation and other liabilities of $48,092 because the timing of payments relating to these items cannot be reasonably determined.

CONSOLIDATED STATEMENTS OF

Earnings, Comprehensive Earnings and Retained Earnings

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES  (in thousands except per share data)

	For the year ended December 31,
	2011	2010	2009
Net product sales	$528,369	$517,149	$495,592
Rental and royalty revenue	4,136	4,299	3,739
Total revenue	532,505	521,448	499,331
Product cost of goods sold	365,225	349,334	319,775
Rental and royalty cost	1,038	1,088	852
Total costs	366,263	350,422	320,627
Product gross margin	163,144	167,815	175,817
Rental and royalty gross margin	3,098	3,211	2,887
Total gross margin	166,242	171,026	178,704
Selling, marketing and administrative expenses	108,276	106,316	103,755
Impairment charges	—	—	14,000
Earnings from operations	57,966	64,710	60,949
Other income (expense), net	2,946	8,358	2,100
Earnings before income taxes	60,912	73,068	63,049
Provision for income taxes	16,974	20,005	9,892
Net earnings	$43,938	$53,063	$53,157

Net earnings	$43,938	$53,063	$53,157
Other comprehensive earnings (loss)	(8,740)	1,183	2,845
Comprehensive earnings	$35,198	$54,246	$56,002

Retained earnings at beginning of year	$135,866	$147,687	$144,949
Net earnings	43,938	53,063	53,157
Cash dividends	(18,360)	(18,078)	(17,790)
Stock dividends	(47,175)	(46,806)	(32,629)
Retained earnings at end of year	$114,269	$135,866	$147,687

Earnings per share	$0.76	$0.90	$0.89

Average Common and Class B Common shares outstanding	57,892	58,685	59,425

(The accompanying notes are an integral part of these statements.)

CONSOLIDATED STATEMENTS OF

Financial Position

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES  (in thousands)

Assets

	December 31,
	2011	2010
CURRENT ASSETS:
Cash and cash equivalents	$78,612	$115,976
Investments	10,895	7,996
Accounts receivable trade, less allowances of $1,731 and $1,531	41,895	37,394
Other receivables	3,391	9,961
Inventories:
Finished goods and work-in-process	42,676	35,416
Raw materials and supplies	29,084	21,236
Prepaid expenses	5,070	6,499
Deferred income taxes	578	689
Total current assets	212,201	235,167
PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	21,939	21,619
Buildings	107,567	102,934
Machinery and equipment	322,993	307,178
Construction in progress	2,598	9,243
	455,097	440,974
Less—Accumulated depreciation	242,935	225,482
Net property, plant and equipment	212,162	215,492
OTHER ASSETS:
Goodwill	73,237	73,237
Trademarks	175,024	175,024
Investments	96,161	64,461
Split dollar officer life insurance	74,209	74,441
Prepaid expenses	3,212	6,680
Equity method investment	3,935	4,254
Deferred income taxes	7,715	9,203
Total other assets	433,493	407,300
Total assets	$857,856	$857,959

(The accompanying notes are an integral part of these statements.)

(in thousands except per share data)

Liabilities and Shareholders’ Equity

	December 31,
	2011	2010
CURRENT LIABILITIES:
Accounts payable	$10,683	$9,791
Dividends payable	4,603	4,529
Accrued liabilities	43,069	44,185
Total current liabilities	58,355	58,505
NONCURRENT LIABILITES:
Deferred income taxes	43,521	47,865
Postretirement health care and life insurance benefits	26,108	20,689
Industrial development bonds	7,500	7,500
Liability for uncertain tax positions	8,345	9,835
Deferred compensation and other liabilities	48,092	46,157
Total noncurrent liabilities	133,566	132,046
SHAREHOLDERS’ EQUITY:
Common stock, $.69-4/9 par value— 120,000 shares authorized— 36,479 and 36,057, respectively, issued	25,333	25,040
Class B common stock, $.69-4/9 par value— 40,000 shares authorized— 21,025 and 20,466, respectively, issued	14,601	14,212
Capital in excess of par value	533,677	505,495
Retained earnings, per accompanying statement	114,269	135,866
Accumulated other comprehensive loss	(19,953)	(11,213)
Treasury stock (at cost)— 71 shares and 69 shares, respectively	(1,992)	(1,992)
Total shareholders’ equity	665,935	667,408
Total liabilities and shareholders’ equity	$857,856	$857,959

CONSOLIDATED STATEMENTS OF

Cash Flows

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES  (in thousands)

	For the year ended December 31,
	2011	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$43,938	$53,063	$53,157
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	19,229	18,279	17,862
Impairment charges	—	—	14,000
Impairment of equity method investment	—	—	4,400
Loss from equity method investment	194	342	233
Amortization of marketable security premiums	1,267	522	320
Changes in operating assets and liabilities:
Accounts receivable	(5,448)	717	(5,899)
Other receivables	3,963	(2,373)	(2,088)
Inventories	(15,631)	(1,447)	455
Prepaid expenses and other assets	5,106	4,936	5,203
Accounts payable and accrued liabilities	84	2,180	(2,755)
Income taxes payable and deferred	(5,772)	2,322	(12,543)
Postretirement health care and life insurance benefits	2,022	1,429	1,384
Deferred compensation and other liabilities	2,146	2,525	2,960
Other	(708)	310	305
Net cash provided by operating activities	50,390	82,805	76,994
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(16,351)	(12,813)	(20,831)
Net purchases of trading securities	(3,234)	(2,902)	(1,713)
Purchase of available for sale securities	(39,252)	(9,301)	(11,331)
Sale and maturity of available for sale securities	7,680	8,208	17,511
Net cash used in investing activities	(51,157)	(16,808)	(16,364)
CASH FLOWS FROM FINANCING ACTIVITIES:
Shares purchased and retired	(18,190)	(22,881)	(20,723)
Dividends paid in cash	(18,407)	(18,130)	(17,825)
Net cash used in financing activities	(36,597)	(41,011)	(38,548)
Increase (decrease) in cash and cash equivalents	(37,364)	24,986	22,082
Cash and cash equivalents at beginning of year	115,976	90,990	68,908
Cash and cash equivalents at end of year	$78,612	$115,976	$90,990
Supplemental cash flow information:
Income taxes paid	$16,906	$20,586	$22,364
Interest paid	$38	$49	$182
Stock dividend issued	$47,053	$46,683	$32,538

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

Revenue recognition:

Products are sold to customers based on accepted purchase orders which include quantity, sales price and other relevant terms of sale. Revenue, net of applicable provisions for discounts, returns, allowances and certain advertising and promotional costs, is recognized when products are delivered to customers and collectability is reasonably assured. Shipping and handling costs of $45,850, $43,034, and $38,628 in 2011, 2010 and 2009, respectively, are included in selling, marketing and administrative expenses. Accounts receivable are unsecured. Revenues from a major customer aggregated approximately 23.3%, 21.4% and 22.9% of net product sales during the years ended December 31, 2011, 2010 and 2009, respectively.

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

Inventories:

Inventories are stated at cost, not to exceed market. The cost of substantially all of the Company’s inventories ($67,339 and $52,863 at December 31, 2011 and 2010, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $24,043 and $19,379 at December 31, 2011 and 2010, respectively. The cost of certain foreign inventories ($4,421 and $3,789 at December 31, 2011 and 2010, respectively) has been determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from vendors related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Property, plant and equipment:

Depreciation is computed for financial reporting purposes by use of the straight-line method based on useful lives of 20 to 35 years for buildings and 5 to 20 years for machinery and equipment. Depreciation expense was $19,229, $18,279 and $17,862 in 2011, 2010 and 2009, respectively.

Carrying value of long-lived assets:

The Company reviews long-lived assets to determine if there are events or circumstances indicating that the amount of the asset reflected in the Company’s balance sheet may not be recoverable. When such indicators are present, the Company compares the carrying value of the long-lived asset, or asset group, to the future undiscounted cash flows of the underlying assets to determine if an impairment exists. If applicable, an impairment charge would be recorded to write down the carrying value to its fair value. The determination of fair value involves the use of estimates of future cash flows that involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance, and economic conditions. No impairment charges of long-lived assets were recorded by the Company during 2011, 2010 and 2009.

Postretirement health care and life insurance benefits:

The Company provides certain postretirement health care and life insurance benefits. The cost of these postretirement benefits is accrued during employees’ working careers. The Company also provides split dollar life benefits to certain executive officers. The Company records an asset equal to the cumulative insurance premiums paid that will be recovered upon the death of covered employees or earlier under the terms of the plan. No premiums were paid in 2011, 2010 and 2009.

Goodwill and intangible assets:

In accordance with authoritative guidance, goodwill and intangible assets with indefinite lives are not amortized, but rather tested for impairment at least annually unless certain interim triggering events or circumstances require more frequent testing. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. The Company has completed its annual impairment testing of its goodwill and trademarks at December 31 of each of the years presented. As of December 31, 2009, management ascertained that certain trademarks were impaired, and recorded a pre-tax charge of $14,000. No impairments of intangibles were recorded in 2011 and 2010.

This determination is made by comparing the carrying value of the asset with its estimated fair value, which is calculated using estimates including discounted projected future cash flows. If the carrying value of goodwill exceeds the fair value, a second step would measure the carrying value and implied fair value of goodwill. Management believes that all assumptions used for the impairment tests are consistent with those utilized by market participants performing similar valuations.

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

Equity method investment:

The Company’s 50% interest in two foreign companies is accounted for using the equity method. The Company records an increase in its investment to the extent of its share of earnings, and reduces its investment to the extent of losses and dividends received. No dividends were paid in 2011, 2010 and 2009.

As of December 31, 2009, management determined that the fair value of the asset was less than the carrying value. As a result, the Company recorded a pre-tax impairment charge of $4,400 in the fourth quarter 2009, resulting in an adjusted carrying value of $4,961 as of December 31, 2009. The fair value was primarily assessed using the present value of estimated future cash flows. No impairments were recorded in 2011 and 2010.

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

Retrospective application of change in accounting principle:

During the fourth quarter of fiscal 2011, the Company changed the method used to compute the LIFO value of its domestic inventories. The change was largely driven by the fact that the Company has made changes in the business model over the last several years to achieve efficiencies in manufacturing, distribution and marketing processes and therefore combined multiple LIFO pools into a single LIFO pool to better reflect these changes. The Company has applied this change retrospectively, adjusting all prior periods presented. The cumulative effect of the change on retained earnings as of January 1, 2009, was a reduction of $174, with offsets to inventories and deferred taxes. For 2010, inventories and deferred income taxes reflect decreases of $2,424 and $878, respectively. For 2010 and 2009, product cost of goods sold increased $1,021 and $1,130, respectively; provision for income taxes decreased $370 and $409, respectively.

Recent accounting pronouncements:

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (IFRS).” ASU 2011-04 represents converged guidance between U.S. GAAP and IFRS resulting in common requirements for measuring fair value and for disclosing information about fair value measurements. This new guidance will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods. The Company is currently assessing the impact, if any, on the consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, “Presentation of Comprehensive Income.” ASU 2011-05 requires the Company to present components of other comprehensive income and of net income in one continuous statement of comprehensive income, or in two separate, but consecutive statements. The option to report other comprehensive income within the statement of equity has been removed. This new presentation of comprehensive income will be effective for fiscal years beginning after December 15, 2011 and subsequent interim periods.

In September 2011, the FASB issued ASU 2011-08, “Testing Goodwill for Impairment”. The revised standard is intended to simplify how entities test goodwill for impairment. Under certain circumstances, a two-step impairment test may be unnecessary. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company currently believes there will be no impact on its consolidated financial statements.

In September 2011, FASB issued ASU 2011-09, “Compensation-Retirement Benefits-Multiemployer Plans” which amends the guidance in ASC 715-80. The amendments in ASU 2011-09 provide additional disclosure requirements for entities which participate in multi-employer pension plans. The purpose of the new disclosures is to provide financial statement users with information about an employer’s level of participation in and the financial health of significant plans. The new disclosures are effective for annual periods ending after December 15, 2011. There will be no impact on the Company’s consolidated financial statements as the changes relate only to additional disclosures.

NOTE 2—ACCRUED LIABILITIES:

Accrued liabilities are comprised of the following:

	December 31,
	2011	2010
Compensation	$8,817	$9,750
Other employee benefits	2,004	2,030
Taxes, other than income	1,954	1,966
Advertising and promotions	20,568	20,775
Other	9,726	9,664
	$43,069	$44,185

NOTE 3—INDUSTRIAL DEVELOPMENT BONDS:

Industrial development bonds are due in 2027. The average floating interest rate was 0.3% and 0.4% in 2011 and 2010, respectively. See Note 10 to the Consolidated Financial Statements for fair value disclosures.

NOTE 4—INCOME TAXES:

The domestic and foreign components of pretax income are as follows:

	2011	2010	2009
Domestic	$56,651	$59.308	$68,649
Foreign	4,261	13,760	(5,600)
	$60,912	$73,068	$63,049

The provision for income taxes is comprised of the following:

	2011	2010	2009
Current:
Federal	$15,568	$10,251	$21,836
Foreign	559	806	500
State	863	1,455	1,665
	16,990	12,512	24,001
Deferred:
Federal	(1,230)	5,622	(432)
Foreign	1,221	2,518	(12,987)
State	(7)	(647)	(690)
	(16)	7,493	(14,109)
	$16,974	$20,005	$9,892

Significant components of the Company’s net deferred tax liability at year end were as follows:

	December 31,
	2011	2010
Deferred tax assets:
Accrued customer promotions	$1,920	$1,634
Deferred compensation	15,593	11,602
Postretirement benefits	9,139	6,596
Other accrued expenses	6,347	5,475
Foreign subsidiary tax loss carry forward	16,406	16,582
Tax credit carry forward	841	978
Realized capital losses	1,349	—
Unrealized capital loss	6,401	6,566
	57,996	49,433
Valuation reserve	(2,190)	(686)
Total deferred tax assets	$55,806	$48,747
Deferred tax liabilities:
Depreciation	$35,103	$32,376
Deductible goodwill and trademarks	38,635	35,790
Accrued export company commissions	4,649	4,532
Employee benefit plans	2,248	3,506
Inventory reserves	1,733	1,871
Prepaid insurance	289	377
Accounts receivable	733	624
Deferred gain on sale of real estate	7,644	7,644
Total deferred tax liabilities	$91,034	$86,720
Net deferred tax liability	$35,228	$37,973

At December 31, 2011, the Company recognized $3,854 of benefits related to capital loss carry forwards. The carry forward losses will begin to expire in 2013. A valuation allowance has been established for the carry forward losses to reduce the future income tax benefits to amounts expected to be realized.

At December 31, 2011 the Company recognized $841 of benefits related to foreign subsidiary tax credit carry forwards. The carry forward credits expire in 2017. A valuation allowance has been established for the carry forward losses to reduce the future income tax benefits to amounts expected to be realized.

At December 31, 2011, the tax benefits of foreign subsidiary tax loss carry forwards expiring by year are as follows: $697 in 2014, $2,672 in 2015, $366 in 2026, $640 in 2027, $6,578 in 2028, $4,681 in 2029 and $772 in 2031.

Certain out of period items have been included in the 2011 provision that are immaterial individually and in the aggregate. The effective income tax rate differs from the statutory rate as follows:

	2011	2010	2009
U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net	1.2	1.1	1.7
Exempt municipal bond interest	(0.5)	(0.4)	(0.7)
Foreign tax rates	(0.4)	(2.0)	(4.9)
Release of prior period valuation allowances	—	—	(13.3)
Qualified domestic production activities deduction	(2.5)	(2.6)	(2.0)
Tax credits receivable	(0.4)	(0.2)	(0.4)
Adjustment of deferred tax balances	(1.7)	—	—
Reserve for uncertain tax benefits	(0.6)	(2.3)	1.3
Other, net	(2.2)	(1.2)	(1.0)
Effective income tax rate	27.9%	27.4%	15.7%

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

The Company has not provided for U.S. federal or foreign withholding taxes on $6,410 and $4,787 of foreign subsidiaries’ undistributed earnings as of December 31, 2011 and December 31, 2010, respectively, because such earnings are considered to be permanently reinvested. It is not practicable to determine the amount of income taxes that would be payable upon remittance of the undistributed earnings.

The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes on the Consolidated Statements of Earnings.

At December 31, 2011 and 2010, the Company had unrecognized tax benefits of $6,804 and $8,138, respectively. Included in this balance is $4,199 and $4,949, respectively, of unrecognized tax benefits that, if recognized, would favorably affect the annual effective income tax rate. As of December 31, 2011 and 2010, $1,541 and $1,697, respectively, of interest and penalties were included in the liability for uncertain tax positions.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	2011	2010	2009
Unrecognized tax benefits at January 1	$8,138	$14,370	$13,069
Increases in tax positions for the current year	320	632	2,661
Reductions in tax positions for lapse of statute of limitations	(668)	(1,122)	(514)
Reductions in tax positions for withdrawal of positions previously taken	—	(5,256)	—
Reductions in tax positions for effective settlements	(986)	(486)	(846)
Unrecognized tax benefits at December 31	$6,804	$8,138	$14,370

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The Company remains subject to examination by U.S. federal and state and foreign tax authorities for the years 2008 through 2010. With few exceptions, the Company is no longer subject to examinations by tax authorities for the year 2007 and prior.

The Company is currently subject to a U.S. federal examination for tax year 2009. The field work has not yet concluded and the Company is unable to determine the outcome at this time. The Company’s Canadian subsidiary is currently subject to examination by the Canada Revenue Agency for tax years 2005 and 2006. The Company is unable to determine the outcome of the examination at this time. In addition, the Company is currently subject to various state tax examinations. One of the state examinations has been effectively settled and the corresponding liability for unrecognized tax benefits has been reduced. Although the Company is unable to determine the ultimate outcome of the ongoing examinations, the Company believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

Beginning in 2008, statutory income tax rates in Canada will be reduced five percentage points with the final rate reduction coming in 2014. Accordingly in 2009, the Company’s Canadian subsidiary has revalued its deferred tax assets and liabilities based on the rate in effect for the year the differences are expected to reverse.

NOTE 5—SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

	Common Stock		Class B Common Stock		Treasury Stock		Capital in Excess of Par
	Shares	Amount	Shares	Amount	Shares	Amount	Value
	(000’s)		(000’s)		(000’s)
Balance at January 1, 2009	35,658	$24,762	19,357	$13,442	(65)	$(1,992)	$470,927
Issuance of 3% stock dividend	1,064	739	580	403	(2)	—	31,396
Conversion of Class B common shares to common shares	18	12	(18)	(12)	—	—	—
Purchase and retirement of common shares	(938)	(651)	—	—	—	—	(20,073)
Balance at December 31, 2009	35,802	24,862	19,919	13,833	(67)	(1,992)	482,250
Issuance of 3% stock dividend	1,070	743	597	414	(2)	—	45,526
Conversion of Class B common shares to common shares	50	35	(50)	(35)	—	—	—
Purchase and retirement of common shares	(865)	(600)	—	—	—	—	(22,281)
Balance at December 31, 2010	36,057	25,040	20,466	14,212	(69)	(1,992)	505,495
Issuance of 3% stock dividend	1,077	748	612	426	(2)	—	45,880
Conversion of Class B common shares to common shares	53	37	(53)	(37)	—	—	—
Purchase and retirement of common shares	(708)	(492)	—	—	—	—	(17,698)
Balance at December 31, 2011	36,479	$25,333	21,025	$14,601	(71)	$(1,992)	$533,677

Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends.

While the Company does not have a formal or publicly announced Company Common Stock purchase program, the Company’s board of directors periodically authorizes a dollar amount for such share purchases.

Based upon this policy, shares were purchased and retired as follows:

Year	Total Number of Shares Purchased (000’s)	Average Price Paid Per Share
2011	708	$25.64
2010	865	$26.41
2009	938	$22.05

NOTE 6—OTHER INCOME (EXPENSE), NET:

Other income (expense), net is comprised of the following:

	2011	2010	2009
Interest and dividend income	$1,087	$879	$1,439
Gains (losses) on trading securities relating to deferred compensation plans	29	3,364	4,524
Interest expense	(121)	(142)	(243)
Impairment of equity method investment	—	—	(4,400)
Equity method investment loss	(194)	(342)	(233)
Foreign exchange gains (losses)	2,098	4,090	951
Capital gains (losses)	(227)	(28)	(38)
Miscellaneous, net	274	537	100
	$2,946	$8,358	$2,100

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

NOTE 7—EMPLOYEE BENEFIT PLANS:

Pension plans:

The Company sponsors defined contribution pension plans covering certain non-union employees with over one year of credited service. The Company’s policy is to fund pension costs accrued based on compensation levels. Total pension expense for 2011, 2010 and 2009 approximated $4,011, $4,196 and $4,178, respectively. The Company also maintains certain profit sharing and retirement savings-investment plans. Company contributions in 2011, 2010 and 2009 to these plans were $1,024, $1,043 and $1,011, respectively.

The Company also contributes to multi-employer defined benefit pension plan for certain of its union employees under a collective bargaining agreement which expires on September 30, 2012, as follows:

Plan name: Bakery and Confectionery Union and Industry International Pension Fund

Employer Identification Number and plan number: 52-6118572, plan number 001

Funded Status as of the most recent year available: 86.51% funded as of January 1, 2010

The Company’s contributions to such plan: $2,046, $1,923 and $1,633 in 2011, 2010 and 2009, respectively

Plan status: Not in reorganization and not insolvent as of December 31, 2010

Although the Company has been advised that the plan is currently in an underfunded status, the relative position of each employer associated with the multi-employer plan with respect to the actuarial present value of benefits and net plan assets is not determinable by the Company. The Company’s annual contributions do not exceed 5% of total contributions to the Plan.

Deferred compensation:

The Company sponsors three deferred compensation plans for selected executives and other employees: (i) the Excess Benefit Plan, which restores retirement benefits lost due to IRS limitations on contributions to tax-qualified plans, (ii) the Supplemental Plan, which allows eligible employees to defer the receipt of eligible compensation until designated future dates and (iii) the Career Achievement Plan, which provides a deferred annual incentive award to selected executives. Participants in these plans earn a return on amounts due them based on several investment options, which mirror returns on underlying investments (primarily mutual funds). The Company economically hedges its obligations under the plans by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2011 and 2010, these investments totaled $41,768 and $38,504, respectively. All gains and losses and related investment income in these investments, which are recorded in other income (expense), net, are equally offset by corresponding increases and decreases in the Company’s deferred compensation liabilities.

Postretirement health care and life insurance benefit plans:

The Company provides certain postretirement health care and life insurance benefits for corporate office and management employees based upon their age, years of service, date of hire and if they agree to contribute a portion of the cost as determined by the Company. The Company has the right to modify or terminate these benefits and does not fund postretirement health care and life insurance benefits in advance of payments for benefit claims. The Company is currently contemplating changes to its postretirement health care and life insurance benefits with the intention of reducing the Company’s cost of providing such benefits. These changes are likely to include increasing retiree premium contributions, reducing and eliminating certain benefits, and taking steps to ensure that the Company does not become subject to the excise tax on high value coverage instituted by the Patient Protection and Affordability Act. The Company is not presently able to determine the effects of such changes on its financial statements.

Amounts recognized in accumulated other comprehensive loss (pre-tax) at December 31, 2011 are as follows:

Prior service credit	$(626)
Net actuarial loss	8,255
Net amount recognized in accumulated other comprehensive loss	$7,629

The estimated actuarial loss and prior service credit to be amortized from accumulated other comprehensive income into net periodic benefit cost during 2012 are $1,146 and $(125), respectively.

The changes in the accumulated postretirement benefit obligation at December 31, 2011 and 2010 consist of the following:

	December 31
	2011	2010
Benefit obligation, beginning of year	$20,689	$16,674
Service cost	831	696
Interest cost	1,117	958
Actuarial loss	3,898	2,714
Benefits paid	(427)	(353)
Benefit obligation, end of year	$26,108	$20,689

Net periodic postretirement benefit cost included the following components:

	2011	2010	2009
Service cost—benefits attributed to service during the period	$831	$696	$704
Interest cost on the accumulated postretirement benefit obligation	1,117	958	853
Net amortization	501	128	140
Net periodic postretirement benefit cost	$2,449	$1,782	$1,697

For measurement purposes, the 2012 annual rate of increase in the per capita cost of covered health care benefits was assumed to be 8.2% for pre-age 65 retirees, post 65 retirees and for prescription drugs; these rates were assumed to decrease gradually to 5.0% for 2019 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 4.31% and 5.47% at December 31, 2011 and 2010, respectively.

Increasing or decreasing the health care trend rates by one percentage point in each year would have the following effect:

	1% Increase	1% Decrease
Postretirement benefit obligation	$6,247	$(4,277)
Total of service and interest cost components	$484	$(320)

The Company estimates future benefit payments will be $574, $710, $882, $993 and $1,095 in 2012 through 2016, respectively, and a total of $7,002 in 2017 through 2020. The future benefit payments are net of the annual Medicare Part D subsidy of approximately $1,094 beginning in 2012.

NOTE 8—COMMITMENTS:

Rental expense aggregated $1,042, $1,152 and $1,180 in 2011, 2010 and 2009, respectively.

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

The following geographic data includes net product sales summarized on the basis of the customer location and long-lived assets based on their physical location:

	2011	2010	2009
Net product sales:
United States	$487,185	$471,714	$455,517
Foreign	41,184	45,435	40,075
	$528,369	$517,149	$495,592
Long-lived assets:
United States	$170,173	$172,087	$176,044
Foreign	41,989	43,405	44,677
	$212,162	$215,492	$220,721

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

As of December 31, 2011 and 2010, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. These included derivative hedging instruments related to the foreign currency forward contracts and purchase of certain raw materials, investments in trading securities and available for sale securities, including an auction rate security (ARS). The Company’s available for sale and trading securities principally consist of municipal bonds and mutual funds that are publicly traded.

The following tables present information about the Company’s financial assets measured at fair value as of December 31, 2011 and 2010, and indicate the fair value hierarchy and the valuation techniques utilized by the Company to determine such fair value:

	Estimated Fair Value December 31, 2011
	Total	Input Levels Used
	Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	$78,612	$78,612	$—	$—
Auction rate security	7,453	—	—	7,453
Available-for-sale securities, excluding the auction rate security	57,835	—	57,835	—
Foreign currency forward contracts	205	—	205	—
Commodity futures contracts	203	203	—	—
Commodity options contracts	—	—	—	—
Trading securities	41,768	41,768	—	—
Total assets measured at fair value	$186,076	$120,583	$58,040	$7,453

	Estimated Fair Value December 31, 2010
	Total	Input Levels Used
	Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	$115,976	$115,976	$—	$—
Auction rate security	6,775	—	—	6,775
Available-for-sale securities, excluding the auction rate security	27,178	—	27,178	—
Foreign currency forward contracts	942	—	942	—
Commodity futures contracts	2,310	2,310	—	—
Commodity options contracts	5,369	5,369	—	—
Trading securities	38,504	38,504	—	—
Total assets measured at fair value	$197,054	$162,159	$28,120	$6,775

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

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses, realized losses and amortized cost basis of the Company’s investment portfolio by major security type is as follows:

	December 31, 2011
	Amortized	Fair	Unrealized		Realized
Available for Sale:	Cost	Value	Gains	Losses	Losses
Auction rate security	$8,410	$7,453	$—	$(957)	$—
Municipal bonds	57,389	57,791	402	—	—
Mutual funds	45	44	—	(1)	—
	$65,844	$65,288	$402	$(958)	$—

	December 31, 2010
	Amortized	Fair	Unrealized		Realized
Available for Sale:	Cost	Value	Gains	Losses	Losses
Auction rate security	$8,410	$6,775	$—	$(1,635)	$—
Municipal bonds	27,073	27,122	49	—	—
Mutual funds	56	56	—	—	—
	$35,539	$33,953	$49	$(1,635)	$—

As of December 31, 2011, the Company’s long-term investments included an auction rate security, Jefferson County Alabama Sewer Revenue Refunding Warrants, reported at a fair value of $7,453, after reflecting a $5,140 other-than-temporary impairment and a $957 temporary, as defined, decline in market value against its $13,550 par value. This other-than-temporary impairment was recorded in other income (expense), net in 2008. In 2008, this auction rate security was determined to be other-than-temporarily impaired due to the duration and severity of the decline in fair value. The Company estimated the fair value of this auction rate security utilizing a valuation model with Level 3 inputs.

This valuation model considered, among other items, the credit risk of the collateral underlying the auction rate security, the credit risk of the bond insurer, interest rates, and the amount and timing of expected future cash flows including the Company’s assumption about the market expectation of the next successful auction. See also the Management’s Discussion and Analysis of Financial Condition and Results of Operations regarding Jefferson County auction rate security.

The Company classified this auction rate security as non-current and has included it in long-term investments on the Consolidated Statements of Financial Position at December 31, 2011 and 2010 because the Company believes that the current condition of the auction rate security market may take more than twelve months to improve.

The following table presents additional information about the Company’s financial instruments (all ARS) measured at fair value on a recurring basis using Level 3 inputs at December 31, 2011 and 2010:

	2011	2010
Balance at January 1	$6,775	$7,710
Unrealized loss recognized in other comprehensive loss	678	(935)
Balance at December 31	$7,453	$6,775

The $7,500 carrying amount of the Company’s industrial revenue development bonds at December 31, 2011 and 2010 approximates its estimated fair value as the bonds have a floating interest rate.

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

The following table summarizes the Company’s outstanding derivative contracts and their effects on its Consolidated Statements of Financial Position at December 31, 2011 and 2010:

December 31, 2011

	Notional Amounts	Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign currency forward contracts	$13,044	$205	$—
Commodity futures contracts	4,557	341	(138)
Commodity option contracts	—	—	—
Total derivatives		$546	$(138)

December 31, 2010

	Notional Amounts	Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign currency forward contracts	$3,572	$942	$—
Commodity futures contracts	4,407	2,310	—
Commodity option contracts	10,344	5,481	(112)
Total derivatives		$8,733	$(112)

The effects of derivative instruments on the Company’s Consolidated Statement of Earnings, Comprehensive Earnings and Retained Earnings for years ended December 31, 2011 and 2010 are as follows:

	For Year Ended December 31, 2011
	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Earnings	Gain (Loss) on Amount Excluded from Effectiveness Testing Recognized in Earnings
Foreign currency forward contracts	$317	$1,054	$—
Commodity futures contracts	4,674	6,782	—
Commodity option contracts	(5,388)	(305)	—
Total	$(397)	$7,531	$—

	For Year Ended December 31, 2010
	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Earnings	Gain (Loss) on Amount Excluded from Effectiveness Testing Recognized in Earnings
Foreign currency forward contracts	$467	$3,199	$—
Commodity futures contracts	2,120	(191)	—
Commodity option contracts	4,726	(357)	—
Total	$7,313	$2,651	$—

For the years ended December 31, 2011 and 2010, the Company recognized a loss of $0 and $1,613 in earnings, respectively, related to mark-to-market accounting for certain commodity option contracts.

NOTE 12—COMPREHENSIVE EARNINGS (LOSS):

The following table sets forth information with respect to accumulated other comprehensive earnings (loss):

	Foreign	Unrealized Gain (Loss) on			Accumulated
	Currency Translation Adjustment	Investments	Derivatives	Postretirement and Pension Benefits	Other Comprehensive Earnings (Loss)
Balance at January 1, 2009	$(14,292)	$191	$220	$(1,360)	$(15,241)
Unrealized gains (losses)	1,183	(709)	4,341	109	4,924
(Gains) losses reclassified to net earnings	—	—	(1,015)	—	(1,015)
Tax effect	(118)	263	(1,232)	23	(1,064)
Net of tax amount	1,065	(446)	2,094	132	2,845
Balance at December 31, 2009	(13,227)	(255)	2,314	(1,228)	(12,396)
Unrealized gains (losses)	856	(1,179)	7,313	(3,007)	3,983
(Gains) losses reclassified to net earnings	—	—	(2,651)	—	(2,651)
Tax effect	135	435	(1,724)	1,005	(149)
Net of tax amount	991	(744)	2,938	(2,002)	1,183
Balance at December 31, 2010	(12,236)	(999)	5,252	(3,230)	(11,213)
Unrealized gains (losses)	(2,496)	1,030	(397)	(3,092)	(4,955)
(Gains) losses reclassified to net earnings	—	—	(7,531)	—	(7,531)
Tax effect	46	(382)	2,933	1,149	3,746
Net of tax amount	(2,450)	648	(4,995)	(1,943)	(8,740)
Balance at December 31, 2011	$(14,686)	$(351)	$257	$(5,173)	$(19,953)

NOTE 13—GOODWILL AND INTANGIBLE ASSETS:

All of the Company’s intangible indefinite-lived assets are trademarks.

The changes in the carrying amount of trademarks for 2011 and 2010 were as follows:

	2011	2010
Original cost	$193,767	$193,767
Accumulated impairment losses as of January 1	(18,743)	(18,743)
Balance at January 1	$175,024	$175,024
Current year impairment losses	—	—
Balance at December 31	$175,024	$175,024
Accumulated impairment losses as of December 31	$(18,743)	$(18,743)

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of earnings, comprehensive earnings and retained earnings, and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting on page 27 of the 2011 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for LIFO inventories in 2011.

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

Chicago, IL
February 29, 2012

Performance Graph

The following performance graph compares the cumulative total shareholder return on the Company’s Common Stock for a five-year period (December 31, 2006 to December 31, 2011) with the cumulative total return of Standard & Poor’s 500 Stock Index (“S&P 500”) and the Dow Jones Industry Food Index (“Peer Group,” which includes the Company), assuming (i) $100 invested on December 31 of the first year of the chart in each of the Company’s Common Stock, S&P 500 and the Dow Jones Industry Food Index and (ii) the reinvestment of dividends.

Management’s Report on Internal Control Over Financial Reporting

The management of Tootsie Roll Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 (SEC) Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 as required by SEC Rule 13a-15(c). In making this assessment, we used the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 26.

Tootsie Roll Industries, Inc.

Chicago, Illinois
February 29, 2012

Quarterly Financial Data (Unaudited)

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

	(Thousands of dollars except per share data)
	First	Second	Third	Fourth	Year
2011
Net product sales	$108,323	$104,884	$186,784	$128,378	$528,369
Product gross margin	34,799	33,898	54,554	39,893	163,144
Net earnings	8,330	6,486	18,855	10,267	43,938
Net earnings per share	0.14	0.11	0.33	0.18	0.76

2010
Net product sales	$103,244	$105,026	$191,045	$117,834	$517,149
Product gross margin	34,909	35,450	61,649	35,807	167,815
Net earnings	9,068	8,309	26,245	9,441	53,063
Net earnings per share	0.15	0.14	0.45	0.16	0.90

The results for the quarters presented reflect the retrospective application of a change in accounting principle for inventory valuation and the related effects on product gross margin, net earnings and net earnings per share as discussed in Note 1 to the Consolidated Financial Statements. Product gross margin reflects increases (decreases) of $517, $504, and $811 for the three quarters of 2011 and $(212), $ (216), $(375) and $(218) for the four quarters of 2010. Net earnings reflect increases (decreases) $330, $ 321, and $517 for the three quarters of 2011 and $(136), $(138), $(239) and $(138) for four quarters of 2010. Net earnings per share increased .01 per share for the third quarter of 2011 and decreased .01 per share for the first quarter of 2010. All other quarters remain unchanged as reported.

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year and revision of net earnings as discussed above. The sum of the per share amounts may not equal annual amounts due to rounding.

2011-2010 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICES AND DIVIDENDS PER SHARE

STOCK PRICES*

	2011		2010
	High	Low	High	Low
1st Qtr	$29.45	$27.06	$28.24	$25.88
2nd Qtr	$29.68	$27.78	$28.04	$23.65
3rd Qtr	$29.80	$23.52	$25.95	$23.34
4th Qtr	$25.95	$22.85	$29.84	$24.64

*NYSE - Closing Price

Estimated Number of shareholders at February 2012:
Common Stock	18,000
Class B Common Stock	5,000

DIVIDENDS

	2011	2010
1st Qtr	$.08	$.08
2nd Qtr	$.08	$.08
3rd Qtr	$.08	$.08
4th Qtr	$.08	$.08

NOTE: In addition to the above cash dividends, a 3% stock dividend was issued on April 7, 2011 and April 8, 2010. Cash dividends are restated to reflect 3% stock dividends.

Five Year Summary of Earnings and Financial Highlights

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(Thousands of dollars except per share, percentage and ratio figures)

(See management’s comments starting on page 5)

	2011	2010	2009	2008	2007

Sales and Earnings Data (2)(3)(4)(5)
Net product sales	$528,369	$517,149	$495,592	$492,051	$492,742
Product gross margin	163,144	167,815	175,817	158,055	165,456
Interest expense	121	142	243	378	535
Provision for income taxes	16,974	20,005	9,892	16,347	25,401
Net earnings	43,938	53,063	53,157	38,880	52,175
% of net product sales	8.3%	10.3%	10.7%	7.9%	10.6%
% of shareholders’ equity	6.6%	8.0%	8.1%	6.1%	8.1%

Per Common Share Data (1)(3)(4)(5)
Net earnings	$0.76	$0.90	$0.89	$0.65	$0.85
Cash dividends declared	0.32	0.32	0.32	0.32	0.32
Stock dividends	3%	3%	3%	3%	3%

Additional Financial Data (1)(2)(3)(4)(5)
Working capital	$153,846	$176,662	$154,409	$129,694	$142,163
Net cash provided by operating activities	50,390	82,805	76,994	57,533	90,148
Net cash provided by (used in) investing activities	(51,157)	(16,808)	(16,364)	(7,565)	(43,429)
Net cash used in financing activities	(36,597)	(41,011)	(38,548)	(38,666)	(44,842)
Property, plant & equipment additions	16,351	12,813	20,831	34,355	14,767
Net property, plant & equipment	212,162	215,492	220,721	217,628	201,401
Total assets	857,856	857,959	836,844	813,252	813,134
Long-term debt	7,500	7,500	7,500	7,500	7,500
Shareholders’ equity	665,935	667,408	654,244	636,847	640,204
Average shares outstanding	57,892	58,685	59,425	60,152	61,580

(1)  Per Common share data and average shares outstanding adjusted for annual 3% stock dividends .

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

(5)  Reflects the increase (decrease) retrospective application of a change in accounting principle for inventory valuation for the following:

	2010	2009	2008	2007
Product gross margin	$(1,021)	$(1,130)	$(682)	$409
Provision for income taxes	(370)	(409)	(247)	148
Net earnings	(651)	(721)	(435)	261
Net earnings per share	(0.02)	(0.02)	—	0.01
Working capital	(2,424)	(1,403)	(273)	409
Total assets	(2,424)	(1,403)	(273)	409
Shareholders’ equity	(1,546)	(895)	(174)	261

Board of Directors

Melvin J. Gordon(1)	Chairman of the Board and Chief Executive Officer

Ellen R. Gordon(1)	President and Chief Operating Officer

Barre A. Seibert(2)(3)	Retired First Vice President, Washington Mutual Bank

Lana Jane Lewis-Brent(2)(3)	President, Paul Brent Designer, Inc., an art publishing, design and licensing company

Richard P. Bergeman(2)(3)	Retired Senior Vice President, Bestfoods

(1)Executive Committee  (2)Audit Committee  (3)Compensation Committee

Officers

Melvin J. Gordon	Chairman of the Board and Chief Executive Officer

Ellen R. Gordon	President and Chief Operating Officer

G. Howard Ember, Jr.	Vice President, Finance & Chief Financial Officer

John W. Newlin, Jr.	Vice President, Manufacturing

Thomas E. Corr	Vice President, Marketing & Sales

John P. Majors	Vice President, Physical Distribution

Barry P. Bowen	Treasurer & Assistant Secretary

Richard F. Berezewski	Controller

Offices, Plants

Executive Offices	7401 S. Cicero Ave. Chicago, Illinois 60629 www.tootsie.com

Plants/Warehouses	Illinois Tennessee Massachusetts Pennsylvania Wisconsin Ontario, Canada Mexico City, Mexico

Foreign Sales Offices	Mexico City, Mexico Ontario, Canada

Subsidiaries

Andes Candies L.P.

Andes Manufacturing LLC

Andes Services LLC

C.C.L.P., INC.

C.G.P., INC.

Cambridge Brands Manufacturing, Inc.

Cambridge Brands Services, Inc.

Cambridge Brands, Inc.

Cella’s Confections, Inc.

Charms LLC

Concord (GP) Inc.

Concord Canada Holdings ULC

Concord Confections Holdings USA, Inc.

Concord Partners LP

JT Company, Inc.

The Sweets Mix Company, Inc.

Tootsie Roll Company, Inc.

Tootsie Roll Industries, LLC

Tootsie Roll Management, Inc.

Tootsie Roll Mfg., LLC

Tootsie Roll of Canada, ULC

Tootsie Roll Worldwide, Ltd.

Tootsie Rolls—Latin America

TRI de Latinoamerica S.A. de C.V.

TRI Finance, Inc.

TRI International, Inc.

TRI Sales Co.

TRI-Mass, Inc.

Tutsi S.A. de C.V.

World Trade & Marketing Ltd.

Other Information

Stock Exchange	New York Stock Exchange, Inc. (Since 1922)

Stock Identification	Ticker Symbol: TR CUSIP No. 890516 10-7

Stock Transfer Agent and Stock Registrar	American Stock Transfer and Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219 1-800-710-0932 www.amstock.com

Independent Registered Public Accounting Firm	PricewaterhouseCoopers LLP One North Wacker Chicago, IL 60606

General Counsel	Becker Ross, LLP 317 Madison Avenue New York, NY 10017

Annual Meeting	May 7, 2012 Mutual Building, Room 1200 909 East Main Street Richmond, VA 23219

Printed on recycled paper.