Form 10-K, Exhibit 13
period 2013-12-31
TOOTSIE ROLL INDUSTRIES INC
filed 2014-02-28
CIK 98677

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

We conduct business with the highest ethical standards and integrity which are codified in the Company’s “Code of Business Conduct and Ethics.”

Financial Highlights

	December 31,
	2013	2012
	(in thousands except per share data)
Net Product Sales	$539,627	$545,985
Net Earnings	60,849	52,004
Working Capital	179,990	136,476
Net Property, Plant and Equipment	196,916	201,290
Shareholders’ Equity	680,305	649,815
Average Shares Outstanding*	59,634	60,484
Per Share Items*
Net Earnings	$1.02	$0.86
Cash Dividends Paid	0.24	0.90

*Adjusted for stock dividends.

To Our Shareholders

Net product sales in 2013 were $540 million compared to $546 million in 2012. We had another strong Halloween selling season and many of our core brands delivered good sales results.

Net earnings in 2013 were $61 million compared to $52 million in 2012, and earnings per share were $1.02 as compared to $0.86 in the prior year.

Our margins began to move toward more normal historical levels as certain commodity costs began to moderate somewhat during the year. Still, many commodities we use remain costly by historical standards, and we are continually challenged to keep our operations lean in order to deliver maximum value to our consumers and our shareholders.

We strive to implement measures that improve every aspect of our operations without jeopardizing the long-term strength of the Company. Our many well-known confectionery brands tend to be value-oriented. As such, one of our key goals is to be the low-cost producer in each product category in which we compete.

To achieve this goal, we actively pursue investments in the latest technology, and in 2013 capital expenditures were $16 million. This included new state of the art equipment installations at a number of our plants, as well as investments in information technology, which plays an ever-increasing role in the Company.

Other highlights of 2013 include:

•        Cash dividends were paid for the seventy-first consecutive year.

•        Our forty-ninth consecutive 3% stock dividend was distributed.

•        752,100 shares of the Company’s common stock were purchased in the open market for an aggregate price of $23 million.

These actions were accomplished using internally generated funds. We ended 2013 with $200 million of cash and investments, net of interest bearing debt and investments that hedge deferred compensation.

This financial strength enables the Company to continue to reinvest in operating assets and in our brands, develop new products or line extensions, distribute dividends, repurchase Company stock and to consider business acquisition opportunities as they arise. We are constantly active in each of these aspects of our business.

Sales and Marketing

Halloween was once again our largest selling period. Sales were supported by promotions tailored to our most significant trade class which includes mass merchandisers, drug chains, warehouse clubs, grocery and dollar stores. Packaged goods have remained highly successful in these channels, including large mixed assortments of our most popular items.

We also have several market leading entries in the “theater box” category which sold well again in 2013. These items generate high volumes through a variety of trade classes either as straight goods or in combo packs, display ready cases and floor displays.

Candy is sold in almost every retail trade channel, and we face intense competition in our industry. Retailers are highly selective as to the products they carry, and consumers can choose from a broad array of appealing products. The market is also fluid, as pack sizes, product presentations and assortments evolve to meet changing preferences in the trade and among consumers. Our iconic brands evolve in response to these shifting market conditions yet remain pure and satisfying to the sweet tooth of the many long term consumers who enjoy them.

Line extensions and other new products generated incremental sales and added to the excitement of our product portfolio. Cry Baby Chews were a super-sour, super-chewy, addition to our theater box line. In five delicious fruit flavors and dusted with a supercharged sour powder, this item is true to the mouth-puckering sour experience Cry Baby consumers have come to expect.

Cry Baby Chews

Our leadership in the lollipop category was bolstered by two seasonal offerings in the Charms line. New Candy Corn Pops of orange, yellow and white deliver great flavor along with the nostalgic feeling of fall candy corn.

Candy Corn Pops

Pumpkin Pops, another fall favorite from Charms, got an extreme make-over in 2013 with vivid new graphics. Despite the hauntingly sinister jack-o-lantern on the bag, this treat makes an eye-catching and tasty addition to any Halloween candy bowl.

Pumpkin Pops

For the Christmas season, Naughty (sour apple) or Nice (sweet cherry)

Pops became a fitting treat no matter which of Santa’s lists you were on!

Naughty or Nice Pops

Another seasonal line extension was Andes Crème de Menthe Trees, featuring Christmas tree-shaped layers of our famous Andes confection, individually wrapped in festive foil. This item makes a great stocking stuffer, that is, unless Santa’s helpers succumb to temptation and eat it first!

Andes Crème de Menthe Trees

Advertising and Public Relations

During 2013, we further expanded our digital marketing and social media initiatives on Facebook, Twitter, You Tube and Pinterest. Our primary demographic in these initiatives is candy buying mothers ages 25 to 44. We leveraged several brands along with our famous Mr. Owl character through a variety of website game experiences, banner ads and prize contests.

Social media efforts were enhanced by mobile device ads and internet ads also featuring our Mr. Owl in the famous “How Many Licks” commercial. We also promoted the “How Many Licks?” theme through traditional cable television ads. Having sought the answer to this famous question in a variety of media over many years, it seems that, as a wise owl once observed, “The world may never know!”

Again in 2013, several of our products were highlighted in special interest food programs on cable television. These, along with other previous cable programs, remain popular with viewing audiences and generate extensive exposure for our brands.

Supply Chain

In addition to the routine maintenance associated with a large manufacturing enterprise, we continually strive to improve our operations by upgrading facilities, equipment and business systems. Each year we undertake a variety of projects to add capacity, increase efficiency or improve quality. Emerging technology in production and control systems used throughout our process in blending, cooking, forming, wrapping, packaging and material handling, as well as new information technologies, continually present opportunities for attractive, cost saving capital projects.

In planning and designing these projects, we are careful to build in flexibility that will enable the Company to react to future changes in packaging or product assortments. Although this type of forward planning can add significant cost to these projects, it is imperative if we are to meet the future demands of an evolving market place. We are fortunate to have sufficient financial resources which enable us to take this extra step.

Purchasing

Prices of many commodities that we use moderated somewhat during the year from near record levels. Still, most remain high by historical standards and dairy powders, along with packaging costs, actually increased.

We continue to use competitive bidding, hedging and forward purchase contracts to manage commodity costs to the greatest extent we prudently can.

International

We manufacture and sell products in Mexico under the Tutsi trademark. We also sell Tootsie products, along with most of our other domestic brands, in the Canadian market and in many countries in Europe, Asia, and South and Central America.

We continue to see opportunities to market our products to confectionery consumers in a variety of international markets and we are actively cultivating these opportunities.

In Appreciation

We wish to thank our many loyal employees, customers, suppliers, sales brokers, and distributors for their efforts during 2013. We also thank our fellow shareholders for their support over the years. We are committed to success in the present environment, as well as, preparing the Company to succeed tomorrow and beyond.

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

FINANCIAL CONDITION

The Company’s overall financial position remains very strong as a result of its improving 2013 gross profit margins, net earnings and cash flows provided by operating activities. Cash flows from operating activities totaled $109,809 in 2013 compared to $101,919 in 2012. The Company used its 2013 cash flows to pay cash dividends of $14,282, purchase and retire $23,143 of its outstanding shares, and make capital expenditures of $15,752.

The Company’s net working capital was $179,990 at December 31, 2013 compared to $136,476 at December 31, 2012 which generally reflects higher cash and cash equivalents and short-term investments. As of December 31, 2013, the Company’s aggregate cash, cash equivalents and investments, including all long-term investments in marketable securities, was $270,387 compared to $209,420 at December 31, 2012, an increase of $60,967. The aforementioned includes $63,215 and $49,378 in trading securities as of December 31, 2013 and 2012, respectively. The Company invests in trading securities to provide an economic hedge for its deferred compensation liabilities, as further discussed herein and in Note 7 to the Consolidated Financial Statements.

Shareholders’ equity increased from $649,815 at December 31, 2012 to $680,305 as of December 31, 2013, principally reflecting 2013 net earnings of $60,849, less cash dividends of $14,282 and share repurchases of $23,143 during 2013.

The Company has a relatively straight-forward financial structure and has historically maintained a conservative financial position. Except for an immaterial amount of operating leases, the Company has no special financing arrangements or “off-balance sheet” special purpose entities. Cash flows from operations plus maturities of short-term investments are expected to be adequate to meet the Company’s overall financing needs, including capital expenditures, in 2014. Periodically, the Company considers possible acquisitions, and if the Company were to pursue and complete such an acquisition, that could result in bank borrowings or other financing.

Results of Operations

2013 vs. 2012

Net product sales were $539,627 in 2013 compared to $545,985 in 2012, a decrease of $6,358 or 1.2%. The decline in 2013 sales reflects some special promotional sales in 2012 that were not repeated in 2013.

Product cost of goods sold were $350,960 in 2013 compared to $365,573 in 2012, a decrease of $14,613 or 4.0%. Product cost of goods sold includes $2,457 and $1,034 in certain deferred compensation expenses in 2013 and 2012, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, product cost of goods sold decreased from $364,539 in 2012 to $348,503 in 2013, a decrease of $16,036 or 4.4%. As a percent of net product sales, these adjusted costs decreased from 66.8% in 2012 to 64.6% in 2013, a favorable decrease of 2.2% as a percent of net product sales. Although certain key ingredient costs were higher in 2013, our overall comparative ingredient costs are more favorable this year; however, our packaging materials and manufacturing plant operating costs did increase in 2013 compared to 2012. We are continuing our focus on cost reductions and savings and are making progress on restoring our margins to their historical levels before the increases in commodity and other input costs in recent years.

Selling, marketing and administrative expenses were $119,133 in 2013 compared to $113,842 in 2012, an increase of $5,291 or 4.6%. Selling, marketing and administrative expenses include $8,131 and $3,582 in certain deferred compensation expenses in 2013 and 2012, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, selling, marketing and administrative expenses increased from $110,260 in 2012 to $111,002 in 2013, an increase of $742 or 0.7%. As a percent of net product sales, these adjusted expenses increased slightly from 20.2% of net product sales in 2012 to 20.6% of net product sales in 2013. Selling, marketing and administrative expenses include $45,367 and $45,072 of freight, delivery and warehousing expenses in 2013 and 2012, respectively, which increased slightly from 8.3% of net product sales in 2012 to 8.4% of net product sales in 2013.

The Company believes that the carrying values of its goodwill and trademarks have indefinite lives as they are expected to generate cash flows indefinitely. In accordance with current accounting guidance, these indefinite-lived intangible assets are assessed at least annually for impairment as of December 31 or whenever events or circumstances indicate that the carrying values may not be recoverable from future cash flows. No impairments were recorded in 2013 or 2012. The fair values of trademarks are assessed each year using the present value of estimated future cash flows and estimated royalties. Based on the Company’s estimate at December 31, 2013, the individual fair values of the indefinite lived intangible assets exceed the net book value by more than 10%. For certain trademarks, holding all other assumptions constant at the test date, a 100 basis point increase in the discount rate or a 100 basis point decrease in the royalty rate would reduce the fair value of certain trademarks by approximately 16% and 13%, respectively. Individually, a 100 basis point increase in the discount rate would indicate a potential impairment of approximately $7,000 as of December 31, 2013. However, if the royalty rate were decreased by 100 basis points a potential impairment of approximately $3,000 would be indicated as of December 31, 2013.

Earnings from operations were $72,353 in 2013 compared to $69,479 in 2012, an increase of $2,874. Earnings from operations include $10,588 and $4,616 in certain deferred compensation expense in 2013 and 2012, respectively, which are discussed above. Adjusting for these deferred compensation expenses, earnings from operations were $82,941 and $74,095 in 2013 and 2012, respectively, an increase of $8,846 or 11.9%. This increase in 2013 earnings from operations principally reflects more favorable ingredient costs, plant efficiencies driven by capital investments, and on-going cost control programs.

Management believes the comparisons presented in the preceding paragraphs after adjusting for changes in deferred compensation are more reflective of the underlying operations of the Company.

Other income, net was $12,130 in 2013 compared to $4,685 in 2012, an increase of $7,445. Other income, net principally reflects $10,588 and $4,616 of aggregate net gains and investment income on trading securities in 2013 and 2012, respectively. These trading securities provide an economic hedge of the Company’s deferred compensation liabilities; and the related net gains and investment income were offset by a like amount of expense in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years as discussed above. Other income, net also includes foreign exchange gains (losses) of $(790) and $442 in 2013 and 2012, respectively.

During the fourth quarter 2013, the Company sold its investment in Jefferson County Alabama Sewer Revenue Refunding Warrants for $10,840. This was an auction rate security (ARS) originally purchased for $13,550 in 2008 with an insurance-backed AAA rating. Because the Company recorded an other-than-temporary pre-tax impairment of $5,140 in 2008 on this ARS investment which resulted in a carrying value of $8,410 at that time, a net gain of $2,430 was recorded on this sale in fourth quarter 2013. Since recording this initial impairment in 2008, the Company has carried this ARS investment at its estimated fair value utilizing a valuation model with Level 3 inputs, as defined by guidance, and resulting changes in the market value since the original impairment charge in 2008 have been recorded as changes to accumulated other comprehensive income (loss) each year.

Other income, net includes the results of the Company’s 50% share of two Spanish companies which are accounted for using the equity method. These equity method losses were $967 and $1,019 for 2013 and 2012, respectively. In addition, pre-tax impairment charges of $975 and $850 were recorded in 2013 and 2012, respectively, to write-down the Company’s carrying value to estimated fair value. Management estimated fair value principally using discounted cash flow as well as other market valuation analyses. The Company’s carrying value of this investment at December 31, 2013 is not significant.

The consolidated effective tax rate was 28.0% and 29.9% in 2013 and 2012, respectively; a reconciliation of the differences between the U.S. statutory rate and these effective tax rates is provided in Note 4 to the Consolidated Financial Statements. At December 31, 2013, the Company’s deferred tax assets include $12,512 of income tax benefits relating to foreign subsidiary tax loss carry-forwards which the Company expects to realize before their expiration dates (2026 through 2031). The Company utilized approximately $400 and $3,000 of these carry-forward tax loss benefits in 2013 and 2012, respectively. The Company has concluded that it is more-likely-than-not that it would realize these deferred tax assets relating to such tax operating loss carry-forwards because it is expected that sufficient levels of taxable income will be generated during the carry-forward periods. The Company has not provided for U.S. federal or foreign withholding taxes on $10,988 and $8,868 of foreign subsidiaries’ undistributed earnings as of December 31, 2013 and December 31, 2012, respectively, because such earnings are considered to be permanently reinvested. The Company estimates that the federal income tax liability on such undistributed earnings would approximate 30% of these amounts.

Net earnings were $60,849 in 2013 compared to $52,004 in 2012, and earnings per share were $1.02 and $0.86 in 2013 and 2012, respectively, an increase of $0.16 or 18.6%. Net earnings benefited from improved gross profit margins, as well as a gain on the sale of an ARS investment security and a lower effective tax rate, all of which are discussed above. Earnings per share benefited from the reduction in average shares outstanding resulting from purchases of the Company’s common stock in the open market by the Company. Average shares outstanding decreased from 60,484 in 2012 to 59,634 in 2013.

During 2012, the Company received notices from the Bakery and Confectionery Union and Industry International (BC&T) Pension Fund (Plan), a multi-employer defined benefit pension plan for certain Company union employees. Theses notices indicated that the Plan’s actuary certified that the Plan was in critical status, the “Red Zone”, as defined by the Pension Protection Act (PPA), and that a plan of rehabilitation was adopted by the Trustees of the Plan (Trustees) in fourth quarter 2012. The rehabilitation plan adopted requires that employer contributions include 5% compounded annual surcharges each year for an unspecified period of time beginning in January 2013 (in addition to a 5% interim surcharge initiated in June 2012) as well as certain plan benefit reductions. The Trustees will review the Plan’s progress each year and will consider if further adjustments, including employer surcharges or plan benefit modifications, are necessary to meet the objectives of the rehabilitation plan. Under the rehabilitation plan adopted, the Plan is projected to emerge from critical status sometime beyond a 30 year projection period. In the event that a plan does not have the financial resources to ultimately pay benefits at a level specified by law, then it must apply to the Pension Benefits Guaranty Corporation for government financial assistance. The Trustees have advised that neither the PPA nor regulatory guidance currently defines the rehabilitation standards for a plan that is not designed to emerge from critical status within the prescribed 10-year rehabilitation period. Company contributions, including surcharges, to the Plan were $2,231, $2,131, and $2,046 in each of the years 2013, 2012 and 2011, respectively. Surcharges included in aforementioned amounts were $242 and $65 in 2013 and 2012, respectively.

The Company was advised by the Plan that if the Company had withdrawn from the Plan during 2012 its estimated withdrawal liability would have been $37,200. The Company does not have any updated information regarding its withdrawal liability for 2013. Should the Company actually withdraw from the Plan at a future date, a withdrawal liability, which could be higher (or lower) than $37,200, would be payable to the Plan. In first quarter 2013, the Company executed a new labor contract with its BC&T local union which included the Company’s commitment to continue participating in this Plan through third quarter 2017. The Company is currently unable to determine the ultimate outcome of the above discussed matter and therefore, is unable to determine the effects on its consolidated financial statements, but, the ultimate outcome could be material to its consolidated results of operations in one or more future periods.

2012 vs. 2011

Net product sales were $545,985 in 2012 compared to $528,369 in 2011, an increase of $17,616 or 3.3%. Net sales in 2012 benefited from effective marketing and selling programs, including back-to-school and pre-Halloween programs, as well as from higher price realization needed to recover some of the rising commodity and other input costs experienced in recent years. Higher price realization generally reflects increases in product sales list prices, net of trade promotions, and the effects of any product size or weight changes.

Product cost of goods sold were $365,573 in 2012 compared to $365,225 in 2011, an increase of $348 or 0.1%. Product cost of goods sold includes $1,034 and $44 in certain deferred compensation expenses in 2012 and 2011, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, product cost of goods sold decreased from $365,181 in 2011 to $364,539 in 2012, a decrease of $642 or 0.2%. As a percent of net product sales, these adjusted costs decreased from 69.1% in 2011 to 66.8% in 2012, a decrease of 2.3% as a percent of net product sales. The favorable decrease in these costs as a percentage of sales primarily reflects higher price realization which was needed to restore a portion of our margins due to higher commodity and other input costs in recent years. Although we experienced decreases in costs for some ingredients in 2012 compared to 2011, our unit costs for packaging materials, freight and delivery, wages and benefits, and plant operations continued to increase further in 2012 compared to 2011. We have made progress toward restoring margins to their historical levels before the increases in commodity costs in recent years, but margins remain below historical levels prior to these increases in commodity and other input costs. Restoring these margins and coping with the effects of some ongoing high commodity costs continue to be part of our long-term challenge.

Selling, marketing and administrative expenses were $113,842 in 2012 compared to $108,276 in 2011, an increase of $5,566 or 5.1%. Selling, marketing and administrative expenses include $3,582 and $15, of certain deferred compensation expenses in 2012 and 2011, respectively. These deferred compensation expenses principally result from changes in the market value of investments and investment income from trading securities relating to compensation deferred in previous years and are not reflective of current operating results. Adjusting for the aforementioned, selling, marketing and administrative expenses increased from $108,291 in 2011 to $110,260 in 2012, an increase of $1,969 or 1.8%. As a percent of net product sales, these adjusted expenses decreased slightly from 20.5% of net product sales in 2011 to 20.2% of net product sales in 2012. Selling, marketing and administrative expenses include $45,072 and $45,850 of freight, delivery and warehousing expenses in 2012 and 2011, respectively.

These expenses decreased from 8.7% of net product sales in 2011 to 8.3% of net product sales in 2012, principally reflecting the effects of higher price realization.

Earnings from operations were $69,479 in 2012 compared to $57,966 in 2011, an increase of $11,513. Earnings from operations include $4,616 and $29 in certain deferred compensation expenses in 2012 and 2011, respectively. As discussed above, these deferred compensation expenses relate to changes in deferred compensation liabilities resulting from corresponding changes in the market value of trading securities and related investment income that hedge these liabilities. Adjusting for these deferred compensation expenses, earnings from operations were $74,095 and $57,995 in 2012 and 2011, respectively, an increase of $16,100 or 27.8%. This increase in earnings from operations principally reflects the benefits of increased sales, including higher price realization, as well as some decreases in ingredient costs in 2012 compared to 2011 and on-going cost control programs.

Management believes the comparisons presented in the preceding paragraphs after adjusting for changes in deferred compensation are more reflective of the underlying operations of the Company.

Other income, net was $4,685 in 2012 compared to $2,946 in 2011, an increase of $1,739. Other income, net reflects aggregate net gains and investment income of $4,616 and $29 in 2012 and 2011, respectively, on trading securities. These trading securities were offset by a like amount of expense in aggregate product cost of goods sold and selling, marketing, and administrative expenses in the respective years as discussed above. Other income, net also includes foreign exchange gains of $442 and $2,098 in 2012 and 2011, respectively.

Other income, net includes the results of the Company’s 50% share of two Spanish companies which are accounted for using the equity method. These equity method losses were $1,019 and $194 for 2012 and 2011, respectively. In addition, a pre-tax impairment charge of $850 was recorded in 2012 to write-down the Company’s carrying value to estimated fair value. Management estimated fair value principally using discounted cash flow and market comparable analyses.

The consolidated effective tax rate was 29.9% and 27.9% in 2012 and 2011, respectively. At December 31, 2012, the Company’s deferred tax assets include $13,791 of income tax benefits relating to foreign subsidiary tax loss carry-forwards which expire in 2014 through 2031 ($13,376 of benefits expire between 2022 and 2031). The aforementioned reflects the utilization of approximately $3,000 of these carry-forwards benefits in 2012; none of these carry-forward benefits were utilized in 2011. The Company has concluded that it is more-likely-than-not that it would realize the deferred tax assets relating to such tax operating loss carry-forwards because it is expected that sufficient levels of taxable income will be generated during the carry-forward periods.

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

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities were $109,809, $101,919 and $50,390 in 2013, 2012 and 2011, respectively. The $7,890 increase in cash flows from operating activities from 2012 to 2013 primarily reflects the 2013 increase in net earnings, and changes in inventories and prepaid expenses and other assets in the respective years. The increase in cash flows from 2011 to 2012 primarily reflects the 2012 increase in net earnings, decreases in inventories, accounts receivable and prepaid expenses and other assets.

During fourth quarter 2013, the Company contributed $15,000 to a VEBA trust, managed and controlled by the Company, to fund the estimated future costs of certain employee health, welfare and other benefits. The Company is using these funds, as well as investment income in this VEBA trust, to pay the actual cost of such benefits through 2017. At December 31, 2013, the VEBA trust held $13,991 of aggregate cash, cash equivalents and investments. This asset value is included in prepaid expenses and long-term other assets in the Company’s Consolidated Statement of Financial Position.

During fourth quarter 2013, the Company amended its post-retirement health and life insurance benefits plan provided to corporate office and management employees. These plan changes resulted in a negative plan amendment, as defined by accounting guidance, and a $10,425 reduction in the Company’s benefit obligation as of December 31, 2013. The plan changes generally limited future annual cost increases in health benefits to 3%, restricted this benefit to current employees with long-term service with the Company, required retirees to pay the full cost of life insurance, and eliminated these benefits for future employees effective April 1, 2014.

Cash flows from investing activities reflect capital expenditures of $15,752, $8,886, and $16,351 in 2013, 2012 and 2011, respectively.

The increase from 2012 to 2013 principally reflects the timing of expenditures relating to plant manufacturing projects as well as approximately $1,800 relating to computer system software and implementation. Capital expenditures in 2011 include $3,025 relating to the purchase of warehouse space and land planned for future use.

The Company had no bank borrowings or repayments in 2011, 2012, or 2013, and had no outstanding bank borrowings as of December 31, 2012 or 2013. Nonetheless, the Company would consider bank borrowing or other financing in the event that a business acquisition is completed.

Financing activities include Company common stock purchases and retirements of $23,143, $23,803, and $18,190 in 2013, 2012 and 2011, respectively. Cash dividends of $14,282, $52,431 (includes a special one-time dividend of $29,138 in 2012), and $18,407 were paid in 2013, 2012 and 2011, respectively. The fourth quarter 2012 included a special $0.50 per share cash dividend as well as an accelerated payment of the regular quarterly dividend of $0.08 per share which has historically been paid during the first week in January. Both were in response to the uncertainty surrounding the future federal tax treatment of dividends at that time after giving consideration to the Company’s cash and investment position.

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

Provisions for bad debts are recorded as selling, marketing and administrative expenses. Write-offs of bad debts did not exceed 0.1% of net product sales in each of 2013, 2012 and 2011, and accordingly, have not been significant to the Company’s financial position or results of operations.

Intangible assets

The Company’s intangible assets consist primarily of goodwill and acquired trademarks. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. In accordance with accounting guidance, goodwill and other indefinite-lived assets are not amortized, but are instead subjected to annual testing for impairment unless certain triggering events or circumstances are noted. The Company performs its annual impairment testing as of December 31. The Company may utilize third-party professional valuation firms to assist in the determination of valuation of certain trademarks.

With respect to impairment testing of goodwill, the first step compares the reporting unit’s estimated fair value with its carrying value. We estimate a reporting unit’s fair value using projected discounted cash flows. If the carrying value of a reporting unit’s net assets exceeds its fair value, the second step is applied to measure the difference between the carrying value and implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, the goodwill is considered impaired and reduced to its implied fair value.

We test non-amortizable intangible assets, trademarks, for impairment by comparing the fair value of each trademark with its carrying value. We determine fair value of trademarks using discounted cash flows and estimates of royalty rates. If the carrying value exceeds fair value, the trademark is considered impaired and is reduced to fair value.

The cash flow projections discussed above requires us to make assumptions and estimates regarding our future plans, including sales projections and profit margins, market based discount rates, competitive factors, and economic conditions; and our actual results and conditions may differ over time. A change in the assumptions relating to the impairment analysis of goodwill and trademarks, including but not limited to a reduction in projected cash flows, the use of a different discount rate to discount future cash flows or a different royalty rate applied to the Company’s trademarks, could cause impairment in the future.

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

Valuation of investments

Investments, primarily municipal bonds, mutual funds and equity method investments are reviewed for impairment at each reporting period by comparing the carrying value or amortized cost to the fair market value. The Company may utilize third-party professional valuation firms as necessary to assist in the determination of the value of investments that utilize Level 3 inputs as defined by guidance. In the event that an investment security’s fair value is below carrying value or amortized cost, the Company will record an other-than-temporary impairment or a temporary impairment based on accounting guidance.

Other matters

In the opinion of management, other than contracts for foreign currency forwards and raw materials, including currency and commodity hedges and outstanding purchase orders for packaging, ingredients, supplies, and operational services, all entered into in the ordinary course of business, the Company does not have any significant contractual obligations or future commitments. The Company’s outstanding contractual commitments as of December 31, 2013, all of which are generally normal and recurring in nature, are summarized in the chart on page 12, which is incorporated by reference herein.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2013, the FASB issued ASU 2013-11, which requires presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 provides explicit guidance on presentation in financial statements. The amendment is effective for reporting periods beginning in first quarter 2014. The Company does not expect adoption of this ASU to significantly impact its consolidated financial statements.

In March 2013, the FASB issued ASU 2013-05, which permits an entity to release cumulative translation adjustments into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided, or, if a controlling financial interest is no longer held. The revised standard is effective for fiscal years beginning in first quarter 2014; however, early adoption is permitted. The Company does not expect adoption of this ASU to significantly impact its consolidated financial statements.

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

The potential change in fair value of commodity and foreign currency derivative instruments held by the Company at December 31, 2013, assuming a 10% change in the underlying contract price, was $4,012. The analysis only includes commodity and foreign currency derivative instruments and, therefore, does not consider the offsetting effect of changes in the price of the underlying commodity or foreign currency. This amount is not significant compared with the net earnings and shareholders’ equity of the Company.

Interest rates

Interest rate risks primarily relate to the Company’s investments in tax exempt marketable securities with maturities or auction dates of generally up to three years.

The majority of the Company’s investments, which are classified as available for sale, have historically been held until they mature, which limits the Company’s exposure to interest rate fluctuations. The accompanying chart summarizes the maturities of the Company’s investments in debt securities at December 31, 2013.

Less than 1 year	$34,362
1 – 2 years	39,738
2 – 3 years	43,377
Over 3 years	1,153
Total	$118,630

The Company’s outstanding debt at December 31, 2013 and 2012 was $7,500 in an industrial revenue bond in which interest rates reset each week based on the current market rate. Therefore, the Company does not believe that it has significant interest rate risk with respect to its interest bearing debt.

Investment in marketable securities

As stated above, the Company invests primarily in tax exempt marketable securities with maturities or auction dates generally up to three years. The Company utilizes professional money managers and maintains investment policy guidelines which emphasize quality and liquidity in order to minimize the potential loss exposures that could result in the event of a default or other adverse event, including failed auctions. The Company continues to monitor these investments and markets, as well as its investment policies, however, the financial markets could experience unanticipated or unprecedented events as it did beginning in 2008, and future outcomes may be less predictable than in the past.

Equity price

Equity price risk relates to the Company’s investments in mutual funds which are principally used to fund and hedge the Company’s deferred compensation liabilities. At December 31, 2013, the Company has investments in mutual funds, classified as trading securities, of $63,215. Any change in the fair value of these trading securities is completely offset by a corresponding change in the respective hedged deferred compensation liability.

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

From time to time, the Company may use foreign exchange forward contracts and derivative instruments to mitigate its exposure to foreign exchange risks, as well as those related to firm commitments to purchase equipment from foreign vendors. See Note 10, Fair Value Measurements, for outstanding foreign exchange forward contracts as of December 31, 2013.

RISK FACTORS

The Company’s operations and financial results are subject to a number of risks and uncertainties that could adversely affect the Company’s operating results and financial condition. Significant risk factors, without limitation, that could impact the Company, are the following: (i) significant competitive activity, including advertising, promotional and price competition, and changes in consumer demand for the Company’s products; (ii) fluctuations in the cost and availability of commodities and ingredients, including the effects adverse weather and climate change, and the ability to recover cost increases through product sales price increases; (iii) inherent risks in the marketplace, including uncertainties about trade and consumer acceptance of product pricing changes and seasonal events such as Halloween; (iv) the effect of acquisitions on the Company’s results of operations and financial condition; (v) the effect of changes in foreign currencies on the Company’s foreign subsidiaries operating results, and the effect of the fluctuation of the Canadian dollar on products manufactured in Canada and marketed and sold in the United States in U.S. dollars; (vi) the Company’s reliance on third party vendors for various goods and services, including commodities used for ingredients that are primarily grown or sourced from foreign locations; (vii) the Company’s ability to successfully implement new production processes and manufacturing automation, and new computer software systems; (viii) the effect of changes in assumptions, including discount rates, sales growth and profit margins, which could affect the Company’s impairment testing and analysis of its goodwill and trademarks; (ix) changes in the confectionery marketplace including actions taken by major retailers and customers; (x) customer, consumer and competitor response to marketing programs and price and product weight adjustments, and new products; (xi) dependence on significant customers, including the volume and timing of their purchases, availability of shelf space, and competitive products; (xii) increases in energy costs, including freight and delivery, that cannot be passed along to customers through increased price realization due to competitive reasons; (xiii) any significant labor stoppages, strikes or production interruptions; (xiv) changes in governmental laws or regulations that affect ingredients used in products, or taxes, tariffs or other government restrictions on products sold; (xv) the adverse effects should the Company either voluntarily or involuntarily recall its product(s) from the marketplace; (xvi) the risk that the market value of Company’s investments could decline including being classified as “other-than-temporary” as defined; (xvii) the Company’s dependence on its enterprise resource planning computer system to manage its supply chain and customer deliveries, and the risk that the Company’s information technology systems fail to perform adequately or the Company is unable to protect such information technology systems against data corruption, cyber-based attacks or network security breaches; (xviii) the potential adverse effects on the Company as to changes to improve the funding status of the Bakery and Confectionery Union and Industry Pension Plan, a multi-employer plan which covers certain Company union employees; (xix) and the potential effects of current and future macroeconomic conditions and geopolitical events.

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

Open Contractual Commitments as of December 31, 2013

Payable in	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Commodity hedges	$5,922	$5,922	$—	$—	$—
Foreign currency hedges	34,244	20,084	14,160	—	—
Purchase obligations	9,833	9,833	—	—	—
Interest bearing debt	7,500	—	—	—	7,500
Operating leases	2,407	1,058	1,296	53	—
Total	$59,906	$36,897	$15,456	$53	$7,500

Note: Commodity hedges and foreign currency hedges reflect the amounts at which the Company will settle the related contracts. The above amounts exclude deferred income tax liabilities of $54,939, liabilities for uncertain tax positions of $7,167, postretirement health care and life insurance benefits of $9,176 and deferred compensation and other liabilities of $69,520 because the timing of payments relating to these items cannot be reasonably determined.

CONSOLIDATED STATEMENTS OF

Earnings and Retained Earnings

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands except per share data)

	For the year ended December 31,
	2013	2012	2011
Net product sales	$539,627	$545,985	$528,369
Rental and royalty revenue	3,756	3,885	4,136
Total revenue	543,383	549,870	532,505
Product cost of goods sold	350,960	365,573	365,225
Rental and royalty cost	937	976	1,038
Total costs	351,897	366,549	366,263
Product gross margin	188,667	180,412	163,144
Rental and royalty gross margin	2,819	2,909	3,098
Total gross margin	191,486	183,321	166,242
Selling, marketing and administrative expenses	119,133	113,842	108,276
Earnings from operations	72,353	69,479	57,966
Other income, net	12,130	4,685	2,946
Earnings before income taxes	84,483	74,164	60,912
Provision for income taxes	23,634	22,160	16,974
Net earnings	$60,849	$52,004	$43,938

Net earnings per share	$1.02	$0.86	$0.72
Average number of shares outstanding	59,634	60,484	61,347

Retained earnings at beginning of period	$80,210	$114,269	$135,866
Net earnings	60,849	52,004	43,938
Cash dividends	(18,922)	(47,729)	(18,360)
Stock dividends	(49,028)	(38,334)	(47,175)
Retained earnings at end of period	$73,109	$80,210	$114,269

(The accompanying notes are an integral part of these statements.)

CONSOLIDATED STATEMENTS OF

Comprehensive Earnings

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands except per share data)

	For the year ended December 31,
	2013	2012	2011
Net earnings	$60,849	$52,004	$43,938

Other comprehensive income (loss), before tax:
Foreign currency translation adjustments	(102)	1,303	(2,496)

Pension and postretirement reclassification adjustment:
Unrealized gains (losses) for the period on postretirement and pension benefits	20,037	1,066	(3,593)
Less: reclassification adjustment for losses to net earnings	671	1,036	501
Unrealized gains (losses) on postretirement and pension benefits	20,708	2,102	(3,092)

Investments:
Unrealized gains (losses) for the period on investments	1,091	1,980	1,030
Less: reclassification adjustment for (gains) losses to net earnings	(2,430)	—	—
Unrealized gains (losses) on investments	(1,339)	1,980	1,030

Derivatives:
Unrealized gains (losses) for the period on derivatives	(2,107)	(339)	(397)
Less: reclassification adjustment for (gains) losses to net earnings	1,446	(243)	(7,531)
Unrealized gains (losses) on derivatives	(661)	(582)	(7,928)
Total other comprehensive income (loss), before tax	18,606	4,803	(12,486)
Income tax benefit (expense) related to items of other comprehensive income	(6,797)	(1,297)	3,746
Comprehensive earnings	$72,658	$55,510	$35,198

CONSOLIDATED STATEMENTS OF
Financial Position
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands)

Assets

	December 31,
	2013	2012
CURRENT ASSETS:
Cash and cash equivalents	$88,283	$63,862
Investments	33,572	18,746
Accounts receivable trade, less allowances of $2,042 and $2,142	40,721	42,108
Other receivables	4,616	5,528
Inventories:
Finished goods and work-in-process	37,012	37,046
Raw materials and supplies	24,844	25,337
Prepaid expenses	5,581	4,148
Deferred income taxes	5,482	466
Total current assets	240,111	197,241
PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	21,683	21,687
Buildings	111,044	108,391
Machinery and equipment	340,405	331,110
Construction in progress	3,403	2,539
	476,535	463,727
Less—Accumulated depreciation	279,619	262,437
Net property, plant and equipment	196,916	201,290
OTHER ASSETS:
Goodwill	73,237	73,237
Trademarks	175,024	175,024
Investments	148,532	126,812
Split dollar officer life insurance	40,296	66,911
Prepaid expenses	10,260	—
Deferred income taxes	4,033	6,222
Total other assets	451,382	448,206
Total assets	$888,409	$846,737

(The accompanying notes are an integral part of these statements.)

(in thousands except per share data)

Liabilities and Shareholders’ Equity

	December 31,
	2013	2012
CURRENT LIABILITIES:
Accounts payable	$9,153	$8,942
Dividends payable	4,742	—
Accrued liabilities	45,580	45,150
Postretirement health care and life insurance benefits	319	555
Income taxes payable	327	6,118
Total current liabilities	60,121	60,765
NONCURRENT LIABILITES:
Deferred income taxes	54,939	38,748
Postretirement health care and life insurance benefits	8,857	26,826
Industrial development bonds	7,500	7,500
Liability for uncertain tax positions	7,167	7,866
Deferred compensation and other liabilities	69,520	55,217
Total noncurrent liabilities	147,983	136,157
SHAREHOLDERS’ EQUITY:
Common stock, $.69-4/9 par value— 120,000 shares authorized— 37,011 and 36,649, respectively, issued	25,702	25,450
Class B common stock, $.69-4/9 par value— 40,000 shares authorized— 22,256 and 21,627, respectively, issued	15,455	15,018
Capital in excess of par value	572,669	547,576
Retained earnings, per accompanying statement	73,109	80,210
Accumulated other comprehensive loss	(4,638)	(16,447)
Treasury stock (at cost)— 76 shares and 73 shares, respectively	(1,992)	(1,992)
Total shareholders’ equity	680,305	649,815
Total liabilities and shareholders’ equity	$888,409	$846,737

CONSOLIDATED STATEMENTS OF
Cash Flows
TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES	(in thousands)

	For the year ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings	$60,849	$52,004	$43,938
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	20,050	19,925	19,229
Impairment of equity method investment	975	850	—
Loss from equity method investment	967	1,019	194
Amortization of marketable security premiums	3,035	1,770	1,267
Changes in operating assets and liabilities:
Accounts receivable	1,330	272	(5,448)
Other receivables	253	(2,720)	3,963
Inventories	503	9,588	(15,631)
Prepaid expenses and other assets	14,922	11,295	5,106
Accounts payable and accrued liabilities	418	199	84
Income taxes payable and deferred	68	1,369	(5,772)
Postretirement health care and life insurance benefits	2,861	2,829	2,022
Deferred compensation and other liabilities	3,592	3,018	2,146
Other	(14)	501	(708)
Net cash provided by operating activities	109,809	101,919	50,390
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(15,752)	(8,886)	(16,351)
Net purchases of trading securities	(5,500)	(2,994)	(3,234)
Purchase of available for sale securities	(66,324)	(39,016)	(39,252)
Sale and maturity of available for sale securities	39,613	10,461	7,680
Net cash used in investing activities	(47,963)	(40,435)	(51,157)
CASH FLOWS FROM FINANCING ACTIVITIES:
Shares purchased and retired	(23,143)	(23,803)	(18,190)
Dividends paid in cash	(14,282)	(52,431)	(18,407)
Net cash used in financing activities	(37,425)	(76,234)	(36,597)
Increase (decrease) in cash and cash equivalents	24,421	(14,750)	(37,364)
Cash and cash equivalents at beginning of year	63,862	78,612	115,976
Cash and cash equivalents at end of year	$88,283	$63,862	$78,612

Supplemental cash flow information:
Income taxes paid	$24,225	$21,312	$16,906
Interest paid	$21	$31	$38
Stock dividend issued	$48,925	$38,236	$47,053

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

Revenue recognition:

Products are sold to customers based on accepted purchase orders which include quantity, sales price and other relevant terms of sale. Revenue, net of applicable provisions for discounts, returns, allowances and certain advertising and promotional costs, is recognized when products are delivered to customers and collectability is reasonably assured. Shipping and handling costs of $45,367, $45,072, and $45,850 in 2013, 2012 and 2011, respectively, are included in selling, marketing and administrative expenses. Accounts receivable are unsecured.

Cash and cash equivalents:

The Company considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

Investments:

Investments consist of various marketable securities with maturities of generally up to three years. The Company classifies debt and equity securities as either available for sale or trading. Available for sale securities are not actively traded by the Company and are carried at fair value. The Company follows current fair value measurement guidance and unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders’ equity, net of applicable taxes, until realized or other-than-temporarily impaired. Trading securities relate to deferred compensation arrangements and are carried at fair value with gains or losses included in other income, net. The Company invests in trading securities to economically hedge changes in its deferred compensation liabilities.

The Company regularly reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in other income, net. Further information regarding the fair value of the Company’s investments is included in Note 10 to the Consolidated Financial Statements.

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

Inventories:

Inventories are stated at cost, not to exceed market. The cost of substantially all of the Company’s inventories ($58,038 and $58,439 at December 31, 2013 and 2012, respectively) has been determined by the last-in, first-out (LIFO) method. The excess of current cost over LIFO cost of inventories approximates $20,926 and $26,130 at December 31, 2013 and 2012, respectively. The cost of certain foreign inventories ($3,818 and $3,944 at December 31, 2013 and 2012, respectively) has been determined by the first-in, first-out (FIFO) method. Rebates, discounts and other cash consideration received from vendors related to inventory purchases is reflected as a reduction in the cost of the related inventory item, and is therefore reflected in cost of sales when the related inventory item is sold.

Property, plant and equipment:

Depreciation is computed for financial reporting purposes by use of the straight-line method based on useful lives of 20 to 35 years for buildings and 5 to 20 years for machinery and equipment. Depreciation expense was $20,050, $19,925 and $19,229 in 2013, 2012 and 2011, respectively.

Carrying value of long-lived assets:

        The Company reviews long-lived assets to determine if there are events or circumstances indicating that the amount of the asset reflected in the Company’s balance sheet may not be recoverable. When such indicators are present, the Company compares the carrying value of the long-lived asset, or asset group, to the future undiscounted cash flows of the underlying assets to determine if impairment exists. If applicable, an impairment charge would be recorded to write down the carrying value to its fair value. The determination of fair value involves the use of estimates of future cash flows that involve considerable management judgment and are based upon assumptions about expected future operating performance. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance, and economic conditions. No impairment charges of long-lived assets were recorded by the Company during 2013, 2012 and 2011.

Postretirement health care and life insurance benefits:

The Company provides certain postretirement health care and life insurance benefits to corporate office and management employees. The cost of these postretirement benefits is accrued during employees’ working careers. See Note 7 for changes to these benefits and the resulting effects of the negative amendment, as defined by guidance. The Company also provides split dollar life benefits to certain executive officers. The Company records an asset equal to the cumulative insurance premiums paid that will be recovered upon the death of covered employees or earlier under the terms of the plan. No premiums were paid in 2013, 2012 and 2011. Certain split dollar agreements were terminated during 2012 which resulted in the full repayment to the Company of all of the cumulative premiums previously paid on these policies. During 2013 and 2012, the Company received $26,477 and $7,298, respectively, of such repayments which were recorded as a reduction in the carrying value of Split Dollar Officer Life Insurance.

Goodwill and indefinite-lived intangible assets:

In accordance with authoritative guidance, goodwill and intangible assets with indefinite lives are not amortized, but rather tested for impairment at least annually unless certain interim triggering events or circumstances require more frequent testing. All trademarks have been assessed by management to have indefinite lives because they are expected to generate cash flows indefinitely. Management believes that all assumptions used for the impairment tests are consistent with those utilized by market participants performing similar valuations The Company has completed its annual impairment testing of its goodwill and trademarks at December 31 of each of the years presented. No impairments of intangibles were recorded in 2013 and 2012.

With respect to impairment testing of goodwill, the first step compares the reporting unit’s estimated fair value with its carrying value. Projected discounted cash flows are used to determine the fair value of the reporting unit. If the carrying value of a reporting unit’s net assets exceeds its fair value, the second step is applied to measure the difference between the carrying value and implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, the goodwill is considered impaired and reduced to its implied fair value. Non-amortizable intangible assets, trademarks, are tested for impairment by comparing the fair value of each trademark with its carrying value. The fair value of trademarks is determined using discounted cash flows and estimates of royalty rates. If the carrying value exceeds fair value, the trademark is considered impaired and is reduced to fair value.

Income taxes:

Deferred income taxes are recorded and recognized for future tax effects of temporary differences between financial and income tax reporting. The Company records valuation allowances in situations where the realization of deferred tax assets is not more-likely-than-not. Federal income taxes are provided on the portion of income of foreign subsidiaries that is expected to be remitted to the U.S. and become taxable, but not on the portion that is considered to be permanently reinvested in the foreign subsidiary.

Foreign currency translation:

The U.S. dollar is used as the functional currency where a substantial portion of the subsidiary’s business is indexed to the U.S. dollar or where its manufactured products are principally sold in the U.S. All other foreign subsidiaries use the local currency as their functional currency. Where the U.S. dollar is used as the functional currency, foreign currency remeasurements are recorded as a charge or credit to other income, net in the statement of earnings. Where the foreign local currency is used as the functional currency, translation adjustments are recorded as a separate component of accumulated other comprehensive income (loss).

Equity method investment:

The Company’s 50% interest in two foreign companies is accounted for using the equity method. The Company records an increase in its investment to the extent of its share of earnings, and reduces its investment to the extent of losses and dividends received. No dividends were paid in 2013, 2012 and 2011.

As of December 31, 2013 and 2012, management determined that the carrying value of its equity method investment was impaired as a result of accumulated losses from operations and review of future expectations. The Company recorded a pre-tax impairment charge of $975 and $850 in 2013 and 2012, respectively. The fair value was assessed primarily using the discounted cash flow method and liquidation valuation. The key inputs to this method include projections of future cash flows, determinations of appropriate discount rates, and other assumptions of the equity method investee which are considered reasonable and inherent in the discounted cash flow analysis. The Company’s carrying value of this investment at December 31, 2013 is not significant.

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

Recent accounting pronouncements:

In July 2013, the FASB issued ASU 2013-11, which requires presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. ASU 2013-11 provides explicit guidance on presentation in financial statements. The amendment is effective for reporting periods beginning after December 15, 2013. The Company does not expect adoption of this ASU to significantly impact its consolidated financial statements.

        In March 2013, the FASB issued ASU 2013-05, which permits an entity to release cumulative translation adjustments into net income when a reporting entity (parent) ceases to have a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. Accordingly, the cumulative translation adjustment should be released into net income only if the sale or transfer results in the complete or substantially complete liquidation of the foreign entity in which the subsidiary or group of assets had resided, or, if a controlling financial interest is no longer held. The revised standard is effective for fiscal years beginning after December 15, 2013; however, early adoption is permitted. The Company does not expect adoption of this ASU to significantly impact its consolidated financial statements.

NOTE 2—ACCRUED LIABILITIES:

Accrued liabilities are comprised of the following:

	December 31,
	2013	2012
Compensation	$9,445	$8,948
Other employee benefits	7,825	7,121
Taxes, other than income	2,776	2,618
Advertising and promotions	19,133	21,431
Other	6,401	5,032
	$45,580	$45,150

NOTE 3—INDUSTRIAL DEVELOPMENT BONDS:

Industrial development bonds are due in 2027. The average floating interest rate, which is reset weekly, was 0.2% and 0.3% in 2013 and 2012, respectively. See Note 10 to the Consolidated Financial Statements for fair value disclosures.

NOTE 4—INCOME TAXES:

The domestic and foreign components of pretax income are as follows:

	2013	2012	2011
Domestic	$73,362	$64,173	$56,651
Foreign	11,121	9,991	4,261
	$84,483	$74,164	$60,912

The provision for income taxes is comprised of the following:

	2013	2012	2011
Current:
Federal	$16,192	$24,312	$15,568
Foreign	219	231	559
State	891	1,914	863
	17,302	26,457	16,990
Deferred:
Federal	4,286	(6,857)	(1,230)
Foreign	1,823	1,710	1,221
State	223	850	(7)
	6,332	(4,297)	(16)
	$23,634	$22,160	$16,974

Significant components of the Company’s net deferred tax liability at year end were as follows:

	December 31,
	2013	2012
Deferred tax assets:
Accrued customer promotions	$3,156	$3,971
Deferred compensation	25,103	19,485
Postretirement benefits	3,847	8,127
Other accrued expenses	6,158	7,749
Foreign subsidiary tax loss carry forward	12,512	13,791
Tax credit carry forward	1,243	1,066
Realized capital losses	581	1,366
Unrealized capital loss	—	5,848
	52,600	61,403
Valuation allowance	(957)	(2,040)
Total deferred tax assets	$51,643	$59,363
Deferred tax liabilities:
Depreciation	$33,129	$33,858
Deductible goodwill and trademarks	42,073	42,450
Accrued export company commissions	5,391	5,117
Employee benefit plans	5,100	876
Inventory reserves	1,646	256
Prepaid insurance	785	697
Unrealized capital loss	709	—
Deferred gain on sale of real estate	8,234	8,169
Total deferred tax liabilities	$97,067	$91,423
Net deferred tax liability	$45,424	$32,060

At December 31, 2013, the Company has provided a valuation allowance relating to $581 of capital loss carry forwards which begin to expire in 2014.

At December 31, 2013, the Company has recognized $376 of benefits related to foreign subsidiary tax credit carry forwards. The carry forward credits expire in 2017. A valuation allowance has been established for the carry forward losses to reduce the future income tax benefits to amounts expected to be realized. The Company has also recognized $867 of benefits related to state tax credit carry forwards. The state credit carry forward begins to expire in 2017.

At December 31, 2013, the tax benefits of foreign subsidiary tax loss carry forwards expiring by year are as follows: $350 in 2026, $612 in 2027, $6,290 in 2028, $4,476 in 2029, and $784 in 2031.

The effective income tax rate differs from the statutory rate as follows:

	2013	2012	2011
U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net	1.0	1.1	1.2
Exempt municipal bond interest	(0.4)	(0.5)	(0.5)
Foreign tax rates	(2.0)	(1.6)	(0.4)
Qualified domestic production activities deduction	(2.2)	(3.1)	(2.5)
Tax credits receivable	(0.9)	(0.9)	(0.4)
Adjustment of deferred tax balances	(1.1)	(0.5)	(1.7)
Reserve for uncertain tax benefits	(0.7)	(0.3)	(0.6)
Other, net	(0.7)	0.7	(2.2)
Effective income tax rate	28.0%	29.9%	27.9%

The Company has not provided for U.S. federal or foreign withholding taxes on $10,988 and $8,868 of foreign subsidiaries’ undistributed earnings as of December 31, 2013 and December 31, 2012, respectively, because such earnings are considered to be permanently reinvested. The Company estimates that the federal income tax liability on such remittances would approximate 30%. This foreign subsidiary holds $11,674 and $9,857 of cash and short term investments as of December 31, 2013 and 2012, respectively. The Company recognizes interest and penalties related to unrecognized tax benefits in the provision for income taxes on the Consolidated Statements of Earnings, Comprehensive Earnings and Retained Earnings.

At December 31, 2013 and 2012, the Company had unrecognized tax benefits of $6,010 and $6,677, respectively. Included in this balance is $3,539 and $4,306, respectively, of unrecognized tax benefits that, if recognized, would favorably affect the annual effective income tax rate. As of December 31, 2013 and 2012, $1,157 and $1,189, respectively, of interest and penalties were included in the liability for uncertain tax positions.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows:

	2013	2012	2011
Unrecognized tax benefits at January 1	$6,677	$6,804	$8,138
Increases in tax positions for the current year	1,163	727	320
Reductions in tax positions for lapse of statute of limitations	(867)	(854)	(668)
Reductions in tax positions relating to settlements with taxing authorities	(140)	—	—
Reductions in tax positions for effective settlements	(823)	—	(986)
Unrecognized tax benefits at December 31	$6,010	$6,677	$6,804

The Company is subject to taxation in the U.S. and various state and foreign jurisdictions. The Company remains subject to examination by U.S. federal and state and foreign tax authorities for the years 2010 through 2012. With few exceptions, the Company is no longer subject to examinations by tax authorities for the years 2009 and prior.

The Company had been subject to a federal examination of tax years 2009 and 2010. The examination was closed during the fourth quarter of 2013 with the Company agreeing to an assessment which it considered immaterial. The Company’s Canadian subsidiary is currently subject to examination by the Canada Revenue Agency for tax years 2005 and 2007. The Company is unable to determine the outcome of the examination at this time. In addition, the Company is currently subject to various state tax examinations. Although the Company is unable to determine the ultimate outcome of the ongoing examinations, the Company believes that its liability for uncertain tax positions relating to these jurisdictions for such years is adequate.

NOTE 5—SHARE CAPITAL AND CAPITAL IN EXCESS OF PAR VALUE:

	Class B						Capital in Excess
	Common Stock		Common Stock		Treasury Stock		of Par
	Shares	Amount	Shares	Amount	Shares	Amount	Value
	(000’s)		(000’s)		(000’s)
Balance at January 1, 2011	36,057	$25,040	20,466	$14,212	(69)	$(1,992)	$505,495
Issuance of 3% stock dividend	1,077	748	612	426	(2)	—	45,880
Conversion of Class B common shares to common shares	53	37	(53)	(37)	—	—	—
Purchase and retirement of common shares	(708)	(492)	—	—	—	—	(17,698)
Balance at December 31, 2011	36,479	25,333	21,025	14,601	(71)	(1,992)	533,677
Issuance of 3% stock dividend	1,085	753	631	437	(2)	—	37,046
Conversion of Class B common shares to common shares	29	20	(29)	(20)	—	—	—
Purchase and retirement of common shares	(944)	(656)	—	—	—	—	(23,147)
Balance at December 31, 2012	36,649	25,450	21,627	15,018	(73)	(1,992)	547,576
Issuance of 3% stock dividend	1,095	761	648	450	(3)	—	47,714
Conversion of Class B common shares to common shares	19	13	(19)	(13)	—	—	—
Purchase and retirement of common shares	(752)	(522)	—	—	—	—	(22,621)
Balance at December 31, 2013	37,011	$25,702	22,256	$15,455	(76)	$(1,992)	$572,669

Average shares outstanding and all per share amounts included in the financial statements and notes thereto have been adjusted retroactively to reflect annual three percent stock dividends.

While the Company does not have a formal or publicly announced Company Common Stock purchase program, the Company’s board of directors periodically authorizes a dollar amount for such share purchases.

Based upon this policy, shares were purchased and retired as follows:

Year	Total Number of Shares Purchased (000’s)	Average Price Paid Per Share
2013	752	$30.73
2012	944	$25.16
2011	708	$25.64

NOTE 6—OTHER INCOME, NET:

Other income, net is comprised of the following:

	2013	2012	2011
Interest and dividend income	$1,445	$1,369	$1,087
Gains on trading securities relating to deferred compensation plans	10,588	4,616	29
Interest expense	(92)	(137)	(121)
Impairment of equity investment	(975)	(850)	—
Equity method investment loss	(967)	(1,019)	(194)
Foreign exchange gains (losses)	(790)	442	2,098
Capital gains (losses)	2,576	(59)	(227)
Miscellaneous, net	345	323	274
	$12,130	$4,685	$2,946

NOTE 7—EMPLOYEE BENEFIT PLANS:

Pension plans:

The Company sponsors defined contribution pension plans covering certain non-union employees with over one year of credited service. The Company’s policy is to fund pension costs accrued based on compensation levels. Total pension expense for 2013, 2012 and 2011 approximated $4,437, $4,327 and $4,011, respectively. The Company also maintains certain profit sharing and retirement savings-investment plans. Company contributions in 2013, 2012 and 2011 to these plans were $1,121, $1,107 and $1,024, respectively.

The Company also contributes to multi-employer defined benefit pension plan for certain of its union employees under a collective bargaining agreement which is currently under negotiation, as follows:

Plan name: Bakery and Confectionery Union and Industry International Pension Fund

Employer Identification Number and plan number: 52-6118572, plan number 001

Funded Status as of the most recent year available: 66.86% funded as of January 1, 2012

The Company’s contributions to such plan: $2,231, $2,131 and $2,046 in 2013, 2012 and 2011, respectively

Plan status: Critical as of December 31, 2012

During 2012, the Company received notices from the Bakery and Confectionery Union and Industry International (BC&T) Pension Fund (Plan), a multi-employer defined benefit pension plan for certain Company union employees. Theses notices indicated that the Plan’s actuary certified that the Plan was in critical status, the “Red Zone”, as defined by the Pension Protection Act (PPA), and that a plan of rehabilitation was adopted by the Trustees of the Plan (Trustees) in fourth quarter 2012. The rehabilitation plan adopted requires that employer contributions include 5% compounded annual surcharges each year for an unspecified period of time beginning in January 2013 (in addition to a 5% interim surcharge initiated in June 2012) as well as certain plan benefit reductions. The Trustees will review the Plan’s progress each year and will consider if further adjustments, including employer surcharges or plan benefit modifications, are necessary to meet the objectives of the rehabilitation plan. Under the rehabilitation plan adopted, the Plan is projected to emerge from critical status sometime beyond a 30 year projection period. In the event that a plan does not have the financial resources to ultimately pay benefits at a level specified by law, then it must apply to the Pension Benefits Guaranty Corporation for government financial assistance. The Trustees have advised that neither the PPA nor regulatory guidance currently defines the rehabilitation standards for a plan that is not designed to emerge from critical status within the prescribed 10-year rehabilitation period. Company contributions, including surcharges, to the Plan were $2,231, $2,131, and $2,046 in each of the years 2013, 2012 and 2011, respectively. Surcharges included in aforementioned amounts were $242 and $65 in 2013 and 2012, respectively.

The Company was advised by the Plan that if the Company had withdrawn from the Plan during 2012 its estimated withdrawal liability would have been $37,200; the Company does not have any updated information regarding its withdrawal liability for 2013. Should the Company actually withdraw from the Plan at a future date, a withdrawal liability, which could be higher (or lower) than $37,200, would be payable to the Plan. In first quarter 2013, the Company executed a new labor contract with its BC&T local union which included the Company’s commitment to continue participating in this Plan through third quarter 2017. The Company is currently unable to determine the ultimate outcome of the above discussed matter and therefore, is unable to determine the effects on its consolidated financial statements, but, the ultimate outcome could be material to its consolidated results of operations in one or more future periods.

Deferred compensation:

The Company sponsors three deferred compensation plans for selected executives and other employees: (i) the Excess Benefit Plan, which restores retirement benefits lost due to IRS limitations on contributions to tax-qualified plans, (ii) the Supplemental Plan, which allows eligible employees to defer the receipt of eligible compensation until designated future dates and (iii) the Career Achievement Plan, which provides a deferred annual incentive award to selected executives. Participants in these plans earn a return on amounts due them based on several investment options, which mirror returns on underlying investments (primarily mutual funds). The Company economically hedges its obligations under the plans by investing in the actual underlying investments. These investments are classified as trading securities and are carried at fair value. At December 31, 2013 and 2012, these investments totaled $63,215 and $49,378, respectively. All gains and losses and related investment income in these investments, which are recorded in other income, net, are equally offset by corresponding increases and decreases in the Company’s deferred compensation liabilities.

Postretirement health care and life insurance benefit plans:

During fourth quarter 2013, the Company amended its post-retirement health and life insurance benefits plan provided to corporate office and management employees. These plan changes resulted in negative plan amendment, as defined by guidance, and a $10,425 reduction in the Company’s benefit obligation as of December 31, 2013. The plan changes generally limited future annual cost increases in health benefits to 3%, restricted this benefit to current employees with long-term service with the Company, required retirees to pay the full cost of life insurance, and eliminated these benefits for future employees effective April 1, 2014. Changes in the accumulated postretirement benefit obligation during 2013 include actuarial gains of $9,734 which reflect gains from demographic experience, favorable claim experience and an increase in the discount rate. The discount rates utilized to determine the accumulated postretirement benefit obligation as of December 31, 2013 and 2012 were 4.69% and 3.91%, respectively.

Amounts recognized in accumulated other comprehensive loss (pre-tax) at December 31, 2013 are as follows:

Prior service credit	$(10,801)
Net actuarial loss	(3,956)
Net amount recognized in accumulated other comprehensive (gain) loss	$(14,757)

The estimated actuarial loss (gain) and prior service credit (gain) to be amortized from accumulated other comprehensive loss (gain) into net periodic benefit cost during 2014 are $(452) and $(1,352), respectively.

The changes in the accumulated postretirement benefit obligation at December 31, 2013 and 2012 consist of the following:

	December 31
	2013	2012
Benefit obligation, beginning of year	$27,381	$26,108
Service cost	1,036	1,034
Interest cost	1,060	1,113
Plan amendments	(10,425)	—
Actuarial (gain)/loss	(9,734)	(520)
Benefits paid	(142)	(354)
Benefit obligation, end of year	$9,176	$27,381

Net periodic postretirement benefit cost included the following components:

	2013	2012	2011
Service cost—benefits attributed to service during the period	$1,036	$1,034	$831
Interest cost on the accumulated postretirement benefit obligation	1,060	1,113	1,117
Net amortization	671	1,036	501
Net periodic postretirement benefit cost	$2,767	$3,183	$2,449

The Company estimates future benefit payments will be $319, $340, $388, $433 and $470 in 2014 through 2018, respectively, and a total of $2,927 in 2019 through 2023. As a result of the plan changes, the Company will no longer qualify for the Medicare Part D retiree drugs subsidy.

NOTE 8—COMMITMENTS:

Rental expense aggregated $793, $967 and $1,042 in 2013, 2012 and 2011, respectively.

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

The following geographic data includes net product sales summarized on the basis of the customer location and long-lived assets based on their physical location:

	2013	2012	2011
Net product sales:
United States	$495,082	$499,660	$487,185
Canada and Other	44,545	46,325	41,184
	$539,627	$545,985	$528,369
Long-lived assets:
United States	$160,099	$161,504	$170,173
Canada and Other	36,817	39,786	41,989
	$196,916	$201,290	$212,162

Sales revenues from Wal-Mart Stores, Inc. aggregated approximately 23.8%, 23.5%, and 23.5% of net product sales during the years ended December 31, 2013, 2012 and 2011, respectively. Some of the aforementioned sales to Wal-Mart are sold to McLane Company, a large national grocery wholesaler, which services and delivers certain of the Company products to Wal-Mart and other retailers in the U.S.A. Net product sales revenues from McLane, which includes these Wal-Mart sales as well as sales and deliveries to other Company customers, were 15.1% in 2013; such revenues from McLane were less than 10% in 2012 and 2011.

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

As of December 31, 2013 and 2012, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. These included derivative hedging instruments related to the foreign currency forward contracts and purchase of certain raw materials, investments in trading securities and available for sale securities. The Company’s available for sale and trading securities principally consist of municipal bonds and mutual funds that are publicly traded.

The following tables present information about the Company’s financial assets and liabilities measured at fair value as of December 31, 2013 and 2012, and indicate the fair value hierarchy and the valuation techniques utilized by the Company to determine such fair value:

	Estimated Fair Value December 31, 2013
	Total	Input Levels Used
	Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	$88,283	$88,283	$—	$—
Available for sale securities	118,647	—	118,647	—
Foreign currency forward contracts	(684)	—	(684)	—
Commodity futures contracts, net	(130)	(130)	—	—
Trading securities	63,215	63,215	—	—
Total assets measured at fair value	$269,331	$151,368	$117,963	$—

	Estimated Fair Value December 31, 2012
	Total	Input Levels Used
	Fair Value	Level 1	Level 2	Level 3
Cash and equivalents	$63,862	$63,862	$—	$—
Auction rate security	9,485	—	—	9,485
Available for sale securities, excluding the auction rate security	84,568	—	84,568	—
Commodity futures contracts	(112)	(112)	—	—
Trading securities	49,378	49,378	—	—
Total assets measured at fair value	$207,181	$113,128	$84,568	$9,485

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

A summary of the aggregate fair value, gross unrealized gains, gross unrealized losses, realized losses and amortized cost basis of the Company’s investment portfolio by major security type is as follows:

	December 31, 2013
	Amortized	Fair	Unrealized		Realized
Available for Sale:	Cost	Value	Gains	Losses	Losses
Municipal bonds	$75,488	$75,622	$134	$—	$—
Corporate bonds	37,258	37,214	—	(44)	—
Certificates of deposit	5,796	5,794		(2)
Mutual funds	20	17	—	(3)	—
	$118,562	$118,647	$134	$(49)	$—

	December 31, 2012
	Amortized	Fair	Unrealized		Realized
Available for Sale:	Cost	Value	Gains	Losses	Losses
Auction rate security	$8,410	$9,485	$1,075	$—	$—
Municipal bonds	65,745	66,002	257	—	—
Corporate bonds	14,614	14,744	130
Certificates of deposit	3,840	3,805		(35)
Mutual funds	20	17	—	(3)	—
	$92,629	$94,053	$1,462	$(38)	$—

        During the fourth quarter 2013, the Company sold its investment in Jefferson County Alabama Sewer Revenue Refunding Warrants for $10,840. This was an auction rate security (ARS) originally purchased for $13,550 in 2008 with an insurance-backed AAA rating. Because the Company recorded an other-than-temporary pre-tax impairment of $5,140 in 2008 on this ARS investment which resulted in a carrying value of $8,410 at that time, a net gain of $2,430 was recorded on this sale in fourth quarter 2013. Since recording this initial impairment in 2008, the Company has carried this ARS investment at its estimated fair value utilizing a valuation model with Level 3 inputs, as defined by guidance, and resulting changes in the market value since the original impairment charge in 2008 have been recorded as changes to accumulated other comprehensive income (loss) each year.

The following table presents additional information about the Company’s auction rate security (Jefferson County Alabama Sewer Revenue Refunding Warrants) measured at fair value on a recurring basis using Level 3 inputs at December 31, 2013 and 2012:

	2013	2012
Balance at January 1	$9,485	$7,453
Unrealized gain recognized in accumulated other comprehensive loss	1,355	2,032
Settlement of security	(10,840)	—
Balance at December 31	$—	$9,485

The fair value of the Company’s industrial revenue development bonds at December 31, 2013 and 2012 were valued using Level 2 inputs which approximates the carrying value of $7,500 for both periods. Interest rates on these bonds reset weekly based on current market conditions.

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

The following table summarizes the Company’s outstanding derivative contracts and their effects on its Consolidated Statements of Financial Position at December 31, 2013 and 2012:

	December 31, 2013
	Notional Amounts	Assets	Liabilities
Derivatives designated as hedging instruments:
Foreign currency forward contracts	$34,244	$—	$(684)
Commodity futures contracts	5,601	41	(191)
Total derivatives designated as hedging instruments:		41	(875)
Derivatives not designated as hedging instruments:
Commodity futures contracts	321	20	—
Total derivatives not designated as hedging instruments:		20	—
Total derivatives		$61	$(875)

	December 31, 2012
	Notional Amounts	Assets	Liabilities
Derivatives designated as hedging instruments:
Commodity futures contracts	$7,868	$127	$(301)
Total derivatives designated as hedging instruments:		127	(301)
Derivatives not designated as hedging instruments
Commodity futures contracts	627	62	—
Total derivatives not designated as hedging instruments:		62	—
Total derivatives		$189	$(301)

The effects of derivative instruments on the Company’s Consolidated Statement of Earnings, Comprehensive Earnings and Retained Earnings for years ended December 31, 2013 and 2012 are as follows:

	For Year Ended December 31, 2013
	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Earnings	Gain (Loss) on Amount Excluded from Effectiveness Testing Recognized in Earnings
Foreign currency forward contracts	$(1,144)	$(460)	$—
Commodity futures contracts	(963)	(986)	—
Total	$(2,107)	$(1,446)	$—

	For Year Ended December 31, 2012
	Gain (Loss) Recognized in OCI	Gain (Loss) Reclassified from Accumulated OCI into Earnings	Gain (Loss) on Amount Excluded from Effectiveness Testing Recognized in Earnings
Foreign currency forward contracts	$222	$427	$—
Commodity futures contracts	(526)	(149)	—
Commodity option contracts	(35)	(35)	—
Total	$(339)	$243	$—

For the years ended December 31, 2013 and 2012, the Company recognized a gain (loss) of $(42) and $62 in earnings, respectively, related to mark-to-market accounting for certain commodity futures contracts.

NOTE 12—COMPREHENSIVE EARNINGS (LOSS):

The following table sets forth information with respect to accumulated other comprehensive earnings (loss):

	Foreign	Unrealized Gain (Loss) on			Accumulated
	Currency Translation Adjustment	Investments	Derivatives	Postretirement and Pension Benefits	Other Comprehensive Earnings (Loss)
Balance at January 1, 2011	$(12,236)	$(999)	$5,252	$(3,230)	$(11,213)
Unrealized gains (losses)	(2,496)	1,030	(397)	(3,593)	(5,456)
(Gains) losses reclassified to net earnings	—	—	(7,531)	501	(7,030)
Tax effects	46	(382)	2,933	1,149	3,746
Net of tax amount	(2,450)	648	(4,995)	(1,943)	(8,740)
Balance at December 31, 2011	(14,686)	(351)	257	(5,173)	(19,953)
Unrealized gains (losses)	1,303	1,980	(339)	1,066	4,010
(Gains) losses reclassified to net earnings	—	—	(243)	1,036	793
Tax effects	(23)	(721)	214	(767)	(1,297)
Net of tax amount	1,280	1,259	(368)	1,335	3,506

	Foreign	Unrealized Gain (Loss) on			Accumulated
	Currency Translation Adjustment	Investments	Derivatives	Postretirement and Pension Benefits	Other Comprehensive Earnings (Loss)
Balance at December 31, 2012	$(13,406)	$908	$(111)	$(3,838)	$(16,447)
Unrealized gains (losses)	(102)	1,091	(2,107)	20,037	18,919
(Gains) losses reclassified to net earnings	—	(2,430)	1,446	671	(313)
Tax effects	(19)	485	240	(7,503)	(6,797)
Net of tax amount	(121)	(854)	(421)	13,205	11,809
Balance at December 31, 2013	$(13,527)	$54	$(532)	$9,367	$(4,638)

NOTE 13—GOODWILL AND INTANGIBLE ASSETS:

All of the Company’s intangible indefinite-lived assets are trademarks.

The changes in the carrying amount of trademarks for 2013 and 2012 were as follows:

	2013	2012
Original cost	$193,767	$193,767
Accumulated impairment losses as of January 1	(18,743)	(18,743)
Balance at January 1	$175,024	$175,024
Current year impairment losses	—	—
Balance at December 31	$175,024	$175,024
Accumulated impairment losses as of December 31	$(18,743)	$(18,743)

The fair value of indefinite-lived intangible assets was primarily assessed using the present value of estimated future cash flows and relief-from-royalty method.

The Company has no accumulated impairment losses of goodwill.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Tootsie Roll Industries, Inc.:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of earnings, comprehensive earnings and retained earnings, and of cash flows present fairly, in all material respects, the financial position of Tootsie Roll Industries, Inc. and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting on page 27 of the 2013 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Chicago, IL
February 28, 2014

Performance Graph

The following performance graph compares the cumulative total shareholder return on the Company’s Common Stock for a five-year period (December 31, 2008 to December 31, 2013) with the cumulative total return of Standard & Poor’s 500 Stock Index (“S&P 500”) and the Dow Jones Industry Food Index (“Peer Group,” which includes the Company), assuming (i) $100 invested on December 31 of the first year of the chart in each of the Company’s Common Stock, S&P 500 and the Dow Jones Industry Food Index and (ii) the reinvestment of dividends.

Management’s Report on Internal Control Over Financial Reporting

The management of Tootsie Roll Industries, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 (SEC) Rule 13a-15(f). Our management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 as required by SEC Rule 13a-15(c). In making this assessment, we used the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on our evaluation under the COSO criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 26.

Tootsie Roll Industries, Inc.

Chicago, Illinois
February 28, 2014

Quarterly Financial Data (Unaudited)

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

	(Thousands of dollars except per share data)
	First	Second	Third	Fourth	Year
2013
Net product sales	$110,279	$101,988	$191,807	$135,553	$539,627
Product gross margin	38,110	35,016	65,974	49,567	188,667
Net earnings	9,069	8,369	26,043	17,368	60,849
Net earnings per share	0.15	0.14	0.44	0.29	1.02

2012
Net product sales	$109,763	$108,156	$200,274	$127,792	$545,985
Product gross margin	34,858	35,298	64,422	45,834	180,412
Net earnings	8,774	7,511	22,923	12,796	52,004
Net earnings per share	0.14	0.12	0.38	0.21	0.86

Net earnings per share is based upon average outstanding shares as adjusted for 3% stock dividends issued during the second quarter of each year as discussed above. The sum of the quarterly per share amounts may not equal annual amounts due to rounding.

2013-2012 QUARTERLY SUMMARY OF TOOTSIE ROLL INDUSTRIES, INC. STOCK PRICES AND DIVIDENDS PER SHARE

STOCK PRICES*

	2013		2012
	High	Low	High	Low
1st Qtr	$30.00	$26.09	$24.67	$22.29
2nd Qtr	$32.81	$29.30	$23.86	$21.70
3rd Qtr	$35.12	$29.50	$27.08	$23.85
4th Qtr	$33.40	$29.36	$28.60	$25.62

*NYSE - Closing Price

Estimated Number of shareholders at February 2014:
Common Stock	17,000
Class B Common Stock	4,500

DIVIDENDS DECLARED

	2013	2012
1st Qtr	$.08	$.08
2nd Qtr	$.08	$.08
3rd Qtr	$.08	$.08
4th Qtr	$.08	$.58

NOTE: In addition to the above cash dividends, a 3% stock dividend was issued on April 5, 2013 and April 5, 2012. Cash dividends are restated to reflect 3% stock dividends. The fourth quarter 2012 includes a $0.50 special dividend.

Five Year Summary of Earnings and Financial Highlights

TOOTSIE ROLL INDUSTRIES, INC. AND SUBSIDIARIES

(Thousands of dollars except per share, percentage and ratio figures)

(See management’s comments starting on page 4)	2013	2012	2011	2010	2009
Sales and Earnings Data (2)(3)
Net product sales	$539,627	$545,985	$528,369	$517,149	$495,592
Product gross margin	188,667	180,412	163,144	167,815	175,817
Interest expense	92	137	121	142	243
Provision for income taxes	23,634	22,160	16,974	20,005	9,892
Net earnings	60,849	52,004	43,938	53,063	53,157
% of net product sales	11.3%	9.5%	8.3%	10.3%	10.7%
% of shareholders’ equity	8.9%	8.0%	6.6%	8.0%	8.1%
Per Common Share Data (1)(3)
Net earnings	$1.02	$0.86	$0.72	$0.85	$0.85
Cash dividends declared	0.32	0.82	0.32	0.32	0.32
Stock dividends	3%	3%	3%	3%	3%
Additional Financial Data (1)(2)(3)
Working capital	$179,990	$136,476	$153,272	$176,662	$154,409
Net cash provided by operating activities	109,809	101,919	50,390	82,805	76,994
Net cash provided by (used in) investing activities	(47,963)	(40,435)	(51,157)	(16,808)	(16,364)
Net cash used in financing activities	(37,425)	(76,234)	(36,597)	(41,011)	(38,548)
Property, plant & equipment additions	15,752	8,886	16,351	12,813	20,831
Net property, plant & equipment	196,916	201,290	212,162	215,492	220,721
Total assets	888,409	846,737	857,856	857,959	836,844
Long-term debt	7,500	7,500	7,500	7,500	7,500
Shareholders’ equity	680,305	649,815	665,935	667,408	654,244
Average shares outstanding	59,634	60,484	61,347	62,139	62,880

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

Corporate Profile

Tootsie Roll Industries, Inc. has been engaged in the manufacture and sale of confectionery products for 117 years. Our products are primarily sold under the familiar brand names: Tootsie Roll, Tootsie Roll Pops, Caramel Apple Pops, Child’s Play, Charms, Blow Pop, Blue Razz, Cella’s chocolate covered cherries, Tootsie Dots, Tootsie Crows, Junior Mints, Junior Caramels, Charleston Chew, Sugar Daddy, Sugar Babies, Andes, Fluffy Stuff cotton candy, Dubble Bubble, Razzles, Cry Baby, Nik-L-Nip and EI Bubble.

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
Tennessee
Massachusetts
Pennsylvania
Wisconsin
Ontario, Canada
Mexico City, Mexico
Foreign Sales Offices	Mexico City, Mexico
Ontario, Canada

Other Information

Stock Exchange	New York Stock Exchange, Inc. (Since 1922)
Stock Identification	Ticker Symbol: TR CUSIP No. 890516 10-7
Stock Transfer Agent and Stock Registrar	American Stock Transfer and Trust Company Operations Center 6201 15th Avenue Brooklyn, NY 11219 1-800-710-0932 www.amstock.com
Independent Registered Public Accounting Firm	PricewaterhouseCoopers LLP One North Wacker Chicago, IL 60606
General Counsel	Becker Ross, LLP 317 Madison Avenue New York, NY 10017
Annual Meeting	May 5, 2014 Mutual Building, Room 1200 909 East Main Street Richmond, VA 23219

   Printed on recycled paper.